Form 20-F
period 2003-03-31
PROTHERICS PLC
filed 2003-09-30
CIK 945725

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES
EXCHANGE ACT OF 1934
- OR –
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT
OF 1934 for the fiscal year ended March 31, 2003
- OR –
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934 for the transition period from __________________ to __________________

Commission File Number: 082-03895

PROTHERICS PLC

(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

England and Wales
(Jurisdiction of incorporation or organization)

The Heath Business & Technical Park, Runcorn, Cheshire, WA7 4QF England

(Address of principal executive office)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Ordinary Shares of 2 Pence Each
(Title of Class)

     Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by this Annual Report:
188,232,913 ordinary shares of 2p each as of March 31, 2003

     Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

☒	Yes	☐	No

     Indicate by check mark which financial statement item the Registrant has elected to follow:

☒	Item 17	☐	Item 18

i

INTRODUCTION

     Protherics PLC (the “Company”) is a public limited company incorporated under the laws of England and Wales (registered number 2459087). The Company was incorporated in January 1990 under the name Powerfirst Public Limited Company and changed its corporate name to Proteus International PLC (“Proteus”) in 1990. In September 1999, a wholly-owned subsidiary of Proteus merged with and into Therapeutic Antibodies Inc., a Delaware corporation (“Therapeutic Antibodies”). After the merger, the Company changed its name to Protherics PLC. On May 2, 2003, the Company announced that it had reached agreement on the terms of a recommended offer for Enact Pharma PLC (“Enact”), the OFEX traded biopharmaceutical company and this offer was declared wholly unconditional on June 18, 2003. The Company’s address is The Heath Business & Technical Park, Runcorn, Cheshire, WA7 4QF, England.

     Certain statements contained in this report may not be based on historical facts and are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In particular, certain statements included herein under “Item 3. Key Information” and “Item 5. Operating and Financial Review and Prospects,” including without limitation, those concerning the Company’s strategy and competitive strengths, the Company’s expectations and plans, the Company’s collaborative revenues, research and development and general and administrative expenses, contain certain forward-looking statements concerning the Company’s operations, performance and financial condition. Such statements may generally, but not always, be identified by their use of words such as “anticipates,” “expects,” or “believes.” Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove in hindsight correct. Many important factors could cause actual results to differ materially from such expectations including, among others, those set forth in “Item 3. Key Information—Risk Factors” and “Item 4. Information on the Company—Government Regulation” (collectively, the “Risk Factors”). All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified by the Risk Factors. Other relevant risks may be detailed from time to time in the Company’s press releases and filings with the Securities and Exchange Commission. We undertake no obligation to update these forward-looking statements to reflect events or circumstances that occur after the date of this report.

     The scientific and technical terms and abbreviations used in this report are defined in the “Glossary” beginning on page 2.

GLOSSARY

     The discussion herein regarding the Company’s product candidates and technologies includes certain scientific and technical terms and abbreviations. These terms include:

affinity	the strength of the binding between an antibody and its antigen or epitope

angiotensin	the term used to describe a family of peptide hormones that are involved in the control of blood pressure and body fluid levels

angiotensin converting enzyme	an enzyme that forms the peptide angiotensin II

antibody	substance produced by cells of the immune system which bind to parts of other substances in a highly specific way to neutralize their effect

antiserum(a)	serum from an animal which has been injected with an immunogen

assay	a quantitative or qualitative process used to measure or detect a particular substance

bovine spongiform encephalopathy	the abnormal prion protein disease of the brain in cattle

cis-platin	a platinum metal-based organic anti-cancer drug

clinical development	the stage of pharmaceutical research and development in which potential drugs are studied in human clinical trials (or in the target species for animal health drugs)

cytokine	a cellular messenger, typically of the immune system

cytotoxic	a molecule or drug that is toxic to cells

diagnostic test	an assay used for the diagnosis of disease typically carried out on body fluids or tissues

encephalopathies	diseases of the brain which interfere with its normal functioning

endogenous enzyme	an enzyme that naturally occurs in cells or tissues

enzymes	proteins that promote changes in other molecules (e.g., in other proteins, sugars or fatty substances)

epitope	the part or parts of the target molecule which react with an antibody

fab fragment	the fragment produced by cleavage of an antibody with a proteolytic enzyme that binds to the antibody target molecule (antigen)

fragment	part of an antibody molecule which can be split from the whole molecule and which still retains biological activity

GnRH	gonadotrophin releasing hormone, the ‘boss’ hormone that controls sexual development and function in both males and females

high blood pressure	blood pressure that is above medically defined limits and which is associated with increased risks of stroke and heart disease

immune system	the cells and structures in the body that are capable of producing antibodies and other components of the immune response

immunogen	any substance which can elicit the formation of specific antibodies

immunotherapeutics	medicines that act on or through the immune system (e.g., vaccines)

inhibitor	a substance that blocks the action of another substance (e.g., an enzyme)

intrinsic over-expression	the expression (production) in the cell of any molecule at higher levels than normal

metalloorganic	a carbon containing synthetic chemical compound that contains a metal group as part of its intrinsic biochemical action

metastasis	the spread of a tumor from the organ of origin to a distant site

molecular target	the substance (e.g., an enzyme) at which drug discovery efforts are directed

monoclonal antibody	an antibody directed to a single epitope on the target molecule

monospecific antivenins	antisera prepared to the venom of a single species of snake

named patient basis	this refers to a form of limited regulatory approval for certain drugs used in the treatment of human injuries or conditions for which no satisfactory therapies exist, or for which other drugs are unavailable, cause adverse effects or are in short supply

nephropathy	disease of the kidney

non-ionic surfactant	microscopic globular structures with a fluid center surrounded by layers of fatty materials which can entrap vaccine antigens

oncology	the study of cancer

orphan drug status	status granted by the FDA which provides certain development, registration and marketing incentives, for development of treatments of small (fewer than 200,000 per annum in the United States) incidence conditions

PCT	Patent Cooperation Treaty (Washington, 1970), as amended, and the regulations and administrative instructions thereunder

phase I clinical study/trial	the assessment of the safety of a biologically active substance in volunteers

phase II clinical study/trial	the assessment in patients of a drug to determine dose range and preliminary efficacy

polyclonal antibody	a population of antibodies directed to multiple epitopes on the target molecule

post-mortem tests	testing of animals after death (e.g., from samples taken in the slaughterhouse)

pre-clinical development	the research and development stage immediately prior to clinical trials, which usually lasts 12-18 months

prion protein	the protein that assumes an abnormal structure in bovine spongiform encephalopathy and related diseases and which is believed to be capable of transmitting bovine spongiform encephalopathy and related diseases

prodrug	an inert chemical which can be activated within the body to an active drug

proof of concept and optimization studies	studies in animals to demonstrate the (expected) action of the drug and to define the most effective form of the drug

purification of polyclonal antibodies	the process of removal of extraneous foreign proteins, viruses and other biological materials associated with manufacturing of product

®	means a trademark has been registered

sepsis syndrome	the name given to a spectrum of disorders caused by the body’s exaggerated response to infection or injury. The defining characteristics are inflammation, abnormal vital signs and failure of one or more major organ systems. The condition may progress to multiple organ failure

serum	the component of blood excluding the red and white blood cells and fibrinogen

sex steroid hormones	hormones that induce maleness (testosterone) or femaleness (estrogen and progesterone)

specificity	the degree to which an antibody binds to antigens other than that to which it is primarily directed

synthesis	the route of manufacture

titanocene compound	a stable titanium metal-based organic compound

titres	a measurement of the amount of antibody present in a serum sample based on dilution of the serum

therapeutic	A pharmaceutical product targeted to treat a specific disease

™	means that a trademark is being registered or an application for a trademark is being made in one or more countries

TNFα	tumor necrosis factor alpha, a cytokine, involved in the body’s inflammatory process

transmissible spongiform encephalopathy	a degenerative condition of the nervous system believed to be caused by the accumulation of an abnormal form of the prion protein

vaccine	a formulation used to stimulate an immune response

VEGF	vascular endothelial growth factor, a protein which is involved in the formation of new blood vessels

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

     Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3. KEY INFORMATION

Selected Financial Data

     The Consolidated Financial Statements have been prepared in accordance with U.K. generally accepted accounting principles (“GAAP”), which differs in certain respects from U.S. GAAP. For a discussion of the material adjustments to net loss and shareholders’ funds that would have been required in applying the significant differences between U.K. GAAP and U.S. GAAP, see Note 27 of the Notes to the Consolidated Financial Statements included herein.

     The data set forth below should be read in conjunction with the Consolidated Financial Statements and the Notes thereto included herein.

	Year Ended March 31,

	2003		2002		2001		2000		1999

	(in thousands of pounds, except share and per share data)
Consolidated Profit & Loss Account Information:
U.K. GAAP
Turnover	11,270		7,924		4,186		1,598		2,847
Operating loss	(604)		(2,102)		(6,543)		(13,624)		(12,868)
Net (loss)/profit	(238)		2,867		(6,206)		(15,454)		(13,017)
Net (loss)/profit per ordinary share	(0.13	p)	1.61	p	(3.80	p)	(10.50	p)	(9.89	p)
U.S. GAAP
Turnover	12,515		7,416		2,255		1,598		2,847
(Loss)/profit from operations	(1,255)		2,832		(5,934)		(15,274)		(12,785)
Net (loss)/profit	(889)		2,769		(5,597)		(15,196)		(12,934)
Net (loss)/profit per ordinary share (basic)	(0. 47	p)	1.55	p	(3.42	p)	(10.33	p)	(9.82	p)
Consolidated Balance Sheet Data:
U.K. GAAP
Total assets (fixed assets plus current assets)	19,525		17,430		11,696		10,314		19,145
Net assets	10,338		10,141		3,971		5,001		11,874
Long-term obligations	717		1,106		3,600		1,152		3,623
Shareholders’ funds	10,338		10,141		3,971		5,001		11,874
Number of equity shares outstanding (in thousands of shares)	188,233		188,233		174,269		157,866		73,998
U.S. GAAP
Total assets (fixed assets plus current assets)	20,198		20,024		13,855		9,933		18,491
Shareholders’ funds	9,817		10,271		4,199		4,620		11,220

     Under U.K. GAAP, the fiscal 2002 operating loss excludes the £5,032,000 net gain recognized upon disposal of the computer-aided molecular design (CAMD) division, whereas under U.S. GAAP, the net gain from operations in fiscal 2002 includes a U.S. GAAP profit of £5,404,000 after giving effect to proceeds from the disposal of CAMD.

Currencies And Exchange Rates

     The Company publishes its consolidated financial statements in sterling. In this Annual Report, references to “sterling” or “£” are to U.K. currency and references to “U.S. dollars” or “$” are to U.S. currency. Solely for informational purposes, this Annual Report contains translations of certain sterling amounts into or from U.S. dollars at a specified rate. These translations should not be construed as representations that the sterling amounts actually represent such U.S. dollar amounts or could be converted into or from U.S. dollars at the rate indicated or at any other rate. Unless otherwise stated herein, the translations of sterling into or from U.S. dollars have been made at £1.00 to $1.5790, the Noon Buying Rate on March 31, 2003.

     The following tables set forth, for the periods and dates indicated, certain information concerning the Noon Buying Rate for sterling expressed in U.S. dollars per £1.00. The period average data set forth below is the average of the Noon Buying Rate on the last day of each full month during the period. On August 29, 2003, the Noon Buying Rate was £1.00 to $1.5773.

2003 Month Ended	High	Low

March 31	$1.6129	$1.5624
April 30	1.6000	1.5500
May 30	1.6484	1.5930
June 30	1.6840	1.6278
July 31	1.6718	1.5867
August 29	1.6170	1.5728

Year ended March 31,	Average

1999	$1.6526
2000	1.6085
2001	1.4737
2002	1.4317
2003	1.5541

Risk Factors

     In addition to the other information contained in this Annual Report, the following factors should be carefully considered in evaluating the Company and its business. If any of the following risks actually occur, the Company’s business, financial condition or results of future operations could be materially adversely affected.

     If the Company is unable to generate sufficient revenues from operations, it will require additional financing. This financing may not be available at all or, if available, on terms that dilute shareholders’ interests.

     The Company will require significant revenue from product sales, collaborative and licensing arrangements and strategic alliances to fund its ongoing operations. If the Company is unsuccessful in generating this revenue or this revenue is insufficient to fund proposed projects, then the Company will require additional financing. Additional financing may not be available to the Company on favorable terms or at all. If the Company has insufficient funds or is unable to raise additional funds, it may be required to delay, reduce or cease certain of its programs and may be unable to continue its operations at its current level, if at all.

     Future financings may result in the substantial dilution of shareholders’ interests and may result in future investors being granted rights superior to those of existing shareholders. For a discussion of the Company’s liquidity, see “Item 5. Operating and Financial Review and Prospects.”

     If the Company fails to obtain adequate intellectual property rights for its product candidates, competitors may be able to take advantage of the Company’s research and development efforts. The Company may also be subject to claims of intellectual property infringement by third parties.

     The Company’s success will depend, in large part, on its ability to obtain and maintain patent or other proprietary protection for its technologies, products and processes. If the Company is not able to obtain patent protection for certain of its products or to secure patents that are sufficiently broad in their scope, competitors may be able to take advantage of the Company’s research and development efforts. Legal standards relating to the validity of patents covering pharmaceutical or biotechnological inventions and the scope of claims made under such patents are still developing. There is no consistent policy regarding the breadth of claims allowed in biotechnology patents. The patent position of a biotechnology company is highly uncertain and involves complex legal and factual questions.

     There can be no assurance that competitors will not develop substantially equivalent techniques or otherwise gain access to the Company’s technologies. The Company may have to initiate litigation to enforce its patent and license rights. If the Company’s competitors file patent applications that claim technology also claimed by it, the Company may have to participate in interference or opposition proceedings to determine the priority of invention. An adverse outcome could subject the Company to significant liabilities to third parties and require it to cease using technology owned by, or to license disputed rights from, third parties.

     The Company’s success also depends on its ability to operate without infringing the proprietary rights of third parties with respect to products that facilitate the Company’s ability to develop and exploit its own products. If infringement occurs, the Company may have to develop an alternative technology or reach an agreement for the license of the necessary rights from the third party. Should this be necessary, the Company cannot assure that it can obtain or develop those technologies or obtain those licenses, and as a result, may be unable to develop and market its product candidate.

     The cost to the Company of any litigation or proceeding relating to intellectual property rights, even if resolved in the Company’s favor, could be substantial. Some of the Company’s competitors may be able to sustain the costs of litigation more effectively than it because of their substantially greater resources.

     The Company may not be able to generate sufficient revenues from product sales to fund operations.

     The Company’s product launches to date have not generated sufficient revenues to cover all of the Company’s costs and may not do so in the future. In addition to the products launched, the Company has a variety of product candidates in various stages of development and will need to undertake substantial additional research and development and pre-clinical and clinical testing of the Company’s product candidates. These efforts may not result in the development of any further commercially successful products, in which case the Company may not be able to generate sufficient revenues to fund operations as currently budgeted, or may be required to scale back operations or specific projects.

     The Company may fail to successfully develop a product candidate for many reasons, including:

•	a product candidate fails in pre-clinical studies;

•	a potential product is not shown to be safe and effective in clinical trials;

•	the Company fails to obtain regulatory approval for the product;

•	the Company fails to produce a product in commercial quantities at an acceptable cost; and

•	a product does not gain market acceptance.

The Company has a history of operating losses and may never become profitable.

     To date, the Company has not been profitable at an operating level over a full financial year. The Company may continue to incur operating losses and may never be profitable.

     For the fiscal years ended March 31, 2003, 2002, and 2001, the Company had U.K. GAAP (losses)/profits on ordinary activities after taxation of approximately (£238,000), £2,867,000 and (£6,206,000) respectively, although the profit recorded in fiscal year ended March 31, 2002 included a profit generated on disposal of the computer-aided molecular design (CAMD) division of £5,032,000. The underlying losses result principally from costs associated with the manufacture of pharmaceutical products, and the research, development and clinical testing activities of product candidates. The Company’s profitability will depend on its ability to generate revenues from existing product sales and product candidates that are currently under development and to enter into new partnerships for the licensing of its product candidates while maintaining existing partnerships.

If the Company is unable to maintain existing or enter into new collaborative arrangements, its ability to develop and market product candidates will suffer and it may be unable to sustain its business.

     One of the Company’s primary focuses is on the research and development of new pharmaceutical products, and therefore, it will be dependent on its existing alliances and new alliances with third parties to provide development, manufacturing, marketing and sales capabilities. The Company’s ability to obtain new agreements will depend, in part, on the success of its clinical trials. Collaborators and licensees have significant discretion over the resources they devote to these efforts. The Company’s success, therefore, will depend on whether these third parties perform their responsibilities and devote sufficient resources to collaborations with the Company. The Company cannot guarantee that:

•	it will be able to establish additional collaborative arrangements or license agreements;

•	any collaborative arrangement or agreement will be on favorable terms;

•	any existing or future collaborative arrangement or agreement will result in a successful product and/or generate sufficient revenue; or

•	the Company’s collaborative partners will satisfactorily perform their obligations under the collaborative arrangements.

     In addition, there can be no assurance that the Company’s collaborators and licensees will not pursue alternative technologies either on their own or in collaboration with others, including the Company’s competitors.

If the livestock from which the Company obtains antisera develop diseases, the Company may be unable to meet its current or future antibody requirements.

     The Company currently supplies all of the antisera required for the production of its polyclonal antibody products from its own flocks of sheep in South Australia and Tasmania. The Company takes stringent precautions to minimize the risk of animal diseases, including scrapie, which could affect its sheep or the safety of its products. All of the sheep used by the Company to produce its antisera are located in Australia, which the office of the Australian Chief Veterinary Officer has acknowledged as being scrapie free. However, animal diseases, including scrapie, could affect the Company’s flocks and therefore its ability to produce antisera.

     In the future, the Company may contract with third parties for the supply of antisera. The Company will use its best efforts to obtain antisera from suppliers who certify that their livestock is disease free. However, animal diseases could affect the livestock of third party suppliers and therefore adversely affect the Company’s ability to obtain antisera.

If the Company is not able to obtain adequate quantities of raw materials from its existing suppliers or services from external contractors, the Company may not be able to access alternative sources of supply or services within a reasonable amount of time or at commercially reasonable rates.

     The Company requires supplies of certain raw materials, such as crotalid snake venom and digoxin, for use in the development and manufacture of its products and product candidates. Although the Company has no reason to believe that its suppliers will be unable to procure adequate supplies of such raw material on a timely basis, disruptions in supplies, including delays due to the inability of the Company’s suppliers, or the Company to procure raw materials would have a material adverse effect on the Company’s business. The Company also relies on third party contractors to provide critical services such as the filling and freeze-drying of product into vials. Problems at contractors’ facilities in the recent past have caused delays and disruptions in supplies of the Company’s marketed products, and despite efforts to dual supply critical suppliers and service providers, there can be no assurance the Company will not experience similar delays in the future.

     Regulatory requirements for pharmaceutical products tend to make the substitution of suppliers and contractors costly and time-consuming. The unavailability of adequate commercial quantities, the inability to develop alternative sources, a reduction or interruption in supply or contracted services, or a significant increase in the price of materials or services could have a material adverse effect on the Company’s ability to manufacture and market its products or to fill orders from its distributors, which in turn would have an adverse impact on the Company’s cash flows.

If the Company is unable to comply with stringent regulatory quality controls, there may be delays in the production and manufacture of the Company’s products.

     Production of the Company’s products involves a highly complex manufacturing process. The Company, in conjunction with the FDA and other regulatory authorities, applies very stringent quality controls to this manufacturing process. If any step in the production and manufacturing process fails the stringent quality control tests, there could be delays in sales of the Company’s products. This could have a material adverse effect on the Company’s business.

Regulation by government agencies imposes significant costs and restrictions on the Company’s business activities.

     The production and sale of pharmaceutical products is highly regulated. The Company’s ability and the ability of its partners to secure regulatory approval for the Company’s products and to continue to satisfy regulatory requirements will determine its future success. The Company may not receive required regulatory approvals for its products or receive approvals in a timely manner. In particular, the U.S. Food and Drug Administration and comparable agencies in foreign countries, including the European

Medicines Evaluation Agency and the Medicines Control Agency in the U.K., must approve human immunotherapeutic and preventive products before they are marketed. This approval process can involve lengthy and detailed laboratory and clinical testing, sampling activities and other costly and time-consuming procedures. While the time required to obtain approval varies, it can take several years. Delays in obtaining or the failure to obtain regulatory approvals or the restriction, suspension or revocation of regulatory approvals could adversely affect the marketing of products and the Company’s ability to receive product revenues or royalties. The Company cannot guarantee that it will be able to obtain the necessary approvals for clinical testing or for the manufacturing and marketing of any products that it may develop.

     The Company is also subject to ongoing regulatory review. Discovery of previously unknown problems with a product, manufacturer or facility or other violations of regulatory requirements may result in fines, suspensions of regulatory approvals, product recalls and criminal prosecution. For further discussion of regulations and potential penalties, see “Item 4. Information on the Company—Government Regulation.”

Announcements, developments and/or regulatory changes in the biotechnology sector may cause the Company’s share price to fluctuate.

     The market price of the Company’s ordinary shares may be affected by announcements from or about other companies in the biotechnology sector. Factors that could cause the Company’s stock price to fluctuate in the future may include:

•	announcements by other biotechnology companies of clinical trial results and other product developments;

•	adverse developments in the protection of intellectual property or other legal matters;

•	announcements in the scientific and research community;

•	changes in treatment recommendations or guidelines by private health organizations or science foundations;

•	regulatory changes that affect the Company’s products; and

•	changes in third-party reimbursement policies or in medical practices.

The Company’s competitors may have greater resources for developing products, and as a result, may be able to develop products that are superior to, or less costly to manufacture than, the Company’s products or product candidates or launch competing products before it does.

     The pharmaceutical industry is highly competitive. The Company competes with pharmaceutical companies in the United States, the United Kingdom, Europe and elsewhere for both its existing products and those currently under development. Many of these companies have research, development, marketing, financial and personnel resources greater than the Company’s. Competitors may develop and receive regulatory approval for a marketable product before the Company does. Competitors may also develop a product that is more effective or less costly to manufacture than the Company’s products or product candidates, rendering the Company’s products or product candidates obsolete. The Company anticipates that it will face increased competition in the future as new companies enter its markets and alternative drugs and technologies become available.

Third-party reimbursement and health care cost containment initiatives may constrain the Company’s future revenues.

     The Company’s ability to market successfully any product it may develop will depend in part on the level of reimbursement that government health administration authorities, private health coverage insurers and other organizations provide for the cost of the Company’s products and related treatments. The Company may not be able to sell the Company’s products profitably if reimbursement is unavailable or limited in scope. Increasingly, third-party payors are attempting to contain health care costs in ways that are likely to impact the Company’s development of products, including:

•	challenging the prices charged for health care products;

•	limiting both coverage and the amount of reimbursement for new therapeutic products;

•	denying or limiting coverage for products that are approved by the regulatory agencies but are considered experimental or investigational by third-party payors; and

•	refusing to provide coverage when an approved product is used in a way that has not received regulatory marketing approval.

The Company faces product liability and other operational risks and may not be able to obtain adequate insurance.

     The testing, marketing and sale of the Company’s products involve significant product liability risks. The Company may be held liable for damages for product failures or adverse reactions resulting from the use of the Company’s products. Although the Company maintains product liability coverage, this insurance may not provide adequate coverage against all product liability claims. Furthermore, in the future, the Company may not be able to obtain insurance on acceptable terms against product liability and other operational risks such as property damage and business interruption, and any insurance the Company does obtain may not provide adequate coverage against any asserted claims or other losses.

ITEM 4. INFORMATION ON THE COMPANY

History and Development of the Company

     Originally founded in 1987, Protherics is a biopharmaceutical company engaged in the development, manufacture and sale of pharmaceutical products largely for the treatment of human diseases. The Company is the result of the September 1999 merger of Proteus International PLC and Therapeutic Antibodies Inc. The Company’s ordinary shares are listed on the London Stock Exchange (LSE:PTI.L).

     Proteus was originally founded in 1987 and was incorporated in England and Wales under the Companies Act 1985 on January 12, 1990, as a public company limited by shares. Proteus was engaged in the business of research for the discovery of novel drugs using two technologies: immunotherapeutic vaccines and computer-aided molecular design (“CAMD”).

     Therapeutic Antibodies was incorporated in Delaware in 1984, with its headquarters in Nashville, Tennessee, and operations in the United States, the United Kingdom and Australia. Therapeutic Antibodies was engaged in the business of developing and producing polyclonal antibody products for the treatment of human disease and life-threatening conditions.

     On September 15, 1999, a wholly-owned subsidiary of Proteus merged with and into Therapeutic Antibodies. After the merger, Proteus changed its name to Protherics PLC.

     In July 2001, the Company sold its CAMD operations and certain rights to products in research to Tularik, Inc., a drug discovery company headquartered in San Francisco, California, USA. The Company’s CAMD technology consisted of its proprietary Prometheus virtual screening software and its VA Linux hardware system.

     On June 18, 2003, the Company acquired Enact Pharma PLC (“Enact”), the OFEX traded biopharmaceutical company, when its recommended offer was declared wholly unconditional. Enact has provided the Company with both a potential high margin late stage product and earlier stage research projects, some of which can potentially be out-licensed within two years, for the treatment of cancer and related areas.

     The Company’s address is The Heath Business & Technical Park, Runcorn, Cheshire, WA7 4QF England. Its telephone number is 011-44-1928-518-000. The Company’s address in the U.S. is 5214 Maryland Way, Suite 405, Brentwood, Tennessee 37027. Its U.S. telephone number is (615) 327-1027.

Business Overview

     Following the successful divestiture of the Company’s computer-aided molecular design business in July 2001, Protherics’ core technology is now focused on immunotherapeutics and oncology. Immunotherapeutics encompasses the use of antibodies to combat the effects of disease or poisoning. This can be done either actively through vaccines or passively by administration of pre-formed antibodies.

     Therapeutic vaccines are an example of active immunotherapy. Unlike traditional vaccines, which stimulate the body’s immune system to produce antibodies against a potential external infection, therapeutic vaccines involve immunizing a patient so as to cause the immune system to produce antibodies against an internal disease-causing substance, thereby treating the patient’s existing condition. In comparison to other therapeutic approaches, this potentially has significant benefits, such as specificity of action, avoidance of side effects and long duration of action between booster doses.

     Passive immunotherapeutics include the immediate use of previously produced antibodies in the treatment of acute-poisoning situations, such as envenomation or drug overdose. There are two general classes of antibodies for use as immunotherapeutic agents. The first is polyclonal antibodies, which contain a variety of antibodies directed to different sites, known as epitopes, on the target molecule. The second type, monoclonal antibodies, consists of a population of identical antibodies all directed to a single epitope. Protherics’ technology is based on the former, which may have advantages over monoclonal antibodies in these acute-poisoning situations.

     Protherics has four launched products generating revenues and several products in various stages of development.

     The acquisition of Enact on June 18, 2003 has provided the Company with a broader research and development pipeline and cutting edge technology platforms with one product in the process of registration and two products with the potential to enter clinical trials. These products are targeted at the treatment of cancer. The most advanced is a compound which can reduce some of the toxic effects of a drug widely used in cancer therapy, while the other two products can potentially be used in the treatment of cancers which are resistant to currently available drugs.

Operations

     The Company has research and development laboratories in Runcorn and Porton Down in the UK, good manufacturing practice compliant manufacturing facilities in Wales and Australia, and administrative, clinical development and regulatory affairs facilities in Runcorn and Nashville, Tennessee, USA. The Company also maintains a small administrative office in London.

Corporate Partnerships, Collaborations and Joint Ventures

     Historically, the Company has entered into licensing and collaborative agreements with pharmaceutical companies and other entities with established distribution capabilities to market their products. See “Item 10. Additional Information – Material Contracts.”

Products

     The following table lists the Company’s products currently in production or under development:

Next Significant
Product	Principal uses	Status	License/ Partner	Milestone(3)

Products Commercially Available

CroFab®	Crotalid (rattlesnake) envenomation – United States	FDA marketing approval received 2000; U.S. marketing and distribution commenced early 2001	Altana (US)	Expansion of sales throughout U.S. market

DigiFab™	Reversal of digoxin toxicity	FDA marketing approval received 2001; U.S. marketing and distribution commenced early 2002	Altana (US) Swedish Orphan (Scandinavia) FH Faulding (Australia/SE Asia)	Expansion of sales throughout U.S. market and Europe

ViperaTAb®	Vipera berus (Common adder snake) envenomation – Northern Europe	On market on named patient basis	Swedish Orphan (Scandinavia)	Expansion of sales to European Union

Bovine Spongiform Encephalopathy (BSE) Diagnostic Test	Detection of BSE in carcasses	Launched	Enfer Scientific	Expand sales throughout European Union

Products in Development

Angiotensin Vaccine	Hypertension	Phase II(2)	—	Program of formulation trials. Results expected 3rd quarter, 2004

GnRH Human Vaccine	Prostate cancer	Phase II(2)	—	Company appraising further development

CytoFab™ (formerly CytoTAb®)	Treatment of sepsis	Phase IIb	To be determined	Agreement with strategic partner

GnRH Animal Vaccine	Animal castration	Phase II(3)	Janssen Animal Health	Continued development under review

CroVet™ antivenin	Rattlesnake envenomations in animals	Evaluating opportunities for commercialization	To be determined	Application for approval to be submitted to USDA

Voraxaze™	Methotrexate toxicity	Orphan drug designation in E.U. and U.S	—	Named patient sales expected fiscal 2004

NQO2	Liver and colorectal cancer	Pre-clinical testing	—	Phase I/II clinical trial planned 2004

Anti-metastasis (VEGF) immunotherapeutic	Cancer therapy	Pre-clinical testing	—	Phase I/II clinical trial, planned 2004

Next Significant
Product	Principal uses	Status	License/ Partner	Milestone(3)

Products in Research

Anti-nephropathy
immunotherapeutic	Kidney failure	Research	—	Proof of concept

Metalloorganic	Ovarian Cancer	Research	—	Pre-clinical testing

(1)	Each of the dates of next significant milestones represents the board of Protherics’ expectations based on progress to date. There can be no assurance, however, that any of these dates or milestones will be achieved.

(2)	To date all clinical trials have been conducted in the UK.

(3)	Equivalent stage of development for animal health products

Products Commercially Available

     CroFab® is the Company’s antibody product for treatment of envenomations from North American crotalids (for example, rattlesnakes). The Company received regulatory approval by the U.S. Food and Drug Administration (the “FDA”) in October 2000, and launched the product in the U.S. prior to the spring 2001 snakebite season. The product is being distributed by Fougera, a division of Altana Inc. It is the first new entry into the crotalid antivenin market in over 50 years. CroFab® is indicated for the management of patients with minimal or moderate envenomation and is intended for treating bites early in the course of poisoning to prevent them from developing into more severe cases. The competing product in the United States, which was introduced over 50 years ago, is based on horse serum, although it is believed the manufacturer is in the process of discontinuing production for the U.S. market. A manufacturer of another horse serum product that does not have regulatory approval in the U.S. exists in Mexico.

     DigiFab™ is an antibody product for the treatment of digoxin overdose. Digoxin is a widely prescribed drug for the treatment of cardiac conditions. It has a narrow therapeutic range which can cause life-threatening toxicity. In August 2001, the Company received FDA approval for marketing DigiFab™ in the United States, the primary source of demand for the product, and Fougera, a division of Altana Inc. began distribution of the product in the U.S. in February 2002. There is one similar product on the U.S. market, and the Company is looking to increase its share of the market by active marketing.

     ViperaTAb® is produced and sold by the Company to treat bites from the European Vipera berus (“common adder”) snake. This product is currently being sold on a named patient basis in Sweden, Norway, Finland and Denmark under an agreement with Swedish Orphan AB. The Company also supplies ViperaTAb® to the U.S. Department of Defense. The Company intends to broaden product sales in Europe, and will pursue the approval process when resources permit.

     BSE Diagnostic Test. There is a significant public concern in Europe and North America with respect to bovine spongiform encephalopathy (“BSE” – commonly known as “mad cow disease”). The Company has licensed its intellectual property in transmissible spongiform encephalopathy (“TSE”) diagnosis to Enfer Scientific Limited (“Enfer”) for application in the worldwide development and marketing of a test to determine whether beef carcasses are infected by BSE. Enfer markets the test in Ireland and has entered into a marketing agreement with Abbott Laboratories to market the test in other territories, initially focusing on the European market.

     As part of a program to address the political, commercial and health issues, a European Union validation study has undertaken a review of a number of alternative BSE detection tests, of which four companies’ tests were accepted for detailed evaluation. In June 1999, the European Union announced the results of this evaluation. The evaluation showed that three of the four tests selected for the study were 100 percent accurate in detecting BSE in samples from known affected animals. Enfer’s test was one of these tests and proved to be the fastest. In June 2003, the European Commission qualified two further tests. Currently all beef carcasses from animals over 30 months old are required to be tested.

Products in Development

     Angiotensin Vaccine. Angiotensin II is a peptide hormone which plays an important role in the control of blood pressure (by raising blood pressure in response to a fall in pressure). It is formed from a slightly larger peptide, angiotensin I, by the action of an enzyme, the angiotensin converting enzyme (“ACE”). Drugs that prevent the action of this enzyme (“ACE inhibitors”) were discovered in the late 1970s and have become market leaders in the treatment of high blood pressure and heart failure. More recently, drugs that block the action of angiotensin II have been developed and marketed and these appear to be as effective as ACE inhibitors in those indications. A number of treatments exist for the control of high blood pressure, including those that target angiotensin. However, these treatments require the patient to take tablets on a daily basis, and the failure to do so is one of the major reasons for the poor control of blood pressure.

     In August 1996, the Company began its angiotensin immunotherapeutic project for the treatment of high blood pressure. During 1997, the Company completed pre-clinical proof of concept and optimization studies for a vaccine to trigger the production of antibodies targeting angiotensin II and selected a formulation for progression into clinical trials. In May 2000, the Company announced that its angiotensin vaccine had demonstrated its ability to raise anti-angiotensin antibodies in a Phase I study in humans, and in November 2000, the Company announced that the vaccine had lowered blood pressure in normal human volunteers on a salt-restricted diet. These results provided encouraging indications that the product is capable of blocking the blood pressure raising effects of angiotensin II.

     The angiotensin immunotherapeutic has now completed a small preliminary Phase IIa clinical trial in the U.K. in patients with mild/moderate hypertension. The vaccine demonstrated antibody titres and effects on fluid retention control. The angiotensin immunotherapeutic is now undergoing further human formulation studies prior to a full scale proof of concept study, which is expected in late 2004.

     The following factors could make the angiotensin immunotherapeutic a unique treatment if successfully developed:

•	long duration of action – the product is expected to be effective for several months between doses;

•	improved patient compliance – the drug will be administered by injection under medical supervision, thereby avoiding the need for the patient to take the medication daily;

•	smooth onset of action – there should be a gradual reduction in blood pressure over a period of weeks, which is particularly important in elderly patients; and

•	sustained effect – as the drug will produce a long-term antibody response, it should provide improved control across the day and night, avoiding peaks and troughs in drug effect and blood pressure.

     Voraxaze™. Prior to its acquisition in June 2003 by the Company, Enact had inlicensed and successfully developed its lead compound Voraxaze™ (Carboxypeptidase G2), which is used as a rescue therapy for methotrexate toxicity. Methotrexate is an established drug in cancer therapy with a known toxicity profile. In particular, it can cause kidney damage in a small number of cases. Support therapy, such as the use of Leucovorin is regularly used to counteract general methotrexate toxicity, but these measures are ineffective in some cases and do not quickly remove the remaining methotrexate from the body. Voraxaze™ is a recombinantly produced enzyme which rapidly breaks down methotrexate, thus removing the potential for further kidney damage.

     Voraxaze™ is already used on a compassionate basis through the National Cancer Institute in the US. Voraxaze™ was granted orphan drug status in the European Union in February 2003 and in the US in August 2003. Initial sales, on a named patient basis, are anticipated in fiscal year 2004 with a full commercial US launch at the end of fiscal year 2005 and a European launch in fiscal year 2006.

     NQO2. NQO2 (NAD(P)H quinine oxidoreductase 2) is an endogenous enzyme found naturally and at high levels in certain tumor types, most notably hepatoma (liver) tumors and hepatic metastases from colorectal tumors. As there are no effective treatments for these tumors, current survival after diagnosis is typically only weeks to months.

     Through the acquisition of Enact in June 2003, the Company has acquired a potential cancer therapy that utilizes the intrinsic over-expression of NQO2. NQO2 can activate the prodrug (inactive form of the drug) CB1954, to its potent cytotoxic form – over a thousand-fold more potent that the parent prodrug. Furthermore, the activation of NQO2, and subsequent conversion of CB1954 to the active cytotoxic agent, requires the addition of a synthetic co-factor, EP-0152R. As the activation of the prodrug CB1954 occurs relatively selectively in the tumor and not in normal healthy cells, the therapy should confer the specificity lacking from mainsteam chemotherapy treatments.

     A patent protecting the Company’s technology has already been granted in the UK and is under examination in other territories.

     A Phase I trial with CB1954 alone has confirmed the safety profile of the prodrug in the absence of the co-factor EP-0152R. Preliminary pre-clinical development has shown a satisfactory profile and final ethics committee approval is being sought for a Phase I/II clinical trial of the combination therapy to be conducted under the auspices of Cancer Research UK. The primary endpoint of this trial will be to establish safety and tolerability, while the secondary endpoint will be to document any anti-tumor activity in patients.

     CroVet™ is an antibody product for the treatment of envenomations from North American crotalids in animals. It is estimated that veterinarians treat close to 10,000 cases of snake envenomations each year with antivenin. The only antivenin currently on the market is a product introduced over 50 years ago and is based on horse serum. The Company has recently completed a veterinary trial using CroVet™ in dogs and is evaluating opportunities for commercialization of this product.

     GnRH Human Vaccine. GnRH is a hormone that controls sexual development and function in both males and females, including the secretion of male and female sex steroid hormones. Suppression of GnRH activity has been shown to be of benefit in a number of diseases, including prostate cancer and pre-menopausal breast cancer. The Company has developed an immunotherapeutic vaccine which has undergone clinical trials and is designed to stimulate production of antibodies that block GnRH.

     Under a license agreement with the Company, ML Laboratories PLC (“ML”) conducted a dose ranging Phase IIa clinical trial in prostate cancer which indicated that a higher dose of the vaccine would be required. ML informed the Company that they did not intend to continue development of this product and the license agreement was subsequently terminated. The Company is reviewing the possibility of using recent improvements in its vaccine technology to test a more potent vaccine in this indication.

     CytoFab™ (formerly CytoTAb®) is a product designed to neutralize the effects of tumor necrosis factor alpha (“TNFa”). The body’s inflammatory response to trauma, certain infections and disorders often involves the release of high levels of cytokines, such as TNFa, which themselves may have serious or even life-threatening effects. Initial clinical tests have demonstrated that CytoFab™ effectively neutralizes TNFa, which indicates it could be useful for treating or preventing a number of disease states. Research and development for CytoFab™ is currently focused on sepsis syndrome, where the Company’s clinical trials have shown the most promise.

     In June 1998, the Company terminated its Phase IIb trial in sepsis early, having recruited 81 out of 300 patients required for this study. This trial was terminated because the Company believed at that time that the commercial risk posed to it was too great. However, data from the 81 patients enrolled in the Phase IIb trial coordinated by Vanderbilt University shows that CytoFab™ demonstrated a statistically significant reduction in two of the primary clinical endpoints being studied: the amount of time patients remained in the intensive care unit and the amount of time patients required assisted ventilation. The Company is now seeking a collaborative partner to enable further clinical evaluation of CytoFab™ for this indication.

     Anti-Metastasis Immunotherapeutic. The Company is researching and developing a vaccine to inhibit the action of Vascular Endothelial Growth Factor (VEGF), a protein which is involved in angiogenesis – the development and spread of new blood vessels. Angiogenesis has been implicated as an important factor in the spread and growth of secondary cancers, as these require a blood supply to develop. By inhibiting angiogenesis, the development of these secondary cancers may be impaired. The Company has tested several formulations of the VEGF vaccine in a preclinical animal model of melanoma tumor spread. Inhibition of tumor cell colony formation was observed with several formulations.

     The Company has filed a priority patent application in the UK, and a Patent Cooperation Treaty (PCT) filing worldwide in June 2003. Studies to enable the product to enter clinical trials are proceeding with trials projected to commence in 2004.

     Anti-Nephropathy Immunotherapeutic Vaccine. The Company is researching a vaccine designed to remove a polypeptide involved in kidney disease. The project is in the research phase with studies designed to elicit formal proof of concept planned for 2003.

     Metalloorganics. Through the acquisition of Enact, the Company has acquired water soluble titanocene derivatives which, in vitro show high activity against cis-platin resistant ovarian cell lines. The project is in the research phase with pre-clinical studies planned for the first quarter of 2004.

     GnRH Animal Vaccine. The GnRH hormone has the same structure and overall function in humans and animals, and therefore, the same approach to block its effects is applicable to both human and animal applications. In animal health and husbandry, the potential applications encompass fertility and behavior control and improvement in meat quality.

     The Company entered into a licensing agreement with Janssen Pharmaceutica BV (“Janssen”) to develop a GnRH Animal Vaccine. Janssen has evaluated the GnRH Animal Vaccine across a range of target species. The development program has demonstrated proof of concept in cats; however, Janssen has decided that it will not continue development of this product on commercial grounds. The Company is considering other possible development opportunities.

Principal Markets

     The Group operates in the United Kingdom, the United States and Australia, and its revenues are currently attributable to its core technology of immunotherapeutics and also royalties from diagnostic testing for bovine spongiform encephalopathy. The table below shows a breakdown of revenues by geographical market for each of the last three fiscal years.

	2003	2002	2001

	£’000	£’000	£’000
United Kingdom	54	70	170
Rest of Europe	1,503	2,005	664
North America	9,669	5,675	3,328
Rest of the World	44	174	24

	11,270	7,924	4,186

     All diagnostic test revenues are included within the “Rest of Europe” category and amounted to £1,331,000, £1,476,000 and £366,000 in the years ended March 31, 2003, 2002 and 2001, respectively.

Competition

     The pharmaceutical industry is highly competitive, as evidenced by the range of existing drug therapies. The Company competes with established pharmaceutical companies as well as biopharmaceutical companies acting independently or in collaboration with established pharmaceutical companies. In addition, public and private academic and research institutions and certain governmental agencies also compete with the Company in the research and development of therapeutic products and in recruiting qualified scientific personnel.

     Competition among products will be determined by, among other things, efficacy, safety, convenience, reliability, price, geographical location and patent position.

Seasonality

     In the U.S., demand for snakebite antivenins peaks during the spring and summer months. Hospitals and clinics typically place orders in the first 3 months of the year in anticipation of the “biting season” and for the following 6 months which constitute the season. Orders for CroFab® rattlesnake antivenin product are usually highest during these months.

Sources and Availability of Supplies, Consumables and Raw Materials

     The Company currently supplies all of the antisera used in the manufacture of its products from its own flocks of sheep. In addition, the Company relies on certain outside suppliers of key raw materials and consumables. Specifically, the Company purchases a significant proportion of crotalid snake venom for use in the manufacture of its CroFab® product, Digoxin for the manufacture of its DigiFab™ product and purification columns used in the manufacture of both CroFab® and DigiFab™. Certain supplies, consumables and raw materials are purchased from single sources. See “Item 3. Key Information - Risk Factors.”

Intellectual Property, Patents and Trademarks

     The Company’s policy is to protect and defend the intellectual property associated with its technology and products, principally through patent protection. The Company also believes that sufficient steps have been taken to ensure that trade secrets, such as animal husbandry techniques, manufacturing techniques for conjugate vaccines, recombinant proteins and processes for the large-scale production of polyclonal antibodies, are protected.

     The Company has optimized the production and purification of polyclonal antibodies and has developed extensive proprietary knowledge in this area, combining scientific, veterinary and large-volume processing skills. The Company has been granted patents and has applied for additional patents in the United States, Europe and other relevant jurisdictions covering several aspects of its process techniques. However, the Company is now in the process of reviewing all process patent applications and granted process patents in order to determine whether any should be allowed to lapse, as they do not encompass the current processes used by the Company.

     The Company holds the following patents and patent applications:

•	Transmissible Spongiform Encephalopathies – the Company has been granted patents for its transmissible spongiform encephalopathy diagnostic technology in the U.S., Europe (European Patent Office), South Africa, Australia and New Zealand. These patents will expire between 2012 and 2015. The European patent was granted in 1999 and opposed by four companies. The opposition is now entering the appeals stage. Patent applications are pending in the U.S., Canada and Japan, claiming a priority date of December 3, 1991. Additionally, the first grant of a U.S. divisional patent has been received;

•	GnRH vaccines – the Company has been granted patents for GnRH analogues and their use in vaccines in the U.S., U.K., Canada, New Zealand and Australia, claiming a priority date of June 5, 1987;

•	Angiotensin vaccine – The Company has pending patent applications for angiotensin peptide analogues and vaccine uses in the U.K., Canada, Japan, the U.S., Europe (European Patent Office) and Argentina, all claiming a priority date of June 24, 1997. The Company has recently been notified that the New Zealand patent has been accepted and the Australian patent has been granted.

•	VEGF (Vascular Endothelial Growth Factor) vaccine – The Company has filed a priority patent application in the UK, and a PCT filing in June 2003 for a vaccine to inhibit the action of VEGF, a protein which is involved in the formation of new blood vessels during cancer spread (metastasis).

•	Non-Ionic Surfactant Vesicles (therapeutic) – The Company has been granted a patent for use of non-ionic surfactant vesicles in the treatment of inflammatory and other human diseases in South Africa. The Company has submitted a patent application in the U.K. claiming a priority date of August 2, 1995, and a patent cooperation treaty patent application on September 1, 1996. The Company has decided not to proceed further with these applications after reviewing the commercial viability of the technology;

•	Anti-TNFα antibodies - The Company has been granted U.K., U.S., Canadian, Japanese, European, New Zealand and Australian patents for use of Fab fragments of anti-TNFα antibodies in medicine, particularly for the use in the treatment of sepsis. The majority of these patents expire in 2014, although the U.S. patent is due to expire in 2018;

•	Mixed monospecific polyclonal antivenins - The Company has been granted European, United Kingdom, Australian and Russian Federation patents on the use of mixed monospecific polyclonal antivenins. These patents are projected to expire on April 24, 2012, other than the Australian patent, which is expected to expire on April 24, 2008. Applications are being pursued in the U.S. and Japan;

•	Poisoning with tricyclic antidepressants - The Company has been granted a U.S. patent in respect to an antidote for poisoning with tricyclic antidepressants. This patent is expected to expire on October 26, 2010. At the time of filing the United States patent application in respect of an antidote to poisoning with tricyclic antidepressants, United States patent applications remained confidential and were only published if a patent was granted. In contrast, non-United States patent applications are generally published approximately eighteen months after filing, even if they do not proceed to grant. In order to ensure the protection of know-how, no patent applications were filed outside the United States in respect of an antidote to poisoning with tricyclic antidepressants.

•	NQO2 - The Company has filed patent applications in Europe (European Patent Office, “EPO”), U.S., Japan, Canada, U.K, and Hong Kong around using NQO2 to activate prodrugs in the presence of an added co-factor. The priority date for filing is June 1997 and the patent has been granted in the UK and Hong Kong and is proceeding in the other territories.

•	Voraxaze™ - Through the acquisition of Enact, the Company has acquired one patent covering aspects of Voraxaze™. The priority date for this patent is March 28, 1983. The Company is in the process of filing new patents around other researched and unpublished aspects of Voraxaze™.

•	Metalloorganics - The Company, through the acquisition of Enact, has acquired exclusive options on applications for two families of patents, including one granted in South Africa, covering both the synthesis and the use of water-soluble titanocene compounds. The priority dates for these patents are December 1999 and July 2002 respectively.

Third Party Patent Rights

     Rockefeller University has a European patent which could be construed to cover use of anti-TNFα antibodies. If valid, this European patent could be used to attempt to limit the Company’s freedom to use anti-TNFα antibodies and, therefore, the Company’s ability to market CytoFab™ (formerly CytoTAb®) in certain European countries. The Company successfully filed an opposition to this European patent, and following an oral hearing before the Opposition Division of the EPO, the patent was revoked in its entirety.

     Rockefeller University filed an appeal against the decision. The effect of an appeal is to suspend the decision to revoke the patent. Rockefeller University has subsequently withdrawn their appeal.

     Rockefeller University also holds patent rights related to this European patent (and related to an earlier Rockefeller University European Patent which was irrevocably revoked by the EPO upon opposition by the Company) in the U.S., Canada, Australia and Japan. The Board believes that due to the precise nature of most of these patent rights in Australia and the U.S., commercial exploitation of CytoFab™ in these territories will not infringe any valid claims of these patents. The Company is aware of U.S. patents granted to Rockefeller University in October 2001 and July 2002 relating to a neutralizing antibody to a mediator substance which, if valid, could be used to restrict the Company’s development of anti-TNFα products, including CytoFab™ in the U.S. The Company has an opinion from their U.S. patent attorney that CytoFab™ does not infringe the claims of these patents. The Company has specific patents in the U.S. and other territories covering the use of Fab fragments of anti-TNFα antibodies, as summarized above.

     The Company is aware of two U.S. patents granted in August 1997 and August 1998 in the name of Genentech, Inc. (“Genentech”) that cover anti-TNFα antibodies. One patent relates to a TNFα antagonist comprising an antibody that neutralizes cytotoxic activity of human TNFα. There are also claims to Fab fragments of a variable region of the antibody. The second patent relates to a method of treatment of graft versus host reaction that comprises administering to a patient a therapeutically effective dose of a TNFα antagonist. If valid, these patents could be used to restrict the Company’s development of anti-TNFα products, including CytoFab™, in the U.S. and other territories in which equivalent rights exist. However, the Company has obtained opinion from a U.S. patent attorney that the claims of the former patent are invalid over the prior art, and that it is arguable that the claims of the latter are similarly invalid.

     The Company has identified a series of patents (e.g. European and Australian) that correspond to the Genentech anti-TNFα antibody patents, and a Dainippon European patent relating to human recombinant TNFα. These patents, contain claims to certain forms of recombinant human TNFα and consequently they could, if valid, be used to restrict the Company’s use of recombinant human TNFα (in the form claimed by the patents) to produce anti-TNFα antibodies in the territories in which the patent is maintained. The Company will take steps to ensure that its supplier of TNFα is appropriately licensed under the patents, failing which, it will consider its alternative options, such as contesting the validity of the patents.

     Additional patents and applications are in existence, which could limit the commercialization of CytoFab™. These include patents, or patent applications, in the names of Peptide Technology, Centocor, Kennedy Institute, Abbott (formerly Knoll) and Unisearch. The Company has taken advice from its patent agents, and the progress of the patent applications is being monitored. The Directors believe that, overall, these patents and applications will not inhibit the use of CytoFab™ in the treatment of sepsis.

     Professor Sean B. Carroll created a family of patents relating to purified polyvalent antivenins and methods of purifying antivenins using immuno affinity techniques, which, if valid, could be used to attempt to limit exploitation of the Company’s antivenin products. Professor Carroll assigned all rights in the patents to Ophidian Pharmaceuticals, Inc. who subsequently assigned all rights in the patents to Promega Corporation (“Promega”).

     On December 31, 2001, the Company entered into an agreement with Promega to obtain an exclusive world-wide license to utilize these patents, and should the Company satisfy the written royalty payment terms in the three years from signing of the agreement, these patent rights will be assigned to the Company.

Trademarks

     The Company has registered or has applied for registration of the following active trademarks:

•	CroFab™, DigiFab™, CytoFab™ and Voraxaze™ in the U.S.

•	CytoFab™ in the United Kingdom.

•	CytoFab™, DigiFab™ and Voraxaze™ in Europe.

     The Company’s European application for the trademark “Voraxaze” has been rejected by the European Agency for the Evaluation of Medical Products. The Company has submitted an appeal and is also considering alternative trademark options.

     The Company is the owner of the registered trademarks CroFab®, CytoTAb®, DigiTab®, and ViperaTAb® in the U.S. and/or the U.K. and various other jurisdictions.

GOVERNMENT REGULATION

General

     Regulation by government authorities in the U.S., Europe and other countries in which the Company operates is a significant consideration in the development, production, marketing, labeling and reimbursement of their products and in the continuation of their research and development activities.

     In the U.S., Europe and most other countries, in order to market and sell biological products, drugs, medical devices and diagnostic products, there is a requirement to obtain and to maintain an approval for a product from the appropriate regulatory authority, referred to as a marketing authorization. The Company is also subject to various laws, regulations, policies, guidelines and recommendations relating to such matters as safe working conditions, laboratory and manufacturing practices, the experimental use of animals and the protection of the environment. Furthermore, there has been a general trend towards greater regulation of the pharmaceutical industry and its products.

     The submission of a marketing authorization application to a regulatory authority does not guarantee that an authorization will be granted. Regulatory authorities require substantial data in connection with marketing authorization applications, resulting in a lengthy approval process. The time taken to obtain such approval varies depending upon the countries concerned and the nature of the product, but can take from a few months to several years and can involve substantial expenditure. This may be due to:

•	the lack of necessary results/data required by regulatory authorities;

•	the changing or adding of regulation; or

•	new scientific standards or other scientific developments arising during the product development process.

     Furthermore, regulatory authorities of different countries may impose differing requirements and may refuse to grant, or may require additional data before granting an approval, even though the product may have been approved by the regulatory authority of another country. Even if approval is obtained, failure to comply with present or future regulatory requirements, or the emergence of new information reflecting adversely upon the safety or effectiveness of the approved drug, can lead the regulatory authority to suspend, vary or withdraw its approval to market the product.

     In the U.S., the principal regulatory agency is the FDA. Nearly all other countries have similar national regulatory authorities. The Company may have to satisfy different requirements from the FDA, European regulatory authorities and other national regulatory authorities. There is an ongoing initiative, the International Conference on Harmonization (“ICH”), among representatives from Japan, the United States and the European Union, to limit regulatory differences where possible. Considerable progress has been made through the ICH process, resulting in the issuance of a wide range of agreed pre-clinical and clinical guidelines.

     In Europe, the Company must take into consideration:

(a)	the regulatory climate within the European Union, including the influence of the International Conference on Harmonization, and the approach of the European Agency for the Evaluation of Medicinal Products and its expert advisory committee, the European Committee for Proprietary Medicinal Products, as well as

(b)	the position of the national regulatory authorities.

     Recognizing global regulatory differences, wherever practical, the Company intends to design pre-clinical and clinical protocols which should generate sufficient data of a quality that will be acceptable to support applications for the same product in each country where it is intended to be marketed.

Price Regulation

     In some countries it is necessary to obtain approval for the price to be charged for a medicinal product or device. This is true in a number of European Union member states. In the United Kingdom, the launch price of pharmaceuticals is set by the manufacturer but is subject to the constraints of the Pharmaceutical Price Regulation System which controls the profitability of a company’s business with the United Kingdom’s National Health Service.

     Governments may also influence the product price through the control of national healthcare systems and also organizations which may bear the cost of supply of such products. In the United States, government-funded or private medical care plans can influence prices, and there are a variety of indirect controls.

United States Regulation

     Regulatory Authorities - The production and marketing of the Company’s products and its research and development activities are subject to regulation by federal and state governmental authorities in the United States. Although most states maintain one or more agencies with power to regulate products, they commonly defer to the federal agencies discussed below in matters relating to the development, production, marketing, labeling and reimbursement of products.

     FDA Regulation - Biological products, drugs, medical devices and diagnostic products are subject to rigorous review by the FDA. The Federal Food, Drug and Cosmetic Act, the Public Health Service Act and other federal statutes and regulations govern or influence the testing, manufacture, safety, efficacy, labeling, storage, record keeping, approval, advertising and promotion of such products. Product development and approval within this regulatory framework takes a number of years, involves the expenditure of substantial resources and is commercially risky. Many products ultimately do not reach the market because of toxicity or lack of effectiveness as demonstrated by required testing. Total development time for successful compounds often exceeds 10 years. However, under the provisions of recent legislation, the FDA has committed to reduce the review time for applications. Although the agency has achieved some reductions, especially for high-priority medicines, the review process remains lengthy and complex. There has been little or no reduction in the testing required before applications are submitted, which consumes most of the time spent in developing new medicines for the United States market. In addition, there can be no assurance that this regulatory framework will not change or that additional regulations will not arise at any stage of product development that may affect approval, delay an application, or require additional expenditures.

     The steps required before a pharmaceutical product may be marketed in the United States include:

(a)	pre-clinical laboratory testing;

(b)	submission to the FDA of an investigational new drug application which must become effective before human clinical trials may be commenced;

(c)	adequate and well-controlled human clinical trials to establish the safety and efficacy of the drug;

(d)	submission of a new drug application to the FDA; and

(e)	FDA approval of the new drug application prior to any commercial sale or shipment of the drug.

     Good Practice Standards - Various standards are applied either by law or custom to the activities of pharmaceutical companies. These include principally:

•	Good Laboratory Practice, applied to studies performed during pre-clinical developments to identify the compound’s behavior and toxicity in animals;

•	Good Clinical Practice, intended to ensure the quality and integrity of clinical data and to protect the rights and safety of human subjects in clinical trials; and

•	Good Manufacturing Practice, intended to ensure the quality of drugs by setting minimum standards for all drug manufacturing facilities. Such standards have been developed by the FDA and by the United States National Committee for Clinical Laboratory Standards. Violation of these regulations can lead to invalidation of the relevant studies.

     The Company has used consulting firms in the United Kingdom and in the United States for advice on compliance with existing regulations and guidelines.

     Clinical Testing - Clinical testing of new compounds in humans is designed to establish both safety and efficacy in treating a particular disease or condition. These studies are usually conducted in three phases of testing. The clinical trial process may take from two to six years or more to complete.

     Phase I trials are normally conducted in a small number of healthy human subjects or patients with the specific condition targeted. Their purpose is to provide a preliminary evaluation of the product candidate’s safety, toxicity and behavior when administered to humans.

     In Phase II trials, the product candidate is assessed for its short-term safety and preliminary efficacy in a limited number of patients with the targeted disease or disorder. The appropriate dose ranges and regimens for Phase III are also determined during this phase.

     Phase III trials involve a comprehensive evaluation of safety, efficacy and toxicity that might not have been evident in smaller studies. The trials are carried out, typically on a multi-center basis, on a sufficient number of patients to obtain statistically significant results. All adverse reactions are investigated in detail, and special features of the product candidate are explored.

     Clinical trials for existing and future products seek to develop safety data as well as efficacy data and will require substantial time and significant funding. There is no assurance that clinical trials related to these products will be completed successfully within any specified time period, if at all. Furthermore, the FDA may suspend clinical trials at any time if it believes that the subjects participating in such trials are being exposed to unacceptable health risks.

     If the drug is considered by the FDA and by prospective users to provide an important benefit in the treatment of a serious disease, the applicant may be faced with demands from patient groups, sometimes endorsed by the FDA, for release of the drug for treatment during the investigative stage. The supply of such treatment is termed treatment use. Supplying drugs on this basis can involve significant expense and resource demands for the sponsor of the drug, which must administer the pre-approval release program. This may, in some situations, interfere with the ability to complete controlled clinical trials of the drug.

     Approval Procedures and Criteria - The FDA generally applies the same requirements for approval of all products:

•	proof of safety and efficacy;

•	demonstration of adequate controls in the manufacturing process; and

•	conformity with requirements for labeling. Efficacy must usually be demonstrated by two well-controlled clinical trials carried out in accordance with FDA regulations.

     The FDA has discretion to determine whether the data submitted is adequate for approval. The time taken for this approval process is based on:

•	the quality of the submission;

•	the potential contribution of the compound in improving the treatment of the target disease; and

•	the workload at the FDA.

     There can be no assurance that any new drug will successfully proceed through this approval process or that it will be approved in any specific period of time.

     During its review, the FDA may ask for additional test data. If the FDA approves the product, it may require post-marketing testing, including potentially expensive post-market surveillance studies, known as Phase IV testing. This phase further assesses the product’s therapeutic value and provides additional information about the safety and efficacy of the product across a broader patient base. In addition, the FDA can impose restrictions on the use of the drug that may be difficult and expensive to administer.

     Orphan Drug Status - The Orphan Drug Act of 1983 encourages manufacturers to seek approval of products intended to treat “rare diseases and conditions” with a prevalence of fewer than 200,000 patients in the United States or for which there is no reasonable expectation of recovering the development costs for the product. For products that receive orphan drug designation by the FDA, the Orphan Drug Act provides tax credits for clinical research, FDA assistance with protocol design, eligibility for FDA grants to fund clinical studies and a period of seven years of marketing exclusivity for the product following FDA marketing approval. The Company’s crotalid antivenin, CroFab®, received marketing approval by the FDA under the orphan drug program, and its methotrexate therapeutic, Voraxaze™, for which the Company is seeking marketing approval, recently received orphan drug designation by the FDA.

     Accelerated Approval - The FDA may accelerate approval of medicines that offer a significant improvement in the treatment of fatal or life-threatening conditions, or conditions for which there is no alternative therapy. In certain cases, the FDA may permit Phase II and Phase III studies to be compressed into a single study. It is unusual for the FDA to base an approval on such compressed studies, and although the Company’s Voraxaze™ product approval will be considered on this basis. there can be no assurance that such combined testing would be considered acceptable for any of its other products.

     Acceptance of Foreign Clinical Data - The FDA will accept reports of foreign clinical trials if they meet requirements for good clinical practice and are relevant to United States medical practice. It is, however, uncommon for the agency to approve a product without some evidence from clinical trials conducted in the United States, and most sponsors carry out at least one pivotal trial there. Studies conducted outside the United States are subject to special audits by FDA inspectors and may be rejected if United States requirements for record-keeping, protection of human subjects and other matters relating to good clinical practice are not met.

     Non-Patent Market Exclusivity - Under United States law, there are two forms of non-patent market exclusivity. First, the law prohibits approval of abbreviated new drug applications or literature-based applications for copies of innovative products for a period of five years after the approval of a new chemical entity, and three years after the approval of a new indication or dosage form for which substantial clinical trials were required.

     Second, the law provides for a seven-year period of protection for orphan drugs (see above). During this period, the FDA is precluded, subject to complex exceptions, from approving any application for the same drug, even if it is based on original data. These provisions apply to all drugs, including antibiotics and biological products.

     Post Approval - After regulatory approval is obtained, products are subject to continual review. Manufacturing, labeling and promotional activities are continually regulated by the FDA and equivalent regulatory agencies of other countries, and the manufacturer also reports certain adverse events involving its drugs to these agencies. Previously unidentified adverse events or an increased frequency of adverse events that occur post-approval could result in labeling modifications of approved products, which could adversely affect future marketing of a drug. Finally, approvals may be withdrawn if compliance with regulatory standards is not maintained or if problems occur following initial marketing.

     Manufacturing Controls - Certain manufacturers and suppliers are required by the Federal Food, Drug and Cosmetic Act and by FDA regulations to follow Good Manufacturing Practice requirements and are subject to routine inspections by the FDA and certain state and foreign regulatory agencies for compliance with Good Manufacturing Practice and other applicable regulations. Upon routine inspection of these facilities, there can be no assurance that the FDA and other regulatory agencies will find the manufacturing process or facilities to be in compliance with Good Manufacturing Practice and other regulations. Failure to achieve satisfactory Good Manufacturing Practice compliance as confirmed by routine inspections could have a material adverse effect on a company’s ability to continue to manufacture and distribute its products in the United States, and in the most serious case, could result in the issuance of a regulatory warning letter or seizure or recall of products, injunction and/or civil fines or closure of a company’s manufacturing facility until Good Manufacturing Practice compliance is achieved.

     Advertising and Promotion - The FDA regulates advertising and promotion of prescription drugs. Promotion for unapproved uses is prohibited, and sponsorship of medical symposia and publications is restricted. Financial incentives to prescribers are regulated under federal and state criminal laws, as well as codes of practice for the medical professions.

     Noncompliance - Failure to comply with the applicable regulatory requirements can, among other things, result in fines, suspensions of regulatory approvals, product recalls, operating restrictions and criminal prosecution. In addition, the marketing and manufacturing of pharmaceutical products is subject to continuing FDA and other regulatory review, and later discovery of previously unknown problems with a product, manufacturer or facility may result in the FDA and other regulatory agencies requiring further clinical research or restrictions on the product or the manufacturer, including withdrawal of the product from the market.

     Product Liability - Companies that market products in the United States are subject to suit in state and federal courts for personal injuries caused by these items. The risk of product liability litigation is significantly greater in the United States than in most European jurisdictions, and damage awards can be substantial. FDA approval is not a defense to liability, but failure to comply with FDA requirements may constitute evidence of negligence.

     Medicare and Medicaid - The Medicare program, a federal program that provides defined health benefits for the aged and disabled, may be an indirect source of revenue for products. Further, the Medicaid program, a joint federal and state program that provides defined health benefits to certain financially needy individuals, may also provide a source of revenue for products. Any restrictions on reimbursement, coverage or eligibility under the Medicare or Medicaid program could adversely affect the revenue generated by a product.

     To the extent a company participates in the Medicare and Medicaid programs, it will be subject to extensive federal and state regulation, including

(a)	the Medicare and Medicaid fraud and abuse laws which prohibit the offering or payment of any bribe, kickback, rebate or other remuneration in return for the referral or recommendation of patients for items and services covered by federal health care programs;

(b)	the Omnibus Budget Reconciliation Act of 1993, commonly known as “Stark II,” which prohibits certain referrals of Medicare patients by a physician to an entity if the physician or a member of such physician’s immediate family has a “financial relationship” with the entity, defined broadly to include any type of compensation arrangement or ownership interest; and

(c)	the federal False Claims Act which imposes civil and criminal liability on individuals or entities that submit false or fraudulent claims for payment to the government.

     Generic Substitution Statutes/Statutorily Required Rebates - Many states have enacted generic substitution statutes which permit, and in some cases require, the substitution of a different manufacturer’s version of a product than the one prescribed. In addition, many states require pharmaceutical companies to rebate a portion of their revenues from products sold to Medicaid beneficiaries back to the states concerned.

European Union Regulation

     Pharmaceutical companies operating in the European Union are subject to regulatory controls governing the development, manufacture, labeling, supply and marketing of their products. Traditionally, regulation in this sector took the form of national legislation and self regulation through codes of practice. However, national legislation in the area increasingly reflects initiatives at the European Community level, normally in the form of Directives and regulations. There is a broad range of European Community legislation governing all aspects of activities related to medicinal products. This legislation is supplemented by numerous guidelines (which provide guidance on existing European directives relating to safety, quality and efficacy), that are not legally binding in most cases. However, failure to comply with, or a departure from, the guidelines requires justification and may, for example, raise issues as to the adequacy of data submitted in support of an application to market a product. In November 2001, many of the stand-alone Directives regulating medicinal products were brought together and codified in a single Directive (Directive 2001/83/EC on the Community Code relating to medicinal products for human use).

     Pre-clinical Research - European legislation (Directive 2001/83/EC) imposes certain specific requirements for pre-clinical testing of a product where the data generated will be used for an application for a product marketing authorization in the European Union. Basic provisions in legislation are expanded upon by a broad range of guidance documents issued by the European Committee for Proprietary Medicinal Products, which, while not usually incorporated into the legislation, are extremely important for companies to follow when products are under development. Deviation by companies from such guidance, particularly where they are specific to product groups, would generally require a strong justification upon application for a marketing authorization. Directive 86/609/EEC establishes pre-clinical research standards to be met by research institutions engaged in animal research. These provisions are enforced through registration and inspection. Additionally, Directive 87/18/EEC on good laboratory practice establishes high standards of practice and associated legislation for laboratories, with compliance again monitored through a system of inspection.

     Clinical Research - European legislation also stipulates requirements for conducting research in human beings where the data is intended to be utilized in a marketing authorization application (Directive 2001/83/EC). The European Committee for Proprietary Medicinal Products has issued a number of guidance documents. In particular, these include guidelines on good clinical practice, which adopt the texts developed by the International Conference for Harmonization. These guidelines became effective in January 1997 and take account of European Committee for Proprietary Medicinal Products guidelines on good clinical practice previously adopted in 1990. In addition, some general legislation, such as the Data Protection Directive (95/46/EC), is also relevant to the conduct of clinical research. Aside from these provisions, however, the conduct of research in the European Union was not until recently subject to specific European Union legislation. As a result, the national laws and practices of member states still govern research conducted within the local jurisdiction. The variation in these laws and practices limits the extent to which the conduct of research projects can be streamlined across multiple sites throughout the European Union. Consequently, in April 2001 the European Commission enacted Directive 2001/20/EC on the approximation of the laws, regulations and administrative provisions of the member states relating to the implementation of good clinical practice in the conduct of clinical trials on medicinal products for human use. The Directive requires member states to implement laws, regulations and administrative provisions to comply with its terms by May 1, 2004 with consequent effects on regulation and practice within member states. Whereas the Directive’s aim is to harmonize regulation by member states, until it is implemented, the conduct of research and the results produced will be regulated at the European Union level only through the requirements for the submission of application dossiers. Failure to satisfy these requirements, which include adherence to good clinical practice, may lead to a rejection of an application for a marketing authorization.

     Obtaining a Marketing Authorization - No pharmaceutical product may be marketed in the European Union without a marketing authorization. The UK Medicines Act 1968 governs applications for marketing authorization for human use in the United Kingdom. The Medicines Act implements in the United Kingdom detailed European Union Directives on the licensing of pharmaceutical products. Each time new legislation is introduced at the European level, it is implemented in the United Kingdom pursuant to the Medicines Act. As a result, the core rules in force in the United Kingdom are the same as those in force in other states within the European Union. In addition, individual countries within the European Union may implement some additional national legislation relating to, for example, specific labeling requirements or in areas where there is no existing European Union Directive.

     Registration Systems - Three principal systems exist in the European Union for registering pharmaceutical products: the national system, the mutual recognition system and the centralized system.

     The national system involves the submission of a marketing authorization application to one member state of the European Union. When a company wishes to apply for marketing authorizations in more than one European Union state, the mutual recognition system or the centralized system described below must be used.

     The mutual recognition system involves a marketing authorization application initially directed to one national regulatory authority. As soon as one member state has given approval for marketing, this decision is circulated to other member states nominated by the applicant. There is a specified timetable for this procedure which includes an arbitration process for resolving disputes and for arriving at a final decision, which is administered by the European Committee for Proprietary Medicinal Products. Such decision is legally binding both on the applicant and on the European Union member states involved. The arbitration process may significantly lengthen the time from initial application to approval in all nominated member states. The result of such process may impose limitations not just on the marketing authorization applied for, but also on marketing authorizations obtained prior to the arbitration process.

     The centralized system is a process for which there is a single application, a single evaluation and a single authorization for medicinal products. This system applies only to certain types of applications (it is compulsory for certain biotechnology products and optional for certain other products, including new chemical entities not previously authorized in the European Union, medicinal products administered by significantly innovative and novel delivery systems and significant new indications for existing products). The process is administered by the European Agency for the Evaluation of Medicinal Products (described below). A marketing authorization granted pursuant to the centralized procedure is recognized in all European Union member states. As with the mutual recognition system, a specific timetable is specified for evaluation of the application, including allowances for appeals.

     The European Agency for the Evaluation of Medicinal Products was established by Council Regulation EEC No. 2309/93 of July 1993 with effect from January 1, 1995. The EMEA is responsible for co-ordinating the evaluation and supervision of medicinal products for both human and veterinary use across the European Union. On the basis of the EMEA’s opinion, the European Commission authorizes the marketing of a product approved by the centralized system and arbitrates between member states of the European Union on other medicinal products submitted under the mutual recognition system. The EMEA comprises a management board, three committees of scientific experts responsible for preparing the EMEA’s opinion (one for medicinal products for human use, one for medicinal products for veterinary use, and one for the designation of “orphan drugs” for rare diseases), an executive director and a permanent secretariat.

     Criteria Assessed in Obtaining a Marketing Authorization - European Directive 2001/83/EC sets out the basic principles for the regulation of marketing of medicinal products within the European Union. The criteria for the grant of a marketing authorization are quality, safety and efficacy. In order to demonstrate these criteria, a wide range of information and data are required to be submitted to the relevant regulatory authority. While the exact requirements as to the analytical, pharmacotoxiocological and clinical standards and protocols in respect of testing medicinal products to be submitted have recently been revised by European Directive 2003/63/EC, which member states must implement by October 31, 2003, any application for a marketing authorization must be accompanied by, among other things, the results of:

•	physio-chemical, biological or microbiological tests (establishing the quality of the products),

•	pharmacological and toxicological tests (establishing the safety of the product), and

•	clinical trials (studies in humans establishing efficacy and safety).

The quality of the product is determined by laboratory studies and tests. These verify both the chemical constitution and stability of the product as well as the manufacturing processes used.

     The safety of the product is initially determined by studies to show matters such as toxicity, the effect on reproductive potential, adverse effects on genes, whether the product has the ability to cause cancer, how the product is distributed within the body, how quickly the body eliminates the product and the product’s interaction with other body chemicals.

     The efficacy and safety of the product are derived from clinical trials with volunteers and patients. Clinical trials are generally classified into Phases I through IV, although there are not always distinct divisions between each phase.

     Phase I clinical trials are normally conducted in healthy human volunteers. The purpose of the trial is to obtain a preliminary evaluation of a product’s safety, its pharmacokinetic profile and its biological effect on humans.

     Phase II clinical trials assess the product for its short-term safety and preliminary efficacy in a limited number of patients. Later Phase II trials may be comparative (e.g. comparing the product with a placebo). The appropriate dose ranges and regiments for Phase III (safety and efficacy) trials are also determined during this phase.

     Phase III clinical trials are a comprehensive evaluation of safety and efficacy of the product based upon larger patient groups. The pattern and profile of the more frequent adverse reactions are investigated in detail and special features of the product are explored.

     Phase IV clinical trials are studies performed after a marketing authorization has been granted. They are designed to monitor drug use in the normal patient population. These studies are usually larger in scale and focus on efficacy in clinical practice and side effects.

     Marketing Authorizations for Orphan Drugs - In April 2002 the European Commission introduced Regulations regarding orphan drugs. The main requirements for qualification are:

•	the target disease condition has a prevalence of no more than 5 persons per 10,000;

•	either the product offers potential significant benefit over existing treatment for the condition or there are no treatments for the condition.

     An application for orphan drug status may be made at any time up to submission of the marketing application. The benefits to successful applicants include:

•	a reduced registration fee;

•	use of the centralized registration procedure; and

•	10 years exclusivity on the market

     Maintenance of Marketing Authorizations - A marketing authorization application may be submitted when appropriate data is available. The submission of an application to a regulatory authority does not guarantee that a license to market the product will be granted by that regulatory authority. Furthermore, each regulatory authority may impose its own requirements and may refuse to grant or may require additional data before an approval, even though the relevant product may have been approved by authorities in other countries. The time taken to obtain approvals in individual countries varies, but can take from a few months to several years from the date of applications. The trend over the years has been towards greater regulation. Marketing authorizations are granted subject to certain generally applicable conditions and may also be subject to product specific restrictions determined by regulatory authorities.

     When an authorization is granted and a product is brought to market, there are numerous obligations imposed upon the marketing authorization holder by the pharmaceutical legislation. These include the obligation to ensure that the product keeps pace with the state of scientific and technical knowledge, in particular, in terms of its manufacture and control. This means applying to vary the marketing authorization when the changes in the state of the art and relevant circumstances warrant its updating and amendment. Additionally, requirements for pharmacovigilance and the reporting of adverse reactions to products are central to the legislation. Within the European Union, advertising, and the production of labeling and patient information leaflets, are specifically regulated by directives, with local codes of conduct and practice, in some cases, providing additional controls on corporate activity. The provisions of the legislation require significant staff and expertise which may be provided in-house and/or by external service. Examples of such staffing requirements include the need for pharmacovigilance and an information services individual within the company responsible for compliance.

     The regulatory authorities have the power to suspend, revoke or vary a marketing authorization:

•	if the grant no longer satisfies safety, quality or efficacy standards;

•	for reasons relating to and omissions in the product dossier; and

•	for particulars or failures in relation to product manufacture.

     The requirements for the performance of comprehensive pharmacovigilance marketed products are designed for companies and regulators to detect product safety concerns and to take appropriate action in the interests of public health. The harmonization and streamlining of compulsory action and decision making on such matters in the European Union through the European Committee for Proprietary Medicinal Products means that, increasingly, a concern arising in one member state in relation to a product marketed in several states will be examined at the European Union level and the outcome of the examination will affect the product and its authorization across all member states in which it is sold and supplied.

     Manufacturing - Manufacturing conducted within the European Union must meet good manufacturing practice requirements (Directive 91/356/EEC). Legislation (Directive 2001/83/EC) imposes precise obligations upon manufacturers, in particular with regard to control, batch testing and release of products in the European market and the qualifications for the personnel authorized to undertake such activities (the Qualified Person). Inspections of manufacturing site facilities and procedures are regularly undertaken, both by local inspectors and by inspectors from other countries in which the product is to be sold. Failing an inspection may result in:

•	product supplies being interrupted;

•	recall; or

•	plant closure pending elimination of defects.

     The legislation requires clear, contractual documentation regarding how manufacturing services are provided by one company to another when aspects of the manufacturing process are subcontracted to others by the marketing authorization holder and/or manufacturer.

     Wholesaling - Wholesale distribution in the European Union is governed by what was Directive 92/25/EEC, now part of Directive 2001/83/EC, and accompanying Good Distribution Practice Guidelines. Wholesalers must meet minimum requirements in terms of staff, facilities and procedure in order to obtain and retain authorization.

     Pricing - In a number of member states, it is not possible to market a product until pricing negotiations with the responsible government authorities have been concluded. Authorization by the regulatory authorities does not guarantee the negotiation of a satisfactory price or of reimbursement terms under national public health systems for the products concerned. In the United Kingdom, new or existing products which already have a marketing authorization may be referred by the Department of Health to the National Institute for Clinical Excellence for a clinical and cost-effectiveness appraisal. Adverse findings (if any) in consequent NICE Guidance can mean that the target products will not be routinely prescribed on the National Health Service, that is, at public expense.

     Supplementary Protection Certificates - The time taken to research and develop medicinal products reduces the marketing time provided by a product patent, and therefore, can reduce the period available to the developer to recoup investment through sales. In 1992, the European Union introduced Regulation 1768/92 concerning the creation of a supplementary protection certificate for authorized products. While this regulation does not extend the patent, it does confer rights of a similar nature for the product after the patent has expired. The period during which the certificates are effective depends on calculations based upon the date of the application for the patent and the grant of the first European Economic Area marketing authorization for the product, with a maximum limit of five years. The basis for calculating the date of the first European Economic Area marketing authorization for a product is the subject of litigation currently pending in the European Court of Justice (which concerns the question of whether a Swiss authorization, recognized in Liechtenstein, should be considered as the first authorization in the EEA).

     Abridged Applications - “Market Exclusivity” - In cases where the patent and supplementary protection certificate have expired or are not available, medicinal products can benefit from European Union provisions which are commonly described as the rules of “market exclusivity,” but which in fact govern the making of abridged applications for marketing authorizations.

     Under European Union law, a third party is effectively prevented for a period of between six and ten years from authorization, or in some cases, until expiration of the patent, if sooner, from relying upon data submitted in support of a prior full application by the originator, except in certain defined and limited circumstances.

     The period is fixed at ten years for two types of products:

•	those derived from biotechnological processes specified in Part A of the Annex to Regulation 2309/93 for which the centralized procedure is compulsory; and

•	“high-technology” products, viewed by the competent regulatory authorities as representing significant innovation and falling within Part B of the Annex, for which the option to use the centralized procedure has been exercised.

     Member states may elect to extend the period of “protection” from six to ten years for all products. A number of member states have done so. They may also elect not to apply for an extension beyond the date of expiration of the patent covering the medicinal product.

     The rules do not, however, prevent a competitor from making a marketing authorization application accompanied by:

•	a full data package compiled by the competitor;

•	reference to published literature; or

•	with the consent of the owner of the original data, cross reference to the data held on file by the regulatory authorities.

     The rules are only intended to limit the circumstances in which a marketing authorization may be granted without submission of a full data package, in order to protect the interests of the originator of the filed data who undertook and resourced the original research necessary to support an application to market. The rules are unclear in some respects and their interpretation is subject to variation and dispute. Divergent views are taken by regulatory authorities on the availability of protection, for example, where new data is generated for a variation to an existing product involving substantial investment by the originator. These issues are the subject of at least three pending cases before the European Court of Justice.

     The Company’s Product Candidates - Several, if not all, of the human therapeutic products currently being developed by the Company will fall within the ambit of Regulation 2309/93 (centralized authorization). All products developed by means of recombinant DNA technology or the controlled expression of gender coding for biologically active proteins in prokaryotes and eukaryotes including transformed mammalian cells or hybridoma and monoclonal antibody method, known as “List A” products, are subject to compulsory centralized authorization for the purposes of marketing within the European Union. In any remaining cases, there may be an option as to the approval process followed. Products falling within List B of the regulation, which can generally be summarized as products constituting significant innovation, based upon radioisotopes or of significant therapeutic interest, may be pursued centrally or through mutual recognition. Ten years “marketing exclusivity” will apply across all member states where centralized procedures are applied.

     During the development phases of the products, all clinical research programs must be conducted according to local and European Union requirements in order to ensure the acceptability of the data generated for European Union regulatory purposes. In the U.K., and rarely in the European Union, Phase I clinical studies, where there is no anticipated benefit to the volunteers arising out of their participation, do not require regulatory clearance. Nevertheless, ethical approval is required for good clinical practice compliance. Furthermore, the status of studies involving the first administration of a product where the trial subjects are patients, may be subject to regulatory clearance depending upon the objectives of the study as set out in the study protocol. The requirement in this area will change when the Clinical Trials Directive is implemented.

     Regulation of Veterinary Products - A very similar regulatory system applies in Europe with regard to veterinary medicinal products. In particular, hi-technology and biotechnology products are also subject to centralized review and registration under Regulation 2309/93 above. The regulatory system to which these products may be subject also promulgates laws and guidelines with regard to appropriate testing which will be used in food production. As is the case with human pharmaceutical products, no unauthorized veterinary product may be marketed in the European Community, subject, in the case of veterinary products, to somewhat more limited exceptions than apply in relation to human pharmaceuticals.

     Regulation in Other Countries - In general, regulation is similar in countries outside the United States and Europe, with the approval system regulated by specific agencies in each geographic area. However, approval by one agency does not ensure approval in other countries.

     In Australia, successful marketing of a therapeutic substance may be dependent on receiving marketing approval from the Therapeutic Goods Administration and also on obtaining Commonwealth Government subsidy for use of the product via either the Pharmaceutical Benefit Scheme or the Special Access Scheme. Applications for listing on either of these Schemes requires additional information, in particular economic analysis data, and approval for this second step may lag behind obtaining marketing approval. The Australian Government is able to exercise considerable power over price control through this process.

Organizational Structure

     Protherics PLC acts as the holding company of a group consisting of its directly and indirectly held subsidiaries. Protherics PLC has the following principal subsidiaries:

	% Held	Status	Country of Incorporation

Direct Holdings
Protherics Molecular Design Limited	100	trading	England and Wales
Protherics Inc.	100	trading	USA (Delaware)
Enact Pharma PLC	100	trading	England and Wales
Proteus Biotechnology Limited	100	dormant	England and Wales
Genethics Limited	76	dormant	England and Wales
Protherics Utah Inc.	100	trading	USA (Delaware)
Indirect Holdings
Protherics UK Limited	100	trading	England and Wales
Protherics Australasia pty Limited	100	trading	Australia
Kymed GB Limited	100	trading	England and Wales
Enzacta R&D Limited	99.8	trading	England and Wales
DeMontford Biopharma Limited	100	trading	England and Wales
Enzacta Limited	99.8	dormant	England and Wales
TAb (Wales) Limited	100	dormant	England and Wales
TAb (London) Limited	100	dormant	England and Wales
Polyclonal Antibodies Limited	100	dormant	England and Wales

Property, Plants and Equipment

     The Company leases its corporate headquarters, 3,011 sq. ft. of lab and office space at The Heath Business & Technical Park, Runcorn, Cheshire WA7 4QF from SOG Limited. This lease commenced on October 1, 2001, for an initial period of one year and may be renewed annually at the option of the Company. In addition, the Company leases a corporate office at 2 Burgon Street, London EC4V 5DR. This lease commenced on November 27, 2001, and is for an initial period of 2 years. The Company intends to relocate the Burgon Street office to new leased premises at 3 Creed Court, 5 Ludgate Hill, London EC4M 7AA in October 2003.

     The Company also leases a 4,280 sq. ft. corporate office at 5214 Maryland Way, Suite 405, Brentwood, Tennessee 37027. The lease commenced on November 1, 2001 and will continue through January 31, 2005. In addition, the Company leases 5,307 sq.ft. of laboratory and office space at 615 Arapeen Drive, Suite 105, Salt Lake City, Utah 84108. The lease commenced June 1, 2003, and will continue through May 31, 2006.

     Protherics UK Limited, a subsidiary of the Company, owns and operates production offices, quality control laboratories and a manufacturing facility, covering approximately 200 acres, located near Ceredigion, Wales.

     Protherics Australasia Pty Limited, a subsidiary of the Company, produces antisera at its facilities leased from the Turretfield Research Centre at Rosedale, near Adelaide, South Australia, where the Company has constructed offices, a cleanroom and a bleeding shed. The lease of the Turretfield Research Centre property will expire on July 31, 2005, with an option to extend the term. The South Australian Minister for Primary Industries (the “Minister”) holds a security interest on the buildings and equipment of Protherics Australasia Pty Limited in connection with notes payable in the principal amount of A$1,287,000. Repayment is in equal annual installments with the final installment due in August 2007. The interest rate is variable at the discretion of the Minister and is payable annually.

     The majority of the Company’s sheep flock are located at Martindale, South Australia, where the Company had an agreement with Martindale Holdings pty Limited which expired on May 31, 2003, for the grazing rights for 2,500 to 5,000 sheep. The Company is currently negotiating a replacement agreement which would provide grazing rights for 6,000 to 8,000 sheep for a period up to May 31, 2008, terminable with twelve months’ notice, with the option to extend for two further five year periods.

     The Company has outsourced a portion of its sheep flock management to Selborne Biological Services Limited, which currently has 3,200 of the Company’s flock at Selborne’s property in Tasmania. The geographical separation of the Company’s sheep flock is expected to provide enhanced protection against possible disease and give a dual source of antisera.

     Enact Pharma PLC, a subsidiary of the Company, leases 3,000 sq.ft. of laboratory and office space at Building 115, Porton Down Science Park, Salisbury, Wiltshire, SP4 OJQ from Tetricus Limited. This lease originally commenced on April 1, 2000 for an initial period of 3 years and may be renewed at the option of the Company. The Company is in the process of extending this lease.

     All of the Company’s laboratories, production facilities and farms are suitably equipped for their intended purposes.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     The following discussion and analysis of the financial condition and results of operations of the Company should be read in conjunction with the financial statements and notes thereto.

General

     On September 15, 1999, Therapeutic Antibodies merged with a wholly-owned subsidiary of Proteus, and Proteus was renamed Protherics PLC. The merger was accounted for as a pooling of interest, and accordingly, the Company’s consolidated financial statements have been restated for all periods presented. The Company reports its financial results on a March 31 fiscal year end basis, whereas Therapeutic Antibodies reported its financial results on a calendar year basis. For purposes of pooling of interests accounting, Therapeutic Antibodies’ calendar year-end was conformed to the Company’s March 31 year-end for fiscal year 2000.

     On July 12, 2001, the Company completed the sale of its Computer-Aided Molecular Design division (“CAMD”) to Tularik, Inc. The operating results for this division were included in the Company’s results for the period up to the date of disposal.

     On June 18, 2003, the Company’s offer for Enact Pharma PLC, was declared wholly unconditional. Since this transaction occurred after March 31, 2003, the fiscal year covered in this report, the businesses acquired have not been included in the operating results reported.

Operating Results

Year Ended March 31, 2003 Compared to Year Ended March 31, 2002

     Total revenues for the fiscal year 2003 increased by £3,346,000 or 42% to £11,270,000 from £7,924,000 for fiscal year 2002, despite fiscal 2002 including revenues of £963,000 from the CAMD division sold during that year, as the Company continued to develop the markets for its two key products, CroFab® and DigiFab™. CroFab® contributed sales of £8,520,000, up 73% from fiscal year 2002, whereas DigiFab™ generated sales of £1,194,000 compared to £102,000 in the two months following its launch in fiscal year 2002. There was a small reduction in revenues generated from ViperaTab® from £346,000 to £211,000 due to high stocks being carried forward by customers following the strong sales reported in fiscal year 2002.

     Royalty income from Enfer Scientific relating to the BSE testing reduced by £199,000 to £1,277,000 with increasing revenues from Europe being more than off-set by reductions in the Irish market. It is currently anticipated that while the trend of this revenue stream between the Irish and European markets will continue into 2004, total BSE testing revenue will not be significantly affected. Other revenues amounted to £68,000 as compared to £100,000 in fiscal year 2002.

     Despite an 84% increase in product revenues from £5,385,000 in fiscal year 2002 to £9,925,000 in fiscal year 2003, operating costs in that period rose just 18% from £10,026,000 to £11,874,000. This resulted in a 71% reduction in operating loss to £604,000 for fiscal year 2003 from £2,102,000 for fiscal year 2002. The overall decrease is the result of a growth in overall revenues and a drive to reduce manufacturing costs of sales, most notably CroFab®.

     Cost of sales increased 27% to £5,920,000 for fiscal year 2003 from £4,649,000 for fiscal year 2002. The growth in cost of sales is significantly less than the growth in product revenues. The most notable causes of this relate to CroFab®. This is due to the high levels of fixed costs associated with the manufacturing process and continued improvements in yields and increased efficiencies. In addition, DigiFab™ is a significantly higher margin product than CroFab® and therefore cost of sales as a proportion of revenues should fall if sales of this product continue to develop as expected.

     It is anticipated that the unit cost of CroFab® will continue to fall as a program to increase yields and efficiencies is undertaken. DigiFab™ is anticipated to make an increased contribution to the Company’s results in fiscal 2004.

     In fiscal year 2003, total research and development expenses increased by £708,000 or 80% to £1,591,000 from £883,000 for the fiscal year 2002. Included within the expenses for fiscal year 2002 is £588,000 relating to costs incurred by the CAMD division prior to its disposal in July 2001 and therefore the increase in research and development expenses for the continuing business was £1,296,000. The fiscal year 2002 benefited from an exceptional credit of £674,000 as DigiFab™ inventory produced prior to product approval by the FDA was recognized. Up to the date of approval of a product, all inventory produced is expensed within research and development expenses. On approval, all inventory associated with the product is capitalized into inventory and later expensed into cost of goods as the product is sold. The balance of the increase arose due to the costs associated with the Phase II clinical trials on the Company’s Angiotensin Vaccine product along with increased spending to develop improvements and efficiencies to the production processes used to manufacture the Company’s products.

     Administration expenses for fiscal year 2003 decreased by £131,000 or 3% to £4,363,000 from £4,494,000 for the fiscal year 2002 primarily as a result of the disposition of the CAMD division in July 2001. Excluding CAMD, the administration expenses for the continuing business have increased by £181,000, although this includes a one-time payment of £375,000 made to buy back the rights for a second tranche of unsecured convertible debentures of up to £6,500,000 since this financing was considered inappropriate for the Company’s current circumstances. The balance of the movement in continuing administrative expenses is attributable to continued effort by management to reduce operating expenses.

     The profit on sale of discontinued items in fiscal year 2002 is a result of the sale of the CAMD division in July 2001. There were no dispositions of assets during fiscal year 2003.

     Interest income for fiscal year 2003 decreased 28% to £100,000 due to a combination of lower cash and short term investment balances held by the Company during the year and reductions in interest rates.

     Interest expense for fiscal year 2003 decreased 53% to £95,000. This arose as a result of the conversion of the remaining unsecured convertible debentures during fiscal year 2002 for which a charge of £104,000 had been recognized and, therefore, no similar charge was recognized during fiscal year 2003.

     The tax credit of £361,000 recognized in fiscal year 2003 arose from two sources. The first was a £170,000 surrender of tax losses for cash following the incurrence of qualifying UK research and development expenditure. No similar credit could be claimed for the fiscal year 2002 due to the profits arising from the sale of the CAMD division. The second source represents a deferred tax asset recognized on part of the trading losses incurred in Australia since the directors are of the opinion, based on recent and forecast trading, that the level of profits in Australia in the forthcoming years should lead to a realization of this asset.

     The Company’s net loss for the 2003 fiscal year was £238,000 compared to a net profit of £2,867,000 for fiscal year 2002. Excluding the profit on the sale of the CAMD division, and the small operating profit on this discontinued operation, the fiscal year 2002 produced a loss of £2,228,000.

     As a result of a review of reprocessed product communicated to the Company by the FDA in August 2003, the Company has written off certain inventory subsequent to the publication of its results for the 2003 fiscal year. The write-off of this inventory, valued at £537,000 at March 31, 2003, will be reflected in the Company’s Annual Report for the year to March 31, 2004 as required by generally accepted accounting principles in the U.K. See Note 26 to the Company’s Financial Statements beginning on page F-1 of this Report.

Year Ended March 31, 2002 Compared to Year Ended March 31, 2001

     The Company’s total revenues for the fiscal year 2002 increased by £3,738,000 or 89% to £7,924,000 from £4,186,000 for fiscal year 2001. The predominant driving force of this growth was the inclusion of CroFab® sales for a full 12 month period amounting to £4,937,000, whereas in fiscal year 2001, CroFab® contributed sales of £2,159,000 from its launch in November 2000 to March 31, 2001 in addition to a milestone payment of £516,000. Other product sales, primarily ViperaTAb® and DigiFab™, increased only slightly over sales for fiscal year 2001.

     Royalty income from testing for Bovine Spongiform Encephalopathy from Enfer Scientific increased by 303% during fiscal year 2002 to £1,476,000. Revenues attributable to the CAMD division’s operations were £963,000 in 2002 as compared to £648,000 in fiscal year 2001.

     Despite the increased production to satisfy the market demand for CroFab®, the Company’s operating costs decreased by 7% to £10,026,000 from £10,729,000 during the 2002 fiscal year. The decrease in operating expenses of £703,000 combined with the £3,738,000 increase in revenues noted above produced a 68% decrease in operating loss to £2,102,000 for fiscal year 2002 from £6,543,000 for fiscal year 2001. The overall decrease was the result of a growth in CroFab® and royalty revenues and the reduction in the overhead cost base arising from the disposal of CAMD in July 2001.

     Cost of sales increased by £619,000 to £4,649,000 for fiscal year 2002 from £4,030,000 for fiscal year 2001 following the large increases in CroFab® sales. The growth in cost of sales was significantly less than the growth in CroFab® revenues due to the high level of fixed cost associated with the manufacturing process and significantly improved yields and efficiencies compared with the prior years. The cost of sales in fiscal year 2001 included material manufactured in fiscal years 2000 and 2001 where low levels of manufacturing activity arose prior to product approval, and therefore, unit costs were high relative to the sales recorded in that year.

     In fiscal year 2002, total research and development expenses decreased by £1,063,000 or 55% to £883,000 from £1,946,000 for the fiscal year 2001. The major factor in this reduction was the disposal of the CAMD division in July 2001, which produced a research and development cost reduction from fiscal year 2001 of £1,701,000. This reduction was affected by the timing of FDA approval of the Company’s CroFab® and DigiFab™ products. Up to the date of approval of a product, all inventory produced was expensed within research and development expenses. On approval, all inventory associated with the product is capitalized into inventory and later expensed into cost of goods as the products are sold. The research and development expenses in fiscal year 2001 included a credit of £1,285,000 arising from the recognition of pre-approval CroFab® inventory written off in the prior years following the receipt of FDA approval in October 2000. The Company recognized a similar credit in fiscal year 2002 of £674,000 associated with the approval of DigiFab™ in August 2001.

     Administration expenses for the fiscal year 2002 decreased by £259,000 or 5% to £4,494,000 from £4,753,000 for the fiscal year 2001. The main factor in the reduction was the disposal of the CAMD division in July 2001, which reduced administrative expenses by £493,000 over fiscal year 2001. In addition to general inflationary rises, foreign currency losses increased from £1,000 in fiscal year 2001 to £47,000 in fiscal year 2002. These gains and losses are the result of fluctuations in the exchange rates of the currencies in which the Company conducts its business.

     The sale of the CAMD division in July 2001 generated a one-time net gain of £5,032,000 in fiscal year 2002. This profit represented the market value of the 400,000 shares in Tularik, Inc. received as consideration for the business on the date issued, less the book value of assets and liabilities transferred and costs directly incurred in the transaction.

     Interest income for the fiscal year 2002 decreased 29% to £139,000 due to the lower cash and short term investments held by the Company during the majority of fiscal year 2001.

     Interest expense for fiscal year 2002 decreased by 44% to £202,000 from £359,000 as a result of the conversion of the balance of the 4% debentures originally issued in May 2000, therefore converting debt to equity, and the repayment of the 6% loan notes at the start of fiscal year 2002.

     The tax credit of £500,000 recognized in fiscal year 2001 arose due to a change in tax legislation on research and development expenditure in the UK, which now allows the surrender of tax losses for cash when qualifying research and development expenditure is incurred. No credit could be claimed for the fiscal year 2002 due to the profits arising from the sale of the CAMD division. It is anticipated that the profits arising in fiscal year 2002 will be wholly relievable by available tax losses and reliefs.

     The Company’s net profit for the 2002 fiscal year was £2,867,000 compared to a net loss of £6,206,000 for fiscal year 2001.

Differences between UK GAAP and US GAAP

     The Company’s net (loss)/profit for the 2003, 2002 and 2001 fiscal years as reported under UK GAAP amounted to (£238,000), £2,867,000 and (£6,206,000), respectively. The Company’s net (loss)/profit under US GAAP for the same years would have been (£889,000), £2,769,000 and (£5,597,000), respectively. The contributors to these differences were as follows:

•	Certain costs related to the development of software which were capitalized under UK GAAP would not meet the criteria for capitalization under US GAAP. This adjustment had the effect of increasing the net profit/decreasing the net loss in 2003, 2002 and 2001 under US GAAP by nil, £370,000 and £11,000 respectively.

•	Under US GAAP, specific criteria are required to be met regarding sales made with the right of replacement. If these criteria are not satisfied, revenue related to these sales is required to be deferred until that replacement privilege lapses. This difference had the effect of increasing the net loss of the Company by £1,119,000 in the fiscal year 2003 (fiscal year 2002 – reducing the net profit of the Company by £443,000, fiscal year 2001 – decreasing the net loss by £598,000).

     Financial Accounting Standard No. 133, “Accounting for Derivative Instruments and Hedging Activities” was issued in June 1998. This standard, which was effective for fiscal years beginning after January 1, 2001, requires all derivatives to be recognized in the balance sheet as either assets or liabilities and measured at fair value. As a result of adopting FAS No. 133, there was a one-time, unrealized loss of £84,000 (net of tax) to equity shareholders’ funds under U.S. GAAP as a cumulative-effect-type change in accounting principle to recognize the fair value of derivative instruments held at April 1, 2001. During the year ending March 31, 2002, the £84,000 was reclassified to current earnings, which had the same effect as settlement of the instruments under U.K. GAAP. The Company has not designated any of its derivative instruments as qualifying hedge instruments under FAS 133 and accordingly, the Company records changes in the fair value of its derivative instruments in current earnings. For the years ended March 31, 2002 and March 31, 2003, there is a difference between U.S. GAAP and U.K. GAAP to record the fair value of the derivative instruments on the balance sheet at March 31, 2002 and March 31, 2003, resulting in a decrease in profit of £25,000 and increase in profit of £468,000 respectively.

     Under UK GAAP, the Company’s shareholders’ funds on March 2003 and 2002 amounted to £10,338,000 and £10,141,000, while under US GAAP the balances would have been £9,817,000 and £10,271,000, respectively. The primary contributors to these differences were the deferral of revenues with right of replacement, which (decreased)/increased shareholders’ funds by £(964,000) and £155,000 in 2003 and 2002, respectively; and the recognition of unrealized gains/(losses) on forward foreign exchange contracts of £443,000 and (£25,000) in 2003 and 2002.

Liquidity and Capital Resources

     The Company has devoted its efforts and resources to drug discovery and development programs. Capital resources have been used for the establishment and expansion of production facilities, for product research and development activities, for clinical testing and to meet the Company’s overall increased working capital requirements. Future capital requirements will depend on numerous factors, including revenues generated from the sale of CroFab® and DigiFab™, the progress of the Company’s research programs and clinical trials, the development of regulatory submissions, the commercial viability of the Company’s products, the ability to attract collaborative partners with sales, distribution and marketing capabilities, and the terms of any new licensing arrangements.

     At March 31, 2003, the Company had cash and cash equivalents totaling £2,756,000. The Company’s net cash used in operating activities during the fiscal year 2003 totaled £1,723,000, representing an increase of 5% from fiscal year 2002 primarily due to the reduction in the operating loss being mitigated by an increase in working capital as the Company continued to expand the market for its CroFab® and DigiFab™ products. Capital expenditures increased 124% to £1,862,000 in fiscal year 2003 from £829,000 in fiscal year 2002. Capital expenditures included plant and machinery and computer software and hardware. Capital expenditures of £2,857,000 are budgeted for fiscal year 2004. These expenditures are for process improvement, research and development and scale-up of the Company’s facilities to increase commercial production capacity and will be contingent upon availability of funding, although the Company has secured an external leasing facility with which £1,312,000 of the planned capital expenditure can be financed. In addition the Company has secured grant funding from the Welsh National Assembly of which it is anticipated £600,000 will be available during fiscal year 2004, and up to £200,000 in fiscal 2005. The Company also has an overdraft facility with Barclays Bank PLC of up to £2,000,000, which expires on June 30, 2004. No amounts have been drawn under this facility.

     Funds for operating and capital requirements historically have been provided by the sale of equity and debt and from collaboration agreements and other financing arrangements. On May 31, 2000, the Company received £5,207,000 net of expenses from the issue of £5,447,000 aggregate principal amount of unsecured convertible debentures. Holders of the debentures had the option of subscribing for a further amount of up to £6,500,000 in the aggregate at any time before May 23, 2003, although this option was repurchased by the Company for £375,000 on November 25, 2002. The debentures carried interest at the rate of 4% per annum and together with accrued interest, were automatically converted into ordinary shares at the end of a 3 year period, if not redeemed or converted earlier. At March 31, 2003, the entire principal amount of the debenture and accrued interest had been converted into 22,423,753 ordinary shares.

     In May 2003, the Company made an offer for Enact Pharma PLC and on this offer becoming wholly unconditional on June 18, 2003, the Company issued unsecured convertible loan notes to those Enact shareholders who had accepted the offer with additional loan notes being issued with subsequent acceptances. By September 2003, the Company had acquired the entire issued share capital of Enact and thereby issued loan notes totaling £7,196,000. The loan notes carry interest at the rate of 6% per annum, payable twice annually in arrears. If not previously repaid, converted or repurchased, the loan notes will be repaid at par at the end of a 7-year period. The loan notes are convertible at the earlier of December 19, 2004, at 25p per ordinary share or such date that the Company has received FDA marketing approval for Voraxaze™ but in any event no earlier than June 19, 2004. The terms of the loan notes permit the Company to repurchase the loan notes at any time by tender (available to all holders alike) or by privately negotiated transactions with individual holders at any price.

     In parallel with the offer made to acquire Enact, the Company raised an additional £2,351,000 net of anticipated expenses through a fully underwritten Cash Placing and Open Offer of new ordinary shares which was used to provide additional working capital for the enlarged Company and repay indebtedness of the acquired company.

     Management estimates that these cash resources, together with anticipated revenues from product sales and expected royalty payments will be sufficient to fund operations for at least the next twelve months. The principal source of liquidity in this period will be the anticipated revenues. Management’s estimate of product sales are based primarily on orders for CroFab® and DigiFab™ currently received under its U.S. distribution agreement, which provides for orders to be made 12 months in advance of shipment. The Company’s ability to fully supply orders will depend, in part, on its ability to increase manufacturing capacity, the ability of its third party contractors to fill and ship orders on a timely basis, and may be subject to other market and operating risks described herein under “Item 3. Key Information – Risk Factors.”

     The Company’s financial instruments comprise borrowings, some cash and liquid resources, forward foreign currency contracts and various items, such as trade receivables and trade payables that arise directly from its operations.

     It is, and has been throughout the period under review, the Company’s policy that no speculative trading in derivative financial instruments shall be undertaken. Gains and losses from movements in foreign currencies were significant in the fiscal year 2003, although these were largely mitigated by forward foreign exchange contracts entered into by the Company. There remains potential for significant impact on the results of the Company from exchange rate movements over the longer term. This arises from the main markets for the Company’s approved products being in the U.S. and therefore priced in U.S. Dollars, while manufacturing costs are incurred in British Pounds Sterling and Australian Dollars. For further discussion, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

     Contractual Obligations and Commercial Commitments

     The Company’s debt and lease payment commitments at March 31, 2003 are illustrated below.

		Less than	Between 1	Between 2	Over 5
	Total	1 year	and 2 years	and 5 years	years

	£’000	£’000	£’000	£’000	£’000

Long Term Debt	913	376	351	156	30
Capital Lease Obligations	255	75	77	103	—
Operating Leases	247	164	64	19	1
Unconditional purchase obligations	356	356	—	—	—

     Net Operating Loss Carryforwards

     The tax credits in the fiscal years 2003 and 2001 have risen as a result of research and development expenditure claimed under the Finance Act 2000. In addition, a deferred tax asset of £191,000 in respect of the operating losses incurred in Australia has been recognized in fiscal year 2003 since it is the directors’ opinion based upon recent and forecast trading, that the level of profits in Australia in the forthcoming years will lead to the realization of this asset. At March 31, 2003, the Company had tax losses, subject to the agreement of the Taxation Authorities, of approximately £70 million (2002: £68 million) available for offset against future taxable profits of the same trade. Of these losses, approximately £34 million (2002: £45 million) relates to net operating losses of Protherics Inc., the use of which is restricted to $1.5 million (£0.9 million) per year.

     Recently Issued Accounting Pronouncements

     In April 2002, the Financial Accounting Standards Board (“FASB”) issued Statements of Financial Accounting Standards (“SFAS”) No.145. This standard will require gains and losses from extinguishment of debt to be classified as extraordinary items only if they meet certain criteria. Any gain or loss on extinguishment will be recorded in the most appropriate line item to which it relates within net income before extraordinary items. SFAS 145 is effective for fiscal years beginning after May 15, 2002. However, certain sections are effective for transactions occurring after May 15, 2002. Management does not believe the adoption of this standard will have a material impact on the Company’s results of operations and financial position.

     In July 2002, the FASB issued FAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“FAS 146”). This standard will require companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. The standard replaces the existing guidance provided by EITF Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” This standard will be effective for the Company for the year ending March 31, 2004. The requirements of FAS 146 would apply to future disposal activities.

     In April 2003 the FASB issued SFAS No 149 “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”. This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS no. 133, “Accounting for

Derivative Instruments and Hedging Activities”. Management does not believe the adoption of this standard will have a material impact on the Company’s results of operations and financial position.

     In May 2003 the FASB issued SFAS 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (“SFAS 150”). SFAS 150 improves the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity, and requires that these instruments be classified as liabilities in statements of financial position. SFAS 150 is effective prospectively for contracts entered into or modified after May 31, 2003 and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. SFAS 150 shall be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the statement and still existing at the beginning of the interim period of adoption. Management does not believe the adoption of this standard will have a material impact on the Company’s results of operations and financial position.

     In November 2002, the FASB issued Interpretation No. 45 (FIN 45), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”. FIN 45 expands on the accounting guidance of other SFAS’s FIN 45 elaborates on the existing disclosure requirements for most guarantees, including loan guarantees such as standby letters of credit. It also clarifies that at the time a company issues a guarantee, it must recognize an initial liability for the fair value, or market value, of the obligations it assumes under that guarantee and must disclose that information in its annual financial statements. FIN 45 will be implemented on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements in this Interpretation are effective for financial statements of periods ending after December 15, 2002. Management does not believe the adoption of this standard will have a material impact on the Company’s results of operations and financial position.

     In November 2002, the Financial Accounting Standards Board issued Emerging Issues Task Force issue No. 00-21, “Revenue Arrangements with Multiple Deliverables” (EITF 00-21). EITF 00-21 addresses certain aspects of the accounting by a company for arrangements under which it will perform multiple revenue-generating activities. EITF 00-21 addresses when and how an arrangement involving multiple deliverables should be divided into separate units of accounting. EITF 00-21 provides guidance with respect to the effect of certain customer rights due to company nonperformance on the recognition of revenue allocated to delivered units of accounting. EITF 00-21 also addresses the impact on the measurement and/or allocation of arrangement consideration of customer cancellation provisions and consideration that varies as a result of future actions of the customer or the company. Finally, EITF 00-21 provides guidance with respect to the recognition of the cost of certain deliverables that are excluded from the revenue accounting for an arrangement. The provisions of EITF 00-21 will apply to revenue arrangements entered into in fiscal years beginning after June 15, 2003. Management does not believe the adoption of this standard will have a material impact on the Company’s results of operations and financial position.

     Application of Critical Accounting Policies

     Critical accounting policies applied by the Company under U.K. GAAP are:

     Turnover - Turnover represents amounts receivable in respect of the sale of goods and services, license agreements and intellectual property to customers during the year, net of trade discounts given and value added tax. Turnover is partly recognized upon the shipment of products to the distributor with further amounts being recognized in accordance with the contractual terms upon the shipment to the end user. Certain medical products sold by the Company can be returned should they remain unused by their expiry date and provision is made for these items. Turnover is stated net of these provisions. All other income is recognized on a receivable basis.

     Certain sales of the Company’s CroFab® and DigiFab™ products include a right of replacement or return. Under US GAAP, FASB 48 “Revenue Recognition when Right of Return Exists” indicates that an absence of historical experience with similar types of sales of similar products may impair the ability to make a reasonable estimate of returns. Because CroFab® and DigiFab™ are both relatively new products, there is an absence of historical experience for these sales, and therefore all revenue related to sales that include a right of replacement has been deferred under US GAAP until the replacement or return privilege expires.

     Deferred taxation - Deferred tax is provided in full on timing differences which result in an obligation at the balance sheet date to pay more tax, or a right to pay less tax, at a future date, at rates expected to apply when they crystallize based on current tax rates and law. Timing differences arise from the inclusion of income and expenditure in taxation computations in periods different from those in which they are included in financial statements. Deferred tax is not provided on unremitted earnings of subsidiaries and associates where there is no commitment to remit these earnings. Deferred tax assets are recognized to the extent that it is regarded as more likely than not they will be recovered. Deferred tax assets and liabilities are not discounted.

     The Company’s opinion is that the trading projections do not satisfy the definition of the relevant U.K. Accounting Standards to enable it to recognize deferred tax assets for both its UK and US operations at March 31, 2003. In the event that trading projection would satisfy the definition of the relevant U.K. Accounting Standards, these assets could be recognized and credited to income in the period such determination was made.

     Research and development stocks - Research and development stocks are fully provided for in the profit and loss account for the year in which they are purchased or manufactured, and are reinstated as appropriate in the year in which the related products are brought into commercial use.

Research and Development, Patents and Licenses, etc.

     For a discussion of the Company’s research and development activities, see “Item 4. Information on the Company—Products” and “—Intellectual Property, Patents and Trademarks.”

     The Company’s research and development expenditure for the fiscal years ended 2003, 2002 and 2001 was £1,591,000, £883,000 and £1,946,000, respectively.

Trend Information

     Following FDA approval of CroFab®, the Company’s rattlesnake antivenin, in October 2000, the Company launched CroFab® sales in fiscal year 2001. Revenues from sales of CroFab® were included in the full 12 months of results for fiscal years 2002 and 2003. Although U.S. demand for CroFab® during fiscal years 2002 and 2003 exceeded the Company’s forecasts, unexpected production delays at the Company’s third party supplier of filling and freeze-drying services at the end of fiscal year 2002 prevented the Company from fully supplying purchase orders during the year. In fiscal year 2003, CroFab®, due to be released at the end of the fiscal year, was released at the beginning of fiscal year 2004. DigiFab™ was approved by the FDA in August 2001 with revenues commencing in February 2002 and therefore fiscal year 2003 includes a full 12 months results for DigiFab™. It is anticipated that the Company will increase its DigiFab™ revenues during fiscal year 2004 as a result of forecast demand.

     Advance orders of CroFab® and DigiFab™ for fiscal year 2004 remain strong. The Company will seek to increase production of both products during fiscal year 2004 to meet forecast demand, although its ability to do so will depend, to a great extent, on the Company’s ability to rapidly increase its manufacturing capacity and the ability of its filling and freeze-drying contractor to meet scheduled shipment dates.

     The Company anticipates a significant increase in research and development expenditures during fiscal 2004 in order to advance its products in development and to seek regulatory approval for Voraxaze™. Research and development expenditures would be funded by, and dependent on, anticipated increased product revenues during fiscal 2004.

     In addition, the acquisition of Enact in June 2003 will lead to increased interest expense relating to the unsecured convertible loan notes issued to Enact shareholders and to a significant amortization charge on the goodwill created by the acquisition.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

     The following table sets forth information as of August 29, 2003 about the directors and executive officers of the Company.

Name	Age	Position within the Company

Executive
Andrew John Heath, M.D., Ph.D.	55	Chief Executive Officer and Director
Barrington Marshall Riley, BA, FCA	54	Finance Director and Director
James Campbell Christie, BSc, MBA	45	Operations Director and Director
Anthony Atkinson, BSc., Ph.D, FIIB, FIoN	58	Chief Scientific Officer and Director
Non-Executive
Stuart Michael Wallis, FCA, ATII(1)(2)(3)	57	Chairman
David Whitnall Gration, FRPharmS(1)(2)(3)	64	Deputy Chairman
Michael Richard Brock Gatenby, MA, FCA(1)(2)(3)	58	Director
Martin Shallenberger Brown(1)(2)(3)	65	Director
Michael John Peagram, MA, DPhil, MBA	60	Director

(1)	Member of Nomination Committee.

(2)	Member of Remuneration Committee

(3)	Member of Audit Committee

     Andrew John Heath, M.D., Ph.D. is the Chief Executive Officer of the Company. Dr. Heath holds a science degree from the University of London and an M.D. from Sweden’s Gothenburg University. He has considerable experience in the pharmaceutical industry with Glaxo Inc. and Astra USA, Inc. From 1993 until 1996, he was responsible for more than 500 sales and marketing professionals for Astra U.S. as Vice President Marketing and Sales. In that post, he had profit and loss responsibility for Astra United States’ pharmaceutical portfolio. He served as Chief Executive Officer at AeroGen, Inc., a privately held drug delivery company, from 1996 until 1998. Dr. Heath joined Therapeutic Antibodies as a director, Vice Chairman of the Board and Chief Executive Officer in March 1998 and became Chief Executive Officer of the Company when Therapeutic Antibodies merged with the Company in September 1999.

     Barrington Marshall Riley, B.A., F.C.A. is Finance Director for the Company. Mr. Riley was previously a divisional finance and administration manager and the company secretary of the U.K. operations of FMC Corporation, the Chicago-based group. Mr. Riley joined the Company in April 1995 and was appointed to the Board of the Company in July 1995.

     James Campbell Christie, B.Sc., M.B.A. is Operations Director for the Company. He has management responsibility for process development, manufacturing quality assurance and information technology at the Company’s Australian operations and its manufacturing facility in Wales. Mr. Christie joined the Board of the Company in September 1999, having previously held the position of Senior Vice President - Research and Development Administration of Therapeutic Antibodies. From 1995 to 1998, Mr. Christie was Director of Operations at Centocor BV, a subsidiary of Centocor Inc., a United States biopharmaceutical company. He has extensive experience in taking products from research and development stages to market and has particular knowledge in the production of biological pharmaceutical products.

     Anthony Atkinson, BSc., Ph.D, FIIB, FIoN is Chief Scientific Officer of the Company. Dr. Atkinson joined the Board in June 2003 following the Company’s acquisition of Enact for which he had been Chief Executive Officer. Dr. Atkinson was previously a main board consultant to Biogen, Schering Plough and Dupont de Nemours.

     Stuart Michael Wallis, F.C.A., A.T.I.I. serves as Chairman of the Company. He was previously the Chief Executive Officer of Fisons plc and is currently Chairman of Hay Hall Group Limited, Trident Components Group Limited and ElekSen Limited and is a Director of Euramax International Inc. He became Chairman of Therapeutic Antibodies in September 1998 and became Chairman of the Company when Therapeutic Antibodies merged with the Company in September 1999.

     David Whitnall Gration, F.R.Pharm.S is the Deputy Chairman of the Company. Mr. Gration was Executive Chairman of the Company from August 1996 to September 1999, when he stepped down to a non-executive position. He is also the executive chairman of SRS Technology Group PLC and a non-executive director of Avicenna plc. He has over thirty years experience in the pharmaceutical industry, having held senior positions at The Boots Company PLC, Wyeth Laboratories Ltd and Celltech Group Plc.

     Michael Richard Brock Gatenby, M.A., A.C.A. was previously Vice-Chairman of Charterhouse Bank and holds non-executive directorships in Johnson Service Group PLC, Povair PLC and SRS Technology Group PLC. Mr. Gatenby joined the board of the Company in May 1997.

     Martin Shallenberger Brown was formerly Vice-Chairman of the parent company of Jack Daniels Distillery, Brown-Forman Corporation. He served as Chairman and Chief Executive of Therapeutic Antibodies from 1987 to 1998. Mr. Brown joined the board of the Company in September 1999.

     Michael John Peagram MA, DPhil, MBA is Deputy Chairman of Yule Catto and Co PLC and was previously Chairman of CRC Group PLC and non-executive Chairman of Enact Pharma PLC. Dr. Peagram joined the board of the Company in June 2003 following the Company’s acquisition of Enact Pharma PLC.

     Arthur Rushton, formerly an executive director of the Company, resigned on October 25, 2002, due to continuing ill health.

     There are no family relationships among the directors. There are no arrangements or understandings with major shareholders, customers or suppliers or others pursuant to which any person was selected to serve as a director or senior manager.

Compensation

     For information relating to compensation, stock options and pension benefits, see Note 5 of the Notes to the Consolidated Financial Statements included herein at Item 17. The Company operates a cash bonus scheme for executive directors based on the performance of each director, having regard to key business issues. The Remuneration Committee oversees the bonus scheme and has discretion to make additional payments if circumstances justify them. Bonuses are not pensionable.

Board Practices

     The Board currently has four executive directors and four non-executive directors. Although non-executive directors are not appointed for specific terms, the Company’s Articles of Association require directors to stand for re-election at least every three years.

     Executive Directors of Protherics - The following executive Directors of Protherics have entered into service contracts with the Company, the details of which are as follows:

	Date of			Notice period due from
Director	Agreement	Annual salary		the Company	the Director

A. Heath	November 6, 2001		£105,420	12 months	12 months
		US $	108,000
B.M. Riley	July 13, 1995		£115,000	12 months	6 months
J.C. Christie	October 1, 1998		£112,000	12 months	6 months

     Upon serving or receiving notice, the Company has the right at its discretion to pay salary in lieu of notice. There are no other provisions for compensation payable upon early termination of the service contracts. The executive directors of Protherics are also entitled to the following benefits: private medical insurance for themselves and their immediate families, long term disability insurance, and payment of professional memberships and subscriptions. In addition, the Group makes contributions to a defined contribution pension scheme of 10 percent of salary in the case of Messrs. Riley and Christie. In the case of Dr. Heath, the Group made pension contributions of 10 percent of his UK salary plus an additional £34,580 per annum, in addition to a maximum of $16,200 of his US salary. Messrs. Riley and Christie have elected to take a cash alternative to the fully expensed automobile to which their contract entitles them. The Group also has a bonus scheme under which the remuneration committee may award the executive directors of Protherics bonuses of up to 25 percent of salary. Termination of the contracts requires six months notice by the employee and twelve months notice by the Company, with the exception of Dr. Heath, where the notice periods are twelve months from either party.

     Dr. Atkinson became an executive director of the Company following the Enact acquisition in June 2003. For his services to Enact, Dr. Atkinson received total remuneration of £90,000 per year paid as salary and as a consultancy fee to Chimaeron Limited, a company in which Dr. Atkinson has an interest. This agreement is still in effect, however, the Company anticipates entering into a new service agreement with Dr. Atkinson in the near future.

     Except as set out above, there are no existing or proposed service contracts between the executive directors and any member of the Group.

     There are no provisions within the directors’ service contracts that provide for any benefit to accrue to any executive director upon termination of employment, except that salary may be paid in lieu of notice.

     Non-executive Directors of Protherics - Under an appointment letter dated September 13, 1999, as amended by the letter dated October 31, 2001, Mr. Gration received director fees of £26,000 during the year ended March 31, 2003. The Company provides life insurance and permanent health insurance. The appointment is terminable with 12 months notice by either party.

     Pursuant to a consultancy agreement dated September 1, 1998, Mr. Wallis received £60,000 during the year ended March 31, 2003. The agreement is terminable by 12 months notice from either party. In addition, Mr. Wallis received £10,000 during the year for his services as Chairman of the Board under a letter of agreement dated September 1, 1998. The letter agreement is terminable by either party on 12 months notice. The Group has also provided a fully expensed automobile to Mr. Wallis.

     Mr. Gatenby has a letter of appointment dated June 25, 1997 which is terminable by either party on 6 month notice. There are no existing or proposed service contracts or letters of appointment between Mr. Brown and the Company. Mr. Brown and Mr. Gatenby received $21,150 and £21,000 in fees, respectively, during the year ended March 31, 2003. Mr. Brown rented office space at the Company’s Nashville premises at a market rental of $16,527 for the 12 months ended March 31, 2003.

     Dr. Peagram, formerly the non-executive chairman of Enact, was appointed to the Company’s board in June 2003. For his services to Enact, Dr. Peagram was entitled to director’s fees of £24,000. The Company anticipates entering into a new agreement with Dr. Peagram in the near future.

     Audit Committee. The Audit Committee is comprised of Messrs. Wallis, Gration, Gatenby and Brown. The Audit Committee monitors the adequacy of the Group’s internal controls, reviews accounting policies and financial reporting and discusses with the auditors the proposed audit program and the results of the audit of the Group’s financial statements. The Audit Committee is chaired by Mr. Gatenby.

     Remuneration Committee. The Remuneration Committee is comprised of Messrs. Wallis, Gration, Gatenby and Brown. The Remuneration Committee meets at least once a year to review the Group’s policy on directors’ remuneration. The Remuneration Committee evaluates the performance of the executive directors and other senior employees and advises the board regarding their annual remuneration package. The Remuneration Committee is chaired by Mr. Gration.

Employees

     The number of persons, including directors, employed by the Group as of March 31, 2003, broken down by activity and geographic location is shown below.

	U.K.	U.S.	Australia

Management	21	1	3
Administration	10	3	2
Research and production	92	2	39

Total	123	6	44

     As of August 29, 2003, the Company had 213 full-time employees, including 28 management, 26 administrative and 159 research and production personnel.

     Briefing and consultative procedures exist throughout the Company to keep employees informed on general business issues and other matters of concern. The Company has a policy of offering share options to all eligible employees, subject to availability under the option plan rules. None of the Company’s U.S. employees are subject to a collective bargaining agreement, and the Company has never experienced a work stoppage.

     The Company has made every effort to ensure that the principal members of its management and research team are suitably incentivized, but the retention of such staff cannot be guaranteed, and the loss of their services could materially adversely affect the ability of the Company to achieve its planned development objectives.

Share Ownership

     The following table sets forth, for each person who served as a director or senior executive of the Company during the most recent fiscal year, their interest in the ordinary shares of the Company (including the interests of their immediate families and persons connected with them) and the percentage of the Company’s outstanding share capital represented by such ownership interests as of August 29, 2003.

	Ordinary
Name	shares owned	Percentage

M.S. Brown	3,167,317	1.530%
S.M. Wallis	457,931	0.221
A.J. Heath	314,999	0.152
D.W. Gration	42,941	0.021
M.R.B. Gatenby	27,999	0.014
B.M. Riley	15,554	0.008
J.C. Christie	1,221	0.001
A. Atkinson	—	—
M.J. Peagram	—	—

     Mr. Brown and Dr. Heath held warrants to subscribe for 29,075 and 14,538 ordinary shares, respectively, at $2.07 per share. The warrants expired on June 15, 2003.

     As of August 29, 2003, Dr. Atkinson and Dr. Peagram held £682,162 and £297,157, respectively, of the Company’s 6% Unsecured Convertible Loan Notes at nominal value. The loan notes are convertible into ordinary shares at 25p per ordinary share from December 19, 2004, or from June 19, 2004 if the Company has received FDA marketing approval for Voraxaze™.

     The Company operates an approved share option scheme, an unapproved share option scheme and an approved savings related share option scheme for executive directors and employees to motivate those individuals through equity participation in the Company. A separate option scheme was set up for the benefit of certain former Therapeutic Antibodies employees at the time of the 1999 merger.

     The Company has also granted individual unapproved options.

     The schemes are overseen by the Remuneration Committee which determines the terms under which eligible individuals may be invited to participate.

     The table below sets forth the details of the Company’s outstanding share options as of August 29, 2003.

	At April 1,			Cancelled	At August 29,	Exercise
Date exercisable	2002	Granted	Exercised	Or expired	2003	price (p)

Individual unapproved
22 Dec 2002 to 21 Dec 2009	600,000	—	—	—	600,000		39.00
9 July 2002 to 8 July 2010	—	25,000	—	—	25,000		40.00
9 July 2002 to 8 July 2010	—	15,000	—	—	15,000		25.00
9 July 2002 to 31 May 2007	—	3,850	—	—	3,850	US$	6.00
Approved scheme
21 July 1997 to 20 July 2004	23,535	—	—	—	23,535		154.66
25 July 1998 to 24 July 2005	52,955	—	—	—	52,955		68.83
28 Jan 2003 to 27 Jan 2010	72,838	—	—	8,363	64,475		37.50
28 Feb 2004 to 27 Feb 2011	384,000	—	—	43,000	343,000		43.50
Unapproved scheme
23 Jan 2001 to 22 Jan 2004	297,646	—	—	—	297,646		41.66
20 Jan 2001 to 19 Jan 2004	6,751	—	—	—	6,751		76.84
22 June 2001 to 21 June 2008	275,000	—	—	—	275,000		46.00
23 Dec 2001 to 22 Dec 2005	10,305	—	—	—	10,305		45.00
22 Dec 2002 to 21 Dec 2009	565,000	—	—	25,000	540,000		39.00
27 Jan 2003 to 26 Jan 2010	89,419	—	—	1,510	87,909		37.50
2 Aug 2003 to 1 Aug 2010	2,908	—	—	—	2,908		28.50
22 Feb 2004 to 21 Feb 2011	1,530,000		—	100,000	1,430,000		43.50
16 Jan 2005 to 15 Jan 2012	2,399,000	—	—	30,000	2,369,000		39.50
9 July 2005 to 8 July 2012	—	500,000	—	—	500,000		25.00
14 Jan 2006 to 13 Jan 2013	—	100,000	—	—	100,000		21.00
20 Jun 2006 to 19 Jun 2013	—	1,250,000	—	—	1,250,000		23.25
24 Jun 2006 to 23 Jun 2013	—	30,000	—	—	30,000		23.00
Savings related options
1 Oct 2003 to 31 Mar 2004	47,260	—	—	—	47,260		36.50
1 Apr 2003 to 31 Oct 2003	80,592	—		5,166	75,426		37.50
1 Apr 2005 to 31 Oct 2005	114,300	—	—	18,000	96,300		37.50
Protherics PLC option plan for ex-Therapeutic Antibodies employees						156.0		to
27 Jan 2000 to 29 June 2008	166,222	—	—	—	166,222		417.0

	6,717,731	1,923,850	—	229,039	8,412,542

     At March 31, 2003, there were unexercised warrants for 887,008 (2002: 887,008; 2001: 887,008) ordinary shares. These warrants expire between June 15, 2003, and November 9, 2003, and are exercisable at prices between $0.45 and $2.14 per share.

Therapeutic Antibodies former employees and consultants

     In addition, options over up to 577,714 ordinary shares (2001: 707,970; 2000: 1,183,170) previously held under the Therapeutic Antibodies 1990 Stock Option Plan are held by former employees and consultants of Therapeutic Antibodies Inc. Option prices range from $3.00 to $6.99 per share and may be exercised at various dates until December 15, 2006.

Details of share options granted to directors are set forth in the table below as of August 29, 2003.

	At April 1,				At August	Exercise		Exercisable
	2002	Granted	Exercised	Cancelled	29, 2003	Price (p)		From	To

Approved options
B M Riley	52,955	—	—	—	52,955		68.83	25 Jul 1998	24 Jul 2005
Unapproved options
A Atkinson	—	100,000	—	—	100,000		23.25	20 Jun 2006	19 Jun 2013
D W Gration	129,620	—	—	—	129,620		41.66	23 Jan 2001	22 Jan 2004
D W Gration	90,000	—	—	—	90,000		46.00	22 Jun 2001	21 Jun 2008
B M Riley	72,011	—	—	—	72,011		41.66	23 Jan 2001	22 Jan 2004
B M Riley	65,000	—	—	—	65,000		46.00	22 Jun 2001	21 Jun 2008
B M Riley	50,000	—	—	—	50,000		39.00	22 Dec 2002	21 Dec 2009
B M Riley	120,000	—	—	—	120,000		43.50	22 Feb 2004	21 Feb 2011
B M Riley	350,000	—	—	—	350,000		39.50	16 Jan 2005	15 Jan 2012
B M Riley	—	200,000	—	—	200,000		23.25	20 Jun 2006	19 Jun 2013
J C Christie	250,000	—	—	—	250,000		39.00	22 Dec 2002	21 Dec 2009
J C Christie	80,000	—	—	—	80,000		43.50	22 Feb 2004	21 Feb 2011
J C Christie	250,000	—	—	—	250,000		39.50	16 Jan 2005	15 Jan 2012
J C Christie	—	100,000	—	—	100,000		23.25	20 Jun 2006	19 Jun 2013
A J Heath	116,300	—	—	—	116,300		175.00	27 Jan 2000	29 Jun 2008
A J Heath	500,000	—	—	—	500,000		43.50	22 Feb 2004	21 Feb 2011
A J Heath	1,000,000	—	—	—	1,000,000		39.50	16 Jan 2005	15 Jan 2012
A J Heath	—	300,000	—	—	300,000		23.25	20 Jun 2006	19 Jun 2013
Savings related options				—
J C Christie	27,000	—	—	—	27,000		37.50	1 Apr 2005	31 Oct 2005
Individual
A J Heath	600,000	—	—	—	600,000		39.00	22 Dec 2002	21 Dec 2009
Therapeutic antibodies 1990 Plan
M S Brown	46,520	—	—	—	46,520	US$	3.86	1 Oct 1994	30 Sep 2004
M S Brown	104,670	—	—	—	104,670	US$	5.15	26 Apr 1996	25 Apr 2006

	3,904,076	700,000	—	—	4,604,076

     The performance criteria for Dr. Heath’s individual option are similar to those of the Unapproved Share Option Scheme. In particular, the option may generally be exercised only between the third and tenth anniversaries of the date of grant, and on the date of exercise, the share price must have outperformed the average of the FTSE Pharmaceuticals Index in any preceding three year period. An adjustment may be made to the number of shares under option or the exercise price in the case of a variation in share capital, subject to confirmation by the Auditors that it is in their opinion fair and reasonable. The option lapses if Dr. Heath leaves the Company voluntarily, and must be exercised within three months if his employment ceases by reason of injury, disability, sickness or redundancy. The agreement confers no pensionable benefits. No amendment may be made to the benefit of Dr. Heath except with the prior approval of the Company in General Meeting except for minor amendments to benefit the administration of the agreement or to obtain or maintain favorable tax, exchange control or regulatory treatment for Dr. Heath or any Group Member.

     In addition, Mr. Brown continues to hold options over 151,190 ordinary shares previously held under the Therapeutic Antibodies 1990 Stock Option Plan. Options over 46,250 ordinary shares have an exercise price of $3.86 and are exercisable between October 1, 1994, and October 1, 2004. Options over 104,670 ordinary shares have an exercise price of $5.15 and are exercisable between April 26, 1996, and April 26, 2006.

     Mr. Gatenby does not hold options for the Company’s ordinary shares.

     The price of the Company’s ordinary shares to which the options relate was 19.25p at March 31, 2003, and fluctuated between 14.25p and 34.5p during the year.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

     The table below shows all holders who, to the Company’s knowledge, own, directly or indirectly, 3% or more of the Company’s ordinary shares, as of September 17, 2001, August 30, 2002, and August 29, 2003, each being the most recent practicable date before reporting for the last three fiscal years.

	2001		2002		2003

		% of		% of		% of
	# of	issued	# of	issued	# of	issued
Shareholder	shares	shares	shares	shares	shares	shares

Nomura International plc	6,592,978	3.78	*	*
M & G Asset Management	13,920,761	7.99	10,747,635	5.71	13,289,501	6.42
Jupiter Asset Management	9,862,666	5.66	8,860,166	4.71	*	*
Morley Fund Management	8,125,291	4.66	10,750,000	5.71	13,592,075	6.57
Victory Capital LP	5,500,000	3.16	*	*	*	*
Baring Asset Management	5,250,000	3.01	*	*	*	*
Bradshaw Asset Management Ltd	*	*	9,750,200	5.18	8,610,040	4.16
Artemis (formerly ABN Ambro Asset Management)	*	*	7,436,619	3.95	6,273,750	3.03
Deutsche Asset Management	*	*	6,535,833	3.47	*	*
Framlington Asset Management	*	*	*	*	13,591,500	6.56
Gartmore Investment Management	*	*	*	*	6,842,941	3.31

*	Holder of less than 3% of the Company’s ordinary shares.

     All of the Company’s major shareholders have the same voting rights.

     At August 29, 2003 approximately 13,483,307 ordinary shares were held of record by approximately 356 holders with registered addresses in the U.S., representing approximately 6.51% of the currently outstanding ordinary shares.

     To the Company’s knowledge, it is not directly or indirectly owned or controlled by another corporation, by any foreign government, or by any other natural or legal person, nor are there any arrangements, the operation of which could result in a change in control of the Company.

Related Party Transactions

     In connection with its acquisition of Enact in June 2003, the Company assumed the Consultancy Service Agreement, dated April 1, 2002, between Enact and Chimaeron Limited, a company in which Dr. Atkinson has an interest. The agreement provides for the engagement of Dr. Atkinson as a consultant and for his services as Scientific Director. Dr. Atkinson received £90,000 annually pursuant to this agreement. Upon the acquisition of Enact, the Company agreed not to terminate the consulting agreement before June 2004 and only upon 12 months notice by either party. The Company is in the process of negotiating a new service contract with Dr. Atkinson which will contain terms substantially similar to the service contracts with other executive directors of the Company.

Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

     Reference is made to Item 19 for a list of all financial statements filed as part of this Annual Report.

Legal Proceedings

     From time to time, the Company must engage in formal opposition proceedings to protect its proprietary rights and to challenge patent claims of third parties. See “Item 4. Information on the Company - Intellectual Property, Patents and Trademarks.”

Dividend Policy

     To date, the Company has not paid dividends on its ordinary shares. The Company intends to retain any future earnings to finance the expansion of its business and has no present intention to pay cash dividends. The declaration and payment of future dividends will be determined by the Company’s board of directors in light of conditions existing in the future and are expected to depend upon earnings, financial condition, capital requirements and other relevant factors not presently determinable.

ITEM 9. LISTING

     The principal trading market for the Company’s ordinary shares is the London Stock Exchange (“LSE”) under the symbol PTI.L. The Company’s ordinary shares were admitted to the Official List of the LSE in December 1996. The Company’s ordinary shares are not traded on any stock exchange or quoted on any automated quotation system in the United States.

     The following table sets for the for the periods indicated, the high and low closing mid-market prices as reported in the Daily Official List for the ordinary shares as reported by the LSE.

Financial Year Ended March 31,	High	Low

	£	£
1998	0.834	0.333
1999	0.865	0.320
2000	0.535	0.320
2001	0.448	0.280
2002
First Quarter	0.340	0.285
Second Quarter	0.290	0.200
Third Quarter	0.378	0.205
Fourth Quarter	0.408	0.345
2003
First Quarter	0.345	0.255
Second Quarter	0.254	0.144
Third Quarter	0.244	0.142
Fourth Quarter	0.214	0.182
2004
First Quarter	0.238	0.165
Calendar Year 2002
Most Recent Six Months
March	0.204	0.189
April	0.191	0.174
May	0.185	0.165
June	0.238	0.178
July	0.300	0.220
August	0.433	0.288

ITEM 10. ADDITIONAL INFORMATION

Memorandum and Articles of Association

     Objects and Purposes

     The Company was originally founded in 1987 and was incorporated in England and Wales under the Companies Act 1985 (as amended) (the “Companies Act”) on January 12, 1990, as a public company limited by shares with the registered number 2459087. The Memorandum of Association of the Company provides that the Company’s principal object is to carry on the business of a holding company. The objects of the Company are set out in full in clause 4 of the Memorandum of Association which is available for inspection at The Heath Business & Technical Park, Runcorn, Cheshire, WA7 4QF.

     The Articles of Association of the Company (the “Articles”) contain provisions, inter alia, to the following effect:

     Voting Rights

     Subject to any special terms as to voting upon which any shares may have been issued, every shareholder present in person shall upon a show of hands have one vote, and on a poll, every shareholder shall have one vote for every share of which he is a holder. On a poll, votes may be given either personally or by proxy. A shareholder in respect of whom an order has been made by any court or official having jurisdiction in matters concerning mental disorder or incapacity to manage one’s affairs may vote, whether on a show of hands or on a poll, by his receiver or curator bonis and such receiver or curator bonis may, on a poll, vote by proxy.

     In the case of joint holders of a share, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders; and seniority shall be determined by the orders in which the names of the holders stand in the register of shareholders of the Company.

     No shareholder shall, unless otherwise determined by the Directors, be entitled to be present and vote, either in person or by proxy, at any general meeting or upon any poll in respect of any shares held by him if:

(a)	any calls or other moneys due and payable in respect of these shares remain unpaid; or

(b)	he or any person appearing to be interested in shares held by him has been duly served with a direction notice under section 212 of the Companies Act concerning the disclosure of interests in voting shares, and has failed to supply the Company with the information required by the notice or has supplied information which is false or misleading in a material respect.

     The instrument appointing a proxy and accompanying documentation if necessary, shall be deposited at the registered office not less than 48 hours before the meeting.

     Dividends and other payments

     Holders of ordinary shares are entitled to the profits of the Company available for distribution and resolved to be distributed in accordance with the Companies Act, although no interest shall be payable on such distribution. The profits which the Company may determine to distribute in respect of any financial year shall be distributed rateably among the holders of the ordinary shares according to the amounts paid up on the ordinary shares held by them respectively, unless otherwise provided by the terms of issue. Dividends may be satisfied wholly or partly by the distribution of assets.

     The Board, if authorized by an ordinary resolution of the Company, may offer the holders of ordinary shares the right to elect to receive new ordinary shares, credited as fully paid, instead of cash for all or part of the dividend specified by that ordinary resolution.

     The Board may from time to time declare an interim dividend.

     The Board may deduct from any dividend payable to the holder of ordinary shares all such sums as may be due from such holder to the Company on account of calls or otherwise in relation to such ordinary shares.

     The Company may make use of all dividends unclaimed after one year until so claimed. A dividend unclaimed for 12 years from the date when it became due for payment will be forfeited and revert to the Company.

     Return of Capital

     In a winding-up, a liquidator must distribute any surplus after payment to all creditors to the holders of ordinary shares pro rata to their holdings of shares.

     Variation of Rights

     All or any of the rights attached to any class of shares of the Company for the time being in issue may be varied or abrogated either with the consent in writing of the holders of not less than three quarters in nominal value of the issued shares of that class, or the sanction of an extraordinary resolution passed at a separate general meeting of the holders of the issued shares of that class, but not otherwise. The provisions of the Articles of Association relating to general meetings apply to every such separate meeting, save that the necessary quorum shall be two persons present holding or representing by proxy at least one third in nominal value of the issued shares of that class.

     Transfers

     The instrument of transfer of a share shall be in the usual form or such other form as shall be approved by the Directors of Protherics and shall be signed by or on behalf of the transferor, and if the share is not fully paid, by the transferee. The transferor shall be deemed to remain the holder of the share until the name of the transferee is entered in the register in respect thereof.

     The Directors may decline to recognize any instrument of transfer of a share which is not fully paid, provided that where any shares which are not fully paid are admitted to the Official List of the Listing Authority, the discretion shall not be exercised in such a way as to prevent open and proper dealings in those shares. The Articles of Association do not contain any restriction on the free transferability of fully paid shares provided that the instrument of transfer is in favor of not more than four transferees, is in respect of only one class of shares, and is not in respect of shares in respect of which the Company has a lien. Every instrument of transfer must be left at the registered office of the Company or at such other place as determined by the Directors, accompanied by the certificate for those shares and evidence as reasonably required by the Directors to prove the title of the transferor and due execution.

     The registration of transfers may be suspended at such times and for such period as the Directors may from time to time determine.

     No fee shall be charged for the registration of any instrument of transfer or other document relating to or affecting the title to any share. Any instrument of transfer which is registered may be retained by the Company, but any instrument of transfer which the Directors refuse to register shall be returned to the person lodging it when notice of the refusal is given.

     Directors of Protherics

     Except as provided in this paragraph, a Director shall not vote, or be counted in the quorum in relation to, any resolution of the Board or of a committee of the Board concerning any matter in which he has to his knowledge, directly or indirectly, a material interest (other than his interest in shares or debentures or other securities of the Company). If he shall do so, his vote shall not be counted.

     A Director shall (in the absence of some other material interest that is indicated below) be entitled to vote (and be counted in the quorum) in respect of any resolution concerning any of the following matters, namely:

(a)	the giving of any security or indemnity to him in respect of money lent or obligations incurred by him at the request of or for the benefit of the Company or any of its subsidiaries;

(b)	the giving of any security or indemnity to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which he himself has assumed responsibility in whole or in part under a guarantee or indemnity or by the giving of security;

(c)	any proposal concerning an offer for any shares, debentures or other securities of or by the Company or any of its subsidiaries for subscription or purchase in which offer he is or is to be interested as a participant in the underwriting or sub-underwriting thereof;

(d)	any contract, arrangement, transaction or other proposal concerning any other company in which he is interested, directly or indirectly and whether as an officer or shareholder or otherwise howsoever provided that he is not the holder of or beneficially interested in one per cent or more of any class of the equity share capital of such company (or of a third company through which such interest is derived) or of the voting rights available to members of the relevant company (any such interest being deemed for these purposes to be a material interest in all circumstances);

(e)	any contract, arrangement, transaction or other proposal concerning the adoption, modification or operation of a superannuation fund, retirement benefit scheme under which he may benefit and which relates to both employees and Directors of the Company or any of its subsidiaries, and which either has been approved by, or is subject to and conditional upon approval by, the Board of Inland Revenue for taxation purposes or does not accord to any Director as such any privilege or advantage not accorded to the employees to which such scheme or fund relates;

(f)	any contract, arrangement, transaction or proposal concerning the adoption, modification or operation of any scheme enabling employees of the Company or any of its subsidiaries to acquire shares under which the Director benefits in a similar manner as the employees, and which does not accord to him as such any privilege or advantage not accorded to the employees to whom the contract relates; and

(g)	any contract, arrangement, transaction or proposal concerning any insurance which the Company is empowered to purchase and/or maintain for, or for the benefit of, any Directors or for persons who include Directors.

     A Director shall not vote or be counted in the quorum on any resolution concerning his own appointment as the holder of any office or place of profit with the Company or any company in which the Company is interested including fixing or varying the terms of his appointment or the termination thereof.

     Each of the Directors shall be paid a fee for his services at a rate determined by the Board from time to time provided that the aggregate of such fees (excluding any amounts payable under any other provision of the Articles) shall not exceed £200,000 per annum or such higher amount as the Company, by ordinary resolution, may determine from time to time. Such fee shall be deemed to accrue from day to day. This article does not apply to executive Directors.

     The Directors may be paid all reasonable traveling, hotel and other expenses incurred by them in performing their duties as Directors including all such expenses incurred in connection with attendance at meetings of the Board or any committee of the Directors or general meetings or if in the opinion of the Directors it is desirable to make special journeys or perform special services.

     A Director appointed to an executive office may be paid such remuneration in such manner as the Board may decide.

     The Board may make provision for the payment of pension or life assurance benefits for any Director or former Director who holds or has held any executive office or employment with the Company or a subsidiary of it, and for any member of his family or any of his dependants.

     No person shall be disqualified from being appointed a Director, and no Director shall be required to vacate that office, by reason only of the fact that he has attained the age of 70 years or any other age, nor shall it be necessary by reason of his age to give special notice under the Companies Act of any resolution. Where the Board convenes any general meeting of the Company at which (to the knowledge of the Board) a Director will be proposed for appointment or re-appointment who will have attained the age of 70 years or more at the date for which the meeting is convened, the Board shall give notice of his age in years in the notice convening the meeting or in any document accompanying the notice, but the accidental omission to do so shall not invalidate any proceedings, or any appointment or re-appointment of that Director, at that meeting.

     Each Director shall retire from office at the third annual general meeting after the annual general meeting at which they were last elected, but they may stand for reelection at the meeting at which they retire. A separate vote must be held on each Director standing for reelection.

     Borrowing powers

     The Directors may exercise all the powers of the Company to borrow money and to mortgage or charge all or any part of its undertaking, property and uncalled capital, and to issue debentures and other securities.

     The Directors shall restrict the borrowings of the Company and exercise all voting and other rights or powers of control exercisable by the Company in relation to its subsidiary undertaking (if any), so as to secure (as regards subsidiary undertakings, so far as by such exercise they can secure) that the aggregate amount from time to time owing by the Group (being the Company and all subsidiaries) in respect of all monies borrowed, exclusive of moneys borrowed by the Company or any of its subsidiaries from any other of such companies shall not at any time, without the previous sanction of an ordinary resolution of the Company, exceed an amount equal to three times the aggregate of:

(a)	the nominal issued and paid up capital of the Company;

(b)	the amounts standing to the credit of the consolidated reserves of the Company and its subsidiaries whether distributable or undistributable and including (without limitation) share premium amount, capital redemption reserve and profit and loss account all as shown in a consolidation of the then latest audited balance sheets of the Company and each of its subsidiary companies but after:

(A)	making such adjustments as may be appropriate in respect of any variation in the issued and paid up share capital the share premium account and the capital redemption reserve fund of the Company since the date of its latest audited balance sheet;

(B)	excluding therefrom (i) any sums set aside for future taxation, (ii) amounts attributable to outside shareholders in subsidiaries.

(C)	deducting therefrom (i) an amount equal to any distribution by the Company out of profits earned prior to the date of its latest audited balance sheet and which have been declared, recommended or made since that date except so far as provided for in such balance sheet, (ii) goodwill and other intangible assets and (iii) any debit balances on profit and loss account.

     Alteration of Capital

     The Company may, from time to time, by ordinary resolution increase its share capital by the creation of new shares, such increase to be of such aggregate amount and to be divided into shares of respective amounts as the resolution may prescribe. All new shares will be subject to the same provisions as if they had been part of the original capital, subject to any privileges or conditions attached to them.

     The Company may by ordinary resolution consolidate its shares or subdivide its shares into shares of smaller amount and may by such resolution determine that, as between the holders of the shares resulting from such subdivision, one or more of such shares shall have some preferred or other advantage as regards dividends, capital, voting or otherwise.

     The Company may from time to time, by special resolution, reduce its share capital, any capital redemption reserve fund and any share premium account in any manner authorized by law. The Company may also by ordinary resolution cancel any shares not taken or agreed to be taken by any person and diminish the amount of its share capital by the nominal value of the shares so cancelled.

     The Company may purchase its own shares in any manner authorized by law.

     Liability to further capital calls by the Company

     The Company may issue shares that are not fully paid up and can make different arrangements between the shareholders as to the amount of calls to be paid and the time of payment of such calls. Subject to the terms of allotment thereof, the Directors can call up for all or part of the monies unpaid on the shares as they think fit. A minimum of fourteen days notice must be given to the shareholder stating the amount to be paid, to whom payment must be made and the time and place at which payment must be made. The Company does not currently have any shares in issue that are not fully paid up.

Discrimination against shareholders as a result of such shareholder owning a substantial number of shares

     The City Code on Takeovers and Mergers (the “City Code”) applies to offers for all public companies considered by the Panel on Takeover and Mergers (the “Panel”) to be resident in the United Kingdom, the Channel Islands or the Isle of Man.

     The City Code regulates the conduct, structure and timetable of UK takeovers and has the principal aim to “ensure fair and equal treatment of the shareholders in relation to takeover and mergers.” The City Code is non-statutory, but its rules are regarded as binding by all those who operate in the London takeover market.

     The City Code comprises general principles that are essentially statements of good standards of commercial behavior and a series of rules expanding on them and regulating particular areas of takeover activity that often have the effect of delaying or defining a change in control of the company.

     Under the City Code, if any person acquires shares which results in that person (and any persons acting in concert with him, as defined in the City Code) holding shares carrying 30 percent or more of the voting rights of the Company, that person shall be compelled to offer to acquire the remainder of the share capital of the Company at a cash price of not less than the highest price paid by the offeror or persons acting in concert with it during the preceding 12 months.

Annual and Extraordinary General Meetings

     Extraordinary general meetings are either convened by the Directors whenever they think fit or on written request of members holding at least 10% of the Company’s shares.

     An annual general meeting must be held by the Company once a year.

     General meetings are called by a minimum of 21 clear days notice when a special resolution is proposed to be passed and by a minimum of a 14 clear days notice when only ordinary resolutions are proposed. Ordinary Resolutions must be passed by a simple majority of those members who (being entitled to do so) vote at the general meeting, and special resolutions must be passed by a majority of not less than 75% of the members who (being entitled to do so) vote at the general meeting. The annual general meeting must be convened on a minimum of 21 clear days notice.

     The notice must specify the place, day and hour of the meeting and the general nature of any special business to be discussed.

     To be held valid, a quorum of not less than three shareholders present in person or by proxy and entitled to vote must be present at each general meeting.

     Limitations on the Right to Own Securities

     Fully paid shares are issued free from all liens and from any restriction on the right of transfer except any restriction imposed by failure to comply with a notice issued under section 212 of the UK Companies Act 1985, by which a public company can, by notice in writing, require a shareholder to confirm his present and past shareholding in the share capital of the Company or give particulars of his identity and the extent of his interest and of any other person interested in the same shares as the case may be.

     Any shareholder who has failed to comply with a section 212 notice is not entitled to be present and vote at general meetings.

     Changes in Control of the Company

     The Rules Governing Substantial Acquisitions of shares are published with the City Code and provide, broadly, that a person may not in any period of seven days acquire shares or rights over shares carrying 10 percent or more of the voting rights in a company if the total of his shares after the acquisition would carry between 15 percent and 30 percent of the total voting rights in a company.

     In addition the City Code prescribes a timetable for takeover offers. An offer document must be posted within 28 days of the announcement of a firm intention to make an offer, and an offer must initially be open for at least 21 days following the date on which the offer document is posted (the “Posting Date”). The City Code provides that the 60th day after the Posting Date is the final day for an offer to become or be declared unconditional as to acceptances, and the 81st day is the last day for fulfillment of all other conditions if the offer is declared unconditional as to acceptances on day 60. If these timings are not met, the offer will lapse.

     Disclosure of Shareholder Ownership

     Under the UK Companies Act 1985, where there is a change in the interest of a person in the Company’s share capital from below 3 percent to 3 percent or more, or vice versa, that person must notify the Company of that change within 2 days following the day on which the change occurred. Any change in ownership above 3 percent beyond an integral percentage, must also be notified within that 2 day period. For these purposes “interest” is widely defined and includes interests by way of contract or options, but does not include interests by way, for example, of an authorized unit trust. The Listing Rules of the UK Listing Authority require the Company to announce the receipt of any of the aforementioned notifications by the end of the business day following receipt of the notification by the Company.

Material Contracts

     The following is a summary of the Company’s existing principal licensing agreements and other collaborative arrangements:

     Janssen Pharmaceutica

     In April 1996, the Company entered into a licensing agreement with Janssen Pharmaceutica NV for Janssen’s development of a GnRH animal vaccine across a range of target animal species. Under the terms of the agreement, the Company granted Janssen the rights to produce, manufacture, use, sell or otherwise deal in products developed or produced using the Company’s technical information related to its animal vaccine. The agreement provides for milestone and royalty payments by Janssen to the Company. Additionally, the Company is entitled to royalties that increase based on net sales per calendar year. The agreement’s term continues in effect for so long as Janssen is under an obligation to pay royalties on the net sales of value of products commercially exploited under the agreements which,

•	with respect to countries where there is no valid and existing patent right, is seven years after the first product is commercially exploited, or

•	with respect to countries where there is a valid and existing and patent right, for so long as that certain patent right remains in force and/or is extended.

     With respect to products for the domestic cat species, the agreement provides for milestone payments by Janssen to the Company of up to $469,000. With respect to products for other species, the agreement provides for milestone payments by Janssen to the Company of up to a similar amount, subject to further negotiation by the Company and Janssen and subject to a determination of future sales revenue. To date, the Company has received an initial payment of $300,000 under the agreement. No further milestone or royalty payments have been received. £35,000 has been received for the supply of vaccine materials. Janssen has informed the Company that it has demonstrated proof of efficacy in domestic cats, but has been unable to achieve the same results in dogs. Janssen has decided that it will not continue development of this product on commercial grounds. The Company is considering alternative avenues of commercialization.

     Enfer Scientific

     In April 1997, the Company and Enfer Scientific Limited entered into a licensing agreement whereby the Company granted Enfer worldwide rights for the development and marketing of the post-mortem tests for bovine spongiform encephalopathy. A revised agreement was completed in November 2001. Under this agreement, licenses and sub-licenses for non-European Union countries are exclusive for a term of 15 years from the date of the agreement. For European Union countries, licenses are exclusive from the date of the agreement to the date of the last patent expiry in the European Union country or, if longer, until 10 years from the date when the products were first put on the market in any part of the European Union. Thereafter, licenses become non-exclusive and automatically renewable for 2 year terms unless terminated by either party on 6 months prior notice.

     The minimum amount payable in any year by the licensee is £65,000. The Company receives 12.5% of net sales of the licensee, and 10% of the net sales in respect of sales of product by the licensee to distributors. The licensee has appointed Abbott Laboratories as its exclusive distributor for all territories except Ireland.

     Pursuant to a letter of agreement with the University College Dublin, the Company is obligated to share each quarter’s income from Enfer. Initially, the income was divided in two and the first half was applied first in repaying the development costs, second in repaying to the Company its cost incurred in obtaining and maintaining related patents. The remaining income was then shared 80% to the Company and 20% to the University College Dublin. Following the repayment of the development costs, the cost incurred in obtaining and maintaining related patents and other costs incurred in maintaining the royalty stream are repaid with the remaining income shared 80% to the Company and 20% to the University College Dublin.

     An initial payment of £28,000 was received under the Enfer licensing agreement. A total of £3,307,000 has been recognized as royalty income in the period from inception of the agreement to August 29, 2003.

     Altana, Inc.

     In October 1997, the Company entered into an agreement with Altana, Inc. which provides Altana with exclusive U.S. distribution rights for CroFab® and DigiFab™. Under the agreement terms, the Company is entitled to receive certain milestone, product sales and royalty payments, of which approximately $33.9 million has been earned from inception to August 29, 2003. In February 2001 and February 2002, Altana began marketing and distributing the Company’s CroFab® and DigiFab™ products, respectively, under the agreement in the United States.

     Swedish Orphan AB

     In January 1990, the Company entered into an agreement with Swedish Orphan AB whereby Swedish Orphan was appointed as exclusive sales representative to market ViperaTAb® in certain territories. The agreement was subsequently amended and restated to include CroFab® and other antivenin products, and DigiFab™. The territories are currently Sweden, Norway, Denmark, Finland and Iceland.

     Mayne Pharmaceuticals (formerly F.H. Faulding & Co. Limited)

     In September 1995, the Company entered into an exclusive distribution agreement with F.H. Faulding & Co. Limited. Under the agreement terms, F.H. Faulding received the right to obtain marketing approval and to distribute certain products then under development, including DigiFab™, in Australia, New Zealand and certain Southeast Asian countries.

     In November 1998, the Company entered into a contract manufacturing agreement with F.H. Faulding for Faulding to fill and freeze dry the Company’s CroFab® product. Under the agreement, Faulding is entitled to a set fee per batch of product filled and freeze dried and to reimbursement for development costs incurred. Upon receipt of FDA approval in September 2000, Faulding began filling and freeze drying CroFab® under the agreement. Mayne Pharmaceuticals also fill and freeze dry the Company’s DigiFab™ and ViperaTAb® products under the agreement.

     Promega Corporation

     In December 2001, the Company entered into a license agreement with Promega Corporation (“Promega”) whereby Promega granted an exclusive worldwide license to the Company to utilize a family of patents relating to purified polyvalent antivenins and methods of purifying antivenins using immunoaffinity techniques.

     In consideration for the granting of this license, the Company made an initial payment of $250,000 with a further $1,250,000 payable in interest bearing installments over the three years following the signing of the license agreement. Upon payment of all the installments in accordance with the license agreement, the underlying patents will be assigned to the Company.

     Chesapeake Biological Laboratories Inc

     In March 2003, the Company entered into a contract manufacturing agreement with Chesapeake Biological Laboratories Inc. to fill and freeze dry the Company’s CroFab®, DigiFab™ and ViperaTab® products. Under the agreement, Chesapeake is entitled to a set fee per batch of product filled and freeze-dried, which commenced in May 2003.

     Selborne Biological Services (Australia) Pty Limited

     In October 2002, the Company entered into a supply agreement with Selborne Biological Services (Australia) Pty Limited for supply of antisera for the production of its polyclonal antibody product. Under this agreement, Selbourne are entitled to a set fee for each Kg of antisera produced from the sheep provided by the Company and a set fee for costs incurred during the initial priming period of the sheep.

     Scientific Collaborations

     A portion of the Company’s research and development and product testing activities are carried out through affiliations and consulting arrangements in place from time to time with clinical research organizations and scientists at academic institutions in the United Kingdom, Scandinavia and North America. These include arrangements in respect of pre-clinical and clinical research, consultancy, patents, royalties and facility leases. Where appropriate, the Company has entered into formal agreements with such third parties, which ensure that ownership of any intellectual property rights arising out of such arrangements vests with the Company.

Exchange Controls

     There are currently no English laws, decrees or regulations that restrict the export or import of capital, including, but not limited to, foreign exchange controls or that affect the remittance of dividends, interest or other payments to non-U.K. resident holders of ordinary shares.

Taxation

     The following is a general description of the principal United States federal income tax consequences and certain United Kingdom tax consequences of the ownership and disposition of ordinary shares of the Company by a U.S. holder. This description is for general information purposes only and is based on the tax laws of the United States (including the Internal Revenue Code of 1986, as amended, Treasury regulations promulgated thereunder, and judicial and administrative interpretations thereof) and the United Kingdom, and the income tax convention between the United States and the United Kingdom which came into force on March 31, 2003 (the “Income Tax Convention”), all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. The Income Tax Convention replaced the old income tax treaty between the United States and the United Kingdom which had been in effect since 1980 (the “Old Income Tax Convention”). The tax treatment of a holder of ordinary shares of the Company may vary depending upon his or her particular situation. The discussion below does not address the tax treatment of holders subject to special treatment under the U.S. federal income tax law (including, but not limited to, U.S. expatriates, insurance companies, tax-exempt organizations, financial institutions, persons subject to the alternative minimum tax, securities broker-dealers, persons that have a “functional currency” other than the U.S. dollar, holders who hold ordinary shares as part of hedging or conversion transactions and holders owning, directly or indirectly, 10% or more of the voting shares of the Company). The following summary is directed to U.S. holders who will hold the ordinary shares as a capital asset and elect to credit, rather than deduct, foreign income taxes against U.S. tax liability.

     For purposes of this discussion, a “U.S. holder” is any beneficial owner of ordinary shares that is not resident (and, in the case of an individual, not ordinarily resident) in the United Kingdom and is (i) an individual citizen or resident of the United States, for the purpose of the Income Tax Convention, (ii) a corporation or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States or any state thereof, (iii) an estate the income of which is subject to U.S. federal income tax without regard to its source, or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.

     The discussion below does not address the effect of any U.S. state or local tax law on a holder of ordinary shares, nor any U.S. or U.K. gift or estate tax consequences. This summary is not intended to be, nor should it be construed to be, legal or tax advice. Investors are urged to consult their own tax advisors regarding the U.S. federal, state and local and the U.K. and other tax consequences of their purchase, ownership and disposition of ordinary shares.

United States Federal Income Tax Consequences to U.S. Holders

     Taxation of Dividends

     The Company does not expect to pay dividends for the foreseeable future. In the event the Company does pay a dividend, a U.S. holder receiving a distribution on ordinary shares generally will be required to include such distribution in gross income as a taxable dividend to the extent such distribution is paid from the current or accumulated earnings and profits of the Company (as determined for U.S. federal income tax purposes). Such dividend will be treated as foreign source dividend income to the U.S. holder for U.S. federal income tax purposes. To the extent that the Company makes distributions in excess of its current and accumulated earnings and profits, these distributions will be treated first as a tax-free return of capital to each U.S. holder. This treatment will reduce the adjusted basis which each U.S. holder has in his or her ordinary shares, but not below zero. Distributions in excess of a U.S. holder’s adjusted tax basis in his or her ordinary shares will be taxable as a capital gain, provided such shares have been held as capital assets. This gain will be taxable as a long-term capital gain if the ordinary shares have been held for more than one year. Dividends paid by the Company generally will not be eligible for the dividends received deduction otherwise available to corporate holders. See also the discussion below entitled “Passive Foreign Investment Company Rules.”

     The amount of any distribution paid in pounds sterling will equal the U.S. dollar value of the pounds sterling received calculated using the exchange rate in effect on the date the dividend is received by the U.S. holder, regardless of whether the pounds sterling are converted into U.S. dollars on this date. If the pounds sterling received as a distribution are not converted into U.S. dollars on the date of receipt, the recipient U.S. holder will have a basis in the pounds sterling equal to their U.S. dollar value on the date of receipt. Generally, any gain or loss realized on a subsequent conversion or other disposition of the pounds sterling will be taxable as ordinary income or loss.

     Under recently enacted U.S. tax legislation, dividends paid to a non-corporate U.S. holder in taxable years beginning after December 31, 2002 and before January 1, 2009 that constitute qualified dividend income generally will be taxable to the U.S. holder at a maximum tax rate of 15% provided that the ordinary shares are held by such U.S. holder for more than 60 days during the 120-day period beginning 60 days before ex-dividend date and the U.S. holder meets other holding period requirements. For this purpose, “qualified dividend income” generally includes dividends received from a U.S. corporation, as well as from a qualified foreign corporation. A “qualified foreign corporation” is generally defined as (i) a foreign corporation incorporated in a possession of the United States, (ii) a foreign corporation that is eligible for benefits of a comprehensive income tax treaty with the United States which the U.S. Treasury determines is satisfactory and which includes an exchange of information program, or (iii) a foreign corporation if the stock with respect to which such dividend is paid is readily tradable on an established securities market in the United States. U.S. holders should consult their own tax advisors on the eligibility of any dividends paid by us as “qualified dividend income” and any reduced rates of taxation.

     The Income Tax Convention will apply to dividend payments made on or after May 1, 2003. However, notwithstanding the entry into force of the Income Tax Convention, at the election by the U.S. holder, the tax treatment of such U.S. holder may continue to be governed by the Old Income Tax Convention for a period of 12 months from the date on which the relevant provisions of the Income Tax Convention came into effect. Therefore, a U.S. holder may make an election that the Old Income Tax Convention apply to any dividend payments made to such U.S. holder on or before April 30, 2004. In the case of U.S. holders eligible for the benefits under the Old Income Tax Convention, subject to certain limitations, the U.K. withholding tax as determined by the Old Income Tax Convention (i.e. an amount equal to one-ninth of the cash dividend) will be treated as a foreign income tax that is eligible for credit against the U.S. holders’ U.S. federal income tax. To qualify for such credit, eligible U.S. holders must make an election on Form 8833 (Treaty-Based Return Position Disclosure), which must be filed with their tax return, in addition to any other filings that may be required. Eligible U.S. holders making this election will be treated as having received an additional dividend equal to the gross amount of the tax credit (unreduced by amounts withheld), and as having paid the U.K. withholding tax due, on the date of the distribution. The rules relating to the determination of the foreign tax credit are complex and U.S. holders should consult their tax advisors to determine whether and to what extent a credit would be available. Under the Income Tax Convention, there will be no hypothetical U.K. tax withheld. Therefore, a U.S. holder will no longer be entitled to claim a foreign tax credit in respect of any dividends paid on or after May 1, 2003 (or May 1, 2004 in the case of a U.S. Holder who makes an election to extend the applicability of the Old Income Tax Convention). Each U.S. holder is urged to consult his or her tax advisor concerning whether the U.S. holder is eligible for benefits under the Old Income Tax Convention and the Income Tax Convention and whether, and to what extent, a foreign tax credit will be available with respect to dividends received from the Company.

     Taxation of Capital Gains

     If you are a U.S. holder and you sell or dispose of the ordinary shares, you will recognize a gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the U.S. dollar amount of cash and the fair market value of any property you receive and your adjusted tax basis (determined in U.S. dollars) in the ordinary shares sold or disposed of. This gain or loss will be capital if you held the ordinary shares as a capital asset and generally will be U.S. source income or loss. Such gain or loss will be long-term capital gain or loss if you held the ordinary shares sold or disposed of for more than one year. In the case of a U.S. holder who is an individual, capital gains will generally be subject to U.S. federal income tax at preferential rates if specified minimum holding periods are met. Under recently enacted U.S. tax legislation, the maximum capital gains tax for non-corporate U.S. holders is reduced from 20% to 15% for capital assets held for over one year and sold or exchanged on or after May 6, 2003 but in taxable years beginning before January 1, 2009. The deduction of capital losses is subject to certain limitations. See also the discussion below entitled “Passive Foreign Investment Company Rules.”

     Information Reporting and Backup Withholding

     The Company reports to its U.S. holders and the U.S. Internal Revenue Service (the “IRS”) the amount of dividends and other proceeds paid during each calendar year and the amount of any tax withheld. Under the backup withholding rules, a U.S. holder may be subject to backup withholding at a current rate of 28% with respect to dividends paid unless the U.S. holder is a corporation or is otherwise exempt and:

•	when required, demonstrates this fact or provides a taxpayer identification number;

•	certifies as to no loss of exemption from backup withholding; and

•	otherwise complies with the backup withholding rules.

     If you do not provide the Company with your correct taxpayer identification number, you may also be subject to penalties imposed by the IRS. Backup withholding is not an additional tax. Any amount you pay as backup withholding will be creditable against your income tax liability.

     The foregoing discussion assumes that the Company is not currently, and will not in the future become, a “passive foreign investment company” for U.S. federal income tax purposes. If the Company were classified as a passive foreign investment company, the U.S. federal income tax consequences to you with respect to the ordinary shares would be significantly different than that described above and you generally would be subject to increased U.S. federal income tax liabilities and possibly interest charges, as described below.

Passive Foreign Investment Company Rules

     U.S. holders owning shares of a “passive foreign investment company” (“PFIC”) are subject to special U.S. federal income tax treatment with respect to certain distributions received from the PFIC and with respect to gain from the sale or other disposition of PFIC shares. For U.S. federal income tax purposes, the Company will be a PFIC for any taxable year if either (i) 75% or more of the Company’s gross income in a taxable year were passive; or (ii) at least 50% of the average percentage of the Company’s assets, by value, produced or were held for the production of passive income. For this purpose, if the Company were to own, directly or indirectly, at least 25% by value of the stock of another company, it would be treated for purposes of the above tests as if it held its proportionate share of the assets, and received directly its proportionate share of the income, of that company. Passive income generally includes dividends, interest, royalties, rents (other than certain rents and royalties derived in the active conduct of a trade or business), annuities, and gains from assets which would produce income of this type.

     If the Company is treated as a PFIC, U.S. holders may be subject to increased tax liability upon the disposition of the ordinary shares or upon the receipt of certain distributions, unless such holder makes one of two elections. Special rules would apply to direct and certain indirect U.S. holders upon disposition of their ordinary shares, receipt of an “excess distribution,” certain non-recognition transactions, or use of ordinary shares as security for a loan. You could be subject to tax as if any gain or distribution were ordinary income earned ratably over the period of time during which you held the ordinary shares, including an interest charge on the deferred tax, and other adverse tax consequences. If you were to make a timely filed mark-to-market election with respect to the ordinary shares you owned or were treated as having owned, at the close of your taxable year, you would include as ordinary income in that taxable year any excess of the fair market value of the ordinary shares as of the close of the year over your adjusted tax basis in those shares. In turn, you would be allowed a deduction for the taxable year in the amount of any excess of the adjusted basis of the ordinary shares over their fair market value at the close of the taxable year, limited to the amount of the net mark-to-market gains you previously included in your income. If you were to make a timely qualified electing fund election, the above-described rules generally would not apply. If a qualified electing fund election were made, you would be currently taxable on your pro-rata share of the Company’s ordinary earnings and profits and net capital gains, regardless of whether the income or gain was actually distributed to you.

     You should consult your own tax advisors prior to the purchase of ordinary shares and from time to time concerning the status of the Company as a PFIC and the consequences of making an election as described above. Neither the Company nor its advisors have a duty or will undertake to inform you that the Company is a PFIC or of changes in circumstances that would cause the Company to become a PFIC.

United Kingdom Tax Consequences to U.S. Holders

     Taxation of Dividends

     The Company does not expect to pay dividends for the foreseeable future. In the event the Company does pay a dividend, under current U.K. taxation legislation, no tax will be withheld from dividend payments by the Company. There is a U.K. tax credit in respect of any dividend paid by the Company at a rate of 10% of the sum of the dividend and the tax credit on it (equivalent to one-ninth of the cash dividend). Under the terms of the Income Tax Convention which came into force on March 31, 2003, U.S. holders are no longer able to recover any part of this tax credit. However, as previously discussed, the Income Tax Convention allows U.S. holders to elect to have the provisions of the Old Income Tax Convention apply in respect of dividends, if any, paid by the Company on or before April 30, 2004. Under the provisions of the Old Income Tax Convention a U.S. holder which is a U.S. corporation owning, directly or indirectly, at least 10% of the voting stock of the Company will generally be entitled to receive from the U.K. Inland Revenue a tax credit refund in respect of dividends paid by the Company to such holders. The amount of this refund will be equal to one-half of the tax credit to which an individual resident in the United Kingdom would have been entitled had he or she received the dividend, reduced by 5% of the sum of the amount of the dividend and the refunded half of the tax credit due to such a corporation. The reduction in the value of the tax credit paid to U.K. individuals to one-ninth of the dividend paid from April 6, 1999 means that the amount of any refund will be relatively small. Under the terms of the Old Income Tax Convention, other U.S. holders are technically entitled to a refund calculated by reference to the amount of the tax credit available to a U.K. individual. However, the reduction in the value of the tax credit on dividends paid to U.K. individuals to one-ninth of the dividend from April 6, 1999 means that in practice no refund will be made to those holding less than 10% of the voting stock of the Company. Each U.S. holder is urged to consult his or her tax advisor concerning whether the U.S. holder is eligible for benefits under the Income Tax Convention or the Old Income Tax Convention and whether, and to what extent, a foreign tax credit will be available with respect to dividends received from the Company.

     Taxation of Capital Gains

     A U.S. holder will not generally be liable for U.K. taxation on capital gains realized on the disposal of such holder’s ordinary shares unless at the time of the disposal such U.S. holder is a non-corporate which carries on a trade, profession or vocation in the United Kingdom through a branch or agency and which used, held or acquired the ordinary shares for the purposes of such branch or agency or such U.S. holder is a corporate which carries on a trade in the United Kingdom through a permanent establishment and which used the ordinary shares in or for the purposes of the trade or which used, held or acquired the ordinary shares for the purposes of such permanent establishment.

Documents on Display

     It is possible to read and copy documents referred to in this annual report on Form 20-F that have been filed with the SEC at the SEC’s public reference room located at 450 Fifth Street, NW, Washington, DC 20549. Please call the SEC at 1(800) SEC-0330 for further information on the public reference rooms and their copy charges. Certain documents are on display at the Company’s offices at The Heath Business & Technical Park, Runcorn, Cheshire WA7 4QF.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     This information is provided within notes 15, 25 and 27 to the financial statements attached as an exhibit to this filing.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     None.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

     As of the end of the period covered by this report, our management carried out an evaluation with the participation of our chief executive officer and chief financial officer, of the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e) and 15d-15(e)). Based on their evaluation of such controls and procedures, our management concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed by our company in the reports we file under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission and that such information is accumulated and communicated to management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Control Over Financial Reporting

     There have been no significant changes in our internal control over financial reporting during the period covered by this report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Not applicable.

ITEM 16B. CODE OF ETHICS

Not applicable.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Reference is made to Item 19 for a list of all financial statements filed as part of this Annual Report.

ITEM 18. FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to Item 17.

ITEM 19. EXHIBITS

(A)	Financial Statements and Schedules

1.	Financial Statements

2.	Financial Schedules

All financial statement schedules have been omitted because they are not required or the required information is provided in the Consolidated Financial Statements and Notes thereto.

(B)	Exhibits

Exhibit
Number	Exhibit Title

1.1	Articles of Association of Protherics PLC, as amended on September 27, 2001 (2)

1.2	Memorandum of Association of Protherics PLC (2)

2.1	Form of Convertible Debenture, dated May 30, 2000 (2)

\

Exhibit
Number	Exhibit Title

4.1	Licensing Agreement, dated April 16, 1996, between Proteus and Janssen Pharmaceutica NV (3)

4.2	Patent and Know-how Licence Agreement, dated April 2, 2001, between Protherics Molecular Design Limited and Enfer Technology Limited (1)

4.3	Letter Agreement, dated August 13, 1996, between Proteus, University College Dublin and Pharmapro Limited (2)

4.4	Distribution Agreement, dated October 11, 1997, between Therapeutic Antibodies Inc. and Altana, Inc. (5)

4.5	First Amendment to the Distribution Agreement, dated October 25, 1999, between Altana, Inc. and Protherics (2)

4.6	Amendment No. 1 to Distribution Agreement, dated September 12, 2000, between Altana, Inc. and Protherics (2) (+)

4.7	Amendment No. 3 to Distribution Agreement, dated February 2002, between Altana Inc. and Protherics *

4.8	First Amended and Restated Product Agreement, dated March 31, 2000, between Swedish Orphan AB and Protherics Inc. (2)

4.9	First Amendment of Registration and Distribution Agreement, dated August 31, 1995, amended on March 14, 1996, between Therapeutic Antibodies Inc. and F.H. Faulding & Co. Limited (4)

4.10	Contract Manufacturing Agreement, dated as of November 17, 1998, between Therapeutic Antibodies Inc. and F.H. Faulding & Co. Limited (2)

4.11	Supply Agreement, dated October 21, 2002, between Selborne Biological Services (Australia) Pty Limited and Protherics Australasia Pty Limited *

4.12	Manufacturing Agreement, dated March 19, 2003, between Protherics UK Limited and Chesapeake Biological Laboratories Inc*

4.13	Business Purchase Agreement, dated July 12, 2001, among Protherics Molecular Design Limited, Tularik Limited, Protherics PLC and Tularik Inc. (2)

4.14	License Agreement, dated 31 December 2001, between Protherics UK PLC and Promega Corporation (1) (+)

4.15	Memorandum of Lease, dated August 1, 1995, between Minister for Primary Industries, as Lessor, and TAb Australasia Pty. Limited, as Lessee (7)

4.16	Proteus Approved Executive Share Option Scheme (3)

4.17	Proteus Unapproved Share Option Scheme (3)

4.18	Proteus Savings-Related Share Option Scheme (3)

4.19	Option Deed, dated December 22, 1999, between Protherics PLC and Andrew J. Heath (2)

Exhibit
Number	Exhibit Title

4.20	Employment Agreement, dated November 13, 2001, between Protherics Inc. and Andrew J. Heath (1)

4.21	Employment Agreement, dated November 13, 2001, between Protherics PLC and Andrew J. Heath (1)

4.22	Employment Agreement, dated July 13, 1995, between Protherics PLC and Barry M. Riley (1)

4.23	Employment Agreement, dated July 13, 1995, between Protherics PLC and James C. Christie (1)

4.24	Letter Agreement, dated September 1, 1998, between Therapeutic Antibodies (UK) Limited and Stuart M. Wallis (6)

4.25	Consultancy Agreement, dated August 21, 1998, between Therapeutic Antibodies (UK) Limited and Stuart M. Wallis (6)

4.26	Consultancy Agreement, dated September 1, 1998, between Therapeutic Antibodies (UK) Limited and Stuart M. Wallis (6)

4.27	Letter of Appointment dated April 28, 2000, between Enzacta Group PLC and Anthony Atkinson *

4.28	Consultancy Services Agreement dated April 1, 2000, between Enzacta Group PLC and Chimaeron Limited for the consultancy services of Anthony Atkinson *

4.29	Amendment to Agreement, dated April 4, 2000, between Enzacta Group PLC and Chimaeron Limited for the consultancy services of Anthony Atkinson *

4.30	Amendment to Agreement, dated February 22, 2001, between Enact Pharma PLC and Chimaeron Limited for the consultancy services of Anthony Atkinson *

4.31	Amendment to Agreement, dated December 1, 2001, between Enact Pharma PLC and Chimaeron Limited for the consultancy services of Anthony Atkinson *

4.32	Letter of Appointment dated February 21, 2001, between Enact Pharma PLC and Michael J Peagram *

4.33	The Protherics PLC Company Share Option Plan for Therapeutic Antibodies Inc. Employees adopted on January 27, 2000 (2)

8.1	List of Subsidiaries*

31.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

31.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

32.1	Certifications pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

*	Filed herewith

(+)	Portions of this exhibit have been omitted pursuant to a request for confidential treatment and have been filed separately with the Commission.

(1)	Incorporated by reference to exhibits filed with the Company’s Annual Report on Form 20-F, filed on September 27, 2002.

(2)	Incorporated by reference to exhibits filed with the Company’s Annual Report on Form 20-F, filed on September 27, 2001.

(3)	Incorporated by reference to exhibits filed with the Company’s Registration Statement on Form F-4, filed on August 16, 1999, File No. 333-85347.

(4)	Incorporated by reference to exhibits filed with the Quarterly Report on Form 10-Q/A, filed by Therapeutic Antibodies Inc. on October 16, 1996, File No. 000-25978.

(5)	Incorporated by reference to exhibits filed with the Annual Report on Form 10-K, filed by Therapeutic Antibodies Inc. on March 31, 1998, File No. 000-25978.

(6)	Incorporated by reference to exhibits filed with the Annual Report on Form 10-K filed by Therapeutic Antibodies Inc. on March 31, 1999, File No. 000-25978.

(7)	Incorporated by reference to exhibits filed by Therapeutic Antibodies Inc. with its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1995, File No. 0-25978.

SIGNATURES

     The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

September 30, 2003	PROTHERICS PLC

	By:	/s/ Barrington M. Riley

Barrington M. Riley
Finance Director

Auditors’ report to the members of Protherics PLC

We have audited the financial statements of Protherics PLC (the “Company”) and its subsidiaries (collectively the “Group”) as set out on pages F-4 to F-39 which comprise the consolidated profit and loss account, the consolidated statement of total recognized gains and losses, the consolidated balance sheet, the company balance sheet, the consolidated cash flow statement and the related notes (referred to herein as the “financial statements”).

Respective responsibilities of directors and auditors

The directors’ responsibilities for preparing the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the Statement of Directors’ Responsibilities on page F-3. Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements, United Kingdom Auditing Standards issued by the Auditing Practices Board and the Listing Rules of the Financial Services Authority.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Company has not kept proper accounting records or if we have not received all the information and explanations we require for our audit.

Basis of audit opinion

We conducted our audit in accordance with United Kingdom Auditing Standards issued by the Auditing Practices Board and with auditing standards generally accepted in the United States. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group’s circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

United Kingdom Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group at 31 March 2003 and 31 March 2002 and of the result and cash flows of the Group for the years ended 31 March 2003, 31 March 2002 and 31 March 2001 and have been properly prepared in accordance with the Companies Act 1985.

United States Opinion

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States. The application of the latter would have affected the determination of consolidated net profit or loss expressed in pounds Sterling for each of the three years in the period ended 31 March 2003 and the determination of consolidated equity shareholders’ funds also expressed in pounds Sterling at 31 March 2003 and 2002 as shown in the summary of differences between UK and US generally accepted accounting principles set out in Note 27 of the Notes to the Financial Statements on pages F-34 to F-39.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
Manchester, U.K.
18 June 2003

Statement of Directors’ Responsibilities

United Kingdom Company law requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and of the Group and of the profit or loss of the Group for that period. In preparing those financial statements, the directors are required to:

•	select suitable accounting policies and then apply them consistently;

•	make judgments and estimates that are reasonable and prudent;

•	state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements;

•	prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Company will continue in business.

The directors are responsible for maintaining proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and of the Group and to enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Company and of the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The maintenance and integrity of the Protherics website are the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially presented on the website. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Consolidated Profit and Loss Account
for the year ended 31 March 2003

		Year ended	Year ended 31 March 2002			Year Ended 31 March 2001

		31 March	Continuing	Discontinued	31 March	Continuing	Discontinued	31 March
		2003	operations	operations	2002	operations	operations	2001
	Notes	£’000	£’000	£’000	£’000	£’000	£’000	£’000
Turnover	2	11,270	6,961	963	7,924	3,538	648	4,186
Cost of Sales		(5,920)	(4,649)	—	(4,649)	(4,030)	—	(4,030)

Gross profit / (loss)		5,350	2,312	963	3,275	(492)	648	156
Administration expenses
Research & development expenses	3	(1,591)	(295)	(588)	(883)	343	(2,289)	(1,946)
Other administration expenses		(4,363)	(4,182)	(312)	(4,494)	(3,948)	(805)	(4,753)

		(5,954)	(4,477)	(900)	(5,377)	(3,605)	(3,094)	(6,699)

Operating (loss) / profit	2,3	(604)	(2,165)	63	(2,102)	(4,097)	(2,446)	(6,543)
Profit on sale of discontinued operations	24	—	—	5,032	5,032	—	—	—

(Loss) / profit on ordinary activities before interest		(604)	(2,165)	5,095	2,930	(4,097)	(2,446)	(6,543)
Interest receivable		100			139			196
Interest payable	6	(95)			(202)			(359)

Loss / (Profit) on ordinary activities before taxation		(599)			2,867			(6,706)
Taxation for the year	7	361			—			500

Loss / (Profit) on ordinary activities after taxation	18	(238)			2,867			(6,206)

Basic and fully diluted (loss) / earnings per share (pence)	8	(0.13)			1.61			(3.80)

The results for the year ended 31 March 2003 relate to continuing operations.

The notes on pages F-9 to F-39 form part of these financial statements.

Consolidated Statement of Total Recognized Gains and Losses
for the year ended 31 March 2003

	2003	2002	2001
	£’000	£’000	£’000

(Loss) / Profit for the financial year	(238)	2,867	(6,206)
Currency translation differences on foreign currency equity investments	435	18	(147)

Total recognized gains/(losses) for the year	197	2,885	(6,353)

The notes on pages F-9 to F-39 form part of these financial statements.

Consolidated Balance Sheet
at 31 March 2003

		2003	£2002
	Notes	£’000	£’000

Fixed assets
Intangible fixed assets	9	873	1,004
Tangible fixed assets	10	5,351	4,264

		6,224	5,268

Current assets
Stocks	12	7,085	3,979
Debtors	13	3,460	1,972
Cash at bank and in hand		2,756	6,211

		13,301	12,162
Creditors:
Amounts falling due within one year	14	(8,470)	(6,183)

Net current assets		4,831	5,979

Total assets less current liabilities		11,055	11,247
Creditors:
Amounts falling due after more than one year	15	(717)	(1,106)

Net assets		10,338	10,141

Capital and reserves
Called up equity share capital	17	3,765	3,765
Share premium account	18	63,350	63,350
Other reserves	18	51,163	51,163
Profit and loss account	18	(107,940)	(108,137)

Equity shareholders’ funds	19	10,338	10,141

The notes on pages F-9 to F-39 form part of these financial statements.

Approved by the Board on 18 June 2003
and signed on its behalf by

Barrington M. Riley
Finance Director

Company Balance Sheet
at 31 March 2003

		2003	£2002
	Notes	£’000	£’000

Fixed Assets
Tangible fixed assets	10	69	74
Investments in subsidiary undertakings	11	66,920	62,361

		66,989	62,435

Current assets
Debtors	13	6,530	312
Cash at bank and in hand		—	5

		6,530	317
Creditors:
Amounts falling due within one year	14	(12,800)	(549)

Net current (liabilities)		(6,270)	(232)

Net assets		60,719	62,203

Capital and reserves
Called up equity share capital	17	3,765	3,765
Share premium account	18	63,350	63,350
Profit and loss account	18	(6,396)	(4,912)

Equity shareholders’ funds		60,719	62,203

The notes on pages F-9 to F-39 form part of these financial statements.

Approved by the Board on 18 June 2003
and signed on its behalf by

Barrington M. Riley
Finance Director

Consolidated Cash Flow Statement
For the year ended 31 March 2003

			31 March	31 March	31 March
			2003	2002	2001
	Notes		£’000	£’000	£’000

Net cash outflow from operating activities	22	(i)	(1,723)	(1,635)	(5,988)
Returns on investments and servicing of finance
Interest received			100	139	209
Finance lease interest paid			(12)	(15)	(28)
Other interest paid			(83)	(99)	(205)

Net cash inflow/(outflow) from returns on investments and servicing of finance			5	25	(24)

Taxation
UK Corporation tax received			582	—	—

Net cash inflow from taxation			582	—	—
Capital expenditure and financial investment
Payments to acquire tangible fixed assets			(1,862)	(657)	(699)
Payments to acquire intangible fixed assets			—	(172)	—
Proceeds from sale of tangible fixed assets			22	37	12

Net cash outflow from capital expenditure and financial investment			(1,840)	(792)	(687)

Acquisitions and disposals
Sale of business	24		—	5,823	—

Net cash inflow from acquisitions and disposals			—	5,823	—

Net cash (outflow)/inflow before management of liquid resources and financing			(2,976)	3,421	(6,699)
Management of liquid resources
Cash withdrawn from money market deposits	22	(iii)	—	1,686	1,604

Net cash inflow from management of liquid resources			—	1,686	1,604

Financing
Issue of share capital, net			—	(2)	3,031
Loans taken out	22	(iii)	—	—	5,207
Repayment of loans	22	(iii)	(484)	(345)	(2,060)
Repayment of finance leases and hire purchase agreements	22	(iii)	(51)	(75)	(274)

Net cash (outflow)/inflow from financing			(535)	(422)	5,904

(Decrease)/increase in cash during the year	22	(iii)	(3,511)	4,685	809

The notes on pages F-9 to F-39 form part of these financial statements.

Notes to the Financial Statements
for the year ended 31 March 2003

1.	Accounting Policies

Basis of accounting:

The financial statements are prepared under the historical cost convention and in accordance with applicable United Kingdom accounting standards on a basis consistent with prior years.

Basis of consolidation:

The consolidated financial statements incorporate the financial statements of the company and all its subsidiaries.

Acquisitions and disposals:

On the acquisition of a business, fair values are attributed to the Group’s share of net separable assets. Where the cost of acquisition exceeds the fair values attributable to such net assets, the difference is treated as purchased goodwill. Prior to the adoption of Financial Reporting Standard 10, Goodwill and Intangible Assets, goodwill was written off to reserves and has not subsequently been reinstated. Any future goodwill arising will be capitalized on the balance sheet in the year of acquisition and amortized over its estimated useful life.

The profit or loss on the disposal of a previously acquired business includes the attributable amount of any purchased goodwill relating to that business not previously charged through the profit and loss account.

The results and cash flows relating to a business are included in the consolidated profit and loss account and consolidated cash flow statement from the date of acquisition or up to the date of disposal.

Turnover:

Turnover represents amounts receivable in respect of the sale of goods and services, license agreements and intellectual property to customers during the year, net of trade discounts given and value added tax. Turnover is partly recognized upon the shipment of products to the distributor with further amounts being recognized in accordance with the contractual terms upon the shipment to the end user. Certain medical products sold by the Group can be returned should they remain unused by their expiry date and provision is made for these items. Turnover is stated net of these provisions. All other income is recognized on a receivable basis.

Research and development expenditure:

Research and development expenditure, including patents developed and registered by the Group, is written off to the profit and loss account in the year in which it is incurred.

Intangible fixed assets:

Patents acquired, including associated acquisition costs, are accounted for at cost on acquisition and are amortized in equal annual amounts over their estimated useful economic lives (8 years).

Tangible Fixed Assets:

Cost of tangible fixed assets includes the original purchase price of the asset and the costs attributable to bringing the asset to its working condition for its intended use.

Depreciation of tangible fixed assets is provided to write off the cost over their estimated useful lives. The annual rates used are as follows:

Buildings and improvements	5% to 10% straight line

Plant	10% to 15% straight line

Computer equipment and software	20% to 33% straight line

Fixtures, fittings and motor vehicles	20% to 25% straight line

Land is not depreciated.

Gross interest costs relating to major tangible fixed assets under construction are included in the cost of such assets and are depreciated as part of the total cost. Rates of capitalization depend on whether a specific loan has been taken out (when the actual interest rate and interest paid are used) or whether the construction has been financed by general borrowings (when a weighted average rate is calculated on all non-specific borrowings).

Computer software:

Costs incurred in developing the Group’s PROMETHEUS software were capitalized as a fixed asset up to the point of disposal during the year to 31 March 2002.

Investments:

Investments held as fixed assets are stated at cost less provision for any impairment in value.

Stocks:

Stocks are valued at the lower of cost and net realisable value. Cost comprises materials, direct labour and a share of production overheads appropriate to the relevant stage of production. Net realisable value is determined at the balance sheet date on commercially saleable products based on estimated selling price less all further costs to completion and all relevant marketing, selling and distribution costs. Research and development stocks are fully provided for in the profit and loss account for the year, and are reinstated as appropriate if the related products are brought into commercial use.

Deferred taxation:

Deferred tax is provided in full on timing differences which result in an obligation at the balance sheet date to pay more tax, or a right to pay less tax, at a future date, at rates expected to apply when they crystallise based on current tax rates and law. Timing differences arise from the inclusion of income and expenditure in taxation computations in periods different from those in which they are included in financial statements. Deferred tax is not provided on unremitted earnings of subsidiaries and associates where there is no commitment to remit these earnings. Deferred tax assets are recognized to the extent that it is regarded as more likely than not they will be recovered. Deferred tax assets and liabilities are not discounted.

Foreign currencies:

Assets and liabilities of subsidiaries in foreign currencies are translated into sterling at rates of exchange ruling at the end of the financial year and the results of foreign subsidiaries are translated at average rates of exchange for the year. Differences on exchange arising from the retranslation of the opening net investment in subsidiary companies, and from the translation of the profits and losses of those companies at average rates, are taken to reserves and are reported in the statement of total recognized gains and losses.

The principal exchange rates used for translation of foreign currencies were as follows:

	2003		2002		2001
	Average	Year End	Average	Year End	Average	Year End

US Dollar	1.545	1.580	1.432	1.426	1.445	1.416
Australian Dollar	2.748	2.619	2.785	2.672	2.705	2.917

Assets, liabilities, revenues and costs expressed in foreign currencies are translated into sterling at rates of exchange ruling on the date on which transactions occurred, except for monetary assets and liabilities which are translated at the rate ruling at the balance sheet date. Differences arising on the translation of such items are dealt with in the profit and loss account with the exception of differences arising upon translation of balances which are considered to be as permanent as equity which are taken to reserves.

Leasing:

Assets acquired under finance leases are capitalized at their fair value on the inception of the lease. Depreciation on leased assets is calculated to write off this amount on a straight line basis over the shorter of the lease term and the useful life of the assets. Rentals payable are apportioned between the finance charge and a reduction of the outstanding obligation for future amounts payable so that the charge for each accounting period is a constant percentage of the remaining balance of the capital sum outstanding.

Rentals payable under operating leases are charged on a straight line basis over the term of the lease.

Grants:

Grants are taken to deferred income and are released to the profit and loss account in appropriate installments relating to the type and nature of expenditure they are intended to fund.

Pensions:

The Group operates a defined contribution pension scheme for all members of staff who wish to participate. The funds of the scheme are administered by trustees and are independent of the Group’s finances. The Group’s contributions are charged against profits on an accruals basis, in the period to which they relate.

Financial instruments:

The Group uses derivative instruments in the form of forward foreign exchange contracts to reduce exposure to foreign exchange risks. Gains or losses arising on these contracts are deferred and recognized in the profit and loss account only when the hedged transaction has itself been reflected in the Group’s accounts.

The Group excludes all short-term debtors and creditors from its derivatives and financial instrument disclosures (other than those on currency risk relating to monetary assets and liabilities).

Loans are recorded at their net proceeds upon issue. Costs of issue are amortized over the period of the instrument.

2.	Segmental Information

The turnover, net assets/(liabilities) and profit/(loss) on ordinary activities are attributable to the principal activity of the Group, that being the development, manufacture and sale of pharmaceutical products and potential drugs for use in the treatment of human diseases. The Group operates in the United Kingdom, United States of America and Australia and its turnover, operating loss and net assets by geographical origin are as follows:

	2003			2002			2001

		Inter			Inter			Inter
	External	segment		External	segment		External	segment
	turnover	turnover	Total	turnover	turnover	Total	turnover	turnover	Total

	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000
United Kingdom	1,301	9,165	10,466	2,501	8,732	11,233	1,104	6,469	7,573
United States	9,926	—	9,926	5,386	—	5,386	3,062	—	3,062
Australia	43	2,328	2,371	37	1,834	1,871	20	1,281	1,301

	11,270	11,493	22,763	7,924	10,566	18,490	4,186	7,750	11,936

	Operating (loss)/profit

	2003	2002	2001

	£’000	£’000	£’000
United Kingdom	(905)	2,926	(2,951)
United States	(64)	(5,363)	(3,436)
Australia	365	335	(156)

	(604)	(2,102)	(6,543)

All the discontinued operations originated in the United Kingdom. The discontinued elements of external and inter segment turnover were £nil (2002: £963,000, 2001: £648,000) and £nil (2002: £nil, 2001: £nil).

The operating assets by geographical origin are as follows:

	2003			2002

	Net			Net
	operating	Net cash /	Net assets/	operating	Net cash /	Net assets/
	assets	(debt)	(liabilities)	assets	(debt)	(liabilities)

	£’000	£’000	£’000	£’000	£’000	£’000
United Kingdom	11,935	1,777	13,712	8,918	5,272	14,190
United States	(5,743)	(184)	(5,927)	(4,195)	(206)	(4,401)
Australia	2,558	(5)	2,553	744	(392)	352

	8,750	1,588	10,338	5,467	4,674	10,141

An analysis of turnover by geographical destination is as follows:

	2003			2002			2001

	Continuing	Discontinued		Continuing	Discontinued		Continuing	Discontinued
	operations	operations	Total	operations	operations	Total	operations	operations	Total

	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000
United Kingdom	54	—	54	69	1	70	92	78	170
Rest of Europe	1,503	—	1,503	1,933	72	2,005	615	49	664
North America	9,669	—	9,669	4,786	889	5,675	2,811	517	3,328
Rest of World	44	—	44	173	1	174	20	4	24

	11,270	—	11,270	6,961	963	7,924	3,538	648	4,186

An analysis of (loss)/profit on ordinary activities before taxation has not been presented as the directors consider the analysis of operating loss to be more meaningful. A reconciliation of operating loss and (loss)/profit on ordinary activities before taxation is given in the consolidated profit and loss account.

3.	Operating Loss

The operating loss is stated after charging/(crediting):

	2003	2002	2001
	£’000	£’000	£’000

Depreciation – owned assets	882	868	1,135
Depreciation – leased assets	15	64	163
Amortization – intangible assets	128	26	—
Auditor’s remuneration:
Audit	65	70	58
Other Services	165	160	97
Operating leases – hire of plant and equipment	46	58	50
Operating leases – other	437	405	399
(Profit)/Loss on disposal of tangible fixed assets	(2)	16	55
Release of deferred grant income	(101)	(55)	(55)
Staff costs (see note 4)	5,004	4,542	5,005

The audit fee relating to the parent company amounted to £13,000 (2002: £12,000: 2001: £11,000).

In the year ended 31 March 2002, research and development costs relating to continuing operations are stated after an exceptional credit of £674,000 (2001: £1,285,000) arising from the reinstatement of stock fully provided for in the prior year, following FDA approval of DigiFab™ in August 2001 and CroFab® (the Group’s rattlesnake antivenin) in October 2000. Cost of sales in the year ended 31 March 2002 includes the cost of the reinstated stock which has been sold in that year.

A more detailed analysis of auditor’s remuneration on a worldwide basis is provided below:

	2003		2002		2001
	£’000%		£’000%		£’000%
Services as auditors
- Statutory accounts	65	28.3	70	30.4	58	37.4
- US regulatory	20	8.7	20	8.7	20	12.9

	85	37.0	90	39.1	78	50.3

Further assurance services
- Tax compliance	23	10.0	18	7.8	15	9.7
- Other	18	7.8	83	36.1	8	5.2

	41	17.8	101	43.9	23	14.9

Tax advisory services	94	40.9	39	17.0	40	25.8

Other non-audit services
- Consulting services	10	4.3	—	—	14	9.0

	230	100.0	230	100.0	155	100.0

4.	Staff Costs

The average number of persons, including directors, employed by the Group during the year was:

			2001
	2003	2002	(Restated)
	Number	Number	Number

Management	25	20	17
Administration	15	15	10
Research	133	109	129

Total	173	144	156

The employee numbers for the year ended 31 March 2001 have been restated for the reclassification of 9 employees previously included within administration now included as management.

Their total remuneration was:

	2003	2002	2001
	£’000	£’000	£’000

Salaries	4,343	3,955	4,298
Social security costs	327	331	392
Pension costs	334	256	315

Total	5,004	4,542	5,005

Pension contributions of £5,000 (2002: £3,000; 2001: £30,000) were included in accruals at year end.

5.	Directors’ Remuneration and Interests in Shares and Share Options

A.	Aggregate Directors’ Remuneration

The total amounts for directors’ remuneration were as follows:

	2003	2002	2001
	£’000	£’000	£’000

Emoluments	711	776	827
Money purchase pension contributions	89	47	58

	800	823	885

B.	Directors’ Emoluments

		Benefits in	Annual	Total	Total	Total
	Salary	kind	Bonus	2003	2002	2001
Executive	£000	£’000	£’000	£’000	£’000	£’000

J C Christie	112	1	17	130	120	102
A J Heath	175	1	36	212	211	190
J A Miller	—	—	—	—	40	129
B M Riley	115	1	20	136	115	94
A Rushton	62	8	—	70	124	128
Non-Executive
E E Anggard	—	—	—	—	—	12
M S Brown	14	—	—	14	15	15
T Chard	—	—	—	—	—	5
J E Everitt	—	—	—	—	—	11
M R B Gatenby	21	—	—	21	21	16
D W Gration	26	—	—	26	47	55
S M Wallis	70	32	—	102	83	70

	595	43	73	711	776	827

E E Anggard, T Chard and J E Everitt resigned as directors of the Company on 22 December 2000, and A Rushton resigned as a director of the company on 25 October 2002.

The fees in respect of S M Wallis and J E Everitt includes figures of £60,000 (2002:£60,000; 2001: £60,000) and £nil (2002£nil; 2001: £11,000) respectively paid to their management companies.

Retirement benefits are accruing to four directors (2002: four; 2001: five) under the Group’s defined contribution pension scheme.

M S Brown rents office space at the Group’s Nashville premises at a market rental of $16,527 per annum (2002: $14,015; 2001: $13,200).

C.	Directors Pension Entitlements

Four directors were members of Money Purchase Schemes (2002: four, 2001: five). Contributions made by the Company in respect of such directors were as follows:

	2003	2002	2001
	£’000	£’000	£’000

J C Christie	11	10	9
A J Heath	61	17	4
J A Miller	—	—	27
B M Riley	12	9	7
A Rushton	5	11	11

	89	47	58

D.	Interests in Ordinary Shares

The directors’ interests in the ordinary shares of the Company at 31 March 2003 were as follows:

	31 March	31 March	31 March
	2003	2002	2001

M S Brown	3,167,317	3,555,100	4,052,144
S M Wallis	436,125	436,125	436,125
A J Heath	300,000	300,000	288,691
D W Gration	40,897	40,897	40,897
M R B Gatenby	26,666	26,666	26,666
B M Riley	14,814	14,814	14,814
J C Christie	1,163	1,163	1,163
A Rushton	—	3,000	—

	3,986,982	4,377,765	4,860,500

All directors’ interests in ordinary shares are beneficial, with the exception of 758,223 ordinary shares (2002: 758,223; 2001: 758,223) held by M S Brown.

As at the date of this report, there were no changes to the directors’ interests in ordinary shares. No directors had any interests in the convertible debentures.

M S Brown and A J Heath held warrants to subscribe for 29,075 (2002: 29,075; 2001: 29,075) and 14,538 (2002: 14,538; 2001: 14,538) ordinary shares respectively, at $2.07 per share. The warrants expired on 15 June 2003.

E.	Share Options

Aggregate emoluments do not include any amounts for the value of options to acquire ordinary shares in the Company granted to or held by the directors. None of the directors exercised any options during the current or prior year.

Details of share options granted to directors are as follows:

	At 1 April			Cancelled	At 31 March	Exercise		Exercisable
	2002	Granted	Exercised	or expired	2003	price (p)		from	to

Approved options
A Rushton	23,535	—	—	—	23,535		154.66	21 Jul 1997	20 July 2004
B M Riley	52,955	—	—	—	52,955		68.83	25 Jul 1998	24 July 2005
Unapproved options
D W Gration	87,110	—	—	—	87,110		57.40	20 Aug 1999	19 Aug 2003
D W Gration	129,620	—	—	—	129,620		41.66	23 Jan 2001	22 Jan 2004
D W Gration	90,000	—	—	—	90,000		46.00	22 Jun 2001	21 Jun 2008
B M Riley	78,011	—	—	—	78,011		66.66	19 Jul 1999	18 Jul 2003
B M Riley	72,011	—	—	—	72,011		41.66	23 Jan 2001	22 Jan 2004
B M Riley	65,000	—	—	—	65,000		46.00	22 Jun 2001	21 Jun 2008
B M Riley	50,000	—	—	—	50,000		39.00	22 Dec 2002	21 Dec 2009
B M Riley	120,000	—	—	—	120,000		43.50	22 Feb 2004	21 Feb 2011
B M Riley	350,000	—	—	—	350,000		39.50	16 Jan 2005	15 Jan 2012
A Rushton	111,947	—	—	—	111,947		66.66	19 Jul 1999	18 Jul 2003
A Rushton	96,015	—	—	—	96,015		41.66	23 Jan 2001	22 Jan 2004
A Rushton	90,000	—	—	—	90,000		46.00	22 Jun 2001	21 Jun 2008
A Rushton	100,000	—	—	—	100,000		39.00	22 Dec 2002	21 Dec 2009
A Rushton	80,000	—	—	—	80,000		43.50	22 Feb 2004	21 Feb 2011
J C Christie	250,000	—	—	—	250,000		39.00	22 Dec 2002	21 Dec 2009
J C Christie	80,000	—	—	—	80,000		43.50	22 Feb 2004	21 Feb 2011
J C Christie	250,000	—	—	—	250,000		39.50	16 Jan 2005	15 Jan 2012
A J Heath	116,300	—	—	—	116,300		175.00	27 Jan 2000	29 Jun 2008
A J Heath	500,000	—	—	—	500,000		43.50	22 Feb 2004	21 Feb 2011
A J Heath	1,000,000	—	—	—	1,000,000		39.50	16 Jan 2005	15 Jan 2012
Savings-related options
J C Christie	27,000	—	—	—	27,000		37.50	1 Apr 2005	31 Oct 2005
Individual
A J Heath	600,000	—	—	—	600,000		39.00	22 Dec 2002	21 Dec 2009
S M Wallis	6,054,338	—	—	6,054,338	—		39.50	31 Dec 2001	31 Mar 2003
Therapeutic Antibodies 1990 Plan
M S Brown	46,520	—	—	—	46,520	US$	3.86	1 Oct 1994	30 Sept 2004
M S Brown	104,670	—	—	—	104,670	US$	5.15	26 Apr 1996	25 Apr 2006

	10,625,032	—	—	6,054,338	4,570,694

	At 1 April			Cancelled	At 31 March	Exercise		Exercisable
	2001	Granted	Exercised	or expired	2002	price (p)		from	to

Approved options
B M Riley	52,955	—	—	—	52,955		68.83	25 Jul 1998	24 Jul 2005
A Rushton	23,535	—	—	—	23,535		154.66	21 Jul 1997	20 Jul 2004
Unapproved options
D W Gration	87,110	—	—	—	87,110		57.40	20 Aug 1999	19 Aug 2003
D W Gration	129,620	—	—	—	129,620		41.66	23 Jan 2001	22 Jan 2004
D W Gration	90,000	—	—	—	90,000		46.00	22 Jun 2001	21 Jun 2008
J A Miller	117,017	—	—	117,017	—		66.66	19 Jul 1999	18 Jul 2003
J A Miller	108,016	—	—	108,016	—		41.66	23 Jan 2001	22 Jan 2004
J A Miller	90,000	—	—	90,000	—		46.00	22 Jun 2001	21 Jun 2008
J A Miller	100,000	—	—	100,000	—		39.00	22 Dec 2002	21 Dec 2009
J A Miller	80,000	—	—	80,000	—		43.50	22 Feb 2004	21 Feb 2011
B M Riley	78,011	—	—	—	78,011		66.66	19 Jul 1999	18 Jul 2003
B M Riley	72,011	—	—	—	72,011		41.66	23 Jan 2001	22 Jan 2004
B M Riley	65,000	—	—	—	65,000		46.00	22 Jun 2001	21 Jun 2008
B M Riley	50,000	—	—	—	50,000		39.00	22 Dec 2002	21 Dec 2009
B M Riley	120,000	—	—	—	120,000		43.50	22 Feb 2004	21 Feb 2011
B M Riley	—	350,000	—	—	350,000		39.50	16 Jan 2005	15 Jan 2012
A Rushton	111,947	—	—	—	111,947		66.66	19 Jul 1999	18 Jul 2003
A Rushton	96,015	—	—	—	96,015		41.66	23 Jan 2001	22 Jan 2004
A Rushton	90,000	—	—	—	90,000		46.00	22 Jun 2001	21 Jun 2008
A Rushton	100,000	—	—	—	100,000		39.00	22 Dec 2002	21 Dec 2009
A Rushton	80,000	—	—	—	80,000		43.50	22 Feb 2004	21 Feb 2011
J C Christie	250,000	—	—	—	250,000		39.00	22 Dec 2002	21 Dec 2009
J C Christie	80,000	—	—	—	80,000		43.50	22 Feb 2004	21 Feb 2011
J C Christie	—	250,000	—	—	250,000		39.50	16 Jan 2005	15 Jan 2012
A J Heath	116,300	—	—	—	116,300		175.00	27 Jan 2000	29 Jun 2008
A J Heath	500,000	—	—	—	500,000		43.50	22 Feb 2004	21 Feb 2011
A J Heath	—	1,000,000	—	—	1,000,000		39.50	16 Jan 2005	15 Jan 2012
Savings related options
J A Miller	26,712	—	—	26,712	—		36.50	1 Oct 2001	31 Mar 2002
B M Riley	26,712	—	—	26,712	—		36.50	1 Oct 2001	31 Mar 2002
J C Christie	27,000	—	—	—	27,000		37.50	1 Apr 2005	31 Oct 2005
Individual
A J Heath	600,000	—	—	—	600,000		39.00	22 Dec 2002	21 Dec 2009
S M Wallis	6,054,338	—	—	—	6,054,338		39.50	31 Dec 2001	31 Mar 2003
Therapeutic Antibodies 1990 Plan
M S Brown	46,520	—	—	—	46,520	US$	3.86	1 Oct 1994	30 Sept 2004
M S Brown	104,670	—	—	—	104,670	US$	5.15	26 Apr 1996	25 Apr 2006

	9,573,489	1,600,000	—	548,457	10,625,032

There have been no variations to the terms and conditions or performance criteria for share options during the financial year.

Under both the approved and unapproved share option schemes, options granted after December 1999 may be exercised on any date between three and ten years from the date of the grant of the option subject to the Company’s share price outperforming the average price of shares in the FT Pharmaceutical Index in any three year period commencing on or after the date of grant of the option. Prior to December 1999, the approved scheme required real growth in earnings per share over three years and the unapproved scheme had performance criteria relating to the successful completion of agreements generating turnover. There are no performance criteria under the approved savings option scheme.

Under his individual option, S M Wallis would have become entitled to subscribe for the maximum number of shares only if the growth in the market capitalization of the Company when compared with the growth in market capitalization of the companies constituting the FTSE Smallcap Index between September 1999 and exercise of the option ranked in the top quartile. S M Wallis would have received nothing if the Company was in the median position or below, but his entitlement would have increased on a straightline basis between the median position and the position representing the 25th percentile.

The performance criteria for A J Heath’s individual option are similar to those of the Unapproved Share Option Scheme. In particular, the option may generally be exercised only between the third and tenth anniversaries of the date of grant, and on the date of exercise, the share price must have outperformed the average of the FTSE Pharmaceuticals Index in any preceding three year period. An adjustment may be made to the number of shares under option or the exercise price in the case of a variation in share capital, subject to confirmation by the Auditors that it is in their opinion fair and reasonable. The option lapses if A J Heath leaves the Company voluntarily, and must be exercised within three months if his employment ceases by reason of injury, disability, sickness or redundancy. The agreement confers no pensionable benefits. No amendment may be made to the benefit of A J Heath except with the prior approval of the Company in General Meeting except for minor amendments to benefit the administration of the agreement or to obtain or maintain favorable tax, exchange control or regulatory treatment for A J Heath or any Group Member.

There are no performance criteria for the options held by M S Brown under the Therapeutic Antibodies employees 1990 plan.

The market price of the Company’s ordinary shares to which the options relate was 19.25p at 31 March 2003 and fluctuated between 14.25p and 34.5p during the year.

6.	Interest Payable

	2003	2002	2001
	£’000	£’000	£’000

Finance lease and hire purchase agreements	12	15	28
Bank loans and overdrafts	3	2	36
4% convertible debentures	—	104	141
Notes payable to South Australian Minister for Primary Industries	39	42	51
6% convertible loan notes	—	—	60
Other	41	39	43

	95	202	359

7.	Taxation

	2003	2002	2001
	£’000	£’000	£’000

Current taxation
UK Corporation tax for the current year	(170)	—	(500)
Deferred taxation
Origination and reversal of timing differences	(191)	—	—

	(361)	—	(500)

The tax credit arising in the year was as a result of research and development expenditure claimed under the Finance Act 2000 (2001: same). No corporation tax charge arose in 2002 due to the utilization of losses brought forward from previous years.

The weighted average standard rate of current tax for the year based on the average rate of corporation tax to the group is 31.4% (2002: 31.7%, 2001: 33.3%). The actual charge for the current and previous year differs from the standard rate for the reasons set out in the following reconciliation:

	2003	2002	2001
	£’000	£’000	£’000

(Loss)/Profit on ordinary activities before tax	(599)	2,867	(6,706)
Tax on (loss)/profit on ordinary activities at standard rate	(188)	908	(2,233)
Factors affecting charge for the period
Capital allowances for year (in excess of)/less than depreciation	(39)	(35)	21
Other timing differences	(419)	(73)	316
Other expenses/(income) not deductible for tax purposes	17	(340)	(230)
Additional tax credit for research and development expenditure incurred	(128)	(111)	(404)
Lower rate of tax on research and development credits surrendered	13	—	47
Addition to/(utilization of) to losses carried forward	574	(349)	1,983

Total actual amount of current tax	(170)	—	(500)

A deferred tax asset of £191,000 has been recognized at 31 March 2003 (2002: nil, 2001: nil). This asset, which relates to trading losses incurred in Australia, has been recognized in the financial statements following the development of the Groups products during the past year and the directors are of the opinion, based on recent and forecast trading, that the level of profits in Australia in the forthcoming years will lead to the realization of this asset.

The deferred tax asset recognized is set out in the following reconciliation.

£’000

At 1 April 2002	—
Credited to the profit and loss account	191

At 31 March 2003	191

In addition to the losses on which a deferred tax asset has been recognized, the Group has additional taxable losses in Australia and other territories in which it operates which arose as a result of the research and development incurred during the start-up of the Group’s activities. These losses are available for offset against future taxable profits in these territories. A deferred tax asset has not been recognized in respect of these losses and other timing differences since the Group does not anticipate generating sufficient taxable profits to utilize these losses within the immediate future and consequently the timing of the recoverability of the deferred tax asset is uncertain. The total amount of deferred tax assets not recognized, measured at a weighted average standard rate of 31.4%, is approximately £22 million (2002: approximately £22 million at 31.7%; 2001: approximately £32 million at 33.3%).

At 31 March 2003 the Group had tax losses, subject to the agreement of the Taxation Authorities, of approximately £70 million (2002: £68 million; 2001: £91 million) available for offset against future taxable profits of the same trade. Of these losses, approximately £34 million (2002: £45 million; 2001: £42 million) relates to Protherics Inc., the use of which is restricted to US$1.5 million per year.

8.	(Loss)/earnings per Share

Basic and fully diluted (loss)/earnings per share are based on attributable losses of £238,000 (2002: profits of £2,867,000; 2001: losses of £6,206,000) and a weighted average number of shares in issue during the year of 188,232,913 (2002: 178,119,748; 2001: 163,478,279).

Share options, warrants and the convertible debentures are at present anti-dilutive.

9.	Intangible Fixed Assets

Patents
£’000
Group
Cost
At 1 April 2002	1,030
Translation	(4)

At 31 March 2003	1,026

Amortization
At 1 April 2002	26
Charge for the year	128
Translation	(1)

At 31 March 2003	153

Net Book Value
31 March 2003	873

31 March 2002	1,004

10.	Tangible Fixed Assets

	Land &	Plant &	Furniture, fixtures
	buildings	machinery	& equipment	Total
	£’000	£’000	£’000	£’000
Group
Cost
At 1 April 2002	4,411	3,969	1,584	9,964
Additions	216	1,442	293	1,951
Disposals	—	(23)	(39)	(62)
Translation	23	42	4	69

At 31 March 2003	4,650	5,430	1,842	11,922

Depreciation
At 1 April 2002	2,301	2,613	786	5,700
Charge for the year	340	398	159	897
Disposals	—	—	(42)	(42)
Translation	9	12	(5)	16

At 31 March 2003	2,650	3,023	898	6,571

Net Book Value
31 March 2003	2,000	2,407	944	5,351

31 March 2002	2,110	1,356	798	4,264

	2003	2002
	£000	£000

Land and buildings comprise:
Freehold	1,313	1,453
Short leasehold	687	657

	2,000	2,110

Plant and machinery includes cost of £381,000 (2002: £nil) in respect of assets in the course of construction.

The net book value of tangible fixed assets includes £302,000 (2002: £227,000) in respect of assets held under finance lease and hire purchase agreements. Depreciation for the year on those assets was £15,000 (2002: £64,000).

The net book value of tangible fixed assets include capitalized interest of £114,000 (2002: £158,000). No interest was capitalized in the year and depreciation for the year amounted to £44,000 (2002: £46,000).

	Land &	Plant and
	buildings	machinery	Total
	£’000	£’000	£’000

Company
Cost
At 1 April 2002	42	78	120
Additions	—	6	6

At 31 March 2003	42	84	126

Depreciation
At 1 April 2002	42	4	46
Charge for the year	—	11	11

At 31 March 2003	42	15	57

Net Book Value
31 March 2003	—	69	69

31 March 2002	—	74	74

11.	Investments in Subsidiary Undertakings

		Long term
	Shares	loans	Total
	£’000	£’000	£’000
Company
Cost
At 1 April 2002	1,652	60,957	62,609
Net amounts advanced during the year	—	4,559	4,559

At 31 March 2003	1,652	65,516	67,168

Provision at 31 March 2003 and 31 March 2002	(119)	(129)	(248)

Net Book Value
31 March 2003	1,533	65,387	66,920

31 March 2002	1,533	60,828	62,361

Details of subsidiary undertakings, all of which are registered in England and Wales, unless noted, are as follows:

	% held	Status

Direct holdings
Protherics Molecular Design Limited	100	trading
Protherics Inc. (formerly Therapeutic Antibodies Inc.)	100	trading (incorporated in Delaware USA)
Proteus Biotechnology Limited	100	dormant
Genethics Limited	76	dormant
Indirect holdings
Protherics UK Limited	100	trading
Protherics Australasia Pty Limited	100	trading (incorporated in Australia)
TAb (Wales) Limited	100	dormant
TAb (London) Limited	100	dormant
Polyclonal Antibodies Limited	100	dormant

All of the trading subsidiaries are engaged in the development, manufacture and sale of pharmaceutical products and potential drugs for use in the treatment of human diseases.

12.	Stocks

	Group
	2003	2002
	£’000	£’000

Raw materials and consumables	1,027	589
Work in progress	6,034	3,152
Finished goods	24	238

	7,085	3,979

13.	Debtors – amounts falling due within one year

	Group		Company
	2003	2002	2003	2002
	£’000	£’000	£’000	£’000

Trade debtors	2,531	762	—	—
Amounts owed by Group undertakings	—	—	6,447	216
Other debtors	215	279	—	24
Taxation recoverable	88	500	—	—
Deferred taxation	191	—	—	—
Prepayments and accrued income	435	431	83	72

	3,460	1,972	6,530	312

14.	Creditors – amounts falling due within one year

	Group		Company
	2003	2002	2003	2002
	£’000	£’000	£’000	£’000

Bank loans and overdrafts	—	—	7	—
Notes payable to South Australia Minister for Primary Industries (Note 15)	110	99	—	—
Other loans	266	282	—	—
Obligations under finance lease and hire purchase agreements (note 15)	75	50	—	—
Trade creditors	1,649	715	313	270
Amounts owed to Group undertakings	—	—	12,160	77
Other taxation and social security	97	88	104	10
Other creditors	494	47	2	1
Accruals	1,050	1,487	214	191
Deferred income	4,729	3,415	—	—

	8,470	6,183	12,800	549

15.	Creditors - amounts falling due after more than one year

	Group
	2003	2002
	£’000	£’000

Loans:
Notes payable to South Australian Minister for Primary Industries	306	382
Other	231	557

	537	939
Obligations under finance lease and hire purchase agreements	180	167

	717	1,106

Repayment of loans:
In one year or less, or on demand	376	381
In more than one year, but not more than two years	351	404
In more than two years, but not more than five years	156	505
In more than five years	30	30

	913	1,320

Obligations under finance lease and hire purchase agreement bear interest at normal commercial rates and fall due as follows:

	Group
	2003	2002
	£’000	£’000

Less than one year	75	50
Within one to two years	77	45
Within two to five years	103	122

	255	217

The notes payable to the South Australian Minister for Primary Industries (the Minister) are secured on buildings and equipment of Protherics Australasia Pty Limited. Repayment is in equal annual installments, with the final installment due in August 2007. The interest rate is variable at the discretion of the Minister and is payable annually.

The other loans are secured upon the patent shown in the consolidated balance sheet and are repayable by monthly installments, the final being due in January 2005. The interest rate is variable and reset quarterly based upon the lower of 7% and the Prime lending rate in the United States.

16.	Deferred Taxation

A provision for deferred taxation is not required and there is no potential liability for deferred taxation (2002: £nil).

17.	Share Capital

	Group and company		Group and company
	2003		2002
	No. Shares	£’000	£’000	£’000

Authorized
Ordinary shares of 2p each	300,000,000	6,000	295,000,000	5,900

Allotted, called-up and fully paid
Ordinary shares of 2p each	188,232,913	3,765	188,232,913	3,765

At 31 March 2003 there were unexercised warrants for 887,008 (2002: 887,008) ordinary shares. Those warrants expire between 15 June 2003 and 9 November 2003 and are exercisable at prices between $0.45 and $2.14 per share.

Details of outstanding share options are as follows:

	At 1 April			Cancelled	At 31 March	Exercise
	2002	Granted	Exercised	or expired	2003	price (p)

Date exercisable
Individual unapproved
22 Dec 2002 to 21 Dec 2009	600,000	—	—	—	600,000	39.00
9 July 2002 to 8 July 2010	—	25,000	—	—	25,000	40.00
9 July 2002 to 8 July 2010	—	15,000	—	—	15,000	25.00
9 July 2002 to 31 May 2007	—	3,850	—	—	3,850	US$6.00
Approved scheme
21 July 1997 to 20 July 2004	23,535	—	—	—	23,535	154.66
25 July 1998 to 24 July 2005	52,955	—	—	—	52,955	68.83
28 Jan 2003 to 27 Jan 2010	72,838	—	—	8,363	64,475	37.50
28 Feb 2004 to 27 Feb 2011	384,000	—	—	41,000	343,000	43.50
Unapproved scheme
19 July 1999 to 18 July 2003	248,250	—	—	—	248,250	66.66
20 Aug 1999 to 19 Aug 2003	87,110	—	—	—	87,110	57.40
23 Jan 2001 to 22 Jan 2004	297,646	—	—	—	297,646	41.66
20 Jan 2001 to 19 Jan 2004	6,751	—	—	—	6,751	76.84
22 June 2001 to 21 June 2008	275,000	—	—	—	275,000	46.00
23 Dec 2001 to 22 Dec 2005	10,305	—	—	—	10,305	45.00
22 Dec 2002 to 21 Dec 2009	565,000	—	—	25,000	540,000	39.00
27 Jan 2003 to 26 Jan 2010	89,419	—	—	1,510	87,909	37.50
2 Aug 2003 to 1 Aug 2010	2,908	—		—	2,908	28.50
22 Feb 2004 to 21 Feb 2011	1,530,000	—	—	100,000	1,430,000	43.50
16 Jan 2005 to 15 Jan 2012	2,399,000	—	—	30,000	2,369,000	39.50
9 July 2005 to 8 July 2012	—	500,000	—	—	500,000	25.00
14 Jan 2006 to 13 Jan 2013	—	100,000	—	—	100,000	21.00
Savings related options
1 Oct 2003 to 31 Mar 2004	47,260	—	—	—	47,260	36.50
1 Apr 2003 to 31 Oct 2003	80,592	—	—	5,166	75,426	37.50
1 Apr 2005 to 31 Oct 2005	114,300	—	—	18,000	96,300	37.50
Protherics PLC option plan for Therapeutic Antibodies employees
27 Jan 2000 to 29 June 2008	166,222	—	—	—	166,222	156.0 to 417.0

	7,053,091	643,850	—	229,039	7,467,902

	At 1 April			Cancelled	At 31 March	Exercise
Date exercisable	2001	Granted	Exercised	Or expired	2002	price (p)

Individual unapproved
22 Dec 2002 to 21 Dec 2009	600,000	—	—	—	600,000	39.00
Approved scheme
21 July 1997 to 20 July 2004	47,070	—	—	23,535	23,535	154.66
25 July 1998 to 24 July 2005	52,955	—	—	—	52,955	68.83
28 Jan 2003 to 27 Jan 2010	135,816	—	—	62,978	72,838	37.50
28 Feb 2004 to 27 Feb 2011	470,624	—	—	86,624	384,000	43.50
Unapproved scheme
19 July 1999 to 18 July 2003	625,906	—	—	377,656	248,250	66.66
20 Aug 1999 to 19 Aug 2003	87,110	—	—	—	87,110	57.40
23 Jan 2001 to 22 Jan 2004	521,184	—	—	223,538	297,646	41.66
24 July 2000 to 23 July 2004	55,573	—	—	55,573	—	42.12
20 Jan 2001 to 19 Jan 2004	6,751	—	—	—	6,751	76.84
22 June 2001 to 21 June 2008	466,573	—	—	191,573	275,000	46.00
23 Dec 2001 to 22 Dec 2005	30,930	—	—	20,625	10,305	45.00
22 Dec 2002 to 21 Dec 2009	770,000	—	—	205,000	565,000	39.00
27 Jan 2003 to 26 Jan 2010	96,046	—	—	6,627	89,419	37.50
2 Aug 2003 to 1 Aug 2010	2,908	—	—	—	2,908	28.50
22 Feb 2004 to 21 Feb 2011	1,815,000	—	—	285,000	1,530,000	43.50
16 Jan 2005 to 15 Jan 2012	—	2,399,000	—	—	2,399,000	39.50
Savings related options
1 Oct 2001 to 31 Mar 2002	222,238	—	—	222,238	—	36.50
1 Oct 2003 to 31 Mar 2004	103,026	—	—	55,766	47,260	36.50
1 Apr 2003 to 31 Oct 2003	113,656	—	—	33,064	80,592	37.50
1 Apr 2005 to 31 Oct 2005	123,300	—	—	9,000	114,300	37.50
Protherics PLC option plan for Therapeutic Antibodies employees
27 Jan 2000 to 29 June 2008	167,966	—	—	1,744	166,222	156.0 to 417.0

	6,514,632	2,399,000	—	1,860,541	7,053,091

Therapeutic Antibodies former employees and consultants

In addition to the above, options over up to 577,714 shares (2002 577,714; 2001: 707,970) previously held under the Therapeutic Antibodies 1990 Plan may be granted upon request by Therapeutic Antibodies former employees and consultants under the terms of the Merger Agreement dated 20 May 1999. Option prices range from $3.00 to $6.99 per share and may be exercised at various dates from 17 March 1992 to 15 Dec 2006.

S Wallis and M Brown Options

In addition to the above, S Wallis had an arrangement granting an option on up to 6,054,338 ordinary shares at 39.5p per share which expired unexercised on 31 March 2003. M Brown holds options over 46,520 ordinary shares at $3.86 per share and 104,670 ordinary shares at $5.15 per share under the Therapeutic Antibodies 1990 plan. Full details have been provided in note 5.

18.	Reserves

	Group and Company	Group Merger	Profit and Loss account
	Share Premium	Reserve	Group	Company
	£’000	£’000	£’000	£’000

At 31 March 2002	63,350	51,163	(108,137)	(4,912)
Exchange movement	—	—	435	—
Retained (loss) for the year	—	—	(238)	(1,484)

At 31 March 2003	63,350	51,163	(107,940)	(6,396)

Goodwill on acquisition written off in prior periods amounts to £1,909,000. In accordance with section 230 (1-4) of the Companies Act 1985, a separate profit and loss account for the Company is not presented. Of the retained loss for the year of the Group, £1,484,000 has been dealt with in the accounts of the Company.

19.	Reconciliation of Movement in Equity Shareholders’ Funds

	Group
	2003	2002
	£’000	£’000

(Loss)/Profit for the financial year	(238)	2,867
Currency translation differences on foreign currency equity investments	435	18
Issue of shares	—	3,285

Net increase/(decrease) in shareholders’ funds	197	6,170
Opening shareholders’ funds	10,141	3,971

Closing shareholders’ funds	10,338	10,141

20.	Capital Commitments

At the year end the Group had capital commitments of £356,000 (2002: £518,000) authorized but not provided for.

21.	Financial Commitments

At 31 March 2003 the Group had the following annual commitments in respect of operating leases which expire:

	Property		Other
	2003	2002	2003	2002
	£’000	£’000	£’000	£’000

Within one year	83	37	9	17
Within two to five years	51	309	20	14

	134	346	29	31

22.	Notes to the Consolidated Cash Flow Statement

(i)	Reconciliation of operating loss to net cash outflow from operations

	31 March	31 March	31 March
	2003	2002	2001
	£’000	£’000	£’000

Operating loss	(604)	(2,102)	(6,543)
Depreciation and amortization	1,025	958	1,298
(Profit)/loss on disposal of tangible fixed assets	(2)	16	55
Deferred grant income	(101)	(55)	(55)
Grant received	122	—	—
Increase in stocks	(3,092)	(2,295)	(1,626)
Increase in debtors	(1,677)	(388)	(631)
Increase in creditors	2,606	2,264	1,468
(Profit) on sale of current asset investments	—	(33)	—
Share capital issued in lieu of fees	—	—	46

Net cash outflow from operating activities	(1,723)	(1,635)	(5,988)

(ii)	Reconciliation of net cash flow to movement in net debt.

	31 March	31 March	31 March
	2003	2002	2001
	£’000	£’000	£’000

(Decrease)/increase in cash	(3,511)	4,685	809
Cash (inflow) from management of liquid resources	—	(1,686)	(1,604)
Cash outflow/(inflow) from financing	535	420	(2,873)

(Decrease)/increase in net funds resulting from cash flows	(2,976)	3,419	(3,668)
Conversion of loan notes into shares	—	3,034	2,173
New loans in respect of patents purchased	—	(858)	—
New finance lease and hire purchase agreements	(89)	(302)	(120)
Finance leases disposed of with business	—	256	—
Foreign exchange differences	(21)	31	(86)

(Decrease)/increase in net funds in the year	(3,086)	5,580	(1,701)
Net funds/(debt) brought forward	4,674	(906)	795

Net funds/(debt) carried forward	1,588	4,674	(906)

(iii)	Analysis of net funds/(debt)

	At 1			Foreign	At 31
	April		Non-cash	Exchange	March
	2002	Cash flow	Changes	Differences	2003
	£’000	£’000	£’000	£’000	£’000

Cash at bank and in hand	6,211	(3,511)	—	56	2,756

	6,211	(3,511)	—	56	2,756
Loans – amounts falling due in less than one year	(381)	30	—	(25)	(376)
Loans – amounts falling due in more than one year	(939)	454	—	(52)	(537)
Obligations under finance lease and hire purchase agreements	(217)	51	(89)	—	(255)

	4,674	(2,976)	(89)	(21)	1,588

Cash at bank and in hand represent cash and deposits held at financial institutions that can be accessed with notice not exceeding 24 hours.

Non-cash changes to finance leases and hire purchase agreements relate to new agreements entered into during the year.

23.	Contingent Liabilities

The Company has guaranteed certain operating lease, finance lease and hire purchase agreements entered into by subsidiary companies.

24.	Sale of business

On 12 July 2001 the Group sold its computer aided molecular design division (CAMD) to Tularik for 400,000 shares. Tularik is listed in the USA on NASDAQ. These shares were subsequently sold to finance working capital requirements. The cash effects of the disposal are shown below.

£’000

Tangible fixed assets	1,014
Loans and finance leases	(256)

758
Profit on disposal	5,032

Valuation of net consideration received on date of disposal of CAMD	5,790

Satisfied by:
Shares in Tularik Inc.	6,292
Cash sale costs	(502)

5,790
Profit on subsequent disposal of shares	33

Cash received on disposal of shares	5,823

It is anticipated that the profit generated on the sale will be wholly relieved by available tax losses and reliefs.

25.	Financial Instruments

The Group’s financial instruments comprise borrowings, some cash and liquid resources, forward foreign currency contracts and various items, such as trade debtors and trade creditors, that arise directly from its operations.

It is, and has been throughout the period under review, the Group’s policy that no speculative trading in derivative financial instruments shall be undertaken.

Interest Rate Risk

The Group finances its operations through a mixture of equity and borrowings. Its ability to borrow is restricted by the nature of its activities. Whether to borrow on fixed or floating rate terms is one of several components of any decision to borrow on particular terms. Additional considerations include the level of interest rates proposed, the maturity profile and potential conversion rights.

As such the Group does not have a policy in relation to interest rates in isolation. However, by holding a mix of fixed and floating rate financial liabilities, the Group seeks to mitigate partially against increased interest rates whilst maintaining a degree of flexibility to benefit from decreasing rates of interest.

Liquidity Risk

The Group’s principal policy in managing liquidity risk is to align the maturity profile of its anticipated net revenue stream with that of its financial assets and liabilities taking into account the commercial risk inherent in its product portfolio.

At 31 March 2003, the Group held net cash balances of £2.8 million. Of this amount, £1.2 million was invested in overnight money market deposits so as to maximize returns received.

Foreign Currency Risk

The Group makes use of forward foreign currency contracts to fix a proportion of its expected US dollar sales into Sterling. The Group has overseas subsidiaries in the USA and Australia whose revenues, expenses, assets and liabilities are denominated in US dollars and Australian dollars respectively. In order to protect the Group’s sterling balance sheet from movements in exchange rates, Group companies have borrowed funds in their local currency.

The company has decided to opt to exclude short term trade debtors and creditors from the following analyses (other than the currency exposure disclosures) as allowed under FRS 13.

Financial assets

Financial assets comprise cash balances and money market deposits which attract variable rates which are based on market rates in each country. An analysis of financial assets by currency is as follows:

	31 March	31 March
	2003	2002
	£’000	£’000

Financial assets by currency
Sterling	2,005	5,484
US Dollar	313	603
Australian Dollar	438	124

	2,756	6,211

All financial assets mature within one year, or on demand.

Borrowing Facilities

The Group had an undrawn committed facility of £2,000,000 available at 31 March 2003 (2002: £nil). The facility at 31 March 2003 was secured by a mortgage on the Group’s property in Wales and a floating charge over the assets of the Group. The facility expired on 31 May 2003.

Financial Liabilities

The Group held the following financial liabilities at 31 March 2003.

	Fixed rate	Fixed rate			Non interest
	weighted	weighted	Fixed rate	Floating rate	bearing	31 March
	average	average	financial	financial	financial	2003
	period	interest rate	liabilities	liabilities	liabilities	Total
	years	%	£’000	£’000	£’000	£’000

Currency
Sterling	4.8	10.8	229	—	—	229
US Dollar	—	—	—	497	—	497
Australian Dollar	2.0	7.3	26	385	31	442

Total	4.6	10.4	255	882	31	1,168

The Group held the following financial liabilities at 31 March 2002.

	Fixed rate	Fixed rate			Non interest
	weighted	weighted	Fixed rate	Floating rate	bearing	31 March
	average	average	financial	financial	financial	2002
	period	interest rate	liabilities	liabilities	liabilities	Total
	years	%	£’000	£’000	£’000	£’000

Currency
Sterling	5.0	11.3	212	—	—	212
US Dollar	—	—	—	808	—	808
Australian Dollar	1.0	8.3	5	482	30	517

Total	4.9	11.2	217	1,290	30	1,537

A maturity profile of financial liabilities, which include loan notes and obligations under finance leases and hire purchase obligations is presented in note 15.

Floating rate borrowings are based on interbank rates in each country.

Fair Value of Financial Assets and Financial Liabilities

The book value and the fair value of money market deposits equate due to their short-term nature. The fair value of forward foreign currency contracts, based on closing exchange rates at the year end, was an asset of £484,000, compared to a book value of £41,000 (2002: liability of £25,000, compared to a book value of £nil). The fair value of all other items has been calculated by discounting expected future cash flows at prevailing interest rates, and is not materially different from their book value.

Currency profile

The main functional currencies of the group are sterling, the US dollar and the Australian dollar. The following analysis of net monetary assets and liabilities shows the Group’s currency exposures after the effects of forward contracts used to manage currency exposure. The amounts show the transactional (or non structural) exposures that give rise to the net currency gains and losses recognized in the profit and loss account. Such exposures comprise the monetary assets and monetary liabilities of the group that are not denominated in the operating (or ‘functional’) currency of the operating unit involved.

	31 March 2003
		Australian
	Sterling	Dollar	US Dollar	Euro
	denominated	denominated	denominated	denominated	Total
	£’000	£’000	£’000	£’000	£’000

Functional Currency
Sterling	—	(4,681)	2,327	(53)	(2,407)
Australian Dollar	—	—	—	—	—
US Dollar	(3,057)	—	—	—	(3,057)

Total	(3,057)	(4,681)	2,327	(53)	(5,464)

	31 March 2002
		Australian
	Sterling	Dollar	US Dollar	Euro
	denominated	denominated	denominated	denominated	Total
	£’000	£’000	£’000	£’000	£’000

Functional Currency
Sterling	—	(270)	4,193	—	3,923
Australian Dollar	(3,013)	—	—	—	(3,013)
US Dollar	(2,935)	—	—	—	(2,935)

Total	(5,948)	(270)	4,193	—	(2,025)

Hedging

The Group makes use of forward foreign currency contracts to fix a proportion of its expected US dollar sales into Sterling. At 31 March 2003, there were unrecognized profits of £443,000 (2002: unrecognized losses of £25,000). As in the prior year, these forward foreign currency contracts are due to expire within 12 months of the balance sheet date.

26.	Important Events Occurring After The End Of The Year

On 2 May 2003, the Company announced that it had reached agreement on the terms of a recommended offer for Enact Pharma plc (“Enact”), the OFEX traded biopharmaceutical company and this offer was declared unconditional as to acceptances on 29 May 2003. The consideration for this offer was the issue of £17.05 of Protherics convertible loan notes and the distribution of 5.93 New Opportunities Investment Trust shares currently held by Enact for every 100 Enact shares, valuing the existing share capital of Enact at approximately £7.9 million.

In parallel with the offer, the Company announced a fully underwritten Cash Placing and Open Offer to raise £3 million, the proceeds of which will be used to provide additional working capital for the enlarged Group.

The remainder of this note does not form part of the audited statements.

The offer for Enact was declared wholly unconditional on 18 June 2003.

The Company’s Annual Report for the year ended 31 March 2003 was approved by its board of directors on 18 June 2003. Subsequently, as a result of a review by the FDA of reprocessed product communicated to the Company in August 2003, the Company has written off certain inventory. Had the information been available prior to approval and publication of the Company’s 2003 results, the realizable value of inventory at 31 March 2003 would have been lower by £537,000 and the loss for the year then ended would have increased by a corresponding amount.

27.	Differences between U.K. and U.S. generally accepted accounting principles

The consolidated financial statements have been prepared in accordance with U.K. GAAP which differ in certain significant respects from U.S. GAAP. The main differences between U.K. GAAP and U.S. GAAP that affect the Group’s consolidated loss and net assets are set out below.

(a)	Computer software

The Group has capitalized costs incurred in developing its Prometheus software for internal use. A significant proportion of these costs relate to internal costs incurred during the development period. U.S. GAAP requires such costs to be expensed and, consequently, the costs capitalized under U.K. GAAP have been written off to conform with U.S. GAAP.

(b)	Goodwill

Under U.K. GAAP, it is the Company’s policy that goodwill arising on acquisitions during accounting periods ending on or after December 23, 1998 is capitalized in the balance sheet and amortized over its estimated useful economic life limited to a period of 20 years or less. Goodwill arising from acquisitions consummated in accounting periods ended before December 23, 1998 was charged against reserves in the year of acquisition. On a subsequent disposal or an indication of impairment in respect of the acquired asset or entity, the effect of any associated goodwill was eliminated from reserves and then charged against the profit and loss account.

Under U.S. GAAP, goodwill is capitalized in the balance sheet and is subsequently amortized over its estimated useful economic life not exceeding 40 years.

For purposes of restating shareholders’ equity in accordance with U.S. GAAP, goodwill has been reclassified as an asset less amortization based upon the useful economic life of 10 years on a straight line basis.

Goodwill under U.S. GAAP is stated at cost less amortization as follows:

	2003	2002	2001
	£’000	£’000	£’000

Cost	1,909	1,909	1,909
Accumulated Amortization	(1,909)	(1,909)	(1,909)

Net book value	—	—	—

(c)	Stock compensation plans

As required under U.K. GAAP, Urgent Issues Task Force Abstract 17 (“UITF17”) the expense of share options granted to employees is recognized in the Group’s financial statements when the share options have been granted. Such grants give rise to the compensation expense measured by reference to the fair value of shares only on the date of grant, and at no subsequent date for variable plans. Under U.S. GAAP, as permitted by statement of Financial Accounting Standard No. 123, “Accounting for Stock-based Compensation,” the Group applies Accounting Principles Board Opinion No. 25 (“APB 25”), “Accounting for Stock Issued to Employees.” Under APB 25, compensation expense resulting from awards under variable plans is measured as the difference between the quoted market price of the underlying shares at the date when the number of shares of stock are known (the date the performance conditions are satisfied) and the exercise price; the cost is recognized over the period the employee performs related services. Since the ultimate compensation cost is unknown until the performance conditions are satisfied, estimates of compensation cost are recorded before the measurement date based on the quoted market price of the underlying stock at period end dates where it is probable that the performance conditions will be attained. Under U.S. GAAP, no expense has been recognized in the two years ended 31 March 2003 since the market value was below the exercise price of these options.

(d)	Revenue Recognition

Certain sales of the Company’s CroFab® and DigiFab™ products include a right of replacement or return. Under U.S. GAAP, FASB 48 “Revenue Recognition when Right of Return Exists” indicates that an absence of historical experience with similar types of sales of similar products may impair the ability to make a reasonable estimate of returns. Because CroFab® and DigiFab™ are both relatively new products, there is an absence of historical experience for these sales, and therefore all revenue related to sales that include a right of replacement must be deferred under U. S. GAAP until the replacement or return privilege expires. In addition to the net effect on net profit/(loss) and shareholders’ equity for fiscal 2003 and 2002, under US GAAP the following balances would be restated to the figures shown below:

	US GAAP
	Year ended	Year ended
	31 March	31 March
	2003	2002
	£’000	£’000

Revenues	12,515	7,416
Cost of goods sold	8,284	4,584
Inventory	7,315	6,573
Deferred Income	5,923	5,854

(e)	Accounting for Derivative Instruments and Hedging Activities.

Financial Accounting Standard No. 133, “Accounting for Derivative Instruments and Hedging Activities” was issued in June 1998. This standard, which was effective for fiscal years beginning after 1 January 2001, requires all derivatives to be recognized in the balance sheet as either assets or liabilities and measured at fair value. As a result of adopting FAS No.133, there was a one-time, unrealized loss of £84,000 (net of tax) to equity shareholders’ funds under U.S. GAAP as a cumulative-effect-type change in accounting principle to recognize the fair value of derivative instruments held at April 1, 2001. During the year ending March 31, 2002, the £84,000 was reclassified to current earnings, which had the same effect as settlement of the instruments under U.K. GAAP. The Company has not designated any of its derivative instruments as qualifying hedge instruments under FAS 133 and accordingly, the Company records changes in the fair value of its derivative instruments in current earnings. For the years ended March 31, 2002 and March 31, 2003 there is a difference between U.S. GAAP and U.K. GAAP to record the fair value of the derivative instruments on the balance sheet at March 31, 2002 and March 31, 2003 resulting in a decrease in profit of £25,000 and increase in profit of £418,000 respectively.

(f)	Approximate effect on net (loss)/profit of differences between U.K. GAAP and U.S. GAAP

	Year ended	Year ended	Year ended
	31 March	31 March	31 March
	2003	2002	2001
	£’000	£’000	£’000
Net (loss)/profit of Group under UK GAAP	(238)	2,867	(6,206)
Adjustments:
Computer Software	—	370	11
Revenue recognition	(1,119)	(443)	598
Derivative instruments and hedging activities	468	(25)	—

Net (loss)/profit under US GAAP	(889)	2,769	(5,597)

(g)	Approximate effect on equity shareholders’ funds of differences between U.K. GAAP and U.S. GAAP

	Year ended	Year ended	Year ended
	31 March	31 March	31 March
	2003	2002	2001
	£’000	£’000	£’000
Equity Shareholders’ funds under UK GAAP	10,338	10,141	3,971
Adjustments:
Computer Software	—	—	(370)
Revenue recognition	(964)	155	598
Derivative instruments and hedging activities	443	(25)	—

Equity Shareholders’ funds under US GAAP	9,817	10,271	4,199

(h)	Consolidated cash flow statements

The Group’s consolidated financial statements include Consolidated Statements of Cash Flows in accordance with U.K. Financial Reporting Standard 1 (Revised 1996) - “Cash Flow Statements” (“FRS 1 (Revised)”). The statement prepared under FRS 1 (Revised) presents substantially the same information as that required under U.S. Statement of Financial Accounting Standard No. 95 (SFAS 95), except that FRS 1 (Revised) reflects changes in cash (cash in hand and deposits repayable on demand less any bank loans or bank overdrafts repayable on demand), whereas SFAS 95 reflects changes in the total of cash and cash equivalents.

Under FRS 1 (Revised) cash flows are presented separately for (i) operating activities: (ii) returns on investments and servicing of finance; (iii) taxation; (iv) capital expenditure and financial investment (and acquisitions and disposals); (v) management of liquid resources; and (vi) financing activities. SFAS 95 only requires presentation of cash flows from operating, investing and financing activities.

Cash flows under FRS1 (Revised) in respect of interest received, interest paid (net of that capitalized), interest on finance leases and taxation would be included within operating activities under SFAS 95. Under SFAS 95 all short-term borrowings are included in financing activities.

The following statements summarize the statement of cash flows for the Group as if they had been presented in accordance with U.S. GAAP and include the adjustments which reconcile cash and cash equivalents under U.S. GAAP to cash reported under U.K. GAAP.

	Year	Year	Year
	ended 31	ended 31	ended 31
	March	March	March
	2003	2002	2001
	£’000	£’000	£’000

Net cash outflow from operating activities	(1,080)	(1,602)	(5,960)
Net cash flows of investing activities	(1,840)	5,031	(554)
Net cash flows of financing activities	(535)	(422)	5,904

Net (decrease)/increase in cash and cash equivalents under US GAAP	(3,455)	3,007	(610)
Cash and cash equivalents under US GAAP at beginning of year	6,211	3,204	3,814

Cash and cash equivalents under US GAAP at end of year	2,756	6,211	3,204
Short term cash deposits	—	—	—
Restricted cash balances	—	—	—

Cash and bank balances under UK GAAP at end of year	2,756	6,211	3,204

(i)	Recently issued accounting pronouncements

In April 2002 SFAS 145, “Rescission of FASB Statements no. 4, 44 and 64, Amendment of FASB Statement no. 13 and Technical Corrections” was issued. The statement updates, clarifies and simplifies existing accounting standards related to the presentation of gains and losses from certain extinguishments of debt, the accounting for certain intangible assets and the accounting for certain sale-leaseback transactions. Significant provisions of this statement applicable to the Company are effective for our 2004 fiscal year. Management does not believe the adoption of this standard will have a material impact on the Company’s results of operations and financial position.

In July 2002, the FASB issued FAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“FAS 146”). This standard will require companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. The standard replaces the existing guidance provided by EITF Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” This standard will be effective for the Company for the year ending March 31, 2004. The requirements of FAS 146 would apply to future disposal activities.

In April 2003 the FASB issued SFAS No 149 “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”. This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS no. 133, “Accounting for Derivative Instruments and Hedging Activities”. Management does not believe the adoption of this standard will have a material impact on the Company’s results of operations and financial position.

In May 2003 the FASB issued SFAS 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (“SFAS 150”). SFAS 150 improves the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity, and requires that these instruments be classified as liabilities in statements of financial position. SFAS 150 is effective prospectively for contracts entered into or modified after May 31, 2003 and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. SFAS 150 shall be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the statement and still existing at the beginning of the interim period of adoption. Management does not believe the adoption of this standard will have a material impact on the Company’s results of operations and financial position.

In November 2002, the FASB issued Interpretation No. 45 (FIN 45), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”. FIN 45 expands on the accounting guidance of other SFAS’s FIN 45 elaborates on the existing disclosure requirements for most guarantees, including loan guarantees such as standby letters of credit. It also clarifies that at the time a company issues a guarantee, it must recognize an initial liability for the fair value, or market value, of the obligations it assumes under that guarantee and must disclose that information in its annual financial statements. FIN 45 will be implemented on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements in this Interpretation are effective for financial statements of periods ending after December 15, 2002. Management does not believe the adoption of this standard will have a material impact on the Company’s results of operations and financial position.

In November 2002, the Financial Accounting Standards Board issued Emerging Issues Task Force issue No. 00-21, “Revenue Arrangements with Multiple Deliverables” (EITF 00-21). EITF 00-21 addresses certain aspects of the accounting by a company for arrangements under which it will perform multiple revenue-generating activities. EITF 00-21 addresses when and how an arrangement involving multiple deliverables should be divided into separate units of accounting. EITF 00-21 provides guidance with respect to the effect of certain customer rights due to company nonperformance on the recognition of revenue allocated to delivered units of accounting. EITF 00-21 also addresses the impact on the measurement and/or allocation of arrangement consideration of customer cancellation provisions and consideration that varies as a result of future actions of the customer or the company. Finally, EITF 00-21 provides guidance with respect to the recognition of the cost of certain deliverables that are excluded from the revenue accounting for an arrangement. The provisions of EITF 00-21 will apply to revenue arrangements entered into in fiscal years beginning after June 15, 2003. Management does not believe the adoption of this standard will have a material impact on the Company’s results of operations and financial position.