Form 20-F
period 2004-03-31
PROTHERICS PLC
filed 2004-09-30
CIK 945725

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
- OR –
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended March 31, 2004
- OR –
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the transition period from __________________ to ___________________

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
207,750,086 ordinary shares of 2p each as of March 31, 2004

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

     ☒     Item 17          ☐     Item 18

i

INTRODUCTION

     Protherics PLC (the “Company”) is a public limited company incorporated under the laws of England and Wales (registered number 2459087) and listed on the London Stock Exchange. The Company was incorporated in January 1990 under the name Powerfirst Public Limited Company and changed its corporate name to Proteus International PLC (“Proteus”) in 1990. In September 1999, a wholly-owned subsidiary of Proteus merged with Therapeutic Antibodies Inc., a Delaware corporation (“Therapeutic Antibodies”). After the merger, the Company changed its name to Protherics PLC. In June 2003, the Company acquired Enact Pharma PLC (“Enact”), the OFEX traded biopharmaceutical company. The Company’s address is The Heath Business & Technical Park, Runcorn, Cheshire, WA7 4QF, England.

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

GLOSSARY

     The discussion herein regarding the Company’s product candidates and technologies includes certain scientific and technical terms and abbreviations. These terms include:

adjuvant	A pharmacological agent added added to a drug to increase or aid its effect

affinity	the strength of the binding between an antibody and its antigen or epitope

angiotensin	the term used to describe a family of peptide hormones that are involved in the control of blood pressure and body fluid levels

angiotensin converting enzyme	an enzyme that forms the peptide angiotensin II

antibody	substance produced by cells of the immune system which bind to parts of other substances in a highly specific way to neutralize their effect

antiserum(a)	serum from an animal which has been injected with an immunogen

assay	a quantitative or qualitative process used to measure or detect a particular substance

bovine spongiform encephalopathy	the abnormal prion protein disease of the brain in cattle

cis-platin	a platinum metal-based organic anti-cancer drug

clinical development	the stage of pharmaceutical research and development in which potential drugs are studied in human clinical trials (or in the target species for animal health drugs)

cytokine	a cellular messenger, typically of the immune system

cytotoxic	a molecule or drug that is toxic to cells

diagnostic test	an assay used for the diagnosis of disease typically carried out on body fluids or tissues

encephalopathies	diseases of the brain which interfere with its normal functioning

endogenous enzyme	an enzyme that naturally occurs in cells or tissues

enzymes	proteins that promote changes in other molecules (e.g., in other proteins, sugars or fatty substances)

epitope	the part or parts of the target molecule which react with an antibody

fab fragment	the fragment produced by cleavage of an antibody with a proteolytic enzyme that binds to the antibody target molecule (antigen)

fragment	part of an antibody molecule which can be split from the whole molecule and which still retains biological activity

GNRH	gonadotrophin releasing hormone, the ‘boss’ hormone that controls sexual development and function in both males and females

high blood pressure	blood pressure that is above medically defined limits and which is associated with increased risks of stroke and heart disease

immune system	the cells and structures in the body that are capable of producing antibodies and other components of the immune response

immunogen	any substance which can elicit the formation of specific antibodies

immunotherapeutics	medicines that act on or through the immune system (e.g., vaccines)

inhibitor	a substance that blocks the action of another substance (e.g., an enzyme)

intrinsic over-expression	the expression (production) in the cell of any molecule at higher levels than normal

in vitro	experimental biological processes made to occur in isolation from the whole organism

metalloorganic	a carbon containing synthetic chemical compound that contains a metal group as part of its intrinsic biochemical action

metastasis	the spread of a tumor from the organ of origin to a distant site

molecular target	the substance (e.g., an enzyme) at which drug discovery efforts are directed

monoclonal antibody	an antibody directed to a single epitope on the target molecule

monospecific antivenins	antisera prepared to the venom of a single species of snake

named patient basis	this refers to a form of limited regulatory approval for certain drugs used in the treatment of human injuries or conditions for which no satisfactory therapies exist, or for which other drugs are unavailable, cause adverse effects or are in short supply

non-ionic surfactant	microscopic globular structures with a fluid center surrounded by layers of fatty materials which can entrap vaccine antigens

oncology	the study of cancer

orphan drug status	status granted by the FDA which provides certain development, registration and marketing incentives, for development of treatments of small (fewer than 200,000 per annum in the United States) incidence conditions

PCT	Patent Cooperation Treaty (Washington, 1970), as amended, and the regulations and administrative instructions thereunder

phase I clinical study/trial	the assessment of the safety of a biologically active substance in volunteers

phase II clinical study/trial	the assessment in patients of a drug to determine dose range and preliminary efficacy

polyclonal antibody	a population of antibodies directed to multiple epitopes on the target molecule

post-mortem tests	testing of animals after death (e.g., from samples taken in the slaughterhouse)

pre-clinical development	the research and development stage immediately prior to clinical trials, which usually lasts 12-18 months

prion protein	the protein that assumes an abnormal structure in bovine spongiform encephalopathy and related diseases and which is believed to be capable of transmitting bovine spongiform encephalopathy and related diseases

prodrug	an inert chemical which can be activated within the body to an active drug

proof of concept and optimization studies	studies in animals to demonstrate the (expected) action of the drug and to define the most effective form of the drug

purification of polyclonal antibodies	the process of removal of extraneous foreign proteins, viruses and other biological materials associated with manufacturing of product

®	means a trademark has been registered

sepsis syndrome	the name given to a spectrum of disorders caused by the body’s exaggerated response to infection or injury. The defining characteristics are inflammation, abnormal vital signs and failure of one or more major organ systems. The condition may progress to multiple organ failure

serum	the component of blood excluding the red and white blood cells and fibrinogen

sex steroid hormones	hormones that induce maleness (testosterone) or femaleness (estrogen and progesterone)

specificity	the degree to which an antibody binds to antigens other than that to which it is primarily directed

synthesis	the route of manufacture

titanocene compound	a stable titanium metal-based organic compound

titres	a measurement of the amount of antibody present in a serum sample based on dilution of the serum

therapeutic	A pharmaceutical product targeted to treat a specific disease

™	means that a trademark is being registered or an application for a trademark is being made in one or more countries

TNFa	tumor necrosis factor alpha, a cytokine, involved in the body’s inflammatory process

transmissible spongiform encephalopathy	a degenerative condition of the nervous system believed to be caused by the accumulation of an abnormal form of the prion protein

vaccine	a formulation used to stimulate an immune response

VEGF	vascular endothelial growth factor, a protein which is involved in the formation of new blood vessels

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

     The data set forth below should be read in conjunction with the Consolidated Financial Statements and the Notes thereto included herein.

	Year Ended March 31,
	2004		2003		2002		2001		2000
	(in thousands of pounds, except share and per share data)
Consolidated Profit & Loss Account Information:
U.K. GAAP
Turnover	21,019		11,270		7,924		4,186		1,598
Operating profit/(loss)	1,245		(604)		(2,102)		(6,543)		(13,624)
Net profit/(loss)	1,265		(238)		2,867		(6,206)		(15,454)
Net profit/(loss) per ordinary share (basic and fully diluted)	0.61	p	(0.13	p)	1.59	p	(3.80	p)	(10.50	p)
U.S. GAAP
Turnover	16,913		12,515		7,416		2,255		1,598
(Loss)/profit from operations	(10,875)		(1,255)		2,832		(5,934)		(15,274)
Net (loss)/profit	(10,855)		(889)		2,769		(5,597)		(15,196)
Net (loss)/profit per ordinary share (basic and diluted)	(5.26	p)	(0.47	p)	1.55	p	(3.42	p)	(10.33	p)
Consolidated Balance Sheet Data:
U.K. GAAP
Total assets (fixed assets plus current assets)	34,546		19,525		17,430		11,696		10,314
Net assets	15,293		10,338		10,141		3,971		5,001
Long-term obligations	9,449		717		1,106		3,600		1,152
Shareholders’ funds	15,293		10,338		10,141		3,971		5,001
Number of equity shares outstanding (in thousands of shares)	207,750		188,233		188,233		174,269		157,866
U.S. GAAP
Total assets (fixed assets plus current assets)	27,430		20,198		20,024		13,855		9,933
Shareholders’ funds	2,877		9,817		10,271		4,199		4,620

     Under U.K. GAAP, the fiscal 2002 operating loss excludes the £5,032,000 net gain recognized upon disposal of the computer-aided molecular design (“CAMD”) division, whereas under U.S. GAAP, the net gain from operations in fiscal 2002 includes a U.S. GAAP profit of £5,404,000 after giving effect to proceeds from the disposal of CAMD.

     Under U.K. GAAP, the fiscal 2004 operating loss included an amortization charge of £782,000 on goodwill generated upon the acquisition of Enact in June 2003. Under U.S. GAAP, the in-process research and development of Enact on acquisition was valued and expensed in the fiscal year ended March 2004, giving rise to an additional charge of £9,199,000.

     Under U.K. GAAP, the fiscal years 2002, 2003 and 2004 incorporate the results of certain sales of the Company’s products which include a right of replacement or return for which a provision for such returns and replacements is made where appropriate, based upon management estimates. Under U.S. GAAP, FASB 48 “Revenue Recognition when Right of Return Exists” indicates that an absence of historical experience with similar types of sales of similar products may impair the ability to make a reasonable estimate of returns. Because the Company’s CroFab™ and DigiFab™ were both relatively new products, there is an absence of historical experience for these sales, and therefore all revenue related to sales that include a right of replacement must be deferred under U.S. GAAP until the replacement or return privilege expires. The consequence of this difference in accounting treatment between U.K. GAAP and U.S. GAAP is to reduce the profit/(loss) of the Company in the fiscal years 2002, 2003 and 2004 by £443,000, £1,119,000 and £3,274,000, respectively.

     Under U.K. GAAP, the expense of share options granted to employees is recognized in the Group’s financial statements when the share options have been granted. Such grants give rise to the compensation expense measured by reference to the fair value of shares only on the date of grant, and at no subsequent date for variable plans. Under U.S. GAAP, a charge for stock compensation plans is recognized over the period the employee performs related services where it is probable that the performance conditions will be attained. The consequence of this difference in accounting treatment between U.K. GAAP and U.S. GAAP is to reduce the profit of the Company in fiscal year 2004 by £225,000.

     For the years ended March 31, 2002 and March 31, 2003, there is a difference between U.S. GAAP and U.K. GAAP to record the fair value of the derivative instruments on the balance sheet at March 31, 2002, March 31, 2003 and March 31, 2004, resulting in a decrease in profit of £25,000, increase in profit of £468,000 and increase in profit of £578,000, respectively.

Currencies And Exchange Rates

     The Company publishes its consolidated financial statements in sterling. In this Annual Report, references to “sterling” or “£” are to U.K. currency and references to “U.S. dollars” or “$” are to U.S. currency. Solely for informational purposes, this Annual Report contains translations of certain sterling amounts into or from U.S. dollars at a specified rate. These translations should not be construed as representations that the sterling amounts actually represent such U.S. dollar amounts or could be converted into or from U.S. dollars at the rate indicated or at any other rate. Unless otherwise stated herein, the translations of sterling into or from U.S. dollars have been made at £1.00 to $1.8400, the Noon Buying Rate on March 31, 2004.

     The following tables set forth, for the periods and dates indicated, certain information concerning the Noon Buying Rate for sterling expressed in U.S. dollars per £1.00. The period average data set forth below is the average of the Noon Buying Rate on the last day of each full month during the period. On August 31, 2004, the Noon Buying Rate was £1.00 to $1.8031.

2004 Month Ended	High	Low
March 31	$1.8680	$1.7943
April 30	1.8564	1.7674
May 31	1.8369	1.7544
June 30	1.8387	1.8090
July 30	1.8734	1.8160
August 31	1.8459	1.7921

Year ended March 31,	Average
2000	$1.6085
2001	1.4737
2002	1.4317
2003	1.5541
2004	1.6926

Risk Factors

     In addition to the other information contained in this Annual Report, the following factors should be carefully considered in evaluating the Company and its business. If any of the following risks actually occur, the Company’s business, financial condition or results of future operations could be materially adversely affected. The information contained in the following risk factors concerning the Company’s financial results of operations is based on and assumes presentation in accordance with U.K. GAAP.

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

Products in the Company’s development pipeline may fail to generate future revenues to fund operations.

     Prior to fiscal year 2004, the Company’s product launches have not generated sufficient revenues to cover all of the Company’s costs and may not do so in the future. In addition to the products launched, the Company has a variety of product candidates in various stages of development and will need to undertake substantial additional research and development and pre-clinical and clinical testing of the Company’s product candidates. These efforts may not result in the development of any further commercially successful products, in which case the Company may not be able to generate sufficient revenues to fund operations as currently budgeted, or may be required to scale back operations or specific projects.

     The Company may fail to successfully develop a product candidate for many reasons, including:

•	a product candidate fails in pre-clinical studies;

•	a potential product is not shown to be safe and effective in clinical trials;

•	the Company fails to obtain regulatory approval for the product;

•	the Company fails to produce a product in commercial quantities at an acceptable cost; or

•	a product does not gain market acceptance.

Exchange rate fluctuations may adversely affect the Company’s results of operations and financial position.

     Over 90% of the Company’s revenues for the year ended March 31, 2004 were derived from customers located in the U.S. and these sales are denominated in U.S. dollars. Since the majority of the Company’s expenses are denominated in British pounds sterling and Australian dollars, the results of operations and financial condition, as reported in pounds sterling, will be affected by fluctuations in exchange rates.

     The Company enters into hedging agreements to protect against currency exchange risk. However, this policy may not in all cases be able to manage all the currency transaction risks, particularly given the volatility of exchange rates and the continued weakness of the U.S. dollar.

Differences between U.K. and U.S. GAAP may have a significant impact on the Company’s financial statements when reconciling to U.S. GAAP.

     New or revised accounting standards in both the U.K. and the U.S. which may be introduced from time to time by U.K., U.S. or other international accounting authorities could have a material adverse impact on the Company’s reported financial results when reconciled to U.S. GAAP, as certain accounting standards and principles differ under U.S. GAAP and U.K. GAAP.

The Company has a history of operating losses and may not be profitable on a sustainable basis.

     Until fiscal year 2004, the Company had not been profitable at an operating level over a full financial year. In future years, the Company may revert to operating losses.

     For the fiscal years ended March 31, 2003, 2002, and 2001, the Company had U.K. GAAP (losses)/profits on ordinary activities after taxation of approximately (£238,000), £2,867,000 and (£6,206,000), respectively, although the profit recorded in fiscal year ended March 31, 2002 included a profit generated on disposal of the CAMD division of £5,032,000. The underlying losses resulted principally from costs associated with the manufacture of pharmaceutical products, and the research, development and clinical testing activities of product candidates. In the fiscal year ended March 31, 2004, the Company had U.K. GAAP profits of £1,265,000, although continuing profitability will depend on the Company’s ability to generate sufficient revenues from existing product sales and product candidates that are currently under development and to enter into new partnerships for the licensing of its product candidates while maintaining existing partnerships, particularly during the forthcoming years while the Company anticipates increasing its costs in relation to establishing a salesforce and other manufacturing based projects.

If the Company is unable to maintain existing or enter into new collaborative arrangements, its ability to develop and market product candidates will suffer and it may be unable to sustain its business.

     One of the Company’s primary focuses is on the research and development of new pharmaceutical products, and, therefore, it will be dependent on its existing alliances and new alliances with third parties to provide development, manufacturing, marketing and sales capabilities. The Company’s ability to obtain new agreements will depend, in part, on the success of its clinical trials. Collaborators and licensees have significant discretion over the resources they devote to these efforts. The Company’s success, therefore, will depend on whether these third parties perform their responsibilities and devote sufficient resources to collaborations with the Company. The Company cannot guarantee that:

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

If the livestock from which the Company obtains antisera or the snakes from which the Company obtains venom, develop diseases, the Company may be unable to meet its current or future antibody requirements.

     The Company currently supplies all of the antisera required for the production of its polyclonal antibody products from its own flocks of sheep in South Australia and Tasmania. The Company takes stringent precautions to minimize the risk of animal diseases, including scrapie, which could affect its sheep or the safety of its products. All of the sheep used by the Company to produce its antisera are located in Australia, which the office of the Australian Chief Veterinary Officer has acknowledged as being scrapie free. However, animal diseases could affect the Company’s flocks and therefore its ability to produce antisera.

     The Company currently sources three of the four venoms used in the production of its treatment for rattlesnake bites (CroFab™) from specimens in captive colonies maintained by third parties in Utah and Florida in the United States. The fourth venom is obtained from the Company’s own captive colony in Utah. The Company takes stringent precautions by quarantine, by testing and by veterinary clinical care to maintain captive specimens free of reptile diseases as certified by consulting veterinarians. However, reptile diseases could adversely affect captive specimens and the ability to obtain timely supplies of venom.

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

     The Company requires supplies of certain raw materials, such as crotalid snake venom and digoxin, for use in the development and manufacture of its products and product candidates. Although the Company has no reason to believe that its suppliers will be unable to procure adequate supplies of such raw material on a timely basis, disruptions in supplies, including delays due to the inability of the Company’s suppliers, or the Company, to procure raw materials would have a material adverse effect on the Company’s business. The Company also relies on third party contractors to provide critical services such as the filling and freeze-drying of product into vials. Problems at contractors’ facilities in the recent past have caused delays and disruptions in supplies of the Company’s marketed products and, despite efforts to dual supply critical suppliers and service providers, there can be no assurance the Company will not experience similar delays in the future.

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

The Company’s competitors may have greater resources for developing product, and, as a result, may be able to develop products that are superior to, or less costly to manufacture than, the Company’s products or product candidates or launch competing products before it does.

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

     The Company’s ability to market successfully any product it may develop will depend in part on the level of reimbursement that government health administration authorities, private health coverage insurers and other organizations provide for the cost of the Company’s products and related treatments. The Company may not be able to sell the Company’s products profitably if reimbursement is unavailable or limited in scope. Increasingly, third-party payors, including governmental agencies, are attempting to contain health care costs in ways that are likely to impact the Company’s development of products, including:

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

     Proteus was originally founded in 1987 and was incorporated in England and Wales under the Companies Act 1985 on January 12, 1990, as a public company limited by shares. Proteus was engaged in the business of research for the discovery of novel drugs using two technologies: immunotherapeutic vaccines and computer-aided molecular design.

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

     In July 2001, the Company sold its CAMD operations and certain rights to products in research to Tularik, Inc., a drug discovery company headquartered in San Francisco, California, USA. The Company’s CAMD technology consisted of its proprietary Prometheus virtual screening software and associated know-how and its VA Linux hardware system.

     On June 18, 2003, the Company acquired Enact when its recommended offer was declared wholly unconditional. Enact provided the Company with both a potential high margin late stage product and earlier stage research projects. Several of the non-core research projects have subsequently been out-licensed to Nanomor Biomedical Limited and Morvus Technology Limited.

     The Company’s address is The Heath Business & Technical Park, Runcorn, Cheshire, WA7 4QF England. Its telephone number is 011-44-1928-518-000. The Company’s address in the U.S. is 5214 Maryland Way, Suite 405, Brentwood, Tennessee 37027. Its U.S. telephone number is (615) 327-1027.

Business Overview

     The Company’s core technology is focused on immunotherapeutics and oncology. Immunotherapeutics encompasses the use of antibodies to combat the effects of disease or poisoning. This can be done either actively through vaccines or passively by administration of pre-formed antibodies.

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

     Protherics has four launched products generating revenues, one outlicensed technology generating a royalty revenue stream, and several product candidates in various stages of development.

     The acquisition of Enact in June 2003 has provided the Company with a broader research and development pipeline and technology platforms with one product in the process of registration although currently generating revenues on a named-patient basis, one currently in clinical trial and a further product with the potential to enter clinical trials. These products are targeted at the treatment of cancer. The most advanced is a compound which can reduce some of the toxic effects of a drug widely used in cancer therapy, while the other two products can potentially be used in the treatment of cancers which are resistant to currently available drugs.

Operations

     The Company has research and development laboratories in Runcorn, Cheshire in the U.K., good manufacturing practice compliant manufacturing facilities in Wales, Australia and Salt Lake City, Utah, and administrative, clinical development and regulatory affairs facilities in Runcorn and Nashville, Tennessee, U.S.A. The Company also maintains a small administrative office in London.

Corporate Partnerships, Collaborations and Joint Ventures

     Historically, the Company has entered into licensing and collaborative agreements with pharmaceutical companies and other entities with established distribution capabilities to market their products. See “Item 10. Additional Information – Material Contracts.”

Products

The following table lists the Company’s products currently in production or under development:

			Distribution	Next Significant
Product	Principal uses	Status	Partner / Licensee	Milestone(3)
Products Commercially Available

CroFab™	Crotalid (rattlesnake) envenomation – United States	Launched	Altana (US) Swedish Orphan (Europe)	Expansion of sales throughout U.S. market

DigiFab™	Reversal of digoxin toxicity	Launched (U.S.) U.K. marketing authorization submitted September 2004	Altana (US) Swedish Orphan (Scandinavia) Beacon Pharmaceuticals (Europe excl. Scandinavia) Mayne Pharma (Australia/SE Asia)	European marketing approval expected 2005

Voraxaze™	Methotrexate toxicity	Orphan Drug designation in E.U. and U.S. Sold on named patient basis within E.U. and on compassionate use basis in the U.S.	IDIS (European named patient sales)	Regulatory submission to FDA and European authorities planned early 2005

ViperaTAb™	Vipera berus (common adder snake) envenomation –Northern Europe	Sold on a named patient basis	Swedish Orphan (Europe)	Expansion of sales to European Union

Bovine Spongiform Encephalopathy (BSE) Diagnostic Technology	Detection of BSE in carcasses	Outlicensed and generating revenues	Licensed to Enfer Scientific and Abbott Laboratories, via Enfer Scientific	Potential testing in the U.S.

			Distribution	Next Significant
Product	Principal uses	Status	Partner / Licensee	Milestone(3)
Products in Development

Angiotensin Vaccine	Hypertension	Program of formulation trials with range of adjuvants(2)	—	Results of formulation trials expected 4th quarter 2004

CytoFab™ (formerly CytoTAb™ )	Treatment of sepsis	Phase III planning	To be determined	Agreement sought with strategic partner

NQO2	Cancer therapy	Phase I trial(2)	—	Trial results expected 2005

VEGF Vaccine	Cancer therapy	Pre-clinical testing	—	Pre-clinical testing in model of metastasis with a proprietary adjuvant

CroVet™ antivenin	Rattlesnake envenomations in animals	Evaluating opportunities for commercialization	To be determined	Decision on whether to pursue registration under review

GnRH Animal Vaccine	Animal castration	Phase II(3)	Janssen Animal Health	Not in active development

GnRH Human Vaccine	Prostate cancer	Phase II(2)	—	Not in active development

Products in Research

Metalloorganic	Ovarian cancer	Research	—	Pre-clinical testing in tumor model

(1)	Each of the dates of next significant milestones represents the Board of Protherics’ expectations based on progress to date. There can be no assurance, however, that any of these dates or milestones will be achieved.

(2)	To date all clinical trials have been conducted in the U.K.

(3)	Equivalent stage of development for animal health products

Products Commercially Available

     CroFab™ is the Company’s polyclonal antibody product for treatment of envenomations from North American crotalids (for example, rattlesnakes). The Company received regulatory approval by the U.S. Food and Drug Administration (the “FDA”) in October 2000, and launched the product in the U.S. prior to the spring 2001 snakebite season. The product is being distributed by Fougera, a division of Altana Inc. It is the first new entry into the crotalid antivenin market in over 50 years. CroFab™ is indicated for the management of patients with minimal or moderate envenomation and is intended for treating bites early in the course of poisoning to prevent them from developing into more severe cases.

     The competing product in the U.S., which was introduced over 50 years ago, is based on horse serum, although it is believed the manufacturer has discontinued production for the U.S. market. A manufacturer of another horse serum product that does not have regulatory approval in the U.S. exists in Mexico. This Mexican antivenin may, in the future, compete with CroFab™.

     DigiFab™ is a polyclonal antibody product for the treatment of digoxin overdose. Digoxin is a widely prescribed drug for the treatment of cardiac conditions. It has a narrow therapeutic range which can cause life-threatening toxicity. In August 2001, the Company received FDA approval for marketing DigiFab™ in the U.S., the primary source of demand for the product, and Fougera, a division of Altana Inc. began distribution of the product in the U.S. in February 2002. There is one similar product on the U.S. market, and the Company is looking to increase its share of the market by active marketing via Fougera. The Company has submitted an application for marketing authorization for DigiFabTM in the U.K., which approval is expected in the second half of 2005. If received, the U.K. approval would facilitate mutual recognition of marketing approval throughout the E.U.

     ViperaTAb™ is produced and sold by the Company to treat bites from the European Vipera berus (“common adder”) snake. This polyclonal antibody product is currently being sold on a named patient basis in Sweden, Norway, Finland and Denmark under an agreement with Swedish Orphan AB. The Company also supplies ViperaTAb™ to the U.S. Department of Defense. The Company intends to broaden product sales in Europe.

     Voraxaze™ Prior to its acquisition in June 2003 by the Company, Enact had in-licensed and successfully developed its lead compound Voraxaze™ (glucarpidase, previously known as carboxypeptidase G2 or CPG2), which is used as a rescue therapy for methotrexate toxicity. Methotrexate is an established drug in cancer therapy with a known toxicity profile. Support therapy, such as the use of Leucovorin is routinely used to counteract general methotrexate toxicity, but it is ineffective in some cases and does not reduce the high levels of methotrexate circulating in the body. Voraxaze™ is a recombinantly produced enzyme which rapidly breaks down methotrexate, thus removing the potential for it to cause further toxicity.

     Voraxaze™ is already used on a compassionate basis through the National Cancer Institute in the U.S. Voraxaze™ was granted Orphan Drug status in the European Union in February 2003 and in the U.S. in August 2003. Sales on a named patient basis commenced in Europe in January 2004. Regulatory submission to FDA and European authorities is planned for early 2005 and, pending approval from these authorities, a full commercial U.S. and European launch is anticipated in 2006.

     BSE Diagnostic Test. There is a significant public concern in Europe and North America with respect to bovine spongiform encephalopathy (“BSE” – colloquially known as “mad cow disease”). The Company has licensed its intellectual property in transmissible spongiform encephalopathy (“TSE”) diagnosis in animals to Enfer Scientific Limited (“Enfer”) for application in the worldwide development and marketing of a test to determine whether beef carcasses are infected by BSE. Enfer markets the test in Ireland and has entered into a marketing agreement with Abbott Laboratories to market the test in other territories, initially focusing on the European market. In April 2004, Abbott Laboratories received conditional approval from the U.S. Department of Agriculture to sell the test in the U.S.

     As part of a program to address the political, commercial and health issues, a European Union (E.U.) validation study has undertaken a review of a number of alternative BSE detection tests, of which four companies’ tests were accepted for detailed evaluation. In June 1999, the European Union (E.U.) announced the results of this evaluation. The evaluation showed that three of the four tests selected for the study were 100 percent accurate in detecting BSE in samples from known infected animals. Enfer’s test was one of these tests and was the one that gave the fastest results. In June 2003, the European Commission qualified two further tests. Currently all beef carcasses from animals over 30 months old are required to be tested in the E.U.

Products in Development

     Angiotensin Vaccine. Angiotensin II is a peptide hormone which plays an important role in the control of blood pressure (by raising blood pressure in response to a fall in pressure). It is formed from a slightly larger peptide, angiotensin I, by the action of an enzyme, the angiotensin converting enzyme (“ACE”). Drugs that prevent the action of this enzyme (“ACE inhibitors”) were discovered in the late 1970s and have become market leaders in the treatment of high blood pressure and heart failure. More recently, drugs that block the action of angiotensin II have been developed and marketed and these appear to be as effective as ACE inhibitors in these indications. However, these treatments, and others, for high blood pressure require the patient to take tablets on a daily basis, and failure to do so is one of the major reasons for the poor control of blood pressure.

     In August 1996, the Company began its angiotensin immunotherapeutic project for the treatment of high blood pressure. During 1997, the Company completed pre-clinical proof of concept and optimization studies for a vaccine to trigger the production of antibodies targeting angiotensin I and selected a formulation for progression into clinical trials. In May 2000, the Company announced that its angiotensin vaccine had demonstrated its ability to raise anti-angiotensin antibodies in a Phase I study in humans, and in November 2000, the Company announced that the vaccine had lowered blood pressure in normal human volunteers on a salt-restricted diet. These results provided encouraging indications that the product is capable of blocking the blood pressure raising effects of angiotensin II.

     The angiotensin immunotherapeutic has now completed a small preliminary Phase IIa clinical trial in the U.K. in patients with mild/moderate hypertension. The vaccine again demonstrated its ability to raise anti-angiotensin antibodies and these appeared to have an effect on the renin-angiotensin system. The angiotensin immunotherapeutic is now undergoing further formulation studies with a range of adjuvants in order to determine the formulation which produces the best antibody response to take forward into a further clinical study in hypertensive patients.

     The following factors could make the angiotensin immunotherapeutic a unique treatment if successfully developed:

•	long duration of action – the product is expected to be effective for several months between doses due to the persistence of the antibodies to angiotensin;

•	improved patient compliance – the drug will be periodically administered by injection, under medical supervision, thereby avoiding the need for the patient to take medication for their high blood pressure every day;

•	smooth onset of action – there should be a gradual reduction in blood pressure over a period of weeks as the antibodies are developed, which is particularly important in elderly patients; and

•	consistent effect – as the product produces a long-term antibody response, it should provide blood pressure control across both day and night, avoiding peaks and troughs in drug effect on blood pressure.

     CytoFab™ (formerly CytoTAb™) is a product designed to neutralize the effects of tumor necrosis factor alpha (“TNFa”). The body’s inflammatory response to trauma, and certain infections and diseases, often involves the release of high levels of cytokines, such as TNFa, which themselves may have serious or even life-threatening effects. Clinical trials have demonstrated that CytoFab™ can effectively neutralize TNFa, indicating that it could be useful for treating or preventing a number of inflammatory diseases. Development of CytoFab™ is currently focused on sepsis, where the Company’s clinical trials have shown the most promise.

     In June 1998, the Company terminated its Phase IIb trial in sepsis early, having recruited 81 out of 300 patients required for this study. This trial was terminated because the Company believed at that time that the commercial risk posed to it was too great. However, data from the 81 patients enrolled in the Phase IIb trial coordinated by Vanderbilt University shows that CytoFab™ demonstrated a statistically significant reduction in two of the key clinical endpoints being studied: the amount of time patients remained in the intensive care unit and the amount of time patients required assisted ventilation.

     An end of Phase II meeting with the FDA was held in September 2003. The agreed programme included a simplified manufacturing process and a reduction in the size of the proposed Phase III clinical trial.. The Company is now seeking a collaborative partner to enable further clinical evaluation of CytoFab™ for sepsis.

     NQO2. NQO2 (NAD(P)H quinine oxidoreductase 2) is an endogenous enzyme found naturally and at high levels in certain tumor types, most notably hepatic (liver) cell carcinoma (HCC). There are no effective treatments for HCC and the recurrence rate is high; current survival after diagnosis is typically only a few months. HCC is a common cancer with an increasing incidence in the U.S. and Europe.

     Through the acquisition of Enact in June 2003, the Company has acquired a potential cancer therapy that utilizes the intrinsic over-expression of NQO2 in certain tumors. NQO2 can, in the presence of a synthetic co-factor, EP-O152R, identified by Enact, activate the prodrug (inactive form of the drug) CB1954, to its potent cytotoxic form, which is over a thousand-fold more potent that the parent prodrug. As the activation of the prodrug CB1954 occurs relatively selectively in the tumor and less so in normal healthy cells due to differences in the levels of NQO2, the therapy should confer the specificity lacking from the majority of commonly used chemotherapy treatments.

     A patent protecting the Company’s technology in regard to the co-factor has already been granted in the U.K. and the U.S. and is under examination in other territories.

     Following favorable preclinical data, a Phase I trial in which CB1954 and EP-0125R are given separately and in combination to patients with refractory cancer commenced in May 2004. The study is being undertaken by Cancer Research UK (CRUK) at two sites in the U.K. The primary endpoint of this trial will be to establish safety and tolerability, while the secondary endpoint will be to document any anti-tumor activity.

     VEGF Vaccine. The Company is researching and developing a vaccine to inhibit the action of Vascular Endothelial Growth Factor (VEGF), a protein which is involved in angiogenesis – the development and spread of new blood vessels. Angiogenesis has been implicated as an important factor in the spread and growth of secondary cancers, i.e. metastases. By inhibiting angiogenesis, metastasis, i.e., the development of secondary tumors, may be impaired. The Company has tested several formulations of the VEGF vaccine in a preclinical animal model of metastasis. Inhibition of the spread of melanoma tumor cells into the lungs was observed with several formulations. A high titre of antibodies to VEGF was seen in a recent preclinical study with a proprietary adjuvant. The Company is considering its options with regard to further development of this vaccine.

     The Company has filed a priority patent application in the U.K., and made a Patent Cooperation Treaty (PCT) filing worldwide in June 2003.

     CroVet™ is an antibody product for the treatment of envenomations from North American crotalids in animals. It is estimated that veterinarians treat close to 10,000 cases of snake envenomations each year with antivenin. The only antivenin currently on the market is a product introduced over 50 years ago and is based on horse serum. The Company has completed a veterinary trial using CroVet™ in dogs and is evaluating opportunities for commercialization of this product.

     GnRH Animal Vaccine. The GnRH hormone has the same structure and overall function in humans and animals, and therefore, the same approach to block its effects is applicable to both human and animal applications. In animal health and husbandry, the potential applications encompass fertility and behavior control and improvement in meat quality.

     The Company entered into a licensing agreement with Janssen Pharmaceutica BV (“Janssen”) to develop a GnRH Animal Vaccine. Janssen has evaluated the GnRH Animal Vaccine across a range of target species. The development program has demonstrated proof of concept in cats; however, Janssen has decided that it will not continue development of this product on commercial grounds. This program is currently on hold although the Company continues to supply academic research institutes with the vaccine for experimental purposes.

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

     Under a license agreement with the Company, ML Laboratories PLC (“ML”) conducted a dose ranging Phase IIa clinical trial in prostate cancer which indicated that a higher dose of the vaccine would be required. ML informed the Company that they did not intend to continue development of this product and the license agreement was subsequently terminated. The Company has subsequently suspended active development.

     Metalloorganics. Through the acquisition of Enact, the Company has acquired water soluble titanocene derivatives which, in vitro, show high activity against cis-platin resistant ovarian cell lines. Pre-clinical studies to investigate the effects of the lead compound in animal models of ovarian cancer are ongoing; one of the models uses ovarian cancer cells which are resistant to cis-platin.

Principal Markets

     The Company operates in the United Kingdom, the United States and Australia, and its revenues are largely attributable to its core technology of immunotherapeutics and also royalties from diagnostic testing for bovine spongiform encephalopathy. The table below shows a breakdown of revenues by geographical market for each of the last three fiscal years.

	2004	2003	2002
	£’000	£’000	£’000
United Kingdom	157	54	70
Rest of Europe	1,588	1,503	2,005
North America	18,993	9,669	5,675
Rest of the World	281	44	174

	21,019	11,270	7,924

     All diagnostic test revenues are included within the “Rest of Europe” category and amounted to £1,362,000, £1,331,000 and £1,476,000 in the years ended March 31, 2004, 2003 and 2002, respectively.

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

Seasonality

     Demand for the Company’s CroFab™ rattlesnake antivenin product is subject to seasonal fluctuations. In the U.S., demand for snakebite antivenins peaks during the spring and summer months. Hospitals and clinics typically place orders in the first 3 months of the year in anticipation of the “biting season” and for the following 6 months which constitute the season. Orders for CroFab™ rattlesnake antivenin product are usually highest during these months.

Sources and Availability of Supplies, Consumables and Raw Materials

     The Company currently supplies all of the antisera used in the manufacture of its products from its own flocks of sheep. In addition, the Company relies on certain outside suppliers of key raw materials and consumables. Specifically, the Company purchases a significant proportion of crotalid snake venom for use in the manufacture of its CroFab™ product, Digoxin for the manufacture of its DigiFab™ product and purification columns used in the manufacture of both CroFab™ and DigiFab™. Certain supplies, consumables and raw materials are purchased from single sources. See “Item 3. Key Information — Risk Factors.”

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

     The Company holds a number of patents and patent applications, the most material being:

•	Voraxaze™ — The Company is in the process of filing patent applications around certain researched and unpublished aspects of Voraxaze™, with the first filing in February 2004;

•	Transmissible Spongiform Encephalopathies – the Company has been granted patents for its transmissible spongiform encephalopathy diagnostic technology in the U.S., Europe (European Patent Office), South Africa, Australia and New Zealand. These patents will expire between 2012 and 2015. The European patent was granted in 1999 and opposed by four companies. The opposition is now in the appeals stage. Patent applications are pending in the U.S., Canada and Japan, claiming a priority date of December 3, 1991. The first U.S. divisional patent was granted on April 30, 2002. A further application to cover new variant Creutzfeldt-Jacob Disease was filed in January 2004;

•	GnRH vaccines – the Company has been granted patents for GnRH analogues and their use in vaccines in the U.S., U.K., Canada, New Zealand and Australia, claiming a priority date of June 5, 1987;

•	Angiotensin vaccine – The Company has pending patent applications for angiotensin peptide analogues and vaccine uses in Europe, Canada, Japan, the U.S., and Argentina, all claiming a priority date of June 24, 1997. Both the New Zealand patent and the Australian patent have been granted and notification has been received that the European patent will be granted in Q4 2004;

•	VEGF (Vascular Endothelial Growth Factor) vaccine – The Company has filed a priority patent application in the U.K., and a PCT filing in June 2003 for a vaccine to inhibit the action of VEGF, a protein which is involved in the formation of new blood vessels during cancer spread (metastasis);

•	Non-Ionic Surfactant Vesicles (therapeutic) – The Company has been granted a patent for use of non-ionic surfactant vesicles in the treatment of inflammatory and other human diseases in South Africa. The Company has submitted a patent application in the U.K. claiming a priority date of August 2, 1995, and a patent cooperation treaty patent application on September 1, 1996. The Company has decided not to proceed further with these applications after reviewing the commercial viability of the technology;

•	Anti-TNFa antibodies — The Company has been granted U.K., U.S., Canadian, Japanese, European (European Patent Office, “EPO”), New Zealand and Australian patents for use of Fab fragments of anti-TNFa antibodies in medicine, particularly for the use in the treatment of sepsis. The European patent is being maintained in France, Germany, Italy and Spain. The majority of these patents expire in 2014, although the U.S. patent is due to expire in 2018;

•	Mixed monospecific polyclonal antivenins — The Company has been granted European, United Kingdom, Australian and Russian Federation patents on the use of mixed monospecific polyclonal antivenins. These patents are projected to expire on April 24, 2012, other than the Australian patent, which is expected to expire on April 24, 2008. Applications are being pursued in Japan and the Company has been informed that an application in the U.S. will be granted before the end of the current fiscal year;

•	NQO2 – The Company has filed patent applications in Europe (EPO), U.S., Japan, Canada, U.K, and Hong Kong around using NQO2 to activate prodrugs in the presence of an added co-factor. The priority date for filing is June 1997 and the filing date is June 15, 1998; the expected expiry date for any patents is June 15, 2018. Patents have been granted in the U.K. and Hong Kong and the applications are proceeding in the other territories, with first U.S. grant expected later in 2004;

•	Metalloorganics – The Company, through the acquisition of Enact, has acquired exclusive options on applications for two families of patents, including one already granted in Singapore and South Africa, covering both the synthesis and the use of water-soluble titanocene compounds. The priority dates for these patents are December 1999 and July 2002, respectively.

Third Party Patent Rights

     Rockefeller University held a European patent, which has now been revoked, which could be construed to cover use of anti-TNFa antibodies. Rockefeller University also holds patent rights related to this revoked European patent in the U.S., Australia and Japan. The Board believes that due to the precise nature of most of these patent rights in Australia and the U.S., commercial exploitation of CytoFab™ in these territories will not infringe any valid claims of these patents. The Company is aware of U.S. patents granted to Rockefeller University in October 2001 and July 2002 relating to a neutralizing antibody to a mediator substance which, if valid, could be used to restrict the Company’s development of anti-TNFa products, including CytoFab™ in the U.S. The Company has an opinion from their U.S. patent attorney that CytoFab™ does not infringe the claims of these patents. The Company has specific patents in the U.S. and other territories covering the use of Fab fragments of anti-TNFa antibodies, as summarized above.

     The Company is aware of two U.S. patents granted in August 1997 and August 1998 in the name of Genentech, Inc. (“Genentech”) that cover anti-TNFa antibodies. One patent relates to a TNFa antagonist comprising an antibody that neutralizes cytotoxic activity of human TNFa. There are also claims to Fab fragments of a variable region of the antibody. The second patent relates to a method of treatment of graft versus host reaction that comprises administering to a patient a therapeutically effective dose of a TNFa antagonist. If valid, these patents could be used to restrict the Company’s development of anti-TNFa products, including CytoFab™, in the U.S. and other territories in which equivalent rights exist. However, the Company has obtained opinion from a U.S. patent attorney that the claims of the former patent are invalid over the prior art, and that it is arguable that the claims of the latter are similarly invalid.

     The Company has identified a series of patents (e.g. European and Australian) that correspond to the Genentech anti-TNFa antibody patents, and a Dainippon European patent, relating to human recombinant TNFa. These patents contain claims to certain forms of recombinant human TNFa and consequently they could, if valid, be used to restrict the Company’s use of recombinant human TNFa (in the form claimed by the patents) to produce anti-TNFa antibodies in the territories in which the patent is maintained. The Company will take steps to ensure that its supplier of TNFa is appropriately licensed under the patents, failing which, it will consider its alternative options, such as contesting the validity of the patents.

     Additional patents and applications are in existence, which could limit the commercialization of CytoFab™. These include patents, or patent applications, in the names of Peptide Technology, Centocor, Kennedy Institute, Abbott (formerly Knoll) and Unisearch. The Company has taken advice from its patent agents, and the progress of the patent applications is being monitored. The Directors believe that, overall, these patents and applications will not inhibit the use of CytoFab™ in the treatment of sepsis. The Company has opposed an Australian patent application and a European patent, both in the name of Abbott, which relate to the use of TNF antagonists to treat sepsis in patients with particular IL-6 levels, with a view to preventing the Australian application proceeding to grant and getting the European patent revoked.

     Professor Sean B. Carroll created a family of patents relating to purified polyvalent antivenins and methods of purifying antivenins using immuno affinity techniques, which, if valid, could be used to attempt to limit exploitation of the Company’s antivenin products. Professor Carroll assigned all rights in the patents to Ophidian Pharmaceuticals, Inc. who subsequently assigned all rights in the patents to Promega Corporation (“Promega”). In 2001, the Company entered into an agreement with Promega to obtain an exclusive world-wide license to utilize these patents, and should the Company satisfy the written royalty payment terms by December 31, 2004, these patent rights will be assigned to the Company.

Trademarks

     The Company has registered the following active trademarks in the jurisdictions which are specified below:

•	CroFab® in the U.S.;

•	CytoFab® in the United Kingdom, Europe and the U.S.;

•	CytoTAb® in the United Kingdom;

•	DigiFab® in the U.S.;

•	DigiTAb® in the United Kingdom and the U.S.;

•	ViperaTAb® in the United Kingdom; and

•	Voraxaze® in Europe.

     In addition, applications to register the following active trademarks are currently pending:

•	DigiFab™ in Europe; and

•	Voraxaze™ in the U.S.

     Registrations of the trademarks CroFab®, CytoTAb®, DigiTab®, and ViperaTAb® are also held in various other jurisdictions.

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

     In Europe, the Company must take into consideration:

(a)	the regulatory climate within the European Union, including the influence of the International Conference on Harmonization, and the approach of the European Medicines Evaluation Agency and its expert advisory committee, the European Committee for Proprietary Medicinal Products, as well as

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

     Governments may also influence the product price through the control of national healthcare systems and organizations which may bear the cost of supply of such products. In the United States, government-funded or private medical care plans can influence prices, and there are a variety of indirect controls.

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

     Approval Procedures and Criteria — The FDA generally applies the same requirements for approval of all products:

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

     Orphan Drug Status - The Orphan Drug Act of 1983 encourages manufacturers to seek approval of products intended to treat “rare diseases and conditions” with a prevalence of fewer than 200,000 patients in the United States or for which there is no reasonable expectation of recovering the development costs for the product. For products that receive orphan drug designation by the FDA, the Orphan Drug Act provides tax credits for clinical research, FDA assistance with protocol design, eligibility for FDA grants to fund clinical studies and a period of seven years of marketing exclusivity for the product following FDA marketing approval. The Company’s crotalid antivenin, CroFab™, received marketing approval by the FDA under the orphan drug program, and its methotrexate therapeutic, Voraxaze™, for which the Company is seeking marketing approval, received orphan drug designation by the FDA in August 2003.

     Accelerated Approval - The FDA may accelerate approval of medicines that offer a significant improvement in the treatment of fatal or life-threatening conditions, or conditions for which there is no alternative therapy. In certain cases, the FDA may permit Phase II and Phase III studies to be compressed into a single study. It is unusual for the FDA to base an approval on such compressed studies, and although the Company’s Voraxaze™ product approval will be considered on this basis, there can be no assurance that such combined testing would be considered acceptable for any of its other products.

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

European Union Regulation

     The European Union currently consists of 25 Member States. Pharmaceutical companies operating in the European Union are subject to regulatory controls governing the development, manufacture, labeling, supply and marketing of their products. Traditionally, regulation in this sector took the form of national legislation and self regulation through codes of practice. However, national legislation in the area increasingly reflects initiatives at the European Community level, normally in the form of Directives and regulations. There is a broad range of European Community legislation governing all aspects of activities related to medicinal products. This legislation is supplemented by numerous guidelines (which provide guidance on existing European directives relating to safety, quality and efficacy), that are not legally binding in most cases. However, failure to comply with, or a departure from, the guidelines requires justification and may, for example, raise issues as to the adequacy of data submitted in support of an application to market a product. In November 2001, many of the stand-alone Directives regulating medicinal products were brought together and codified in a single Directive (Directive 2001/83/EC on the Community Code relating to medicinal products for human use). This has since been amended by Directive 2003/63/EC (which came into force October 2003) and Directive 2004/27/EC (which will come into force October 2005).

     Pre-clinical Research - European legislation (Directive 2001/83/EC as amended by Directive 2003/63/EC and Directive 2004/27/EC) imposes certain specific requirements for pre-clinical testing of a product where the data generated will be used for an application for a product marketing authorization in the European Union. Basic provisions in legislation are expanded upon by a broad range of guidance documents issued by the European Committee for Medicinal Products for Human Use (CHMP), which, while not usually incorporated into the legislation, are extremely important for companies to follow when products are under development. Deviation by companies from such guidance, particularly where they are specific to product groups, would generally require a strong justification upon application for a marketing authorization. Directive 86/609/EEC establishes pre-clinical research standards to be met by research institutions engaged in animal research. These provisions are enforced through registration and inspection. Additionally, Directive 87/18/EEC on good laboratory practice establishes high standards of practice and associated legislation for laboratories, with compliance again monitored through a system of inspection.

     Clinical Research - European legislation also stipulates requirements for conducting research in human beings where the data is intended to be utilized in a marketing authorization application (Directive 2001/83/EC as amended by Directive 2003/63/EC and Directive 2004/27/EC). The European Committee for Medicinal Products for Human Use (CHMP) has issued a number of guidance documents. In particular, these include guidelines on good clinical practice, which adopt the texts developed by the International Conference for Harmonization. These guidelines became effective in January 1997 and take account of European Committee for Medicinal Products for Human Use (CHMP) guidelines on good clinical practice previously adopted in 1990. In addition, some general legislation, such as the Data Protection Directive (95/46/EC), is also relevant to the conduct of clinical research. Aside from these provisions, however, the conduct of research in the European Union was not until recently subject to specific European Union legislation. In April 2001 the European Commission enacted Directive 2001/20/EC on the approximation of the laws, regulations and administrative provisions of the member states relating to the implementation of good clinical practice in the conduct of clinical trials on medicinal products for human use. The Directive required member states to comply with its terms by May 1, 2004. The aim of this Directive is to harmonize the regulation of clinical research across the European Union. Failure to satisfy the requirements, which include adherence to good clinical practice, may lead to a rejection of an application for a marketing authorization.

     Obtaining a Marketing Authorization - No pharmaceutical product may be marketed in the European Union without a marketing authorization (although national legislation in some member states permits a product to be sold on a named patient basis). The UK Medicines Act 1968 governs applications for marketing authorization for human use in the United Kingdom. The Medicines Act implements in the United Kingdom detailed European Union Directives on the licensing of pharmaceutical products. Each time new legislation is introduced at the European level, it is implemented in the United Kingdom pursuant to the Medicines Act. As a result, the core rules in force in the United Kingdom are the same as those in force in other states within the European Union. In addition, individual countries within the European Union may implement some additional national legislation relating to, for example, specific labeling requirements or in areas where there is no existing European Union Directive.

     Registration Systems - Three principal systems exist in the European Union for registering pharmaceutical products in order to obtain a marketing authorization: the national system, the mutual recognition system and the centralized system.

     The national system involves the submission of a marketing authorization application to a single member state of the European Union. When a company wishes to apply for marketing authorizations in more than one European Union state, the mutual recognition system or the centralized system described below must be used.

     The mutual recognition system involves a marketing authorization application initially directed to one national regulatory authority. As soon as one member state has given approval for marketing, this decision is circulated to other member states nominated by the applicant. There is a specified timetable for this procedure which includes an arbitration process for resolving disputes and for arriving at a final decision, which is administered by the European Committee for Medicinal Products for Human Use (CHMP). Such decision is legally binding both on the applicant and on the European Union member states involved. The arbitration process may significantly lengthen the time from initial application to approval in all nominated member states. The result of such process may impose limitations not just on the marketing authorization applied for, but also on marketing authorizations obtained prior to the arbitration process.

     The centralized system is a process for which there is a single application, a single evaluation and a single authorization for medicinal products. This system applies only to certain types of applications (it is compulsory for certain biotechnology products and optional for certain other products, including new chemical entities not previously authorized in the European Union, medicinal products administered by significantly innovative and novel delivery systems and significant new indications for existing products). It should be noted that the scope of the Centralized system has been amended in Regulation 726/2004 which comes into effect November 20, 2005.

     The centralized process is administered by the European Medicines Agency (described below). A marketing authorization granted pursuant to the centralized procedure is recognized in all European Union member states. As with the mutual recognition system, a specific timetable is specified for evaluation of the application, including allowances for appeals.

     The European Agency for the Evaluation of Medicinal Products was established by Council Regulation EEC No. 2309/93 of July 1993 with effect from January 1, 1995. This Regulation has been replaced by Regulation 726/2004 which largely comes into effect November 20, 2005 (under this new regulation the EMEA is now referred to as the European Medicines Agency). The EMEA is responsible for co-ordinating the evaluation and supervision of medicinal products for both human and veterinary use across the European Union. On the basis of the EMEA’s opinion, the European Commission authorizes the marketing of a product approved by the centralized system and arbitrates between member states of the European Union on other medicinal products submitted under the mutual recognition system. The EMEA comprises a management board, three committees of scientific experts responsible for preparing the EMEA’s opinion (one for medicinal products for human use, one for medicinal products for veterinary use, and one for the designation of “orphan drugs” for rare diseases), an executive director and a permanent secretariat.

Criteria Assessed in Obtaining a Marketing Authorization - European Directive 2001/83/EC (as amended by Directive 2003/63/EC and Directive 2004/27/EC) sets out the basic principles for the regulation of marketing of medicinal products within the European Union. The criteria for the grant of a marketing authorization are quality, safety and efficacy. In order to demonstrate these criteria, a wide range of information and data are required to be submitted to the relevant regulatory authority. The exact requirements as to the analytical, pharmacotoxicological and clinical standards and protocols in respect of testing medicinal products to be submitted are detailed in European Directive 2003/63/EC. In summary, any application for a marketing authorization must be accompanied by, among other things, the results of:

•	physico-chemical, biological or microbiological tests (establishing the quality of the products),

•	pharmacological and toxicological tests (establishing the safety of the product), and

•	clinical trials (studies in humans establishing efficacy and safety).

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

     Maintenance of Marketing Authorizations - A marketing authorization application may be submitted when appropriate data is available. The submission of an application to a regulatory authority does not guarantee that a license to market the product will be granted by that regulatory authority. Furthermore, each regulatory authority may impose its own requirements and may refuse to grant or may require additional data before an approval, even though the relevant product may have been approved by authorities in other countries. The time taken to obtain a national approval in individual countries varies, but can take from a few months to several years from the date of application. The trend over the years has been towards greater regulation. Marketing authorizations are granted subject to certain generally applicable conditions and may also be subject to product specific restrictions determined by regulatory authorities.

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

     The requirements for the performance of comprehensive pharmacovigilance for marketed products are designed for companies and regulators to detect product safety concerns and to take appropriate action in the interests of public health. The harmonization and streamlining of compulsory action and decision making on such matters in the European Union through the European Committee for Medicinal Products for Human Use means that, increasingly, a concern arising in one member state in relation to a product marketed in several states will be examined at the European Union level and the outcome of the examination will affect the product and its authorization across all member states in which it is sold and supplied.

     Manufacturing - Manufacturing conducted within the European Union must meet good manufacturing practice requirements (Directive 2003/94/EC which replaces Directive 91/356/EEC). Legislation (Directive 2001/83/EC as amended by Directive 2003/63/EC and Directive 2004/27/EC) imposes precise obligations upon manufacturers, in particular with regard to control, batch testing and release of products in the European market and the qualifications for the personnel authorized to undertake such activities (the Qualified Person). Inspections of manufacturing site facilities and procedures are regularly undertaken, both by local inspectors and by inspectors from other countries in which the product is to be sold. Failing an inspection may result in:

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

     Currently under European Union law, a third party is effectively prevented for a period of between six and ten years from authorization, or in some cases, until expiration of the patent, if sooner, from relying upon data submitted in support of a prior full application by the originator, except in certain defined and limited circumstances.

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

     It should be noted that when Directive 2004/27/EC comes into force in October 2005 this period of protection will be 10 years for all member states.

     The above rules do not, however, prevent a competitor from making a marketing authorization application accompanied by:

•	a full data package compiled by the competitor;

•	reference to published literature; or

•	with the consent of the owner of the original data, cross reference to the data held on file by the regulatory authorities.

     The rules are only intended to limit the circumstances in which a marketing authorization may be granted without submission of a full data package, in order to protect the interests of the originator of the filed data who undertook and resourced the original research necessary to support an application to market. With the current legislation the rules are unclear in some respects, for example in cases where variations have been approved, and their interpretation is subject to variation and dispute. However

Directive 2004/27/EC specifies an increased protection period of 11 years maximum when the Marketing Authorization Holder, during the first eight years, obtains an authorization for one or more new therapeutic indications, which bring a significant clinical benefit.

     The Company’s Product Candidates - Several, if not all, of the human therapeutic products currently being developed by the Company will fall within the ambit of Regulation 2309/93 (centralized authorization). All products developed by means of recombinant DNA technology or the controlled expression of genes coding for biologically active proteins in prokaryotes and eukaryotes including transformed mammalian cells or hybridoma and monoclonal antibody method, known as “Part A” products, are subject to compulsory centralized authorization for the purposes of marketing within the European Union. In any remaining cases, there may be an option as to the approval process followed. Products falling within Part B of the regulation, which can generally be summarized as products constituting significant innovation, based upon radioisotopes or of significant therapeutic interest, may be pursued centrally or through mutual recognition. Ten years “marketing exclusivity” will apply across all member states where centralized procedures are applied. As stated previously the scope of the Centralized system has been amended by Regulation 726/2004, which will replace Regulation 2309/93, and which comes into effect November 20, 2005.

     During the development phases of the products, all clinical research programs must be conducted according to local and European Union requirements in order to ensure the acceptability of the data generated for European Union regulatory purposes. The Clinical Trials Directive (2001/20/EC) requires that both regulatory clearance and Ethical Approval are obtained prior to commencing a clinical study in either healthy volunteers or patients.

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

Organizational Structure

     Protherics PLC acts as the holding company of a group consisting of its directly and indirectly held subsidiaries. Protherics PLC has the following principal subsidiaries:

	% Held	Status	Country of Incorporation
Direct Holdings
Protherics Molecular Design Limited	100	trading	England and Wales
Protherics Inc.	100	trading	U.S.A. (Delaware)
Enact Pharma PLC	100	trading	England and Wales
Proteus Biotechnology Limited	100	dormant	England and Wales
Genethics Limited	76	dormant	England and Wales
Indirect Holdings
Protherics UK Limited	100	trading	England and Wales
Protherics Australasia pty Limited	100	trading	Australia
Protherics Utah Inc.	100	trading	U.S.A. (Delaware)
Protherics Services pty Limited	100	trading	Australia
Kymed GB Limited	100	dormant	England and Wales
Enzacta R&D Limited	99.8	dormant	England and Wales
DeMontford Biopharma Limited	100	dormant	England and Wales
Enzacta Limited	99.8	dormant	England and Wales
TAb (Wales) Limited	100	dormant	England and Wales
TAb (London) Limited	100	dormant	England and Wales
Polyclonal Antibodies Limited	100	dormant	England and Wales

Property, Plants and Equipment

     The Company leases its corporate headquarters, 4,247 sq. ft. of lab and office space at The Heath Business & Technical Park, Runcorn, Cheshire WA7 4QF from SOG Limited. This lease commenced on April 1, 2004, for an initial period of one year and is renewable annually at the option of the Company. In addition, the Company leases a corporate office at 3 Creed Court, 5 Ludgate Hill, London EC4M 7AA. This lease commenced in October 2003 and is for an initial period of 3 years.

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

     Protherics Australasia Pty Limited, a subsidiary of the Company, produces antisera at its facilities leased from the Turretfield Research Centre at Rosedale, near Adelaide, South Australia, where the Company has constructed offices, laboratories and a cleanroom. The lease of the Turretfield Research Centre property will expire on July 31, 2005, with an option to extend the term for a further ten years. The South Australian Minister for Primary Industries (the “Minister”) holds a security interest on the buildings and equipment of Protherics Australasia Pty Limited in connection with notes payable in the principal amount of A$1,287,000. Repayment is in equal annual installments with the final installment due in August 2007. The interest rate is variable at the discretion of the Minister and is payable annually.

     The majority of the Company’s sheep flock are located at Martindale, South Australia, where the Company has an agreement with Martindale Holdings pty Limited for the grazing rights for up to 6,000 sheep. The agreement, which expires on May 31, 2008 with the option to extend for two further five-year periods, is terminable with twelve months’ notice.

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

     On July 12, 2001, the Company completed the sale of CAMD to Tularik, Inc. The operating results for this division were included in the Company’s results for the period up to the date of disposal.

     In September 2003, the Company completed its acquisition of the outstanding shares of Enact Pharma PLC (“Enact”), the OFEX traded biopharmaceutical company and the results of the businesses acquired have been included in the operating results from this date.

Operating Results

Year Ended March 31, 2004 Compared to Year Ended March 31, 2003.

     Total revenues for the fiscal year 2004 increased by £9,749,000 or 87% to £21,019,000 from £11,270,000, of which the Enact acquisition contributed £137,000. The growth in revenues was driven by further development of the markets for the Company’s two main products, CroFab™ and DigiFab™. CroFab™ contributed sales of £13,194,000, up 55% from fiscal year 2003, whereas DigiFab™ generated sales of £5,960,000, including the final milestone due under the Altana distribution agreement of £318,000, compared to £1,194,000 in fiscal year 2003. There was an increase in ViperaTab™ sales from £211,000 to £284,000 after the reduction in fiscal year 2002 which was due to customers holding high stock levels.

     Royalty income from Enfer Scientific relating to the BSE testing increased by £85,000 to £1,362,000 following a small increase in revenues from Europe. Other revenues amounted to £82,000 as compared to £68,000 in fiscal year 2003.

     Although product revenues rose 94% from £9,925,000 in fiscal year 2003 to £19,251,000 in fiscal year 2004, operating costs, including goodwill amortization of £782,000, in that period rose just 67% from £11,874,000 to £19,774,000. This resulted in the Company recording an operating profit of £1,245,000 in fiscal year 2004 compared to an operating loss of £604,000 for fiscal year 2003. This improvement is the result of an increase in overall revenues and the continuing drive to reduce manufacturing cost of sales, most notably CroFab™.

     Cost of sales increased 60% to £9,461,000 for fiscal year 2004 from £5,920,000 in fiscal year 2003, a rate of increase significantly lower than product revenues. This is due to a combination of increasing DigiFab™ sales which is a significantly higher margin product than CroFab™, and continuing manufacturing improvements which increased both yields and efficiencies in fiscal year 2004 as compared to fiscal year 2003.

     The Company has a high proportion of its income derived from the U.S. markets, where pricing is in U.S. dollars. Manufacturing costs occur predominantly in pounds sterling and Australian dollars. Currency exposures are managed by a policy of forward covering of expected revenues for up to 12 months on a rolling basis. Although it is anticipated that the unit costs of CroFab™ will continue to fall during fiscal year 2005, the effects of these improvements on the operating results of the Company will be counteracted by the effects on revenues of the weakening U.S. dollar over the past 12 months.

     In fiscal year 2004, total research and development expenses increased by £2,077,000 or 131% from £1,591,000 to £3,668,000. The most significant contributor to this rise was the high levels of research and development currently being performed on Voraxaze™ in preparation for the regulatory submission to the FDA which is planned in fiscal year 2005, along with studies for the Company’s Angiotensin Vaccine, VEGF Immunotherapeutic Vaccine and NQO2 product candidates.

     Administration expenses, excluding goodwill amortization, for fiscal year 2004 increased by £1,500,000 reflecting a growth in both the existing and acquired operations of the Company. Goodwill amortization of £782,000 in fiscal year 2004 arose as a result of the Enact acquisition in June 2003.

     Interest income for fiscal year 2004 decreased by 46% to £54,000 due to a combination of lower cash and short term investment balances held by the Company and reductions in interest rates.

     Interest expense for fiscal year 2004 increased by 455% to £527,000. The main factors contributing to this rise represent the interest due on the 6% Unsecured Convertible Loan Notes issued as the main part of the consideration for the Enact acquisition, and the additional asset financing secured to expand the manufacturing capacity of the Company.

     The tax credit recognized in fiscal 2004 arose from two sources. The tax credit due from the surrender of tax losses for cash following the incurrence of qualifying U.K. research and development expenditure amounted to £252,000 although a charge of £62,000 was recognized in respect of adjustments to prior years. Following the recognition of a deferred tax asset in respect of part of the trading losses incurred in Australia in fiscal 2003, a similar asset was recorded in respect of the Company’s U.S. operations of £267,000 in fiscal 2004. The directors are of the opinion that, based on recent and forecast trading, the levels of profit in these territories in the forthcoming years should lead to a realization of this asset.

     The equity minority interest credit in fiscal year 2004 reflects the minority Enact shareholder’s share of the losses of Enact prior to the purchase of the final shareholdings.

     The Company’s net profit for the 2004 fiscal year was £1,265,000 compared to a loss of £238,000 for fiscal year 2003.

Year Ended March 31, 2003 Compared to Year Ended March 31, 2002

     Total revenues for fiscal year 2003 increased by £3,346,000 or 42% to £11,270,000 from £7,924,000 for fiscal year 2002, despite fiscal 2002 including revenues of £963,000 from the CAMD division sold during that year, as the Company continued to develop the markets for its two key products, CroFab™ and DigiFab™. CroFab™ contributed sales of £8,520,000, up 73% from fiscal year 2002, whereas DigiFab™ generated sales of £1,194,000 compared to £102,000 in the two months following its launch in fiscal year 2002. There was a small reduction in revenues generated from ViperaTAb™ from £346,000 to £211,000 due to high stocks being carried forward by customers following the strong sales reported in fiscal year 2002.

     Royalty income from Enfer Scientific relating to the BSE testing reduced by £199,000 to £1,277,000 with increasing revenues from Europe being more than offset by reductions in the Irish market. It was anticipated that while the trend of this revenue stream between the Irish and European markets would continue into 2004, total BSE testing revenue would not be significantly affected. Other revenues amounted to £68,000 as compared to £100,000 in fiscal year 2002.

     Despite an 84% increase in product revenues from £5,385,000 in fiscal year 2002 to £9,925,000 in fiscal year 2003, operating costs in that period rose just 18% from £10,026,000 to £11,874,000. This resulted in a 71% reduction in operating loss to £604,000 for fiscal year 2003 from £2,102,000 for fiscal year 2002. The overall decrease was the result of a growth in overall revenues and a drive to reduce manufacturing costs of sales, most notably CroFab™.

     Cost of sales increased 27% to £5,920,000 for fiscal year 2003 from £4,649,000 for fiscal year 2002. The growth in cost of sales was significantly less than the growth in product revenues. The most notable causes of this related to CroFab™. This was due to the high levels of fixed costs associated with the manufacturing process and continued improvements in yields and increased efficiencies. In addition, DigiFab™ is a significantly higher margin product than CroFab™ and therefore cost of sales as a proportion of revenues should fall if sales of this product continue to develop as expected.

     It was anticipated that the unit cost of CroFab™ would continue to fall as a program to increase yields and efficiencies was undertaken. DigiFab™ was anticipated to make an increased contribution to the Company’s results in fiscal 2004.

     In fiscal year 2003, total research and development expenses increased by £708,000 or 80% to £1,591,000 from £883,000 for the fiscal year 2002. Included within the expenses for fiscal year 2002 was £588,000 relating to costs incurred by the CAMD division prior to its disposal in July 2001 and therefore the increase in research and development expenses for the continuing business was £1,296,000. The fiscal year 2002 benefited from an exceptional credit of £674,000 as DigiFab™ inventory produced prior to product approval by the FDA was recognized. Up to the date of approval of a product, all inventory produced is expensed within research and development expenses. On approval, all inventory associated with the product is capitalized into inventory and later expensed into cost of goods as the product is sold. The balance of the increase arose due to the costs associated with the Phase II clinical trials on the Company’s Angiotensin Vaccine product along with increased spending to develop improvements and efficiencies to the production processes used to manufacture the Company’s products.

     Administration expenses for fiscal year 2003 decreased by £131,000 or 3% to £4,363,000 from £4,494,000 for the fiscal year 2002 primarily as a result of the disposition of the CAMD division in July 2001. Excluding CAMD, the administration expenses for the continuing business have increased by £181,000, although this includes a one-time payment of £375,000 made to buy back the rights for a second tranche of unsecured convertible debentures of up to £6,500,000 since this financing was considered inappropriate for the Company’s current circumstances. The balance of the movement in continuing administrative expenses was attributable to continued effort by management to reduce operating expenses.

     The profit on sale of discontinued items in fiscal year 2002 was a result of the sale of the CAMD division in July 2001. There were no dispositions of assets during fiscal year 2003.

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

     The tax credit of £361,000 recognized in fiscal year 2003 arose from two sources. The first was a £170,000 surrender of tax losses for cash following the incurrence of qualifying U.K. research and development expenditure. No similar credit could be claimed for the fiscal year 2002 due to the profits arising from the sale of the CAMD division. The second source represented a deferred tax asset recognized on part of the trading losses incurred in Australia since the directors are of the opinion, based on recent and forecast trading, that the level of profits in Australia in the forthcoming years should lead to a realization of this asset.

     The Company’s net loss for the 2003 fiscal year was £238,000 compared to a net profit of £2,867,000 for fiscal year 2002. Excluding the profit on the sale of the CAMD division, and the small operating profit on this discontinued operation, the fiscal year 2002 produced a loss of £2,228,000.

     As a result of a review of reprocessed product communicated to the Company by the FDA in August 2003, the Company wrote off certain inventory subsequent to the publication of its results for the 2003 fiscal year. The write-off of this inventory, valued at £537,000 at March 31, 2003, was reflected in the Company’s Annual Report for the year to March 31, 2004 as required by generally accepted accounting principles in the U.K.

Differences between U.K. GAAP and U.S. GAAP

     The Company’s net profit/(loss) for the 2004, 2003 and 2002 fiscal years as reported under U.K. GAAP amounted to £1,265,000, (£238,000) and £2,867,000, respectively. The Company’s net (loss)/profit under U.S. GAAP for the same years would have been (£10,855,000), (£889,000) and £2,769,000, respectively. The contributors to these differences were as follows:

•	Certain costs related to the development of software which were capitalized under U.K. GAAP would not meet the criteria for capitalization under U.S. GAAP. This adjustment had the effect of increasing the net profit in 2002 under U.S. GAAP by £370,000. This adjustment had no effect on the results of the Company for fiscal years 2003 and 2004.

•	Under U.S. GAAP, specific criteria are required to be met regarding sales made with the right of replacement. If these criteria are not satisfied, revenue related to these sales is required to be deferred until that replacement privilege lapses. This difference had the effect of reducing the net profit of the Company by £3,274,000 in the fiscal year 2004 (increasing the net loss of the Company by £1,119,000 in the fiscal year 2003 and reducing the net profit of the Company by £443,000 in the fiscal year 2002).

•	Under U.S. GAAP, in-process research and development acquired with Enact is separately identified and a fair market value determined at the date of acquisition. This cost is subsequently expensed in the fiscal year. The remaining goodwill as determined by U.S. GAAP is not amortized but is subject to annual impairment review. The net effect of these adjustments was to reduce the net profit of the Company by £9,199,000 in the fiscal year 2004. This adjustment had no effect on the fiscal years 2003 and 2002.

•	Under U.S. GAAP, as permitted by statement of Financial Accounting Standard No. 123, “Accounting for Stock-based Compensation” the Company applies Accounting Principles Board Opinion No. 25 (“APB 25”), “Accounting for Stock Issued to Employees”. Under APB 25, compensation expense resulting from awards under variable plans is measured as the difference between the quoted market price of the underlying shares at the date when the number of shares of stock are known (the date the performance conditions are satisfied) and the exercise price; the cost is recognized over the period the employee performs related services. Since the ultimate compensation cost is unknown until the performance conditions are satisfied, estimates of compensation cost are recorded before the measurement date based on the quoted market price of the underlying stock at period end dates where it is probable that the performance conditions will be attained.

The nature of the conditions attached to the stock option awards mean that management cannot make a reasonable estimate of the number of shares that will be eventually issued because the company cannot control the achievement of the conditions. As a consequence, the compensation expense for the stock awards is recorded when and only when the options vest and the target is achieved based on the difference between the exercise price and the market value on that date.

Under U.S. GAAP, an expense of £225,000 has been recognized in the year ended March 31, 2004. No expense has been recognized in the two years ended March 31, 2003 since the market value was below the exercise price of these options

•	Financial Accounting Standard No. 133, “Accounting for Derivative Instruments and Hedging Activities” was issued in June 1998. This standard, which was effective for fiscal years beginning after January 1, 2001, requires all derivatives to be recognized in the balance sheet as either assets or liabilities and measured at fair value. As a result of adopting FAS No.133, there was a one-time, unrealized loss of £84,000 (net of tax) to equity shareholders’ funds under U.S. GAAP as a cumulative-effect-type change in accounting principle to recognize the fair value of derivative instruments held at April 1, 2001. During the year ending March 31, 2002, the £84,000 was reclassified to current earnings, which had the same effect as settlement of the instruments under U.K. GAAP. The Company has not designated any of its derivative instruments as qualifying hedge instruments under FAS 133 and accordingly, the Company records changes in the fair value of its derivative instruments in current earnings. For the years ended March 31, 2002, March 31, 2003 and March 31, 2004, there is a difference between U.S. GAAP and U.K. GAAP to record the fair value of the derivative instruments on the balance sheet at March 31, 2002, March 31, 2003 and March 31, 2004, resulting in a decrease in profit of £25,000, a decrease in loss of £468,000 and an increase in profit of £578,000, respectively.

     Under U.K. GAAP, the Company’s shareholders’ funds on March 31, 2004 and 2003 amounted to £15,293,000 and £10,338,000, while under U.S. GAAP the balances would have been £2,877,000 and £9,817,000, respectively. The primary contributors to these differences were the deferral of revenues with right of replacement, which decreased shareholders’ funds by £4,238,000 and £964,000 in 2004 and 2003, respectively; the recognition of unrealized gains on forward foreign exchange contracts of £1,021,000 and £443,000 in 2004 and 2003, respectively; and, finally, the treatment of in-process research and development and goodwill which decreased shareholders’ funds by £9,199,000 and £nil in 2004 and 2003, respectively.

     Further discussion of the differences between U.K. and U.S. GAAP are itemized in note 27 of the financial statements included as item 18 of this report.

Liquidity and Capital Resources

     The Company has devoted its efforts and resources to drug discovery and development programs. Capital resources have been used for the establishment and expansion of production facilities, for product research and development activities, for clinical testing and to meet the Company’s overall increased working capital requirements. Future capital requirements will depend on numerous factors, including revenues generated from the sale of CroFab™, DigiFab™ and Voraxaze™, the progress of the Company’s research programs and clinical trials, the development of regulatory submissions, the commercial viability of the Company’s products, the ability to attract collaborative partners with sales, distribution and marketing capabilities, and the terms of any new licensing arrangements.

     At March 31, 2004, the Company had cash and cash equivalents totaling £3,307,000. The Company’s net cash generated from operating activities during fiscal year 2004 totaled £639,000, as compared to a net cash outflow of £1,723,000 from fiscal year 2003. This favorable movement results from the increased revenues from expanding product sales, most notably CroFab™ and DigiFab™ along with active management of working capital. However, the acquisition of Enact has led to significant cash outflows in fiscal year 2004 due to the repayment of loans, overdrafts and accounts payable acquired with the business, transaction costs and the payment of interest on the 6% Loan Notes issued to the Enact shareholders.

     Capital expenditures financed by cash reduced 22% to £1,445,000 in fiscal year 2004 from £1,862,000 in fiscal year 2003. Against these expenditures, the Company received £611,000 in grants in fiscal year 2004, £550,000 of which was received from the Welsh National Assembly in relation to the expansion of the manufacturing facility.

     Capital expenditures of £1,960,000 are budgeted for fiscal year 2005 in order to instigate process improvements, advance research and development projects and to continue expansion of the commercial production capacity against which the company has secured external financing of in excess of £800,000 in addition to anticipated receipt of a further £250,000 grant from the Welsh National Assembly. The Company also has an overdraft facility with Barclays Bank PLC of up to £2,000,000, which expires on June 30, 2005. There are no amounts drawn under this facility as of the date of filing.

     Funds for operating and capital requirements historically have been provided by the sale of equity and debt and from collaboration agreements and other financing arrangements. In May 2000, the Company received £5,207,000 net of expenses from the issue of £5,447,000 aggregate principal amount of unsecured convertible debentures. Holders of the debentures had the option of subscribing for a further amount of up to £6,500,000 in the aggregate at any time before May 23, 2003, although this option was repurchased by the Company for £375,000 on November 25, 2002. The debentures carried interest at the rate of 4% per annum and together with accrued interest, were automatically converted into ordinary shares at the end of a three-year period, if not redeemed or converted earlier. At March 31, 2003, the entire principal amount of the debenture and all accrued interest had been converted into 22,423,753 ordinary shares.

     On June 18, 2003, the Company issued unsecured convertible loan notes to those Enact shareholders who had accepted the offer from the Company with additional loan notes being issued with subsequent acceptances. By September 2003, the Company had acquired the entire issued share capital of Enact and thereby issued loan notes totaling £7,196,000. The loan notes carry interest at the rate of 6% per annum, payable twice annually in arrears. If not previously repaid, converted or repurchased, the loan notes will be repaid at par at the end of a 7-year period. The loan notes are convertible from the earlier of December 19, 2004, at 25p per ordinary share or such date that the Company has received FDA marketing approval for Voraxaze™. The terms of the loan notes permit the Company to repurchase the loan notes at any time by tender (available to all holders alike) or by privately negotiated transactions with individual holders at any price.

     In parallel with the offer made to acquire Enact, the Company raised an additional £2,351,000 net of expenses through a fully underwritten Cash Placing and Open Offer of new ordinary shares which was used to provide additional working capital for the enlarged Company and repay indebtedness of the acquired company.

     In August 2004, the Company raised an additional £9,300,000 net of anticipated expenses through a fully underwritten Cash Placing and Open Offer of new ordinary shares which is to be used to fund the following projects: pre-marketing initiatives prior to the regulatory submissions for Voraxaze™ in the U.S. and Europe and the subsequent establishment of small sales forces in both Europe and the US; further development of the antibody manufacturing process to allow further cost reductions in the manufacture of CroFab™, and qualification of an additional filling and freeze drying contractor.

     Management estimates that these cash resources, together with anticipated revenues from product sales and expected royalty payments will be sufficient to fund operations for at least the next twelve months. The principal source of liquidity in this period will be the anticipated revenues. Management’s estimate of product sales are based primarily on orders for CroFab™ and DigiFab™ currently received under its U.S. distribution agreement, which provides for orders to be made 12 months in advance of shipment. The Company’s ability to fully supply orders will depend, in part, on its ability to maintain its current manufacturing capacity, the ability of its third party contractors to fill and ship orders on a timely basis, and may be subject to other market and operating risks described herein under “Item 3. Key Information – Risk Factors.”

     The Company’s financial instruments comprise borrowings, some cash and liquid resources, forward foreign currency contracts and various items, such as trade receivables and trade payables that arise directly from its operations.

     It is, and has been throughout the period under review, the Company’s policy that no speculative trading in derivative financial instruments shall be undertaken. Gains and losses from movements in foreign currencies were significant in the fiscal year 2004, although these were largely mitigated by forward foreign exchange contracts entered into by the Company. There remains potential for significant impact on the results of the Company from exchange rate movements over the longer term. This arises from the main markets for the Company’s approved products being in the U.S. and therefore priced in U.S. Dollars, while manufacturing costs are incurred in British Pounds Sterling and Australian Dollars. For further discussion, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

     Contractual Obligations and Commercial Commitments

     The Company’s debt and lease payment commitments at March 31, 2004 are illustrated below.

		Less than	Between 1	Between 2	Over 5
	Total	1 year	and 2 years	and 5 years	years
	£’000	£’000	£’000	£’000	£’000
Long-Term Debt	7,812	500	229	—	7,083
Capital Lease Obligations	1,915	456	448	1,011	—
Operating Leases	1,850	594	449	807	—
Unconditional purchase obligations	378	378	—	—	—

     Net Operating Loss Carryforwards

     The tax credits in fiscal years 2003 and 2001 have risen as a result of research and development expenditure claimed under the Finance Act 2000. In addition, a deferred tax asset of £191,000 in respect of the operating losses incurred in Australia has been recognized in fiscal year 2003 and £267,000 in respect of the operating losses incurred in the U.S., since it is the directors’ opinion based upon recent and forecast trading that the level of profits in both Australia and the US in the forthcoming years will lead to the realization of these assets. At March 31, 2004, the Company had tax losses, subject to the agreement of the Taxation Authorities, of approximately £68 million (2003: £70 million) available for offset against future taxable profits of the same trade. Of these losses, approximately £23 million (2003: £34 million) relates to net operating losses of Protherics Inc., the use of £13 million is restricted to $1.5 million (£0.8 million) per year.

     Recently Issued Accounting Pronouncements

     In January 2003, the FASB issued FASB Interpretation No. 46 (“FIN 46”), Consolidation of Variable Interest Entities. FIN 46 was subsequently clarified and modified by FIN 46(R) in December 2003. FIN 46 clarifies the application of Accounting Research Bulletin No. 51, Consolidated Financial Statements, to certain entities in which the equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 applies immediately to variable interest entities created after January 31, 2003. For variable interests acquired before February 1, 2003, FIN 46 is effective for the Company starting April 1, 2004. Management does not expect the adoption of FIN 46 to have a material effect on the Company’s results of operations and financial position.

     In December 2003, the FASB issued FIN 46(R), Consolidation of Variable Interest Entities. FIN 46(R), replaces FIN 46 and clarifies the accounting for interests in variable interest entities. Management does not expect the adoption of FIN 46(R) to have a material effect on the Company’s results of operations and financial position.

     In May 2003, the FASB issued SFAS No. 150 (SFAS 150), Accounting For Certain Financial Instruments with Characteristics of Both Liabilities and Equity. The statement improves the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity and requires that these instruments be classified as liabilities in statements of financial position. This statement is effective prospectively for financial instruments entered into or modified after May 31, 2003 and, otherwise, is effective at the beginning of the first interim period beginning after June 15, 2003. This statement shall be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the statement and still existing at the beginning of the interim period of adoption. The adoption of SFAS 150 has not, to date, had any significant impact on the Company’s results of operations and financial position.

     In December 2003, the FASB issued SFAS No. 132 (Revised 2003), Employers’ Disclosures about Pensions and Other Post-Retirement Benefits, which is effective, subject to certain exemptions, for fiscal years ending on or after December 23, 2003. The adoption of SFAS 132 has not, to date, had any significant impact on the Company’s results of operations and financial position.

     In May 2003, the Emerging Issues Task Force (“EITF”) issued Issue No. 01-08, Determining Whether an Arrangement Contains a Lease. EITF Issue 01-08 provides guidance in determining whether an arrangement should be considered a lease subject to the lease accounting and disclosure guidance of FASB Statement No. 13, Accounting for Leases. The provisions of EITF Issue 01-08 apply to both potential lessors and lessees that have agreed or committed to arrangements, modified arrangements, or acquired arrangements in business combinations initiated after the beginning of the reporting period following May 28, 2003. The adoption of EITF Issue 01-08 did not have a material impact on the Company’s results of operations and financial position.

     In May 2003, the FASB EITF published Issue 00-21, Revenue Arrangements with Multiple Deliverables. EITF 00-21 addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue generating activities. The Issue is effective for revenue arrangements entered into for fiscal periods beginning after June 15, 2003. Although the Company currently is evaluating the impact of this new guidance, it is not expected to have a material impact on its accounting treatment of multiple element contracts under U.S. GAAP.

     At its November 2003 meeting, the EITF reached a consensus on disclosure guidance previously discussed under EITF 03-01, The Meaning of Other-Than- Temporary Impairment and Its Application to Certain Investments. The consensus provided for certain disclosure requirements that were effective for fiscal years ending after December 15, 2003. At its March 2004 meeting, the EITF reached a consensus on recognition and measurement guidance previously discussed under EITF 03-01. The consensus clarifies the meaning of other-than- temporary impairment and its application to investments classified as either available-for-sale or held-to-maturity under FASB Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities, and investments accounted for under the cost method or the equity method. The recognition and measurement guidance for which the consensus was reached in the March 2004 meeting is to be applied to other-than-temporary impairment evaluation in reporting periods beginning after June 15, 2004. Although the Company currently is evaluating the impact of this new guidance, it is not expected to have a material impact on its accounting treatment of multiple element contracts under U.S. GAAP.

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

     Certain sales of the Company’s DigiFab™ product include a right of replacement. Under U.S. GAAP, FASB 48 “Revenue Recognition when Right of Return Exists” indicates that an absence of historical experience with similar types of sales of similar products may impair the ability to make a reasonable estimate of returns. Because DigiFab™ is a relatively new product, there is an absence of historical experience for these sales, and therefore all revenue related to sales that include a right of replacement has been deferred under U.S. GAAP until the replacement privilege expires.

     The Company has a policy of holding forward foreign exchange contracts to hedge operating cash flows denominated in currencies other than British pounds sterling. Where the revenue denominated in a currency other than pounds sterling is the subject of a hedged instrument, turnover is recognized at the hedged rate.

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

     The Company’s opinion is that the trading projections do not satisfy the definition of the relevant U.K. Accounting Standards to enable it to recognize deferred tax assets for its U.K. operations at March 31, 2004. In the event that trading projection would satisfy the definition of the relevant U.K. Accounting Standards, these assets could be recognized and credited to income in the period such determination was made.

     Research and development stocks - Research and development stocks are fully provided for in the profit and loss account for the year in which they are purchased or manufactured, and are reinstated as appropriate in the year in which the related products are brought into commercial use.

     Goodwill - Goodwill arising on the acquisition of subsidiary undertakings and businesses, representing any excess of the fair value of the consideration given over the fair value of the identifiable assets and liabilities acquired, is capitalized and written off on a straight line basis over its useful economic life. Provision is made for any impairment.

Research and Development, Patents and Licenses, etc.

     For a discussion of the Company’s research and development activities, see “Item 4. Information on the Company—Products” and “—Intellectual Property, Patents and Trademarks.”

     The Company’s research and development expenditure for fiscal years ended 2004, 2003 and 2002 was £3,668,000, £1,591,000, and £883,000, respectively.

Trend Information

     Although revenues from sales of CroFab™ have been included for the full twelve months of results for fiscal years 2002, 2003 and 2004, unexpected production delays at the Company’s third party supplier of filling and freeze-drying services at the end of fiscal year 2002 prevented the Company from fully supplying purchase orders during the year. In fiscal year 2003, CroFab™, due to be released at the end of the fiscal year, was released at the beginning of fiscal year 2004. The Company anticipates further growth in forthcoming years as the market expands for milder bites, however this is not anticipated in fiscal 2005.

     DigiFab™ was approved by the FDA in August 2001 with revenues commencing in February 2002 and therefore fiscal years 2003 and 2004 include full 12 months results for DigiFab™. The Company anticipates that it may also generate revenues from sales of DigiFab™ in Europe in future years, assuming that the product obtains regulatory approval in Europe, which could occur in fiscal year 2006.

     Advance orders of CroFab™ and DigiFab™ for fiscal year 2005 remain in line with expectations. The Company has commenced investment in its manufacturing facilities to increase production of both products in order to meet future demand, although its ability to do so will depend, to a great extent, on the Company’s ability to complete its manufacturing capacity enhancement plans and the ability of its filling and freeze-drying contractor to meet scheduled shipment dates.

     The Company has a high proportion of its income derived from the U.S. markets, where pricing is in U.S. dollars although a major proportion of its manufacturing costs are in pounds sterling and Australian dollars. The Company manages its currency exposures by a policy of forward covering of expected revenues for up to twelve months on a rolling basis. During fiscal year 2004, the U.S. dollar declined in value against sterling by 17% and therefore the effective exchange rate which will be achieved in the forthcoming fiscal year under the hedging policy adopted will be adverse to that achieved in fiscal year 2004. This will have the effect of reducing the per unit value of product shipments as measured in pounds sterling in fiscal year 2005 compared to fiscal year 2004. It is the Company’s aim to make further cost reductions in the manufacturing process and to implement modest selling price increases in U.S. dollars in order to mitigate the negative effects of the weak dollar. However, there can be no assurance that the Company can fully compensate for the effects of continued U.S. dollar weakness on its results.

     The Company has recorded a significant increase in research and development expenditures during fiscal year 2004 in order to advance its products in development and to seek regulatory approval for Voraxaze™. This increase is anticipated to continue during fiscal year 2005 as the Company continues to seek regulatory approval for Voraxaze™ and invests in improvements to the manufacturing process in order to reduce future cost of goods. Research and development expenditures would be funded by, and dependent on, anticipated increased product revenues during fiscal year 2005 and the fundraising completed in August 2004.

     The acquisition of Enact in June 2003 has lead to increased interest expense relating to the unsecured convertible loan notes issued to Enact shareholders and to a significant amortization charge on the goodwill created by the acquisition. The charge in fiscal year 2004 represented the period from acquisition to the year end whereas cost in future years reflect the full period cost.

     A further purpose of the fundraising in August 2004 was to commence pre-marketing initiatives and to build small sales forces in both Europe and the U.S. Consequently, this will lead to increases in administration costs.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

     The following table sets forth information as of August 31, 2004 about the directors and executive officers of the Company.

Name	Age	Position within the Company
Executive
Andrew John Heath, M.D., Ph.D.	56	Chief Executive Officer and Director
Barrington Marshall Riley, BA, FCA	55	Finance Director and Director
James Campbell Christie, BSc., MBA	46	Operations Director and Director
Non-Executive
Stuart Michael Wallis, FCA, ATII(1)(2)(3)	58	Chairman
David Whitnall Gration, FRPharmS(1)(2)(3)	65	Deputy Chairman
Anthony Atkinson, BSc., Ph.D, FIIB, FIoN	59	Director
Garry Watts, FCA(1)(2)(3)	47	Director
John Robert Brown, Ph.D, MBA(1)(2)(3)	49	Director

(1)	Member of Nomination Committee.

(2)	Member of Remuneration Committee

(3)	Member of Audit Committee

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

     Stuart Michael Wallis, F.C.A., A.T.I.I. serves as Chairman of the Company. He was previously the Chief Executive Officer of Fisons plc and is currently Chairman of Trident Components Group

Limited, The Simply Smart Group Limited and is a Director of Euramax International Inc. He became Chairman of Therapeutic Antibodies in September 1998 and became Chairman of the Company when Therapeutic Antibodies merged with the Company in September 1999.

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

     Anthony Atkinson, BSc., Ph.D, FIIB, FIoN is Chief Scientific Officer of the Company. Dr. Atkinson joined the Board in June 2003 as Chief Scientific Officer following the Company’s acquisition of Enact, for which he had been Chief Executive Officer. On April 22, 2004 he resigned as Chief Scientific Officer and was appointed non-executive director. Dr. Atkinson was previously a main board consultant to Biogen, Schering Plough and Dupont de Nemours.

     Garry Watts, FCA is currently the Chief Executive Officer of SSL International PLC, having previously held the position of Finance Director and Managing Director for Europe. He is also a non-executive director of the Medicines and Healthcare Products Regulatory Agency (MHRA), where he chairs the Audit and Risk Committee. Previously, he held executive directorships at Celltech Group plc and Medeva plc. He is a Chartered Accountant and was previously a partner with KPMG, leading the U.K. healthcare and life science practice.

     John Robert Brown, Ph.D, MBA was previously the Chief Executive Officer of Acambis PLC having previously held the position of Finance Director. Before joining Acambis, he was Head of Research at Sutherland and Partners and also worked at PA Consulting. He is currently also the Chairman of the Roslin Institute and a non-executive director of Pharmagene PLC.

     Michael Gatenby, formerly a non-executive director of the Company, resigned on February 12, 2004. Martin Brown and Michael Peagram, also formerly non-executive directors of the Company, both resigned on April 16, 2004.

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

Board Practices

     The Board currently has three executive directors and five non-executive directors. Although non-executive directors are not appointed for specific terms, the Company’s Articles of Association require directors to stand for re-election at least every three years.

     Executive Directors of Protherics - The following executive Directors of Protherics have entered into service contracts with the Company, the details of which are as follows:

	Date of			Notice period due from
Director	Agreement	Annual salary		the Company	the Director
A. Heath	November 6, 2001		£105,150	12 months	12 months
		U.S. $	108,000
B.M. Riley	July 13, 1995		£130,000	12 months	6 months
J.C. Christie	September 21, 2000		£116,000	12 months	6 months

     Upon serving or receiving notice, the Company has the right at its discretion to pay salary in lieu of notice. There are no other provisions for compensation payable upon early termination of the service contracts. The executive directors of Protherics are also entitled to the following benefits: private medical insurance for themselves and their immediate families, long term disability insurance, and payment of professional memberships and subscriptions. In addition, the Group makes contributions to a defined contribution pension scheme of 10 percent of salary in the case of Messrs. Riley and Christie. In the case of Dr. Heath, the Group made pension contributions of 15 percent of his U.K. salary plus an additional £44,850 per annum, in addition to a maximum of $16,245 of his U.S. salary. Messrs. Riley and Christie have elected to take a cash alternative to the fully expensed automobile to which their contract entitles them. The Group also has a bonus scheme under which the remuneration committee may award the executive directors of Protherics bonuses, which in the case of Messers Heath, Riley and Christie were up to 50, 30 and 25 percent of salary. Termination of the contracts requires six months notice by the employee and twelve months notice by the Company, with the exception of Dr. Heath, where the notice periods are twelve months from either party.

     Except as set out above, there are no existing or proposed service contracts between the executive directors and any member of the Group.

     There are no provisions within the directors’ service contracts that provide for any benefit to accrue to any executive director upon termination of employment, except that salary may be paid in lieu of notice.

     Non-executive Directors of Protherics - Under an appointment letter dated September 13, 1999, as amended by a letter dated October 31, 2001, Mr. Gration received director fees of £27,500 during the year ended March 31, 2004. The Company provides life insurance and permanent health insurance. The appointment is terminable with 12 months notice by either party.

     Pursuant to a consultancy agreement dated September 1, 1998, and subsequently amended by agreement, Mr. Wallis received £35,000 during the year ended March 31, 2004. The agreement is terminable by 12 months notice from either party. In addition, Mr. Wallis received £35,000 during the year for his services as Chairman of the Board under a letter of agreement dated September 1, 1998, subsequently amended by agreement. The letter agreement is terminable by either party on 12 months notice. The Group has also provided a fully expensed automobile to Mr. Wallis.

     Mr. Watts has a letter of appointment dated January 19, 2004 under which he receives £24,000 per annum, of which he received £4,000 in the period from his appointment to March 31, 2004. The appointment is terminable by either party on 3 months notice.

     Mr. J.R. Brown has a letter of appointment dated February 23, 2004 under which he receives £21,000 per annum, of which he received £1,750 in the period from his appointment to March 31, 2004. The appointment is terminable by either party on 3 months notice.

     Dr. Atkinson became an executive director of the Company following the Enact acquisition in June 2003. For his services to Enact, Dr. Atkinson received total remuneration of £91,000 per year paid as salary and as a consultancy fee to Chimaeron Limited, a company in which Dr. Atkinson has an interest. In fiscal year 2004 after the acquisition of Enact, Dr. Atkinson’s remuneration was amended to £20,000 salary and £96,000 consultancy fee to Chimaeron Limited. On April 22, 2004, Dr. Atkinson resigned his position as Chief Scientific Officer and was appointed a non-executive director of the Company. Under a letter of appointment dated September 6, 2004, he receives £21,000 per annum. The appointment is terminable by either party on 3 months notice. In addition, Chimaeron Limited is contracted to provide consultancy services under an agreement dated September 27, 2004. Under this agreement, Chimaeron Limited will receive a total of £114,333 over the period from May, 1 2004 to September 30, 2005.

     Audit Committee. The Audit Committee is comprised of Messrs. Wallis, Gration, Watts and J.R. Brown. The Audit Committee monitors the adequacy of the Group’s internal controls, reviews accounting policies and financial reporting and discusses with the auditors the proposed audit program and the results of the audit of the Company’s financial statements. The Audit Committee is chaired by Mr. Watts who replaced Mr. Gatenby during fiscal year 2004.

     Remuneration Committee. The Remuneration Committee is comprised of Messrs. Wallis, Gration, Watts and J.R. Brown. The Remuneration Committee meets at least once a year to review the Company’s policy on directors’ remuneration. The Remuneration Committee evaluates the performance of the executive directors and other senior employees and advises the board regarding their annual remuneration package. The Remuneration Committee is chaired by Mr. Gration.

     Nomination Committee. The Nomination Committee has been established to recommend the appointment of new directors to the Board. The Nomination Committee is comprised of Messrs. Wallis, Gration, Watts and J.R. Brown. The Nomination Committee is chaired by Mr. Wallis.

Employees

     The number of persons, including directors, employed by the Company as of March 31, 2004, and August 31, 2004, broken down by activity and geographic location is shown below.

	U.K.		U.S.		Australia
	March 31	Aug 31	March 31	Aug 31	March 31	Aug 31
Management	27	27	1	1	4	4
Administration	18	15	3	4	3	2
Research and production	113	111	6	7	44	40

Total	158	153	10	12	51	46

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

Share Ownership

     The following table sets forth, for each director or senior executive of the Company, their interest in the ordinary shares of the Company (including the interests of their immediate families and persons connected with them) and the percentage of the Company’s outstanding share capital represented by such ownership interests as of August 31, 2004.

	Ordinary		6% Convertible
Name	shares owned	Percentage	Loan Notes (£)
S.M. Wallis	503,724	0.220	60,606
A.J. Heath	346,498	0.152	24,242
D.W. Gration	47,234	0.021	—
B.M. Riley	30,019	0.013	15,151
J.C. Christie	1,343	0.001	—
A. Atkinson	—	—	682,162
G. Watts	—	—	—
J.R. Brown	—	—	—

     The 6% Loan Notes are convertible into ordinary shares at 25p per ordinary share from December 19, 2004.

     Share Options and Warrants Granted in Protherics PLC

     The Company operates an approved share option scheme, an unapproved share option scheme and an approved savings related share option scheme for executive directors and employees to motivate those individuals through equity participation in the Company. A separate option scheme was set up for the benefit of certain former Therapeutic Antibodies employees at the time of the 1999 merger.

     The Company has also granted individual unapproved options.

     The schemes are overseen by the Remuneration Committee which determines the terms under which eligible individuals may be invited to participate.

     The table below sets forth the details of the Company’s outstanding share options as of August 31, 2004.

	At April 1,			Cancelled	At August 31,	Exercise
Date exercisable	2003	Granted	Exercised	Or expired	2004	price (p)
Individual unapproved
22 Dec 2002 to 21 Dec 2009	600,000	—	—	—	600,000		39.00
9 July 2002 to 8 July 2010	25,000	—	—	—	25,000		40.00
9 July 2002 to 8 July 2010	15,000	—	—	—	15,000		25.00
9 July 2002 to 31 May 2007	3,850	—	—	—	3,850	U.S.$	6.00
Approved scheme
21 July 1997 to 20 July 2004	23,535	—	—	23,535	—		154.66
25 July 1998 to 24 July 2005	52,955	—	—	—	52,955		68.83
28 Jan 2003 to 27 Jan 2010	64,475	—	—	928	63,547		37.50
28 Feb 2004 to 27 Feb 2011	343,000	—	5,000	10,000	328,000		43.50
Unapproved scheme
19 July 1999 to 18 July 2003	248,250	—	—	248250	—		66.66
20 Aug 1999 to 19 Aug 2003	87,110	—	—	87,110	—		57.40
23 Jan 2001 to 22 Jan 2004	297,646	—	296,646	1,000	—		41.66
20 Jan 2001 to 19 Jan 2004	6,751	—	—	6,751	—		76.84
22 June 2001 to 21 June 2008	275,000	—	—	—	275,000		46.00
23 Dec 2001 to 22 Dec 2005	10,305	—	—	—	10,305		45.00
22 Dec 2002 to 21 Dec 2009	540,000	—	—	—	540,000		39.00
27 Jan 2003 to 26 Jan 2010	87,909	—	—	—	87,909		37.50
2 Aug 2003 to 1 Aug 2010	2,908	—	—	—	2,908		28.50
22 Feb 2004 to 21 Feb 2011	1,430,000	—	—	—	1,430,000		43.50
16 Jan 2005 to 15 Jan 2012	2,369,000	—	—	11,000	2,358,000		39.50
9 July 2005 to 8 July 2012	500,000	—	—	—	500,000		25.00
14 Jan 2006 to 13 Jan 2013	100,000	—	—	—	100,000		21.00
20 Jun 2006 to 19 Jun 2013	—	1,250,000	—	40,000	1,210,000		23.25
24 Jun 2006 to 23 Jun 2013	—	30,000	—	—	30,000		23.00
1 Mar 2007 to 28 Feb 2014	—	1,240,000	—	—	1,240,000		58.50
1 Mar 2009 to 28 Feb 2014	—	325,000	—	—	325,000		58.50
Savings related options
1 Oct 2003 to 31 Mar 2004	47,260	—	47,260	—	—		36.50
1 Apr 2003 to 31 Oct 2003	75,426	—	11,883	63,543	—		37.50
1 Apr 2005 to 31 Oct 2005	96,300	—	—	—	96,300		37.50
Protherics PLC option plan for ex-Therapeutic Antibodies employees
27 Jan 2000 to 29 June 2008	166,222	—	—	—	166,222		156.0 to 312.0

	7,467,902	2,845,000	360,789	492,117	9,459,996

     At March 31, 2004, there were no unexercised warrants (2003: 887,008; 2002: 887,008) for ordinary shares, however there are unexercised warrants for 932,500 ordinary shares in Enact Pharma PLC, a company acquired during the current year, which expire between December 31, 2004 and July 9, 2012 and are exercisable at prices between 25p and 60p per share. Should these be exercised, the company is entitled to repurchase these shares by issuing £17.05 6% convertible loan notes (“6% Loan Notes”) per 100 Enact Pharma PLC ordinary shares. The Loan Notes are convertible at 25p per ordinary share from the earlier of December 19, 2004, or such date that the Company has received FDA marketing approval for Voraxaze™. The terms of the Loan Notes permit the Company to repurchase the Loan Notes at any time by tender (available to all holders alike) or by privately negotiated transactions with individual holders at any price.

Options Granted to Therapeutic Antibodies former employees and consultants

     In addition, as at March 31, 2004, options over up to 546,197 ordinary shares (2003: 577,714; 2002: 577,714) previously held under the Therapeutic Antibodies 1990 Stock Option Plan are held by former employees and consultants of Therapeutic Antibodies Inc. Option prices range from $3.87 to $6.99 per share and may be exercised at various dates until December 15, 2006.

M. Brown Options

     In addition to the above, former director M. Brown holds options over 46,520 ordinary shares at $3.86 per share and 104,670 Protherics PLC ordinary shares at $5.15 per share under the Therapeutic Antibodies 1990 plan.

Share Options in Enact Pharma PLC

     In addition to the above, options over 527,602 ordinary shares in Enact Pharma PLC, a company acquired in the current year, may be exercised at 20p per Enact Pharma PLC ordinary share between January 9, 2005, and January 8, 2012. Should these be exercised, the Company is entitled to repurchase these shares by issuing £17.05 principal amount of its 6% Loan Notes per 100 Enact Pharma PLC ordinary shares. The terms of these Loan Notes are disclosed above.

Share Options held by Directors of Protherics PLC

     Details of share options granted to directors are set forth in the table below as of August 31, 2004.

	At April 1,				At August	Exercise	Exercisable
	2003	Granted	Exercised	Cancelled	31, 2004	Price (p)	From	To
Approved options
B M Riley	52,955	—	—	—	52,955	68.83	25 Jul 1998	24 Jul 2005
Unapproved options
D W Gration	87,110		—	87,110	—	57.40	20 Aug 1999	19 Aug 2003
D W Gration	129,620	—	129,620	—	—	41.66	23 Jan 2001	22 Jan 2004
D W Gration	90,000	—	—	—	90,000	46.00	22 Jun 2001	21 Jun 2008
B M Riley	78,011		—	78,011	—	66.66	19 Jul 1999	18 Jul 2003
B M Riley	72,011	—	72,011	—	—	41.66	23 Jan 2001	22 Jan 2004
B M Riley	65,000	—	—	—	65,000	46.00	22 Jun 2001	21 Jun 2008
B M Riley	50,000	—	—	—	50,000	39.00	22 Dec 2002	21 Dec 2009
B M Riley	120,000	—	—	—	120,000	43.50	22 Feb 2004	21 Feb 2011
B M Riley	350,000	—	—	—	350,000	39.50	16 Jan 2005	15 Jan 2012
B M Riley	—	200,000	—	—	200,000	23.25	20 Jun 2006	19 Jun 2013
B M Riley	—	225,000	—		225,000	58.50	1 Mar 2007	28 Feb 2014
A Atkinson	—	100,000	—	—	100,000	23.25	20 Jun 2006	19 Jun 2013
A Atkinson	—	135,000	—	—	135,000	58.50	1 Mar 2007	28 Feb 2014
J C Christie	250,000	—	—	—	250,000	39.00	22 Dec 2002	21 Dec 2009
J C Christie	80,000	—	—	—	80,000	43.50	22 Feb 2004	21 Feb 2011
J C Christie	250,000	—	—	—	250,000	39.50	16 Jan 2005	15 Jan 2012
J C Christie	—	100,000	—	—	100,000	23.25	20 Jun 2006	19 Jun 2013
J C Christie	—	150,000	—		150,000	58.50	1 Mar 2007	28 Feb 2014
A J Heath	116,300	—	—	—	116,300	175.00	27 Jan 2000	29 Jun 2008
A J Heath	500,000	—	—	—	500,000	43.50	22 Feb 2004	21 Feb 2011
A J Heath	1,000,000	—	—	—	1,000,000	39.50	16 Jan 2005	15 Jan 2012
A J Heath	—	300,000	—	—	300,000	23.25	20 Jun 2006	19 Jun 2013
A J Heath	—	325,000	—	—	325,000	58.50	1 Mar 2009	28 Feb 2014
Savings related options
J C Christie	27,000	—	—	—	27,000	37.50	1 Apr 2005	31 Oct 2005
Individual
A J Heath	600,000	—	—	—	600,000	39.00	22 Dec 2002	21 Dec 2009

	3,918,007	1,535,000	201,631	165,121	5,086,255

     The performance criteria for Dr. Heath’s individual option are similar to those of the Unapproved Share Option Scheme. In particular, the option may generally be exercised only between the third and tenth anniversaries of the date of grant, and on the date of exercise, the share price must have outperformed the average of the FTSE Pharmaceuticals Index in any preceding three-year period. An adjustment may be made to the number of shares under option or the exercise price in the case of a variation in share capital, subject to confirmation by the Auditors that it is in their opinion fair and reasonable. The option lapses if Dr. Heath leaves the Company voluntarily, and must be exercised within three months if his employment ceases by reason of injury, disability, sickness or redundancy. The agreement confers no pensionable benefits. No amendment may be made to the benefit of Dr. Heath except with the prior approval of the Company in General Meeting except for minor amendments to benefit the administration of the agreement or to obtain or maintain favorable tax, exchange control or regulatory treatment for Dr. Heath or any Group Member.

     Messrs. Wallis, Watts and J.R. Brown do not hold options for the Company’s ordinary shares.

     The price of the Company’s ordinary shares to which the options relate was 53.25p at March 31, 2004, and fluctuated between 16.50p and 61.75p during the year.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

     The table below shows all holders who, to the Company’s knowledge, own, directly or indirectly, 3% or more of the Company’s ordinary shares, as of August 30, 2002, August 29, 2003, and September 15, 2004, each being the most recent practicable date before reporting for the last three fiscal years.

	2002		2003		2004
		% of		% of		% of
	# of	issued	# of	issued	# of	issued
Shareholder	shares	shares	shares	shares	shares	shares
Fidelity Investment Management	*	*	*	*	8,198,636	3.59
M & G Asset Management	10,747,635	5.71	13,289,501	6.42	12,570,232	5.50
Jupiter Asset Management	8,860,166	4.71	*	*	*	*
Morley Fund Management	10,750,000	5.71	13,592,075	6.57	17,883,779	7.83
Legal & General	*	*	*	*	6,919,792	3.03
Insight Investment Management	*	*	*	*	13,498,092	5.91
Bradshaw Asset Management Ltd	9,750,200	5.18	8,610,040	4.16	*	*
Artemis (formerly ABN Ambro Asset Management)	7,436,619	3.95	6,273,750	3.03	*	*
Deutsche Asset Management	6,535,833	3.47	*	*	*	*
Framlington Asset Management	*	*	13,591,500	6.56	26,842,493	11.75
Gartmore Investment Management	*	*	6,842,941	3.31	*	*

*	Holder of less than 3% of the Company’s ordinary shares.

     All of the Company’s major shareholders have the same voting rights.

     At August 31, 2004, approximately 13,049,401 ordinary shares were held of record by approximately 358 holders with registered addresses in the U.S., representing approximately 5.71% of the currently outstanding ordinary shares.

     To the Company’s knowledge, it is not directly or indirectly owned or controlled by another corporation, by any foreign government, or by any other natural or legal person, nor are there any arrangements, the operation of which could result in a change in control of the Company.

Related Party Transactions

     The assets and liabilities acquired in the purchase of Enact on June 18, 2003 (see note 25 to the Consolidated Financial Statements included herein) included unsecured loans with directors A. Atkinson and M. Peagram and carried an interest rate of 30% per annum with a minimum guaranteed return of 10% on repayment. These loans were repaid on June 30, 2003. The loan principal and interest subsequently paid to the directors were as follows:

	Principal	Interest
	£	£
A. Atkinson	5,000	542
M. Peagram	140,000	14,219

     M. Peagram also received £15,000 after the acquisition of Enact in relation to services provided to that company prior to the acquisition.

     The Company also rents office accommodation from, and has administration services provided by Chimaeron Limited, a company in which A. Atkinson has a controlling interest. Rent charged and other services provided in the year to March 31, 2004 amounted to £21,375 and £4,811, respectively.

     On February 22, 2004, the Company assigned certain non-core patents (originally acquired with Enact) to Nanomor Biomedical Limited, a company in which A. Atkinson is a director and is in a position to exercise significant influence, for nil consideration, although, should this company succeed in raising funds to research and develop commercial products from this intellectual property, the Company will receive an equity stake of up to 2% and royalties on any future revenues from products derived.

     On September 21, 2004, the Company granted licenses for the use of certain non-core intellectual property to Morvus Technology Limited, a company in which A. Atkinson is a director and is in a position to exercise significant influence. In addition, the Company sold certain assets and transferred certain employees to Morvus Technology Limited. The Company received consideration of 10,000 ordinary 10p shares in Morvus Technology Limited, valued at £150,000, for the granting of these licenses, and the sale of the assets and the repayment of certain expenses the Company had incurred in relation to the sold assets. As part of the agreement, the Company retained a right of first refusal to license certain products that may be developed by Morvus for a period of five years.

     M. Brown, a former non-executive director of the Company, rents office space at the Company’s Nashville premises at a market rental of $17,500 per annum.

Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

     Reference is made to Item 19 for a list of all financial statements filed as part of this Annual Report.

Legal Proceedings

     From time to time, the Company must engage in formal opposition proceedings to protect its proprietary rights and to challenge patent claims of third parties. See “Item 4. Information on the Company — Intellectual Property, Patents and Trademarks.”

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

     The following table sets forth for the periods indicated, the high and low closing mid-market prices as reported in the Daily Official List for the ordinary shares as reported by the LSE.

		High	Low
Financial Year Ended March 31,		£	£
2000		0.535	0.320
2001		0.448	0.280
2002		0.408	0.205
2003
	First Quarter	0.345	0.255
	Second Quarter	0.254	0.144
	Third Quarter	0.244	0.142
	Fourth Quarter	0.214	0.182
2004
	First Quarter	0.238	0.165
	Second Quarter	0.473	0.220
	Third Quarter	0.560	0.350
	Fourth Quarter	0.618	0.505
2005
	First Quarter	0.562	0.470

Calendar Year 2004
Most Recent Six Months
March	0.595	0.533
April	0.562	0.525
May	0.542	0.470
June	0.542	0.510
July	0.537	0.485
August	0.500	0.485

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

     Limitations on the Right to Own Securities

     Fully paid shares are issued free from all liens and from any restriction on the right of transfer except any restriction imposed by failure to comply with a notice issued under section 212 of the U.K. Companies Act 1985, by which a public company can, by notice in writing, require a shareholder to confirm his present and past shareholding in the share capital of the Company or give particulars of his identity and the extent of his interest and of any other person interested in the same shares as the case may be.

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

     Disclosure of Shareholder Ownership

     Under the U.K. Companies Act 1985, where there is a change in the interest of a person in the Company’s share capital from below 3 percent to 3 percent or more, or vice versa, that person must notify the Company of that change within 2 days following the day on which the change occurred. Any change in ownership above 3 percent beyond an integral percentage, must also be notified within that 2 day period. For these purposes “interest” is widely defined and includes interests by way of contract or options, but does not include interests by way, for example, of an authorized unit trust. The Listing Rules of the U.K. Listing Authority require the Company to announce the receipt of any of the aforementioned notifications by the end of the business day following receipt of the notification by the Company.

Material Contracts

     The following is a summary of the Company’s existing principal licensing agreements, collaborative arrangements and other material agreements:

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

     An initial payment of £28,000 was received under the Enfer licensing agreement. A total of £4,552,000 has been recognized as royalty income in the period from inception of the agreement to August 31, 2004.

     Altana, Inc.

     In October 1997, the Company entered into an agreement with Altana, Inc. which provides Altana with exclusive U.S. distribution rights for CroFab™ and DigiFab™. Under the agreement terms, the Company is entitled to receive certain milestone, product sales and royalty payments, of which approximately $68 million has been earned from inception to August 31, 2004. In February 2001 and

February 2002, Altana began marketing and distributing the Company’s CroFab™ and DigiFab™ products, respectively, under the agreement in the United States.

     Swedish Orphan AB

     In January 1990, the Company entered into an agreement with Swedish Orphan AB whereby Swedish Orphan was appointed as exclusive sales representative to market ViperaTAb™ in certain territories. The agreement was subsequently amended and restated to include CroFab™ and other antivenin products, and DigiFab™. The territories are currently Sweden, Norway, Denmark, Finland and Iceland.

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

     In November 1998, the Company entered into a contract manufacturing agreement with F.H. Faulding for Faulding to fill and freeze dry the Company’s CroFab™ product. Under the agreement, Faulding is entitled to a set fee per batch of product filled and freeze dried and to reimbursement for development costs incurred. Upon receipt of FDA approval in September 2000, Faulding began filling and freeze drying CroFab™ under the agreement.

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

     Chesapeake Biological Laboratories Inc

     In March 2003, the Company entered into a contract manufacturing agreement with Chesapeake Biological Laboratories Inc. to fill and freeze dry the Company’s CroFab™, DigiFab™ and ViperaTab™ products. Under the agreement, Chesapeake is entitled to a set fee per batch of product filled and freeze-dried, which commenced in May 2003.

     Selborne Biological Services (Australia) Pty Limited

     In October 2002, the Company entered into a supply agreement with Selborne Biological Services (Australia) Pty Limited for supply of antisera for the production of its polyclonal antibody product. Under this agreement, Selbourne are entitled to a set fee for each kilogram of antisera produced from the sheep provided by the Company and a set fee for costs incurred during the initial priming period of the sheep.

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

     Under recently enacted U.S. tax legislation, dividends paid to a non-corporate U.S. holder in taxable years beginning after December 31, 2002 and before January 1, 2009 that constitute qualified dividend income generally will be taxable to the U.S. holder at a maximum tax rate of 15% provided that the ordinary shares are held by such U.S. holder for more than 60 days during the 120-day period beginning 60 days before ex-dividend date and the U.S. holder meets other holding period requirements. Although current law only provides a 120-day period, a proposed technical correction to the law would extend such period to 121 days. The U.S. Internal Revenue Service (the “IRS”) has announced that taxpayers may apply the extended period as if the legislation were already enacted in filling their U.S. federal tax returns. For this purpose, “qualified dividend income” generally includes dividends received from a U.S. corporation, as well as from a qualified foreign corporation. A “qualified foreign corporation” is generally defined as (i) a foreign corporation incorporated in a possession of the United States, (ii) a foreign corporation that is eligible for benefits of a comprehensive income tax treaty with the United States which the U.S. Treasury determines is satisfactory and which includes an exchange of information program, or (iii) a foreign corporation if the stock with respect to which such dividend is paid is readily tradable on an established securities market in the United States. The IRS has determined that the Income Tax convention meets the above treaty test. U.S. holders should consult their own tax advisors on the eligibility of any dividends paid by us as “qualified dividend income” and any reduced rates of taxation.

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

     Information Reporting and Backup Withholding

     The Company reports to its U.S. holders and the IRS the amount of dividends and other proceeds paid during each calendar year and the amount of any tax withheld. Under the backup withholding rules, a U.S. holder may be subject to backup withholding at a current rate of 28% with respect to dividends paid unless the U.S. holder is a corporation or is otherwise exempt and:

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

United Kingdom Tax Consequences to U.S. Holders

     Taxation of Dividends

     The Company does not expect to pay dividends for the foreseeable future. In the event the Company does pay a dividend, under current U.K. taxation legislation, no tax will be withheld from dividend payments by the Company. There is a U.K. tax credit in respect of any dividend paid by the Company at a rate of 10% of the sum of the dividend and the tax credit on it (equivalent to one-ninth of the cash dividend). Under the terms of the Income Tax Convention which came into force on March 31, 2003, U.S. holders are no longer able to recover any part of this tax credit. Each U.S. holder is urged to consult his or her tax advisor concerning whether the U.S. holder is eligible for benefits under the Income Tax Convention or the Old Income Tax Convention.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     This information is provided within Notes 15, 26 and 27 to the Consolidated Financial Statements attached as an exhibit to this filing.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     None.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

     As of the end of the period covered by this report, our management carried out an evaluation, with the participation of our chief executive officer and chief financial officer, of the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e) and 15d-15(e)). Based on their evaluation of such controls and procedures, our management concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed by our company in the reports we file under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission and that such information is accumulated and communicated to management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Control Over Financial Reporting

     There have been no significant changes in our internal control over financial reporting during the period covered by this report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

     Our board of directors has determined that Mr. Garry Watts, the Chairman of our Audit Committee, meets the requirement of an “Audit Committee Financial Expert” as defined by the SEC. Mr. Watts was appointed to the Audit Committee on February 2, 2004. Prior to Mr. Watts appointment, Mr. Michael Gatenby met this requirement until his resignation on February 12, 2004.

ITEM 16B. CODE OF ETHICS

     The Company complied with the Code of Best Practice set out in Section 1 of the UK Combined Code throughout the year ended March 31, 2004. In addition, the Board of Directors has adopted a Code of Ethics applicable to the Chief Executive Officer, Finance Director and Financial Controller. We will provide a copy of the Company’s Code of Ethics, without charge, to anyone who so requests. A copy of this Code of Ethics is available on the Company’s website on www.protherics.com.

     ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

     The following summarizes the audit and non-audit fees paid to the auditor, PricewaterhouseCoopers LLP:

	2004	2003	2002
	£’000	£’000	£’000
Services as auditors
Audit services	79	65	70
Audit related services	27	20	20
Tax services	83	117	57
All other fees	59	28	83

	248	230	230

     In addition to the fees disclosed above for the year ended March 31, 2004, the auditors received £49,000 in relation to the acquisition of Enact and the associated cash placing and open offer. The auditors will also receive fees in relation to audit and taxation services provided to Enact for the period prior to its acquisition by the Company of £6,000 and £12,000 respectively.

Audit Fees

     Audit fees consisted of audit work only the independent auditor can reasonably be expected to perform, such as statutory audits.

Audit related fees

     Audit related fees consisted of work generally only the independent auditor can be reasonably be expected to perform, such as procedures relating to regulatory filings.

Tax Fees

     Tax fees consisted principally of assistance with matters related to compliance, planning and advice.

All other Fees

     All other fees were principally related to assistance in acquisitions and disposals of businesses.

     The Audit Committee follows an audit and non-audit services pre-approval practice and has delegated the pre-approval of non-audit services to be performed by Company’s auditors to the Audit Committee chairman, and where appropriate, the Audit Committee Chairman refers back to the full Audit Committee for approval. All audit engagements are pre-approved by the full audit committee.

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

(B)	Exhibits

Exhibit
Number	Exhibit Title
1.1	Articles of Association of Protherics PLC, as amended on July 24, 2003 *

1.2	Memorandum of Association of Protherics PLC (3)

2.1	Form of Instrument Constituting 6% Unsecured Convertible Loan Notes 2010 *

Exhibit
Number	Exhibit Title
4.1	Licensing Agreement, dated April 16, 1996, between Proteus and Janssen Pharmaceutica NV (4)

4.2	Patent and Know-how Licence Agreement, dated April 2, 2001, between Protherics Molecular Design Limited and Enfer Technology Limited (2)

4.3	Letter Agreement, dated August 13, 1996, between Proteus, University College Dublin and Pharmapro Limited (3)

4.4	Distribution Agreement, dated October 11, 1997, between Therapeutic Antibodies Inc. and Altana, Inc. (4)

4.5	First Amendment to the Distribution Agreement, dated October 25, 1999, between Altana, Inc. and Protherics (3)

4.6	Amendment No. 1 to Distribution Agreement, dated September 12, 2000, between Altana, Inc. and Protherics (3) (+)

4.7	Amendment No . 3 to Distribution Agreement, dated February 2002, between Altana Inc. and Protherics (1)

4.8	First Amended and Restated Product Agreement, dated March 31, 2000, between Swedish Orphan AB and Protherics Inc. (3)

4.9	Letter of extension dated November 14, 2003, to First Amended and Restated Product Agreement, dated March 31, 2000, between Swedish Orphan AB and Protherics Inc. *

4.10	First Amendment of Registration and Distribution Agreement, dated August 31, 1995, amended on March 14, 1996, between Therapeutic Antibodies Inc. and F.H. Faulding & Co. Limited (5)

4.11	Contract Manufacturing Agreement, dated as of November 17, 1998, between Therapeutic Antibodies Inc. and F.H. Faulding & Co. Limited (3)

4.12	Supply agreement, dated October 21, 2002, between Selborne Biological Services (Australia) Pty Limited and Protherics Australasia Pty Limited (1)

4.13	Manufacturing Agreement, dated March 19, 2003, between Protherics UK Limited and Chesapeake Biological Laboratories Inc (1)

4.14	Business Purchase Agreement, dated July 12, 2001, among Protherics Molecular Design Limited, Tularik Limited, Protherics PLC and Tularik Inc. (3)

4.15	License Agreement, dated December 31, 2001, between Protherics UK PLC and Promega Corporation (2) (+)

4.16	Memorandum of Lease, dated August 1, 1995, between Minister for Primary Industries, as Lessor, and TAb Australasia Pty. Limited, as Lessee (8)

4.17	Proteus Approved Executive Share Option Scheme (4)

4.18	Proteus Unapproved Share Option Scheme (4)

4.19	Proteus Savings-Related Share Option Scheme (4)

Exhibit
Number	Exhibit Title
4.20	Option Deed, dated December 22, 1999, between Protherics PLC and Andrew J. Heath (3)

4.21	Employment Agreement, dated November 13, 2001, between Protherics Inc. and Andrew J. Heath (2)

4.22	Employment Agreement, dated November 13, 2001, between Protherics PLC and Andrew J. Heath (2)

4.23	Employment Agreement, dated July 13, 1995, between Protherics PLC and Barry M. Riley (2)

4.24	Employment Agreement, dated July 13, 1995, between Protherics PLC and James C. Christie (2)

4.25	Letter Agreement, dated September 1, 1998, between Therapeutic Antibodies (UK) Limited and Stuart M. Wallis (7)

4.26	Consultancy Agreement, dated August 21, 1998, between Therapeutic Antibodies (UK) Limited and Stuart M. Wallis (7)

4.27	Consultancy Agreement, dated September 1, 1998, between Therapeutic Antibodies (UK) Limited and Stuart M. Wallis (7)

4.28	Letter of Appointment, dated September 6, 2004, between Protherics PLC and Anthony Atkinson *

4.29	Consultancy Services Agreement dated September 27, 2004, between Protherics PLC, Chimaeron Limited and Anthony Atkinson for the consultancy services of Anthony Atkinson *

4.30	Letter of Appointment dated February 21, 2001, between Enact Pharma PLC and Michael J Peagram (1)

4.31	The Protherics PLC Company Share Option Plan for Therapeutic Antibodies Inc. Employees adopted on January 27, 2000 (3)

4.32	Letter of Appointment dated January 19, 2004, between Protherics PLC and Garry Watts *

4.33	Letter of Appointment dated February 23, 2004, between Protherics PLC and John R. Brown *

8.1	List of Subsidiaries*

11.1	Code of Ethics*

31.1	Certification pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

31.2	Certification pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

32.1	Certifications pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934, as amended, and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

*	Filed herewith

(+)	Portions of this exhibit have been omitted pursuant to a request for confidential treatment and have been filed separately with the Commission.

(1)	Incorporated by reference to exhibits filed with the Company’s Annual Report on Form 20-F, filed on September 27, 2003.

(2)	Incorporated by reference to exhibits filed with the Company’s Annual Report on Form 20-F, filed on September 27, 2002.

(3)	Incorporated by reference to exhibits filed with the Company’s Annual Report on Form 20-F, filed on September 27, 2001.

(4)	Incorporated by reference to exhibits filed with the Company’s Registration Statement on Form F-4, filed on August 16, 1999, File No. 333-85347.

(5)	Incorporated by reference to exhibits filed with the Quarterly Report on Form 10-Q/A, filed by Therapeutic Antibodies Inc. on October 16, 1996, File No. 000-25978.

(6)	Incorporated by reference to exhibits filed with the Annual Report on Form 10-K, filed by Therapeutic Antibodies Inc. on March 31, 1998, File No. 000-25978.

(7)	Incorporated by reference to exhibits filed with the Annual Report on Form 10-K filed by Therapeutic Antibodies Inc. on March 31, 1999, File No. 000-25978.

(8)	Incorporated by reference to exhibits filed by Therapeutic Antibodies Inc. with its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1995, File No. 0-25978.

SIGNATURES

     The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

September 30, 2004	PROTHERICS PLC
	By:	/s/ Barrington M. Riley
Barrington M. Riley
Finance Director

Auditors’ report to the members of Protherics PLC

We have audited the financial statements of Protherics PLC (the “Company”) and its subsidiaries (collectively the “Group”) as set out on pages F-1 to F-43 which comprise the consolidated profit and loss account, the consolidated statement of total recognized gains and losses, the consolidated balance sheet, the company balance sheet, the consolidated cash flow statement and the related notes (referred to herein as the “financial statements”).

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

Basis of audit opinion

We conducted our audit in accordance with United Kingdom Auditing Standards issued by the Auditing Practices Board and with the standards of the Public Company Accounting Oversight Board (United States). An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group’s circumstances, consistently applied and adequately disclosed.

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

United Kingdom Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group at 31 March 2004 and 31 March 2003 and of the result and cash flows of the Group for the years ended 31 March 2004, 31 March 2003 and 31 March 2002 and have been properly prepared in accordance with the Companies Act 1985.

United States Opinion

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States. The application of the latter would have affected the determination of consolidated net profit or loss expressed in pounds Sterling for each of the three years in the period ended 31 March 2004 and the determination of consolidated equity shareholders’ funds also expressed in pounds Sterling at 31 March 2004 and 2003 as shown in the summary of differences between UK and US generally accepted accounting principles set out in Note 27 of the Notes to the Financial Statements on pages F-38 to F-43.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
Manchester, U.K.
26 May 2004

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

Consolidated Profit and Loss Account
for the year ended 31 March 2004

		Year ended 31 March 2004			Year ended	Year Ended 31 March 2002
		Continuing	Acquired		31 March	Continuing	Discontinued	31 March
		operations	operations	Total	2003	operations	operations	2002
	Notes	£’000	£’000	£’000	£’000	£’000	£’000	£’000
Turnover	2	20,882	137	21,019	11,270	6,961	963	7,924
Cost of Sales		(9,459)	(2)	(9,461)	(5,920)	(4,649)	—	(4,649)

Gross profit		11,423	135	11,558	5,350	2,312	963	3,275
Administration expenses
Research & development	3	(1,733)	(1,935)	(3,668)	(1,591)	(295)	(588)	(883)
General & administrative		(5,595)	(268)	(5,863)	(4,363)	(4,182)	(312)	(4,494)

		(7,328)	(2,203)	(9,531)	(5,954)	(4,477)	(900)	(5,377)
Goodwill amortisation		—	(782)	(782)	—	—	—	—

		(7,328)	(2,985)	(10,313)	(5,954)	(4,477)	(900)	(5,377)

Operating profit / (loss)	2,3
Before goodwill amortisation		4,095	(2,068)	2,027	(604)	(2,165)	63	(2,102)
Goodwill amortisation		—	(782)	(782)	—	—	—	—

Total operating profit / (loss)		4,095	(2,850)	1,245	(604)	(2,165)	63	(2,102)
Profit on sale of discontinued operations	24	—	—	—	—	—	5,032	5,032

Profit / (loss) on ordinary activities before interest				1,245	(604)	(2,165)	5,095	2,930
Interest receivable				54	100			139
Interest payable	6			(527)	(95)			(202)

Profit / (Loss) on ordinary activities before taxation				772	(599)			2,867
Taxation for the year	7			457	361			—

Profit / (Loss) on ordinary activities after taxation				1,229	(238)			2,867
Equity minority interest				36	—			—

Profit / (Loss) for the financial year				1,265	(238)			2,867

Basic and fully diluted earnings / (loss) per share (pence)	8			0.61	(0.13)			1.59
Basic and fully diluted earnings / (loss) per share (pence) before goodwill amortisation	8			0.99	(0.13)			1.59

The results for the year ended 31 March 2003 relate solely to continuing operations.

The notes on pages F-9 to F-43 form part of these financial statements.

Consolidated Statement of Total Recognized Gains and Losses
for the year ended 31 March 2004

	2004	2003	2002
	£’000	£’000	£’000
Profit / (loss) for the financial year	1,265	(238)	2,867
Currency translation differences on foreign currency equity investments	623	435	18

Total recognized gains for the year	1,888	197	2,885

The notes on pages F-9 to F-43 form part of these financial statements.

Consolidated Balance Sheet
at 31 March 2004

		2004	2003
	Notes	£’000	£’000
Fixed assets
Intangible fixed assets	9	9,838	873
Tangible fixed assets	10	7,473	5,351

		17,311	6,224

Current assets
Stocks	12	9,745	7,085
Debtors	13	3,740	3,269
Deferred taxation asset due beyond one year	7	442	191
Investments		1	—
Cash at bank and in hand		3,307	2,756

		17,235	13,301
Creditors:
Amounts falling due within one year	14	(9,804)	(8,470)

Net current assets		7,431	4,831

Total assets less current liabilities		24,742	11,055
Creditors:
Amounts falling due after more than one year 6% Convertible unsecured loan notes	15	(7,050)	—
Other	15	(2,399)	(717)

		(9,449)	(717)

Net assets		15,293	10,338

Capital and reserves
Called up equity share capital	17	4,155	3,765
Share premium account	18	66,027	63,350
Other reserves	18	51,163	51,163
Profit and loss account	18	(106,052)	(107,940)

Equity shareholders’ funds	19	15,293	10,338

The notes on pages F-9 to F-43 form part of these financial statements.

Approved by the Board on 26 May 2004
and signed on its behalf by

Barrington M. Riley
Finance Director

Company Balance Sheet
at 31 March 2004

		2004	2003
	Notes	£’000	£’000
Fixed Assets
Tangible fixed assets	10	269	69
Investments in subsidiary undertakings	11	62,357	66,920

		62,626	66,989

Current assets
Debtors	13	12,673	6,530
Cash at bank and in hand		1	—

		12,674	6,530
Creditors:
Amounts falling due within one year	14	(5,992)	(12,800)

Net current assets / (liabilities)		6,682	(6,270)

Total assets less current liabilities		69,308	60,719
Creditors:
Amounts falling due after more than one year 6% Convertible unsecured loan notes	15	(7,050)	-
Other	15	(31)	-

		(7,081)	-

Net assets		62,227	60,719

Capital and reserves
Called up equity share capital	17	4,155	3,765
Share premium account	18	66,027	63,350
Profit and loss account	18	(7,955)	(6,396)

Equity shareholders’ funds		62,227	60,719

The notes on pages F-9 to F-43 form part of these financial statements.

Approved by the Board on 26 May 2004
and signed on its behalf by

Barrington M. Riley
Finance Director

Consolidated Cash Flow Statement
For the year ended 31 March 2004

			31 March	31 March	31 March
			2004	2003	2002
	Notes		£’000	£’000	£’000
Net cash inflow / (outflow) from operating activities	22	(i)	639	(1,723)	(1,635)
Returns on investments and servicing of finance
Interest received			54	100	139
Finance lease interest paid			(56)	(12)	(15)
Other interest paid			(345)	(83)	(99)

Net cash (outflow) / inflow from returns on investments and servicing of finance			(347)	5	25

Taxation
UK Corporation tax received			26	582	—

Net cash inflow from taxation			26	582	—
Capital expenditure and financial investment
Payments to acquire tangible fixed assets			(1,445)	(1,862)	(657)
Capital grants received			611	—	—
Payments to acquire intangible fixed assets			—	—	(172)
Proceeds from sale of tangible fixed assets			29	22	37

Net cash outflow from capital expenditure and financial investment			(805)	(1,840)	(792)

Acquisitions and disposals
Purchase of business	25		(519)	—	—
Net overdrafts acquired with subsidiary undertaking	25		(812)	—	—
Sale of business	24		—	—	5,823

Net cash (outflow) / inflow from acquisitions and disposals			(1,331)	—	5,823

Net cash (outflow) / inflow before management of liquid resources and financing			(1,818)	(2,976)	3,421
Management of liquid resources
Cash withdrawn from money market deposits	22	(iii)	—	—	1,686

Net cash inflow from management of liquid resources			—	—	1,686

Financing
Issue of share capital, net			3,067	—	(2)
Repayment of loans	22	(iii)	(492)	(484)	(345)
Repayment of finance leases and hire purchase agreements	22	(iii)	(201)	(51)	(75)

Net cash inflow / (outflow) from financing			2,374	(535)	(422)

Increase / (decrease) in cash during the year	22	(iii)	556	(3,511)	4,685

The notes on pages F-9 to F-43 form part of these financial statements.

Notes to the Financial Statements
for the year ended 31 March 2004

1. Accounting Policies

Basis of accounting:

The financial statements are prepared under the historical cost convention and in accordance with applicable United Kingdom accounting standards on a basis consistent with prior years.

Basis of consolidation:

The consolidated financial statements incorporate the financial statements of the company and all its subsidiaries.

Acquisitions and disposals:

On the acquisition of a business, fair values are attributed to the Group’s share of net separable assets. Where the cost of acquisition exceeds the fair values attributable to such net assets, the difference is treated as purchased goodwill. Prior to the adoption of Financial Reporting Standard 10, Goodwill and Intangible Assets, goodwill was written off to reserves and has not subsequently been reinstated. Goodwill arising since the adoption of this standard will be capitalised on the balance sheet in the year of acquisition and amortised over its estimated useful life.

The profit or loss on the disposal of a previously acquired business includes the attributable amount of any purchased goodwill relating to that business not previously charged through the profit and loss account.

The results and cash flows relating to each business are included in the consolidated profit and loss account and consolidated cash flow statement from the date of acquisition or up to the date of disposal.

Turnover:

Turnover represents amounts receivable in respect of the sale of goods and services, licence agreements and intellectual property to customers during the year, net of trade discounts given and value added tax. Turnover is partly recognised upon the shipment of products to the distributor with further amounts being recognised in accordance with the contractual terms upon the shipment to the end user. All other income is recognised on a receivable basis.

Research and development expenditure:

Research and development expenditure, including patents developed and registered by the Group, is written off to the profit and loss account in the year in which it is incurred.

Intangible fixed assets:

Goodwill arising on the acquisition of subsidiary undertakings and businesses, representing any excess of the fair value of the consideration given over the fair value of the identifiable assets and liabilities acquired, is capitalized and written off on a straight line basis over its useful economic life. Provision is made for any impairment.

Patents acquired, including associated acquisition costs, are accounted for at cost on acquisition and are amortised in equal annual amounts over their estimated useful economic lives (8 years).

Tangible Fixed Assets:

Cost of tangible fixed assets includes the original purchase price of the asset and the costs attributable to bringing the asset to its working condition for its intended use.

Depreciation of tangible fixed assets is provided to write off the cost, on a straight line basis, over their estimated useful lives. The annual rates used are as follows:

Buildings and improvements	5% to 10%
Plant	10% to 15%
Computer equipment and software	20% to 33%
Fixtures, fittings and motor vehicles	20% to 25%

Freehold land is not depreciated.

Gross interest costs relating to major tangible fixed assets under construction are included in the cost of such assets and are depreciated as part of the total cost. Interest is capitalized at rates attached to specific loans taken out to fund the asset during the period of construction.

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

Deferred taxation:

Deferred tax is provided in full on timing differences which result in an obligation at the balance sheet date to pay more tax, or a right to pay less tax, at a future date, at rates expected to apply when they crystallise based on current tax rates and law. Timing differences arise from the inclusion of income and expenditure in taxation computations in periods different from those in which they are included in financial statements. Deferred tax is not provided on unremitted earnings of subsidiaries and associates where there is no commitment to remit these earnings. Deferred tax assets are recognised to the extent that it is regarded as more likely than not they will be recovered. Deferred tax assets and liabilities are not discounted.

Foreign currencies:

Assets and liabilities of subsidiaries in foreign currencies are translated into sterling at rates of exchange ruling at the end of the financial year and the results of foreign subsidiaries are translated at average rates of exchange for the year. Differences on exchange arising from the retranslation of the opening net investment in subsidiary companies, and from the translation of the profits and losses of those companies at average rates, are taken to reserves and are reported in the statement of total recognised gains and losses.

The principal exchange rates used for translation of foreign currencies were as follows:

	2004		2003		2002
	Average	Year End	Average	Year End	Average	Year End
US Dollar	1.688	1.844	1.545	1.580	1.432	1.426
Australian Dollar	2.437	2.408	2.748	2.619	2.785	2.672

Assets, liabilities, revenues and costs expressed in foreign currencies are translated into sterling at rates of exchange ruling on the date on which transactions occurred, except for monetary assets and liabilities which are translated at the rate ruling at the balance sheet date. Differences arising on the retranslation of such items are dealt with in the profit and loss account with the exception of differences arising upon translation of balances which are considered to be as permanent as equity which are taken to reserves.

Leasing:

Assets acquired under finance leases are capitalised at their fair value on the inception of the lease. Depreciation on leased assets is calculated to write off this amount on a straight line basis over the shorter of the lease term and the useful life of the assets. Rentals payable are apportioned between the finance charge and a reduction of the outstanding obligation for future amounts payable so that the charge for each accounting period is a constant percentage of the remaining balance of the capital sum outstanding.

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

Share options:

The Group grants share options to directors and employees. When the options are exercised, the proceeds received net of any transaction cost are credited to share capital (par value) and share premium.

The Group operates an approved savings related option scheme which allow for the grant of share options for a discount to the market price at the date of the grant. The Group has made use of the exemption under UITF Abstract 17 not to recognise any charge in respect of these options.

Financial instruments:

The Group uses derivative instruments in the form of forward foreign exchange contracts to reduce exposure to foreign exchange risks. Gains or losses arising on these contracts are deferred and recognised in the profit and loss account only when the hedged transaction has itself been reflected in the Group’s financial statements.

The Group excludes all short-term debtors and creditors from its derivatives and financial instrument disclosures (other than those on currency risk relating to monetary assets and liabilities).

Loans are recorded at their net proceeds upon issue. Costs of issue are amortised over the period of the instrument.

2. Segmental Information

The turnover, net assets/(liabilities) and profit/(loss) on ordinary activities are attributable to the principal activity of the Group, that being the research, development, manufacture and sale of pharmaceutical products and potential drugs for use in the treatment of human diseases. The Group operates in the United Kingdom, United States of America and Australia and its turnover, operating loss and net assets by geographical origin are as follows:

	2004			2003			2002
		Inter			Inter			Inter
	External	segment		External	segment		External	segment
	turnover	turnover	Total	turnover	turnover	Total	turnover	turnover	Total
	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000
United Kingdom	1,519	13,596	15,115	1,301	9,165	10,466	2,501	8,732	11,233
United States	19,438	470	19,908	9,926	—	9,926	5,386	—	5,386
Australia	62	3,783	3,845	43	2,328	2,371	37	1,834	1,871

	21,019	17,849	38,868	11,270	11,493	22,763	7,924	10,566	18,490

	Operating (loss)/profit
	2004	2003	2002
	£’000	£’000	£’000
United Kingdom	(1,700)	(905)	2,926
United States	2,899	(64)	(5,363)
Australia	46	365	335

	1,245	(604)	(2,102)

All the acquired and discontinued operations originated in the United Kingdom. The acquired elements of external and inter segment turnover were £137,000 (2003: £nil, 2002: £nil) and the discontinued elements of external and inter segment turnover were £nil (2003: £nil, 2002: £963,000) and £nil (2003: £ nil, 2002: £nil).

The operating assets by geographical origin are as follows:

	2004			2003
	Net			Net
	operating	Net cash /	Net assets/	operating	Net cash /	Net assets/
	assets	(debt)	(liabilities)	assets	(debt)	(liabilities)
	£’000	£’000	£’000	£’000	£’000	£’000
United Kingdom	23,359	(6,079)	17,280	11,935	1,777	13,712
United States	(4,626)	44	(4,582)	(5,743)	(184)	(5,927)
Australia	2,980	(385)	2,595	2,558	(5)	2,553

	21,713	(6,420)	15,293	8,750	1,588	10,338

An analysis of turnover by geographical destination is as follows:

	2004			2003			2002
	Conti-			Conti-	Discon-		Conti-	Discon-
	nuing	Acquired		nuing	tinued		nuing	tinued
	operat-	operat-		operat-	operat		operat-	operat
	ions	ions	Total	ions	ions	Total	ions	ions	Total
	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000
United Kingdom	20	137	157	54	—	54	69	1	70
Rest of Europe	1,588	—	1,588	1,503	—	1,503	1,933	72	2,005
North America	18,993	—	18,993	9,669	—	9,669	4,786	889	5,675
Rest of World	281	—	281	44	—	44	173	1	174

	20,882	137	21,019	11,270	—	11,270	6,961	963	7,924

An analysis of profit/(loss) on ordinary activities before taxation has not been presented as the directors consider the analysis of operating loss to be more meaningful. A reconciliation of operating profit/(loss) and profit/(loss) on ordinary activities before taxation is given in the consolidated profit and loss account.

3. Operating Profit / (loss)

The operating profit / (loss) is stated after charging/(crediting):

	2004	2003	2002
	£’000	£’000	£’000
Depreciation – owned assets	1,114	882	868
Depreciation – leased assets	114	15	64
Amortization - goodwill	782	—	—
Amortization – intangible assets	120	128	26
Auditor’s remuneration:
Audit	73	65	70
Other Services	108	165	160
Operating leases – hire of plant and equipment	32	46	58
Operating leases – other	561	437	405
Loss / (profit) on disposal of tangible fixed assets	125	(2)	16
Release of deferred grant income	(77)	(101)	(55)
Staff costs (see note 4)	6,853	5,004	4,542

In the year ended 31 March 2002, research and development costs relating to continuing operations are stated after an exceptional credit of £674,000 arising from the reinstatement of stock fully provided for in the prior year, following FDA approval of DigiFab™ in August 2001. Cost of sales in the year ended 31 March 2002 includes the cost of the reinstated stock which has been sold in that year.

The audit fee relating to the parent company amounted to £13,500 (2003: £13,000, 2002: £12,000).

In addition to the fees disclosed above for the year ended 31 March 2004, the auditors received £49,000 in relation to the acquisition of Enact Pharma PLC and the associated cash placing and open offer. The auditors will also receive fees in relation to audit and taxation services provided to Enact Pharma PLC for the period prior to its acquisition by the company of £6,000 and £12,000 respectively.

A more detailed analysis of auditor’s remuneration on a worldwide basis is provided below:

	2004		2003		2002
	£’000%		£’000%		£’000%
Services as auditors
- Statutory accounts	79	31.9	65	28.3	70	30.4
- US regulatory	27	10.9	20	8.7	20	8.7

	106	42.8	85	37.0	90	39.1

Further assurance services
- Tax compliance	43	17.4	23	10.0	18	7.8
- Other	10	4.0	18	7.8	83	36.1

	53	21.4	41	17.8	101	43.9

Tax advisory services	40	16.1	94	40.9	39	17.0

Other non-audit services
- Consulting services	49	19.7	10	4.3	—	—

	248	100.0	230	100.0	230	100.0

4. Staff Costs

The average number of persons, including directors, employed by the Group during the year was:

	2004	2003	2002
	Number	Number	Number
Management	32	25	20
Administration	24	15	15
Research	163	133	109

	219	173	144

Their total remuneration was:

	2004	2003	2002
	£’000	£’000	£’000
Salaries	5,865	4,343	3,955
Social security costs	503	327	331
Pension costs	485	334	256

	6,853	5,004	4,542

Pension contributions of £6,000 (2003: £5,000, 2002: £3,000) were included in accruals at year end.

5. Directors’ Remuneration and Interests in Shares and Share Options

A. Aggregate Directors’ Remuneration

The total amounts for directors’ remuneration were as follows:

	2004	2003	2002
	£’000	£’000	£’000
Emoluments	815	711	776
Money purchase pension contributions	102	89	47

	917	800	823

B. Directors’ Emoluments

		Compensation
		for loss of	Benefits	Annual	Total	Total	Total
	Salary	office	in kind	Bonus	2004	2003	2002
	£’000	£’000	£’000	£’000	£’000	£’000	£’000
Executive
A Atkinson	91	—	—	—	91	—	—
J C Christie	116	—	1	20	137	130	120
A J Heath	169	—	1	73	243	212	211
J A Miller	—	—	—	—	—	—	40
B M Riley	130	—	1	26	157	136	115
A Rushton	—	—	—	—	—	70	124
Non-Executive
J Brown	2	—	—	—	2	—	—
M S Brown	13	—	—	—	13	14	15
M R B Gatenby	19	5	—	—	24	21	21
D W Gration	27	—	—	—	27	26	47
M Peagram	16	—	—	—	16	—	—
S M Wallis	70	—	31	—	101	102	83
G Watts	4	—	—	—	4	—	—

	657	5	34	119	815	711	776

The fees in respect of A Atkinson include £76,000 (2003: £nil, 2002: £nil) paid to a company controlled by himself. The fees in respect of S M Wallis and M Peagram include £35,000 and £16,000 paid to their respective management companies (2003: £60,000 and £nil, 2002: £60,000 and £nil respectively).

Benefits in kind reflect the provision of private healthcare with the exception of S M Wallis for whom a fully expensed car is provided.

Retirement benefits are accruing to three directors (2003: four; 2002: four) under the Group’s defined contribution pension scheme.

M S Brown rents office space at the Group’s Nashville premises at a market rental of $17,500 per annum (2003: $16,527; 2002: $14,015).

J A Miller, A Rushton and M R B Gatenby resigned as a directors of the company on 12 July 2001, 25 October 2002 and 12 February 2004 respectively. M S Brown and M Peagram resigned as directors of the company on 16 April 2004.

C. Directors Pension Entitlements

Three directors were members of Money Purchase Schemes (2003: four; 2002: four). Contributions made by the Company in respect of such directors were as follows:

	2004	2003	2002
	£’000	£’000	£’000
J C Christie	12	11	10
A J Heath	77	61	17
B M Riley	13	12	9
A Rushton	—	5	11

	102	89	47

D. Interests in Ordinary Shares and Convertible Loan Notes

The directors’ interests in the ordinary shares of the Company at 31 March 2004 were as follows:

	Ordinary Shares			6% Convertible Loan Notes
	31 March	31 March	31 March	31 March	31 March	31 March
	2004	2003	2002	2004	2003	2002
	Number	Number	Number	£	£	£
M S Brown	2,964,523	3,167,317	3,555,100	—	—	—
S M Wallis	457,931	436,125	436,125	60,606	—	—
A J Heath	314,999	300,000	300,000	24,242	—	—
D W Gration	42,941	40,897	40,897	—	—	—
B M Riley	27,291	14,814	14,814	15,151	—	—
J C Christie	1,221	1,163	1,163	—	—	—
M R B Gatenby	—	26,666	26,666	—	—	—
A Rushton	—	—	3,000	—	—	—
A Atkinson	—	—	—	682,162	—	—
M Peagram	—	—	—	297,157	—	—
G Watts	—	—	—	—	—	—
J Brown	—	—	—	—	—	—

	3,808,906	3,986,982	4,377,765	1,079,318	—	—

All directors’ interests in ordinary shares are beneficial, with the exception of 758,223 ordinary shares (2003: 758,223; 2002: 758,223) held by M S Brown.

As at the date of this report, there were no changes to the directors’ interests in ordinary shares.

M S Brown and A J Heath held warrants to subscribe for nil (2003: 29,075; 2002: 29,075) and nil (2003: 14,538; 2002: 14,538) ordinary shares respectively, at $2.07 per share. The warrants expired on 15 June 2003.

E. Share Options

Aggregate emoluments do not include any amounts for the value of options to acquire ordinary shares in the Company granted to or held by the directors. On 12 December 2003, D W Gration exercised options over 129,620 ordinary shares at an exercise price of 41.66p at which time the market price was 50.5p per ordinary share. On 21 January 2004, B M Riley exercised options over 72,011 ordinary shares at an exercise price of 41.66p at which time the market price was 58.25p per ordinary share. None of the directors exercised any options during the prior year.

Details of share options granted to directors are as follows:

	At 1 April			Cancelled	At 31 March	Exercise		Exercisable
	2003	Granted	Exercised	or expired	2004	price (p)		from	to
Approved options
B M Riley	52,955	—	—	—	52,955		68.83	25 Jul 1998	24 July 2005
Unapproved options
D W Gration	87,110	—	—	87,110	—		57.40	20 Aug 1999	19 Aug 2003
D W Gration	129,620	—	129,620	—	—		41.66	23 Jan 2001	22 Jan 2004
D W Gration	90,000	—	—	—	90,000		46.00	22 Jun 2001	21 Jun 2008
B M Riley	78,011	—	—	78,011	—		66.66	19 Jul 1999	18 Jul 2003
B M Riley	72,011	—	72,011	—	—		41.66	23 Jan 2001	22 Jan 2004
B M Riley	65,000	—	—	—	65,000		46.00	22 Jun 2001	21 Jun 2008
B M Riley	50,000	—	—	—	50,000		39.00	22 Dec 2002	21 Dec 2009
B M Riley	120,000	—	—	—	120,000		43.50	22 Feb 2004	21 Feb 2011
B M Riley	350,000	—	—	—	350,000		39.50	16 Jan 2005	15 Jan 2012
B M Riley	—	200,000	—	—	200,000		23.25	20 June 2006	19 June 2013
B M Riley	—	225,000	—	—	225,000		58.50	1 March 2007	28 Feb 2014
A Atkinson	—	100,000	—	—	100,000		23.25	20 June 2006	19 June 2013
A Atkinson	—	135,000	—	—	135,000		58.50	1 March 2007	28 Feb 2014
J C Christie	250,000	—	—	—	250,000		39.00	22 Dec 2002	21 Dec 2009
J C Christie	80,000	—	—	—	80,000		43.50	22 Feb 2004	21 Feb 2011
J C Christie	250,000	—	—	—	250,000		39.50	16 Jan 2005	15 Jan 2012
J C Christie	—	100,000	—	—	100,000		23.25	20 June 2006	19 June 2013
J C Christie	—	150,000	—	—	150,000		58.50	1 March 2007	28 Feb 2014
A J Heath	116,300	—	—	—	116,300		175.00	27 Jan 2000	29 Jun 2008
A J Heath	500,000	—	—	—	500,000		43.50	22 Feb 2004	21 Feb 2011
A J Heath	1,000,000	—	—	—	1,000,000		39.50	16 Jan 2005	15 Jan 2012
A J Heath	—	300,000	—	—	300,000		23.25	20 June 2006	19 June 2013
A J Heath	—	325,000	—	—	325,000		58.50	1 March 2009	28 Feb 2014
Savings-related options
J C Christie	27,000	—	—	—	27,000		37.50	1 Apr 2005	31 Oct 2005
Individual
A J Heath	600,000	—	—	—	600,000		39.00	22 Dec 2002	21 Dec 2009
Therapeutic Antibodies 1990 Plan
M S Brown	46,520	—	—	—	46,520	US$	3.86	1 Oct 1994	30 Sept 2004
M S Brown	104,670	—	—	—	104,670	US$	5.15	26 Apr 1996	25 Apr 2006

	4,069,197	1,535,000	201,631	165,121	5,237,445

	At 1 April			Cancelled	At 31 March	Exercise		Exercisable
	2002	Granted	Exercised	or expired	2003	price (p)		from	to
Approved options
B M Riley	52,955	—	—	—	52,995		68.83	25 Jul 1998	24 Jul 2005
Unapproved options
D W Gration	87,110	—	—	—	87,110		57.40	20 Aug 1999	19 Aug 2003
D W Gration	129,620	—	—	—	129,620		41.66	23 Jan 2001	22 Jan 2004
D W Gration	90,000	—	—	—	90,000		46.00	22 Jun 2001	21 Jun 2008
B M Riley	78,011	—	—	—	78,011		66.66	19 Jul 1999	18 Jul 2003
B M Riley	72,011	—	—	—	72,011		41.66	23 Jan 2001	22 Jan 2004
B M Riley	65,000	—	—	—	65,000		46.00	22 Jun 2001	21 Jun 2008
B M Riley	50,000	—	—	—	50,000		39.00	22 Dec 2002	21 Dec 2009
B M Riley	120,000	—	—	—	120,000		43.50	22 Feb 2004	21 Feb 2011
B M Riley	350,000	—	—	—	350,000		39.50	16 Jan 2005	15 Jan 2012
J C Christie	250,000	—	—	—	250,000		39.00	22 Dec 2002	21 Dec 2009
J C Christie	80,000	—	—	—	80,000		43.50	22 Feb 2004	21 Feb 2011
J C Christie	250,000	—	—	—	250,000		39.50	16 Jan 2005	15 Jan 2012
A J Heath	116,300	—	—	—	116,300		175.00	27 Jan 2000	29 Jun 2008
A J Heath	500,000	—	—	—	500,000		43.50	22 Feb 2004	21 Feb 2011
A J Heath	1,000,000	—	—	—	1,000,000		39.50	16 Jan 2005	15 Jan 2012
Savings related options
J C Christie	27,000	—	—	—	27,000		37.50	1 Apr 2005	31 Oct 2005
Individual
A J Heath	600,000	—	—	—	600,000		39.00	22 Dec 2002	21 Dec 2009
S M Wallis	6,054,338	—	—	6,054,338	—		39.50	31 Dec 2001	31 Mar 2003
Therapeutic Antibodies 1990 Plan
M S Brown	46,520	—	—	—	46,520	US$	3.86	1 Oct 1994	30 Sept 2004
M S Brown	104,670	—	—	—	104,670	US$	5.15	26 Apr 1996	25 Apr 2006

	10,123,535	—	—	6,054,338	4,069,197

Options issued 1 March 2004 under the unapproved scheme are subject to performance criteria which measure total shareholder return on a sliding scale against the FTSE All Share Pharmaceutical and Biotech Index . Options issued to existing holders with a total aggregate value (at the dates of grant) of up to four times annual salary may be exercised after three years. If the Company is at the median, one third of the shares under option become exercisable, rising on a sliding scale such that all the shares under option become exercisable if the Company’s performance is at or above the upper quartile. For options granted to existing holders with a total aggregate value (at the dates of grant) between four and eight times annual salary, performance will be measured after five years. No options are exercisable until the total shareholder return of the Company reaches the median of the FTSE All Share Pharmaceuticals and Biotech Index. Options may then be exercised on a sliding scale with the maximum number of shares being exercisable if the Company’s performance is at or above the upper quartile. The Committee must also be satisfied that there has been an improvement in the Company’s underlying financial performance over the period.

Under both the approved and unapproved share option schemes, options may be exercised on any date between three and ten years from the date of the grant of the option subject to the Company’s share price outperforming the average price of shares in the FT Pharmaceutical Index in any three year period commencing on or after the date of grant of the option. Prior to December 1999, the approved scheme required real growth in earnings per share over three years. Initially, the unapproved scheme, adopted by Proteus International PLC in 1996, prior to the merger with Therapeutic Antibodies Inc. had performance criteria intended for an early stage biotechnology company, relating principally to the successful completion of agreements with milestone payments generating turnover. The board considered that the criteria were not appropriate to the more mature business of Protherics, and, under the scheme rules, adopted the performance conditions approved in December 1999 as likely to be a fairer and more effective incentive. There are no performance criteria under the approved savings option scheme.

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

A J Heath holds options over 116,300 shares under the Protherics PLC plan for ex Therapeutic Antibodies employees. There are no performance criteria under this plan, which mirrors the terms of the Therapeutic Antibodies 1990 plan, from which the options were transferred.

There are no performance criteria for the options held by M S Brown under the Therapeutic Antibodies employees 1990 plan.

The market price of the Company’s ordinary shares to which the options relate was 53.25p at 31 March 2004 and fluctuated between 16.5p and 61.75p during the year.

F. Directors’ Transactions

The assets and liabilities acquired in the purchase of Enact Pharma PLC on 18 June 2003 (see note 25) included unsecured loans with directors A Atkinson and M Peagram and carried an interest rate of 30% per annum with a minimum guaranteed return of 10% on repayment. These loans were repaid on 30 June 2003. The loan principal and interest subsequently paid to the directors were as follows:

	Principal	Interest
	£	£
A Atkinson	5,000	542
M Peagram	140,000	14,219

M Peagram also received £15,000 after the acquisition of Enact Pharma PLC in relation to services provided to that company prior to the acquisition.

The Company also rents office accommodation from, and has administration services provided by Chimaeron Limited, a company in which A Atkinson has a controlling interest. Rent charged and other services provided in the year to 31 March 2004 amounted to £21,375 and £4,811 respectively (2003: £nil and £nil respectively).

During the year, the company assigned certain intellectual property to a company in which A Atkinson is a director and is in a position to exercise significant influence for nil consideration although, should this company succeed in raising funds to research and develop commercial products from this intellectual property, Protherics PLC will receive a 2% equity stake and royalties on any future revenues from products derived. The directors of Protherics PLC had assigned no value to this intangible asset and therefore consider this transaction to be at an arms length valuation.

6. Interest Payable

	2004	2003	2002
	£’000	£’000	£’000
Finance lease and hire purchase agreements	56	12	15
Bank loans and overdrafts	36	3	2
4% convertible debentures	—	—	104
6% convertible loan note	337	—	—
Amortisation of 6% convertible loan notes issue costs	18	—	—
Notes payable to South Australian Minister for Primary Industries	29	39	42
Other	51	41	39

	527	95	202

7. Taxation

	2004	2003	2002
	£’000	£’000	£’000
Current taxation
UK Corporation tax for the current year	252	170	—
Adjustment in respect of prior years: – UK Corporation tax	(62)	—	—

Total current taxation	190	170	—
Deferred taxation
Increase in estimate of recoverable tax asset	267	191	—

	457	361	—

The tax credit arising in the current and prior year was as a result of research and development expenditure claimed under the Finance Act 2000. No corporation tax charge arose in the three years ended 31 March 2004 due to the utilization of losses brought forward from previous years.

The weighted average standard rate of current tax for the year based on the average rate of corporation tax to the group is 30.5% (2003: 31.4%; 2002: 31.7%). The actual charge for the current and previous year differs from the standard rate for the reasons set out in the following reconciliation:

	2004	2003	2002
	£’000	£’000	£’000
Profit/(loss) on ordinary activities before tax	772	(599)	2,867
Tax on profit/(loss) on ordinary activities at standard rate	235	(188)	908
Factors affecting charge for the period
Timing differences between capital allowances and depreciation	134	(39)	(35)
Other timing differences	120	(419)	(73)
Other expenses/(income) not deductible for tax purposes	47	17	(340)
Additional tax credit for research and development expenditure incurred	(87)	(128)	(111)
Lower rate of tax on research and development credits surrendered	70	13	—
(utilisation of)/addition to losses carried forward	(771)	574	(349)
Adjustments to tax charge in respect of prior years	62	—	—

Total actual amount of current tax	(190)	(170)	—

A deferred tax asset of £442,000 has been recognized at 31 March 2004 (2003: £191,000; 2002: nil). This asset, which relates to trading losses incurred in Australia and the United States, has been recognised in the financial statements following the development of the Group’s products during the past year and the directors are of the opinion, based on recent and forecast trading, that the level of profits in both Australia and the United States in the forthcoming years will lead to the realization of this asset.

The deferred tax asset recognized is set out in the following reconciliation:

£’000
At 1 April 2003	191
Credited to the profit and loss account	267
Exchange adjustment	(16)

At 31 March 2004	442

In addition to the losses on which a deferred tax asset has been recognised, the Group has additional taxable losses in the United Kingdom, Australia and the United States which arose as a result of the research and development incurred during the start-up of the Group’s activities. These losses are available for offset against future taxable profits in these territories. A deferred tax asset has not been recognised in respect of these losses and other timing differences since the Group does not anticipate generating sufficient taxable profits to utilise these losses within the immediate future and consequently the recoverability of the deferred tax asset is uncertain. The total amount of deferred tax assets not recognised, measured at a weighted average standard rate of 30.5%, is approximately £20 million (2003: approximately £22 million at 31.4%; 2002: approximately £22 million at 31.7%).

At 31 March 2004 the Group had tax losses, subject to the agreement of the Taxation Authorities, of approximately £68 million (2003: £70 million; 2002: £68 million) available for offset against future taxable profits of the same trade. Of these losses, approximately £23 million (2003: £34 million; 2002: £45 million) relates to Protherics Inc., and of these, the use of £13 million is restricted to US$1.5 million per year.

8. Earnings/(loss) per Share

Basic earnings/(loss) per share is based on attributable profits of £1,265,000 (2003: attributable losses of £238,000; 2002 attributable profits of £2,867,000) and a weighted average number of shares in issue during the year of 206,355,558 (2003: 190,364,364; 2002: 180,136,683). The weighted average number of shares in issue for the twelve months ended 31 March 2003 and 31 March 2002 have been adjusted for the cash placing and open offer during the current year in accordance with Financial Reporting Standard 14, Earnings per share. This has had no effect on the loss per share previously reported.

Fully diluted profit per share is based on attributable profits of £1,265,000 and on the weighted average number of shares in issue during the period of 207,078,267. Losses per share were anti-dilutive in the years ended 31 March 2003 and 31 March 2002.

Supplementary earnings per share has been calculated to exclude the effect of goodwill amortisation. This adjusted number has been provided in order that the effects of goodwill amortisation, which is a significant non cash charge in the profit and loss account, can be more easily identified.

	2004	2003	2002
	£’000	£’000	£’000
Profit / (loss) for the year retained for equity shareholders	1,265	(238)	2,867
Add back: goodwill amortisation (2004: 0.38 pence per share, 2003 and 2002: nil pence per share)	782	—	—

	2,047	(238)	2,867

9. Intangible Fixed Assets

	Patents	Goodwill	Total
	£’000	£’000	£’000
Group
Cost
At 1 April 2003	1,026	—	1,026
Translation	(147)	—	(147)
Additions (note 25)	—	9,981	9,981

At 31 March 2004	879	9,981	10,860

Amortisation
At 1 April 2003	153	—	153
Translation	(33)	—	(33)
Charge for the year	120	782	902

At 31 March 2004	240	782	1,022

Net Book Value
31 March 2004	639	9,199	9,838

31 March 2003	873	—	873

The goodwill arising on the acquisition of Enact Pharma PLC is being amortised on a straight line basis over 10 years being the period over which the directors estimate that the values of the underlying businesses acquired are expected to exceed the value of the underlying assets.

10. Tangible Fixed Assets

			Furniture,
	Land &	Plant &	fixtures
	buildings	machinery	& equipment	Total
	£’000	£’000	£’000	£’000
Group
Cost
At 1 April 2003	4,650	5,430	1,842	11,922
Reclassification	—	339	(339)	—
Additions	541	1,868	892	3,301
Acquisition of subsidiary undertaking	—	32	23	55
Disposals	—	(272)	(116)	(388)
Translation	94	106	41	241

At 31 March 2004	5,285	7,503	2,343	15,131

Depreciation
At 1 April 2003	2,650	3,023	898	6,571
Reclassification	—	21	(21)	—
Charge for the year	350	618	260	1,228
Disposals	—	(156)	(78)	(234)
Translation	32	45	16	93

At 31 March 2004	3,032	3,551	1,075	7,658

Net Book Value
31 March 2004	2,253	3,952	1,268	7,473

31 March 2003	2,000	2,407	944	5,351

	2004	2003
	£000	£000
Land and buildings comprise:
Freehold	1,452	1,313
Short leasehold	801	687

	2,253	2,000

Plant and machinery includes cost of £1,737,000 (2003: £381,000) in respect of assets in the course of construction.

The net book value of tangible fixed assets includes £2,127,000 (2003: £302,000) in respect of assets held under finance lease and hire purchase agreements. Depreciation for the year on those assets was £114,000 (2003: £15,000).

The net book value of tangible fixed assets include capitalized interest of £68,000 (2003: £114,000). No interest was capitalized in the year and depreciation for the year amounted to £46,000 (2003: £44,000).

	Land &	Plant and
	buildings	machinery	Total
	£’000	£’000	£’000
Company
Cost
At 1 April 2003	42	84	126
Additions	—	260	260
Disposals	—	(41)	(41)

At 31 March 2004	42	303	345

Depreciation
At 1 April 2003	42	15	57
Charge for the year	—	29	29
Disposals	—	(10)	(10)

At 31 March 2004	42	34	76

Net Book Value
31 March 2004	—	269	269

31 March 2003	—	69	69

11. Investments in Subsidiary Undertakings

		Long term
	Shares	loans	Total
	£’000	£’000	£’000
Company
Cost
At 1 April 2003	1,652	65,516	67,168
Additions (note 25)	8,277	—	8,277
Net amounts repaid during the year	—	(12,840)	(12,840)

At 31 March 2004	9,929	52,676	62,605

Provision at 31 March 2004 and 31 March 2003	(119)	(129)	(248)

Net Book Value
31 March 2004	9,810	52,547	62,357

31 March 2003	1,533	65,387	66,920

Details of subsidiary undertakings, all of which are registered in England and Wales, unless noted, are as follows:

	% of
	ordinary
	shares
	held	Status
Direct holdings
Protherics Molecular Design Limited	100	trading
Protherics Inc. (formerly Therapeutic Antibodies Inc.)	100	trading (incorporated in Delaware USA)
Proteus Biotechnology Limited	100	dormant
Enact Pharma PLC	100	trading
Genethics Limited	76	dormant
Indirect holdings
Protherics UK Limited	100	trading
Protherics Australasia Pty Limited	100	trading (incorporated in Australia)
Protherics Utah Inc	100	trading (incorporated in Delaware USA)
Enzacta R&D Limited	99.8	dormant
Enzacta Limited	99.8	dormant
Kymed GB Limited	100	dormant
De Montfort Biopharma Limited	100	dormant
TAb (Wales) Limited	100	dormant
TAb (London) Limited	100	dormant
Polyclonal Antibodies Limited	100	dormant
Protherics Services pty Limited	100	dormant

All of the trading subsidiaries are engaged in the research, development, manufacture and sale of pharmaceutical products and potential drugs for use in the treatment of human diseases.

12. Stocks

	Group
	2004	2003
	£’000	£’000
Raw materials and consumables	998	1,027
Work in progress	8,686	6,034
Finished goods	61	24

	9,745	7,085

13. Debtors – amounts falling due within one year

	Group		Company
	2004	2003	2004	2003
	£’000	£’000	£’000	£’000
Trade debtors	2,459	2,531	—	—
Amounts owed by Group undertakings	—	—	12,349	6,447
Other debtors	227	215	—	—
Taxation recoverable	307	88	—	—
Prepayments and accrued income	747	435	324	83

	3,740	3,269	12,673	6,530

14. Creditors – amounts falling due within one year

	Group		Company
	2004	2003	2004	2003
	£’000	£’000	£’000	£’000
Bank loans and overdrafts	172	—	9	7
Notes payable to South Australian Minister for Primary Industries (Note 15)	130	110	—	—
Other loans	198	266	—	—
Obligations under finance lease and hire purchase agreements (Note 15)	456	75	25	—
Trade creditors	2,497	1,649	593	313
Amounts owed to Group undertakings	—	—	4,756	12,160
Other taxation and social security	127	97	147	104
Other creditors	125	494	—	2
Accruals	1,925	1,050	462	214
Deferred income	4,174	4,729	—	—

	9,804	8,470	5,992	12,800

15. Creditors — amounts falling due after more than one year

	Group		Company
	2004	2003	2004	2003
	£’000	£’000	£’000	£’000
Loans:
6% Convertible unsecured loan notes	7,050	—	7,050	—
Notes payable to South Australian Minister for Primary Industries	208	306	—	—
Bank loans	54	—	—	—
Other	—	231	—	—

	7,312	537	7,050	—
Obligations under finance lease and hire purchase agreements	1,459	180	31	—
Deferred income	678	—	—	—

	9,449	717	7,081	—

Repayments of loans and overdrafts
In one year or less, or on demand	500	376	9	7
In more than one year, but not more than two years	229	351	—	—
In more than two years, but not more than five years	—	156	—	—
In more than five years	7,083	30	7,050	—

	7,812	913	7,059	7

Obligations under finance lease and hire purchase agreement bear interest at normal commercial rates and fall due as follows:

	Group		Company
	2004	2003	2004	2003
	£'000	£'000	£'000	£'000
Less than one year	456	75	25	—
Within one to two years	448	77	28	—
Within two to five years	1,011	103	3	—

Loans:	1,915	255	56	—

Interest on the 6% convertible unsecured loan notes is payable twice annually in arrears. If not previously repaid, converted or repurchased, the loan notes will be repaid at par on 19 June 2010. The loan notes are convertible at 25p per ordinary share, at the holders option, from the earlier of 19 December 2004, or such date that the Company has received FDA marketing approval for Voraxaze™ but in any event no earlier than June 19, 2004. The terms of the loan notes permit the Company to repurchase the loan notes at any time by tender (available to all holders alike) or by privately negotiated transactions with individual holders at any price.

The notes payable to the South Australian Minister for Primary Industries (the Minister) are secured on buildings and equipment of Protherics Australasia Pty Limited. Repayment is in equal annual installments, with the final installment due in August 2007. The interest rate is variable at the discretion of the Minister and is payable annually.

The Welsh Development Agency has a legal charge over certain buildings, plant and equipment securing grants received amounting to £33,000.

The other loans are secured upon the patent shown in the consolidated balance sheet and are repayable by monthly installments, the final being due in January 2005. The interest rate is variable and reset quarterly based upon the lower of 7% and the Prime lending rate in the United States.

16. Deferred Taxation

A provision for deferred taxation is not required and there is no potential liability for deferred taxation (2003: £nil).

17. Share Capital

	Group and company		Group and company
	2004		2003
	No. Shares	£’000	No. Shares	£’000
Authorized
Ordinary shares of 2p each	313,500,000	6,270	300,000,000	6,000

Allotted, called-up and fully paid
Ordinary shares of 2p each	207,750,086	4,155	188,232,913	3,765

During the year the company allotted 18,802,484 ordinary shares with a nominal value of £376,050 in the cash placing and open offer initiated in conjunction with the acquisition of Enact Pharma PLC. The consideration received in relation to this transaction was £3,008,000 with issue expenses of £209,000 being charged to reserves. In addition, warrants and options have been exercised over 714,689 ordinary shares with a nominal value of £14,294 for a total consideration of £268,000.

At 31 March 2004 there were no unexercised warrants (2003: 887,008 ordinary shares), however there are unexercised warrants for 932,500 ordinary shares in Enact Pharma PLC, a company acquired during the current year, which expire between 31 December 2004 and 9 July 2012 and are exercisable at prices between 25p and 60p per share. Should these be exercised, the company is entitled to repurchase these shares by issuing £17.05 6% convertible loan notes per 100 Enact Pharma PLC ordinary shares. The terms of these loan notes are disclosed in note 15 to the accounts.

Details of outstanding share options are as follows:

	At 1 April			Cancelled	At 31 March	Exercise
	2003	Granted	Exercised	or expired	2004	price (p)
Date exercisable
Individual unapproved
22 Dec 2002 to 21 Dec 2009	600,000	—	—	—	600,000	39.00
9 July 2002 to 8 July 2010	25,000	—	—	—	25,000	40.00
9 July 2002 to 8 July 2010	15,000	—	—	—	15,000	25.00
9 July 2002 to 31 May 2007	3,850	—	—	—	3,850	US$ 6.00
Approved scheme
21 July 1997 to 20 July 2004	23,535	—	—	—	23,535	154.66
25 July 1998 to 24 July 2005	52,955	—	—	—	52,955	68.83
28 Jan 2003 to 27 Jan 2010	64,475	—	—	—	64,475	37.50
28 Feb 2004 to 27 Feb 2011	343,000	—	—	2,000	341,000	43.50
Unapproved scheme
19 July 1999 to 18 July 2003	248,250	—	—	248,250	—	66.66
20 Aug 1999 to 19 Aug 2003	87,110	—	—	87,110	—	57.40
23 Jan 2001 to 22 Jan 2004	297,646	—	296,646	1,000	—	41.66
20 Jan 2001 to 19 Jan 2004	6,751	—	—	6,751	—	76.84
22 June 2001 to 21 June 2008	275,000	—	—	—	275,000	46.00
23 Dec 2001 to 22 Dec 2005	10,305	—	—	—	10,305	45.00
22 Dec 2002 to 21 Dec 2009	540,000	—	—	—	540,000	39.00
27 Jan 2003 to 26 Jan 2010	87,909	—	—	—	87,909	37.50
2 Aug 2003 to 1 Aug 2010	2,908	—	—	—	2,908	28.50
22 Feb 2004 to 21 Feb 2011	1,430,000	—	—	—	1,430,000	43.50
16 Jan 2005 to 15 Jan 2012	2,369,000	—	—	—	2,369,000	39.50
9 July 2005 to 8 July 2012	500,000		—	—	500,000	25.00
14 Jan 2006 to 13 Jan 2013	100,000		—	—	100,000	21.00
20 Jun 2006 to 19 Jun 2013	—	1,250,000	—	—	1,250,000	23.25
24 Jun 2006 to 23 Jun 2013	—	30,000	—	—	30,000	23.00
1 Mar 2007 to 28 Feb 2014	—	1,240,000	—	—	1,240,000	58.50
1 Mar 2009 to 28 Feb 2014	—	325,000	—	—	325,000	58.50
Savings related options
1 Oct 2003 to 31 Mar 2004	47,260	—	47,260	—	—	36.50
1 Apr 2003 to 31 Oct 2003	75,426		11,883	63,543	—	37.50
1 Apr 2005 to 31 Oct 2005	96,300	—	—	—	96,300	37.50
Protherics PLC option plan for Therapeutic Antibodies employees
27 Jan 2000 to 29 June 2008	166,222	—	—	—	166,222	156.00 to 312.00

	7,467,902	2,845,000	355,789	408,654	9,548,459

	At 1 April			Cancelled	At 31 March	Exercise
Date exercisable	2002	Granted	Exercised	Or expired	2003	price (p)
Individual unapproved
22 Dec 2002 to 21 Dec 2009	600,000	—	—	—	600,000		39.00
9 July 2002 to 8 July 2010	—	25,000	—	—	25,000		40.00
9 July 2002 to 8 July 2010	—	15,000	—	—	15,000		25.00
9 July 2002 to 31 May 2007	—	3,850	—	—	3,850	US$	6.00
Approved scheme
21 July 1997 to 20 July 2004	23,535	—	—	—	23,535		154.66
25 July 1998 to 24 July 2005	52,955	—	—	—	52,955		68.83
28 Jan 2003 to 27 Jan 2010	72,838	—	—	8,363	64,475		37.50
28 Feb 2004 to 27 Feb 2011	384,000	—	—	41,000	343,000		43.50
Unapproved scheme
19 July 1999 to 18 July 2003	248,250	—	—	—	248,250		66.66
20 Aug 1999 to 19 Aug 2003	87,110	—	—	—	87,110		57.40
23 Jan 2001 to 22 Jan 2004	297,646	—	—	—	297,646		41.66
20 Jan 2001 to 19 Jan 2004	6,751	—	—	—	6,751		76.84
22 June 2001 to 21 June 2008	275,000	—	—	—	275,000		46.00
23 Dec 2001 to 22 Dec 2005	10,305	—	—	—	10,305		45.00
22 Dec 2002 to 21 Dec 2009	565,000	—	—	25,000	540,000		39.00
27 Jan 2003 to 26 Jan 2010	89,419	—	—	1,510	87,909		37.50
2 Aug 2003 to 1 Aug 2010	2,908	—	—	—	2,908		28.50
22 Feb 2004 to 21 Feb 2011	1,530,000	—	—	100,000	1,430,000		43.50
16 Jan 2005 to 15 Jan 2012	2,399,000	—	—	30,000	2,369,000		39.50
9 July 2005 to 8 July 2012	—	500,000	—	—	500,000		25.00
14 Jan 2006 to 13 Jan 2013	—	100,000	—	—	100,000		21.00
Savings related options
1 Oct 2003 to 31 Mar 2004	47,260	—	—	—	47,260		36.50
1 Apr 2003 to 31 Oct 2003	80,592	—	—	5,166	75,426		37.50
1 Apr 2005 to 31 Oct 2005	114,300	—	—	18,000	96,300		37.50
Protherics PLC option plan for Therapeutic Antibodies employees
27 Jan 2000 to 29 June 2008	166,222	—	—	—	166,222		156.0 to 312.0

	7,053,091	643,850	—	229,039	7,467,902

Therapeutic Antibodies former employees and consultants

In addition to the above, options over up to 546,197 shares (2003: 577,714) previously held under the Therapeutic Antibodies 1990 Plan may be granted upon request by Therapeutic Antibodies former employees and consultants under the terms of the Merger Agreement dated 20 May 1999. Option prices range from $3.87 to $6.99 per share and may be exercised at various dates from 29 April 1994 to 15 Dec 2006.

M Brown Options

In addition to the above, M Brown holds options over 46,520 ordinary shares at $3.86 per share and 104,670 ordinary shares at $5.15 per share under the Therapeutic Antibodies 1990 plan. Full details have been provided in note 5.

Share options in Enact Pharma PLC

In addition to the above, options over 537,852 ordinary shares in Enact Pharma PLC, a company acquired in the current year, may be exercised at 20p per Enact Pharma PLC ordinary share between 9 January 2005 and 8 January 2012. Should these be exercised, the company is entitled to repurchase these shares by issuing £17.05 6% convertible loan notes per 100 Enact Pharma PLC ordinary shares. The terms of these loan notes are disclosed in note 15 to the accounts.

18. Reserves

	Group and Company	Group Merger	Profit and Loss account
	Share Premium	Reserve	Group	Company
	£’000	£’000	£’000	£’000
At 31 March 2003	63,350	51,163	(107,940)	(6,396)
Exchange movement	—	—	623	—
Issue of shares	2,677	—	—	—
Retained profit/ (loss) for the year	—	—	1,265	(1,559)

At 31 March 2004	66,027	51,163	(106,052)	(7,995)

Goodwill on acquisition written off in prior periods amounts to £l,909,000. In accordance with section 230 (1-4) of the Companies Act 1985, a separate profit and loss account for the Company is not presented. Of the retained profit for the year of the Group, losses of £1,559,000 have been dealt with in the accounts of the Company.

19. Reconciliation of Movement in Equity Shareholders’ Funds

	Group
	2004	2003
	£’000	£’000
Profit / (loss) for the financial year	1,265	(238)
Issue of shares	3,276	—
Expenses of equity share issues	(209)	—
Currency translation differences on foreign currency equity investments	623	435

Net increase in shareholders’ funds	4,955	197
Opening shareholders’ funds	10,338	10,141

Closing shareholders’ funds	15,293	10,338

20. Capital Commitments

At 31 March 2004 the Group had capital commitments of £378,000 (2003: £356,000) contracted but not provided for.

21. Financial Commitments

At 31 March 2004 the Group had the following annual commitments in respect of operating leases which expire:

	Property		Other
	2004	2003	2004	2003
	£’000	£’000	£’000	£’000
Within one year	135	83	11	9
Within two to five years	439	51	9	20

	574	134	20	29

22.	Notes to the Consolidated Cash Flow Statement

(i)	Reconciliation of operating profit/(loss) to net cash outflow from operating activities

	31 March	31 March	31 March
	2004	2003	2002
	£’000	£’000	£’000
Operating profit/(loss)	1,245	(604)	(2,102)
Depreciation and amortisation	2,130	1,025	958
Loss/(profit) on disposal of tangible fixed assets	125	(2)	16
Deferred grant income	(77)	(101)	(55)
Grant received	31	122	—
Increase in stocks	(2,583)	(3,092)	(2,295)
Increase in debtors	(478)	(1,677)	(388)
Increase in creditors	246	2,606	2,264
(Profit) on sale of current asset investments	—	—	(33)

Net cash inflow/(outflow) from operating activities	639	(1,723)	(1,635)

(ii)	Reconciliation of net cash flow to movement in net (debt)/funds.

	31 March	31 March	31 March
	2004	2003	2002
	£’000	£’000	£’000
Increase/(decrease) in cash	556	(3,511)	4,685
Cash (inflow) from management of liquid resources	—	—	(1,686)
Cash outflow from financing	693	535	420

Increase/(decrease) in net funds resulting from cash flows	1,249	(2,976)	3,419
Conversion of loan notes into shares	—	—	3,034
6% Convertible loan notes issued	(7,050)	—	—
New loans in respect of patents purchased	—	—	(858)
New finance lease and hire purchase agreements	(1,857)	(89)	(302)
Finance leases disposed of with business	—	—	256
Debt acquired with acquired businesses	(356)	—	—
Foreign exchange differences	6	(21)	31

(Decrease)/increase in net funds in the year	(8,008)	(3,086)	5,580
Net funds/(debt) brought forward	1,588	4,674	(906)

Net (debt)/funds carried forward	(6,420)	1,588	4,674

(iii)	Analysis of net funds/(debt)

	At 1				Foreign	At 31
	April			Non-cash	Exchange	March
	2003	Cash flow	Acquisitions	Changes	Differences	2004
	£’000	£’000	£’000	£’000	£’000	£’000
Cash at bank and in hand	2,756	556	—	—	(5)	3,307
Loans – amounts falling due in less than one year	(376)	155	(285)	—	6	(500)
Loans – amounts falling due in more than one year	(537)	337	(71)	(7,050)	9	(7,312)
Obligations under finance lease and hire purchase agreements	(255)	201	—	(1,857)	(4)	(1,915)

	1,588	1,249	(356)	(8,907)	6	(6,420)

Cash at bank and in hand represent cash and deposits held at financial institutions that can be accessed with notice not exceeding 24 hours.

Non-cash changes to finance leases and hire purchase agreements relate to new agreements entered into during the year. Non-cash changes to loans relate to the issue convertible loan notes issued.

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

25. Acquisition of subsidiary undertaking

On May 2, 2003, the Company announced that it had reached agreement on the terms of a recommended offer for Enact Pharma PLC (“Enact”), the OFEX traded biopharmaceutical company and this offer was declared wholly unconditional on June 18, 2003. On this date, the company acquired 89.4% of the issued share capital. The remaining 10.6% of issued share capital was acquired by 4 September 2003.

The following table sets out the book values of identifiable assets and liabilities acquired and their fair value to the group

		Fair value	Fair value to
	Book value	adjustment	the group
	£’000	£’000	£’000
Intangible fixed asset – licences	115	(115)	—
Tangible fixed assets	55	—	55
Debtors	128	—	128
Current asset investments	727	—	727
Cash	10	—	10
Bank overdraft	(822)	—	(822)
Bank loans	(93)	—	(93)
Other loans	(263)	—	(263)
Trade creditors	(967)	—	(967)
Accruals	(411)	—	(411)
Other creditors	(68)	—	(68)

Net liabilities acquired	(1,589)	(115)	(1,704)
Goodwill			9,981

Net consideration			8,277

Satisfied by:
Issue of 6% convertible loan notes			7,196
Issue costs of 6% convertible loan notes			(164)
Cash			519
Distribution of current asset investment acquired with business			726

			8,277

Following a reorganisation of the group’s research and development activities, it is not possible to show the cash effects of acquired operations in the year.

The trading results of Enact from 1 October 2002 to 18 June 2003, being the date of Enact’s last annual report to the date of acquisition, were as follows:

£’000
Turnover	33

Operating (loss)	(3,110)

(Loss) before tax	(3,166)
Taxation	53

(Loss) after tax	(3,113)

Enact had no recognised gains and losses other than those included in the results above and therefore no separate statement of total recognised gains and losses has been presented.

The results above include a write down of current asset investments amounting to £1,266,000.

26. Financial Instruments

The Group’s financial instruments comprise borrowings, cash and liquid resources, forward foreign currency contracts and various items, such as trade debtors and trade creditors, that arise directly from its operations.

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

At 31 March 2004, the Group held net cash balances of £3,307,000 million. Of this amount, £2,107,000 million was invested in overnight money market deposits so as to maximise returns received.

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

Financial assets

Financial assets comprise cash balances and money market deposits which attract variable rates of interest which are based on market rates in each country. An analysis of financial assets by currency is as follows:

	31 March	31 March
	2004	2003
	£’000	£’000
Financial assets by currency
Sterling	2,861	2,005
US Dollar	392	313
Australian Dollar	54	438

	3,307	2,756

All financial assets mature within one year, or on demand.

Borrowing Facilities

The Group has an undrawn committed facility of £2,000,000 available at 31 March 2004 (2003 - £nil) which was secured by a mortgage on the Group’s property in Wales and a floating charge over the assets of the Group.

Financial Liabilities

The Group held the following financial liabilities at 31 March 2004.

	Fixed rate	Fixed rate			Non interest
	weighted	weighted	Fixed rate	Floating rate	bearing	31 March
	average	average	financial	financial	financial	2004
	period	interest rate	liabilities	liabilities	liabilities	Total
	years	%	£’000	£’000	£’000	£’000
Currency
Sterling	5.9	6.4	8,865	76	—	8,941
US Dollar	—	—	—	348	—	348
Australian Dollar	1.8	7.8	100	305	33	438

Total	5.8	6.5	8,965	729	33	9,727

The Group held the following financial liabilities at 31 March 2003.

	Fixed rate	Fixed rate			Non interest
	weighted	weighted	Fixed rate	Floating rate	bearing	31 March
	average	average	financial	financial	financial	2003
	period	interest rate	liabilities	liabilities	liabilities	Total
	years	%	£’000	£’000	£’000	£’000
Currency
Sterling	4.8	10.8	229	—	—	229
US Dollar	—	—	—	497	—	497
Australian Dollar	2.0	7.3	26	385	31	442

Total	4.6	10.4	255	882	31	1,168

A maturity profile of financial liabilities, which include loan notes and obligations under finance leases and hire purchase obligations is presented in note 15.

Floating rate borrowings are based on interbank rates in each country.

Fair Value of Financial Assets and Financial Liabilities

The book value and the fair value of money market deposits equate due to their short-term nature. The fair value of the convertible unsecured loan note, based on the fair value of the underlying shares (assuming conversion), was £15,120,000 compared to a book value of £7,092,000. The fair value of forward foreign currency contracts, based on closing exchange rates at the year end, was an asset of £1,552,000, compared to a book value of £323,000 (2003: asset of £484,000, compared to a book value of £41,000). The fair value of all other items has been calculated by discounting expected future cash flows at prevailing interest rates, and is not materially different from their book value.

Currency profile

The main functional currencies of the Group are sterling, the US dollar and the Australian dollar. The following analysis of net monetary assets and liabilities shows the Group’s currency exposures after the effects of forward contracts used to manage currency exposure. The amounts show the transactional exposures that give rise to the net currency gains and losses recognised in the profit and loss account. Such exposures comprise the monetary assets and monetary liabilities of the Group that are not denominated in the operating (or ‘functional’) currency of the operating unit involved.

	31 March 2004
		Australian			Canadian		31 March
	Sterling	Dollar	US Dollar	Euro	Dollar	Yen	2004
	denominated	denominated	denominated	denominated	denominated	denominated	total
	£’000	£’000	£’000	£’000	£’000	£’000	£’000
Functional Currency
Sterling	—	861	(91)	(218)	(42)	(22)	488
Australian Dollar	—	—	—	—	—	—	—
US Dollar	(1,040)	—	—	—	—	—	(1,040)

Total	(1,040)	861	(91)	(218)	(42)	(22)	(552)

	31 March 2003
		Australian			Canadian		31 March
	Sterling	Dollar	US Dollar	Euro	Dollar	Yen	2003
	denominated	denominated	denominated	denominated	denominated	denominated	total
	£’000	£’000	£’000	£’000	£’000	£’000	£’000
Functional Currency
Sterling	—	(4,681)	2,327	(53)	—	—	(2,407)
Australian Dollar	—	—	—	—	—	—	—
US Dollar	(3,057)	—	—	—	—	—	(3,057)

Total	(3,057)	(4,681)	2,327	(53)	—	—	(5,464)

Hedging

The Group makes use of forward foreign currency contracts to fix a proportion of its expected US dollar sales into Sterling. At 31 March 2004, there were unrecognized profits of £1,229,000 (2003: unrecognized profits of £443,000). As in the prior year, these forward foreign currency contracts are due to expire within 12 months of the balance sheet date.

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

(b) Acquisitions prior to fiscal years commencing after 15 December 2001

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

Under U.S. GAAP, goodwill is capitalized in the balance sheet and was, prior to years commencing after 15 December 2001, amortized its estimated useful economic life not exceeding 40 years.

For purposes of restating shareholders’ equity in accordance with U.S. GAAP, goodwill has been reclassified as an asset less amortization based upon the useful economic life of 10 years on a straight line basis.

Goodwill under U.S. GAAP is stated at cost less amortization as follows:

	2004	2003	2002
	£’000	£’000	£’000
Cost	1,909	1,909	1,909
Accumulated Amortization	(1,909)	(1,909)	(1,909)

Net book value	—	—	—

(c) Acquisition of Enact Pharma PLC

In June 2003, the Company acquired Enact Pharma PLC “Enact”, a research and development company based in the UK. Under UK GAAP, in-process research and development is not considered to be a separate intangible asset and, thus, such balances are subsumed within goodwill and amortized over their estimated useful life. Under UK GAAP, this resulted in goodwill of £9,981,000 of which £782,000 was amortized in the year to 31 March 2004.

Under US GAAP, in accordance with APB Opinion No. 16, ‘Business Combinations’, and No. 17, ‘Intangible Assets’, in process research and development is separately identified and analyzed to determine the fair market value at the date of acquisition. In process research and development is identified in accordance with the definition within Statement of Financial Standard (SFAS) No. 2, ‘Accounting for Research and Development Costs’. Following identification of qualifying research and development projects within Enact, their value was determined by estimating the costs to develop the purchased in-process research and development into commercially viable products, estimating the resulting cash flows from the projects and discounting the net cash flows to their present value. Once valued, this intangible asset is expensed and the charge relating to in-process research and development amounted to £9,981,000.

The impact on the profit and loss account for the year ended 31 March 2004 was:

£’000
Amortization of goodwill under U.K. GAAP	782
In process research and development write-off under U.S. GAAP	(9,981)

Net book value	(9,199)

(d) Stock compensation plans

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

The nature of the conditions attached to the stock option awards mean that management cannot make a reasonable estimate of the number of shares that will be eventually issued because the company cannot control the achievement of the conditions. As a consequence, the compensation expense for the stock awards is recorded when and only when the options vest and the target is achieved based on the difference between the exercise price and the market value on that dare.

Under U.S. GAAP, an expense of £225,000 has been recognized in the year ended 31 March 2004. No expense has been recognized in the two years ended 31 March 2003 since the market value was below the exercise price of these options.

(e) Revenue Recognition

Certain sales of the Company’s CroFab™ products sold in fiscal 2001 and DigiFab™ sold in fiscal 2002, 2003 and 2004 include a right of replacement or return. Under U.S. GAAP, FASB 48 “Revenue Recognition when Right of Return Exists” indicates that an absence of historical experience with similar types of sales of similar products may impair the ability to make a reasonable estimate of returns. Because CroFab™ and DigiFab™ were both relatively new products, there is an absence of historical experience for these sales, and therefore all revenue related to sales that include a right of replacement must be deferred under U. S. GAAP until the replacement or return privilege expires.

In addition to the net effect on net profit/(loss) and shareholders’ equity for fiscal 2004 and 2003, under US GAAP the following balances would be restated to the figures shown below:

	US GAAP
	Year ended	Year ended
	31 March	31 March
	2004	2003
	£’000	£’000
Revenues	16,913	12,515
Cost of goods sold	8,629	8,284
Inventory	10,807	7,315
Deferred Income	9,474	5,923

(f) Accounting for Derivative Instruments and Hedging Activities.

Financial Accounting Standard No. 133, “Accounting for Derivative Instruments and Hedging Activities” was issued in June 1998. This standard, which was effective for fiscal years beginning after 1 January 2001, requires all derivatives to be recognized in the balance sheet as either assets or liabilities and measured at fair value. As a result of adopting FAS No.133, there was a one-time, unrealized loss of £84,000 (net of tax) to equity shareholders’ funds under U.S. GAAP as a cumulative-effect-type change in accounting principle to recognize the fair value of derivative instruments held at April 1, 2001. During the year ending March 31, 2002, the £84,000 was reclassified to current earnings, which had the same effect as settlement of the instruments under U.K. GAAP. The Company has not designated any of its derivative instruments as qualifying hedge instruments under FAS 133 and accordingly, the Company records changes in the fair value of its derivative instruments in current earnings. For the years ended March 31, 2002 and March 31, 2003 there is a difference between U.S. GAAP and U.K. GAAP to record the fair value of the derivative instruments on the balance sheet at March 31, 2002, March 31, 2003 and March 31, 2004 resulting in a decrease in profit of £25,000, increase in profit of £468,000 and increase in profit of £578,000 respectively.

(g) Approximate effect on net (loss)/profit of differences between U.K. GAAP and U.S. GAAP

	Year ended	Year ended	Year ended
	31 March	31 March	31 March
	2004	2003	2002
	£’000	£’000	£’000
Net profit/(loss) of Group under UK GAAP	1,265	(238)	2,867
Adjustments:
Computer Software	—	—	370
Acquisition of Enact	(9,199)	—	—
Stock compensation plans	(225)	—	—
Revenue recognition	(3,274)	(1,119)	(443)
Derivative instruments and hedging activities	578	468	(25)

Net (loss)/profit under US GAAP	(10,855)	(889)	2,769

(h) Approximate effect on equity shareholders’ funds of differences between U.K. GAAP and U.S. GAAP

	Year ended	Year ended	Year ended
	31 March	31 March	31 March
	2004	2003	2002
	£’000	£’000	£’000
Equity Shareholders’ funds under UK GAAP	15,293	10,338	10,141
Adjustments:
Computer Software	—	—	—
Acquisition of Enact	(9,199)
Revenue recognition	(4,238)	(964)	155
Derivative instruments and hedging activities	1,021	443	(25)

Equity Shareholders’ funds under US GAAP	2,877	9,817	10,271

(i) Consolidated cash flow statements

The Group’s consolidated financial statements include Consolidated Statements of Cash Flows in accordance with U.K. Financial Reporting Standard 1 (Revised 1996) — “Cash Flow Statements” (“FRS 1 (Revised)”). The statement prepared under FRS 1 (Revised) presents substantially the same information as that required under U.S. Statement of Financial Accounting Standard No. 95 (SFAS 95), except that FRS 1 (Revised) reflects changes in cash (cash in hand and deposits repayable on demand less any bank loans or bank overdrafts repayable on demand), whereas SFAS 95 reflects changes in the total of cash and cash equivalents.

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

	Year	Year	Year
	ended 31	ended 31	ended 31
	March	March	March
	2004	2003	2002
	£’000	£’000	£’000
Net cash inflow/(outflow) from operating activities	313	(1,080)	(1,602)
Net cash flows of investing activities	(2,136)	(1,840)	5,031
Net cash flows of financing activities	2,374	(535)	(422)

Net (decrease)/increase in cash and cash equivalents under US GAAP	551	(3,455)	3,007
Cash and cash equivalents under US GAAP at beginning of year	2,756	6,211	3,204

Cash and cash equivalents under US GAAP at end of year	3,307	2,756	6,211
Short term cash deposits	—	—	—
Restricted cash balances	—	—	—

Cash and bank balances under UK GAAP at end of year	3,307	2,756	6,211

(j) Recently issued accounting pronouncements

     In January 2003, the FASB issued FASB Interpretation No. 46 (“FIN 46”), Consolidation of Variable Interest Entities. FIN 46 was subsequently clarified and modified by FIN 46(R) in December 2003. FIN 46 clarifies the application of Accounting Research Bulletin No. 51, Consolidated Financial Statements, to certain entities in which the equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 applies immediately to variable interest entities created after January 31, 2003. For variable interests acquired before February 1, 2003, FIN 46 is effective for the Company starting April 1, 2004. Management does not expect the adoption of FIN 46 to have a material effect on the Company’s results of operations and financial position.

     In December 2003, the FASB issued FIN 46(R), Consolidation of Variable Interest Entities. FIN 46(R), replaces FIN 46 and clarifies the accounting for interests in variable interest entities. Management does not expect the adoption of FIN 46(R) to have a material effect on the Company’s results of operations and financial position.

     In May 2003, the FASB issued SFAS No. 150 (SFAS 150), Accounting For Certain Financial Instruments with Characteristics of Both Liabilities and Equity. The statement improves the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity and requires that these instruments be classified as liabilities in statements of financial position. This statement is effective prospectively for financial instruments entered into or modified after May 31, 2003 and, otherwise, is effective at the beginning of the first interim period beginning after June 15, 2003. This statement shall be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the statement and still existing at the beginning of the interim period of adoption. The adoption of SFAS 150 has not, to date, had any significant impact on the Company’s results of operations and financial position.

     In December 2003, the FASB issued SFAS No. 132 (Revised 2003), Employers’ Disclosures about Pensions and Other Post-Retirement Benefits, which is effective, subject to certain exemptions, for fiscal years ending on or after December 23, 2003. The adoption of SFAS 132 has not, to date, had any significant impact on the Company’s results of operations and financial position.

     In May 2003, the Emerging Issues Task Force, (“EITF”) issued Issue No. 01-08, Determining Whether an Arrangement Contains a Lease. EITF Issue 01-08 provides guidance in determining whether an arrangement should be considered a lease subject to the lease accounting and disclosure guidance of FASB Statement No. 13, Accounting for Leases. The provisions of EITF Issue 01-08 apply to both potential lessors and lessees that have agreed or committed to arrangements, modified arrangements, or acquired arrangements in business combinations initiated after the beginning of the reporting period following May 28, 2003. The adoption of EITF Issue 01-08 did not have a material impact on the Company’s results of operations and financial position.

     In May 2003, the FASB EITF published Issue 00-21, Revenue Arrangements with Multiple Deliverables. EITF 00-21 addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue generating activities. The Issue is effective for revenue arrangements entered into for fiscal periods beginning after June 15, 2003. Although the Company currently is evaluating the impact of this new guidance, it is not expected to have a material impact on its accounting treatment of multiple element contracts under U.S. GAAP.

     At its November 2003 meeting, the EITF reached a consensus on disclosure guidance previously discussed under EITF 03-01, The Meaning of Other-Than- Temporary Impairment and Its Application to Certain Investments. The consensus provided for certain disclosure requirements that were effective for fiscal years ending after December 15, 2003. At its March 2004 meeting, the EITF reached a consensus on recognition and measurement guidance previously discussed under EITF 03-01. The consensus clarifies the meaning of other-than- temporary impairment and its application to investments classified as either available-for-sale or held-to-maturity under FASB Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities, and investments accounted for under the cost method or the equity method. The recognition and measurement guidance for which the consensus was reached in the March 2004 meeting is to be applied to other-than-temporary impairment evaluation in reporting periods beginning after June 15, 2004. Although the Company currently is evaluating the impact of this new guidance, it is not expected to have a material impact on its accounting treatment of multiple element contracts under U.S. GAAP.