Form 20-F
period 2005-03-31
PROTHERICS PLC
filed 2005-07-25
CIK 945725

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

- OR -

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended March 31, 2005

- OR -

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the transition period from to

Commission File Number: 333-85347

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
242,204,390 ordinary shares of 2p each as of March 31, 2005

     Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

     ☑   Yes                      ☐   No

     Indicate by check mark which financial statement item the Registrant has elected to follow:

     ☑   Item 17                 ☐   Item 18

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

GLOSSARY

     The discussion herein regarding the Company’s product candidates and technologies includes certain scientific and technical terms and abbreviations. These terms include:

adjuvant	A pharmacological agent added to a drug to increase or aid its effect

affinity	the strength of the binding between an antibody and its antigen or epitope

angiotensin	the term used to describe a family of peptide hormones that are involved in the control of blood pressure and body fluid levels

antibody	substance produced by cells of the immune system which bind to parts of other substances in a highly specific way to neutralize their effect

antiserum(a)	serum from an animal which has been injected with an immunogen

assay	a quantitative or qualitative process used to measure or detect a particular substance

bovine spongiform encephalopathy	the abnormal prion protein disease of the brain in cattle

cisplatin	a platinum metal-based organic anti-cancer drug

clinical development	the stage of pharmaceutical research and development in which potential drugs are studied in human clinical trials (or in the target species for animal health drugs)

cytokine	a cellular messenger, typically of the immune system

cytotoxic	a molecule or drug that is toxic to cells

diagnostic test	an assay used for the diagnosis of disease typically carried out on body fluids or tissues

encephalopathies	diseases of the brain which interfere with its normal functioning

endogenous enzyme	an enzyme that naturally occurs in cells or tissues

enzymes	proteins that promote changes in other molecules (e.g., in other proteins, sugars or fatty substances)

epitope	the part or parts of the target molecule which react with an antibody

fab fragment	the fragment produced by cleavage of an antibody with a proteolytic enzyme that binds to the antibody target molecule (antigen)

fragment	part of an antibody molecule which can be split from the whole molecule and which still retains biological activity

GNRH	gonadotrophin releasing hormone, the ‘boss’ hormone that controls sexual development and function in both males and females

high blood pressure	blood pressure that is above medically defined limits and which is associated with increased risks of stroke and heart disease

immune system	the cells and structures in the body that are capable of producing antibodies and other components of the immune response

immunogen	any substance which can elicit the formation of specific antibodies

immunotherapeutics	medicines that act on or through the immune system (e.g., vaccines)

inhibitor	a substance that blocks the action of another substance (e.g., an enzyme)

in vitro	experimental biological processes made to occur in isolation from the whole organism

metalloorganic	a carbon containing synthetic chemical compound that contains a metal group as part of its intrinsic biochemical action

metastasis	the spread of a tumor from the organ of origin to a distant site

molecular target	the substance (e.g., an enzyme) at which drug discovery efforts are directed

monoclonal antibody	an antibody directed to a single epitope on the target molecule

monospecific antivenins	antisera prepared to the venom of a single species of snake

named patient basis	this refers to a form of limited regulatory approval for certain drugs used in the treatment of human injuries or conditions for which no satisfactory therapies exist, or for which other drugs are unavailable, cause adverse effects or are in short supply

non-ionic surfactant	microscopic globular structures with a fluid center surrounded by layers of fatty materials which can entrap vaccine antigens

oncology	the study of cancer

orphan drug status	status granted by the FDA which provides certain development, registration and marketing incentives, for development of treatments of small (fewer than 200,000 per annum in the United States) incidence conditions

PCT	Patent Cooperation Treaty (Washington, 1970), as amended, and the regulations and administrative instructions thereunder

phase I clinical study/trial	the assessment of the safety of a biologically active substance in volunteers

phase II clinical study/trial	the assessment in patients of a drug to determine dose range and preliminary efficacy

polyclonal antibody	a population of antibodies directed to multiple epitopes on the target molecule

post-mortem tests	testing of animals after death (e.g., from samples taken in the slaughterhouse)

pre-clinical development	the research and development stage immediately prior to clinical trials, which usually lasts 12-18 months

prion protein	the protein that assumes an abnormal structure in bovine spongiform encephalopathy and related diseases and which is believed to be capable of transmitting bovine spongiform encephalopathy and related diseases

prodrug	an inert chemical which can be activated within the body to an active drug

proof of concept and optimization studies	studies in animals to demonstrate the (expected) action of the drug and to define the most effective form of the drug

purification of polyclonal antibodies	the process of removal of extraneous foreign proteins, viruses and other biological materials associated with manufacturing of product

®	means a trademark has been registered in the United States Patent and Trademark Office

sepsis syndrome	the name given to a spectrum of disorders caused by the body’s exaggerated response to infection or injury. The defining characteristics are inflammation, abnormal vital signs and failure of one or more major organ systems. The condition may progress to multiple organ failure.

serum	the component of blood excluding the red and white blood cells and fibrinogen

specificity	the degree to which an antibody binds to antigens other than that to which it is primarily directed

synthesis	the route of manufacture

titanocene compound	a stable titanium metal-based organic compound

therapeutic	pharmaceutical product targeted to treat a specific disease

™	means that a trademark is being registered or an application for a trademark is being made in one or more countries

TNFa	tumor necrosis factor alpha, a cytokine, involved in the body’s inflammatory process

transmissible spongiform encephalopathy	a degenerative condition of the nervous system believed to be caused by the accumulation of an abnormal form of the prion protein

vaccine	a formulation used to stimulate an immune response

VEGF	vascular endothelial growth factor, a protein which is involved in the formation of new blood vessels

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

     Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3. KEY INFORMATION

Selected Financial Data

     The Consolidated Financial Statements have been prepared in accordance with U.K. generally accepted accounting principles (“GAAP”), which differ in certain respects from U.S. GAAP. For a discussion of the material adjustments to net loss and shareholders’ funds that would have been required in applying the significant differences between U.K. GAAP and U.S. GAAP, see Note 26 of the Notes to the Consolidated Financial Statements included herein.

     The data set forth below should be read in conjunction with the Consolidated Financial Statements and the Notes thereto included herein.

	Year Ended March 31,
	2005	2004	2003	2002	2001
	(in thousands of pounds, except share and per share data)
Consolidated Profit & Loss Account Information:
U.K. GAAP
Turnover	18,839	21,019	11,270	7,924	4,186
Operating (loss)/profit	(2,464)	1,245	(604)	(2,102)	(6,543)
Net (loss)/profit	(2,587)	1,265	(238)	2,867	(6,206)
Net (loss)/profit per ordinary share (basic and fully diluted)	(1.15p )	0.61p	(0.13p )	1.59p	(3.80p )

U.S. GAAP
Turnover	13,119	16,913	12,515	7,416	2,255
(Loss)/profit from operations	(7,269)	(10,875)	(1,255)	2,832	(5,934)
Net (loss)/profit	(7,392)	(10,855)	(889)	2,769	(5,597)
Net (loss)/profit per ordinary share (basic and diluted)	(3.30p )	(5.26p )	(0. 47p )	1.55p	(3.42p )

Consolidated Balance Sheet Data:
U.K. GAAP
Total assets (fixed assets plus current assets)	40,389	34,546	19,525	17,430	11,696
Net assets	25,228	15,293	10,338	10,141	3,971
Long-term obligations	5,896	9,449	717	1,106	3,600
Shareholders’ funds	25,228	15,293	10,338	10,141	3,971
Number of equity shares outstanding (in thousands of shares)	242,204	207,750	188,233	188,233	174,269

U.S. GAAP
Total assets (fixed assets plus current assets)	34,772	27,430	20,198	20,024	13,855
Shareholders’ funds	8,591	2,877	9,817	10,271	4,199

     No dividends have been paid by the Company in the periods illustrated above.

     Under U.K. GAAP, the fiscal 2002 operating loss excludes the £5,032,000 net gain recognized upon disposal of the computer-aided molecular design (“CAMD”) division, whereas under U.S. GAAP, the net gain from operations in fiscal 2002 includes a U.S. GAAP profit of £5,404,000 after giving effect to proceeds from the disposal of CAMD.

     Under U.K. GAAP, the operating profit in fiscal 2004 and operating loss in fiscal 2005 included amortization charges of £782,000 and £998,000, respectively, on goodwill generated upon the acquisition of Enact in June 2003. Under U.S. GAAP, the in-process research and development of Enact on acquisition was valued and expensed in the fiscal year ended March 2004.

     Under U.K. GAAP, the fiscal years 2002, 2003, 2004 and 2005 incorporate the results of certain sales of the Company’s products which include a right of replacement or return for which a provision for such returns and replacements is made where appropriate, based upon management estimates. Under U.S. GAAP, FASB 48 “Revenue Recognition when Right of Return Exists” indicates that an absence of historical experience with similar types of sales of similar products may impair the ability to make a reasonable estimate of returns. Because the Company’s CroFab® and DigiFab® were both relatively new products, there is an absence of historical experience for these sales, and therefore all revenue related to sales that include a right of replacement must be deferred under U.S. GAAP until the replacement or return privilege expires.

     Under U.K. GAAP, the expense of share options granted to employees is recognized in the Group’s financial statements when the share options have been granted. Such grants give rise to the compensation expense measured by reference to the fair value of shares only on the date of grant. Under U.S. GAAP, a charge for stock compensation plans is generally recognized over the vesting period.

     Under U.S. GAAP, all derivative instruments must be recognized on the year-end balance sheet as either assets or liabilities and measured at fair value. Changes in the fair value of the Company’s derivative instruments are recorded in earnings during the fiscal year ended March 31, 2003, 2004 and 2005 as indicated in the table below.

     A summary of the financial effects of reconciling the Company’s U.K. GAAP accounts to U.S. GAAP for the three years ended March 31, 2005 is illustrated below:

	Year Ended March 31,
	2005		2004		2003
	£	’000	£	’000	£	’000
Net (loss) / profit of Group under U.K. GAAP		(2,587)		1,265		(238)
U.S. GAAP reconciling adjustments:
Revenue recognition		(4,593)		(3,274)		(1,119)
Acquisition of Enact		998		(9,199)		—
Stock compensation plans		(584)		(225)		—
Derivative instruments and hedging activities		(626)		578		468

Net (loss) under U.S. GAAP		(7,392)		(10,855)		(889)

Currencies And Exchange Rates

     The Company publishes its consolidated financial statements in sterling. In this Annual Report, references to “sterling” or “£” are to U.K. currency and references to “U.S. dollars” or “$” are to U.S. currency. Solely for informational purposes, this Annual Report contains translations of certain sterling amounts into or from U.S. dollars at a specified rate. These translations should not be construed as representations that the sterling amounts actually represent such U.S. dollar amounts or could be converted into or from U.S. dollars at the rate indicated or at any other rate. Unless otherwise stated herein, the translations of sterling into or from U.S. dollars have been made at £1.00 to $1.8888, the Noon Buying Rate on March 31, 2005.

     The following tables set forth, for the periods and dates indicated, certain information concerning the Noon Buying Rate for sterling expressed in U.S. dollars per £1.00. The period average data set forth below is the average of the Noon Buying Rate on the last day of each full month during the period. On June 30, 2005, the Noon Buying Rate was £1.00 to $1.7921

2005 Month Ended	High	Low
January 31	$1.9058	$1.8647
February 28	1.9249	1.8570
March 31	1.9292	1.8657
April 30	1.9197	1.8733
May 31	1.9122	1.8205
June 30	1.8368	1.7921

Year ended March 31,	Average
2001	$1.4737
2002	1.4317
2003	1.5541
2004	1.6926
2005	1.8459

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

If the Company is unable to generate sufficient revenues from operations, it will require additional financing. This financing may not be available at all or, if available, may be on terms that dilute shareholders’ interests.

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

If the Company fails to obtain adequate intellectual property rights for its products and product candidates, competitors may be able to take advantage of the Company’s research and development efforts. The Company may also be subject to claims of intellectual property infringement by third parties.

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

     With the exception of fiscal year 2004, the Company’s product launches have not generated sufficient revenues to cover all of the Company’s costs and may not do so in the future. In addition to the products launched, the Company has a variety of product candidates in various stages of development and will need to undertake substantial additional research and development and pre-clinical and clinical testing of the Company’s product candidates. These efforts may not result in the development of any further commercially successful products, in which case the Company may not be able to generate sufficient revenues to fund operations as currently budgeted, or may be required to scale back operations or specific projects.

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

     Over 90% of the Company’s revenues for the year ended March 31, 2005 were derived from customers located in the U.S. and these sales are denominated in U.S. dollars. Since the majority of the Company’s expenses are denominated in British pounds sterling and Australian dollars, the results of operations and financial condition, as reported in pounds sterling, will be affected by fluctuations in exchange rates.

     The Company enters into hedging agreements to protect against currency exchange risk. However, this policy may not in all cases be able to manage all the currency transaction risks, particularly given the volatility of exchange rates and the continued weakness of the U.S. dollar.

Differences between U.K. and U.S. accounting rules may have a significant impact on the Company’s financial statements when reconciling to U.S. GAAP.

     New or revised accounting standards in both the U.K. and the U.S. which may be introduced from time to time by U.K., U.S. or other international accounting authorities could have a material adverse impact on the Company’s reported financial results when reconciled to U.S. GAAP, as certain accounting standards and principles differ under U.S. GAAP and U.K. GAAP. For fiscal year 2006, the Company will be required to report under International Financial Reporting Standards (“IFRS”) in the U.K. which will vary in certain respects from the current U.K. GAAP requirements and will significantly affect the reported results of the Company within the U.K., although the U.S. GAAP results will be unaffected by this change in standards.

The Company has a history of operating losses and may not be profitable on a sustainable basis.

     With the exception of fiscal year 2004, the Company has not been profitable at an operating level over a full financial year. For the fiscal years ended March 31, 2005, 2003, 2002, and 2001, the Company had U.K. GAAP (losses)/profits on ordinary activities after taxation of approximately (£2,587,000), (£238,000), £2,867,000 and (£6,206,000), respectively, although the profit recorded in fiscal year ended March 31, 2002 included a profit generated on disposal of the CAMD division of £5,032,000. The underlying losses resulted principally from costs associated with the manufacture of pharmaceutical products, and the research, development and clinical testing activities of product candidates. In the fiscal year ended March 31, 2004, the Company had U.K. GAAP profits of £1,265,000. A return to profitability will depend on the Company’s ability to generate sufficient revenues from existing product sales, product candidates that are currently under development and to enter into new partnerships for the licensing of its product candidates, while maintaining existing partnerships. During the forthcoming years, the Company anticipates increasing its expenditure in relation to establishing a sales force and other manufacturing based projects.

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

     In addition, there can be no assurance that the Company’s current or potential collaborators and licensees will not pursue alternative technologies either on their own or in collaboration with others, including the Company’s competitors.

If the livestock from which the Company obtains antisera or the snakes from which the Company obtains venom, develop diseases, the Company may be unable to meet its current or future production requirements.

     The Company currently supplies all of the antisera required for the production of its polyclonal antibody products from its own flocks of sheep in South Australia. The Company takes stringent precautions to minimize the risk of animal diseases, including scrapie, which could affect its sheep or the safety of its products. All of the sheep used by the Company to produce its antisera are located in Australia, which the office of the Australian Chief Veterinary Officer has acknowledged as being scrapie free. However, animal diseases could affect the Company’s flocks and therefore its ability to produce antisera.

     The Company currently sources three of the four venoms used in the production of its treatment for rattlesnake bites (CroFab®) from specimens in captive colonies maintained by third parties in Kentucky and Florida in the United States. The fourth venom is obtained from the Company’s own captive colony in Utah. The Company takes stringent precautions by quarantine, by testing and by veterinary clinical care to maintain captive specimens free of reptile diseases as certified by consulting veterinarians. However, reptile diseases could adversely affect captive specimens and the ability to obtain timely supplies of venom.

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

     The Company requires supplies of certain raw materials, such as crotalid snake venom and digoxin, for use in the development and manufacture of its products and product candidates. Although the Company has no reason to believe that its suppliers will be unable to procure adequate supplies of such raw material on a timely basis, disruptions in supplies, including delays due to the inability of the Company’s suppliers, or the Company, to procure raw materials would have a material adverse effect on the Company’s business. The Company also relies on third party contractors to provide critical services such as the filling and freeze-drying of product into vials. Problems at contractors’ facilities in the past have caused delays and disruptions in supplies of the Company’s marketed products and, despite efforts to dual supply critical suppliers and service providers, there can be no assurance the Company will not experience similar delays in the future.

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

     Production of the Company’s products involves a highly complex manufacturing process. The Company, in conjunction with the U.S. Food and Drug Administration (“FDA”) and other regulatory authorities, such as the European Medicines Evaluation Agency (“EMEA”) or the Medicines and Healthcare Products Regulatory Agency (“MHRA”), applies very stringent quality controls to this manufacturing process. If any step in the production and manufacturing process fails the stringent quality control tests, there could be delays in sales of the Company’s products. This could have a material adverse effect on the Company’s business.

Regulation by government agencies imposes significant costs and restrictions on the Company’s business activities.

     The production and sale of pharmaceutical products is highly regulated. The Company’s ability and the ability of its partners to secure regulatory approval for the Company’s products and to continue to satisfy regulatory requirements will determine its future success. The Company may not receive required regulatory approvals for its products or receive approvals in a timely manner. In particular, the FDA and comparable agencies in foreign countries, including the EMEA and the MHRA in the U.K., must approve human immunotherapeutic and preventive products before they are marketed. This approval process can involve lengthy and detailed laboratory and clinical testing, sampling activities and other costly and time-consuming procedures. While the time required to obtain approval varies, it can take several years. Delays in obtaining or the failure to obtain regulatory approvals or the restriction, suspension or revocation of regulatory approvals could adversely affect the marketing of products and the Company’s ability to receive product revenues or royalties. The Company cannot guarantee that it will be able to obtain the necessary approvals for clinical testing or for the manufacturing and marketing of any products that it may develop.

     The Company is well advanced in its preparations towards submitting the licensing applications for its Voraxaze ™ product to the FDA and the EMEA. If either the FDA or EMEA do not accept the Company’s applications in their current forms, the Company could be required to revise and resubmit the applications or to conduct further clinical trials, which could significantly delay marketing approvals for the product and require substantial additional expense which the Company may not be able to finance easily, if at all.

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

     The Company’s ability to market successfully any product it may develop will depend in part on the level of reimbursement that government health administration authorities, private health coverage insurers and other organizations provide for the cost of the Company’s products and related treatments. The Company may not be able to sell the Company’s products profitably if reimbursement is unavailable or limited in scope. Increasingly, third-party payers, including governmental agencies, are attempting to contain health care costs in ways that are likely to impact the Company’s development of products, including:

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

     In July 2001, the Company sold its CAMD operations and certain rights to products in research to Tularik, Inc., a U.S. drug discovery company, which has since been acquired by Amgen Inc. The Company’s CAMD technology consisted of its proprietary Prometheus virtual screening software and associated know-how and its VA Linux hardware system.

     On June 18, 2003, the Company acquired Enact Pharma when its recommended offer was declared wholly unconditional. Enact provided the Company with both a potential high margin late stage product and earlier stage research projects. Several of the non-core research projects have subsequently been out-licensed to Nanomor Biomedical Limited and Morvus Technology Limited.

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

     Protherics has four products generating revenues, one outlicensed technology generating a royalty revenue stream, and several product candidates in various stages of development.

     The acquisition of Enact Pharma in June 2003 provided the Company with a broader research and development pipeline and technology platforms, with one product being prepared for filing with the regulatory authorities and currently generating revenues on a named-patient basis, one currently in clinical trial and a further product with the potential to enter clinical trials. These products are targeted at the treatment of cancer. The most advanced is a compound which can reduce some of the toxic effects of a drug widely used in cancer therapy, while the other two products can potentially be used in the treatment of cancers which are resistant to currently available drugs.

Operations

     The Company has good manufacturing practice compliant (“GMP”) manufacturing facilities in Wales, Australia and Salt Lake City, Utah, and administrative, clinical development and regulatory affairs facilities in Runcorn, Cheshire in the U.K. and Nashville, Tennessee, U.S.A. The Company also maintains a small administrative office in London.

Corporate Partnerships, Collaborations and Joint Ventures

     Historically, the Company has entered into licensing and collaborative agreements with pharmaceutical companies and other entities with established distribution capabilities to market and develop its products. See “Item 10. Additional Information – Material Contracts.”

Products

The following table lists the Company’s products currently commercially available or under development:

			Distribution Partner /	Next Significant
Product	Principal uses	Status	Licensee	Milestone(1)

Products Commercially Available

CroFab® [Crotalidae Polyvalent Immune Fab (Ovine)]	Minimal to moderate Crotalid (rattlesnake) envenomation	Launched (U.S.) Sold on named patient basis within E.U.	Altana (U.S.) Swedish Orphan (Scandinavia and Baltic Countries)	Increased marketing efforts in the Southeastern section of the U.S.

DigiFab® [Digoxin Immune Fab (Ovine)]	Treatment of life-threatening digoxin toxicity or overdose	Launched (U.S.) U.K. marketing authorization application submitted August 2004	Altana (U.S.) Beacon Pharmaceuticals (Europe excluding Scandinavia) Mayne Pharma (Australia/SE Asia)	European marketing approval expected 2005(2)

Voraxaze™	Methotrexate toxicity	Orphan Drug designation in E.U. and U.S. Sold on named patient basis within E.U. and supplied on compassionate use basis in the U.S.	IDIS (European named patient sales) NCI (U.S. compassionate use distribution)	Regulatory submission to FDA and European authorities planned for the second half of 2005(3)

ViperaTAb™	Vipera berus (common adder snake) envenomation –Northern Europe	Sold on a named patient basis	Swedish Orphan (Scandinavia and Baltic countries)	Expansion of named patient sales in European Union

Enfer TSE Kit	Detection of Bovine Spongiform Encephalopathy (BSE) in carcasses	Out-licensed and generating revenues	Licensed to Enfer Scientific Limited and Abbott Laboratories, via Enfer	Potential launch in the U.S.

Products in Development

CytoFab® (formerly CytoTAb™)	Treatment of severe sepsis	Process optimization ongoing and Phase III planning	To be determined	Agreement with strategic partner

Prolarix™ (formerly NQO2)	Cancer therapy	Phase I trial	—	Preliminary trial results expected 2005

Angiotensin Vaccine	Hypertension	Studies with proprietary adjuvants completed Preclinical testing with chosen adjuvant ongoing	—	Clinical trials with lead adjuvant to commence in the first half of 2006.

CroVet™ antivenin	Rattlesnake envenomations in animals	Evaluating opportunities for commercialization	—	Not in active development

			Distribution Partner /	Next Significant
Product	Principal uses	Status	Licensee	Milestone(1)

Products in Research

VEGF Vaccine	Cancer therapy	Pre-clinical testing	—	Results of pre-clinical testing in model of metastasis with chosen adjuvant

Metalloorganic	Ovarian cancer	Research	—	Results of pre-clinical testing of lead candidate in tumor model

(1)	Each of the dates of next significant milestones represents the Board of Protherics’ expectations based on progress to date. There can be no assurance, however, that any of these dates or milestones will be achieved.

(2)	See discussion of DigiFab ®marketing approvals below.

(3)	See discussion of Voraxaze™ marketing approvals below.

Products Commercially Available

     CroFab® [Crotalidae Polyvalent Immune Fab (Ovine)] is a polyclonal antibody fragment for the management of minimal to moderate envenomations from North American crotalids (for example, rattlesnakes). It is intended for treating bites early in the course of poisoning to prevent them from developing into more severe cases. CroFab® was approved by the Food and Drug Administration (FDA) in 2000 and was launched in the U.S. in 2001. It is currently distributed by Fougera, a division of Altana Inc., and is the only product marketed for rattlesnake bites in the U.S. A similar product produced in Mexico from horse serum may compete with CroFab® in the future, if it obtains regulatory approval in the U.S.

     The Company is developing a revised manufacturing process which, subject to FDA approval anticipated in late 2007, will improve yields from this product. In addition, Altana are working with the Company to better demonstrate the benefits of using CroFab® in milder copperhead bites.

     DigiFab® [Digoxin Immune Fab (Ovine)] is a polyclonal antibody fragment for the treatment of life-threatening digoxin toxicity or overdose. Digoxin is a widely prescribed drug for the treatment of cardiac conditions but its effective dose is close to its toxic dose (i.e., it has a narrow therapeutic window). DigiFab® was approved by the FDA in 2001 and launched in the U.S. in 2002; it is distributed by Fougera, a division of Altana Inc. There is one similar product on the U.S. market, Digibind® (GlaxoSmithKline). A U.K. marketing authorization application was submitted in August 2004 and discussions are ongoing with the U.K. regulatory authority (the MHRA) to resolve outstanding issues regarding the basis for approval. Assuming these are resolved, approval is anticipated in the second half of 2005.

     ViperaTAb™ is a polyclonal antibody fragment sold on a named patient basis for the management of envenomations from the European common adder (Vipera berus). It is currently distributed in Sweden, Norway, Finland, Denmark and the Baltic countries by Swedish Orphan AB. The Company also supplies ViperaTAb ™ to the U.S. Department of Defense. The Company is currently exploring opportunities for wider European distribution, including using its own in-house sales and marketing team.

     Voraxaze™ (glucarpidase, previously known as carboxypeptidase G2 or CPG2) was acquired by the Company when it bought Enact Pharma PLC in June 2003. It has been developed as an adjunctive treatment for patients experiencing or at risk of toxicity following administration of high doses (> 1 g/m2)

of methotrexate. Methotrexate is an established drug in cancer therapy which can cause serious and sometimes life-threatening toxicity if its elimination from the body is delayed. Voraxaze™ is an enzyme which rapidly breaks down methotrexate thereby reducing the time that the patient is exposed to potentially toxic concentrations. There are no other drug therapies available that can achieve this.

     Voraxaze™ is already used on a compassionate basis through the National Cancer Institute (NCI) in the U.S. Named patient sales commenced in Europe and elsewhere outside the U.S. in January 2004 and are distributed by Idis. Voraxaze™ was granted orphan drug status in the European Union (E.U.) in February 2003 and in the U.S. in August 2003.

     The Company is currently in discussions with the FDA in preparation for the Company’s U.S. license application for Voraxaze™, anticipated to be made in the second half of 2005, although the timing of the application will depend, in part, on the FDA’s acceptance of the Company’s clinical study designs and collected data. Regulatory submissions for marketing approval in the E.U. are also expected in the second half of 2005.

     Enfer TSE Assay (BSE Diagnostic Test). There is a significant public concern in Europe and North America with respect to bovine spongiform encephalopathy (BSE), colloquially known as “mad cow disease”. The Company licensed its intellectual property in transmissible spongiform encephalopathy (TSE) diagnosis in animals to Enfer Scientific Limited in 1997 and Enfer developed a post-mortem kit to test carcasses for BSE. The test received approval in the E.U. in 2001. Enfer uses the kit itself to test carcasses in Ireland and also sells it to third parties. In 2001 Enfer entered into an agreement with Abbott Laboratories to market the test in other territories and in April 2004 Abbott received approval from the U.S. Department of Agriculture (USDA) to sell the test kit in the U.S., although the USDA does not, as yet, require routine testing of cattle. In February 2005 Enfer received approval in the E.U. for an improved version of its test kit. Recently, seven new tests for BSE have been approved in the E.U., bringing the total number of tests approved in the E.U. to twelve.

Products in Development or Research

     CytoFab® (formerly CytoTAb™) is based on the same polyclonal antibody technology as CroFab® and DigiFab® and binds TNFa, a cytokine involved in inflammation. It has been developed to treat sepsis, a disease that affects about 750,000 per year in the U.S. and which has a mortality rate in excess of 30%. There is only one product approved for the treatment of sepsis, Xigris® (Eli Lilly), but, because of its safety profile, its use is restricted to a small subset of patients.

     A Phase IIb study with CytoFab® has been completed with significant reductions observed in the time patients spent in the intensive care unit and on mechanical ventilation relative to placebo, with a trend to improved survival. Two end-of-Phase II meetings have been held with the FDA, one in September 2003 to discuss the Phase III program and the other, in October 2003, to discuss the manufacture of the product. Agreements on how to proceed have been reached in principle in both areas.

     The positive Phase IIb data and FDA agreement that CytoFab® is ready to be taken into Phase III has stimulated interest from a number of potential licensing partners. Discussions with several companies are ongoing.

     ProlarixTM (formerly NQO2) was also acquired by the company when it acquired Enact Pharma. It is a small molecule based chemotherapy involving the coadministration of a prodrug, tretazicar (formerly CB 1954) with a cosubstrate, caricotamide (formerly EP-0152R). In the presence of caricotamide, tretazicar is converted to a highly potent cytotoxic agent by an enzyme, NQO2, which is present at higher levels in tumors than in most normal tissues, including those that are often sensitive to other cytotoxic agents, such as bone marrow. ProlarixTM thus has the potential to be a highly selective anticancer agent, killing cancer cells but sparing normal cells.

     A Phase I study in patients with solid tumors is underway in the U.K. under the auspices of Cancer Research UK (CRUK). The study is designed to identify the doses of both tretazicar and caricotamide to take forward into Phase II based on safety and pharmacokinetics. Both tretazicar and caricotamide have been well-tolerated to date and the dose of the former has been increased as planned. The anticipated reductions in the levels of tretazicar in the blood have been observed in the presence, but not the absence, of caricotamide, providing some evidence that it is being converted to the active cytotoxic agent by NQO2. Patients who tolerate ProlarixTM and whose disease does not progress can receive up to six cycles of treatment in the Phase I study.

     Protherics has selected primary liver cancer (hepatocellular carcinoma, HCC) as the target indication for Phase II based on the large differential in NQO2 activity observed between liver tumors and normal liver tissue. HCC is one of the five most common cancers in the world and its incidence is increasing in the U.S. and E.U. There are no therapeutic agents specifically approved for use in HCC and those that are used have had little impact on survival, with less than 5% of patients living more than 5 years.

     A patent protecting the Company’s technology in regard to the co-factor has already been granted in the U.K., the U.S. and Hong Kong and is under examination in other territories.

     Angiotensin Vaccine is being developed by the Company for high blood pressure (hypertension). Although hypertension can be treated with oral therapies, because people with mild to moderate hypertension generally feel well, compliance with such treatments is very poor. It is estimated that 70% of patients fail to take their medication as prescribed. As hypertension is a major factor in stroke and heart disease, failure to control blood pressure can have serious consequences. Protherics is therefore developing a vaccine designed to maintain control of blood pressure with only periodic injections. The vaccine produces antibodies to angiotensin, one of the hormones involved in the regulation of blood pressure.

     Angiotensin Vaccine has been evaluated in a series of studies and effects on the renin-angiotensin system, but not blood pressure, have been observed in patients with hypertension. In order to stimulate the immune system to produce more antibodies to angiotensin, which is expected to result in a reduction in blood pressure, several different formulations of the vaccine, containing novel adjuvants, have been investigated.

     One of the formulations, containing a proprietary adjuvant, increased the antibody response in animals by about 10-fold relative to the formulation used in the previous clinical study which contained alhydrogel as adjuvant. Further preclinical studies are ongoing with the vaccine containing the proprietary adjuvant to support its use in a Phase IIa study.

     One other company (Cytos, Switzerland) is known to be developing a vaccine for hypertension that would compete directly with the Company’s Angiotensin Vaccine.

     The Company received patent approval in Europe for its vaccine in June 2005.

     VEGF Vaccine is being developed by the Company to inhibit the action of Vascular Endothelial Growth Factor (VEGF), a protein which is involved in angiogenesis – the development and spread of new blood vessels. Angiogenesis has been implicated as an important factor in the spread and growth of secondary cancers, i.e. metastasis. By inhibiting angiogenesis, metastasis may be impaired. The Company has identified a proprietary adjuvant which in animal studies boosted the immune response to the vaccine compared with the previous formulation which contained alhydrogel as adjuvant.

     The Company has filed a priority patent application in the U.K., and made a Patent Cooperation Treaty (PCT) filing worldwide in June 2003.

     Metalloorganics are water soluble titanocene derivatives which, in vitro, show high activity against cisplatin resistant ovarian cell lines. Pre-clinical studies to investigate the effects of the lead compound in animal models of ovarian cancer are ongoing; one of the models uses ovarian cancer cells which are resistant to cisplatin. The Company has an option to license the lead compound from the University of Leeds (U.K.).

Principal Markets

     The Company operates in the United Kingdom, the United States and Australia, and its revenues are largely attributable to its core technology of immunotherapeutics and also royalties from diagnostic testing for bovine spongiform encephalopathy. The table below shows a breakdown of revenues, under U.K. GAAP, by geographical market for each of the last three fiscal years.

	2005		2004		2003
	£	’000	£	’000	£	’000
United Kingdom		622		157		54
Rest of Europe		932		1,588		1,503
North America		17,229		18,993		9,669
Rest of the World		56		281		44

		18,839		21,019		11,270

     All diagnostic test revenues are included within the “Rest of Europe” category and amounted to £712,000 , £1,362,000 and £1,331,000 in the years ended March 31, 2005, 2004 and 2003, respectively.

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

Seasonality

     Demand for the Company’s CroFab® rattlesnake antivenin product is subject to seasonal fluctuations. In the U.S., demand for snakebite antivenins peaks during the spring and summer months. Hospitals and clinics typically place orders in the first 3 months of the year in anticipation of the “biting season” and for the following 6 months which constitute the season. Orders for CroFab® rattlesnake antivenin product are usually highest during these months.

Sources and Availability of Supplies, Consumables and Raw Materials

     The Company currently supplies all of the antisera used in the manufacture of its products from its own flocks of sheep. In addition, the Company relies on certain outside suppliers of key raw materials and consumables. Specifically, the Company purchases a significant proportion of crotalid snake venom for use in the manufacture of its CroFab® product, Digoxin for the manufacture of its DigiFab® product and purification columns used in the manufacture of both CroFab® and DigiFab®. Certain supplies, consumables and raw materials are purchased from single sources. See “Item 3. Key Information — Risk Factors.”

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

     The Company has optimized the production and purification of polyclonal antibodies and has developed extensive proprietary knowledge in this area, combining scientific, veterinary and large-volume processing skills. The Company has been granted patents, and has applied for additional patents, in the United States, Europe and other relevant jurisdictions covering several aspects of its process techniques. However, the Company is now in the process of reviewing all process patent applications and granted process patents in order to determine whether any should be allowed to lapse, as they do not encompass the current processes used by the Company.

     The Company holds a number of patents and patent applications, the most material being:

•	Voraxaze™ — The Company has filed or is in the process of filing patent applications around certain researched and unpublished aspects of Voraxaze ™ , with the first filing in February 2004 a PCT filing in February 2005, and a further PCT application due to be filed before the end of August 2005;

•	Transmissible Spongiform Encephalopathies – The Company has been granted patents for its transmissible spongiform encephalopathy diagnostic technology in the U.S., Europe (European Patent Office), South Africa, Australia and New Zealand. These patents will expire between 2012 and 2015. The European patent was granted in 1999 and opposed by four companies. The opposition is now in the appeals stage. Patent applications are pending in the U.S., Canada and Japan, claiming a priority date of December 3, 1991. The first U.S. divisional patent was granted on April 30, 2002. A further application to cover new variant Creutzfeldt-Jacob Disease was filed in January 2004 and a PCT application filed in January 2005.

•	Angiotensin vaccine – The Company has pending patent applications for angiotensin peptide analogues and vaccine uses in Europe, Canada, Japan, the U.S., and Argentina, all claiming a priority date of June 24, 1997. The New Zealand, Australian and European patents have now been granted;

•	VEGF (Vascular Endothelial Growth Factor) vaccine – The Company has filed a priority patent application in the U.K., and a PCT filing in June 2003 for a vaccine to inhibit the action of VEGF, a protein which is involved in the formation of new blood vessels during cancer spread (metastasis);

•	Non-Ionic Surfactant Vesicles (therapeutic) – The Company has been granted a patent for use of non-ionic surfactant vesicles in the treatment of inflammatory and other human diseases in South Africa. The Company has submitted a patent application in the U.K. claiming a priority date of August 2, 1995, and a patent cooperation treaty patent application on September 1, 1996. The Company has decided not to proceed further with these applications after reviewing the commercial viability of the technology;

•	Anti-TNFa antibodies — The Company has been granted U.K., U.S., Canadian, Japanese, European (European Patent Office, “EPO”), New Zealand and Australian patents for use of Fab fragments of anti-TNFa antibodies in medicine, particularly for the use in the treatment of sepsis. The European patent is being maintained in France, Germany, Italy and Spain. The majority of these patents expire in 2014, although the U.S. patent is due to expire in 2018;

•	Mixed monospecific polyclonal antivenins — The Company has been granted European, United Kingdom, Australian, Japanese and Russian Federation patents on the use of mixed monospecific polyclonal antivenins. These patents are projected to expire on April 24, 2012, other than the Australian patent, which is expected to expire on April 24, 2008. An application is being pursued in the U.S. and is expected to be granted shortly;

•	Prolarix ™ (formerly NQO2) – The Company has filed patent applications in Europe (EPO), U.S., Japan, Canada, U.K, and Hong Kong around using NQO2 to activate prodrugs in the presence of an added co-factor. The priority date for filing is June 1997 and the filing date is June 15, 1998; the expected expiry date for any patents is June 15, 2018. Patents have been granted in the U.K., the U.S. and Hong Kong, the EPO has indicated allowability of the application and the applications are proceeding in the other territories. Divisional applications are pending in the U.S. and at the EPO;

•	Metalloorganics – The Company, through the acquisition of Enact, has acquired exclusive options on applications for two families of patents, including one already granted in Singapore and South Africa, covering both the synthesis and the use of water-soluble titanocene compounds. The priority date for the first of these patents was December 1999 and it has subsequently been granted in Europe and the U.S. The priority date for the second family of patents is July 2002.

Third Party Patent Rights

     Rockefeller University had a European patent which could be construed to cover use of anti-TNFa antibodies which has now been revoked.

     Rockefeller University also holds patent rights related to this revoked European patent in the U.S., Australia and Japan. The Board believes that due to the precise nature of most of these patent rights in Australia and the U.S., commercial exploitation of CytoFab® in these territories will not infringe any valid claims of these patents. The Company is aware of U.S. patents granted to Rockefeller University in October 2001 and July 2002 relating to a neutralizing antibody to a mediator substance which, if valid, could be used to restrict the Company’s development of anti-TNFa products, including CytoFab® in the U.S. The Company has an opinion from their U.S. patent attorney that CytoFab® does not infringe the claims of these patents. The Company has specific patents in the U.S. and other territories covering the use of Fab fragments of anti-TNFa antibodies, as summarized above.

     The Company is aware of two U.S. patents granted in August 1997 and August 1998 in the name of Genentech, Inc. (“Genentech”) that cover anti-TNFa antibodies. One patent relates to a TNFa antagonist comprising an antibody that neutralizes cytotoxic activity of human TNFa. There are also claims to Fab fragments of a variable region of the antibody. The second patent relates to a method of treatment of graft versus host reaction that comprises administering to a patient a therapeutically effective dose of a TNFa antagonist. If valid, these patents could be used to restrict the Company’s development of anti-TNFa products, including CytoFab®, in the U.S. and other territories in which equivalent rights exist. However, the Company has obtained opinion from a U.S. patent attorney that the claims of the former patent are invalid over the prior art, and that it is arguable that the claims of the latter are similarly invalid.

     The Company has identified a series of patents (e.g. European and Australian) that correspond to the Genentech anti-TNFa antibody patents, and a Dainippon European patent, relating to human recombinant TNFa. These patents contain claims to certain forms of recombinant human TNFa and consequently they could, if valid, be used to restrict the Company’s use of recombinant human TNFa (in the form claimed by the patents) to produce anti-TNFa antibodies in the territories in which the patent is maintained. The Company has taken steps to ensure that its supplier of TNFa is appropriately licensed under the patents.

     Additional patents and applications are in existence, which could limit the commercialization of CytoFab®. These include patents, or patent applications, in the names of Peptide Technology, Centocor, Kennedy Institute, Abbott (formerly Knoll) and Unisearch. The Company has taken advice from its patent agents, and the progress of the patent applications is being monitored. The Directors believe that, overall, these patents and applications will not inhibit the use of CytoFab® in the treatment of sepsis. The Company has opposed an Australian patent application and a European patent, both in the name of Abbott, which relate to the use of TNF antagonists to treat sepsis in patients with particular IL-6 levels, with a view to preventing the Australian application proceeding to grant and getting the European patent revoked. In response to the opposition, Abbott withdrew the Australian patent application.

     Professor Sean B. Carroll created a family of patents relating to purified polyvalent antivenins and methods of purifying antivenins using immuno affinity techniques, which, if valid, could be used to attempt to limit exploitation of the Company’s antivenin products. Professor Carroll assigned all rights in the patents to Ophidian Pharmaceuticals, Inc. who subsequently assigned all rights in the patents to Promega Corporation (“Promega”). In 2001, the Company entered into an agreement with Promega to obtain an exclusive world-wide license to utilize these patents. Pursuant to the terms of the agreement, these patent rights were assigned to the Company.

Trademarks

     The Company has registered the following active trademarks in the jurisdictions which are specified below:

•	CroFab® in the U.S.;

•	CytoFab® in the United Kingdom, Europe and the U.S.;

•	CytoTAb ™ in the United Kingdom;

•	DigiFab® in the U.S. and Europe;

•	DigiTAb ™ in the United Kingdom;

•	ViperaTAb ™ in the United Kingdom; and

•	Voraxaze ™ in Europe.

      In addition, applications to register the following active trademarks are currently pending:

•	Voraxaze™ in the U.S.; and

•	Prolarix™ in the U.S., Europe and Japan.

     Registrations of the trademarks CroFab®, CytoTAb®, DigiTAb®, and ViperaTAb™ are also held in various other jurisdictions.

GOVERNMENT REGULATION

General

     Regulation by government authorities in the U.S., Europe and other countries in which the Company operates is a significant consideration in the development, production, marketing, labeling and reimbursement of their products and in the continuation of their research and development activities.

     In the U.S., Europe and most other countries, in order to market and sell biological products, drugs, medical devices and diagnostic products, there is a requirement to obtain and to maintain an approval for the relevant product from the appropriate regulatory authority, referred to as a marketing authorization. The Company is also subject to various laws, regulations, policies, guidelines and recommendations relating to such matters as safe working conditions, laboratory and manufacturing practices, the experimental use of animals and the protection of the environment. Furthermore, there has been a general trend towards greater regulation of the pharmaceutical industry and its products.

     The submission of a marketing authorization application to a regulatory authority does not guarantee that an authorization will be granted. Regulatory authorities require substantial data in connection with marketing authorization applications, resulting in a lengthy approval process. The time taken to obtain such approval varies depending upon the countries concerned and the nature of the product, but can take from a few months to several years following application and can involve substantial expenditure. This may be due to:

•	the lack of necessary results/data required by regulatory authorities;

•	the changing or adding of regulation; or

•	new scientific standards or other scientific developments arising during the application process.

     Furthermore, regulatory authorities of different countries may impose differing requirements and may refuse to grant approval, or may require additional data before granting an approval, even though the product may have been approved by the regulatory authority of another country. Even if approval is obtained, failure to comply with present or future regulatory requirements, or the emergence of new information reflecting adversely upon the safety or effectiveness of the approved product, can lead the regulatory authority to suspend, vary or withdraw its approval to market the product.

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

     In Europe, the Company must take into consideration:

(a)	the regulatory climate within the European Union, including the influence of the International Conference on Harmonization, and the approach of the European Medicines Agency, as well as

(b)	the position of the national regulatory authorities.

     Recognizing global regulatory differences, wherever practical, the Company intends to design pre-clinical and clinical protocols which should generate sufficient data of a quality that will be acceptable to support applications for the same product in each country where it is intended to be marketed.

Price Regulation

     In some countries it is necessary to obtain approval for the price to be charged for a medicinal product or device. This is true in a number of European Union member states. In the United Kingdom, the launch price of pharmaceuticals is set by the manufacturer but is subject to certain constraints including, in the case of branded pharmaceutical products sold to the United Kingdom National Health Service, the Pharmaceutical Price Regulation Scheme which limits price increases on those products.

     Governments may also influence the product price through the control of national healthcare systems and organizations which may bear the cost of supply of such products. In the United States, government-funded or private medical care plans can influence prices, and there are a variety of indirect controls.

United States Regulation

     Regulatory Authorities — The production and marketing of the Company’s products and its research and development activities are subject to regulation by federal and state governmental authorities in the United States. Although most states maintain one or more agencies with power to regulate products, they commonly defer to the federal agencies discussed below in matters relating to the development, production, marketing, labeling and reimbursement of products.

     FDA Regulation — Biological products, drugs, medical devices and diagnostic products are subject to rigorous review by the FDA. The Federal Food, Drug and Cosmetic Act, the Public Health Service Act and other federal statutes and regulations govern or influence the testing, manufacture, safety, efficacy, labeling, storage, record keeping, approval, advertising and promotion of such products. Product development and approval within this regulatory framework takes a number of years, involves the expenditure of substantial resources and is commercially risky. Many products ultimately do not reach the market because of toxicity or lack of effectiveness as demonstrated by required testing. Total development time for successful compounds often exceeds 10 years. However, under the provisions of recent legislation, the FDA has committed to reduce the review time for applications. Although the agency has achieved some reductions, especially for high-priority medicines, the review process remains lengthy and complex. There has been little or no reduction in the testing required before applications are submitted, which consumes most of the time spent in developing new medicines for the United States market. In addition, there can be no assurance that this regulatory framework will not change or that additional regulations will not arise at any stage of product development that may affect approval, delay an application, or require additional expenditures.

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

     Good Practice Standards — Various standards are applied either by law or custom to the activities of pharmaceutical companies. These include principally:

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

     Clinical Testing — Clinical testing of new compounds in humans is designed to establish both safety and efficacy in treating a particular disease or condition. These studies are usually conducted in three phases of testing. The clinical trial process may take from two to six years or more to complete.

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

     Orphan Drug Status — The Orphan Drug Act of 1983 encourages manufacturers to seek approval of products intended to treat “rare diseases and conditions” with a prevalence of fewer than 200,000 patients in the United States or for which there is no reasonable expectation of recovering the development costs for the product. For products that receive orphan drug designation by the FDA, the Orphan Drug Act provides tax credits for clinical research, FDA assistance with protocol design, eligibility for FDA grants to fund clinical studies and a period of seven years of marketing exclusivity for the product following FDA marketing approval. The Company’s crotalid antivenin, CroFab®, received marketing approval by the FDA under the orphan drug program, and its methotrexate therapeutic, Voraxaze™, for which the Company is seeking marketing approval, received orphan drug designation by the FDA in August 2003.

     Accelerated Approval — The FDA may accelerate approval of medicines that offer a significant improvement in the treatment of fatal or life-threatening conditions, or conditions for which there is no alternative therapy. In certain cases, the FDA may permit Phase II and Phase III studies to be compressed into a single study. It is unusual for the FDA to base an approval on such compressed studies, and although the Company’s Voraxaze ™ product approval will be considered on this basis, there can be no assurance that such combined testing would be considered acceptable for any of its other products.

     Acceptance of Foreign Clinical Data — The FDA will accept reports of foreign clinical trials if they meet requirements for good clinical practice and are relevant to United States medical practice. It is, however, uncommon for the agency to approve a product without some evidence from clinical trials conducted in the United States, and most sponsors carry out at least one pivotal trial there. Studies conducted outside the United States are subject to special audits by FDA inspectors and may be rejected if United States requirements for record-keeping, protection of human subjects and other matters relating to good clinical practice are not met.

     Non-Patent Market Exclusivity — Under United States law, there are two forms of non-patent market exclusivity. First, the law prohibits approval of abbreviated new drug applications or literature-based applications for copies of innovative products for a period of five years after the approval of a new chemical entity, and three years after the approval of a new indication or dosage form for which substantial clinical trials were required.

     Second, the law provides for a seven-year period of protection for orphan drugs (see above). During this period, the FDA is precluded, subject to complex exceptions, from approving any application for the same drug, even if it is based on original data. These provisions apply to all drugs, including antibiotics and biological products.

     Post Approval — After regulatory approval is obtained, products are subject to continual review. Manufacturing, labeling and promotional activities are continually regulated by the FDA and equivalent regulatory agencies of other countries, and the manufacturer also reports certain adverse events involving its drugs to these agencies. Previously unidentified adverse events or an increased frequency of adverse events that occur post-approval could result in labeling modifications of approved products, which could adversely affect future marketing of a drug. Finally, approvals may be withdrawn if compliance with regulatory standards is not maintained or if problems occur following initial marketing.

     Manufacturing Controls — Certain manufacturers and suppliers are required by the Federal Food, Drug and Cosmetic Act and by FDA regulations to follow Good Manufacturing Practice requirements and are subject to routine inspections by the FDA and certain state and foreign regulatory agencies for compliance with Good Manufacturing Practice and other applicable regulations. Upon routine inspection of these facilities, there can be no assurance that the FDA and other regulatory agencies will find the manufacturing process or facilities to be in compliance with Good Manufacturing Practice and other regulations. Failure to achieve satisfactory Good Manufacturing Practice compliance as confirmed by routine inspections could have a material adverse effect on a company’s ability to continue to manufacture and distribute its products in the United States, and in the most serious case, could result in the issuance of a regulatory warning letter or seizure or recall of products, injunction and/or civil fines or closure of a company’s manufacturing facility until Good Manufacturing Practice compliance is achieved.

     Advertising and Promotion — The FDA regulates advertising and promotion of prescription drugs. Promotion for unapproved uses is prohibited, and sponsorship of medical symposia and publications is restricted. Financial incentives to prescribers are regulated under federal and state criminal laws, as well as codes of practice for the medical professions.

     Noncompliance — Failure to comply with the applicable regulatory requirements can, among other things, result in fines, suspensions of regulatory approvals, product recalls, operating restrictions and criminal prosecution. In addition, the marketing and manufacturing of pharmaceutical products is subject to continuing FDA and other regulatory review, and later discovery of previously unknown problems with a product, manufacturer or facility may result in the FDA and other regulatory agencies requiring further clinical research or restrictions on the product or the manufacturer, including withdrawal of the product from the market.

     Product Liability — Companies that market products in the United States are subject to suit in state and federal courts for personal injuries caused by these items. The risk of product liability litigation is significantly greater in the United States than in most European jurisdictions, and damage awards can be substantial. FDA approval is not a defense to liability, but failure to comply with FDA requirements may constitute evidence of negligence.

     Medicare and Medicaid — The Medicare program, a federal program that provides defined health benefits for the aged and disabled, may be an indirect source of revenue for products. Further, the Medicaid program, a joint federal and state program that provides defined health benefits to certain financially needy individuals, may also provide a source of revenue for products. Any restrictions on reimbursement, coverage or eligibility under the Medicare or Medicaid program could adversely affect the revenue generated by a product.

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

     Generic Substitution Statutes/Statutorily Required Rebates — Many states have enacted generic substitution statutes which permit, and in some cases require, the substitution of a different manufacturer’s version of a product than the one prescribed. In addition, many states require pharmaceutical companies to rebate a portion of their revenues from products sold to Medicaid beneficiaries back to the states concerned.

European Union Regulation

     The European Union currently consists of 25 Member States. Pharmaceutical companies operating in the European Union are subject to regulatory controls governing the development, manufacture, labeling, and marketing of their products. National legislation in the area increasingly reflects initiatives at the European Union level, normally in the form of Directives and regulations. There is a broad range of European Union legislation related to medicinal products. This legislation is supplemented by numerous non-binding guidelines (which provide guidance on safety, quality and efficacy). However, failure to comply with, or a departure from, the guidelines requires justification and may, for example, raise issues as to the adequacy of data submitted in support of an application to market a product. In November 2001, many of the stand-alone Directives regulating medicinal products were brought together and codified in a single Directive (Directive 2001/83/EC on the Community Code relating to medicinal products for human use). This has since been amended by Directive 2003/63/EC (which came into force in July 2003) and Directive 2004/27/EC (which must be implemented by member states by October 30, 2005).

     Pre-clinical Research — European legislation (Directive 2001/83/EC as amended by Directive 2003/63/EC and Directive 2004/27/EC) imposes certain specific requirements for pre-clinical testing of a product where the data generated will be used for an application for a product marketing authorization in the European Union. Basic provisions in the legislation are expanded upon by a broad range of guidance documents which are important for companies to follow when products are under development. Deviation by companies from such guidance, particularly where they are specific to product groups, would generally require a strong justification upon application for a marketing authorization. Directive 86/609/EEC (as amended by Directive 2003/65/EC) established pre-clinical research standards to be met by research institutions engaged in animal research. These provisions are enforced through registration and inspection. Additionally, Directive 87/18/EEC on good laboratory practice established high standards of practice for laboratories, with compliance again monitored through a system of inspection.

     Clinical Research — European legislation also stipulates requirements for conducting research in human beings where the data is intended to be utilized in a marketing authorization application (Directive 2001/83/EC as amended by Directive 2003/63/EC and Directive 2004/27/EC). The European Committee for Medicinal Products for Human Use (CHMP) and the European Commission have also issued a number of guidelines on good clinical practice. In addition, other legislation, such as the Data Protection Directive (95/46/EC), is also relevant to the conduct of clinical research. Aside from these provisions, however, the conduct of research in the European Union was not until recently subject to specific European Union legislation. In April 2001 the European Commission enacted Directive 2001/20/EC on the approximation of the laws, regulations and administrative provisions of the Member States relating to the implementation of good clinical practice in the conduct of clinical trials on medicinal products for human use. The Directive required Member States to comply with its terms by May 1, 2004. The aim of this Directive is to harmonize the regulation of clinical research across the European Union. Failure to satisfy the requirements, which include adherence to good clinical practice, may lead to a rejection of an application for a marketing authorization.

     Obtaining a Marketing Authorization — No pharmaceutical product may be marketed in the European Union without a marketing authorization (although national legislation in some member states permits a product to be sold on a named patient basis). The UK Medicines Act 1968, as amended, governs applications for marketing authorization for human use in the United Kingdom. The Medicines Act implements in the United Kingdom detailed European Union Directives on the licensing of pharmaceutical products. Each time new legislation is introduced at the European level, it is implemented in the United Kingdom pursuant to the Medicines Act. As a result, the core rules in force in the United Kingdom are the same as those in force in other states within the European Union. In addition, individual countries within the European Union may implement some additional national legislation relating to, for example, specific labeling requirements or in areas where there is no existing European Union legislation.

     Registration Systems — Three principal systems currently exist in the European Union for registering pharmaceutical products in order to obtain a marketing authorization: the national system, the mutual recognition procedure (MRP) and the centralized procedure (CP). In addition Directive 2004/27/EC introduced a new system termed the decentralized procedure (DP) which will be an alternative to the MRP. This new DP has not yet come into operation.

     The national system involves the submission of a marketing authorization application to a single Member State of the European Union. When a company wishes to apply for marketing authorizations in more than one European Union Member State, the mutual recognition procedure or the centralized procedure described below must be used.

     The mutual recognition procedure (MRP) involves a marketing authorization application initially directed to one national regulatory authority. As soon as one Member State has given approval for marketing, this decision is circulated to other Member States nominated by the applicant. There is a specified timetable for this procedure which includes an arbitration process for resolving disputes and for arriving at a final decision, which is administered by CHMP. Such decision is legally binding both on the applicant and on the European Union Member States involved. The arbitration process may significantly lengthen the time from initial application to approval in all nominated Member States. The result of such process may impose limitations not just on the marketing authorization applied for, but also on marketing authorizations obtained prior to the arbitration process. In accordance with Directive 2004/27/EC a formal Coordination Group will be set up beginning in November 2005 in order to address any issues that arise during the MRP and the new DP.

     The centralized procedure (CP) is a process for which there is a single application, a single evaluation and a single authorization for medicinal products. This procedure applies only to certain types of applications and is compulsory for certain biotechnology products. Under Regulation 726/2004, treatments for AIDS, cancer, diabetes and neurodegenerative diseases will also have to use the CP from November 2005. From May 2008 the CP will also become mandatory for treatments for autoimmune diseases and other immune dysfunctions and viral diseases.

     The centralized procedure is administered by the European Medicines Agency (described below). A marketing authorization granted pursuant to the centralized procedure is recognized in all European Union Member States. As with the mutual recognition procedure, a specific timetable is specified for evaluation of the application, including allowances for appeals.

     The European Medicines Agency (formerly the European Agency for the Evaluation of Medicinal Products) was established by Council Regulation EEC No. 2309/93 of July 1993 with effect from January 1, 1995. This Regulation has been replaced by Regulation 726/2004 which largely comes into effect November 20, 2005. The EMEA is responsible for coordinating the evaluation and supervision of medicinal products for both human and veterinary use across the European Union. On the basis of the EMEA’s opinion, the European Commission authorizes the marketing of a product approved by the centralized procedure and arbitrates between Member States of the European Union on other medicinal products submitted under the mutual recognition procedure. The EMEA comprises a management board, four committees of scientific experts responsible for preparing the EMEA’s opinion (one for medicinal products for human use, one for medicinal products for veterinary use, one for the designation of “orphan drugs” for rare diseases, and one for herbal medicinal products), an executive director and a permanent secretariat.

     As stated above Directive 2004/27/EC introduces a new system termed the decentralized procedure (DP) which will be an alternative to the MRP. This new DP has not yet come into operation. A key feature of this new process is that the Reference Member State (RMS) and the Concerned Member States (CMSs) are chosen before the 1st step of the process and the RMS does not grant a Marketing Authorization prior to the application being reviewed by the CMS’s (as is the case with the MRP).

     Criteria Assessed in Obtaining a Marketing Authorization — European Directive 2001/83/EC (as amended by Directive 2003/63/EC and Directive 2004/27/EC) sets out the basic principles for the regulation of marketing of medicinal products within the European Union. The criteria for the grant of a marketing authorization are quality, safety and efficacy. In order to demonstrate these criteria, a wide range of information and data are required to be submitted to the relevant regulatory authority. The exact requirements as to the analytical, pharmacotoxicological and clinical standards and protocols in respect of testing medicinal products to be submitted are detailed in European Directive 2003/63/EC (as amended). In summary, any application for a marketing authorization must be accompanied by, among other things, the results of:

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

     Marketing Authorizations for Orphan Drugs — In April 2002 the European Commission introduced a Regulation regarding orphan drugs. The main requirements for qualification are:

•	the target disease condition has a prevalence of no more than 5 persons per 10,000;

•	either the product offers potential significant benefit over existing treatment for the condition or there are no treatments for the condition.

     An application for orphan drug status may be made at any time up to submission of the marketing application. The benefits to successful applicants include :

•	a reduced registration fee;

•	use of the centralized registration procedure; and

•	10 years exclusivity on the market

     Maintenance of Marketing Authorizations — A marketing authorization application may be submitted when appropriate data is available. The submission of an application to a regulatory authority does not guarantee that a license to market the product will be granted by that regulatory authority. Furthermore, in certain cases (but excluding the centralized procedure), a national regulatory authority may impose its own requirements and may refuse to grant approval or may require additional data before granting an approval, even though the relevant product may have been approved by authorities in other countries. The time taken to obtain a national approval in individual countries varies, but can take from a few months to several years from the date of application. In contrast it usually takes 12 -18 months to gain approval under the centralized procedure. Marketing authorizations are granted subject to certain generally applicable conditions and may also be subject to product specific restrictions determined by regulatory authorities.

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

     The requirements for the performance of comprehensive pharmacovigilance for marketed products are designed for companies and regulators to detect product safety concerns and to take appropriate action in the interests of public health. The harmonization and streamlining of compulsory action and decision making on such matters in the European Union through CHMP means that, increasingly, a concern arising in one member state in relation to a product marketed in several states will be examined at the European Union level and the outcome of the examination will affect the product and its authorization across all member states in which it is sold and supplied.

     Manufacturing — Manufacturing conducted within the European Union must meet good manufacturing practice requirements (Directive 2003/94/EC which replaces Directive 91/356/EEC). Legislation (Directive 2001/83/EC as amended by Directive 2003/63/EC and Directive 2004/27/EC) imposes precise obligations upon manufacturers, in particular with regard to control, batch testing and release of products in the European market and the qualifications for the personnel authorized to undertake such activities (the Qualified Person). Inspections of manufacturing site facilities and procedures are regularly undertaken, both by local inspectors and by inspectors from other countries in which the product is to be sold. Failing an inspection may result in:

•	product supplies being interrupted;

•	recall; or

•	plant closure pending elimination of defects.

     The legislation requires clear, contractual documentation regarding how manufacturing services are provided by one company to another when aspects of the manufacturing process are subcontracted to others by the marketing authorization holder and/or manufacturer.

     Wholesaling — Wholesale distribution in the European Union is governed by Directive 2001/83/EC, as amended, and accompanying Good Distribution Practice Guidelines. Wholesalers must meet minimum requirements in terms of staff, facilities and procedure in order to obtain and retain authorization.

     Pricing — In a number of Member States, it is not possible to market a product until pricing negotiations with the responsible government authorities have been concluded. Authorization by the regulatory authorities does not guarantee the negotiation of a satisfactory price or of reimbursement terms under national public health systems for the products concerned. In the United Kingdom, new or existing products which already have a marketing authorization may be referred by the Department of Health to the National Institute for Clinical Excellence (“NICE”) for a clinical and cost-effectiveness appraisal. Adverse findings (if any) in consequent NICE Guidance can mean that the target products will not be routinely prescribed on the National Health Service, that is, at public expense.

     Supplementary Protection Certificates — The time taken to research and develop medicinal products reduces the exclusivity provided by a product patent, and therefore, can reduce the period available to the developer to recoup investment through sales. In 1992, the European Union introduced Regulation 1768/92 concerning the creation of a supplementary protection certificate for authorized products. While this regulation does not extend the patent, it does confer rights of a similar nature for the product after the patent has expired. The period during which the certificates are effective depends on calculations based upon the date of the application for the patent and the grant of the first European Union marketing authorization for the product, with a maximum limit of five years.

     Abridged Applications — “Market Exclusivity” — In cases where the patent and supplementary protection certificate have expired or are not available, medicinal products can benefit from European Union provisions which are commonly described as the rules of “market exclusivity,” but which in fact govern the making of abridged applications for marketing authorizations.

     The new E.U. legislation (Regulation 726/2004 and Directive 2004/27/EC) introduces the so called “8+2+1” data protection rules which are designed to reward innovation while encouraging the early availability of generic copies. These rules, which will apply to applications for marketing authorizations for generic products submitted after November 2005, allow 10 or 11 years exclusivity in the European Union for the reference product to which they relate. The 11 years protection will be applicable if a new marketing authorization for a therapeutic claim bringing a significant clinical benefit is introduced in the 8 years following marketing approval. Prior to this some E.U. Member States chose to implement 10 years exclusivity (e.g., U.K.) while other Member States chose 6 years exclusivity (although the period for products approved by the centralized procedure has always been 10 years).

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

     The Company’s Product Candidates — Several, if not all, of the human therapeutic products currently being developed by the Company will fall within the ambit of Regulation 726/2004 (centralized authorization). This includes all products developed by means of recombinant DNA technology or the controlled expression of genes coding for biologically active proteins in prokaryotes and eukaryotes. In any remaining cases, there may be an option as to the approval process followed depending on the therapeutic indication concerned.

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

     Regulation of Veterinary Products — A very similar regulatory system applies in Europe with regard to veterinary medicinal products. In particular, hi-technology and biotechnology products are also subject to centralized review and registration under Regulation 726/2004 above. As is the case with human pharmaceutical products, no unauthorized veterinary product may be marketed in the European Union, subject, in the case of veterinary products, to somewhat more limited exceptions than apply in relation to human pharmaceuticals.

     Regulation in Other Countries — In general, regulation is similar in countries outside the United States and Europe, with the approval system regulated by specific agencies in each geographic area. However, approval by one agency does not ensure approval in other countries .

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

Organizational Structure

     Protherics PLC acts as the holding company of a group consisting of its directly and indirectly held subsidiaries. Protherics PLC has the following principal subsidiaries:

	% Held	Status	Country of Incorporation
Direct Holdings
Protherics Molecular Design Limited	100	trading	England and Wales
Protherics Inc.	100	trading	U.S.A. (Delaware)
Enact Pharma PLC	100	trading	England and Wales
Proteus Biotechnology Limited	100	dormant	England and Wales
Genethics Limited	76	dormant	England and Wales
Indirect Holdings
Protherics UK Limited	100	trading	England and Wales
Protherics Australasia pty Limited	100	trading	Australia
Protherics Utah Inc.	100	trading	U.S.A. (Delaware)
Protherics Services pty Limited	100	dormant	Australia
Kymed GB Limited	100	dormant	England and Wales
Enzacta R&D Limited	99.8	dormant	England and Wales
DeMontford Biopharma Limited	100	dormant	England and Wales
Enzacta Limited	99.8	dormant	England and Wales
TAb (Wales) Limited	100	dormant	England and Wales
TAb (London) Limited	100	dormant	England and Wales
Polyclonal Antibodies Limited	100	dormant	England and Wales

Property, Plants and Equipment

     The Company leases its corporate headquarters, 2,768 sq. ft. of office space at The Heath Business & Technical Park, Runcorn, Cheshire WA7 4QF, from SOG Limited. This lease commenced on April 1, 2005, for an initial period of one year and is renewable annually at the option of the Company. In addition, the Company leases a corporate office at 3 Creed Court, 5 Ludgate Hill, London EC4M 7AA. This lease commenced in October 2003 and is for an initial period of 3 years.

     The Company also leases a 5,002 sq. ft. corporate office at 5214 Maryland Way, Suite 405, Brentwood, Tennessee 37027 with a currently unexercised option over a further 1,554 sq. ft. The lease commenced on November 1, 2003 and will continue through December 31, 2009. In addition, the Company leases 5,307 sq. ft. of laboratory and office space at 615 Arapeen Drive, Suite 105, Salt Lake City, Utah 84108. The lease commenced June 1, 2003, and will continue through May 31, 2006.

     Protherics UK Limited, a subsidiary of the Company, owns and operates production offices, quality control laboratories and a manufacturing facility, covering approximately 200 acres, located in Ceredigion, Wales.

     Protherics Australasia Pty Limited, a subsidiary of the Company, produces antisera at its facilities leased from the Turretfield Research Centre at Rosedale, near Adelaide, South Australia, where the Company has constructed offices, laboratories and a cleanroom. The lease of the Turretfield Research Centre property will expire on July 31, 2005, and the option to extend the term for a further ten years is in the process of being exercised. The South Australian Minister for Primary Industries (the “Minister”) holds a security interest on the buildings and equipment of Protherics Australasia Pty Limited in connection with notes payable in the principal amount of A$1,287,000. Repayment is in equal annual installments with the final installment due in August 2007. The interest rate is variable at the discretion of the Minister and is payable annually.

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

General

     On September 15, 1999, Therapeutic Antibodies merged with a wholly-owned subsidiary of Proteus, and Proteus was renamed Protherics PLC. The Company reports its financial results on a March 31 fiscal year end basis.

     On July 12, 2001, the Company completed the sale of CAMD to Tularik, Inc. The operating results for this division were included in the Company’s results for the period up to the date of disposal.

     In September 2003, the Company completed its acquisition of the outstanding shares of Enact and the results of the businesses acquired have been included in the operating results from this date.

Operating Results

Year Ended March 31, 2005 Compared to Year Ended March 31, 2004.

     Total revenues for the fiscal year 2005 decreased by £2,180,000, or 10%, to £18,839,000 from £21,019,000. The Company’s two main products, CroFab® and DigiFab®, are sold predominantly in U.S. dollars and the weakening of the U.S. dollar against sterling has had a significant impact on the turnover generated by these products.

     CroFab® contributed sales of £11,447,000, down 13% from fiscal year 2004. This reduction arose despite increased shipments to our distributor, Altana, due to a combination of adverse exchange rates and a planned reduction in the Company’s share of the net sales revenue generated by Altana. This reduction, from 60% to 50% of net sales revenue, arose in November 2003, being the third anniversary of the first sales of this product and, therefore, the Company benefited from the increased revenue share during the main bite season in fiscal year 2004, whereas no such benefit was achieved in fiscal year 2005.

     DigiFab® contributed sales of £5,850,000, down 2% from fiscal year 2004 which had included the final milestone under the Altana distribution agreement of £318,000. Excluding this milestone, revenues from DigiFab® increased due to higher unit sales although this growth was restricted by the weakening of the U.S. dollar.

     ViperaTab™ sales reduced from £284,000 to £168,000 as a consequence of stock levels held by customers reducing unit sales and also the effects of the weakening U.S. dollar. Voraxaze™ revenues rose from £131,000 in fiscal 2004 to £479,000 in fiscal 2005. Voraxaze™ was launched on a named patient basis in Europe in January 2004 and, therefore, fiscal year 2005 has benefited from a full year’s sales. Stronger sales of Voraxaze™ were achieved in the second half of fiscal 2005 as product awareness within the medical community improved.

     Royalty income from Enfer Scientific relating to the BSE testing reduced by £650,000 to £712,000, having suffered from increased competition and pricing pressures during fiscal year 2005. Other revenues amounted to £183,000 in fiscal year 2005 as compared to £82,000 in fiscal year 2004, mainly as a result of the £110,000 recognized on the out-license of certain early stage technologies which had been obtained through the acquisition of Enact in the prior year.

     As a consequence of reduced product revenues and increased operating costs, predominantly the research and development costs and marketing build up relating to Voraxaze™, the Company recorded an operating loss of £2,464,000 in fiscal year 2005 compared to an operating profit of £1,245,000 in fiscal year 2004.

     Cost of sales decreased 7% to £8,801,000 for fiscal year 2005 from £9,461,000 for fiscal year 2004. Although sales revenues from CroFab® and DigiFab® declined as explained above, unit sales to the distributor, Altana, increased in the fiscal year 2005 compared to fiscal year 2004. The reduced cost of sales resulted from increased manufacturing volumes and efficiency improvements instigated during the fiscal year 2004.

     As previously indicated, the Company has a high proportion of its income derived from the U.S. markets, where pricing is in U.S. dollars, while manufacturing costs occur predominantly in pounds sterling and Australian dollars. Currency exposures are managed by a policy of forward covering of expected revenues on a rolling 12-month basis. As a consequence, the impact of the weakening U.S. dollar will continue to adversely effect the results during fiscal year 2006.

     In fiscal year 2005, total research and development expenses increased by £865,000, or 24%, from £3,668,000 to £4,533,000 in fiscal year 2004. The most significant factor in this rise was the continuing high levels of research and development being performed on Voraxaze™ in preparation for the regulatory submission to the FDA and the European Medicines Agency which is now planned for fiscal year 2006, along with further studies on the Company’s product candidate Angiotensin Vaccine and the continuing phase I study on Prolarix™ (formerly NQO2).

     Administration expenses excluding goodwill amortization increased by £1,108,000 reflecting the build-up of the Company’s sales and marketing capability and Voraxaze™ pre sales launch planning. The goodwill amortization charge is a result of the Enact acquisition in June 2003 and therefore the £998,000 charge in fiscal year 2005 reflects a full year’s charge whereas the £782,000 in the fiscal year 2004 reflected 9 months.

     Interest income for fiscal year 2005 increased by £182,000 to £236,000 as a consequence of increased cash and short term investments following the net £9.3 million fundraising in July 2004.

     Interest expense for fiscal year 2005 increased by £128,000, or 24%, to £655,000. The main factors contributing to this rise were a full year’s interest on the 6% unsecured convertible loan notes issued as the main part of the consideration for the Enact acquisition in June 2003 and the increase in asset financing secured during the ongoing program to increase manufacturing capacity.

     The tax credit recognized in fiscal year 2005 mainly represents the anticipated receivable from the surrender of tax losses following incurrence of qualifying U.K. research and development expenditure. This amounts to £290,000, compared with £252,000 in fiscal year 2004. The credit in fiscal year 2004 was also affected by adjustments to the prior year estimates of £62,000 and a deferred tax asset of £267,000 being recognized in respect of the trading losses at the Company’s U.S. operations following recognition of a similar asset in relation to Australia in fiscal year 2003. The directors do not consider that any further credit or charge should be recognized in respect of deferred taxation for fiscal year 2005.

     Following the acquisition of the final shareholding of Enact in September 2003, no further minority interest credit has been recognized.

     The Company’s net loss for the fiscal year 2005 was £2,587,000 compared to a profit of £1,265,000 for fiscal year 2004.

Year Ended March 31, 2004 Compared to Year Ended March 31, 2003.

     Total revenues for the fiscal year 2004 increased by £9,749,000 or 87% to £21,019,000 from £11,270,000, of which the Enact acquisition contributed £137,000. The growth in revenues was driven by further development of the markets for the Company’s two main products, CroFab® and DigiFab®. CroFab® contributed sales of £13,194,000, up 55% from fiscal year 2003, whereas DigiFab® generated sales of £5,960,000, including the final milestone due under the Altana distribution agreement of £318,000, compared to £1,194,000 in fiscal year 2003. There was an increase in ViperaTab™ sales from £211,000 to £284,000 after the reduction in fiscal year 2002 which was due to customers holding high stock levels.

     Royalty income from Enfer Scientific relating to the BSE testing increased by £85,000 to £1,362,000 following a small increase in revenues from Europe. Other revenues amounted to £82,000 as compared to £68,000 in fiscal year 2003.

     Although product revenues rose 94% from £9,925,000 in fiscal year 2003 to £19,251,000 in fiscal year 2004, operating costs, including goodwill amortization of £782,000, in that period rose just 67% from £11,874,000 to £19,774,000. This resulted in the Company recording an operating profit of £1,245,000 in fiscal year 2004 compared to an operating loss of £604,000 for fiscal year 2003. This improvement was the result of an increase in overall revenues and efforts to reduce manufacturing cost of sales, most notably CroFab®.

     Cost of sales increased 60% to £9,461,000 for fiscal year 2004 from £5,920,000 in fiscal year 2003 due to a combination of increased sales of DigiFab®, a significantly higher margin product than CroFab®, and improvements in manufacturing, which increased both yields and efficiencies in fiscal year 2004 as compared to fiscal year 2003.

     In fiscal year 2004, total research and development expenses increased by £2,077,000 or 131% from £1,591,000 to £3,668,000. The most significant contributors to this rise were an increase in research and development on Voraxaze™, along with studies for the Angiotensin Vaccine, VEGF Immunotherapeutic Vaccine and Prolarix™ product candidates.

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

     Interest expense for fiscal year 2004 increased by 455% to £527,000 primarily as a result of the issuance of the 6% Unsecured Convertible Loan Notes, the main part of the consideration for the Enact acquisition, and the additional asset financing to expand the manufacturing capacity of the Company.

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

     The equity minority interest credit in fiscal year 2004 reflected the minority Enact shareholder’s share of the losses of Enact prior to the purchase of the final shareholdings.

     The Company’s net profit for the 2004 fiscal year was £1,265,000 compared to a loss of £238,000 for fiscal year 2003.

Differences between U.K. GAAP and U.S. GAAP

     The Company’s net (loss)/profit for the 2005, 2004 and 2003 fiscal years as reported under U.K. GAAP amounted to (£2,587,000), £1,265,000 and (£238,000), respectively. The Company’s net (loss)/profit under U.S. GAAP for the same years would have been (£7,392,000), (£10,858,000) and (£889,000) respectively. The contributors to these differences were as follows:

•	Under U.S. GAAP, specific criteria are required to be met regarding sales made with the right of replacement. If these criteria are not satisfied, revenue related to these sales is required to be deferred until that replacement privilege lapses. The effect of these adjustments for the fiscal years 2005, 2004 and 2003 are shown below.

•	Under U.S. GAAP, in-process research and development acquired with Enact is separately identified and a fair market value determined at the date of acquisition. This cost is subsequently expensed in the fiscal year. The remaining goodwill as determined by U.S. GAAP is not amortized but is subject to annual impairment review. The effect of these adjustments in the fiscal year 2005 and 2004 is shown below. This adjustment had no effect on the fiscal year 2003.

•	Under U.S. GAAP, as permitted by statement of Financial Accounting Standard No. 123, “Accounting for Stock-based Compensation” the Company applies Accounting Principles Board Opinion No. 25 (“APB 25”), “Accounting for Stock Issued to Employees”. Under APB 25, compensation expense resulting from awards under variable plans is measured as the difference between the quoted market price of the underlying shares at the date when the number of shares of stock are known (the date the performance conditions are satisfied) and the exercise price; the cost is recognized over the period the employee performs related services. Since the ultimate compensation cost is unknown until the performance conditions are satisfied, estimates of compensation cost are recorded before the measurement date based on the quoted market price of the underlying stock at period end dates where it is probable that the performance conditions will be attained.

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

Under U.S. GAAP, an expense has been recognized in the fiscal years ended March 31, 2005 and March 31, 2004 as illustrated in the table below. No expense has been recognized in the year ended March 31, 2003 since the market value was below the exercise price of these options.

•	Financial Accounting Standard No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“FAS 133”) was issued in June 1998. This standard, which was effective for fiscal years beginning after January 1, 2001, requires all derivatives to be recognized in the balance sheet as either assets or liabilities and measured at fair value. The Company has not designated any of its derivative instruments as qualifying hedge instruments under FAS 133 and accordingly, the Company records changes in the fair value of its derivative instruments (gains and losses) in its earnings during the period of change. For the years ended March 31, 2003, 2004 and 2005, the effects of recording the fair value of the derivative instruments on the balance sheet under U.S. GAAP, and corresponding effects on earnings, is illustrated in the table below.

     The net effect of the above adjustments between U.K. and U.S. GAAP are illustrated in the table below:

	Year Ended March 31,
	2005	2004	2003
	£’000	£’000	£’000
Net (loss) / profit of Group under U.K. GAAP	(2,587)	1,265	(238)
Adjustments:
Revenue recognition	(4,593)	(3,274)	(1,119)
Acquisition of Enact	998	(9,199)	—
Stock compensation plans	(584)	(225)	—
Derivative instruments and hedging activities	(626)	578	468

Net (loss) under U.S. GAAP	(7,392)	(10,855)	(889)

     Under U.K. GAAP, the Company’s shareholders’ funds on March 31, 2005 and 2004 amounted to £25,228,000 and £15,293,000, while under U.S. GAAP the balances would have been £8,591,000 and £2,877,000, respectively. The contributors to these differences are illustrated in the table below:

	Year Ended March 31,
	2005	2004
	£’000	£’000
Equity Shareholders’ funds under UK GAAP	25,228	15,293
Adjustments:
Revenue recognition	(8,831)	(4,238)
Acquisition of Enact	(8,201)	(9,199)
Derivative instruments and hedging activities	395	1,021

Equity Shareholders’ funds under US GAAP	8,591	2,877

     Further discussion of the differences between U.K. and U.S. GAAP are itemized in note 26 of the financial statements included as item 18 of this report.

Liquidity and Capital Resources

     The Company has devoted its efforts and resources to drug discovery and development programs. Capital resources have been used for the establishment and expansion of production facilities, for product research and development activities, for clinical testing and to meet the Company’s overall increased working capital requirements. Future capital requirements will depend on numerous factors, including revenues generated from the sale of CroFab®, DigiFab® and Voraxaze™, the progress of the Company’s research programs and clinical trials, the development of regulatory submissions, the commercial viability of the Company’s products, the ability to attract collaborative partners with sales, distribution and marketing capabilities, and the terms of any new licensing arrangements.

     At March 31, 2005, the Company had cash and cash equivalents totaling £7,247,000. The Company’s net cash outflow from operating activities during fiscal year 2005 totaled £3,103,000, as compared to a net cash inflow of £639,000 from fiscal year 2004. This adverse movement results from the reduced revenues following the planned reduction in the royalty rate received from Altana for CroFab® and the adverse effects of exchange rate movements along with increased administrative expenditure and research and development costs. In addition, a shutdown of the main manufacturing facility is being undertaken during the first half of fiscal year 2006 to integrate the existing facilities with the new clean rooms. This will be followed by a review of data of the expanded facility by the FDA. In order to secure supply during this extended period, the Company has built inventories of bulk CroFab®

and DigiFab® during fiscal year 2005 which has also increased the net cash outflow from operating activities.

     Capital expenditures financed by cash reduced 31% to £1,001,000 in fiscal year 2005 from £1,445,000 in fiscal year 2004. Against these expenditures, the Company received grants of £10,000 in fiscal year 2005 compared to £611,000 in fiscal year 2004, £550,000 of which was received from the Welsh National Assembly in relation to the expansion of the manufacturing facility.

     Capital expenditures of approximately £1 million are budgeted for fiscal year 2006 in order to instigate process improvements and to complete the expansion of the commercial production capacity, against which the Company has secured external financing in excess of £385,000. In addition, receipt of a further £250,000 grant is anticipated from the Welsh National Assembly. The Company also has an overdraft facility with Barclays Bank PLC of up to £2,000,000, which expired on June 30, 2005 and which is currently in the process of being extended to September 30, 2005. There are no amounts drawn under this facility as of the date of filing.

     Funds for operating and capital requirements historically have been provided by the sale of equity and debt and from collaboration agreements and other financing arrangements. On June 18, 2003, the Company issued unsecured convertible loan notes to those Enact shareholders who had accepted the offer from the Company with additional loan notes being issued with subsequent acceptances. By September 2003, the Company had acquired the entire issued share capital of Enact and thereby issued loan notes totaling £7,196,000. The loan notes carry interest at the rate of 6% per annum, payable twice annually in arrears. If not previously repaid, converted or repurchased, the loan notes will be repaid at par at the end of a 7-year period. The loan notes are convertible at 25p per ordinary share. The terms of the loan notes permit the Company to repurchase the loan notes at any time by tender (available to all holders alike) or by privately negotiated transactions with individual holders at any price.

     In August 2004, the Company raised an additional £9,350,000 net of anticipated expenses through a fully underwritten Cash Placing and Open Offer of new ordinary shares which is intended to fund the following projects: pre-marketing initiatives prior to the regulatory submissions for Voraxaze™ in the U.S. and Europe and the subsequent establishment of small sales forces in both Europe and the U.S., further development of the antibody manufacturing process to allow further cost reductions in the manufacture of CroFab®, and qualification of an additional filling and freeze drying contractor.

     Management estimates that these cash resources, together with anticipated revenues from product sales and expected royalty payments will be sufficient to fund operations for at least the next twelve months. The principal source of liquidity in this period will be the anticipated revenues. Management’s estimate of product sales are based primarily on orders for CroFab® and DigiFab® currently received under its U.S. distribution agreement, which provides for orders to be made 12 months in advance of shipment. The Company’s ability to fully supply orders will depend, in part, on its ability to maintain its current manufacturing capacity, the ability of its third party contractors to fill and ship orders on a timely basis, and may be subject to other market and operating risks described herein under “Item 3. Key Information – Risk Factors.”

     The Company’s financial instruments comprise borrowings, some cash and liquid resources, forward foreign currency contracts and various items, such as trade receivables and trade payables that arise directly from its operations.

     It is, and has been throughout the period under review, the Company’s policy that no speculative trading in derivative financial instruments shall be undertaken. Gains and losses from movements in foreign currencies were significant in the fiscal years 2004 and 2005, although these were largely mitigated by forward foreign exchange contracts entered into by the Company. There remains potential for significant impact on the results of the Company from exchange rate movements over the longer term. This arises from the main markets for the Company’s approved products being in the U.S. and therefore priced in U.S. dollars, while manufacturing costs are incurred in British pounds sterling and Australian dollars. For further discussion, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

     Contractual Obligations and Commercial Commitments

     The Company’s contractual and commercial commitments at March 31, 2005 are illustrated below.

		Payments due by period
		Less than	Between 1	Between 3	Over 5
	Total	1 year	and 3 years	and 5years	years
	£’000	£’000	£’000	£’000	£’000
Long-Term Debt	4,205	193	218	—	3,794

Capital Lease Obligations	1,780	534	973	273	—

Operating Leases	1,524	472	835	169	48

Unconditional purchase obligations	534	534	—	—	—

     Net Operating Loss Carryforwards

     The tax credits in fiscal years 2005, 2004, 2003 and 2001 have risen as a result of research and development expenditure claimed under the Finance Act 2000. No tax credit was recognized in fiscal year 2002 since the Company did not qualify in that year. In addition, a deferred tax asset of £191,000 in respect of the operating losses incurred in Australia has been recognized in fiscal year 2003 and £267,000 in respect of the operating losses incurred in the U.S. in fiscal year 2004, since it is the directors’ opinion based upon recent and forecast trading that the level of profits in both Australia and the U.S. in the forthcoming years will lead to the realization of these assets. At March 31, 2005, the Company had tax losses, subject to the agreement of the Taxation Authorities, of approximately £73 million (2004: £68 million) available for offset against future taxable profits of the same trade. Of these losses, approximately £20 million (2004: £23 million) relates to net operating losses of Protherics Inc., the use of £12 million of which is restricted to £0.8 million (US$1.5 million) per year.

     Recently Issued Accounting Pronouncements

     On December 16, 2004, the FASB issued Statement of Financial Accounting Standard (SFAS) No. 123 (revised 2004) “Share-based Payment” (SFAS 123R) which eliminates the ability to account for share-based compensation transactions using Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees,” (APB 25) and generally requires that such transactions be accounted for using a fair value-based method with the resulting compensation cost recognized over the period that the employee is required to provide service in order to receive their compensation. SFAS 123R also amends SFAS No. 95, “Statement of Cash Flows”, requiring the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as currently required. The Company plans to adopt SFAS 123R beginning April 1, 2006, using the modified-prospective method. The Company is in the process of assessing the impact of adopting SFAS 123R.

     On November 24, 2004, the FASB issued SFAS 151, “Inventory Costs — an amendment of ARB No. 43, Chapter 4” (“SFAS 151”), which clarifies that abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) should be recognized as a current period expense. In addition, this Statement requires that allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for fiscal years beginning after June 15, 2005. The Company does not believe that the implementation of this standard will have a material impact on the Company’s financial position, results of operations or cash flows.

     In December 2004, the FASB issued Statement of Financial Accounting Standard No. 153 (“SFAS 153”), “Exchanges of Non-monetary Assets—an amendment of APB Opinion No. 29”. SFAS 153 addresses the measurement of exchanges of non-monetary assets. It eliminates the exception from fair value measurement for non-monetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29 “Accounting for Non-monetary Transactions” and replaces it with an exception for exchanges that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 will be effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of SFAS 153 is not expected to have a material impact on the Company’s financial position, results of operations or cash flows.

     Application of Critical Accounting Policies

     Critical accounting policies applied by the Company under U.K. GAAP are:

     Turnover — Turnover represents amounts receivable in respect of the sale of goods and services, license agreements and intellectual property to customers during the year, net of trade discounts given and value added tax. Turnover is partly recognized upon the shipment of products to the distributor with further amounts being recognized in accordance with the contractual terms upon the shipment to the end user. All other income is recognized on a receivable basis.

     Certain sales of the Company’s DigiFab ® product include a right of replacement. Under U.S. GAAP, FASB 48 “Revenue Recognition when Right of Return Exists” indicates that an absence of historical experience with similar types of sales of similar products may impair the ability to make a reasonable estimate of returns. Because DigiFab ® is a relatively new product, there is an absence of historical experience for these sales, and therefore all revenue related to sales that include a right of replacement is currently deferred under U.S. GAAP until the replacement privilege expires or sufficient historical sales returns information becomes available.

     The Company has a policy of holding forward foreign exchange contracts to hedge operating cash flows denominated in currencies other than British pounds sterling. Where the revenue denominated in a currency other than pounds sterling is the subject of a hedged instrument, turnover is recognized at the hedged rate.

     Deferred taxation — Deferred tax is provided in full on timing differences which result in an obligation at the balance sheet date to pay more tax, or a right to pay less tax, at a future date, at rates expected to apply when they crystallize based on current tax rates and law. Timing differences arise from the inclusion of income and expenditure in taxation computations in periods different from those in which they are included in financial statements. Deferred tax is not provided on unremitted earnings of subsidiaries and associates where there is no commitment to remit these earnings. Deferred tax assets are recognized to the extent that it is regarded as more likely than not they will be recovered. Deferred tax assets and liabilities are not discounted.

     The Company’s opinion is that the trading projections do not satisfy the definition of the relevant U.K. accounting standards to enable it to recognize deferred tax assets for its U.K. operations at March 31, 2005. In the event that trading projections would satisfy the definition of the relevant U.K. Accounting Standards, these assets could be recognized and credited to income in the period such determination was made.

     Research and development stocks - Research and development stocks are fully provided for in the profit and loss account for the year in which they are purchased or manufactured, and are reinstated as appropriate in the year in which the related products are brought into commercial use.

     Goodwill — Goodwill arising on the acquisition of subsidiary undertakings and businesses, representing any excess of the fair value of the consideration given over the fair value of the identifiable assets and liabilities acquired, is capitalized and written off on a straight line basis over its useful economic life. Provision is made for any impairment.

     International Financial Reporting Standards (“IFRS”) — The Company will be adopting IFRS for the fiscal year 2006. It is expected that the Company will no longer be required to amortize the goodwill arising on the acquisition of Enact on an annual basis, although ongoing consideration of the valuation for possible impairment will be required. An increased charge for share-based compensation (which is widely used in the biotechnology sector) is also anticipated. The Company anticipates that it will continue to hedge its U.S. dollar receivables, but under IFRS, the gains/losses will not be reflected in turnover, but will be included as other income/expense. In addition, IFRS will require the Company to value its forward contracts at each period end, thereby accelerating the impact on the accounts. Potentially major change for pharmaceutical and biotechnology companies may arise from the treatment of costs for later stage clinical trials and development under IAS38, where some internal development costs could be capitalized. These may require consideration on a case by case basis, and it is currently too early to give guidance on the application in specific cases.

     Overall, the impact on the Group’s earnings of the changes required under IFRS is anticipated to be positive in the foreseeable future.

Research and Development, Patents and Licenses, etc.

     For a discussion of the Company’s research and development activities, see “Item 4. Information on the Company—Products” and “—Intellectual Property, Patents and Trademarks.”

     The Company’s research and development expenditures for fiscal years ended 2005, 2004 and 2003 was £4,533,000, £3,668,000, and £1,591,000, respectively.

Trend Information

     Although revenues from sales of CroFab® have been included for the full twelve months of results for fiscal years 2003, 2004 and 2005, unexpected production delays at the Company’s third party supplier of filling and freeze-drying services at the end of fiscal year 2002 prevented the Company from fully supplying purchase orders during the year. In fiscal year 2003, CroFab®, due to be released at the end of the fiscal year, was released at the beginning of fiscal year 2004. The Company anticipates further growth in forthcoming years as the market expands for milder bites, however this is not anticipated in fiscal year 2006. In addition to the revenue variances caused by the quantity of CroFab® supplied, the first eight months of fiscal year 2004 provided the Company with 60% of the net sales revenue achieved by Altana, which was then subject to a scheduled reduction to 50%. Fiscal year 2005, therefore, includes a full year of CroFab® revenues at this ongoing reduced revenue split. Advance orders of CroFab® for fiscal year 2006 remain in line with expectations.

     DigiFab® was approved by the FDA in August 2001 with revenues commencing in February 2002 and, therefore, fiscal years 2003, 2004 and 2005 include full 12 months results for DigiFab®. The Company’s U.S. distributor, Altana, is required to provide the Company with product sales forecasts two years before anticipated delivery date and these estimates can be revised by +/- 25% until one year prior to delivery, at which point a firm order is placed. A significant proportion of the Company’s U.S. DigiFab® revenues are based solely upon the Company supplying the required product for these orders with the balance being recognized when Altana makes sales into the marketplace. Although Altana estimates both an increase in market share and in sales to the marketplace in the coming year, Altana has advised the Company that it intends to satisfy orders principally from their own inventories of DigiFab®, which may lead to a reduction in Altana’s orders of product from the Company and decreased revenues to the Company from the principal U.S. market over the next 12 to 24 months. The Company anticipates generating revenues from sales of DigiFab® in Europe in future years, assuming that the product obtains regulatory approval in Europe, which could occur in fiscal year 2006.

     The Company is on track to complete the current investment in its manufacturing facilities. Regulatory approval will be required before any product manufactured in the revised facility is released for sale. The Company does not anticipate this process will affect its ability to meet product demand for fiscal 2006, although the Company remains dependent upon the ability of its filling and freeze-drying contractors to meet scheduled shipment dates.

     The Company has a high proportion of its income derived from the U.S. markets, where pricing is in U.S. dollars, although a major proportion of its manufacturing costs are in pounds sterling and Australian dollars. The Company mitigates its currency exposures by a policy of forward covering expected revenues for up to twelve months on a rolling basis., The U.S. dollar declined in value against sterling by 17% during fiscal year 2004 and a further 5% during fiscal year 2005. Therefore, the effective exchange rate that will be achieved in the forthcoming fiscal year under the Company’s hedging policy will be adverse to that achieved in fiscal year 2005. This will have the effect of reducing the per unit value of product shipments as measured in pounds sterling in fiscal year 2005 compared to fiscal year 2004. The Company intends to implement modest selling price increases in U.S. dollars in order to mitigate the negative effects of the weak dollar and, in the longer term, to make further cost reductions in the manufacturing process. However, there can be no assurance that the Company can fully compensate for the effects of continued U.S. dollar weakness on its results.

     The Company has recorded a significant increase in research and development expenditures during fiscal year 2005 in order to advance its products in development and to seek regulatory approval for Voraxaze™. This increase is anticipated to continue during fiscal year 2006 as the Company continues to seek regulatory approval for Voraxaze™ and invests in improvements to the manufacturing process in order to reduce future cost of goods. Research and development expenditures would be funded by, and dependent on, anticipated product revenues during fiscal year 2006 and proceeds of the fundraising completed in August 2004.

     The acquisition of Enact Pharma in June 2003 has led to increased interest expense relating to the unsecured convertible loan notes issued to Enact shareholders and to a significant amortization charge on the goodwill created by the acquisition. The charge in fiscal year 2004 represented the period from acquisition to the year-end whereas cost in fiscal year 2004 reflected the full period cost. In December 2004, the unsecured convertible loan notes became exercisable and as of March 31, 2005, 47% of the notes issued had been converted. This will have the effect of reducing the interest expense during fiscal year 2006.

     A further purpose of the fundraising in August 2004 was to commence pre-marketing initiatives and to build small sales forces in both Europe and the U.S. Consequently, this will lead to increases in administrative costs during fiscal year 2006.

     The Company will be adopting IFRS for its 2006 fiscal year, which may lead to significant variances from its current accounting treatments, as noted on page 44.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

     The following table sets forth information as of June 30, 2005 about the directors and executive officers of the Company.

Name	Age	Position within the Company
Executive Directors Andrew John Heath, M.D., Ph.D.	57	Chief Executive Officer and Director
Barrington Marshall Riley, BA, FCA	56	Finance Director and Director
James Campbell Christie, BSc., MBA	47	Operations Director and Director

Non-Executive Directors Stuart Michael Wallis, FCA, ATII(1)(2)	59	Chairman
David Whitnall Gration, FRPharmS(1)(2)(3)(4)	66	Deputy Chairman
Garry Watts, FCA(1)(2)(3)	47	Director
John Robert Brown, Ph.D, MBA(1)(2)(3)	49	Director

Executive Officers Saul Komisar, MBA, BS, CCM	36	President, Protherics Inc.
Ian Scoular, Ph.D, BSc, DMS	55	Director of Business Development
Sally Waterman, Ph.D, BSc, DMS	47	Director of Research & Development
Nick Staples, Ph.D, BSc	35	Director of Corporate Affairs

(1) Member of Nomination Committee.

(2) Member of Remuneration Committee

(3) Member of Audit Committee

(4) Mr. Gration resigned from the Board of Directors and its Committees effective July 20, 2005.

     Executive Directors

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

     Barrington Marshall Riley, B.A., F.C.A. is Finance Director for the Company. Mr. Riley was previously a divisional finance and administration manager and the company secretary of the U.K. operations of FMC Corporation, the U.S.-based group. Mr. Riley joined the Company in April 1995 and was appointed to the Board of the Company in July 1995.

     James Campbell Christie, B.Sc., M.B.A. is Operations Director for the Company. He has management responsibility for process development, manufacturing quality assurance and information technology at the Company’s Australian operations and its manufacturing facility in Wales. Mr. Christie joined the Board of the Company in September 1999, having previously held the position of Senior Vice President — Research and Development Administration of Therapeutic Antibodies. From 1995 to 1998,

Mr. Christie was Director of Operations at Centocor BV, a subsidiary of Centocor Inc., a United States biopharmaceutical company. He has extensive experience in taking products from research and development stages to market and has particular knowledge in the production of biological pharmaceutical products.

     Non-Executive Directors

     Stuart Michael Wallis, F.C.A., A.T.I.I. serves as Chairman of the Company. He was previously the Chief Executive Officer of Fisons plc and is currently Chairman of Plethora Solution Holdings PLC and The Simply Smart Group Limited. He became Chairman of Therapeutic Antibodies in September 1998 and became Chairman of the Company when Therapeutic Antibodies merged with the Company in September 1999.

     David Whitnall Gration, F.R.Pharm.S is the Deputy Chairman of the Company. Mr. Gration was Executive Chairman of the Company from August 1996 to September 1999, when he stepped down to a non-executive position. He is also the executive chairman of SRS Technology Group PLC and a non-executive director of Avicenna plc. He has over thirty years experience in the pharmaceutical industry, having held senior positions at The Boots Company PLC, Wyeth Laboratories Ltd and Celltech Group Plc. Mr. Gration has resigned from the Board and its Committees effective July 20, 2005.

     Garry Watts, F.C.A. is currently the Chief Executive Officer of SSL International PLC, having previously held the position of Finance Director and Managing Director for Europe. He is also a non-executive director of the Medicines and Healthcare Products Regulatory Agency (MHRA), where he chairs the Audit and Risk Committee. Previously, he held executive directorships at Celltech Group plc and Medeva plc. He is a Chartered Accountant and was previously a partner with KPMG, leading the U.K. healthcare and life science practice.

     John Robert Brown, Ph.D., M.B.A. was previously the Chief Executive Officer of Acambis PLC having previously held the position of Finance Director. Before joining Acambis, he was Head of Research at Sutherland and Partners and also worked at PA Consulting. He is currently also the Chairman of the Roslin Institute and a non-executive director of Pharmagene PLC.

     Martin Brown and Michael Peagram, formerly non-executive directors of the Company, both resigned on April 16, 2004. Anthony Atkinson, also formerly Chief Scientific Officer of the Company until his resignation on April 22, 2004 when he became a non-executive director of the Company, resigned on April 19, 2005.

     Executive Officers

     Saul Komisar, M.B.A., B.S., C.C.M. has served as President of Protherics Inc. since November 2000. Mr. Komisar joined Protherics in December of 1996, having spent the previous six years working in corporate finance specialized in the healthcare industry. He has responsibility for Protherics’ U.S. operations, including the commercialization of the Company’s FDA approved products. He holds an MBA from The Owen Graduate School of Management at Vanderbilt University.

     Ian Scoular, Ph.D., B.Sc, D.M.S. has served as Director of Business Development for the Company since July 2000. Mr. Scoular has more than 20 years business development experience in the pharmaceutical industry through positions in Nycomed Pharma, Schering Plough and Reckitt & Colman. He is responsible for seeking commercial partners for the Company’s development products and intellectual property portfolio.

     Sally Waterman, Ph.D., B.Sc, D.M.S. has served as Director of Research and Development since April 2005. Ms. Waterman has over 20 years experience within the pharmaceutical industry. She previously served as Director of Development Operations at Xenova Group plc, following its recent acquisition of KS Biomedix Holdings plc, where she was Vice President of Research and Development. Prior to this, she held various senior positions within Vanguard Medica plc (now Vernalis plc), including Vice President of Non-Clinical Development.

     Nick Staples, Ph.D., BSc has served as Director of Corporate Affairs since November of 2003 and is responsible for corporate development and investor relations. He was previously a biotechnology analyst at WestLB Panmure and spent 4 years as a management consultant in the Life Sciences practice at PA Consulting Group, gaining experience in strategic planning, business analysis and due diligence.

     There are no family relationships among the directors or other executive officers. There are no arrangements or understandings with major shareholders, customers or suppliers or others pursuant to which any person was selected to serve as a director or senior manager.

Compensation

     There are five main elements of the compensation packages for executive directors:

•	Basic salaries and benefits in kind

•	Share option plans

•	Long Term Incentive Plan (the “LTIP”)

•	Annual Incentive and Deferred Bonus Plan (the “DBP”)

•	Pensions

     For information relating to these elements to the compensation packages for executive directors, see Note 5 of the Notes to the Consolidated Financial Statements included herein at Item 17.

Board Practices

     The Board currently has three executive directors and four non-executive directors. Although non-executive directors are not appointed for specific terms, the Company’s Articles of Association require directors to stand for re-election at least every three years.

     Executive Directors of Protherics - The following executive directors of Protherics have entered into service contracts with the Company, the details of which are as follows:

	Date of		Notice period due from
Director	Agreement	Annual salary	the Company	the Director
A. Heath	November 6, 2001	£115,548	12 months	12 months
		U.S. $113,000
B.M. Riley	July 13, 1995	£130,000	12 months	6 months
J.C. Christie	September 21, 2000	£122,000	12 months	6 months

     Upon serving or receiving notice, the Company has the right at its discretion to pay salary in lieu of notice. There are no other provisions for compensation payable upon early termination of the service contracts. The executive directors of Protherics are also entitled to the following benefits: private medical insurance for themselves and their immediate families, long term disability insurance, and payment of professional memberships and subscriptions. In addition, the Group makes contributions to a defined contribution pension scheme of 10 percent of salary in the case of Messrs. Riley and Christie and in the case of Mr. Riley, an additional £15,000 in lieu of salary. In the case of Dr. Heath, the Group made pension contributions of 15 percent of his U.K. salary plus an additional £70,452 per annum in lieu of salary, in addition to a maximum of $16,700 of his U.S. salary. Messrs. Riley and Christie have elected to take a cash alternative to the fully expensed automobile to which their contract entitles them. The Group also has a bonus scheme under which the remuneration committee may award the executive directors of

Protherics bonuses, which in the case of Messrs. Heath, Riley and Christie were up to 50, 30 and 25 percent of salary. Termination of the contracts requires six months notice by the employee and twelve months notice by the Company, with the exception of Dr. Heath, where the notice periods are twelve months from either party.

     Except as set out above, there are no existing or proposed service contracts between the executive directors and any member of the Group.

     Non-executive Directors of Protherics — Under an appointment letter dated September 13, 1999, as amended by a letter dated October 31, 2001, Mr. Gration received director fees of £27,500 during the year ended March 31, 2005. The Company provides life insurance and permanent health insurance. The appointment is terminable with 12 months notice by either party.

     During the year ended March 31, 2005, Mr. Wallis received £70,000 from the Company as remuneration for services as Chairman of the Board. The remuneration was paid in equal halves pursuant to both a letter of appointment dated September 1, 1998, as subsequently amended by agreement, and a consultancy agreement dated September 1, 1998, as subsequently amended by agreement, with Mr. Wallis’ management company. Both the letter of appointment and the consultancy agreement are terminable by 12 months notice from either party. The Group has also provided a fully expensed automobile to Mr. Wallis.

     Mr. Watts has a letter of appointment dated January 19, 2004 under which he received £24,000 in fiscal year 2005. The appointment is terminable by either party on 3 months notice.

     Dr. J.R. Brown has a letter of appointment dated February 23, 2004 under which he received £21,000 in fiscal year 2005. The appointment is terminable by either party on 3 months notice.

     The Board has appointed the following standing committees:

     Audit Committee. The Audit Committee is comprised of Messrs. Watts and J.R. Brown. Mr. Wallis resigned from this Committee on May 26, 2005. Mr. Gration served as a member of the Committee until his resignation from the Board on July 20, 2005. The Audit Committee monitors the adequacy of the Group’s internal controls, reviews accounting policies and financial reporting and discusses with the auditors the proposed audit program and the results of the audit of the Company’s financial statements. The Audit Committee is chaired by Mr. Watts.

     Remuneration Committee. The Remuneration Committee is comprised of Messrs. Wallis, Watts and J.R. Brown. Mr. Gration served as a member of the Committee until his resignation from the Board on July 20, 2005. The Remuneration Committee meets at least once a year to review the Company’s policy on directors’ remuneration. The Remuneration Committee evaluates the performance of the executive directors and other senior employees and advises the board regarding their annual remuneration package. The Remuneration Committee is chaired by Dr. Brown who replaced Mr. Gration as Chairman during fiscal year 2005.

     Nomination Committee. The Nomination Committee has been established to recommend the appointment of new directors to the Board. The Nomination Committee is comprised of Messrs. Wallis, Watts, J.R. Brown and Heath. Dr. Heath was appointed to the Committee on May 26, 2005. Mr. Gration served as a member of the Committee until his resignation from the Board on July 20, 2005. The Nomination Committee is chaired by Mr. Wallis.

     The Nomination Committee is currently undertaking a search for a non-executive director to fill the vacancy created by Mr. Gration’s resignation on July 20, 2005. The Company anticipates that the new non-executive director, once identified and approved by the Board, will be appointed to fill the vacancies on each committee on which Mr. Gration served.

Employees

     The number of persons, including directors, employed by the Company as of March 31, 2005, 2004, and 2003 are broken down by activity and geographic location is shown below.

	2005			2004			2003
	U.K.	U.S.	Australia	U.K.	U.S.	Australia	U.K.	U.S.	Australia
Management	27	2	5	27	1	4	21	1	3
Administration	19	3	2	18	3	3	10	3	2
Research and production	103	8	42	113	6	44	92	2	39
Total	149	13	49	158	10	51	123	6	44

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

Share Ownership

     The following table sets forth, for each director or senior executive of the Company, their interest in the ordinary shares of the Company (including the interests of their immediate families and persons connected with them) and the percentage of the Company’s outstanding share capital represented by such ownership interests as of June 30, 2005.

	Ordinary shares		6% Convertible Loan
Name	owned	Percentage	Notes (£)
S.M. Wallis	503,724	0.21%	60,606
A.J. Heath	346,498	0.14%	24,242
D.W. Gration	47,234	0.02%	—
B.M. Riley	30,019	0.01%	15,151
J.C. Christie	28,343	0.01%	—
G. Watts	—	—	—
J.R. Brown	20,000	0.01%	—

     The 6% Loan Notes are convertible into ordinary shares at 25p per ordinary share from December 19, 2004.

     Share Options and Warrants Granted in Protherics PLC

     The Company has operated an approved share option scheme, an unapproved share option scheme and an approved savings related share option scheme for executive directors and employees to motivate those individuals through equity participation in the Company. A separate option scheme was set up for the benefit of certain former Therapeutic Antibodies employees at the time of the 1999 merger.

     On January 27, 2005, the Company adopted a new Executive Share Option Plan (“ESOP”) consisting of an unapproved section with a linked Inland Revenue approved addendum. A Long-term Incentive Plan (“LTIP”) and Deferred Bonus Plan (“DBP”) were also adopted. Under the LTIP and DBP, awards can be made in the form of options at nil or a nominal price per share. Options were granted under the LTIP on February 28, 2005 at 2p per share, as shown in the table below.

     The Company has also granted individual unapproved options.

     The schemes are overseen by the Remuneration Committee which determines the terms under which eligible individuals may be invited to participate.

     The table below sets forth the details of the Company’s outstanding share options as of June 30, 2005.

	At April 1,			Cancelled	At June 30,	Exercise
Date exercisable	2004	Granted	Exercised	Or expired	2005	price (p)
Individual unapproved
22 Dec 2002 to 21 Dec 2009	600,000	—	—	—	600,000	39.00
9 July 2002 to 8 July 2010	25,000	—	—	—	25,000	40.00
9 July 2002 to 8 July 2010	15,000	—	—	—	15,000	25.00
9 July 2002 to 31 May 2007	3,850	—	—	—	3,850	U.S.$6.00
1 Mar 2004 to 1 Jan 2006	—	70,000	—	—	70,000	58.50
8 Oct 2004 to 1 Jan 2006	—	100,000	—	—	100,000	23.25
Approved scheme
21 July 1997 to 20 July 2004	23,535	—	—	23,535	—	154.66
25 July 1998 to 24 July 2005	52,955	—	—	—	52,955	68.83
28 Jan 2003 to 27 Jan 2010	64,475	—	3,835	928	59,712	37.50
28 Feb 2004 to 27 Feb 2011	341,000	—	5,000	8,000	328,000	43.50
Unapproved scheme
22 June 2001 to 21 June 2008	275,000	—	—	—	275,000	46.00
23 Dec 2001 to 22 Dec 2005	10,305	—	—	5,000	5,305	45.00
22 Dec 2002 to 21 Dec 2009	540,000	—	15,000	—	525,000	39.00
27 Jan 2003 to 26 Jan 2010	87,909	—	—	812	87,097	37.50
2 Aug 2003 to 1 Aug 2010	2,908	—	—	—	2,908	28.50
22 Feb 2004 to 21 Feb 2011	1,430,000	—	60,000	—	1,370,000	43.50
16 Jan 2005 to 15 Jan 2012	2,369,000	—	40,000	46,000	2,283,000	39.50
9 July 2005 to 8 July 2012	500,000	—	—	—	500,000	25.00
14 Jan 2006 to 13 Jan 2013	100,000	—	—	—	100,000	21.00
20 Jun 2006 to 19 Jun 2013	1,250,000	—	—	140,000	1,110,000	23.25
24 Jun 2006 to 23 Jun 2013	30,000	—	—	—	30,000	23.00
1 Mar 2007 to 28 Feb 2014	1,240,000	—	—	70,000	1,170,000	58.50
1 Mar 2009 to 28 Feb 2014	325,000	—	—	—	325,000	58.50
27 Sep 2009 to 26 Sep 2014	—	310,000	—	—	310,000	49.50
*28 Feb 2008 to 27 Feb 2015	—	741,669	—	—	741,669	2.00
Savings related options
1 Apr 2005 to 31 Oct 2005	96,300	—	83,700	—	12,600	37.50
Protherics PLC option plan for ex-Therapeutic Antibodies employees
27 Jan 2000 to 29 June 2008	166,222	—	—	3,984	162,238	175.0 to 312.0

	9,548,459	1,221,669	207,535	298,259	10,264,334

     * Options issued under the long term incentive plan approved by the shareholders on January 27, 2005. The price of a share at the date of grant was 54.75p.

     At March 31, 2005, there were no unexercised warrants (2004: nil; 2003: 887,008) for ordinary shares, however, there are unexercised warrants for 225,500 (2004: 932,500) ordinary shares in Enact Pharma PLC which expire between March 12, 2005 and July 9, 2012 and are exercisable at prices between 30p and 60p per share. Should these be exercised, the Company is entitled to repurchase these shares by issuing £17.05 6% convertible loan notes (“6% Loan Notes”) per 100 Enact Pharma PLC ordinary shares. The 6% Loan Notes became convertible at 25p per ordinary share on December 19, 2004. The terms of the 6% Loan Notes permit the Company to repurchase the 6% Loan Notes at any time by tender (available to all holders alike) or by privately negotiated transactions with individual holders at any price.

Options Granted to Therapeutic Antibodies former employees and consultants

     In addition, as of March 31, 2005, options over up to 507,818 ordinary shares (2004: 697,387; 2003: 728,904) previously held under the Therapeutic Antibodies 1990 Stock Option Plan are held by former employees and consultants of Therapeutic Antibodies Inc. Option prices range from $3.87 to $6.99 per share and may be exercised at various dates until December 15, 2006.

Share Options in Enact Pharma PLC

     At March 31, 2004, options over 527,602 ordinary shares in Enact Pharma PLC were outstanding and exercisable at 20p per Enact Pharma PLC ordinary share between January 9, 2005, and January 8, 2012. Had these been exercised, the Company was entitled to repurchase these shares by issuing £17.05 principal amount of its 6% Loan Notes per 100 Enact Pharma PLC ordinary shares. The terms of these 6% Loan Notes are disclosed above. These options lapsed during the year ended March 31, 2005 on the departure of certain former Enact employees to Morvus Technology Limited.

Share Options held by Directors of Protherics PLC

Details of share options granted to directors are set forth in the table below as of June 30, 2005.

	At April 1,				At June 30,	Exercise	Exercisable
	2004	Granted	Exercised	Cancelled	2005	Price (p)	From	To
Approved options
B M Riley	52,955	—	—	—	52,955	68.83	25 Jul 1998	24 Jul 2005
Unapproved options
D W Gration	90,000	—	—	—	90,000	46.00	22 Jun 2001	21 Jun 2008
B M Riley	65,000	—	—	—	65,000	46.00	22 Jun 2001	21 Jun 2008
B M Riley	50,000	—	—	—	50,000	39.00	22 Dec 2002	21 Dec 2009
B M Riley	120,000	—	—	—	120,000	43.50	22 Feb 2004	21 Feb 2011
B M Riley	350,000	—	—	—	350,000	39.50	16 Jan 2005	15 Jan 2012
B M Riley	200,000	—	—	—	200,000	23.25	20 Jun 2006	19 Jun 2013
B M Riley	225,000	—	—	—	225,000	58.50	1 Mar 2007	28 Feb 2014
B M Riley*	—	132,420	—	—	132,420	2.00	28 Feb 2008	27 Feb 2015
J C Christie	250,000	—	—	—	250,000	39.00	22 Dec 2002	21 Dec 2009
J C Christie	80,000	—	—	—	80,000	43.50	22 Feb 2004	21 Feb 2011
J C Christie	250,000	—	—	—	250,000	39.50	16 Jan 2005	15 Jan 2012
J C Christie	100,000	—	—	—	100,000	23.25	20 Jun 2006	19 Jun 2013
J C Christie	150,000	—	—	—	150,000	58.50	1 Mar 2007	28 Feb 2014
J C Christie*	—	111,416	—	—	111,416	2.00	28 Feb 2008	27 Feb 2015
A J Heath	116,300	—	—	—	116,300	175.00	27 Jan 2000	29 Jun 2008
A J Heath	500,000	—	—	—	500,000	43.50	22 Feb 2004	21 Feb 2011
A J Heath	1,000,000	—	—	—	1,000,000	39.50	16 Jan 2005	15 Jan 2012
A J Heath	300,000	—	—	—	300,000	23.25	20 Jun 2006	19 Jun 2013
A J Heath	325,000	—	—	—	325,000	58.50	1 Mar 2009	28 Feb 2014
A J Heath*	—	221,233	—	—	221,233	2.00	28 Feb 2008	27 Feb 2015
Savings related options
J C Christie	27,000	—	27,000	—	—	37.50	1 Apr 2005	31 Oct 2005
Individual
A J Heath	600,000	—	—	—	600,000	39.00	22 Dec 2002	21 Dec 2009

	4,851,255	465,069	27,000	—	5,289,324

* Unapproved options granted under the long term incentive plan. The market price of a share at date of grant was 54.75p.

     Messrs. Wallis, Watts and J.R. Brown do not hold options for the Company’s ordinary shares.

     The price of the Company’s ordinary shares to which the options relate was 49.25p at March 31, 2005, and fluctuated between 47.0p and 65.75p during the year.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

     The table below shows all holders who, to the Company’s knowledge, own, directly or indirectly, 5% or more of the Company’s ordinary shares, as of August 29, 2003, September 15, 2004, and June 30, 2005 each being the most recent practicable date before reporting for the last three fiscal years.

	2003		2004		2005
		% of		% of		% of
	# of	issued	# of	issued	# of	issued
Shareholder	shares	shares	shares	shares	shares	shares
M & G Asset Management	13,289,501	6.42	12,570,232	5.50	12,287,209	5.07
Morley Fund Management	13,592,075	6.57	17,883,779	7.83	25,392,268	10.48
Insight Investment Management	*	*	13,498,092	5.91	14,965,692	6.17
Framlington Asset Management	13,591,500	6.56	26,842,493	11.75	27,067,615	11.17

* Holder of less than 5% of the Company’s ordinary shares.

     All of the Company’s major shareholders have the same voting rights.

     At June 30, 2005, approximately 11,678,966 ordinary shares were held of record by approximately 395 holders with registered addresses in the U.S., representing approximately 4.8% of the currently outstanding ordinary shares.

     To the Company’s knowledge, it is not directly or indirectly owned or controlled by another corporation, by any foreign government, or by any other natural or legal person, nor are there any arrangements known to the Company, the operation of which could result in a change in control of the Company.

Related Party Transactions

     The Company rents office accommodation from, and has administration services provided by Chimaeron Limited, a company in which Dr. Anthony Atkinson, a former director of the Company who resigned on April 19, 2005, has a controlling interest. Rent charged and other services provided in the year to March 31, 2005 amounted to £7,125 (2004: £21,375) and £1,457 (2004: £4,811) respectively. At March 31, 2005, the Company owed Chimaeron Limited £7,655 (2004: £13,186).

     On September 22, 2004, the Company assigned intellectual property and transferred certain Company assets and staff members to Morvus Technology Limited, a company in which Dr. Anthony Atkinson is a director and is in a position to exercise influence. The Company received a small equity stake in Morvus Technology Limited, valued at the time of transfer at £150,000. £40,000 related to the value of the assets transferred while £110,000 related to certain expenses incurred by the Company in relation to the facilities and staff being transferred. The Company has retained a right of first refusal to license certain products that may be developed by Morvus Technology Limited. The directors of the Company had assigned no value to the intangible assets. During the year ended March 31, 2005, Morvus Technology Limited has charged the Company £46,044 for services provided while the Company has charged Morvus Technology Limited £62,024 for reimbursement of costs incurred on their behalf. At

March 31, 2005, the Company owed Morvus Technology Limited £3,812. The directors consider all transactions with Morvus Technology Limited to be at an arms length valuation

     M. Brown, a former non-executive director of the Company, who resigned on April 26, 2004, rents office space at the Company’s Nashville premises at a market rental of $17,500 per annum.

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

     The following table sets forth for the periods indicated, the high and low closing mid-market prices as reported in the Daily Official List for the ordinary shares as reported by the London Stock Exchange.

Financial Year Ended March 31,	High	Low
	£	£
2001	0.448	0.280
2002	0.408	0.205
2003	0.345	0.142
First Quarter	0.345	0.255
Second Quarter	0.254	0.144
Third Quarter	0.244	0.142
Fourth Quarter	0.214	0.182
2004
First Quarter	0.238	0.165
Second Quarter	0.473	0.220
Third Quarter	0.560	0.350
Fourth Quarter	0.618	0.505
2005
First Quarter	0.562	0.470
Second Quarter	0.562	0.467
Third Quarter	0.537	0.480
Fourth Quarter	0.658	0.480
2006
First Quarter	0.593	0.450

Calendar Year 2005 Most Recent Six Months
January	0.658	0.605
February	0.628	0.548
March	0.550	0.493
April	0.510	0.465
May	0.485	0.450
June	0.593	0.460

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

     In the case of joint holders of a share, any one of such persons may vote at any meeting either personally or by proxy. If more than one such joint holders is present at any meeting, either personally or by proxy, the shareholder whose name stands first on the register shall be entitled to vote.

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

     Variation of Rights

     All or any of the rights attached to any class of shares of the Company for the time being in issue may be varied or abrogated in such manner as may be provided by such rights, or in the absence of any such provision, either with the consent in writing of the holders of not less than three quarters in nominal value of the issued shares of that class, or the sanction of an extraordinary resolution passed at a separate general meeting of the holders of the issued shares of that class, but not otherwise. The provisions of the Articles of Association relating to general meetings apply to every such separate meeting, save that the necessary quorum shall be two persons present holding or representing by proxy at least one third in nominal value of the issued shares of that class.

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

     The Directors may decline to recognize any instrument of transfer of a share which is not fully paid, provided that where any shares which are not fully paid are admitted to the Official List of the U.K. Listing Authority, the discretion shall not be exercised in such a way as to prevent open and proper dealings in those shares. The Articles of Association do not contain any restriction on the free transferability of fully paid shares provided that the instrument of transfer is in favor of not more than four transferees, is in respect of only one class of shares, and is not in respect of shares in respect of which the Company has a lien. Every instrument of transfer must be left at the registered office of the Company or at such other place as determined by the Directors, accompanied by the certificate for those shares and evidence as reasonably required by the Directors to prove the title of the transferor and due execution.

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

(c)	any proposal concerning an offer of any shares, debentures or other securities of or by the Company or any of its subsidiaries for subscription or purchase in which offer he is or is to be interested as a participant in the underwriting or sub-underwriting thereof;

(d)	any contract, arrangement, transaction or other proposal concerning any other company in which he is interested, directly or indirectly and whether as an officer or shareholder or otherwise howsoever provided that he is not the holder of or beneficially interested in one per cent or more of any class of the equity share capital of such company (or of a third company through which his interest is derived) or of the voting rights available to members of the relevant company (any such interest being deemed for these purposes to be a material interest in all circumstances);

(e)	any contract, arrangement, transaction or other proposal concerning the adoption, modification or operation of a superannuation fund, retirement benefit scheme under which he may benefit and which either relates to both employees and Directors of the Company or any of its subsidiaries, or which has been approved by, or is subject to and conditional upon approval by the Board of Inland Revenue for taxation purposes and does not accord to any Director as such any privilege or advantage not accorded to the employees to which such scheme or fund relates;

(f)	any contract, arrangement, transaction or proposal concerning the adoption, modification or operation of any scheme enabling employees of the Company or any of its subsidiaries to acquire shares or any arrangement for the benefit of employees of the Company or any of the subsidiaries under which the Director benefits in a similar manner to employees; and

(g)	any contract, arrangement, transaction or other proposal concerning any insurance which the Company is empowered to purchase and/or maintain for, or for the benefit of, any Director, Auditors or other officer of the Company or any of its subsidiaries, or for persons who include Directors.

     A Director shall not vote or be counted in the quorum on any resolution concerning his own appointment as the holder of any office or place of profit with the Company or any company in which the Company is interested including fixing or varying the terms of his appointment or the termination thereof.

     Each of the Directors shall be paid a fee for his services at a rate determined by the Board from time to time provided that the aggregate of such fees (excluding any amounts payable under any other provision of the Articles) shall not exceed £200,000 per annum or such higher amount as the Company, by ordinary resolution, may determine from time to time. These provisions do not apply to executive Directors.

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

     The Directors shall restrict the borrowings of the Company and exercise all voting and other rights or powers of control exercisable by the Company in relation to its subsidiaries, so as to secure (as regards subsidiaries, so far as by such exercise they can secure) that the aggregate amount at any one time owing by the Group (being the Company and all subsidiaries) in respect of all monies borrowed, exclusive of moneys borrowed by the Company or any of its subsidiaries from any other of such companies shall not at any time, without the previous sanction of an ordinary resolution of the Company, exceed an amount equal to three times the aggregate of:

(a)	the nominal issued and paid up capital of the Company; and

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

     Pursuant to a letter of agreement with the University College Dublin, the Company is obligated to share each quarter’s income from Enfer. Initially, the income was divided in two and the first half was applied first in repaying the development costs, second in repaying to the Company its cost incurred in obtaining and maintaining related patents. The remaining income was then shared 80% to the Company and 20% to the University College Dublin. Following the repayment of the development costs, the cost incurred in obtaining and maintaining related patents and other costs incurred in maintaining the royalty stream, the remaining income is shared 80% to the Company and 20% to the University College Dublin. A total of £712,000 has been recognized as royalty income in the fiscal year 2005.

     Altana, Inc.

     In October 1997, the Company entered into an agreement with Altana, Inc. which provides Altana with exclusive U.S. distribution rights for CroFab® and DigiFab®. Under the agreement terms, the Company is entitled to receive certain milestone, product sales and royalty payments. In February 2001 and February 2002, Altana began marketing and distributing the Company’s CroFab® and DigiFab® products, respectively, under the agreement in the United States. A total of £16,655,000 has been recognized as income in the fiscal year 2005.

     Swedish Orphan AB

     In January 1990, the Company entered into an agreement with Swedish Orphan AB whereby Swedish Orphan was appointed as exclusive sales representative to market ViperaTAb™ in certain territories. The agreement was subsequently amended and restated to include CroFab® and other antivenin products, and DigiFab®. The territories are currently Sweden, Norway, Denmark, Finland and Iceland. A total of £203,000 has been recognized as income in the fiscal year 2005.

     Mayne Pharmaceuticals (formerly F.H. Faulding & Co. Limited)

     In November 1998, the Company entered into a contract manufacturing agreement with F.H. Faulding for Faulding to fill and freeze dry the Company’s CroFab® product. Under the agreement, Faulding is entitled to a set fee per batch of product filled and freeze dried and to reimbursement for development costs incurred. Upon receipt of FDA approval in September 2000, Faulding began filling and freeze drying CroFab® under the agreement. Costs of £904,000 have been incurred under this contract in fiscal year 2005.

     Promega Corporation

     In December 2001, the Company entered into a license agreement with Promega Corporation (“Promega”) whereby Promega granted an exclusive worldwide license to the Company to utilize a family of patents relating to purified polyvalent antivenins and methods of purifying antivenins using immunoaffinity techniques.

     In consideration for the granting of this license, the Company made an initial payment of $250,000 with a further $1,250,000 payable in interest bearing installments over the three years following the signing of the license agreement. The final payment was made in December 2004 and, in accordance with the license agreement, the underlying patents were assigned to the Company.

     Chesapeake Biological Laboratories Inc

     In March 2003, the Company entered into a contract manufacturing agreement with Chesapeake Biological Laboratories Inc. to fill and freeze dry the Company’s CroFab® and DigiFab® products. Under the agreement, which commenced in May 2003, Chesapeake is entitled to a set fee per batch of product filled and freeze-dried. Costs of £469,000 have been incurred under this contract in fiscal year 2005.

     Selborne Biological Services (Australia) Pty Limited

     In October 2002, the Company entered into a supply agreement with Selborne Biological Services (Australia) Pty Limited for supply of antisera for the production of its polyclonal antibody product. Under this agreement, Selbourne are entitled to a set fee for each kilogram of antisera produced from the sheep provided by the Company and a set fee for costs incurred during the initial priming period of the sheep. Costs of A$2,385,000 have been incurred under this contract in fiscal year 2005.

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

Taxation

     The following is a general description of the principal United States federal income tax consequences and certain United Kingdom tax consequences of the ownership and disposition of ordinary shares of the Company by a U.S. holder. This description is for general information purposes only and is based on the tax laws of the United States (including the Internal Revenue Code of 1986, as amended, Treasury regulations promulgated thereunder, and judicial and administrative interpretations thereof) and the United Kingdom, and the income tax convention between the United States and the United Kingdom which came into force on March 31, 2003 (the “Income Tax Convention”), all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. The Income Tax Convention replaced the old income tax treaty between the United States and the United Kingdom which had been in effect since 1980 (the “Old Income Tax Convention”). The Income Tax Convention allows U.S. holders to elect to apply the Old Income Tax Convention for 12 months after a relevant Income Tax Convention provision came into effect. This elective period expired on April 30, 2004; therefore this discussion only addresses the Income Tax Convention. The tax treatment of a holder of ordinary shares of the Company may vary depending upon his or her particular situation. The discussion below does not address the tax treatment of holders subject to special treatment under the U.S. federal income tax law (including, but not limited to, U.S. expatriates, insurance companies, tax-exempt organizations, financial institutions, persons subject to the alternative minimum tax, securities broker-dealers, persons that have a “functional currency” other than the U.S. dollar, holders who hold ordinary shares as part of hedging or conversion transactions and holders owning, directly or indirectly, 10% or more of the voting shares of the Company). The following summary is directed to U.S. holders who will hold the ordinary shares as a capital asset and elect to credit, rather than deduct, foreign income taxes against U.S. tax liability.

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

     Dividends paid to a non-corporate U.S. holder in taxable years beginning after December 31, 2002 and before January 1, 2009 that constitute qualified dividend income generally will be taxable to the U.S. holder at a maximum tax rate of 15% provided that the ordinary shares are held by such U.S. holder for more than 60 days during the 120-day period beginning 60 days before ex-dividend date and the U.S. holder meets other holding period requirements. For this purpose, “qualified dividend income” generally includes dividends received from a U.S. corporation, as well as from a qualified foreign corporation. A “qualified foreign corporation” is generally defined as (i) a foreign corporation incorporated in a possession of the United States, (ii) a foreign corporation that is eligible for benefits of a comprehensive income tax treaty with the United States which the U.S. Treasury determines is satisfactory and which includes an exchange of information program, or (iii) a foreign corporation if the stock with respect to which such dividend is paid is readily tradable on an established securities market in the United States. However, a qualified foreign corporation does not include a Passive Foreign Investment Company (“PFIC”) – see discussion below entitled “Passive Foreign Investment Company Rules”. The U.S. Internal Revenue Service (the “IRS”) has determined that the Income Tax Convention meets the above treaty test. U.S. holders should consult their own tax advisors on the eligibility of any dividends paid by us as “qualified dividend income” and any reduced rates of taxation.

     Under the Income Tax Convention, there will be no U.K. tax withheld. Therefore, a U.S. holder will not be entitled to claim a foreign tax credit in respect of any dividends.

     Taxation of Capital Gains

     If you are a U.S. holder and you sell or dispose of the ordinary shares, you will recognize a gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the U.S. dollar amount of cash and the fair market value of any property you receive and your adjusted tax basis (determined in U.S. dollars) in the ordinary shares sold or disposed of. This gain or loss will be capital if you held the ordinary shares as a capital asset and generally will be U.S. source income or loss. Such gain or loss will be long-term capital gain or loss if you held the ordinary shares sold or disposed of for more than one year. In the case of a U.S. holder who is an individual, capital gains will generally be subject to U.S. federal income tax at preferential rates if specified minimum holding periods are met. The maximum capital gains tax for non-corporate U.S. holders is 15% for capital assets held for over one year and sold or exchanged on or after May 6, 2003 but in taxable years beginning before January 1, 2009. The deduction of capital losses is subject to certain limitations. See also the discussion below entitled “Passive Foreign Investment Company Rules.”

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

United Kingdom Tax Consequences to U.S. Holders

     Taxation of Dividends

     The Company does not expect to pay dividends for the foreseeable future. In the event the Company does pay a dividend, under current U.K. taxation legislation, no tax will be withheld from dividend payments by the Company. There is a U.K. tax credit in respect of any dividend paid by the Company at a rate of 10% of the sum of the dividend and the tax credit on it (equivalent to one-ninth of the cash dividend). Under the terms of the Income Tax Convention, U.S. holders are no longer able to recover any part of this tax credit.

     Taxation of Capital Gains

     A U.S. holder will not generally be liable for U.K. taxation on capital gains realized on the disposal of such holder’s ordinary shares unless at the time of the disposal such U.S. holder is either (i) a non-corporate person or entity which carries on a trade, profession or vocation in the United Kingdom through a branch or agency and which used the ordinary shares in or for the purposes of the trade or which used, held or acquired the ordinary shares for the purposes of such branch or agency; or (ii) a corporate entity which carries on a trade in the United Kingdom through a permanent establishment and which used the ordinary shares in or for the purposes of the trade or which used, held or acquired the ordinary shares for the purposes of such permanent establishment.

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

     This information is provided within Notes 15, 25 and 26 to the Consolidated Financial Statements attached as an exhibit to this filing.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     None.

ITEM 15.	CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

     As of the end of the period covered by this report, our management carried out an evaluation, with the participation of our chief executive officer and chief financial officer, of the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e) and 15d-15(e)). Based on their evaluation of such controls and procedures, our management concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in the reports we file under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission and that such information is accumulated and communicated to management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Control Over Financial Reporting

     There have been no significant changes in our internal control over financial reporting during the period covered by this report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

     Our board of directors has determined that Mr. Garry Watts, the Chairman of our Audit Committee, meets the requirement of an “Audit Committee Financial Expert” as defined by the SEC. Mr. Watts was appointed to the Audit Committee on February 2, 2004. Our board of directors has determined that Mr. Watts is “independent” as that term is defined in the NASDAQ listing standards and regulations of the Securities and Exchange Commission.

ITEM 16B. CODE OF ETHICS

     The Board of Directors has adopted a Code of Ethics applicable to the Chief Executive Officer, Finance Director and Financial Controller. A copy of this Code of Ethics is available on the Company’s website at www.protherics.com.

     In addition, the Company complied with the provisions of the revised UK Combined Code on Corporate Governance throughout the year ended March 31, 2005 with the following exceptions:

•	the Chairman of the Company, Mr. Wallis, and Mr. Gration, who is not considered to be an independent non-executive due to options held which were granted while he held an executive role in the Company, were both members of the Audit Committee throughout the year since it was considered that both individuals bring significant relevant experience to the Audit Committee. In accordance with the Smith guidance, Mr. Wallis resigned as a member of the Audit Committee on May 26, 2005 while Mr. Gration stepped down from the Board and its committees in July 2005;

•	the terms of reference of the Remuneration and Nominations Committees were not adopted until May 26, 2005, and have since been posted on the Company’s website, together with the revised Audit Committee terms of reference.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

     The following summarizes the audit and non-audit fees paid to the Company’s independent auditors, PricewaterhouseCoopers LLP:

	2005	2004
	£’000	£’000
Audit fees	101	106
Audit related fees	31	10
Tax fees	51	83
All other fees	80	49

	263	248

Audit Fees

     Audit fees consisted of fees for professional services rendered by the independent auditor in connection with statutory audits and regulatory filings.

Audit Related Fees

     Audit related fees consisted fees for professional services rendered by the independent auditor such as assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and include accounting reviews and reviews of Company assessments as to the effects of new accounting standards and other regulatory requirements.

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

     For the year ended March 31, 2004, the auditors received £49,000 in relation to the acquisition of Enact and the associated cash placing and open offer. In addition to the above, the auditors also received fees in relation to audit and taxation services provided to Enact for the period prior to its acquisition by the Company of £6,000 and £12,000, respectively.

ITEM 16D. EXEMPTIONS FROM LISTING STANDARDS FOR AUDIT COMMITTEES

     Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

     None.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Reference is made to Item 19 for a list of all financial statements filed as part of this Annual Report.

ITEM 18.	FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to Item 17.

ITEM 19.	EXHIBITS

(A)	Financial Statements and Schedules

1.	Financial Statements

2.	Financial Schedules

All financial statement schedules have been omitted because they are not required or the required information is provided in the Consolidated Financial Statements and Notes thereto.

(B)	Exhibits

Exhibit
Number	Exhibit Title
1.1	Articles of Association of Protherics PLC, as amended on July 24, 2003 (1)

1.2	Memorandum of Association of Protherics PLC (4)

2.1	Instrument constituting 6 per cent. Unsecured Convertible Loan Notes 2010 (1)

Exhibit
Number	Exhibit Title
4.1	Patent and Know-how Licence Agreement, dated April 2, 2001, between Protherics Molecular Design Limited and Enfer Technology Limited (3)

4.2	Letter Agreement, dated August 13, 1996, between Proteus, University College Dublin and Pharmapro Limited (4)

4.3	Distribution Agreement, dated October 11, 1997, between Therapeutic Antibodies Inc. and Altana, Inc. (5)

4.4	First Amendment to the Distribution Agreement, dated October 25, 1999, between Altana, Inc. and Protherics (4)

4.5	Amendment No. 1 to Distribution Agreement, dated September 12, 2000, between Altana, Inc. and Protherics (4) (+)

4.6	Amendment No . 3 to Distribution Agreement, dated February 2002, between Altana Inc. and Protherics (2)

4.7	First Amended and Restated Product Agreement, dated March 31, 2000, between Swedish Orphan AB and Protherics Inc. (4)

4.8	First Amendment of Registration and Distribution Agreement, dated August 31, 1995, amended on March 14, 1996, between Therapeutic Antibodies Inc. and F.H. Faulding & Co. Limited (6)

4.9	Contract Manufacturing Agreement, dated as of November 17, 1998, between Therapeutic Antibodies Inc. and F.H. Faulding & Co. Limited (3)

4.10	Supply agreement, dated October 21, 2002, between Selborne Biological Services (Australia) Pty Limited and Protherics Australasia Pty Limited (2)

4.11	Manufacturing Agreement, dated March 19, 2003, between Protherics UK Limited and Chesapeake Biological Laboratories Inc (2)

4.12	Memorandum of Lease, dated August 1, 1995, between Minister for Primary Industries, as Lessor, and TAb Australasia Pty. Limited, as Lessee (9)

4.13	Proteus Approved Executive Share Option Scheme (5)

4.14	Proteus Unapproved Share Option Scheme (5)

4.15	Proteus Savings-Related Share Option Scheme (5)

4.16	Option Deed, dated December 22, 1999, between Protherics PLC and Andrew J. Heath (4)

4.17	Employment Agreement, dated November 13, 2001, between Protherics Inc. and Andrew J. Heath (3)

4.18	Employment Agreement, dated November 13, 2001, between Protherics PLC and Andrew J. Heath (3)

4.19	Employment Agreement, dated July 13, 1995, between Protherics PLC and Barry M. Riley (3)

Exhibit
Number	Exhibit Title
4.20	Employment Agreement, dated July 13, 1995, between Protherics PLC and James C. Christie (3)

4.21	Letter Agreement, dated September 1, 1998, between Therapeutic Antibodies (UK) Limited and Stuart M. Wallis (8)

4.22	Consultancy Agreement, dated August 21, 1998, between Therapeutic Antibodies (UK) Limited and Stuart M. Wallis (8)

4.23	Consultancy Agreement, dated September 1, 1998, between Therapeutic Antibodies (UK) Limited and Stuart M. Wallis (8)

4.24	The Protherics PLC Company Share Option Plan for Therapeutic Antibodies Inc. Employees adopted on January 27, 2000 (4)

4.25	Letter of Appointment dated January 19, 2004, between Protherics PLC and Garry Watts (1)

4.26	Letter of Appointment dated February 23, 2004, between Protherics PLC and John R. Brown (1)

8.1	List of Subsidiaries*

11.1	Code of Ethics (1)

31.1	Certification pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

31.2	Certification pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

32.1	Certifications pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934, as amended, and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

*	Filed herewith

(+)	Portions of this exhibit have been omitted pursuant to a request for confidential treatment and have been filed separately with the Commission.

(1)	Incorporated by reference to exhibits filed with the Company’s Annual Report on Form 20-F, filed on September 30, 2004.

(2)	Incorporated by reference to exhibits filed with the Company’s Annual Report on Form 20-F, filed on September 27, 2003.

(3)	Incorporated by reference to exhibits filed with the Company’s Annual Report on Form 20-F, filed on September 27, 2002.

(4)	Incorporated by reference to exhibits filed with the Company’s Annual Report on Form 20-F, filed on September 27, 2001.

(5)	Incorporated by reference to exhibits filed with the Company’s Registration Statement on Form F-4, filed on August 16, 1999, File No. 333-85347.

(6)	Incorporated by reference to exhibits filed with the Quarterly Report on Form 10-Q/A, filed by Therapeutic Antibodies Inc. on October 16, 1996, File No. 000-25978.

(7)	Incorporated by reference to exhibits filed with the Annual Report on Form 10-K, filed by Therapeutic Antibodies Inc. on March 31, 1998, File No. 000-25978.

(8)	Incorporated by reference to exhibits filed with the Annual Report on Form 10-K filed by Therapeutic Antibodies Inc. on March 31, 1999, File No. 000-25978.

(9)	Incorporated by reference to exhibits filed by Therapeutic Antibodies Inc. with its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1995, File No. 0-25978.

SIGNATURES

     The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

July 22, 2005	PROTHERICS PLC

	By:	/s/ Barrington M. Riley

Barrington M. Riley
Finance Director

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Protherics PLC

In our opinion, the accompanying consolidated Balance Sheets and related consolidated Profit and Loss Accounts, Cash Flow Statements, Statements of Total Recognised Gains and Losses and the related notes present fairly, in all material respects, the financial position of Protherics PLC and its subsidiaries at 31 March 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended 31 March 2005, in conformity with accounting principles generally accepted in the United Kingdom. These accounts are the responsibility of the Company’s management. Our responsibility is to express an opinion on these accounts based on our audits. We conducted our audits of these accounts in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the accounts are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the accounts, assessing the accounting principles used and significant estimates made by management, and evaluating the overall accounts presentation. We believe that our audits provide a reasonable basis for our opinion.

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 26 to the consolidated financial statements.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
Manchester, United Kingdom
22 July 2005

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

Consolidated Profit and Loss Account

for the year ended 31 March 2005

		Year ended	Year ended	Year ended
		31 March	31 March	31 March
		2005	2004	2003
	Notes	£’000	£’000	£’000

Turnover	2	18,839	21,019	11,270
Cost of sales		(8,801)	(9,461)	(5,920)

Gross profit		10,038	11,558	5,350
Administrative expenses
Research & development		(4,533)	(3,668)	(1,591)
General & administrative		(6,971)	(5,863)	(4,363)

		(11,504)	(9,531)	(5,954)
Goodwill amortisation		(998)	(782)	—

Total administrative expenses		(12,502)	(10,313)	(5,954)

Operating (loss) / profit	2,3
Before goodwill amortisation		(1,466)	2,027	(604)
Goodwill amortisation		(998)	(782)	—
Total operating (loss) / profit		(2,464)	1,245	(604)

Interest receivable		236	54	100
Interest payable	6	(655)	(527)	(95)

(Loss) / profit on ordinary activities before taxation		(2,883)	772	(599)

Taxation for the year	7	296	457	361

(Loss) / profit on ordinary activities after taxation		(2,587)	1,229	(238)
Equity minority interest		—	36	—

(Loss) / profit for the financial year	19	(2,587)	1,265	(238)

Basic and fully diluted (loss) / earnings per share (pence)	8	(1.15)	0.61	(0.12)

Basic and fully diluted (loss) / earnings per share (pence) before goodwill amortisation	8	(0.71)	0.99	(0.12)

The results for the years ended 31 March 2003, 2004 and 2005 relate solely to continuing operations.

The notes on pages F-8 to F-41 form part of these financial statements.

Consolidated Statement of Total Recognized Gains and Losses

for the year ended 31 March 2005

	2005	2004	2003
	£’000	£’000	£’000

(Loss) / profit for the financial year	(2,587)	1,265	(238)

Currency translation differences on foreign currency equity investments	(33)	623	435

Total recognized (losses) / gains for the year	(2,620)	1,888	197

The notes on pages F-8 to F-41 form part of these financial statements.

Consolidated Balance Sheet

at 31 March 2005

		2005	2004
	Notes	£’000	£’000
Fixed assets
Intangible fixed assets	9	9,282	9,838
Tangible fixed assets	10	7,034	7,473

		16,316	17,311

Current assets
Stocks	12	12,752	9,745
Debtors – Amounts receivable within one year	13	3,463	3,740
Debtors – Deferred taxation asset due beyond one year	7	432	442
Total debtors		3,895	4,182
Investments	14	151	1
Cash at bank and in hand		7,275	3,307

		24,073	17,235

Creditors:
Amounts falling due within one year	15	(9,265)	(9,804)

Net current assets		14,808	7,431

Total assets less current liabilities		31,124	24,742

Creditors:
Amounts falling due after more than one year
6% Convertible unsecured loan notes	16	(3,762)	(7,050)
Other	16	(2,134)	(2,399)

		(5,896)	(9,449)

Net assets		25,228	15,293

Capital and reserves
Called up equity share capital	18	4,844	4,155
Share premium account	19	77,868	66,027
Other reserves	19	51,163	51,163
Profit and loss account	19	(108,647)	(106,052)

Equity shareholders’ funds	20	25,228	15,293

The notes on pages F-8 to F-41 form part of these financial statements.

Approved by the Board on 20 July 2005
and signed on its behalf by

Barrington M. Riley
Finance Director

Company Balance Sheet

at 31 March 2005

		2005	2004
	Notes	£’000	£’000

Fixed Assets
Tangible fixed assets	10	242	269
Investments in subsidiary undertakings	11	62,357	62,357

		62,599	62,626

Current assets
Debtors	13	13,139	12,673
Investments		1	1
Cash at bank and in hand		6,852	—

		19,992	12,674
Creditors:
Amounts falling due within one year	15	(6,060)	(5,992)

Net current assets		13,932	6,682

Total assets less current liabilities		76,531	69,308

Creditors:
Amounts falling due after more than one year 6% Convertible unsecured loan notes	16	(3,762)	(7,050)
Other	16	(3)	(31)

		(3,765)	(7,081)

Net assets		72,766	62,227

Capital and reserves
Called up equity share capital	18	4,844	4,155
Share premium account	19	77,868	66,027
Profit and loss account	19	(9,946)	(7,955)

Equity shareholders’ funds		72,766	62,227

The notes on pages F-8 to F-41 form part of these financial statements.

Approved by the Board on 20 July 2005
and signed on its behalf by

Barrington M. Riley
Finance Director

Consolidated Cash Flow Statement

for the year ended 31 March 2005

		31 March	31 March	31 March
		2005	2004	2003
	Notes	£’000	£’000	£’000

Net cash (outflow) / inflow from operating activities	23 (i)	(3,103)	639	(1,723)

Returns on investments and servicing of finance
Interest received		236	54	100
Finance lease interest paid		(131)	(56)	(12)
Other interest paid		(494)	(345)	(83)

Net cash (outflow) / inflow from returns on investments and servicing of finance		(389)	(347)	5

Taxation
UK Corporation tax received		332	26	582
Overseas tax paid		(79)	—	—

Net cash inflow from taxation		253	26	582

Capital expenditure and financial investment
Payments to acquire tangible fixed assets		(1,001)	(1,445)	(1,862)
Payments to acquire intangible fixed assets		(191)	—	—
Capital grants received		10	611	—
Proceeds from sale of tangible fixed assets		35	29	22

Net cash outflow from capital expenditure and financial investment		(1,147)	(805)	(1,840)

Acquisitions and disposals
Purchase of business		—	(519)	—
Net overdrafts acquired with subsidiary undertaking		—	(812)	—

Net cash outflow from acquisitions and disposals		—	(1,331)	—

Net cash outflow before management of liquid resources and financing		(4,386)	(1,818)	(2,976)

Financing
Issue of share capital, net		9,161	3,067	—
Repayment of loans	23(iii)	(336)	(492)	(484)
Repayment of finance leases and hire purchase agreements	23(iii)	(490)	(201)	(51)

Net cash inflow / (outflow) from financing		8,335	2,374	(535)

Increase / (decrease) in cash during the year	23(iii)	3,949	556	(3,511)

The notes on pages F-8 to F-41 form part of these financial statements.

Notes to the Financial Statements

for the year ended 31 March 2005

1. Accounting Policies

Basis of accounting:

The financial statements are prepared under the historical cost convention and in accordance with applicable United Kingdom accounting standards and the Companies Act 1985 on a basis consistent with prior years.

Basis of consolidation:

The consolidated financial statements incorporate the financial statements of the Company and all its subsidiaries.

Acquisitions and disposals:

On the acquisition of a business, fair values are attributed to the Group’s share of net separable assets. Where the cost of acquisition exceeds the fair values attributable to such net assets, the difference is treated as purchased goodwill. Prior to the adoption of Financial Reporting Standard 10, Goodwill and Intangible Assets, goodwill was written off to reserves and has not subsequently been reinstated. Goodwill arising since the adoption of this standard has been capitalised on the balance sheet in the year of acquisition and amortised over its estimated useful life.

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

Other intangibles acquired, including associated acquisition costs, are accounted for at cost on acquisition and are amortised in equal annual amounts over their estimated useful economic lives (currently a maximum of 8 years).

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

Stocks:

Stocks are valued at the lower of cost and net realisable value. Cost comprises materials, direct labour and a share of production overheads appropriate to the relevant stage of production. Provision is made for obsolete, slow-moving, or defective items where appropriate. Net realisable value is determined at the balance sheet date on commercially saleable products based on estimated selling price less all further costs to completion and all relevant marketing, selling and distribution costs. Research and development stocks are fully provided for in the profit and loss account for the year, and are reinstated as appropriate if the related products are brought into commercial use.

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

Foreign currencies:

Assets and liabilities of subsidiaries in foreign currencies are translated into sterling at rates of exchange ruling at the end of the financial year or the contracted rate where appropriate and the results of foreign subsidiaries are translated at average rates of exchange for the year. Differences on exchange arising from the retranslation of the opening net investment in subsidiary companies, and from the translation of the profits and losses of those companies at average rates, are taken to reserves and are reported in the statement of total recognised gains and losses.

The principal exchange rates used for translation of foreign currencies were as follows:

	2005		2004		2003
	Average	Year End	Average	Year End	Average	Year End

US dollar	1.844	1.891	1.688	1.844	1.545	1.580

Australian dollar	2.496	2.444	2.437	2.408	2.748	2.619

Assets, liabilities, revenues and costs expressed in foreign currencies are translated into sterling at rates of exchange ruling on the date on which transactions occurred, except for monetary assets and liabilities which are translated at the rate ruling at the balance sheet date or the contracted rate where appropriate. Differences arising on the retranslation of such items are dealt with in the profit and loss account with the exception of differences arising upon translation of balances which are considered to be as permanent as equity which are taken to reserves.

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

Share options:

The Group grants share options to directors and employees. When the options are exercised, the proceeds received net of any transaction cost are credited to share capital (par value) and share premium. Under the provisions of the Urgent Issues Task Force (“UITF”) Abstract 17, “Employee Share Schemes”, a charge has been made to the profit and loss account with a corresponding credit to reserves for the difference between the market value at the date of grant and the exercise price of the options granted. The charge is spread over the vesting period of the underlying options.

The Group operates an approved savings related option scheme which allows for the grant of share options at a discount to the market price at the date of grant. The Group has made use of the exemption under UITF Abstract 17 not to recognize any charge in respect of these options.

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

2. Segmental Information

The turnover, net assets / (liabilities) and operating (loss) / profit are attributable to the principal activity of the Group, that being the research, development, manufacture and sale of pharmaceutical products and potential drugs for use in the treatment of human diseases. The Group operates in the United Kingdom, United States of America and Australia and its turnover and operating (loss) / profit are as follows:

	Turnover			Operating (loss)/profit
	2005	2004	2003	2005	2004	2003
	£’000	£’000	£’000	£’000	£’000	£’000
United Kingdom	3,011	1,519	1,301	(4,680)	(1,700)	(905)
United States	15,777	19,438	9,926	2,667	2,899	(64)
Australia	51	62	43	(451)	46	365

	18,839	21,019	11,270	(2,464)	1,245	(604)

The operating assets by geographical origin are as follows:

	2005			2004
	Net			Net
	operating	Net cash /	Net assets/	operating	Net cash /	Net assets/
	assets	(debt)	(liabilities)	assets	(debt)	(liabilities)
	£’000	£’000	£’000	£’000	£’000	£’000
United Kingdom	23,841	1,681	25,522	23,359	(6,079)	17,280
United States	(3,213)	(9)	(3,222)	(4,626)	44	(4,582)
Australia	3,310	(382)	2,928	2,980	(385)	2,595

	23,938	1,290	25,228	21,713	(6,420)	15,293

An analysis of turnover by geographical destination is as follows:

	2005	2004	2003
	£’000	£’000	£’000

United Kingdom	622	157	54
Rest of Europe	932	1,588	1,503
North America	17,229	18,993	9,669
Rest of World	56	281	44

	18,839	21,019	11,270

An analysis of (loss) / profit on ordinary activities before taxation has not been presented as the directors consider the analysis of operating (loss) / profit to be more meaningful. A reconciliation of operating (loss) / profit and (loss) / profit on ordinary activities before taxation is given in the consolidated profit and loss account.

3. Operating (Loss) / Profit

The operating (loss) / profit is stated after charging/(crediting):

	2005	2004	2003
	£’000	£’000	£’000
Depreciation – owned assets	1,340	1,114	882
Depreciation – leased assets	170	114	15
Amortization – goodwill	998	782	—
Amortization – other intangible assets	111	120	128
Auditor’s remuneration:
Audit	71	73	65
Other services	192	108	165
Operating leases – hire of plant and equipment	24	32	46
Operating leases – other	547	561	437
Loss / (profit) on disposal of tangible fixed assets	162	125	(2)
Release of deferred grant income	(48)	(77)	(101)
Staff costs (see note 4)	7,454	6,853	5,004

The audit fee relating to the parent company amounted to £14,000 (2004: £13,500; 2003: £13,000).

In addition to the fees disclosed above, during the year ended 31 March 2004, the auditors received £49,000 in relation to the acquisition of Enact Pharma PLC and the associated cash placing and open offer and received fees in relation to audit and taxation services provided to Enact Pharma PLC for the period prior to its acquisition by the company of £6,000 and £12,000 respectively.

A more detailed analysis of auditors’ remuneration on a worldwide basis is provided below:

	2005		2004		2003
	£’000%		£’000%		£’000%

Services as auditors
- Statutory accounts	71	27.0	79	31.9	65	28.3
- US regulatory	30	11.4	27	10.9	20	8.7

	101	38.4	106	42.8	85	37.0

Further assurance services
- Tax compliance	42	16.0	43	17.4	23	10.0
- Other	10	3.8	10	4.0	18	7.8

	52	19.8	53	21.4	41	17.8

Tax advisory services	10	3.8	40	16.1	94	40.9

Other non-audit services
- Accounting advisory services	20	7.6	—	—	10	4.3
- Accounting and taxation reviews	80	30.4	49	19.7	—	—

	100	38.0	49	19.7	10	4.3

	263	100.0	248	100.0	230	100.0

4. Staff Costs

The average number of persons, including directors, employed by the Group during the year was:

	2005	2004	2003
	Number	Number	Number
Management	34	32	25
Administration	25	24	15
Research and production	153	163	133

	212	219	173

	2005	2004	2003
Their total remuneration was:	£’000	£’000	£’000

Salaries	6,298	5,865	4,343
Social security costs	553	503	327
Pension costs	603	485	334

	7,454	6,853	5,004

Pension contributions of £30,000 (2004: £6,000; 2003: £5,000) were included in accruals at the year end.

5. Directors’ Remuneration and Interests in Shares and Share Options

A. Aggregate Directors’ Remuneration

The total amounts for directors’ remuneration were as follows:

	2005	2004	2003
	£’000	£’000	£’000

Emoluments	872	815	711
Money purchase pension contributions	149	102	89

	1,021	917	800

B. Directors’ Emoluments

	Fees/	Compensation
	basic	for loss of	Benefits	Annual	Total	Total	Total
	Salary	office	in kind	Bonus	2005	2004	2003
Name of director	£000	£’000	£’000	£’000	£’000	£’000	£’000

Executive
J C Christie	122	—	1	37	160	137	130
A J Heath	176	—	1	74	251	243	212
B M Riley	130	—	1	44	175	157	136
A Rushton**	—	—	—	—	—	—	70
Non-Executive
A Atkinson*	103	—	—	—	103	91	—
J Brown	21	—	—	—	21	2	—
M S Brown**	—	7	—	—	7	13	14
M R B Gatenby**	—	—	—	—	—	24	21
D W Gration	28	—	—	—	28	27	26
M Peagram**	—	—	—	—	—	16	—
S M Wallis	70	—	33	—	103	101	102
G Watts	24	—	—	—	24	4	—

	674	7	36	155	872	815	711

*	A Atkinson resigned as an executive director, and was appointed non-executive director, on 22 April 2004 and resigned as a non-executive director on 19 April 2005.

**	A Rushton and M R B Gatenby resigned as a directors of the company on 25 October 2002 and 12 February 2004 respectively. M S Brown and M Peagram resigned as directors of the company on 16 April 2004.

The fees in respect of A Atkinson include £83,000 (2004: £76,000; 2003: £nil) paid to a company controlled by himself. The fees in respect of S M Wallis and M Peagram include £35,000 and £nil paid to their respective management companies (2004: £35,000 and £16,000 respectively, 2003: £60,000 and £nil respectively).

Benefits in kind reflect the provision of private healthcare with the exception of S M Wallis for whom a fully expensed car is provided.

A J Heath has elected to have his annual bonus paid into the company pension fund.

C. Directors Pension Entitlements

Three directors were members of Money Purchase Schemes (2004: three; 2003: four). Contributions made by the Company in respect of such directors were as follows:

	2005	2004	2003
	£’000	£’000	£’000

J C Christie	12	12	11
A J Heath	107	77	61
B M Riley	30	13	12
A Rushton	—	—	5

	149	102	89

The pension contributions for the year ended 31 March 2005 made by the Company in respect of A J Heath and B M Riley include amounts sacrificed from the salary disclosed above of £70,000 and £15,000 respectively.

D. Interests in Ordinary Shares and Convertible Loan Notes

The directors’ interests in the ordinary shares and convertible loan notes of the Company at 31 March 2005, 2004 and 2003 were as follows:

	Ordinary Shares			6% Convertible Loan Notes
	31 March	31 March	31 March	31 March	31 March	31 March
	2005	2004	2003	2005	2004	2003
	Number	Number	Number	£	£	£
S M Wallis	503,424	457,931	436,125	60,606	60,606	—
A J Heath	346,498	314,999	300,000	24,242	24,242	—
D W Gration	47,234	42,941	40,897	—	—	—
B M Riley	30,019	27,291	14,814	15,151	15,151	—
J C Christie	1,343	1,221	1,163	—	—	—
A Atkinson	—	—	—	528,006	682,162	—
G Watts	—	—	—	—	—	—
J Brown	20,000	—	—	—	—	—

	948,518	844,383	792,999	628,005	782,161	—

As at the date of this report, the only change to the directors’ interests in ordinary shares from the interests disclosed above arose on 6 April 2005 when J C Christie exercised options within an approved savings related scheme over 27,000 shares at 37.5p per ordinary share on which date the market price was 49.5p. There has been no changes to directors’ interest in the convertible loan notes between the year end and the date of this report.

A J Heath held warrants to subscribe for nil (2004: nil; 2003: 14,538) ordinary shares respectively, at US$2.07 per share. The warrants expired on 15 June 2003.

E. Share Options

Aggregate emoluments do not include any amounts for the value of options to acquire ordinary shares in the Company granted to or held by the directors. On 12 December 2003, D W Gration exercised options over 129,620 ordinary shares at an exercise price of 41.66p at which time the market price was 50.5p per ordinary share. On 21 January 2004, B M Riley exercised options over 72,011 ordinary shares at an exercise price of 41.66p at which time the market price was 58.25p per ordinary share. None of the directors exercised any options during the year ended 31 March 2003.

Details of share options granted to directors are as follows:

	At 1 April			Cancelled	At 31 March	Exercise		Exercisable
	2004	Granted	Exercised	or expired	2005	price (p)		from	to

Approved options
B M Riley	52,955	—	—	—	52,955		68.83	25 Jul 1998	24 July 2005
Unapproved options
D W Gration	90,000	—	—	—	90,000		46.00	22 Jun 2001	21 Jun 2008
B M Riley	65,000	—	—	—	65,000		46.00	22 Jun 2001	21 Jun 2008
B M Riley	50,000	—	—	—	50,000		39.00	22 Dec 2002	21 Dec 2009
B M Riley	120,000	—	—	—	120,000		43.50	22 Feb 2004	21 Feb 2011
B M Riley	350,000	—	—	—	350,000		39.50	16 Jan 2005	15 Jan 2012
B M Riley	200,000	—	—	—	200,000		23.25	20 June 2006	19 June 2013
B M Riley	225,000	—	—	—	225,000		58.50	1 March 2007	28 Feb 2014
B M Riley*	—	132,420	—	—	132,420		2.00	28 Feb 2008	27 Feb 2015
A Atkinson	100,000	—	—	—	100,000		23.25	20 June 2006	19 June 2013
A Atkinson	135,000	—	—	—	135,000		58.50	1 March 2007	28 Feb 2014
J C Christie	250,000	—	—	—	250,000		39.00	22 Dec 2002	21 Dec 2009
J C Christie	80,000	—	—	—	80,000		43.50	22 Feb 2004	21 Feb 2011
J C Christie	250,000	—	—	—	250,000		39.50	16 Jan 2005	15 Jan 2012
J C Christie	100,000	—	—	—	100,000		23.25	20 June 2006	19 June 2013
J C Christie	150,000	—	—	—	150,000		58.50	1 March 2007	28 Feb 2014
J C Christie*	—	111,416	—	—	111,416		2.00	28 Feb 2008	27 Feb 2015
A J Heath	116,300	—	—	—	116,300		175.00	27 Jan 2000	29 Jun 2008
A J Heath	500,000	—	—	—	500,000		43.50	22 Feb 2004	21 Feb 2011
A J Heath	1,000,000	—	—	—	1,000,000		39.50	16 Jan 2005	15 Jan 2012
A J Heath	300,000	—	—	—	300,000		23.25	20 June 2006	19 June 2013
A J Heath	325,000	—	—	—	325,000		58.50	1 March 2009	28 Feb 2014
A J Heath*	—	221,233	—	—	221,233		2.00	28 Feb 2008	27 Feb 2015
Savings-related options
J C Christie	27,000	—	—	—	27,000		37.50	1 Apr 2005	31 Oct 2005
Individual
A J Heath	600,000	—	—	—	600,000		39.00	22 Dec 2002	21 Dec 2009
Therapeutic Antibodies 1990 Plan
M S Brown	46,520	—	—	46,520	—	US$	3.86	1 Oct 1994	30 Sept 2004
M S Brown	104,670	—	—	—	104,670	US$	5.15	26 Apr 1996	25 Apr 2006

	5,237,445	465,069	—	46,520	5,655,994

*	Unapproved options granted under the long term incentive plan. The market price of a share at date of grant was 54.75p.

	At 1 April			Cancelled	At 31 March	Exercise		Exercisable
	2003	Granted	Exercised	or expired	2004	price (p)		from	to

Approved options
B M Riley	52,955	—	—	—	52,955		68.83	25 Jul 1998	24 Jul 2005
Unapproved options
D W Gration	87,110	—	—	87,110	—		57.40	20 Aug 1999	19 Aug 2003
D W Gration	129,620	—	129,620	—	—		41.66	23 Jan 2001	22 Jan 2004
D W Gration	90,000	—	—	—	90,000		46.00	22 Jun 2001	21 Jun 2008
B M Riley	78,011	—	—	78,011	—		66.66	19 Jul 1999	18 Jul 2003
B M Riley	72,011	—	72,011	—	—		41.66	23 Jan 2001	22 Jan 2004
B M Riley	65,000	—	—	—	65,000		46.00	22 Jun 2001	21 Jun 2008
B M Riley	50,000	—	—	—	50,000		39.00	22 Dec 2002	21 Dec 2009
B M Riley	120,000	—	—	—	120,000		43.50	22 Feb 2004	21 Feb 2011
B M Riley	350,000	—	—	—	350,000		39.50	16 Jan 2005	15 Jan 2012
B M Riley	—	200,000	—	—	200,000		23.25	20 Jun 2006	19 Jun 2013
B M Riley	—	225,000	—	—	225,000		58.50	1 Mar 2007	28 Feb 2014
A Atkinson	—	100,000	—	—	100,000		23.25	20 Jun 2006	19 Jun 2013
A Atkinson	—	135,000	—	—	135,000		58.50	1 Mar 2007	28 Feb 2014
J C Christie	250,000	—	—	—	250,000		39.00	22 Dec 2002	21 Dec 2009
J C Christie	80,000	—	—	—	80,000		43.50	22 Feb 2004	21 Feb 2011
J C Christie	250,000	—	—	—	250,000		39.50	16 Jan 2005	15 Jan 2012
J C Christie	—	100,000	—	—	100,000		23.25	20 Jun 2006	19 Jun 2013
J C Christie	—	150,000	—	—	150,000		58.50	1 Mar 2007	28 Feb 2014
A J Heath	116,300	—	—	—	116,300		175.00	27 Jan 2000	29 Jun 2008
A J Heath	500,000	—	—	—	500,000		43.50	22 Feb 2004	21 Feb 2011
A J Heath	1,000,000	—	—	—	1,000,000		39.50	16 Jan 2005	15 Jan 2012
A J Heath	—	300,000	—	—	300,000		23.25	20 Jun 2006	19 Jun 2013
A J Heath	—	325,000	—	—	325,000		58.50	1 Mar 2009	28 Feb 2014
Savings related options
J C Christie	27,000	—	—	—	27,000		37.50	1 Apr 2005	31 Oct 2005
Individual
A J Heath	600,000	—	—	—	600,000		39.00	22 Dec 2002	21 Dec 2009
Therapeutic Antibodies 1990 Plan
M S Brown	46,520	—	—	—	46,520	US$	3.86	1 Oct 1994	30 Sept 2004
M S Brown	104,670	—	—	—	104,670	US$	5.15	26 Apr 1996	25 Apr 2006

	4,069,197	1,535,000	201,631	165,121	5,237,445

Options issued on 1 March 2004 under the unapproved plan are subject to performance criteria which measure total shareholder return on a sliding scale against the FTSE All Share Pharmaceutical and Biotech Index. Options issued to existing holders with a total aggregate value (at the date of grant) of up to four times annual salary may be exercised after three years. If the Company is at the median, one third of the shares under option become exercisable, rising on a sliding scale such that all the shares under option become exercisable if the Company’s performance is at or above the upper quartile. For options granted to existing holders with a total aggregate value (at the date of grant) between four and eight times annual salary, performance will be measured after five years. No options are exercisable if the total shareholder return of the Company is at the median of the FTSE All Share Pharmaceutical and Biotech Index. Options may then be exercised on a sliding scale beyond this point, with the maximum number of shares being exercisable if the Company’s performance is at or above the upper quartile. The Remuneration Committee must also be satisfied that there has been an improvement in the Company’s underlying financial performance over the period.

Options were granted on 28 February 2005 under the long term incentive plan adopted on 27 January 2005. Performance will be measured after three years from grant by measuring the total shareholder return of the Company against a comparator group consisting of the primary listed components of the FTSE All Share Pharmaceutical and Biotech Index but excluding those companies in the FTSE 100. Total shareholder return (“TSR”) will normally be averaged across a period of three months before the date of the reward and three months before the date on which the performance period ends, although the Remuneration Committee may determine that a different averaging period is appropriate and properly reflective of management performance but in any event this will not be more than six months or less than one month. This is in keeping with normal market practice and is a practical adjustment to smooth out the impact of short-term market influences and to provide a more robust measure of the performance of the group. Awards will vest, on a sliding scale between each step, as follows:

Protherics PLC TSR relative to	% of total award
comparator group	vesting
Upper decile	100%
Upper quartile	80%
Median	30%
Below median	Nil

Measuring the Company’s performance against these comparators recognizes the importance for shareholders that the Company outperforms its sector and reflects the importance of the Company’s aim of sustainable share price growth.

Options issued prior to 1 March 2004 under both the approved and unapproved share option plans, options may be exercised on any date between three and ten years from the date of the grant of the option subject to the Company’s share price outperforming the average price of shares in the FTSE All Share Pharmaceutical and Biotech Index in any three year period commencing on or after the date of grant of the option. Prior to December 1999, the approved plan required real growth in earnings per share over three years. Initially, the unapproved plan, adopted by Proteus International PLC in 1996, prior to the merger with Therapeutic Antibodies Inc. had performance criteria intended for an early stage biotechnology company, relating principally to the successful completion of agreements with milestone payments generating turnover. The board considered that the criteria was not appropriate to the more mature business of Protherics PLC, and, under the scheme rules, adopted the performance criteria approved in December 1999 as likely to be a fairer and more effective incentive. There are no performance criteria under the approved savings related option plan.

The performance criteria for A J Heath’s individual option is similar to those of the unapproved share option plan. In particular, the option may generally be exercised only between the third and tenth anniversaries of the date of grant, and on the date of exercise, the share price must have outperformed the average of the FTSE All Share Pharmaceutical and Biotech Index in any preceding three year period. An adjustment may be made to the number of shares under option or the exercise price in the case of a variation in share capital, subject to confirmation by the auditors that it is in their opinion fair and reasonable. The option lapses if A J Heath leaves the Company voluntarily, and must be exercised within three months if his employment ceases by reason of injury, disability, sickness or redundancy. The agreement confers no pensionable benefits. No amendment may be made to the benefit of A J Heath without the prior approval of the Company in General Meeting except for minor amendments to benefit the administration of the agreement or to obtain or maintain favorable tax, exchange control or regulatory treatment for A J Heath or any Group Member.

A J Heath holds options over 116,300 shares under the Protherics PLC plan for ex Therapeutic Antibodies employees. There are no performance criteria under this plan, which mirrors the terms of the Therapeutic Antibodies 1990 plan, from which the options were transferred.

The market price of the Company’s ordinary shares to which the options relate was 49.25p at 31 March 2005 and fluctuated between 47.0p and 65.75p during the year.

F. Directors’ Transactions

The assets and liabilities acquired in the purchase of Enact Pharma PLC on 18 June 2003 included unsecured loans with directors A Atkinson and M Peagram and carried an interest rate of 30% per annum with a minimum guaranteed return of 10% on repayment. These loans were repaid on 30 June 2003. The loan principal and interest subsequently paid to the directors during the year ended 31 March 2004 were as follows:

	Principal	Interest
	£	£
A Atkinson	5,000	542
M Peagram	140,000	14,219

In the year ended 31 March 2004, M Peagram also received £15,000 after the acquisition of Enact Pharma PLC in relation to services provided to that company prior to the acquisition.

The Company also rented office accommodation from, and had administration services provided by Chimaeron Limited, a company in which A Atkinson has a controlling interest. This agreement terminated upon his resignation as an executive director in April 2004. Rent charged and other services provided in the year to 31 March 2005 amounted to £7,125 (2004: £21,375, 2003: £nil) and £1,457 (2004: £4,811, 2003: £nil) respectively. At 31 March 2005, the Company owed Chimaeron Limited £7,655 (2004: £13,186, 2003: £nil).

During the year ended 31 March 2004, the company assigned certain intellectual property to a company in which A Atkinson is a director and is in a position to exercise significant influence for £nil consideration although, should this company succeed in raising funds to research and develop commercial products from this intellectual property, Protherics PLC will receive a 2% equity stake and royalties on any future revenues from products derived. The directors of Protherics PLC had assigned no value to this intangible asset and therefore consider this transaction to be at an arms length valuation.

On 22 September 2004, the Company assigned further intellectual property and transferred certain Company assets and staff members to Morvus Technology Limited, a company in which A Atkinson is a director and is a position to exercise significant influence. The Company received a small equity stake in Morvus Technology Limited, valued at the time of transfer at £150,000. £40,000 related to the value of the assets transferred whilst £110,000 related to certain expenses incurred by the Company in relation to the facilities and staff being transferred. The Company has retained a right of first refusal to license certain products that may be developed by Morvus Technology Limited. The directors of Protherics PLC had assigned no value to these technologies. During the year ended 31 March 2005, Morvus Technology Limited has recharged the Company £46,044 for consultancy services provided whilst the Company has charged Morvus Technology Limited £62,024 for reimbursement of costs incurred on their behalf. At 31 March 2005, the Company owed Morvus Technology Limited £3,812. The directors consider all transactions with Morvus Technology Limited to be at an arms length valuation.

M S Brown rents office space at the Group’s Nashville premises at a market rental of $17,500 (2004: $17,500, 2003: $16,527) per annum.

6. Interest Payable

	2005	2004	2003
	£’000	£’000	£’000
Finance lease and hire purchase agreements	131	56	12
Bank loans and overdrafts	24	36	3
6% convertible unsecured loan note	381	337	—
Amortisation of 6% convertible unsecured loan notes issue costs	81	18	—
Notes payable to South Australian Minister for Primary Industries	17	29	39
Other	21	51	41

	655	527	95

7. Taxation

	2005	2004	2003
	£’000	£’000	£’000
Current taxation
UK Corporation tax credit for the current year	290	252	170
Adjustment in respect of prior years:
- UK Corporation tax	15	(62)	—

	305	190	170
Overseas taxation	(9)	—	—

Total current taxation	296	190	170

Deferred taxation
Increase in estimate of recoverable tax asset	—	267	191

	296	457	361

The tax credit arising in the current and prior years was as a result of research and development expenditure claimed under the Finance Act 2000.

The weighted average standard rate of current tax for the year based on the average rate of corporation tax to the group is 30.9% (2004: 30.5%; 2003: 31.4%). The actual charge for the current and previous years differs from the standard rate for the reasons set out in the following reconciliation:

	2005	2004	2003
	£’000	£’000	£’000
(Loss) / profit on ordinary activities before tax	(2,883)	772	(599)
Tax on (loss) / profit on ordinary activities at standard rate	(891)	235	(188)

Factors affecting charge for the period
Timing differences between capital allowances and depreciation	262	134	(39)
Other timing differences	—	120	(419)
Other expenditure not deductible for tax purposes	457	47	17
Additional tax credit for research and development expenditure incurred	(343)	(87)	(128)
Lower rate of tax on research and development credits surrendered	271	70	13
(Utilisation of)/addition to losses carried forward	(37)	(771)	574
Adjustments to tax charge in respect of prior years	(15)	62	—

Total actual amount of current tax	(296)	(190)	(170)

A deferred tax asset of £432,000 has been recognized at 31 March 2005 (2004: £442,000; 2003: £191,000). This asset, which relates to trading losses incurred in Australia and the United States, has been recognised in the financial statements following the development of the Groups products and the directors are of the opinion, based on recent and forecast trading, that the level of profits in both Australia and the United States in the forthcoming years will lead to the realization of this asset.

The deferred tax asset recognized is set out in the following reconciliation:

£’000
At 1 April 2004	442
Credited to the profit and loss account	—
Exchange adjustment	(10)

At 31 March 2005	432

In addition to the losses on which the deferred tax asset has been recognised, the Group has additional taxable losses in the United Kingdom, Australia and the United States which arose as a result of the research and development incurred during the start-up of the Group’s activities. These losses are available for offset against future taxable profits in these territories. A deferred tax asset has not been recognised in respect of these losses and other timing differences since the Group does not anticipate generating sufficient taxable profits to utilise these losses within the immediate future and consequently the recoverability of the deferred tax asset is uncertain. The total amount of deferred tax assets not recognised, measured at a weighted average standard rate of 30.9% is approximately £23 milllion (2004: approximately £20 million at 30.5%; 2003: approximately £22 million at 31.4%).

At 31 March 2005 the Group had tax losses, subject to the agreement of the Taxation Authorities, of approximately £73 million (2004: £68 million; 2003: £70 million) available for offset against future taxable profits of the same trade. Included within these losses, approximately £20 million (2004: approximately £23 million; 2003: £34 million) relates to Protherics Inc., and of these, the use of £12 million is restricted to US$1.5 million per year.

8. (Loss) / earnings per Share

Basic (loss) / earnings per share is based on attributable losses of £2,587,000 (2004: attributable profits of £1,265,000; 2003: attributable losses of £238,000) and a weighted average number of shares in issue during the year of 224,145,177 (2004: 206,707,102; 2003: 190,688,639). The weighted average number of shares in issue for the year ended 31 March 2004 and 31 March 2003 have been adjusted for the cash placing and open offer during the current year in accordance with Financial Reporting Standard 14, Earnings per share. This has had no effect on the earnings per share previously reported except in the year ended 31 March 2003, where loss per share reduced from 0.13 pence to 0.12 pence.

Losses per share were anti-dilutive in the years ended 31 March 2005 and 31 March 2003. In the year ended 31 March 2004, fully diluted earnings per share is based on attributable profits of £1,265,000 and on the weighted average number of shares in issue during the period of 207,429,811.

Supplementary (loss) / earnings per share has been calculated to exclude the effect of goodwill amortisation. This adjusted number has been provided in order that the effects of goodwill amortisation, which is a significant non cash charge in the profit and loss account, can be more easily identified.

	2005	2004	2003
	£’000	£’000	£’000

(Loss) / profit for the year retained for equity shareholders	(2,587)	1,265	(238)
Add back: goodwill amortisation (2005: 0.44 pence per share; 2004: 0.38 pence per share; 2003: nil pence per share)	998	782	—

	(1,589)	2,047	(238)

9. Intangible Fixed Assets

		Other
	Goodwill	intangibles	Total
	£’000	£’000	£’000
Group
Cost
At 1 April 2004	9,981	879	10,860
Additions	—	580	580
Translation	—	(36)	(36)

At 31 March 2005	9,981	1,423	11,404

Amortization
At 1 April 2004	782	240	1,022
Charge for the year	998	111	1,109
Translation	—	(9)	(9)

At 31 March 2005	1,780	342	2,122

Net Book Value
31 March 2005	8,201	1,081	9,282

31 March 2004	9,199	639	9,838

The goodwill arising on the acquisition of Enact Pharma PLC is being amortised on a straight line basis over 10 years being the period over which the directors estimate that the values of the underlying businesses acquired are expected to exceed the value of the underlying assets. Other intangibles are written off over the estimated useful life of the underlying intangible assets (currently a maximum of 8 years).

10. Tangible Fixed Assets

			Furniture,
	Land &	Plant &	fixtures
	buildings	machinery	& equipment	Total
	£’000	£’000	£’000	£’000
Group
Cost
At 1 April 2004	5,285	7,503	2,343	15,131
Additions	522	543	292	1,357
Disposals	—	(161)	(178)	(339)
Translation	(16)	(24)	(22)	(62)

At 31 March 2005	5,791	7,861	2,435	16,087

Depreciation
At 1 April 2004	3,032	3,551	1,075	7,658
Charge for the year	405	777	328	1,510
Disposals	—	(14)	(88)	(102)
Translation	(4)	(2)	(7)	(13)

At 31 March 2005	3,433	4,312	1,308	9,053

Net Book Value
31 March 2005	2,358	3,549	1,127	7,034

31 March 2004	2,253	3,952	1,268	7,473

	2005	2004
	£000	£000
Land and buildings comprise:
Freehold	1,556	1,452
Short leasehold	802	801

	2,358	2,253

Plant and machinery includes cost of £2,167,000 (2004: £1,737,000) in respect of assets in the course of construction.

The net book value of tangible fixed assets includes £2,370,000 (2004: £2,127,000) in respect of assets held under finance lease and hire purchase agreements. Depreciation for the year on those assets was £170,000 (2004: £114,000).

The net book value of tangible fixed assets include capitalized interest of £38,000 (2004: £81,000). No interest was capitalized in the current or prior year and the associated depreciation charge for the year amounted to £43,000 (2004: £46,000).

	Land &	Plant and
	buildings	machinery	Total
	£’000	£’000	£’000
Company
Cost
At 1 April 2004	42	303	345
Additions	—	22	22
Disposals	—	(2)	(2)

At 31 March 2005	42	323	365

Depreciation
At 1 April 2004	42	34	76
Charge for the year	—	48	48
Disposals	—	(1)	(1)

At 31 March 2005	42	81	123

Net Book Value
31 March 2005	—	242	242

31 March 2004	—	269	269

11. Investments in Subsidiary Undertakings

		Long term
	Shares	loans	Total
	£’000	£’000	£’000
Company
Cost
At 1 April 2004 and 31 March 2005	9,929	52,676	62,605

Provision
At 1 April 2004 and 31 March 2005	(119)	(129)	(248)

Net Book Value
31 March 2005 and 31 March 2004	9,810	52,547	62,357

Details of subsidiary undertakings, all of which are consolidated and registered in England and Wales, unless noted, are as follows:

	% of
	ordinary
	shares
	held	Status
Direct holdings
Protherics Molecular Design Limited	100	trading
Protherics Inc. (formerly Therapeutic Antibodies Inc.)	100	trading (incorporated in Delaware USA)
Proteus Biotechnology Limited	100	dormant
Enact Pharma PLC	100	trading
Genethics Limited	76	dormant

Indirect holdings
Protherics UK Limited	100	trading
Protherics Australasia Pty Limited	100	trading (incorporated in Australia)
Protherics Utah Inc.	100	trading (incorporated in Delaware USA)
Enzacta R&D Limited	99.8	dormant
Enzacta Limited	99.8	dormant
Kymed GB Limited	100	dormant
De Montfort Biopharma Limited	100	dormant
TAb (Wales) Limited	100	dormant
TAb (London) Limited	100	dormant
Polyclonal Antibodies Limited	100	dormant
Protherics Services pty Limited	100	dormant

All of the trading subsidiaries are engaged in the research, development, manufacture and sale of pharmaceutical products and potential drugs for use in the treatment of human diseases.

12. Stocks

	Group
	2005	2004
	£’000	£’000
Raw materials and consumables	1,488	998
Work in progress	11,152	8,686
Finished goods	112	61

	12,752	9,745

13. Debtors – amounts falling due within one year

	Group		Company
	2005	2004	2005	2004
	£’000	£’000	£’000	£’000
Trade debtors	2,360	2,459	—	—
Amounts owed by Group undertakings	—	—	12,859	12,349
Other debtors	152	227	—	—
Taxation recoverable	344	307	—	—
Prepayments and accrued income	607	747	280	324

	3,463	3,740	13,139	12,673

14. Investments

As disclosed in note 5, during the current year, the Group received ordinary shares in Morvus Technology Limited, a private company, in consideration for the license of certain technologies and certain assets valued at £150,000 at the time of transfer. The shares received represented less than 4% of the issued share capital.

15. Creditors – amounts falling due within one year

	Group		Company
	2005	2004	2005	2004
	£’000	£’000	£’000	£’000
Bank loans and overdrafts	53	172	—	9
Notes payable to South Australia Minister for Primary Industries (Note 16)	140	130	—	—
Other loans	—	198	—	—
Obligations under finance lease and hire purchase agreements (Note 16)	534	456	28	25
Trade creditors	2,675	2,497	770	593
Amounts owed to Group undertakings	—	—	4,594	4,756
Other taxation and social security	209	127	165	147
Other creditors	642	125	2	-
Accruals	1,971	1,925	501	462
Deferred income	3,041	4,174	—	-

	9,265	9,804	6,060	5,992

Included within deferred income are the following capital grants:

	Group
	2005	2004
	£’000	£’000
Deferred income – falling due in less than one year	63	61
Deferred income – falling due after more than one year	638	678

	701	739

During the current year, capital grants of £10,000 were received and £48,000 was released to the profit and loss account.

16. Creditors — amounts falling due after more than one year

	Group		Company
	2005	2004	2005	2004
	£’000	£’000	£’000	£’000
Loans:
6% Convertible unsecured loan notes	3,762	7,050	3,762	7,050
Notes payable to South Australian Minister for Primary Industries	64	208	—	—
Bank loans	186	54	—	—

	4,012	7,312	3,762	7,050

Obligations under finance lease and hire purchase agreements	1,246	1,459	3	31
Deferred income (see note 15)	638	678	—	—

	5,896	9,449	3,765	7,081

Repayments of loans and overdrafts
In one year or less, or on demand	193	500	—	9
In more than one year, but not more than two years	56	229	—	—
In more than two years, but not more than five years	162	—	—	—
In more than five years	3,794	7,083	3,762	7,050

	4,205	7,812	3,762	7,059

Obligations under finance lease and hire purchase agreement bear interest at normal commercial rates and fall due as follows:

	Group		Company
	2005	2004	2005	2004
	£’000	£’000	£’000	£’000
Less than one year	534	456	28	25
Within one to two years	526	448	3	28
Within two to five years	720	1,011	—	3

	1,780	1,915	31	56

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

The notes payable to the South Australian Minister for Primary Industries (the “Minister”) are secured on buildings and equipment of Protherics Australasia Pty Limited. Repayment is in equal annual installments, with the final installment due in August 2007. The interest rate is variable at the discretion of the Minister and is payable annually. The rate is currently in line with market interest rates.

The Welsh Development Agency has a legal charge over certain buildings, plant and equipment securing grants received amounting to £33,000.

17. Deferred Taxation

A provision for deferred taxation is not required and there is no potential liability for deferred taxation (2004: £nil).

18. Share Capital

	Group and Company		Group and Company
	2005		2004
	No. Shares	£’000	No. Shares	£’000
Authorized
Ordinary shares of 2p each	317,100,000	6,342	313,500,000	6,270

Allotted, called-up and fully paid Ordinary shares of 2p each	242,204,390	4,844	207,750,086	4,155

During the year the company has allotted the following ordinary shares:

		Nominal
		Value	Consideration
	No. Shares	£’000	£’000
Approved share option scheme at 43.5p	5,000	—	2
Approved share option scheme at 37.5p	3,835	—	1
Unapproved share option scheme at 39.0p	15,000	—	6
Unapproved share option scheme at 43.5p	60,000	1	26
Unapproved share option scheme at 39.5p	40,000	1	16
Cash placing and open offer at 48.0p	20,773,088	415	9,971
Settlement issued to former employees at 48.0p	81,205	2	39
Conversion of 6% unsecured convertible loan note	13,476,176	270	3,369

	34,454,304	689	13,430

Share Warrants

At 31 March 2005 there were no unexercised warrants (2004: nil), however there are unexercised warrants for 225,000 ordinary shares (2004: 932,500 ordinary shares) in Enact Pharma PLC, a company acquired during the prior year, which expire between 12 March 2007 and 9 July 2012 and are exercisable at prices between 30p and 60p per share. Should these be exercised, the Company is entitled to repurchase these shares by issuing £17.05 6% convertible unsecured loan notes per 100 Enact Pharma PLC ordinary shares. The terms of these loan notes are disclosed in note 16 to the accounts.

Share Options

Details of outstanding share options are as follows:

	At 1 April			Cancelled	At 31 March	Exercise
	2004	Granted	Exercised	or expired	2005	price (p)
Date exercisable
Individual unapproved
22 Dec 2002 to 21 Dec 2009	600,000	—	—	—	600,000	39.00
9 July 2002 to 8 July 2010	25,000	—	—	—	25,000	40.00
9 July 2002 to 8 July 2010	15,000	—	—	—	15,000	25.00
9 July 2002 to 31 May 2007	3,850	—	—	—	3,850	US$6.00
1 Mar 2004 to 1 Jan 2006	—	70,000	—	—	70,000	58.50
8 Oct 2004 to 1 Jan 2006	—	100,000	—	—	100,000	23.25
Approved
21 July 1997 to 20 July 2004	23,535	—	—	23,535	—	154.66
25 July 1998 to 24 July 2005	52,955	—	—	—	52,955	68.83
28 Jan 2003 to 27 Jan 2010	64,475	—	3,835	928	59,712	37.50
28 Feb 2004 to 27 Feb 2011	341,000	—	5,000	8,000	328,000	43.50
Unapproved
22 June 2001 to 21 June 2008	275,000	—	—	—	275,000	46.00
23 Dec 2001 to 22 Dec 2005	10,305	—	—	5,000	5,305	45.00
22 Dec 2002 to 21 Dec 2009	540,000	—	15,000	—	525,000	39.00
27 Jan 2003 to 26 Jan 2010	87,909	—	—	—	87,909	37.50
2 Aug 2003 to 1 Aug 2010	2,908	—	—	—	2,908	28.50
22 Feb 2004 to 21 Feb 2011	1,430,000	—	60,000	—	1,370,000	43.50
16 Jan 2005 to 15 Jan 2012	2,369,000	—	40,000	36,000	2,293,000	39.50
9 July 2005 to 8 July 2012	500,000	—	—	—	500,000	25.00
14 Jan 2006 to 13 Jan 2013	100,000	—	—	—	100,000	21.00
20 Jun 2006 to 19 Jun 2013	1,250,000	—	—	140,000	1,110,000	23.25
24 Jun 2006 to 23 Jun 2013	30,000	—	—	—	30,000	23.00
1 Mar 2007 to 28 Feb 2014	1,240,000	—	—	70,000	1,170,000	58.50
1 Mar 2009 to 28 Feb 2014	325,000	—	—	—	325,000	58.50
27 Sep 2009 to 26 Sep 2014	—	310,000	—	—	310,000	49.50
28 Feb 2008 to 27 Feb 2015*	—	741,669	—	—	741,669	2.00
Savings related options
1 Apr 2005 to 31 Oct 2005	96,300	—	—	—	96,300	37.50
Protherics PLC option plan for Therapeutic Antibodies employees
27 Jan 2000 to 29 June 2008	166,222	—	—	3,984	162,238	175.00 to 312.00

	9,548,459	1,221,669	123,835	287,447	10,358,846

* Options issued under the long term incentive plan approved by the shareholders on 27 January 2005. The price of a share at the date of grant was 54.75p.

	At 1 April			Cancelled	At 31 March	Exercise
Date exercisable	2003	Granted	Exercised	Or expired	2004	price (p)
Individual unapproved
22 Dec 2002 to 21 Dec 2009	600,000	—	—	—	600,000	39.00
9 July 2002 to 8 July 2010	25,000	—	—	—	25,000	40.00
9 July 2002 to 8 July 2010	15,000	—	—	—	15,000	25.00
9 July 2002 to 31 May 2007	3,850	—	—	—	3,850	US$6.00
Approved
21 July 1997 to 20 July 2004	23,535	—	—	—	23,535	154.66
25 July 1998 to 24 July 2005	52,955	—	—	—	52,955	68.83
28 Jan 2003 to 27 Jan 2010	64,475	—	—	—	64,475	37.50
28 Feb 2004 to 27 Feb 2011	343,000	—	—	2,000	341,000	43.50
Unapproved
19 July 1999 to 18 July 2003	248,250	—	—	248,250	—	66.66
20 Aug 1999 to 19 Aug 2003	87,110	—	—	87,110	—	57.40
23 Jan 2001 to 22 Jan 2004	297,646	—	296,646	1,000	—	41.66
20 Jan 2001 to 19 Jan 2004	6,751	—	—	6,751	—	76.84
22 June 2001 to 21 June 2008	275,000	—	—	—	275,000	46.00
23 Dec 2001 to 22 Dec 2005	10,305	—	—	—	10,305	45.00
22 Dec 2002 to 21 Dec 2009	540,000	—	—	—	540,000	39.00
27 Jan 2003 to 26 Jan 2010	87,909	—	—	—	87,909	37.50
2 Aug 2003 to 1 Aug 2010	2,908	—	—	—	2,908	28.50
22 Feb 2004 to 21 Feb 2011	1,430,000	—	—	—	1,430,000	43.50
16 Jan 2005 to 15 Jan 2012	2,369,000	—	—	—	2,369,000	39.50
9 July 2005 to 8 July 2012	500,000	—	—	—	500,000	25.00
14 Jan 2006 to 13 Jan 2013	100,000	—	—	—	100,000	21.00
20 Jun 2006 to 19 Jun 2013	—	1,250,000	—	—	1,250,000	23.25
24 Jun 2006 to 23 Jun 2013	—	30,000	—	—	30,000	23.00
1 Mar 2007 to 28 Feb 2014	—	1,240,000	—	—	1,240,000	58.50
1 Mar 2009 to 28 Feb 2014	—	325,000	—	—	325,000	58.50
Savings related options
1 Oct 2003 to 31 Mar 2004	47,260	—	47,260	—	—	36.50
1 Apr 2003 to 31 Oct 2003	75,426	—	11,883	63,543	—	37.50
1 Apr 2005 to 31 Oct 2005	96,300	—	—	—	96,300	37.50
Protherics PLC option plan for Therapeutic Antibodies employees						—
27 Jan 2000 to 29 June 2008	166,222	—	—	—	166,222	156.0 to 312.0

	7,467,902	2,845,000	355,789	408,654	9,548,459

Therapeutic Antibodies former employees and consultants

In addition to the above, options over up to 507,818 shares (2004: 697,387) previously held under the Therapeutic Antibodies 1990 Plan may be granted upon request by Therapeutic Antibodies former employees and consultants under the terms of the Merger Agreement dated 20 May 1999. Option prices range from US$3.87 to US$6.99 per share and may be exercised at various dates from 15 May 2005 to 15 Dec 2006. During the current year, options over 189,569 ordinary shares expired unexercised.

Share options in Enact Pharma PLC

At 31 March 2004, options over 537,852 ordinary shares in Enact Pharma PLC could be exercised at 20p per Enact Pharma PLC ordinary share between 9 January 2005 and 8 January 2012. Had these been exercised, the Company was entitled to repurchase these shares by issuing £17.05 6% convertible unsecured loan notes per 100 Enact Pharma PLC ordinary shares, the terms of these loan notes being disclosed in note 16 to the accounts. These options lapsed during the year to 31 March 2005.

19. Reserves

	Group and Company	Group Merger	Profit and	Loss account
	Share Premium	Reserve	Group	Company
	£’000	£’000	£’000	£’000
At 31 March 2004	66,027	51,163	(106,052)	(7,955)
Exchange movement	—	—	(33)	—
Issue of shares	11,841	—	—	—
Share option compensation charge	—	—	25	—
Retained loss for the year	—	—	(2,587)	(1,991)

At 31 March 2005	77,868	51,163	(108,647)	(9,946)

Goodwill on acquisition written off in prior periods amounts to £l,909,000. In accordance with section 230 (1-4) of the Companies Act 1985, a separate profit and loss account for the Company is not presented. Of the retained loss for the year of the Group, losses of £1,991,000 have been dealt with in the accounts of the Company.

20. Reconciliation of Movement in Equity Shareholders’ Funds

	Group
	2005	2004
	£’000	£’000
(Loss) / profit for the financial year	(2,587)	1,265
Issue of shares	13,430	3,276
Expenses of equity share issues	(900)	(209)
Share option compensation charge	25	—
Currency translation differences on foreign currency equity investments	(33)	623

Net increase in shareholders’ funds	9,935	4,955
Opening shareholders’ funds	15,293	10,338

Closing shareholders’ funds	25,228	15,293

21. Capital Commitments

At 31 March 2005 the Group had capital commitments of £534,000 (2004: £378,000) contracted but not provided for.

22. Financial Commitments

At 31 March 2005 the Group had the following annual commitments in respect of operating leases which expire:

	Property		Other
	2005	2004	2005	2004
	£’000	£’000	£’000	£’000
Within one year	—	135	1	11
Within two to five years	453	439	9	9
After five years	9	—	—	—

	462	574	10	20

23.	Notes to the Consolidated Cash Flow Statement

(i)	Reconciliation of operating (loss) / profit to net cash (outflow) / inflow from operations

	31 March	31 March	31 March
	2005	2004	2003
	£’000	£’000	£’000
Operating (loss) / profit	(2,464)	1,245	(604)
Depreciation and amortisation	2,619	2,130	1,025
Loss / (profit) on disposal of tangible fixed assets	162	125	(2)
Deferred grant income	(48)	(77)	(101)
Grant received	–	31	122
Non cash revenues	(110)	—	—
Increase in stocks	(3,032)	(2,583)	(3,092)
Decrease / (increase) in debtors	267	(478)	(1,677)
(Decrease) / increase in creditors	(497)	246	2,606

Net cash (outflow) / inflow from operating activities	(3,103)	639	(1,723)

(ii)	Reconciliation of net cash flow to movement in net funds / (debt).

	31 March	31 March	31 March
	2005	2004	2003
	£’000	£’000	£’000
Increase / (decrease) in cash	3,949	556	(3,511)
Cash outflow from financing	826	693	535

Increase / (decrease) in net funds resulting from cash flows	4,775	1,249	(2,976)
6% convertible unsecured loan notes converted / (issued)	3,288	(7,050)	—
New finance lease and hire purchase agreements	(356)	(1,857)	(89)
Debt acquired with acquired businesses	—	(356)	—
Foreign exchange differences	3	6	(21)

Increase / (decrease) in net funds in the year	7,710	(8,008)	(3,086)
Net (debt) / funds brought forward	(6,420)	1,588	4,674

Net funds / (debt) carried forward	1,290	(6,420)	1,588

(iii)	Analysis of net funds / (debt)

				Foreign	At
	At 1 April		Non-cash	Exchange	31 March
	2004	Cashflow	Changes	Differences	2005
	£’000	£’000	£’000	£’000	£’000
Cash at bank and in hand	3,307	3,977	—	(9)	7,275
Overdraft	—	(28)	—	—	(28)

	3,307	3,949	—	(9)	7,247
Loans – amounts falling due in less than one year	(500)	334	—	1	(165)
Loans – amounts falling due in more than one year	(7,312)	2	3,288	10	(4,012)
Obligations under finance lease and hire purchase agreements	(1,915)	490	(356)	1	(1,780)

	(6,420)	4,775	2,932	3	1,290

Cash at bank and in hand represent cash and deposits held at financial institutions that can be accessed with notice not exceeding 24 hours.

Non-cash changes to finance leases and hire purchase agreements relate to new agreements entered into during the year. Non-cash changes to loans relate to the convertible loan notes converted into equity and amortization of issue costs.

24. Contingent Liabilities

The Company has guaranteed certain operating lease, finance lease and hire purchase agreements entered into by subsidiary companies.

25 Financial Instruments

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

At 31 March 2005, the Group held net cash balances of £7,275,000. Of this amount, £6,392,000 was invested in overnight money market deposits so as to maximise returns received.

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

Financial Assets

Financial assets comprise cash balances and money market deposits which attract variable rates of interest which are based on market rates in each country. An analysis of financial assets by currency is as follows:

	31 March	31 March
	2005	2004
	£’000	£’000
Financial assets by currency:
Sterling	6,655	2,861
US Dollar	151	392
Australian Dollar	469	54

	7,275	3,307

All financial assets mature within one year, or on demand.

Borrowing Facilities

The Group has an undrawn overdraft facility of £2,000,000 available at 31 March 2005 (2004: £2,000,000) which was secured by a mortgage on the Group’s property in Wales and a floating charge over the assets of the Group.

Financial Liabilities

The Group held the following financial liabilities at 31 March 2005:

	Fixed rate	Fixed rate			Non interest
	weighted	weighted	Fixed rate	Floating rate	bearing	31 March
	average	average	financial	financial	financial	2005
	period	interest rate	liabilities	liabilities	liabilities	Total
	years	%	£’000	£’000	£’000	£’000
Currency
Sterling	4.7	6.6	5,392	54	—	5,446
US dollar	—	—	—	157	—	157
Australian dollar	1.0	8.2	149	200	33	382

Total	4.6	6.6	5,541	411	33	5,985

The Group held the following financial liabilities at 31 March 2004:

	Fixed rate	Fixed rate			Non interest
	weighted	weighted	Fixed rate	Floating rate	bearing	31 March
	average	average	financial	financial	financial	2004
	period	interest rate	liabilities	liabilities	liabilities	Total
	years	%	£’000	£’000	£’000	£’000
Currency
Sterling	5.9	6.4	8,865	76	—	8,941
US dollar	—	—	—	348	—	348
Australian dollar	1.8	7.8	100	305	33	438

Total	5.8	6.5	8,965	729	33	9,727

A maturity profile of financial liabilities, which include loan notes and obligations under finance leases and hire purchase obligations is presented in note 16.

Floating rate borrowings are based on interbank rates in each country.

Fair Value of Financial Assets and Financial Liabilities

The book value and the fair value of money market deposits equate due to their short-term nature. The fair value of the convertible unsecured loan notes, based on the fair value of the underlying shares (assuming conversion), was £7,539,000 compared to a book value of £3,827,000 (2004: £15,120,000 and £7,092,000 respectively). The fair value of forward foreign currency contracts, based on closing exchange rates at the year end, was an asset of £458,000, compared to a book value of £75,000 (2004: an asset of £1,552,000, compared to a book value of £323,000). The fair value of all other items has been calculated by discounting expected future cash flows at prevailing interest rates, and is not materially different from their book value.

Currency Profile

The main functional currencies of the Group are sterling, the US dollar and the Australian dollar. The following analysis of net monetary assets and liabilities shows the Group’s currency exposures after the effects of forward contracts used to manage currency exposure. The amounts show the transactional exposures that give rise to the net currency gains and losses recognised in the profit and loss account. Such exposures comprise the monetary assets and monetary liabilities of the Group that are not denominated in the operating (or “functional”) currency of the operating unit involved.

	31 March 2005
		Australian			Canadian
	Sterling	dollar	US dollar	Euro	dollar	Yen
	denominated	denominated	denominated	denominated	denominated	denominated	Total
	£’000	£’000	£’000	£’000	£’000	£’000	£’000
Functional Currency
Sterling	—	2,476	1,494	(233)	(3)	(76)	3,658
US dollar	(2)	—	—	(377)	—	—	(379)
Australian dollar	—	—	—	—	—	—	—

Total	(2)	2,476	1,494	(610)	(3)	(76)	3,279

	31 March 2004
		Australian			Canadian
	Sterling	dollar	US dollar	Euro	dollar	Yen
	denominated	denominated	denominated	denominated	denominated	denominated	Total
	£’000	£’000	£’000	£’000	£’000	£’000	£’000
Functional Currency
Sterling	—	861	(91)	(218)	(42)	(22)	488
US dollar	(1,040)	—	—	—	—	—	(1,040)
Australian dollar	—	—	—	—	—	—	—

Total	(1,040)	861	(91)	(218)	(42)	(22)	(552)

Hedging

The Group makes use of forward foreign currency contracts to fix a proportion of its expected US dollar sales into Sterling. At 31 March 2005, there were unrecognized profits of £383,000 (2004: unrecognized profits of £1,229,000). As in the prior year, these forward foreign currency contracts are due to expire within 12 months of the balance sheet date.

26. Differences between U.K. and U.S. generally accepted accounting principles

The consolidated financial statements have been prepared in accordance with U.K. GAAP which differ in certain significant respects from U.S. GAAP. The main differences between U.K. GAAP and U.S. GAAP that affect the Group’s consolidated results and net assets are set out below.

(a) Acquisitions prior to fiscal years commencing after 15 December 2001

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

Under U.S. GAAP, goodwill is capitalized in the balance sheet and was, prior to years commencing after 15 December 2001, amortized over its estimated useful economic life, not exceeding 40 years.

For purposes of restating shareholders’ equity in accordance with U.S. GAAP, goodwill has been reclassified as an asset less amortization based upon the useful economic life of 10 years on a straight line basis.

Goodwill under U.S. GAAP is stated at cost less amortization as follows:

	2005	2004	2003
	£’000	£’000	£’000

Cost	1,909	1,909	1,909
Accumulated Amortization	(1,909)	(1,909)	(1,909)

Net book value	—	—	—

(b) Acquisition of Enact Pharma PLC

In June 2003, the Company acquired Enact Pharma PLC (“Enact”), a research and development company based in the UK. Under UK GAAP, in-process research and development is not considered to be a separate intangible asset and, thus, such balances are subsumed within goodwill and amortized over their estimated useful life. Under UK GAAP, this resulted in goodwill of £9,981,000 of which amortization in the years to 31 March 2004 and 31 March 2005 was £782,000 and £998,000 respectively.

Under US GAAP, in accordance with Statement of Financial Standard (“SFAS”) No. 141, “Business Combinations”, SFAS 142, “Goodwill and other Intangible Assets”, in process research and development is separately identified and analyzed to determine the fair market value at the date of acquisition. In process research and development is identified in accordance with the definition within SFAS 2, “Accounting for Research and Development Costs”. Following identification of qualifying research and development projects within Enact, their value was determined by estimating the costs to develop the purchased in-process research and development into commercially viable products, estimating the resulting cash flows from the projects and discounting the net cash flows to their present value. Once valued, this intangible asset is expensed and the charge relating to in-process research and development amounted to £9,981,000.

The impact on the income statement for the years ended 31 March 2004 and 31 March 2005 was:

	2005	2004
	£’000	£’000

Amortization of goodwill under U.K. GAAP	998	782
In process research and development write-off under U.S. GAAP	—	(9,981)

Impact on income statement for the year	998	(9,199)

(c) Stock compensation plans

As required under U.K. GAAP, Urgent Issues Task Force Abstract 17 (“UITF17”) the expense of share options granted to employees is recognized in the Group’s financial statements when the share options have been granted. Such grants give rise to the compensation expense measured by reference to the fair value of shares only on the date of grant, and at no subsequent date for all plans. Under U.S. GAAP, as permitted by statement of SFAS 123, “Accounting for Stock-based Compensation,” the Group applies Accounting Principles Board Opinion No. 25 (“APB 25”), “Accounting for Stock Issued to Employees.” Under APB 25, compensation expense resulting from awards under variable plans is measured as the difference between the quoted market price of the underlying shares at the date when the number of shares of stock are known (the date the performance conditions are satisfied) and the exercise price; the cost is recognized over the period the employee performs related services. Since the ultimate compensation cost is unknown until the performance conditions are satisfied, estimates of compensation cost are recorded before the measurement date based on the quoted market price of the underlying stock at period end dates where it is probable that the performance conditions will be attained.

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

Under U.S. GAAP, an additional expense of £584,000 has been recognized in the year ended 31 March 2005 (2004: £225,000). No expense was recognized in the year ended 31 March 2003 since the market value was below the exercise price of these options.

(d) Revenue recognition

Certain sales of the Company’s CroFab™ products sold in fiscal 2001 and DigiFab™ sold in fiscal 2002, 2003 and 2004 include a right of replacement or return. Under U.S. GAAP, SFAS 48 “Revenue Recognition when Right of Return Exists” indicates that an absence of historical experience with similar types of sales of similar products may impair the ability to make a reasonable estimate of returns. Because CroFab™ and DigiFab™ were both relatively new products, there is an absence of historical experience for these sales, and therefore all revenue related to sales that include a right of replacement must be deferred under U. S. GAAP until the replacement or return privilege expires.

In addition to the net effect on net income/(loss) and shareholders’ equity for fiscal 2005, 2004 and 2003, under US GAAP the following balances would be restated to the figures shown below:

		US GAAP
	Year ended	Year ended	Year ended
	31 March	31 March	31 March
	2005	2004	2003
	£’000	£’000	£’000
Revenues	13,119	16,913	12,515
Cost of goods sold	7,674	8,629	8,284
Inventory	14,941	10,807	7,315
Deferred Income – amounts falling due within one year	14,061	9,474	5,923

(e) Accounting for derivative instruments and hedging activities.

SFAS 133, “Accounting for Derivative Instruments and Hedging Activities” was issued in June 1998. This standard, which was effective for fiscal years beginning after 1 January 2001, requires all derivatives to be recognized in the balance sheet as either assets or liabilities and measured at fair value. The Company has not designated any of its derivative instruments as qualifying hedge instruments under SFAS 133 and accordingly, the Company records changes in the fair value of its derivative instruments in current earnings. For the years ended March 31, 2003, March 31, 2004 and March 31, 2005 there is a difference between U.S. GAAP and U.K. GAAP to record the fair value of the derivative instruments on the balance sheet at March 31, 2003, March 31, 2004, and March 31, 2005, which improved the result for the years ended March 31, 2003 and March 31, 2004 by £468,000 and £578,000, respectively, and increased the loss by £626,000 in respect of the year ended March 31, 2005.

(f) Approximate effect on net (loss) / profit of differences between U.K. GAAP and U.S. GAAP

	Year ended	Year ended	Year ended
	31 March	31 March	31 March
	2005	2004	2003
	£’000	£’000	£’000
Net (loss) / profit of Group under UK GAAP	(2,587)	1,265	(238)
Adjustments:
Acquisition of Enact	998	(9,199)	—
Stock compensation plans	(584)	(225)	—
Revenue recognition	(4,593)	(3,274)	(1,119)
Derivative instruments and hedging activities	(626)	578	468

Net (loss) under US GAAP	(7,392)	(10,855)	(889)

(g) Effect on equity shareholders’ funds of differences between U.K. GAAP and U.S. GAAP

	Year ended	Year ended	Year ended
	31 March	31 March	31 March
	2005	2004	2003
	£’000	£’000	£’000
Equity Shareholders’ funds under UK GAAP	25,228	15,293	10,338
Adjustments:
Acquisition of Enact	(8,201)	(9,199)	—
Revenue recognition	(8,831)	(4,238)	(964)
Derivative instruments and hedging activities	395	1,021	443

Equity Shareholders’ funds under US GAAP	8,591	2,877	9,817

(h) U.K. GAAP profit and loss account

		Year ended	Year ended	Year ended
		31 March	31 March	31 March
		2005	2004	2003
	Notes	£’000	£’000	£’000

Turnover	2	18,839	21,019	11,270
Cost of sales		(8,801)	(9,461)	(5,920)

Gross profit		10,038	11,558	5,350
Administration expenses		(12,502)	(10,313)	(5,954)

Operating (loss) / profit	2,3	(2,464)	1,245	(604)

Interest receivable		236	54	100
Interest payable	6	(655)	(527)	(95)

(Loss) / profit on ordinary activities before taxation		(2,883)	772	(599)
Taxation for the year	7	296	457	361

(Loss) / profit on ordinary activities after taxation		(2,587)	1,229	(238)
Equity minority interest		—	36	—

(Loss) / profit for the financial year	19	(2,587)	1,265	(238)

Basic and fully diluted (loss) / earnings per share (pence)	8	(1.15)	0.61	(0.12)

The results for the years ended 31 March 2003, 2004 and 2005 relate solely to continuing operations.

(i) Consolidated cash flow statements

The Group’s consolidated financial statements include Consolidated Statements of Cash Flows in accordance with U.K. Financial Reporting Standard 1 (Revised 1996) - “Cash Flow Statements” (“FRS 1 (Revised)”). The statement prepared under FRS 1 (Revised) presents substantially the same information as that required under SFAS 95 except that FRS 1 (Revised) reflects changes in cash (cash in hand and deposits repayable on demand less any bank loans or bank overdrafts repayable on demand), whereas SFAS 95 reflects changes in the total of cash and cash equivalents.

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

	Year	Year	Year
	ended 31	ended 31	ended 31
	March	March	March
	2005	2004	2003
	£’000	£’000	£’000

Net cash flows from operating activities	(3,248)	313	(1,080)
Net cash flows from investing activities	(1,147)	(2,136)	(1,840)
Net cash flows from financing activities	8,335	2,374	(535)

Net change in cash and cash equivalents under US GAAP	3,940	551	(3,455)
Cash and cash equivalents under US GAAP at beginning of year	3,307	2,756	6,211

Cash and cash equivalents under US GAAP at end of year	7,247	3,307	2,756
Short term cash deposits	—	—	—
Restricted cash balances	—	—	—

Cash and bank balances under UK GAAP at end of year	7,247	3,307	2,756

(j) Recently issued accounting pronouncements

     On December 16, 2004, the FASB issued Statement of Financial Accounting Standard (SFAS) No. 123 (revised 2004) “Share-based Payment” (SFAS 123R) which eliminates the ability to account for share-based compensation transactions using Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees,” (APB 25) and generally requires that such transactions be accounted for using a fair value-based method with the resulting compensation cost recognized over the period that the employee is required to provide service in order to receive their compensation. SFAS 123R also amends SFAS No. 95, “Statement of Cash Flows”, requiring the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as currently required. The Company plans to adopt SFAS 123R beginning 1 April 2006, using the modified-prospective method. The Company is in the process of assessing the impact of adopting SFAS 123R.

     On November 24, 2004, the FASB issued SFAS 151, “Inventory Costs — an amendment of ARB No. 43, Chapter 4” (“SFAS 151”), which clarifies that abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) should be recognized as a current period expense. In addition, this Statement requires that allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for fiscal years beginning after June 15, 2005. The Company does not believe that the implementation of this standard will have a material impact on the Company’s financial position, results of operations or cash flows.

     In December 2004, the FASB issued Statement of Financial Accounting Standard No. 153 (SFAS 153), “Exchanges of Non-monetary Assets—an amendment of APB Opinion No. 29”. SFAS 153 addresses the measurement of exchanges of non-monetary assets. It eliminates the exception from fair value measurement for non-monetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29 “Accounting for Non-monetary Transactions” and replaces it with an exception for exchanges that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 will be effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of SFAS 153 is not expected to have a material impact on the Company’s financial position, results of operations or cash flows.