Form 20-F
period 2006-03-31
PROTHERICS PLC
filed 2006-07-31
CIK 945725

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
– OR –

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended March 31, 2006
– OR –

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
for the transition period from                      to
– OR –

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
Commission File Number: 000-51463
PROTHERICS PLC
(Exact name of Registrant as specified in its charter)
Not Applicable
(Translation of Registrant’s name into English)
England and Wales
(Jurisdiction of incorporation or organization)
The Heath Business & Technical Park, Runcorn, Cheshire, WA7 4QX England
(Address of principal executive office)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None
Securities registered or to be registered pursuant to Section 12(g) of the Act:
Ordinary Shares of 2 Pence Each
American Depositary Shares, as evidenced by American Depositary Receipts, each representing ten (10) Ordinary
Shares
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by this Annual Report:
259,287,068 ordinary shares of 2p each as of March 31, 2006
     Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act:
☐ Yes  ☑ No
     If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934: ☑ Yes  ☐ No
     Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days: ☑  Yes ☐ No
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer ☐	Accelerated filer ☑	Non-accelerated filer ☐
     Indicate by check mark which financial statement item the Registrant has elected to follow: ☑  Item 17  ☐  Item 18
     If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐  Yes ☑ No

 i

CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING STATEMENTS
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

GLOSSARY OF SCIENTIFIC AND TECHNICAL TERMS
     The discussion herein regarding the Company’s product candidates and technologies includes certain scientific and technical terms and abbreviations. These terms include:

adjuvant	a pharmacological agent added to a drug to increase or aid its effect

affinity	the strength of the binding between an antibody and its antigen or epitope

angiotensin	the term used to describe a family of peptide hormones that are involved in the control of blood pressure and body fluid levels

antibody	substance produced by cells of the immune system which bind to parts of other substances in a highly specific way to neutralize their effect

antiserum(a)	serum from an animal which has been injected with an immunogen

assay	a quantitative or qualitative process used to measure or detect a particular substance

BLA	U.S. Biological License Application

bovine spongiform encephalopathy	the abnormal prion protein disease of the brain in cattle

CP	the centralized procedure for registering pharmaceutical products in order to obtain marketing authorization, for which there is a single application, evaluation and authorization within the E.U.

CHMP	European Committee for Medicinal Products for Human Use

clinical development	the stage of pharmaceutical research and development in which potential drugs are studied in human clinical trials (or in the target species for animal health drugs)

CMSs	the Concerned Member States, nominated by the applicant, to whom the approval decision for marketing approval is circulated by the RMS under the MRP

cytokine	a cellular messenger, typically of the immune system

cytotoxic	a molecule or drug that is toxic to cells

diagnostic test	an assay used for the diagnosis of disease typically carried out on body fluids or tissues

DP	the decentralized procedure method of registering pharmaceutical products in order to obtain marketing authorization, intended for products that have not yet received authorization in any E.U. country

EMEA	European Medicines Agency, formerly the European Agency for the Evaluation of Medicinal Products

encephalopathies	diseases of the brain which interfere with its normal functioning

enzymes	proteins that promote changes in other molecules (e.g., in other proteins, sugars or fatty substances)

epitope	the part or parts of the target molecule which react with an antibody

fab fragment	the fragment produced by cleavage of an antibody with a proteolytic enzyme that binds to the antibody target molecule (antigen)

FDA	U.S. Food and Drug Administration

fragment	part of an antibody molecule which can be split from the whole molecule and which still retains biological activity

good manufacturing practice	measures needed to ensure that drug substance will be consistently produced and controlled to appropriate quality standards as required by any marketing authorisation.

high blood pressure	blood pressure that is above medically defined limits and which is associated with increased risks of stroke and heart disease

immune system	the cells and structures in the body that are capable of producing antibodies and other components of the immune response

immunogen	any substance which can elicit the formation of specific antibodies

immunotherapeutics	medicines that act on or through the immune system (e.g., vaccines)

inhibitor	a substance that blocks the action of another substance (e.g., an enzyme)

in vitro	experimental biological processes made to occur in isolation from the whole organism

MAA	Marketing Authorisation Application

metalloorganic	a carbon containing synthetic chemical compound that contains a metal group as part of its intrinsic biochemical action

metastasis	the spread of a tumor from the organ of origin to a distant site

MHRA	Medicines and Healthcare Products Regulatory Agency

molecular target	the substance (e.g., an enzyme) at which drug discovery efforts are directed

monoclonal antibody	an antibody directed to a single epitope on the target molecule

monospecific antivenins	antisera prepared to the venom of a single species of snake

MRP	the mutual recognition procedure for registering pharmaceutical products in order to obtain marketing authorization, which involves submission of a marketing authorization application to one national regulatory authority, with secondary approval from other E.U. member states subsequent to the approval of the first application

named patient basis	this refers to a form of limited regulatory approval for certain drugs used in the treatment of human injuries or conditions for which no satisfactory therapies exist, or for which other drugs are unavailable, cause adverse effects or are in short supply

NCI	National Cancer Institute

NICE	National Institute for Clinical Effectiveness

non-ionic surfactant	microscopic globular structures with a fluid center surrounded by layers of fatty materials which can entrap vaccine antigens

oncology	the study of cancer

orphan drug status	status granted by the FDA which provides certain development, registration and marketing incentives, for development of treatments of small (fewer than 200,000 per annum in the United States) incidence conditions

PCT	Patent Cooperation Treaty (Washington, 1970), as amended, and the regulations and administrative instructions thereunder

phase 1 clinical study/trial	the assessment of the safety of a biologically active substance or assessment of the safety and pharmacokinetics of a small molecule in subjects

phase 2 clinical study/trial	the assessment in patients of a drug to determine dose range and preliminary efficacy

phase 3 clinical study/trial	the assessment of the efficacy and safety of a drug, usually in comparison with a marketed product or a placebo, in the patient population for which it is intended

polyclonal antibody	a population of antibodies directed to multiple epitopes on the target molecule

post-mortem tests	testing of animals after death (e.g., from samples taken in the slaughterhouse)

pre-clinical development	the research and development stage immediately prior to clinical trials, which usually lasts 12-18 months

prion protein	the protein that assumes an abnormal structure in bovine spongiform encephalopathy and related diseases and which is believed to be capable of transmitting bovine spongiform encephalopathy and related diseases

prodrug	an inert chemical which can be activated within the body to an active drug

proof of concept and optimization studies	studies in animals to demonstrate the (expected) action of the drug and to define the most effective form of the drug

purification of polyclonal antibodies	the process of removal of extraneous foreign proteins, viruses and other biological materials associated with manufacturing of product

®	means a trademark has been registered in the United States Patent and Trademark Office

RMS	the Reference Member State to whom the initial application for marketing authorization is submitted under the MRP

sepsis	the name given to a spectrum of disorders caused by the body’s exaggerated response to infection or injury. The defining characteristics are inflammation, abnormal vital signs and failure of one or more major organ systems. The condition may progress to multiple organ failure

serum	the component of blood excluding the red and white blood cells and fibrinogen

specificity	the degree to which an antibody binds to antigens other than that to which it is primarily directed

therapeutic	pharmaceutical product targeted to treat a specific disease

™	means that a trademark is being registered or an application for a trademark is being made in one or more countries

TNFa	tumor necrosis factor alpha, a cytokine, involved in the body’s inflammatory process

transmissible spongiform encephalopathy	a degenerative condition of the nervous system believed to be caused by the accumulation of an abnormal form of the prion protein

vaccine	a formulation used to stimulate an immune response

PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
     Not applicable.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
     Not applicable.
ITEM 3. KEY INFORMATION
Selected Financial Data
     As part of the European Commission’s plan to develop a single European capital market, the application of International Financial Reporting Standards (“IFRS”) adopted for use in the European Union (“E.U.”) is mandatory for the consolidated financial statements of all listed E.U. companies for reporting periods beginning on or after January 1, 2005. Under the regulation passed by the E.U., April 1, 2004 is the transition date to IFRS for the Company. Under the IFRS transition provisions within the Securities and Exchange Commission’s Form 20-F requirements, the Company is permitted to provide two years of comparable financial information under IFRS and reconciliations to accounting principles generally accepted in the United States (“U.S. GAAP”) for the periods presented.
     The 2006 and 2005 selected consolidated financial data presented below is in accordance with IFRS and has been derived from our audited consolidated financial statements, including the related Notes, included in “Item 17. Financial Statements” of this report. Additionally, the selected consolidated financial data presented in accordance with U.S. GAAP below as of and for each of the last five fiscal years ended December 31, 2005 have been derived from our audited consolidated financial statements for the relevant periods.
IFRS Financial Record

	Year Ended March 31,
	2006	2005
	£’000	£’000
Consolidated Income Statement Information:
Revenue	17,709	18,839
Operating (loss)/profit	(9,533)	(1,658)
Net (loss)/profit	(9,488)	(1,781)
Net (loss)/profit per ordinary share (basic and fully diluted)	(3.8p )	(0.8p )

Consolidated Balance Sheet Data:
Total assets (fixed assets plus current assets)	60,136	41,352
Net assets	26,352	25,969
Long-term obligations	16,988	5,896
Shareholders’ funds	26,352	25,969
Number of equity shares outstanding (in thousands of shares)	259,287	242,204

U.S. GAAP Financial Record
     The financial statements are prepared in accordance with IFRS which differ in certain significant respects from U.S. GAAP. A reconciliation of the Company’s Consolidated Financial Statements under IFRS to U.S. GAAP for the fiscal years 2005 and 2006 is set out in Note 33 to the Financial Statements.

	Year Ended March 31,
	2006		2005		2004		2003		2002
	£’000		£’000		£’000		£’000		£’000
	(in thousands of pounds, except share and per share data)
Consolidated Income Statement Information:
Revenue	13,970		13,119		16,913		12,515		7,416
(Loss)/profit from operations	(12,586)		(7,269)		(10,875)		(1,255)		2,832
Net (loss)/profit	(12,511)		(7,392)		(10,855)		(889)		2,769
Net (loss)/profit per ordinary share (basic and diluted)	(5.1p	)	(3.3p	)	(5.3p	)	(0.5p	)	1.6p
Net (loss)/profit per ADS(1) (basic and diluted)	(50.7p	)	(33.0p	)	(52.6p	)	(4.7p	)	15.5p

Consolidated Balance Sheet Data:
Total assets	53,750		34,772		27,430		20,198		20,024
Long-term obligations	17,146		5,896		9,449		717		1,106
Shareholders’ funds (net assets)	5,454		8,591		2,877		9,817		10,271

(1)	Each ADS represents ten ordinary shares.
     No dividends have been paid by the Company in the periods illustrated above.
     Under IFRS, the fiscal years 2005 and 2006 incorporate the results of certain sales of the Company’s products which include a right of replacement or return for which a provision for such returns and replacements would be made where appropriate, based upon management estimates. Under U.S. GAAP, FASB 48 “Revenue Recognition when Right of Return Exists” indicates that an absence of historical experience with similar types of sales of similar products may impair the ability to make a reasonable estimate of returns. Because the Company’s CroFab® and DigiFab® were both relatively new products, there is an absence of historical experience for these sales, and therefore all revenue related to sales that include a right of replacement must be deferred under U.S. GAAP until the replacement or return privilege expires or when historical data exists in enough sufficiency to estimate returns.
     Under IFRS the fiscal years 2005 and 2006 include an expense for share options granted to employees after November 7, 2002 and unvested as of January 1, 2005. This represents a charge for the fair value of the options granted, based on an expected exercise date, recognized over the vesting period. Under U.S. GAAP, a charge for stock compensation plans is generally recognized over the vesting period. However, under APB 25, “Accounting for stock issued to employees”, compensation expense resulting from awards under variable plans is measured as the difference between the quoted market price of the underlying shares at the date when the number of shares of stock are known (the date the performance conditions are satisfied) and the exercise price; the cost is recognized over the period the employee performs related services. Since the ultimate compensation cost is unknown until the performance conditions are satisfied, estimates of compensation cost are recorded before the measurement date based on the quoted market price of the underlying stock at period end dates where it is probable that the performance conditions will be attained.
     The nature of the conditions attached to the stock option awards mean that management cannot make a reasonable estimate of the number of shares that will be eventually issued because the Company cannot control the achievement of the conditions. As a consequence, under U.S. GAAP, the compensation expense for the stock awards is recorded only when the target is achieved, based on the difference between the exercise price and the market value on that date.
     Under U.S. GAAP, all derivative instruments must be recognized on the year-end balance sheet as either assets or liabilities and measured at fair value. Upon the implementation of IAS 39 on April 1, 2005, the Company’s IFRS treatment became equivalent to that under U.S. GAAP.
     A summary of the financial effects of reconciling the Company’s Consolidated Financial Statements to U.S. GAAP for the years ended March 31, 2006 and March 31, 2005 is illustrated below:

	Year Ended March 31,
	2006	2005
	£’000	£’000
Net (loss) under IFRS	(9,488)	(1,781)
U.S. GAAP reconciling adjustments:
Revenue recognition	(3,117)	(4,593)
Stock compensation plans	292	(352)
Derivative instruments and hedging activities	—	(626)
6% Unsecured convertible loan notes	28	—
Other	(226)	(40)

Net (loss) under U.S. GAAP	(12,511)	(7,392)

Currencies And Exchange Rates
     The Company publishes its consolidated financial statements in sterling. In this Annual Report, references to “sterling” or “£” are to U.K. currency and references to “U.S. dollars” or “$” are to U.S. currency. Solely for informational purposes, this Annual Report contains translations of certain sterling amounts into or from U.S. dollars at a specified rate. These translations should not be construed as representations that the sterling amounts actually represent such U.S. dollar amounts or could be converted into or from U.S. dollars at the rate indicated or at any other rate. Unless otherwise stated herein, the translations of sterling into or from U.S. dollars have been made at £1.00 to $1.7393, the Noon Buying Rate on March 31, 2006.
     The following tables set forth, for the periods and dates indicated, certain information concerning the Noon Buying Rate for sterling expressed in U.S. dollars per £1.00. The period average data set forth below is the average of the Noon Buying Rate on the last day of each full month during the period. On June 30, 2006, the Noon Buying Rate was £1.00 to $1.8491.

2006 Month Ended	High	Low
January 31	$1.7885	$1.7404
February 28	1.7807	1.7343
March 31	1.7567	1.7256
April 30	1.8220	1.7389
May 31	1.8911	1.8286
June 30	1.8817	1.8108

Year ended March 31,	Average
2002	$1.4317
2003	1.5541
2004	1.6926
2005	1.8459
2006	1.7863

Risk Factors
     In addition to the other information contained in this Annual Report, the following factors should be carefully considered in evaluating the Company and its business. If any of the following risks actually occur, the Company’s business, financial condition or results of future operations could be materially adversely affected. The information contained in the following risk factors concerning the Company’s financial results of operations is based on and assumes presentation in accordance with IFRS for the years ended March 31, 2006 and 2005.
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
     The cost to the Company of any litigation or proceeding relating to intellectual property rights, even if resolved in the Company’s favor, could be substantial. Some of the Company’s competitors may be able to sustain the costs of litigation more effectively than the Company because of their substantially greater resources.
Products in the Company’s development pipeline may fail to generate sufficient revenues to fund operations.
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
     Approximately 87% of the Company’s revenues for the year ended March 31, 2006 were derived from customers located in the U.S. and these sales are denominated in U.S. dollars. Since the majority of the Company’s expenses are denominated in British pounds sterling and Australian dollars, the results of operations and financial condition, as reported in pounds sterling, will be affected by fluctuations in exchange rates.
     The Company enters into hedging agreements to protect against currency exchange risk. However, this policy may not in all cases be able to manage all the currency transaction risks, particularly given the volatility of exchange rates and the continued weakness of the U.S. dollar.
The Company has a history of operating losses and may not be profitable on a sustainable basis.
     For the fiscal years ended March 31, 2006 and 2005, the Company had IFRS losses for the year of £9,488,000 and £1,781,000, respectively. The underlying losses resulted principally from costs associated with the manufacture of pharmaceutical products, and the research, development and clinical testing activities of product candidates. A return to profitability will depend on the Company’s ability to generate sufficient revenues from existing product sales, product candidates that are currently under development and to enter into new partnerships for the licensing of its product candidates, while maintaining existing partnerships. During the forthcoming years, the Company anticipates increasing its expenditures in relation to establishing a sales force, fulfilling its obligations to AstraZeneca with respect to its CytoFab® program, and other manufacturing based projects, and increasing levels of research and development expenditure on its other products.

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

     The Company requires supplies of certain raw materials, such as crotalid snake venom, digoxin and TNFa, for use in the development and manufacture of its products and product candidates. Although the Company has no reason to believe that its suppliers will be unable to procure adequate supplies of such raw material on a timely basis, disruptions in supplies, including delays due to the inability of the Company’s suppliers, or the Company, to procure raw materials would have a material adverse effect on the Company’s business. The Company also relies on third party contractors to provide critical services such as the filling and freeze-drying of product into vials. Problems at contractors’ facilities in the past have caused delays and disruptions in supplies of the Company’s marketed products and, despite efforts to dual supply critical suppliers and service providers, there can be no assurance the Company will not experience similar delays in the future.
     Regulatory requirements for pharmaceutical products tend to make the substitution of suppliers and contractors costly and time-consuming. The unavailability of adequate commercial quantities, the inability to develop alternative sources, a reduction or interruption in supply of contracted services, or a significant increase in the price of materials or services could have a material adverse effect on the Company’s ability to manufacture and market its products or to fill orders from its distributors, which in turn would have an adverse impact on the Company’s cash flows.
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
     The production and sale of pharmaceutical products is highly regulated. The Company’s ability and the ability of its partners to secure regulatory approval for the Company’s products and to continue to satisfy regulatory requirements will determine its future success. The Company may not receive required regulatory approvals for its products or receive approvals in a timely manner. In particular, the FDA and comparable agencies in foreign countries, including the EMEA and the MHRA in the U.K., must approve human immunotherapeutic and preventive products before they are marketed. This approval process can involve lengthy and detailed laboratory and clinical testing, sampling activities and other costly and time-consuming procedures. While the time required to obtain approval varies, it can take several years. Delays in obtaining or the failure to obtain regulatory approvals or the restriction, suspension or revocation of regulatory approvals could adversely affect the marketing of products and the Company’s ability to receive product revenues or royalties. The Company cannot guarantee that it will be able to obtain the necessary approvals for clinical testing or for the manufacturing, process changes, and marketing of any products that it may develop.
     The Company is well advanced in its preparations towards submitting the licensing application for its Voraxaze ™ product to the FDA and has already filed a similar application to the EMEA. If either the FDA or EMEA does not accept the Company’s applications in their current forms, the Company could be required to revise and resubmit the applications or to conduct further clinical trials, which could significantly delay marketing approvals for the product and require substantial additional expense which the Company may not be able to finance easily, if at all.

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
ITEM 4. INFORMATION ON THE COMPANY
History and Development of the Company
     Originally founded in 1987, Protherics PLC is a biopharmaceutical company engaged in the development, manufacture and sale of pharmaceutical products largely for the treatment of human diseases. The Company is the result of the September 1999 merger of Proteus International PLC and Therapeutic Antibodies Inc. The Company’s ordinary shares are listed on the London Stock Exchange (LSE:PTI.L) and its American Depositary Shares are listed on the NASDAQ Global Market (NASDAQ:PTIL).
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

     On December 7, 2005, the Company licensed CytoFab®, its product developed for the treatment of sepsis, to AstraZeneca Ireland Operations, a branch in Ireland of AstraZeneca UK Limited (“AstraZeneca”).
     The Company’s registered office is The Heath Business & Technical Park, Runcorn, Cheshire, WA7 4QX England. Its telephone number is 011-44-1928-518-000. The Company’s address in the U.S. is 5214 Maryland Way, Suite 405, Brentwood, Tennessee 37027. Its U.S. telephone number is (615) 327-1027.
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
     The acquisition of Enact Pharma in June 2003 provided the Company with a broader research and development pipeline and technology platforms, particularly in the area of oncology, with one product being prepared for filing with the regulatory authorities and currently generating revenues on a named-patient basis, and another product currently in clinical trials. These products are targeted at the treatment of cancer. The most advanced is a compound which can reduce some of the toxic effects of a drug widely used in cancer therapy, while the other product can potentially be used in the treatment of cancers which are resistant to currently available drugs.
     On December 7, 2005, the Company announced an agreement with AstraZeneca UK Limited for the development and commercialization of CytoFab®, as a treatment for the initial indication of severe sepsis. Under the agreement, the Company received an initial payment of £16.3 million. In addition, AstraZeneca made a £7.5 million equity investment in Protherics’ ordinary shares at 68.24p per share, a 30% premium to the average mid-market closing price over the three months prior to the agreement, representing 4.3% of the Company’s issued share capital following the transaction.
     The Company could receive up to £171 million on the achievement of further milestones and will also receive royalties on global product sales of 20% of net sales for a minimum of 10 years in each country in which CytoFab® is sold, along with payments in return for the commercial supply of bulk drug substance and drug product. AstraZeneca is responsible for clinical development and sales and marketing of CytoFab®. The Company is primarily responsible for drug product manufacturing, including clinical trial material.

     The Company has four products generating revenues from sales, one outlicensed technology generating a royalty revenue stream, the licensing agreement with AstraZeneca outlined above, and several product candidates in various stages of development.
Operations
     The Company has good manufacturing practice compliant (“GMP”) manufacturing facilities in Wales, Australia and Salt Lake City, Utah, and administrative, clinical development, commercial and regulatory affairs facilities in Runcorn, Cheshire in the U.K. and Nashville, Tennessee, U.S.A. The Company also maintains a corporate office in London.
Corporate Partnerships, Collaborations and Joint Ventures
     Historically, the Company has entered into licensing and collaborative agreements with pharmaceutical companies and other entities with established distribution capabilities to market and develop its products. See “Item 10. Additional Information – Material Contracts.”

Products
The following table lists the Company’s products currently commercially available or under development:

			Distribution Partner	Next Significant
Product	Principal uses	Status	/ Licensee	Milestone(1)

Products Commercially Available

CroFab ® (Crotalidae Polyvalent Immune Fab (Ovine))	Minimal to moderate Crotalid (rattlesnake) envenomation	Launched (U.S.) Sold on named patient basis within E.U.	Altana (U.S.) Swedish Orphan (Scandinavia and Baltic Countries)	Increased marketing efforts in the Southeastern section of the U.S.

DigiFab ® (Digoxin Immune Fab (Ovine))	Treatment of life-threatening digoxin toxicity or overdose	Launched (U.S.) U.K. marketing authorization application submitted August 2004	Altana (U.S.) Beacon Pharmaceuticals (Europe excluding Scandinavia and Germany) Mayne Pharma (Australia/SE Asia)	European marketing approval expected 2007(2)

Voraxaze™	Methotrexate toxicity	Orphan Drug designation in E.U. and U.S. Sold on named patient basis within E.U. and supplied on compassionate use basis in the U.S.	IDIS (European named patient sales) NCI (U.S. compassionate use distribution)	Regulatory submission to European authorities made in July 2005 with submission to the FDA planned for the second half of 2006(3). Approval expected in 2007.

ViperaTAb™	Vipera berus (common adder snake) envenomation –Northern Europe	Sold on a named patient basis	Swedish Orphan (Scandinavia and Baltic countries)	—

Enfer TSE Kit	Detection of Bovine Spongiform Encephalopathy (BSE) in carcasses	Out-licensed and generating revenues	Licensed to Enfer Scientific Limited and Abbott Laboratories, via Enfer	—

Products in Development

CytoFab ®	Treatment of severe sepsis	Process scale-up ongoing to provide product for phase 3 study to be conducted by partner.	AstraZeneca	Manufacture of material for phase 3 trial. Phase 3 trial estimated to commence 2007.

Prolarix™ (formerly NQO2)	Cancer therapy	Phase 1 trial	—	Phase 1 trial results expected 2007

Angiotensin Vaccine	Hypertension	Process development and manufacture of adjuvant and vaccine for phase 2a clinical study to commence following acquisition of rights to adjuvant	—	Phase 2a clinical trial to commence in 2007.

(1)	Each of the dates of next significant milestones represents the Board of Protherics’ expectations based on progress to date. There can be no assurance, however, that any of these dates or milestones will be achieved.

(2)	See discussion of DigiFab ® marketing approvals below.

(3)	See discussion of Voraxaze™ marketing approvals below.
Products Commercially Available
     CroFab ® (Crotalidae Polyvalent Immune Fab (Ovine)) is a polyclonal antibody fragment for the management of minimal to moderate envenomations from North American crotalids (for example, rattlesnakes). It is intended for treating bites early in the course of poisoning to prevent them from developing into more severe cases. CroFab ® was approved by the U.S. Food and Drug Administration (“FDA”) in 2000 and was launched in the U.S. in 2001. It is currently distributed by Fougera, a division of Altana Inc., and is the only product marketed for rattlesnake bites in the U.S. A similar product produced in Mexico from horse serum may compete with CroFab ® in the future, if it obtains regulatory approval in the U.S.
     The Company is developing a revised manufacturing process which, subject to FDA approval, anticipated in 2008, will improve yields from this product. In addition, Altana is working with the Company to better demonstrate the benefits of using CroFab®in milder copperhead bites, expanding the product’s geographical reach in the U.S.
     DigiFab ® (Digoxin Immune Fab (Ovine)) is a polyclonal antibody fragment for the treatment of life-threatening digoxin toxicity or overdose. Digoxin is a widely prescribed drug for the treatment of cardiac conditions but its effective dose is close to its toxic dose (i.e., it has a narrow therapeutic window). DigiFab® was approved by the FDA in 2001 and launched in the U.S. in 2002; it is distributed by Fougera, a division of Altana Inc. There is one similar product on the U.S. market, Digibind® (GlaxoSmithKline). A U.K. marketing authorization application was submitted in August 2004 and discussions have taken place with the MHRA to resolve outstanding issues regarding the basis for approval. Assuming the additional information that has been requested is considered satisfactory, approval is anticipated toward the end of 2006 or early in 2007, with subsequent approvals in Europe over the following six to twelve months.
     ViperaTAb ™ is a polyclonal antibody fragment sold on a named patient basis for the treatment of envenomations from the European common adder (Vipera berus). It is currently distributed in Sweden, Norway, Finland, Denmark and the Baltic countries by Swedish Orphan AB. The Company has also supplied ViperaTAb ™ to the U.S. Department of Defense.
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
     Voraxaze™ is already used on a compassionate basis through the National Cancer Institute (“NCI”) in the U.S. Named patient sales commenced in Europe and elsewhere outside the U.S. in January 2004 and are distributed principally by IDIS although alternative distributors cover certain territories. Voraxaze™ was granted orphan drug status in the E.U. in February 2003 and in the U.S. in August 2003.

     The Company has undertaken extensive discussions with the FDA regarding the content of the U.S. Biological License Application (“BLA”) for Voraxaze™ and it is anticipated that the BLA will be submitted in the second half of 2006. A Marketing Authorisation Application (“MAA”) was submitted in the E.U. in July 2005 and the Company anticipates submitting responses to the questions raised by Rapporteur countries (Sweden and the UK) to the EMEA by the end of 2006. Assuming these are accepted, the Company anticipates receiving marketing approval in the E.U. in the first half of 2007.
     The company has initiated the first of several small clinical studies to investigate the safety and efficacy of Voraxaze™ when it is used in a planned way with each cycle of high dose methotrexate therapy; in previous studies Voraxaze™ has been given with only a single cycle of methotrexate. The ultimate intention of the Company is to extend the initial indication for Voraxaze™ to repeated planned use.
     Enfer TSE Assay (BSE Diagnostic Test). There is a significant public concern in Europe and North America with respect to bovine spongiform encephalopathy (“BSE”), colloquially known as “mad cow disease”. The Company licensed its intellectual property in transmissible spongiform encephalopathy (“TSE”) diagnosis in animals to Enfer Scientific Limited in 1997 and Enfer developed a post-mortem kit to test carcasses for BSE. The test received approval in the E.U. in 2001. Enfer uses the kit itself to test carcasses in Ireland and also sells it to third parties. In 2001 Enfer entered into an agreement with Abbott Laboratories to market the test in other territories and in April 2004 Abbott received approval from the U.S. Department of Agriculture (“USDA”) to sell the test kit in the U.S., although the USDA does not, as yet, require routine testing of cattle. In February 2005 Enfer received approval in the E.U. for an improved version of its test kit. At least seven new tests for BSE have been approved in the E.U. since the Enfer test was approved.
Products in Development or Research
     CytoFab® is based on the same polyclonal antibody technology as CroFab® and DigiFab®and binds TNFa, a cytokine involved in inflammation. It has been developed to treat sepsis, a disease that affects about 750,000 people per year in the U.S. and which has a mortality rate in excess of 30%. There is only one product approved for the treatment of sepsis, Xigris® (Eli Lilly), but, because of its safety profile, its use is restricted to a small subset of patients.
     A phase 2b study with CytoFab® has been completed with significant reductions observed in the time patients spent in the intensive care unit and on mechanical ventilation relative to placebo, with a trend to improved survival. Two end-of-phase 2 meetings have been held with the FDA, one in September 2003 to discuss the phase 3 program and the other, in October 2003, to discuss the manufacture of the product.
     On December 7, 2005, the Company announced the signing of a licensing agreement with AstraZeneca for the global development and commercialization of CytoFab®. Under the terms of the agreement, AstraZeneca will undertake all clinical development work for the product and Protherics will be primarily responsible for bulk drug manufacturing, including the supply of clinical trial material. On signing, AstraZeneca made an initial payment of £16.3 million to Protherics along with a £7.5 million equity investment in Protherics. The agreement has a potential total value to Protherics, based on up-front and milestone payments alone, of approximately £195 million. Protherics will also receive royalties on global product sales of 20% of net sales, during the period of the license, in addition to payments in return for the commercial supply of bulk drug substance and drug product.
     ProlarixTM (formerly NQO2) was also acquired by the company when it acquired Enact Pharma. It is a small molecule based chemotherapy involving the coadministration of a prodrug, tretazicar (formerly CB 1954) with a cosubstrate, caricotamide (formerly EP-0152R). In the presence of caricotamide, tretazicar is converted to a highly potent cytotoxic agent by an enzyme, NQO2, which has higher levels of activity in certain tumors than in most normal tissues, including those that are often sensitive to other cytotoxic agents, such as bone marrow. ProlarixTM thus has the potential to be a highly selective anticancer agent, killing cancer cells but sparing normal cells.
     A phase 1 study in patients with solid tumors is underway in the U.K. under the auspices of Cancer Research UK. The study is designed to identify the doses of both tretazicar and caricotamide to take forward into phase 2 based on safety and pharmacokinetics. Both tretazicar and caricotamide have been well-tolerated to date and the dose of the former has been increased as planned. The anticipated reductions in the levels of tretazicar in the blood have been observed in the presence, but not the absence, of caricotamide, providing some evidence that it is being converted to the active cytotoxic agent by NQO2. Thirteen patients have been recruited into the study and one has received all six cycles of treatment; no patients remain on study. Further patient recruitment will commence once the MHRA has approved a new formulation of caricotamide; this is expected in the second half of 2006.
     Protherics has selected primary liver cancer (hepatocellular carcinoma, HCC) as the target indication for phase 2 based on the large differential in NQO2 activity observed between liver tumors and normal liver tissue. HCC is one of the five most common cancers in the world and its incidence is increasing in the U.S. and E.U. There are no therapeutic agents specifically approved for use in HCC and those that are used have had little impact on survival, with less than 5% of patients living more than 5 years.
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
     One of the formulations, containing a proprietary adjuvant manufactured by CoVaccine BV, increased the antibody response in animals by about 10-fold relative to the formulation used in the previous clinical study which contained alhydrogel as adjuvant. In June 2006, the Company acquired this adjuvant and is now in a position to commence process development and GMP manufacture of both the adjuvant and vaccine for a phase 2a proof of concept study. The study is anticipated to commence in the second half of 2007. The goal of this study will be to investigate whether increased levels of anti-angiotensin antibodies are produced and result in a reduction of blood pressure in hypertensive patients.
     One other company (Cytos, Switzerland) is known to be developing a vaccine for hypertension that would compete directly with the Company’s Angiotensin Vaccine.
     The Company received patent approval in Europe for its vaccine in June 2005.

Principal Markets
     The Company operates in the United Kingdom, the United States and Australia, and its revenues are largely attributable to its core technology of immunotherapeutics, named patient sales of Voraxaze™ and also royalties from diagnostic testing for bovine spongiform encephalopathy. In fiscal year ended March 31, 2006, revenue of £701,000 was recognized, under the Company’s revenue recognition policy, from the initial £16,300,000 payment received from the license agreement with AstraZeneca. The table below shows a breakdown of revenues, under IFRS, by geographical market for each of the last two fiscal years.

	2006	2005
	£’000	£’000
United Kingdom	1,202	622
Rest of Europe	554	932
North America	15,893	17,229
Rest of the World	60	56

	17,709	18,839
     All diagnostic test revenues are included within the “Rest of Europe” category and amounted to £440,000 and £712,000 in the years ended March 31, 2006 and 2005, respectively.
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
     The Company holds a number of patents and patent applications, the most material being:
•	Voraxaze™ - The Company has filed patent applications around certain researched and previously unpublished aspects of Voraxaze™ , with the first filing in February 2004, a PCT filing in February 2005, and a further PCT filing in August 2005;

•	Transmissible Spongiform Encephalopathies – The Company has been granted patents for its transmissible spongiform encephalopathy diagnostic technology in the U.S., Europe (European Patent Office), South Africa, Australia and New Zealand. These patents will expire between 2012 and 2015. The European patent was granted in 1999 and is currently undergoing opposition. Patent applications are pending in the U.S., Canada and Japan, claiming a priority date of December 3, 1991. The first U.S. divisional patent was granted on April 30, 2002. A further application to cover new variant Creutzfeldt-Jacob Disease was filed in January 2004 and PCT, Argentine and Malaysian applications were filed in January 2005;

•	Angiotensin vaccine – The Company has pending patent applications for angiotensin peptide analogues and vaccine uses in Canada, Japan, the U.S., and Argentina, all claiming a priority date of June 24, 1997. The New Zealand, Australian and European (the parent application) patents have now been granted. A divisional patent application is pending in Europe;

•	Anti-TNFa antibodies — The Company has been granted U.K., U.S., Canadian, Japanese, European (European Patent Office, “EPO”), New Zealand and Australian patents for use of Fab fragments of anti-TNFa antibodies in medicine, particularly for the use in the treatment of sepsis. The European patent is being maintained in France, Germany, Italy and Spain. The majority of these patents expire in 2014, although the U.S. patent is due to expire in 2018;

•	Mixed monospecific polyclonal antivenins — The Company has been granted European, United Kingdom, Australian, Japanese and Russian Federation patents on the use of mixed monospecific polyclonal antivenins. These patents are projected to expire on April 24, 2012, other than the Australian patent, which is expected to expire on April 24, 2008. The Company is pursuing a U.S. patent application for the antivenins through an appeals process;

•	Prolarix™ (formerly NQO2) – The Company has filed patent applications in Europe (EPO), U.S., Japan, Canada, U.K, and Hong Kong around using NQO2 to activate prodrugs in the presence of an added co-factor. The priority date for filing is June 1997 and the filing date is June 15, 1998; the expected expiry date for any patents is June 15, 2018. Patents have been granted in the U.K., the U.S., Hong Kong and the EPO. Divisional applications are pending in the U.S. and at the EPO;

•	CoVaccine HT adjuvant – In June 2006, the Company acquired the patent applications and trademarks associated with CoVaccine HT adjuvant from CoVaccine B.V. The patent family extends to Europe, Australia, Canada, China, Japan and the U.S. The effective date of filing of the PCT application is November 30, 2000, and this application claims priority from an earlier European application, filed on November 30, 1999.
Third Party Patent Rights
     Rockefeller University had a European patent which could be construed to cover use of anti-TNFa antibodies which has now been revoked. Rockefeller University also holds patent rights related to this revoked European patent in the U.S., Australia and Japan. The Board believes that due to the precise nature of most of these patent rights in Australia and the U.S., commercial exploitation of CytoFab® in these territories will not infringe any valid claims of these patents. In any event, the Australian and Japanese patent rights are due to expire in August 2006, unless they have been the subject of patent time extensions. The Company is aware of U.S. patents granted to Rockefeller University in October 2001 and July 2002 relating to a neutralizing antibody to a mediator substance which, if valid, could be used to restrict the Company’s development of anti-TNFa products, including CytoFab® in the U.S. The Company has an opinion from its U.S. patent attorney that CytoFab® does not infringe the claims of these patents. The Company has specific patents in the U.S. and other territories covering the use of Fab fragments of anti-TNFa antibodies, as summarized above.
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
     The Company has identified a series of patents (e.g. European and Australian) that correspond to the Genentech anti-TNFa antibody patents, and a Dainippon European patent, relating to human recombinant TNFa. These patents contain claims to certain forms of recombinant human TNFa and consequently they could, if valid, be used to restrict the Company’s use of recombinant human TNFa (in the form claimed by the patents) to produce anti-TNFa antibodies in the territories in which the patent is maintained. The Company has taken steps to ensure that its supplier of TNFa is appropriately licensed under the patents. In any event, these patents have now expired. Supplementary Protection Certificates are in force in some European territories, but it is believed that these do not cover the Company’s use of TNFa.
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
     Professor Sean B. Carroll created a family of patents relating to purified polyvalent antivenins and methods of purifying antivenins using immuno affinity techniques, which, if valid, could be used to attempt to limit exploitation of the Company’s antivenin products. Professor Carroll assigned all rights in the patents to Ophidian Pharmaceuticals, Inc. who subsequently assigned all rights in the patents to Promega Corporation. In 2001, the Company entered into an agreement with Promega to obtain an exclusive worldwide license to utilize these patents. Pursuant to the terms of the agreement, these patent rights were assigned to the Company.
Trademarks
     The Company has registered the following active trademarks in the jurisdictions which are specified below:
•	CroFab® in the U.S.;

•	CytoFab® in the United Kingdom, Europe and the U.S.;

•	CytoTAb™ in the United Kingdom;

•	DigiFab® in the U.S. and Europe;

•	DigiTAb™ in the United Kingdom;

•	ViperaTAb™ in the United Kingdom; and

•	Voraxaze™ in Europe.
     In addition, applications to register the following active trademarks are currently pending:
•	Voraxaze™ in the U.S.; and

•	Prolarix™ in the U.S., Europe and Japan.
     Registrations of the trademarks CroFab®, CytoTAb®, DigiTAb®, and ViperaTAb™ are also held in various other jurisdictions.
GOVERNMENT REGULATION
General
     Regulation by government authorities in the U.S., Europe and other countries in which the Company operates is a significant consideration in the development, production, marketing, labeling and reimbursement of its products and in the continuation of its research and development activities.
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
     In the U.S., the principal regulatory agency is the FDA. Nearly all other countries have similar national regulatory authorities. The Company may have to satisfy different requirements from the FDA, European regulatory authorities and other national regulatory authorities. There is an ongoing initiative, the International Conference on Harmonization (“ICH”), among representatives from Japan, the United States and the E.U., to limit regulatory differences where possible. Considerable progress has been made through the ICH process, resulting in the issuance of a wide range of agreed pre-clinical and clinical guidelines.
     In Europe, the Company must take into consideration:
(a)	the regulatory climate within the E.U., including the influence of the International Conference on Harmonization, and the approach of the European Medicines Agency, as well as

(b)	the position of the national regulatory authorities.
     Recognizing global regulatory differences, wherever practical, the Company intends to design pre-clinical and clinical protocols which should generate sufficient data of a quality that will be acceptable to support applications for the same product in each country where it is intended to be marketed.
Price Regulation
     In some countries it is necessary to obtain approval for the price to be charged for a medicinal product or device. This is true in a number of E.U. member states. In the United Kingdom, the launch price of pharmaceuticals is set by the manufacturer but is subject to certain constraints including, in the case of branded pharmaceutical products sold to the United Kingdom National Health Service, the Pharmaceutical Price Regulation Scheme which limits price increases on those products.
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

     Phase 1 trials are normally conducted in a small number of healthy human subjects or patients with the specific condition targeted. Their purpose is to provide a preliminary evaluation of the product candidate’s safety, toxicity and behavior when administered to humans.
     In Phase 2 trials, the product candidate is assessed for its short-term safety and preliminary efficacy in a limited number of patients with the targeted disease or disorder. The appropriate dose ranges and regimens for Phase 3 are also determined during this phase.
     Phase 3 trials involve a comprehensive evaluation of safety, efficacy and toxicity that might not have been evident in smaller studies. The trials are carried out, typically on a multi-center basis, on a sufficient number of patients to obtain statistically significant results. All adverse reactions are investigated in detail, and special features of the product candidate are explored.
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
     During its review, the FDA may ask for additional test data. If the FDA approves the product, it may require post-marketing testing, including potentially expensive post-market surveillance studies, known as Phase 4 testing. This phase further assesses the product’s therapeutic value and provides additional information about the safety and efficacy of the product across a broader patient base. In addition, the FDA can impose restrictions on the use of the drug that may be difficult and expensive to administer.
     Orphan Drug Status - The Orphan Drug Act of 1983 encourages manufacturers to seek approval of products intended to treat “rare diseases and conditions” with a prevalence of fewer than 200,000 patients in the United States or for which there is no reasonable expectation of recovering the development costs for the product. For products that receive orphan drug designation by the FDA, the Orphan Drug Act provides tax credits for clinical research, FDA assistance with protocol design, eligibility for FDA grants to fund clinical studies and a period of seven years of marketing exclusivity for the product following FDA marketing approval. The Company’s crotalid antivenin, CroFab®, received marketing approval by the FDA in 2000, under the orphan drug program, and its methotrexate therapeutic, Voraxaze™, for which the Company is seeking marketing approval, received orphan drug designation by the FDA in August 2003.
     Accelerated Approval - The FDA may accelerate approval of medicines that offer a significant improvement in the treatment of fatal or life-threatening conditions, or conditions for which there is no alternative therapy. In certain cases, the FDA may permit Phase 2 and Phase 3 studies to be compressed into a single study. It is unusual for the FDA to base an approval on such compressed studies, and although the Company’s Voraxaze ™ product approval will be considered on this basis, there can be no assurance that such combined testing would be considered acceptable for any of its other products.
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
     Medicare and Medicaid - The Medicare program, a federal program that provides defined health benefits for the aged and disabled, may be an indirect source of revenue for products. Further, the Medicaid program, a joint federal and state program that provides defined health benefits to certain financially needy individuals, may also provide a source of revenue for products. These programs are subject to legislative and regulatory changes over which the Company has no control. Any restrictions on reimbursement, coverage or eligibility under the Medicare or Medicaid program could adversely affect the revenue generated by a product. Medicare and Medicaid fraud and abuse laws prohibit the offering or payment of any bribe, kickback, rebate or other remuneration in return for the referral or recommendation of patients for items and services covered by federal health care programs. Because some products are covered by these programs, our activities are subject to this prohibition.
     In addition to the fraud and abuse laws, to the extent a company directly participates in the Medicare and Medicaid programs, it will be subject to extensive federal and state regulation, including
(a)	the Omnibus Budget Reconciliation Act of 1993, commonly known as “Stark II,” which prohibits certain referrals of Medicare patients by a physician to an entity if the physician or a member of such physician’s immediate family has a “financial relationship” with the entity, defined broadly to include any type of compensation arrangement or ownership interest; and

(b)	the federal False Claims Act which imposes civil and criminal liability on individuals or entities that submit false or fraudulent claims for payment to the government.
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

European Union Regulation
     The E.U. currently consists of 25 member states. Pharmaceutical companies operating in the E.U. are subject to regulatory controls governing the development, manufacture, labeling, and marketing of their products. National legislation in the area increasingly reflects initiatives at the E.U. level, normally in the form of directives and regulations. There is a broad range of E.U. legislation related to medicinal products. This legislation is supplemented by numerous non-binding guidelines (which provide guidance on safety, quality and efficacy). However, failure to comply with, or a departure from, the guidelines requires justification and may, for example, raise issues as to the adequacy of data submitted in support of an application to market a product. In November 2001, many of the stand-alone Directives regulating medicinal products were brought together and codified into a single Directive (Directive 2001/83/EC on the Community Code relating to medicinal products for human use). This has since been amended by including Directive 2003/63/EC and Directive 2004/27/EC.
     Pre-clinical Research — European legislation (Directive 2001/83/EC, as amended) imposes certain specific requirements for pre-clinical testing of a product where the data generated will be used for an application for a product marketing authorization in the E.U.. Basic provisions in the legislation are expanded upon by a broad range of guidance documents which are important for companies to follow when products are under development. Deviation by companies from such guidance, particularly where they are specific to product groups, would generally require a strong justification upon application for a marketing authorization. Directive 86/609/EEC (as amended by Directive 2003/65/EC) established pre-clinical research standards to be met by research institutions engaged in animal research. These provisions are enforced through registration and inspection. Other directives on good laboratory practice have established high standards of practice for laboratories, with compliance again monitored through a system of inspection.
     Clinical Research — European legislation also stipulates requirements for conducting research in humans where the data is intended to be utilized in a marketing authorization application (Directive 2001/83/EC as amended by Directive 2003/63/EC and Directive 2004/27/EC). The European Committee for Medicinal Products for Human Use (“CHMP”) and the European Commission have also issued a number of guidelines on good clinical practice. In addition, other legislation, such as the Data Protection Directive (95/46/EC), is also relevant to the conduct of clinical research. Aside from these provisions, however, the conduct of research in the E.U. was not until recently subject to specific E.U. legislation. In April 2001 the European Commission enacted Directive 2001/20/EC on the approximation of the laws, regulations and administrative provisions of the member states relating to the implementation of good clinical practice in the conduct of clinical trials on medicinal products for human use. This Directive harmonized the regulation of clinical research across the E.U.. Failure to satisfy the requirements, which include adherence to good clinical practice, may lead to a rejection of an application for a marketing authorization. Further principles and guidelines for good clinical practice as regards investigational medicinal products for human use have been implemented by Directive 2005/28/EC.
     Obtaining a Marketing Authorization — No pharmaceutical product may be marketed in the E.U. without a marketing authorization (although national legislation in some member states permits a product to be sold on a named patient basis). The UK Medicines Act 1968, as amended, governs applications for marketing authorization for human use in the United Kingdom. The Medicines Act implements, in the United Kingdom, detailed E.U. Directives on the licensing of pharmaceutical products. Each time new legislation is introduced at the European level, it is implemented in the United Kingdom pursuant to the Medicines Act. As a result, the core rules in force in the United Kingdom are essentially the same as those in force in other states within the E.U. In addition, individual countries within the E.U. may implement some additional national legislation relating to, for example, specific labeling requirements or in areas where there is no existing E.U. legislation.
     Registration Systems — Four principal systems currently exist in the E.U. for registering pharmaceutical products in order to obtain a marketing authorization: the national system, the mutual recognition procedure (“MRP”), the decentralized procedure (“DP”) and the centralized procedure (“CP”). The DP provides an alternative to the MRP.
     The national system involves the submission of a marketing authorization application to a single member state of the E.U. only. When a company wishes to apply for marketing authorizations in more than one E.U. member state, the mutual recognition procedure, the decentralized procedure or the centralized procedure described below must be used.
     The MRP involves a marketing authorization application initially directed to one national regulatory authority, termed the Reference Member State (“RMS”). As soon as the RMS has given approval for marketing, the decision is circulated to other member states nominated by the applicant, termed the Concerned Member States (“CMSs”), who then have to agree or disagree with this decision within 90 days.
     The DP is an alternative to the MRP and is intended for products that have not yet received authorization in any E.U. country. A key feature of this new process is that the RMS and the CMSs are chosen before the first step of the process and the RMS does not grant a Marketing Authorization prior to the application being reviewed by the CMSs (as is the case with the MRP).
     Both the mutual recognition procedure and the decentralized procedure include an arbitration process for resolving disputes and for arriving at a final decision, which is administered by CHMP. Such decision is legally binding both on the applicant and on the E.U. member states involved. The arbitration process may significantly lengthen the time from initial application to approval in all nominated member states. The result of such process may impose limitations not just on the marketing authorization applied for, but also on marketing authorizations obtained prior to the arbitration process. In accordance with Directive 2004/27/EC a formal Coordination Group was set up in November 2005 in order to address any issues that arise during the MRP and the new DP.
     The CP is a process for which there is a single application, a single evaluation and a single authorization for medicinal products within the E.U. This procedure applies only to certain types of applications and is compulsory for certain biotechnology products. Under Regulation 726/2004, new treatments for AIDS, cancer, diabetes and neurodegenerative diseases have to use the CP. From May 2008 the CP will also become mandatory for new treatments for autoimmune diseases and other immune dysfunctions and viral diseases.
     The CP is administered by the EMEA (described below). A marketing authorization granted pursuant to the centralized procedure is recognized in all E.U. member states. A specific timetable is specified for evaluation of the application, including allowances for appeals.
     The EMEA was established by Council Regulation EEC No. 2309/93 of July 1993 with effect from January 1, 1995. This Regulation has been replaced by Regulation 726/2004 which came into effect November 2005. The EMEA is responsible for coordinating the evaluation and supervision of medicinal products for both human and veterinary use across the E.U.. On the basis of the EMEA’s opinion, the European Commission authorizes the marketing of a product approved by the centralized procedure. The EMEA comprises a management board, four committees of scientific experts responsible for preparing the EMEA’s opinion (one for medicinal products for human use, one for medicinal products for veterinary use, one for the designation of “orphan drugs” for rare diseases, and one for herbal medicinal products), an executive director and a permanent secretariat.
     Criteria Assessed in Obtaining a Marketing Authorization — European Directive 2001/83/EC (as amended by Directive 2003/63/EC and Directive 2004/27/EC) sets out the basic principles for the regulation of marketing of medicinal products within the E.U. The criteria for the grant of a marketing authorization are quality, safety and efficacy. In order to demonstrate these criteria, a wide range of information and data are required to be submitted to the relevant regulatory authority. The exact requirements as to the analytical, pharmacotoxicological and clinical standards and protocols in respect of testing medicinal products to be submitted are detailed in European Directive 2003/63/EC (as amended). In summary, any application for a marketing authorization must be accompanied by, among other things, the results of:
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
     The efficacy and safety of the product are derived from clinical trials with volunteers and patients. Clinical trials are generally classified into Phases 1 through 4, although there are not always distinct divisions between each phase.
     Phase 1 clinical trials are normally conducted in healthy human volunteers. The purpose of the trial is to obtain a preliminary evaluation of a product’s safety, its pharmacokinetic profile and its biological effect on humans.
     Phase 2 clinical trials assess the product for its short-term safety and preliminary efficacy in a limited number of patients. Later Phase 2 trials may be comparative (e.g. comparing the product with a placebo). The appropriate dose ranges and regiments for Phase 3 (safety and efficacy) trials are also determined during this phase.
     Phase 3 clinical trials are a comprehensive evaluation of safety and efficacy of the product based upon larger patient groups. The pattern and profile of the more frequent adverse reactions are investigated in detail and special features of the product are explored.
     Phase 4 clinical trials are studies performed after a marketing authorization has been granted. They are designed to monitor drug use in the normal patient population. These studies are usually larger in scale and focus on efficacy in clinical practice and side effects.
     Marketing Authorizations for Orphan Drugs — In April 2000, the European Commission introduced a Regulation regarding orphan drugs. The main requirements for qualification are:
•	the target disease condition has a prevalence of no more than 5 persons per 10,000 ;

•	either the product offers potential significant benefit over existing treatment for the condition or there are no treatments for the condition .
     An application for orphan drug status may be made at any time up to submission of the marketing application. The benefits to successful applicants include :
•	a reduced registration fee;

•	use of the centralized registration procedure; and

•	10 years exclusivity on the market.
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
     When an authorization is granted and a product is brought to market, there are numerous obligations imposed upon the marketing authorization holder by the pharmaceutical legislation. These include the obligation to ensure that the product keeps pace with the state of scientific and technical knowledge, in particular, in terms of its manufacture and control. This means applying to vary the marketing authorization when the changes in the state of the art and relevant circumstances warrant its updating and amendment. Additionally, requirements for pharmacovigilance and the reporting of adverse reactions to products are central to the legislation. Within the E.U., advertising, and the production of labeling and patient information leaflets, are specifically regulated by Directives, with local codes of conduct and practice, in some cases, providing additional controls on corporate activity. The provisions of the legislation require significant staff and expertise which may be provided in-house and/or by external service. Examples of such staffing requirements include the need for pharmacovigilance and an information services individual within the company responsible for compliance.
     The regulatory authorities have the power to suspend, revoke or vary a marketing authorization:
•	if the grant no longer satisfies safety, quality or efficacy standards;

•	for reasons relating to and omissions in the product dossier; and

•	for particulars or failures in relation to product manufacture.
     The requirements for the performance of comprehensive pharmacovigilance for marketed products are designed for companies and regulators to detect product safety concerns and to take appropriate action in the interests of public health. The harmonization and streamlining of compulsory action and decision making on such matters in the E.U. through CHMP means that, increasingly, a concern arising in one member state in relation to a product marketed in several states will be examined at the E.U. level and the outcome of the examination will affect the product and its authorization across all member states in which it is sold and supplied.
     Manufacturing — Manufacturing conducted within the E.U. must meet good manufacturing practice requirements (Directive 2003/94/EC which replaces Directive 91/356/EEC). Legislation (Directive 2001/83/EC as amended by Directive 2003/63/EC and Directive 2004/27/EC) imposes precise obligations upon manufacturers, in particular with regard to control, batch testing and release of products in the European market and the qualifications for the personnel authorized to undertake such activities. Inspections of manufacturing site facilities and procedures are regularly undertaken, both by local inspectors and by inspectors from other countries in which the product is to be sold. Failing an inspection may result in:

•	product supplies being interrupted;

•	recall; or

•	plant closure pending elimination of defects.
     The legislation requires clear, contractual documentation regarding how manufacturing services are provided by one company to another when aspects of the manufacturing process are subcontracted to others by the marketing authorization holder and/or manufacturer.
     Wholesaling — Wholesale distribution in the E.U. is governed by Directive 2001/83/EC, as amended, and accompanying Good Distribution Practice Guidelines. Wholesalers must meet minimum requirements in terms of staff, facilities and procedure in order to obtain and retain authorization.
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
     Supplementary Protection Certificates — The time taken to research and develop medicinal products reduces the exclusivity provided by a product patent, and therefore, can reduce the period available to the developer to recoup investment through sales. In 1992, the E.U. introduced Regulation 1768/92 concerning the creation of a supplementary protection certificate for authorized products. While this regulation does not extend the patent, it does confer rights of a similar nature for the product after the patent has expired. The period during which the certificates are effective depends on calculations based upon the date of the application for the patent and the grant of the first E.U. marketing authorization for the product, with a maximum limit of five years.
     Abridged Applications — “Market Exclusivity” — In cases where the patent and supplementary protection certificate have expired or are not available, medicinal products can benefit from E.U. provisions which are commonly described as the rules of “market exclusivity,” but which in fact govern the making of abridged applications for marketing authorizations.
     Regulation 726/2004 and Directive 2004/27/EC introduced the so called “8+2+1” data protection rules which are designed to reward innovation while encouraging the early availability of generic copies. These rules, which will apply to applications for marketing authorizations for generic products submitted after November 2005, allow 10 or 11 years exclusivity in the E.U. for the reference product to which they relate. The 11 years protection will be applicable if a new marketing authorization for a therapeutic claim bringing a significant clinical benefit is obtained in the 8 years following marketing approval. Prior to this, some E.U. member states chose to implement 10 years’ exclusivity (e.g., U.K.) while other member states chose 6 years exclusivity (although the period for products approved by the centralized procedure has always been 10 years).
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
     The Company’s Product Candidates — The human therapeutic products currently being developed by the Company will fall within the ambit of either the Centralized procedure or the Decentralized procedure.
     During the development phases of the products, all clinical research programs must be conducted according to local and E.U. requirements in order to ensure the acceptability of the data generated for E.U. regulatory purposes. The Clinical Trials Directive (2001/20/EC) requires that both regulatory clearance and ethical approval be obtained prior to commencing a clinical study in either healthy volunteers or patients.
     Regulation of Veterinary Products — A very similar regulatory system applies in Europe with regard to veterinary medicinal products. In particular, biotechnology products are also subject to centralized review and registration under Regulation 726/2004 above. As is the case with human pharmaceutical products, no unauthorized veterinary product may be marketed in the E.U., subject, in the case of veterinary products, to somewhat more limited exceptions than apply in relation to human pharmaceuticals.
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

Organizational Structure
     Protherics PLC acts as the holding company of a group consisting of its directly and indirectly held subsidiaries. Protherics PLC has the following principal subsidiaries:

Direct Holdings	% Held	Status	Country of Incorporation
Protherics Medicines Development Limited	100	trading	England and Wales
Protherics Inc.	100	trading	U.S.A. (Delaware)
Enact Pharma Limited	100	trading	England and Wales
Proteus Biotechnology Limited	100	dormant	England and Wales
Genethics Limited	76	dormant	England and Wales
Indirect Holdings
Protherics UK Limited	100	trading	England and Wales
Protherics Australasia pty Limited	100	trading	Australia
Protherics Utah Inc.	100	trading	U.S.A. (Delaware)
Protherics Services pty Limited	100	dormant	Australia
Kymed GB Limited	100	dormant	England and Wales
Enzacta R&D Limited	99.8	dormant	England and Wales
DeMontford Biopharma Limited	100	dormant	England and Wales
Enzacta Limited	99.8	dormant	England and Wales
TAb (Wales) Limited	100	dormant	England and Wales
TAb (London) Limited	100	dormant	England and Wales
Polyclonal Antibodies Limited	100	dormant	England and Wales
Property, Plants and Equipment
     The Company leases its registered office, 2,448 sq. ft. of office space at The Heath Business & Technical Park, Runcorn, Cheshire WA7 4QF, from SOG Limited. This lease commenced on April 1, 2006, for an initial period of one year and is renewable annually at the option of the Company. In addition, the Company leases a corporate office, under two leases, at 3 Creed Court, 5 Ludgate Hill, London EC4M 7AA. These leases commenced in October 2003 and December 2005 and are for an initial period of 3 years with a right to extend for a further two years.
     The Company also leases a 5,002 sq. ft. corporate office at 5214 Maryland Way, Suite 405, Brentwood, Tennessee 37027 and has recently exercised its option to lease an additional 1,554 sq. ft beginning in September 2006. The lease commenced on November 1, 2003 and will continue through December 31, 2009. In addition, the Company leases 5,307 sq.ft. of laboratory and office space at 615 Arapeen Drive, Suite 105, Salt Lake City, Utah 84108. The lease commenced June 1, 2003, and will continue through May 31, 2007.
     Protherics UK Limited, a subsidiary of the Company, owns and operates production offices, quality control laboratories and a manufacturing facility, covering approximately 200 acres, located in Ceredigion, Wales.
     Protherics Australasia Pty Limited, a subsidiary of the Company, produces antisera at its facilities leased from the Turretfield Research Centre at Rosedale, near Adelaide, South Australia, where the Company has constructed offices, laboratories and a cleanroom. The lease of the Turretfield Research Centre property expired on July 31, 2005, and the option to extend the term for a further ten years has been exercised and is currently awaiting finalization. The South Australian Minister for Primary Industries holds a security interest on the buildings and equipment of Protherics Australasia Pty Limited in connection with notes payable in the principal amount of A$1,287,000. Repayment is in equal annual installments with the final installment due in August 2007. The interest rate is variable at the discretion of the Minister for Primary Industries and is payable annually.

     The Company’s sheep flock is located at Martindale, South Australia, where the Company has an agreement with Martindale Holdings pty Limited for the grazing rights for up to 6,000 sheep. The agreement, which expires on May 31, 2008 with the option to extend for two further five-year periods, is terminable with twelve months’ notice.
     All of the Company’s laboratories, production facilities and farms are suitably equipped for their intended purposes.
ITEM 4A. UNRESOLVED STAFF COMMENTS
     None.
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
     The following discussion and analysis of the financial condition and results of operations of the Company should be read in conjunction with the financial statements and notes thereto.
A. Operating Results
Year Ended March 31, 2006 Compared to Year Ended March 31, 2005.
     Total revenues for the fiscal year 2006 decreased by £1,130,000, or 6%, to £17,709,000 from £18,839,000. The Company’s revenues were predominantly denominated in U.S. dollars and therefore, the continuing weakness of the U.S. dollar against sterling has had an unfavorable impact on the revenue generated by the two main products, CroFab® and DigiFab®.
     CroFab® contributed sales of £11,500,000, up fractionally from the £11,447,000 recorded in fiscal year 2005 with the effect of adverse exchange rates outweighing the increased U.S. dollar revenues following increased shipments and significantly higher levels of sales by our distributor, Altana, which led to increased royalties from this product.
     DigiFab® contributed sales of £3,789,000, down 35% from £5,850,000 fiscal year 2005, a year which had included a high level of shipments to Altana as they increased their inventory levels. As anticipated, shipments to Altana in the current year are significantly lower which, along with the continuing weakness of the U.S. dollar, led to reduced sterling revenues.
     Voraxaze™ revenues increased from £479,000 in fiscal year 2005 to £836,000 in fiscal year 2006, an increase of 75%. The increase in Voraxaze™ revenues, which is currently available on a named patient basis in Europe, is attributed to a continuing increase in product awareness within the medical community.
     ViperaTab™ sales reduced from £168,000 in the prior year to £96,000 during the fiscal year primarily as a result of customers continuing to reduce their inventory levels.
     Royalty income from Enfer Scientific relating to the BSE testing continued to suffer from increased competition and pricing pressures over the past two years, down from £712,000 in fiscal year 2005 to £440,000 in fiscal year 2006.
     As a result of the CytoFab™ outlicensing agreement with AstraZeneca which was announced on December 7, 2005 and became effective after the Hart-Scott-Rodino waiting period expired on January 11, 2006, the Company recognized £701,000 of the initial £16,300,000 received on entering the arrangement with the balance being deferred over the period of delivery under the contract, estimated at approximately 5 years.

     Other revenues amounted to £347,000 in fiscal year 2006 as compared to £183,000 in fiscal year 2005 due to revenue of £275,000 recognized on technology outlicensed by Enact prior to its acquisition.
     Despite the reduction in revenues, cost of sales increased 29% to £11,292,000 for fiscal year 2006 from £8,744,000 for fiscal year 2005. There were several factors driving this increase. The Company completed a significant site upgrade and expansion at its Welsh manufacturing facility. £1,362,000 of overhead expenditure was incurred during this period, which, under normal circumstances, would have been absorbed into inventory manufactured during the year. There was also a change in the ratio of products shipped, with a higher proportion of CroFab®and a lower proportion of DigiFab®, a significantly higher margin product than in the previous year. In addition, two batches of CroFab® were lost due to contamination at the Company’s third party freeze drying contractors.
     Total research and development expenses increased by £2,172,000, or 47%, from £4,575,000 in fiscal year 2005 to £6,747,000 in fiscal year 2006. The most significant factors in this rise were the continuing high levels of research and development being performed on Voraxaze™ in preparation for the regulatory submission to the FDA, planned for fiscal year 2007, and the submission made to the European Medicines Agency during 2005, and also the investment in CytoFab®, which led to the licensing agreement with AstraZeneca and the commencement of development under that agreement.
     Administration expenses increased by £2,025,000, or 28%, from £7,178,000 in fiscal year 2005 to £9,203,000 in fiscal year 2006. This increase is a consequence of several factors. Firstly, the build-up of the Company’s sales and marketing capability and Voraxaze™ pre-sales launch planning; secondly, the increased charges for share-based payments under IFRS 2 and the change in treatment of foreign exchange contracts and other derivative hedging instruments under IAS 39.
     As a result of the above factors, the Company recorded an operating loss of £9,553,000 in fiscal 2006, compared to a loss of £1,658,000 in fiscal 2005.
     Interest income for fiscal year 2006 increased by £165,000 to £401,000 as a consequence of increased cash and short term investments, particularly following receipt of the funds from AstraZeneca relating to the CytoFab® project.
     Interest expense for fiscal year 2006 reduced by £224,000 to £431,000. This was primarily the result of lower levels of interest paid on the 6% unsecured convertible loan notes issued as the main part of the consideration for the Enact acquisition in June 2003 following a significant level of conversions in the final quarter of fiscal 2005.
     The tax credit recognized in fiscal year 2006 mainly represents the anticipated receivable from the surrender of tax losses following incurrence of qualifying U.K. research and development expenditure. This amounts to £325,000, compared with £290,000 in fiscal year 2005 although this is largely offset by the release in the current year of a deferred tax asset in respect of the Company’s U.S. operations.
     The Company’s net loss for the fiscal year 2006 was £9,488,000 compared to a loss of £1,781,000 for fiscal year 2005.
B. Liquidity and Capital Resources
     The Company has devoted its efforts and resources to drug discovery and development programs. Capital resources have been used for the establishment and expansion of production facilities, for product research and development activities, for clinical testing and to meet the Company’s overall increased working capital requirements. Future capital requirements will depend on numerous factors, including revenues generated from the sale of CroFab®, DigiFab® and Voraxaze™, the success of the Company’s CytoFab® program with AstraZeneca, the progress of the Company’s other research programs and clinical trials, the development of regulatory submissions, the commercial viability of the Company’s products, the ability to attract collaborative partners with sales, distribution and marketing capabilities, and the terms of any new licensing arrangements.
     At March 31, 2006, the Company had cash and cash equivalents totaling £25,438,000. The Company had a net cash inflow from operating activities of £12,564,000, primarily as a result of the £16,300,000 received under the CytoFab® licensing agreement with AstraZeneca. Excluding this receipt, the Company would have had a net cash outflow from operating activities during fiscal year 2006 of £3,736,000, as compared to a net cash outflow of £2,801,000 in fiscal year 2005. This adverse movement resulted from the reduced revenues as a consequence of adverse effects of exchange rate movements and reduced DigiFab® shipments, along with reduced gross margin on manufactured product sold, increased administrative expenditure and research and development costs. These cash outflows have been partially recovered by the planned reduction in inventories during the shutdown undertaken to complete the expansion and upgrade of the main manufacturing facility.
     Capital expenditures financed by cash increased 99% to £1,989,000 in fiscal year 2006 from £1,001,000 in fiscal year 2005. Against these expenditures, the Company received grants of £250,000 in fiscal year 2006 compared to £10,000 in fiscal year 2005, all of which represented the balance due from the Welsh National Assembly in relation to the expansion of the manufacturing facility.
     Capital expenditures of approximately £5,000,000 are budgeted for fiscal year 2006 in order to instigate process improvements, to develop the manufacturing process for CytoFab® and to provide clinical trial material to AstraZeneca, against which the Company has secured external lease financing arrangements in excess of £2.5 million.
     Funds for operating and capital requirements historically have been provided by the issue of equity and debt and from collaboration agreements and other financing arrangements. On June 18, 2003, the Company issued unsecured convertible loan notes to those Enact shareholders who had accepted the offer from the Company with additional loan notes being issued with subsequent acceptances. By September 2003, the Company had acquired the entire issued share capital of Enact and thereby issued loan notes totaling £7,196,000. The loan notes carry interest at the rate of 6% per annum, payable twice annually in arrears. If not previously repaid, converted or repurchased, the loan notes will be repaid at par at the end of a 7-year period. The loan notes are convertible at 25p per ordinary share. The terms of the loan notes permit the Company to repurchase the loan notes at any time by tender (available to all holders alike) or by privately negotiated transactions with individual holders at any price. The nominal value of the loan notes outstanding at June 30, 2006 was £2,412,000.
     In August 2004, the Company raised an additional £9,350,000 net of anticipated expenses through a fully underwritten Cash Placing and Open Offer of new ordinary shares which was intended to further develop the antibody manufacturing process to allow cost reduction in the manufacture of CroFab®, establish a niche sales force in both Europe and the U.S. and qualify an additional filling and freeze drying contractor.
     In January 2006, the Company received a non-refundable initial payment of £16,300,000 under the CytoFab® outlicensing agreement with AstraZeneca, in order to fund the Company’s obligation under this agreement. In addition, AstraZeneca invested £7,500,000 in the Company’s ordinary shares.
     In June 2006, the Company signed an agreement with CoVaccine BV, a Dutch company, to acquire CoVaccine’s novel adjuvant. The Company will pay CoVaccine up to €1,050,000, which is to be satisfied by the grant of the right to receive 295,413 Protherics ordinary shares, following the signing of the deal, and a further 590,826 Protherics ordinary shares upon completion of two development related milestones.
     The Company anticipates significant additional expenditure in the fulfillment of its obligations under the CytoFab® agreement with AstraZeneca, in addition to increasing expenditure on its other product candidates and marketing efforts in advance of an anticipated launch of VoraxazeTM in both Europe and the U.S. Management estimates that these existing cash resources, together with anticipated revenues from product sales and expected milestone and royalty payments will be sufficient to fund operations for at least the next twelve months. The principal source of liquidity in this period will be the cash balances currently held and anticipated revenues. Management’s estimate of product sales are based primarily on orders for CroFab® and DigiFab® currently received under its U.S. distribution agreement, which provides for orders to be made 12 months in advance of shipment. The Company’s ability to fully supply orders will depend, in part, on its ability to maintain its current manufacturing capacity, the ability of its third party contractors to fill and ship orders on a timely basis, and may be subject to other market and operating risks described herein under “Item 3. Key Information – Risk Factors.”
     The Company’s financial instruments comprise borrowings, some cash and liquid resources, forward foreign currency contracts and various items, such as trade receivables and trade payables that arise directly from its operations.
     It is, and has been throughout the period under review, the Company’s policy that no speculative trading in derivative financial instruments shall be undertaken. While the impact on cashflows from movements in U.S. exchange rate can be significantly mitigated by such derivative financial instruments in the near term, there remains potential for significant impact on the results of the Company from exchange rate movements over the longer term. This arises from the main markets for the Company’s approved products being in the U.S. and therefore priced in U.S. dollars, while manufacturing costs are incurred in British pounds sterling and Australian dollars. For further discussion, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”
C. Research and Development, Patents and Licenses, etc.
     For a discussion of the Company’s research and development activities, see “Item 4. Information on the Company—Products” and “—Intellectual Property, Patents and Trademarks.”
     The Company’s research and development expenditures for fiscal years ended 2006 and 2005 were £6,747,000 and £4,575,000, respectively.
D. Trend Information
     Following the CytoFab® license agreement with AstraZeneca, effective from January 2006, the Company is recognizing the initial £16,300,000 milestone payment received over the period of the earnings process, estimated at approximately five years. The Company therefore anticipates recognizing additional revenue under this agreement during fiscal 2007, being the first full year of the agreement, in addition to appropriate recognition of any future milestone which may fall due under this agreement.
     A previously noted, the Company’s product revenues are currently largely denominated in U.S. dollars and therefore revenues from its CroFab®, DigiFab® and ViperaTAb® products are dependent upon the exchange rate ruling at the date of transaction. Advance orders of CroFab® from its U.S. distributor, Altana, for fiscal year 2007 indicate an increased level of shipments than that achieved in fiscal 2006 although the Company remains dependent upon the ability of its filling and freeze-drying contractors to meet scheduled shipment dates.
     The Company’s U.S. DigiFab® distributor, Altana, is required to provide the Company with product sales forecasts two years before anticipated delivery date and these estimates can be revised by +/- 25% until one year prior to delivery, at which point a firm order is placed. A significant proportion of the Company’s U.S. DigiFab® revenues are based solely upon the Company supplying the required product for these orders with the balance being recognized when Altana makes sales into the marketplace. Although Altana estimates that it will maintain its market share and sales to the marketplace in the coming year, Altana has advised the Company that it intends to continue to satisfy orders principally from its own inventories of DigiFab®, which may lead to a reduction in Altana’s orders of product from the

Company and decreased revenues to the Company from the principal U.S. market over the next 12 to 24 months. The Company anticipates generating revenues from sales of DigiFab® in Europe in future years, assuming that the product obtains regulatory approval in Europe, which could occur in fiscal year 2007. Again, the Company remains dependent upon the ability of its filling and freeze-drying contractors to meet scheduled shipment dates.
     The Company has a high proportion of its income derived from the U.S. markets, where pricing is in U.S. dollars, although a major proportion of its manufacturing costs are in pounds sterling and Australian dollars. The Company mitigates its currency exposures by a policy of forward covering expected revenues for up to twelve months on a rolling basis. The Company intends to implement modest selling price increases in U.S. dollars in order to mitigate the negative effects of the weak dollar, and in the longer term, to make further cost reductions in the manufacturing process. However, there can be no assurance that the Company can fully compensate for the effects of continued U.S. dollar weakness on its results.
     The cost of goods recorded by the Company increased significantly during fiscal year 2006 as a result of the unabsorbed overhead during the planned closedown of its main manufacturing facility in order to complete the site’s upgrade and expansion. In addition, the Company lost two batches of CroFab® due to contamination at the Company’s third party filling and freeze drying contractors. While the Company does not expect the former to recur during fiscal year 2007, it cannot guarantee that similar product losses will not occur. See “Item 3. Key Information – Risk Factors.”
     The Company has recorded a significant increase in research and development expenditures during fiscal year 2006 in order to advance its products in development, to seek regulatory approval for Voraxaze™, and in developing its CytoFab® product both before and, more notably, after the outlicensing of this product to AstraZeneca. This agreement will require significant development costs culminating in the supply of clinical trial material, most of which is anticipated to be incurred during fiscal 2007. Because of the long lead-times, particularly in producing serum, there will also be a requirement to build inventory ahead of a commercial launch. The Company expects to expense this inventory build, at least prior to filing for marketing approval with the FDA, which may also increase research and development expenditure. In addition, the Company will continue to invest in its Voraxaze™ product as it seeks regulatory approval for Voraxaze™ and also in improvements to the manufacturing process for CroFab® in order to reduce future cost of goods. Expenditures on the Company’s other product candidates are also expected to increase during fiscal 2007. Research and development expenditures would be funded by, and dependent on, anticipated product revenues during fiscal year 2007 and payments already received from AstraZeneca under the CytoFab® license agreement.
     The Company intends to increase its pre-marketing initiatives and to build small sales forces in both Europe and the U.S. in anticipation of an expected marketing approval of Voraxaze™ in both Europe and the U.S. in fiscal year 2008. Consequently, this will lead to increases in administrative costs during fiscal year 2007.
E. Off-Balance Sheet Arrangements
     None.

F. Contractual Obligations and Commercial Commitments
     The Company’s contractual and commercial commitments at March 31, 2006 are illustrated below.

			Payments due by period
		Less than	Between 1	Between 3	Over 5
	Total	1 year	and 3 years	and 5 years	years
	£’000	£’000	£’000	£’000	£’000
Long-Term Debt	2,727	37	60	2,630	—

Capital Lease Obligations	1,839	623	982	234	—

Operating Leases	1,102	447	550	66	39

Unconditional purchase obligations	1,348	1,348	—	—	—
     Interest, not included in the above table, for the year ending March 31,2007 is anticipated to be approximately £191,000.
Transition to International Financial Reporting Standards
     From April 1, 2005, as required by the E.U.’s IAS Regulation and the Companies Act, the Company began recording its results of operations under IFRS as adopted by the E.U. IFRS as adopted by the E.U. differ in certain respects from IFRS as issued by the International Accounting Standards Board (“IASB”). However, the Financial Statements for the periods presented would be no different had the Company applied IFRS as issued by the IASB. References to IFRS in this annual report should be construed as references to IFRS as adopted by the E.U. The date of the transition to IFRS is April 1, 2004, this being the start of the earliest period of comparative information required in the U.K., and accordingly the comparative period has been restated to apply IFRS on a consistent basis. Prior to this date, the Company prepared its financial statements under U.K. generally accepted accounting practice (“U.K. GAAP”).
     The principal effects of IFRS on the financial statements of the Company are as follows:
•	Presentation — IAS 1, Presentation of Financial Statements

The presentation format of IFRS is different from U.K. GAAP.

•	Employee option and performance share plans — IFRS 2, Share-based Payments

All transactions within the scope of IFRS 2 are valued based on the fair value of the option or award at grant date and expensed to the income statement over the vesting period of the plans.

•	Goodwill arising on acquisitions — IFRS 3, Business Combinations

IFRS 3 requires that goodwill arising upon acquisition of businesses is not amortized but is subject to impairment reviews. The Company applied the exemption not to restate business combinations prior to the date of transition, and as a result, amortization previously charged under U.K. GAAP was reversed from April 1, 2004 onwards.

•	Financial instruments — IAS 32, Financial Instruments: Disclosure and Presentation and IAS 39, Financial Instruments: Recognition and Measurement

IAS 39 determines that the instruments held to hedge the Company’s U.S. dollar receivables are required to be valued at each period end, with the movement in the fair value being reflected as an income or expense for the period, since these instruments do not qualify for hedge accounting in accordance with IFRS. In addition, the Company was unable to recognize the effect of the hedging instruments within turnover as was allowed under U.K. GAAP. The Company elected to adopt IAS 39 from April 1, 2005. Therefore the comparative financial information in respect of financial instruments is presented in accordance with U.K. GAAP.

•	Convertible loan notes — IAS 39, Financial Instruments: Recognition and Measurement

The 6% unsecured convertible loan notes are defined as compound financial instruments under IAS 39 and therefore, the instrument is required to be split between its equity and debt components upon issue. In subsequent periods, the finance charge of the Company will be increased to reflect the perceived discount on issue of the debt instrument. The Company elected to adopt IAS 32 and IAS 39 from April 1, 2005. Therefore the comparative financial information in respect of financial instruments is presented in accordance with U.K. GAAP.

•	Capitalized interest — IAS 23, Borrowing costs

IAS 23 provides the option of capitalizing or expensing borrowing cost incurred on assets in the course of construction and indicates that the option chosen should be adopted consistently. The Company has adopted a policy to expense such costs as incurred and as a result, all interest capitalized under U.K. GAAP was expensed.

•	Hedging instruments — IAS 21, The Effects of Changes in Foreign Exchange Rates

IAS 21 determines that the balance sheet of a foreign operation should be translated at the closing exchange rate of the foreign operation’s functional currency. Prior to the adoption of IAS 32 and IAS 39, on April 1, 2005, the Company used forward foreign exchange contracts to hedge against specific U.S. dollar denominated assets and such assets were retranslated at the hedged rate. Compliance with IAS 21 has required the effects of the hedging instrument, being the difference between the closing and hedged rate of exchange for these items, to be carried separately as a financial asset on the balance sheets of March 31, 2004 and March 31, 2005.
     The underlying business transactions and cash flows of the Company did not change upon the transition to IFRS. See Note 32 to our Financial Statements for further details as to the effect of the transition from U.K. GAAP to IFRS.
Material Differences between IFRS and U.S. GAAP
          The Company’s net loss for the 2006 and 2005 fiscal years as reported under IFRS amounted to £9,488,000 and £1,781,000, respectively. The Company’s net loss under U.S. GAAP for the same years would have been £12,511,000 and £7,392,000, respectively. The contributors to these differences were as follows:
•	Under U.S. GAAP, specific criteria are required to be met regarding sales made with the right of replacement. If these criteria are not satisfied, revenue related to these sales is required to be deferred until that replacement privilege lapses or when historical data exists in enough sufficiency to estimate returns. The effect of these adjustments for the fiscal years 2006 and 2005 is shown below.

•	Under U.S. GAAP, as permitted by statement of Financial Accounting Standard No. 123, “Accounting for Stock-based Compensation” the Company applies Accounting Principles Board Opinion No. 25 (“APB 25”), “Accounting for Stock Issued to Employees”. Under APB 25, compensation expense resulting from awards under variable plans is measured as the difference between the quoted market price of the underlying shares at the date when the number of shares of stock are known (the date the performance conditions are satisfied) and

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

The nature of the conditions attached to the stock option awards mean that management cannot make a reasonable estimate of the number of shares that will be eventually issued because the company cannot control the achievement of the conditions. As a consequence, the compensation expense for the stock awards is recorded only when the target is achieved based on the difference between the exercise price and the market value on that date.

IFRS mandates, for options granted after November 7, 2002 and unvested as of January 1, 2005, that the Company use a mathematical model on the date of grant to estimate the fair value when the option vests, with this fair value being recognized over the period the employee performs related services. Charges are not recognized on options issued prior to that date unless the exercise price is below the market value of the underlying share at the date of grant, in which case this difference would be recognized immediately.

This difference in accounting treatments has led to a charge under U.S. GAAP in the fiscal year ended March 31, 2006 of £292,000 lower than that reported under IFRS for the same period, whereas the charge reported under U.S. GAAP at March 31, 2005, is £352,000 higher than that reported under IFRS for the same period.

•	Financial Accounting Standard No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“FAS 133”), was issued in June 1998. This standard, which was effective for fiscal years beginning after January 1, 2001, requires all derivatives to be recognized in the balance sheet as either assets or liabilities and measured at fair value. The Company has not designated any of its derivative instruments as qualifying hedge instruments under FAS 133 and accordingly, the Company records changes in the fair value of its derivative instruments (gains and losses) in its earnings during the period of change. Under IFRS, for fiscal years up to March 31, 2005, the Company was not required to account for these instruments at fair value but was required to adopt this treatment for the year ended March 31, 2006. The effects of recording the fair value of the derivative instruments on the balance sheet under U.S. GAAP for fiscal year ended March 31, 2005, and corresponding effects on earnings for the fiscal years ended March 31, 2005 is illustrated in the table below.

•	Under U.S. GAAP, in-process research and development acquired with Enact is separately identified and a fair market value determined at the date of acquisition. This cost is subsequently expensed in the fiscal year. The remaining goodwill as determined by U.S. GAAP is not amortized but is subject to annual impairment review. Under the transitional arrangements within IFRS, the in-process research and development forms part of the goodwill and was subject to an annual impairment review. The effect of these adjustments in the fiscal years 2006 and 2005 are shown below.

•	Under U.S. GAAP, the 6% unsecured convertible loan note is considered to be debt whereas, under IFRS, an equity component is established. This has the effect of reducing the net assets of the Company and also affects the annual finance charge from this instrument. The effect of this adjustment in respect of fiscal years 2006 and 2005 are shown below.

     The net effect of the above adjustments between IFRS and U.S. GAAP is illustrated in the table below:

	Year Ended March 31,
	2006	2005
	£’000	£’000
Net (loss) / profit of Company under IFRS	(9,488)	(1,781)
U.S. GAAP reconciling adjustments:
Revenue recognition	(3,117)	(4,593)
Stock compensation plans	292	(352)
Derivative instruments and hedging activities	—	(626)
6% Unsecured convertible loan notes	28	—
Other miscellaneous differences between IFRS and U.S. GAAP	(226)	(40)

Net (loss) under U.S. GAAP	(12,511)	(7,392)

     Under IFRS, the Company’s shareholders’ funds on March 31, 2006 and 2005 amounted to £26,352,000 and £25,969,000, while under U.S. GAAP the balances would have been £5,454,000 and £8,591,000, respectively. The contributors to these differences are illustrated in the table below:

	Year Ended March 31,
	2006	2005
	£’000	£’000
Equity Shareholders’ funds under IFRS	26,352	25,969
Adjustments:
Revenue recognition	(11,948)	(8,831)
Acquisition of Enact	(9,199)	(9,199)
Stock compensation plans	405	105
Derivative instruments and hedging activities	—	395
6% Unsecured convertible loan notes	(158)	—
Other miscellaneous differences between IFRS and U.S. GAAP	2	152

Equity Shareholders’ funds under U.S. GAAP	5,454	8,591

     Further discussion of the differences between IFRS and U.S. GAAP is contained in Note 33 of the Financial Statements included as Item 17 of this report.
     Net Operating Loss Carryforwards
     The tax credits in fiscal years 2006 and 2005 have risen as a result of research and development expenditure claimed under the Finance Act 2000. In fiscal year 2006 a deferred tax asset of £247,000 previously recognized in respect of the operating losses incurred in the U.S. was released since it is the directors’ opinion, based upon recent and forecast trading, that the level of profits in the U.S. in the forthcoming years will, in the short term, no longer lead to the realization of these assets. At March 31, 2006, the Company had tax losses, subject to the agreement of the Taxation Authorities, of approximately £72 million (2005: £73 million) available for offset against future taxable profits of the same trade. Of these losses, approximately £18.6 million (2005: £20 million) relates to net operating losses of Protherics Inc., the use of £11.5 million of which is restricted to £0.9 million (US$1.5 million) per year.
     Recently Issued Accounting Pronouncements
     In December 2004, the FASB issued FASB Statement No. 123 (Revised 2004), “Share Based Payment” (“SFAS 123R”), which replaces SFAS 123, “Accounting for Stock Based Compensation”, and supersedes APB Opinion 25, “Accounting for Stock Issued to Employees”. SFAS 123R requires all share based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. In April 2005, the SEC released a final rule, “Amendment to Rule 4-01(a) of Regulation S-X regarding the compliance date for Statement of Financial Accounting Standards No, 123 (Revised 2004), Share Based Payment”, which delayed the implementation date of FAS 123R until the first annual period beginning after June 15, 2005. The pro forma disclosures previously permitted under SFAS 123 will no longer be an alternative to financial statement recognition. Under SFAS 123R, the Company must determine the appropriate fair value model to be used for valuing share based payments, the amortization method for compensation cost and the transition method to be used at the date of adoption in the Company’s financial statements. The transition methods include prospective and retroactive adoption options. Under the retroactive option, prior periods may be restated either as of the beginning of the year of adoption, or for all periods presented. The prospective method requires that compensation expense be recorded for all unvested awards at the beginning of the first quarter of adoption of SFAS 123R, while the retroactive method would record compensation expense for all unvested awards beginning in the first period restated. During 2005 and 2006, the FASB issued FSP FAS 123(R)-1, FSP FAS 123(R)-2, FSP FAS 123 (R)-3 and FSP FAS 123 (R)-4, which provide additional considerations for companies transitioning to FAS 123(R) and practical application guidance. The Company has adopted SFAS 123R beginning April 1, 2006, using the modified-prospective method and is in the process of assessing the impact of the adoption of SFAS 123R on the Company’s financial position, results of operations and cash flows under U.S. GAAP.
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
     In February 2006, the FASB issued FASB Statement No. 155 (“SFAS 155”), “Accounting for Certain Hybrid Financial Instruments”, an amendment of FASB Statements No. 133 and 140. SFAS 155 nullifies the guidance from the FASB’s Derivatives Implementation Group (“DIG”) in Issue D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets”, which deferred the application of the bifurcation requirements of SFAS 133 for certain beneficial interests. SFAS 155 provides a fair value measurement option for certain hybrid financial instruments that contain an embedded derivative that would otherwise require bifurcation and requires that beneficial interests in securitized financial assets be analyzed to determine whether they are freestanding derivatives or whether they are hybrid instruments that contain embedded derivatives requiring bifurcation. SFAS 155 also provides clarification on specific points related to derivative accounting. SFAS 155 is effective for fiscal years beginning after September, 15 2006. The Company does not currently expect SFAS 155 to have a material impact on its financial position, results of operations or cash flows.
     In July 2006, The FASB issued FASB Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes”. FIN 48 prescribes a comprehensive model for how a company should recognize, measure, present and disclose in its financial statements uncertain tax positions that the company has taken or expects to take on a tax return. FIN 48 requires that a tax benefit from an uncertain position may only be recognized if it is more likely than not that the position is sustainable based on its technical merits and the amount of the benefit recognized is the largest amount of the tax benefit that is greater than 50 per cent likely of being realized upon ultimate settlement with a taxing authority. The Company will assess all material open positions in all tax jurisdictions as of adoption date and determine the appropriate amounts of tax benefits that are recognizable under FIN 48. Any difference between the amounts previously recognized and the benefit at the adoption date will be recorded as an adjustment to retained earnings. FIN 48 is effective for annual periods beginning after December 15, 2006. The Company does not currently expect FIN 48 to have a material impact on its financial position, results of operations or cash flows under U.S. GAAP.
     In June 2005, the Emerging Issues Task Force (“EITF”) reached consensus on Issue 05-6, “Determining the Amortization Period for Leasehold Improvements Purchased after Lease Inception or Acquired in a Business Combination”. EITF 05-6 requires leasehold improvements acquired in a business combination to be amortized over the shorter of the useful life of the assets or a term that includes required lease periods and renewals deemed to be reasonably assured at the date of acquisition. Additionally, the Issue requires improvements placed in service significantly after and not contemplated at or near the beginning of the lease term to be amortized over the shorter of the useful life of the assets or a term that includes required lease periods and renewals deemed to be reasonably assured at the date the leasehold improvements are purchased. EITF 05-6 is effective immediately and the consensus should be applied to leasehold improvements (within the scope of this Issue) that are purchased or acquired in reporting periods beginning after Board ratification of the consensus (June 29, 2005). Early application of the consensus is permitted in periods for which financial statements have not been issued. The adoption of EITF 05-6 has not had a material impact on the Company’s financial position, results of operations or cash flows under U.S. GAAP.
     In November 2005, the FASB issued FSP 115-1 and FSP 124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” which nullify certain requirements of EITF 03-1 and supersede EITF D-44. The FSPs provide guidance for identifying impaired investments and new disclosure requirements for investments that are deemed to be temporarily impaired. The FSPs are effective for fiscal years beginning after December 15, 2005. The Company does not expect the adoption of the FSPs to have a material impact on its financial position, results of operations or cash flows under U.S. GAAP.
Application of Critical Accounting Policies
     The critical accounting policies and estimates applied by the Company under IFRS, and where appropriate, U.S. GAAP, are:
     Revenue - Revenue represents amounts receivable in respect of the sale of goods and services, license agreements and intellectual property to customers during the year, net of trade discounts given and value added tax. A description of the various elements of revenue and their accounting policies is given below:

•	Products revenue is partly recognized upon the shipment of products to the distributor, the significant risks and rewards having been transferred to the distributor, with further amounts being recognized in accordance with the contractual terms upon shipment to the end user.

•	Non-refundable up-front payments received by the Company are deferred and recognized over the period of the earnings process.

•	Royalty income is generated by sales of products incorporating the Company’s proprietary technology. Royalty revenues are recognized once the amounts due can be reliably estimated based on the sale of underlying products and collectibility is assured. Where there is insufficient historical data on sales and returns to fulfill these requirements, for example in the case of a new product, the royalty revenue will not be recognized until the Company can reliably estimate the underlying sales.
     As described above, it is the Company’s policy to recognize revenue in full on non-refundable license fees where the earnings process is complete. During the year, the Company received £16,300,000 from AstraZeneca in a Patent and Know How License Agreement. These monies are non-refundable and are being recognized as revenue as the varying obligations within the contract are being satisfied, estimated to be over a period of 5 years. In determining the revenue recognition period, management considered the detailed criteria for the recognition of revenue per IAS 18, Revenue, and is satisfied that all requirements have been met by the Company.
     Certain sales of the Company’s DigiFab® product include a right of replacement. Under U.S. GAAP, FASB 48 “Revenue Recognition When Right of Return Exists” indicates that an absence of historical experience with similar types of sales of similar products may impair the ability to make a reasonable estimate of returns. Because DigiFab® is a relatively new product, there is an absence of historical experience for these sales, and therefore all revenue related to sales that include a right of replacement is currently deferred under U.S. GAAP until the replacement privilege expires or sufficient historical sales returns information becomes available.
     The Company has a policy of holding forward foreign exchange contracts to hedge operating cash flows denominated in currencies other than British pounds sterling. As allowed under the transition rules to IFRS for fiscal year 2005, where the revenue denominated in a currency other than pounds sterling is the subject of a hedged instrument, revenue is recognized at the hedged rate. For fiscal years 2006 onwards, revenue denominated in a currency other than pounds sterling is recognized at the rate ruling at the time of the transaction.
     Deferred tax - Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are recognized for all taxable temporary differences and deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the temporary difference arises from goodwill or the initial recognition (other than a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.
     Deferred tax liabilities are recognized for taxable temporary differences arising from investments in subsidiaries and associates, and interests in joint ventures, except where the Company is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.
     The Company’s opinion is that the trading projections do not satisfy the definition within the relevant IFRS to enable it to recognize deferred tax assets for its U.K. and U.S. operations at March 31,

2006. In the event that trading projections would satisfy the definition of the relevant IFRS, these assets could be recognized and credited to income in the period such determination was made.
     Goodwill - Goodwill represents the excess of the cost of an acquisition over the fair value of the Company’s share of the net identifiable assets, including intangible assets, of the acquired subsidiary at the date of acquisition. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Gains and losses on the disposal of a subsidiary include the carrying amount of goodwill relating to the subsidiary sold.
     Goodwill arising on acquisitions before the date of transition to IFRS has been retained at the previous U.K. GAAP amount. Goodwill arising on acquisitions in the year ended March 31, 1998 and earlier periods has been written off to reserves, has not been reinstated in the balance sheet and is not included in determining any subsequent profit or loss on disposal.
     Research and development expenditure - Research expenditure is recognized as an expense as incurred. Expenditure incurred on development projects (relating to the design and testing of new or improved products) are recognized as intangible assets when it is probable that the project will be a success, considering factors including its commercial and technological feasibility, status of regulatory approval, and the ability to measure costs reliably. Other development expenditures are recognized as an expense as incurred. Development expenditures previously recognized as expenses are not recognized as assets in a subsequent period. Development expenditure that have a finite useful life and that have been capitalized are amortized from the commencement of the commercial production of the product on a straight line basis over the period of its expected benefit.
     No development expenditure has been capitalized in either the current or prior year.
     Research and development inventories - Research and development inventories are fully provided for in the income statement for the year, and are reinstated as appropriate if the related products are brought into commercial use.
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
Directors and Senior Management
     The following table sets forth information as of June 30, 2006 about the directors and executive officers of the Company.

Name	Age	Position within the Company
Executive Directors
Andrew John Heath, M.D., Ph.D.	58	Chief Executive Officer and Director
Barrington Marshall Riley, BA, FCA	57	Finance Director and Director
James Campbell Christie, BSc., MBA	48	Operations Director and Director

Non-Executive Directors
Stuart Michael Wallis, FCA, CTA(1)(2)	60	Chairman
Garry Watts, FCA(1)(2)(3)	48	Director
John Robert Brown, Ph.D, MBA(1)(2)(3)	51	Director
Bryan Geoffrey Morton, BSc., MBA(1)(2)(3)	50	Director

Executive Officers
Saul Komisar, MBA, BS, CCM	37	President, Protherics Inc.
Ian Scoular, Ph.D, BSc, DMS	56	Director of Business Development
Sally Waterman, Ph.D, BSc, DMS	48	Director of Research & Development
Nick Staples, Ph.D, BSc	36	Director of Corporate Affairs

(1)	Member of Nomination Committee.

(2)	Member of Remuneration Committee

(3)	Member of Audit Committee
     Executive Directors
     Andrew John Heath, M.D., Ph.D. is the Chief Executive Officer of the Company. Dr. Heath holds a science degree from the University of London and an M.D. and Ph.D. from Sweden’s Gothenburg University. After a career in research and clinical medicine at Vanderbilt University, he joined the pharmaceutical industry in 1989. Dr. Heath has held both R&D and commercial positions with Glaxo and Astra, in Europe and the U.S. He served as Chief Executive Officer at AeroGen Inc, from 1996, joining Therapeutic Antibodies Inc. as Chief Executive Officer in March 1998. He continued as CEO upon the formation of Protherics in 1999 following the merger of Therapeutic Antibodies Inc. and Proteus International plc. Andrew Heath is a non-executive director of XL Techgroup Inc. and the BioIndustry Association.
     Barrington Marshall Riley, B.A., F.C.A. is Finance Director for the Company. After qualifying as a Chartered Accountant, Mr. Riley joined the Bowater Organization, where he had responsibility for the finance function at several operations. From there he moved to FMC Corporation, the U.S. conglomerate where he had general management responsibilities and headed the finance function for a specialty chemical operation and also oversaw the head office finance function for all U.K. operations. He joined Proteus International in 1995 as Finance Director and was closely involved in the merger with Therapeutic Antibodies Inc. in 1999.
     James Campbell Christie, B.Sc., M.B.A. is Operations Director for the Company. He joined the biopharmaceutical industry in 1980 and worked with GSK, Celltech and Centocor BV, before joining Therapeutic Antibodies Inc. in 1998. Mr. Christie was appointed to the Protherics Board in September 1999. He has management responsibility for manufacturing, quality, process development and technical support operations both in Australia and in the U.K.
     Non-Executive Directors
     Stuart Michael Wallis, F.C.A., C.T.A.. serves as Chairman of the Company. He was previously the Chief Executive Officer of Fisons plc and Chairman of Communisis plc and is currently Chairman of Plethora Solution Holdings PLC, The Simply Smart Group Ltd., TSL Education Ltd. and BCS Global Networks Ltd. He became Chairman of Therapeutic Antibodies Inc. in September 1998 and became Chairman of the Company when Therapeutic Antibodies merged with the Company in September 1999.
     Garry Watts, FCA is currently the Chief Executive Officer of SSL International PLC having previously held the position of Finance Director and Managing Director for Europe. He is also a non-executive director of the Medicines and Healthcare Products Regulatory Agency, where he chairs the Audit and Risk Committee. Previously, he held executive directorships at Celltech Group plc and Medeva plc. He is a Chartered Accountant and was previously a partner with KPMG, leading the U.K. healthcare and life science practice.
     John Robert Brown, Ph.D, MBA was previously the Chief Executive Officer of Acambis PLC and held the position of Finance Director. He is currently the Chairman of the Roslin Institute and Scottish Biomedical Ltd. He is a non-executive director of Vectura PLC, Ardana plc and Cambridge Antibody PLC. He is a member of the U.K. Department of Trade & Industry Technology Strategy Board.
     Bryan Geoffrey Morton, B.Sc, MBA has a BSc in Pharmacology from Aberdeen University and an MBA from Durham University. He began his pharmaceutical career in sales and has held positions in medical information, marketing, sales management, business development and general management during a 29 year career in the healthcare industry largely with Merck and Co. Inc. and Bristol Myers

Squibb. Mr. Morton has lived and worked in U.K., U.S., Australia and Belgium and in 2003 founded Zeneus Pharma through the acquisition of Elan’s European sales and marketing business. Backed by Apax, this venture resulted in the sale of Zeneus to Cephalon in late 2005 after two highly successful years of profitable operation. He is a non-executive director of Aircraft Medical Ltd, a medical device company, and is a member of the Pilgrim Software global advisory board.
     Anthony Atkinson and David Gration, both non-executive directors of the Company, resigned on April 19, 2005 and July 20, 2005, respectively.
     Executive Officers
     Saul Komisar, MBA, BS, CCM has served as President of Protherics Inc. since November 2000. Mr. Komisar joined Protherics in December 1996, having spent the previous six years working in corporate finance and banking, specializing in the healthcare industry. He has responsibility for Protherics’ U.S. operations, including the commercialization of the Company’s FDA approved products. He holds an MBA from The Owen Graduate School of Management at Vanderbilt University.
     Ian Scoular, Ph.D, BSc, DMS has served as Director of Business Development for the Company since July 2002. Mr. Scoular has more than 20 years business development experience in the pharmaceutical industry through positions in Nycomed Pharma, Schering Plough and Reckitt & Colman. He is responsible for seeking commercial partners for the Company’s development products and intellectual property portfolio.
     Sally Waterman, Ph.D, BSc, DMS has served as Director of Research and Development since April 2005. Ms. Waterman has over 20 years experience within the pharmaceutical industry. She previously served as Director of Development Operations at Xenova Group plc, following its acquisition of KS Biomedix Holdings plc, where she was Vice President of Research and Development. Prior to this, she held various senior positions within Vanguard Medica plc (now Vernalis plc), including Vice President of Non-Clinical Development.
     Nick Staples, Ph.D, BSc has served as Director of Corporate Affairs since November of 2003 and is responsible for corporate development and investor relations. He was previously a biotechnology analyst at WestLB Panmure and spent 4 years as a management consultant in the Life Sciences practice at PA Consulting Group, gaining experience in strategic planning, business analysis and due diligence.
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
Compliance with NASDAQ Marketplace Rules
     Protherics’ American Depositary Shares began trading on the NASDAQ Global Market in September 2005. As a listed issuer, the Company is subject to NASDAQ’s corporate governance standards contained in NASDAQ’s Marketplace Rules. In general, under Marketplace Rule 4350, foreign private issuers such as Protherics are permitted to follow home country corporate governance practices instead of certain provisions of Rule 4350 without having to seek individual exemptions from NASDAQ. A foreign private issuer that elects to follow a home country practice instead of any such provisions of Rule 4350 must submit in advance to NASDAQ a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws.

The Company’s independent United Kingdom counsel has certified to NASDAQ that the Company’s corporate governance practices are not prohibited by the laws of England and Wales.
     The requirements of Rule 4350 and the corporate governance practices that the Company follows in lieu thereof are described below:
•	Rule 4350(f) requires that the quorum for any meeting of stockholders must not be less than 33 1/3% of the outstanding shares of a company’s common voting stock. At June 30, 2006, the Company’s Articles of Association provide that not less than three shareholders present in person or by proxy and entitled to vote shall constitute a quorum for the transacting of business at any general meeting of shareholders although this requirement has subsequently been reduced to two shareholders. This quorum requirement is consistent with customary practice in the United Kingdom and is not prohibited by the laws of England and Wales.

•	Rule 4350(c) requires that nominees to a company’s board of directors be selected, or recommended for the board’s selection, either by a majority of the company’s independent directors or by a nominations committee comprised solely of independent directors. Nominees for Protherics’ board of directors are selected by its Nomination Committee, which is comprised of five directors, four of whom are non-executive directors meeting NASDAQ’s definition of “independent director.” The fifth member of the committee is the Company’s Chief Executive Officer, who is not considered “independent.” As comprised, however, the Nomination Committee complies with the Listing Rules of the UK Financial Services Authority (the “Listing Rules”) and the laws of England and Wales.

•	Rule 4350(i) requires that issuers obtain shareholder approval before a stock option or purchase plan is established or materially amended or other equity compensation arrangement is made pursuant to which stock may be acquired by officers, directors, employees or consultants of the issuer, subject to certain exceptions. The Company seeks shareholder approval for the adoption or amendment of stock plans or stock purchase plans only as required by the Articles of Association of the Company, the Listing Rules and the laws of England and Wales. Subject to the exceptions permitted in the Listing Rules, this involves seeking shareholder approval to any such plan that falls into either of the following categories (as defined in the Listing Rules):
a)	an employees’ share scheme, if the scheme involves or may involve the issue of new shares or the transfer of treasury shares; and

b)	a long-term incentive scheme in which one or more directors of the Company is eligible to participate and to material amendments of that scheme to the extent required by the scheme’s rules. In this context, it should be noted that the provisions of the rules relating to whether amendments to the scheme rules must be approved by shareholders must themselves be drafted to ensure compliance with the Listing Rules.
Compensation
     There are five main elements of the compensation packages for Executive Directors:
•	Basic salaries and benefits in kind

•	Share option plans

•	Long Term Incentive Plan (the “LTIP”)

•	Annual Incentive and Deferred Bonus Plan (the “DBP”)

•	Pensions
     The Company’s policy is that a substantial proportion of the compensation of the Executive Directors should be performance related. As described below, Executive Directors may earn annual incentive payments to be paid under the Company’s DBP, the maximum of which is between 30% and 50% of their basic salary. In the year ended March 31, 2006, Directors and senior executives were given the opportunity to waive all rights to receive an annual bonus under the DBP and, at the sole discretion of the Remuneration Committee, the Company would make additional contributions to the Company’s Pension Plan on behalf of those Directors and senior executives totaling to an amount which would otherwise have been paid under the DBP plus 10% thereof, being a portion of the saving to the Company as a result of the method of bonus payment. In addition, the Directors benefit from participation in the share-based compensation plans.
     Further details as to the elements of executive director compensation packages are set out below.
•	Basic salaries and benefits in kind
     Basic salaries are determined by the Remuneration Committee prior to the beginning of each year and when an individual changes position or responsibility. In deciding appropriate levels, the committee considers the Company as a whole and takes into account the performance of the individual and the rates for similar positions in comparable companies. Basic salaries are reviewed annually.
     Benefits in kind include permanent health insurance and private medical insurance. Benefits in kind are not pensionable.
•	Share option plans
     An Executive Share Option Plan (the “ESOP”) was adopted following the Extraordinary General Meeting on January 27, 2005. The ESOP is believed to be consistent with current best practice guidelines. It consists of an unapproved section with a U.K. Inland Revenue approved addendum.
     The Company also operates an Approved Savings Related Share Option Plan, which is open to all employees with a minimum of six months service.
     The Company has previously operated an Approved Share Option Plan, an Unapproved Share Option Plan and an Approved Savings Related Share Option Plan for Executive Directors and employees to motivate those individuals through equity participation in the Company. The Remuneration Committee has responsibility for supervising the plans and the grant of options to Executive Directors under the terms of the plans.
     With the exception of the Savings Related Share Option Plan, the Committee’s current policy is not to use the ESOP or previous option plans for awards to Executive Directors, but to use the Long Term Incentive Plan as the primary incentive mechanism. To date, no options have been granted to Directors under the ESOP.
     Further details of these plans are discussed later in this section within “Share Options and Warrants Granted in Protherics PLC”.
•	Long Term Incentive Plan (the “LTIP”)
     The Company adopted the 2005 Long Term Incentive Plan following approval by shareholders at the January 27, 2005 Extraordinary General Meeting. The LTIP is used as the primary incentive mechanism for executive directors. Awards may be granted to other key employees at the discretion of the Remuneration Committee. Details of the LTIP are discussed later in this section under the heading, “Share Options and Warrants Granted in Protherics PLC.”

•	Annual incentive and Deferred Bonus Plan (the “DBP”)
     The Company adopted the 2005 Deferred Bonus Plan following approval by shareholders at the January 27, 2005 Extraordinary General Meeting. The Remuneration Committee’s current policy is to grant awards annually to executive directors and senior employees, at the discretion of the Commmittee. Details of the DBP are discussed later in this section under the heading, “Share Options and Warrants Granted in Protherics PLC.”
•	Pensions
     The Company operates a defined contribution pension plan for the benefit of Executive Directors and employees. Their dependents are eligible for a lump sum in the event of death in service. The assets of the pension scheme are held separately from those of the Company. The Committee may make payments to the pension plan in lieu of bonuses or salary increases, at its discretion.
     For information relating to these elements to the compensation packages for executive directors, see Note 7 of the Notes to the Consolidated Financial Statements included herein at Item 17.
     Executive Directors of Protherics - The following executive directors of Protherics have entered into service contracts with the Company, the details of which are as follows:

	Date of		Notice period due from
Director	Agreement	Annual salary	the Company	the Director
A. Heath	November 6, 2001	£115,396	12 months	12 months
		U.S. $113,000
B.M. Riley	July 13, 1995	£130,000	12 months	6 months
J.C. Christie	September 21, 2000	£140,000	12 months	6 months
     Upon serving or receiving notice, the Company has the right at its discretion to pay salary in lieu of notice. There are no other provisions for compensation payable upon early termination of the service contracts. The executive directors of Protherics are also entitled to the following benefits: private medical insurance for themselves and their immediate families, long term disability insurance, and payment of professional memberships and subscriptions. In addition, the Company makes contributions to a defined contribution pension for the executive directors. In the case of Dr. Heath, the Company made pension contributions of £100,104 per annum in lieu of salary and £32,325 (being 15% of his salary plus additional contributions in lieu of salary) , in addition to a maximum of $16,950 of his U.S. salary. In the case of Mr. Riley, the Company made pension contributions of £30,000 in lieu of salary and £16,000 (being 10% of his salary plus additional contributions in lieu of salary). The Company made 10% pension contributions on behalf of Mr. Christie amounting to £14,000. The Company also has a bonus scheme under which the remuneration committee may award the executive directors of Protherics bonuses of up to 50 percent of salary. Termination of the contracts requires six months notice by the employee and twelve months notice by the Company, with the exception of Dr. Heath, where the notice periods are twelve months from either party.
     Except as set out above, there are no existing or proposed service contracts between the executive directors and any member of the Company.
     Non-executive Directors of Protherics - Pursuant to a consultancy agreement dated September 1, 1998, and subsequently amended by agreement, Mr. Wallis received £35,000 during the year ended March 31, 2006. The agreement is terminable by 12 months notice from either party. In addition, Mr. Wallis received £35,000 during the year for his services as Chairman of the Board under a letter of agreement dated September 1, 1998, subsequently amended by agreement. The letter of agreement is terminable by either party on 12 months notice. The Company has also provided a fully expensed automobile to Mr. Wallis.
     Mr. Watts has a letter of appointment dated January 19, 2004 under which he received £30,000 in fiscal year 2006. The appointment is terminable by either party on 3 months notice.
     Dr. Brown has a letter of appointment dated February 23, 2004 under which he received £30,000 in fiscal year 2006. The appointment is terminable by either party on 3 months notice.
     Mr. Morton has a letter of appointment dated July 21, 2005 under which he received £16,667 in fiscal year 2006. The appointment is terminable by either party on 3 months notice.
     The Board has appointed the following standing committees:
     Audit Committee. The Audit Committee is comprised of Messrs. Watts, Brown and Morton. Mr. Wallis resigned from this Committee on May 26, 2005. Mr. Gration served as a member of the Committee until his resignation from the Board on July 20, 2005. Mr. Morton was appointed to the Committee on August 1, 2005. The Audit Committee monitors the adequacy of the Company’s internal controls, reviews accounting policies and financial reporting and discusses with the auditors the proposed audit program and the results of the audit of the Company’s financial statements. The Audit Committee is chaired by Mr. Watts.
     Remuneration Committee. The Remuneration Committee is comprised of Messrs. Wallis, Watts, Brown and Morton. Mr. Gration served as a member of the Committee until his resignation from the Board on July 20, 2005. Mr. Morton was appointed to the Committee on August 1, 2005. The Remuneration Committee meets at least once a year to review the Company’s policy on directors’ remuneration. The Remuneration Committee evaluates the performance of the executive directors and other senior employees and advises the board regarding their annual remuneration package. The Remuneration Committee is chaired by Dr. Brown.
     Nomination Committee. The Nomination Committee has been established to recommend the appointment of new directors to the Board. The Nomination Committee is comprised of Messrs. Wallis, Watts, Brown, Morton and Heath. Dr. Heath and Mr. Morton were appointed to the Committee on May 26, 2005 and August 1, 2005, respectively. Mr. Gration served as a member of the Committee until his resignation from the Board on July 20, 2005. The Nomination Committee is chaired by Mr. Wallis.
Employees
     The number of persons, including directors, employed by the Company as of March 31, 2006, 2005, and 2004, broken down by activity and geographic location, is shown below.

	2006			2005			2004
	U.K.	U.S.	Australia	U.K.	U.S.	Australia	U.K.	U.S.	Australia
Management	30	2	4	27	2	5	27	1	4
Administration	28	5	3	19	3	2	18	3	3
Research and production	106	7	29	103	8	42	113	6	44
Total	164	14	36	149	13	49	158	10	51
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
Share Ownership
     The following table sets forth, for each executive and non-executive director of the Company, their interest in the ordinary shares of the Company (including the interests of their immediate families and persons connected with them) and the percentage of the Company’s outstanding share capital represented by such ownership interests as of June 30, 2006.

	Ordinary		6% Convertible
Name	shares owned	Percentage	Loan Notes (£)
S.M. Wallis	503,724	0.21%	60,606
A.J. Heath	346,498	0.14%	24,242
B.M. Riley	30,019	0.01%	15,151
J.C. Christie	28,343	0.01%	—
G. Watts	—	—	—
J.R. Brown	20,000	0.01%	—
B.G. Morton	—	—	—
     The 6% Loan Notes are convertible into ordinary shares at 25p per ordinary share from December 19, 2004 and expire by their terms on June 19, 2010.

     Share Options and Warrants Granted in Protherics PLC
     The Company has operated an approved share option plan, an unapproved share option plan and an approved savings related share option plan for executive directors and employees to motivate those individuals through equity participation in the Company. A separate option plan was set up for the benefit of certain former Therapeutic Antibodies employees at the time of the 1999 merger.
     On January 27, 2005, the Company adopted a new Long-term Incentive Plan (“LTIP”), a Deferred Bonus Plan (“DBP”) and an Executive Share Option Plan (“ESOP”) consisting of an unapproved section with a linked Inland Revenue approved addendum. The Company has also granted individual unapproved options. The plans are overseen by the Remuneration Committee which determines the amounts and terms of awards granted to eligible individuals under each plan. Details of the plans under which options have been granted are set out below.
•	2005 Executive Share Option Plan (the “ESOP”).
     The option price is the greater of the market value of the shares on the date of grant (or the average market values on the three days immediately preceding the date of grant if the Committee so determines) and the nominal value of the shares. In any year, the value of options granted to an individual will not exceed twice the individual’s annual remuneration (excluding bonuses, commissions and benefits in kind). This limit may be exceeded in exceptional circumstances at the discretion of the Remuneration Committee.
     Subject to satisfying performance conditions which are imposed at the time options are granted, options will be exercisable from the end of the vesting period, normally three years from the date of grant, to ten years from the date of grant. The Committee may waive the performance conditions, in certain circumstances subject to their replacement with equally stringent conditions. The Committee retains discretion not to set performance conditions for awards made to employees who are not Executive Directors.
•	2005 Long-term Incentive Plan (the “LTIP”)
     Awards under the LTIP are made in the form of share options over new issue shares with an award price equal to the aggregate nominal value of the number of shares under option. The Remuneration Committee’s current policy is to grant awards twice yearly. The value of awards granted in a one-year period will not exceed the amount of the individual’s annual remuneration (excluding bonuses and benefits in kind). This limit may be exceeded in exceptional circumstances at the discretion of the Committee.
     Provided the Remuneration Committee is satisfied that the Company has achieved sound underlying performance, awards will vest based on the Company’s Total Shareholder Return (“TSR”). Performance will be measured after three years from the date of grant by measuring the Company’s TSR against a comparator group consisting of the primary listed components of the FTSE All Share Pharmaceutical and Biotech Index but excluding those companies in the FTSE 100 (currently Alliance Unichem Plc, AstraZeneca PLC, GlaxoSmithKline PLC and Shire plc). TSR will normally be averaged across a period of three months before the date of the award and three months before the date on which the performance period ends, although the Committee may determine that a different averaging period is appropriate and properly reflective of management performance. In any event, this will not be more than six months or less than one month. This is in keeping with normal market practice and is a practical adjustment to smooth out the impact of short-term market influences and to provide a more robust measure of the performance of the Company. Awards will vest, on a sliding scale between each step, as follows:

Protherics PLC TSR relative to comparator group	% of total award vesting
Upper decile	100%
Upper quartile	80%
Median	30%
Below median	Nil
     Measuring the Company’s performance against these comparators recognizes the importance for shareholders that the Company outperform its sector and reflects the importance of the Company’s aim of sustainable share price growth.
     Under the LTIP, awards can be made in the form of options at nil or a nominal price per share. Options were granted under the LTIP on February 28, 2005, July 19, 2005, December 21, 2005, and June 12, 2006.
     Under the LTIP, the Board has also adopted a Performance Share Plan, pursuant to which the Company may make conditional awards of ordinary shares to eligible employees, subject to the achievement of certain performance targets as determined by the Remuneration Committee.
•	2005 Deferred Bonus Plan (the “DBP”)
     Awards under the DBP may be paid, at the discretion of the Remuneration Committee, in the form of cash or options to purchase ordinary shares, subject to achieving certain performance targets set by the Committee. The maximum award is set at 50% of basic salary, but may be exceeded in exceptional circumstances. Performance is measured against annual targets, which are set for each individual participant and are determined with reference to the requisite performance for achieving the overall strategic objectives of the business. These targets may be amended should the Remuneration Committee consider this to be in the interests of the Company, subject to their replacement with equally stringent conditions. The Committee will determine the extent to which the award will be delivered as cash or, as an option over the Company’s ordinary shares.
     Where awards under this plan are delivered as an option, the number of shares under the award is calculated by dividing the amount of the bonus by the market value of the shares on the date on which the award vests, or such other day as the Committee determines. Options will normally be granted at a nominal, or nil, exercise price and will normally be exercisable between two and ten years after grant. If the individual leaves within the two year deferral period, under normal circumstances the option is forfeited. The Committee retains the discretion to allow the individual to retain the shares if appropriate.
     Under the DBP, awards can be made in the form of options at nil or a nominal price per share. Options were granted under the DBP on June 12, 2006 at 2p per share. Benefits arising under the DBP are not pensionable.
     Under the DBP, the Board has also adopted a U.S. Sub-Plan providing for awards under the DBP to eligible employees who are U.S. taxpayers.
•	Savings-related Share Option Plan
     The Company also operates an Approved Savings Related Share Option Plan, which is open to all employees with a minimum of six months service. Options may be granted under this Plan at a discount of up to 20% of market value on the date immediately preceding the date of the invitation made to employees to subscribe for options. All options granted under this plan during the year and outstanding at March 31, 2006, have been made at a 20% discount. Options may be exercised during the period of six months following maturity of the savings contract. Under the rules of the plan, participants may choose either a three-year or a five-year savings contract. There are no performance criteria under the Savings Related Share Option Plan.
•	Other plans and grants
     The Company has previously operated an approved share option plan, an unapproved share option plan and an approved savings related share option plan for Executive Directors and employees to motivate those individuals through equity participation in the Company. The Remuneration Committee has responsibility for supervising the plans and the grant of options to Executive Directors under the terms of the plans.
     Under both the approved and unapproved share option plans, which have been used widely across the Company, the exercise price of the options granted is equal to the market value of the Company’s shares at the time the options are granted. Options issued prior to March 2004 may then be exercised on any date between three and ten years from the date of grant of the option, subject to the Company’s share price outperforming the average price of shares in the FTSE All Share Pharmaceutical and Biotech Index in any three year period commencing on or after the date of grant of the option. The Unapproved Plan requires that, for options granted to holders with an aggregate value (at the date of grant) for all options between four and eight times annual salary, those options may be exercised between five and ten years from the date of grant, subject to meeting the required performance criteria. Prior to December 1999, the Approved Plan required real growth in earnings per share over three years. Initially, the Unapproved Plan, adopted by Proteus International plc in 1996 prior to the merger with Therapeutic Antibodies Inc., had performance criteria intended for an early stage biotechnology company, relating principally to the successful completion of agreements with milestone payments generating revenue. The Board considered that the criteria was not appropriate to the more mature business of Protherics PLC, and, under the plan rules, adopted the performance criteria approved in December 1999 as likely to be a more fair and effective incentive.
     The options granted on March 1, 2004 are subject to revised performance criteria intended to improve compliance with best practice guidelines. Performance will be measured once only after three years from grant. If the TSR of the Company reaches the median of the FTSE All Share Pharmaceuticals and Biotech Index, one third of the shares under option become exercisable, rising on a sliding scale such that all the shares under option become exercisable if the Company’s performance is at or above the upper quartile. For options granted to holders with an aggregate value (at the date of grant) for all executive plan options of between four and eight times annual salary, performance will be measured after five years. No options are exercisable if the TSR of the Company is at the median of the FTSE All Share Pharmaceutical and Biotech Index. Options may then be exercised on a sliding scale beyond this point, with the maximum number of shares being exercisable if the Company’s performance is at or above the upper quartile. The Committee must also be satisfied that there has been an improvement in the Company’s underlying financial performance over the period. These performance criteria were selected to incentivize directors to enhance shareholder value above the Company’s peer group.
     In addition, Dr. Heath was granted an option to subscribe for 600,000 ordinary shares at 39p on December 22, 1999. The agreement was structured as an individual option agreement to facilitate the retention of Dr. Heath as the Chief Executive Officer of the Company. The existing options held by Dr. Heath had exercise prices significantly in excess of the then current market price and in order to provide Dr. Heath with sufficient incentive, it was thought appropriate to enter into the option agreement. The terms of the agreement are similar to those of the Unapproved Share Option Plan. In particular, the option may generally be exercised only between the third and tenth anniversaries of the date of grant, and on the date of exercise, the share price must have outperformed the average of the FTSE All Share

Pharmaceutical and Biotech Index in any preceding three year period. An adjustment may be made to the number of shares under option or the exercise price in the case of a variation in share capital, subject to confirmation by the auditors that it is in their opinion fair and reasonable. The option lapses if Dr. Heath leaves the Company voluntarily, and must be exercised within three months if his employment ceases by reason of injury, disability, sickness or redundancy. The agreement confers no pensionable benefits. No amendment may be made to the benefit of Dr. Heath except with the prior approval of the Company in General Meeting except for minor amendments to benefit the administration of the agreement or to obtain or maintain favorable tax, exchange control or regulatory treatment for Dr. Heath or the Company or its subsidiaries. No such options have been exercised to date.

     The table below sets forth the details of the Company’s outstanding share options as of June 30, 2006.

	At April 1,			Cancelled	At June 30,	Exercise
Date exercisable	2005	Granted	Exercised	Or expired	2006	price (p)
Individual unapproved
22 Dec 2002 to 21 Dec 2009	600,000	—	—	—	600,000	39.00
9 July 2002 to 8 July 2010	25,000	—	—	—	25,000	40.00
9 July 2002 to 8 July 2010	15,000	—	—	—	15,000	25.00
9 July 2002 to 31 May 2007	3,850	—	—	—	3,850	U.S.$ 6.00
1 Mar 2004 to 1 Jan 2006	70,000	—	70,000	—	—	58.50
8 Oct 2004 to 1 Jan 2006	100,000	—	100,000	—	—	23.25
21 Dec 2007 to 20 Jun 2009	—	40,000	—	—	40,000	86.00
21 Jun 2008 to 20 Jun 2010	—	40,000	—	—	40,000	86.00
Approved scheme
25 July 1998 to 24 July 2005	52,955	—	—	52,955	—	68.83
28 Jan 2003 to 27 Jan 2010	59,712	—	11,163	—	48,549	37.50
28 Feb 2004 to 27 Feb 2011	328,000	—	19,625	20,375	288,000	43.50
19 Feb 2009 to 15 Feb 2016	—	25,401	—	—	25,401	93.50
Unapproved scheme
22 June 2001 to 21 June 2008	275,000	—	120,000	—	155,000	46.00
23 Dec 2001 to 22 Dec 2005	5,305	—	5,305	—	—	45.00
22 Dec 2002 to 21 Dec 2009	525,000	—	40,000	—	485,000	39.00
27 Jan 2003 to 26 Jan 2010	87,909	—	—	812	87,097	37.50
2 Aug 2003 to 1 Aug 2010	2,908	—	—	—	2,908	28.50
22 Feb 2004 to 21 Feb 2011	1,370,000	—	225,000	—	1,145,000	43.50
16 Jan 2005 to 15 Jan 2012	2,293,000	—	106,000	10,000	2,177,000	39.50
9 July 2005 to 8 July 2012	500,000	—	150,000	—	350,000	25.00
14 Jan 2006 to 13 Jan 2013	100,000	—	100,000	—	—	21.00
20 Jun 2006 to 19 Jun 2013	1,110,000	—	210,000	—	900,000	23.25
24 Jun 2006 to 23 Jun 2013	30,000	—	—	—	30,000	23.00
1 Mar 2007 to 28 Feb 2014	1,170,000	—	220,000	50,000	900,000	58.50
1 Mar 2009 to 28 Feb 2014	325,000	—	—	—	325,000	58.50
27 Sep 2009 to 26 Sep 2014	310,000	—	—	—	310,000	49.50
28 Feb 2008 to 27 Feb 2015*(1)	741,669	—	—	25,194	716,475	2.00
19 Jul 2008 to 18 Jul 2015*(2)	—	113,785	—	—	113,785	2.00
7 Sep 2008 to 6 Sep 2015	—	115,000	—		115,000	60.50
21 Dec 2008 to 20 Dec 2015*(3)	—	775,887	—	12,222	763,665	2.00
21 Dec 2008 to 20 Dec 2015	—	85,000	—	—	85,000	78.50
12 Jun 2009 to 11 Jun 2016*(4)	—	953,820	—	—	953,820	2.00
12 Jun 2009 to 11 Jun 2016	—	10,000	—	—	10,000	86.00
Deferred bonus plan
12 Jun 2008 to 11 Jun 2016+		109,806	—	—	109,806	2.00
Savings related options
1 Apr 2005 to 31 Oct 2005	96,300	—	83,700	12,600	—	37.50
1 Feb 2009 to 31 Jul 2009	—	270,118	—	1,150	268,968	65.00
1 Feb 2011 to 31 Jul 2011	—	401,738	—	—	401,738	65.00
Protherics PLC option plan for ex-Therapeutic Antibodies employees
27 Jan 2000 to 29 June 2008	162,238	—	—	—	162,238	175.0 to 312.0

	10,358,846	2,940,555	1,460,793	185,308	11,653,300

*	Options issued or conditional shares awarded under the Long Term Incentive Plan approved by the shareholders on January 27, 2005. The price of a share at the date of grant was (1) 54.75p, (2) 57.00p, (3) 78.50p, and (4) 85.00p.

+	Options issued or conditional shares awarded under the Deferred Bonus Plan approved by the shareholders on January 27, 2005. The price of a share at the date of grant was 85.00p.
     At March 31, 2006, there were no unexercised warrants (2005: nil; 2004: nil) for ordinary shares, however, there are unexercised warrants for 212,500 (2005: 212,500, 2004: 932,500) ordinary shares in Enact Pharma PLC which expire between March 12, 2005 and July 9, 2012 and are exercisable at prices between 30p and 60p per share. Should these be exercised, the Company is entitled to repurchase these shares by issuing £17.05 6% convertible loan notes (“6% Loan Notes”) per 100 Enact Pharma PLC ordinary shares. The 6% Loan Notes became convertible at 25p per ordinary share on December 19, 2004. The terms of the 6% Loan Notes permit the Company to repurchase the 6% Loan Notes at any time by tender (available to all holders alike) or by privately negotiated transactions with individual holders at any price.
Options Granted to Therapeutic Antibodies former employees and consultants
     In addition, as of March 31, 2006, options over up to 391,929 ordinary shares (2005: 507,818; 2004: 697,387) previously held under the Therapeutic Antibodies 1990 Stock Option Plan are held by former employees and consultants of Therapeutic Antibodies Inc. Option prices range from $5.16 to $6.99 per share and may be exercised at various dates until December 15, 2006.

Share Options held by Directors of Protherics PLC
Details of share options granted to directors are set forth in the table below as of June 30, 2006.

	At April 1,					At June 30,	Exercise	Exercisable
	2005	Granted	Exercised		Cancelled	2006	Price (p)	From	To
Approved options
B M Riley	52,955	—	—		52,955	—	68.83	25 Jul 1998	24 Jul 2005
Unapproved options
D W Gration***	90,000	—	90,000	(4)	—	—	46.00	22 Jun 2001	21 Jun 2008
B M Riley	65,000	—	—		—	65,000	46.00	22 Jun 2001	21 Jun 2008
B M Riley	50,000	—	—		—	50,000	39.00	22 Dec 2002	21 Dec 2009
B M Riley	120,000	—	—		—	120,000	43.50	22 Feb 2004	21 Feb 2011
B M Riley	350,000	—	—		—	350,000	39.50	16 Jan 2005	15 Jan 2012
B M Riley	200,000	—	—		—	200,000	23.25	20 Jun 2006	19 Jun 2013
B M Riley	225,000	—	—		—	225,000	58.50	1 Mar 2007	28 Feb 2014
B M Riley*(1)	132,420	—	—		—	132,420	2.00	28 Feb 2008	27 Feb 2015
B M Riley*(2)	—	92,357				92,357	2.00	21 Dec 2008	20 Dec 2015
B M Riley*(3)	—	102,128				102,128	2.00	12 Jun 2009	11 Jun 2016
A Atkinson	100,000		100,000	**(4)		—	23.25	20 Jun 2006	19 Jun 2013
A Atkinson	135,000		135,000	**(4)		—	58.50	1 Mar 2007	28 Feb 2014
J C Christie	250,000	—	—		—	250,000	39.00	22 Dec 2002	21 Dec 2009
J C Christie	80,000	—	—		—	80,000	43.50	22 Feb 2004	21 Feb 2011
J C Christie	250,000	—	—		—	250,000	39.50	16 Jan 2005	15 Jan 2012
J C Christie	100,000	—	—		—	100,000	23.25	20 Jun 2006	19 Jun 2013
J C Christie	150,000	—	—		—	150,000	58.50	1 Mar 2007	28 Feb 2014
J C Christie*(1)	111,416	—	—		—	111,416	2.00	28 Feb 2008	27 Feb 2015
J C Christie*(2)		77,707				77,707	2.00	21 Dec 2008	20 Dec 2015
J C Christie*(3		101,547				101,547	2.00	12 Jun 2009	11 Jun 2016
A J Heath	116,300	—	—		—	116,300	175.00	27 Jan 2000	29 Jun 2008
A J Heath	500,000	—	—		—	500,000	43.50	22 Feb 2004	21 Feb 2011
A J Heath	1,000,000	—	—		—	1,000,000	39.50	16 Jan 2005	15 Jan 2012
A J Heath	300,000	—	—		—	300,000	23.25	20 Jun 2006	19 Jun 2013
A J Heath	325,000	—	—		—	325,000	58.50	1 Mar 2009	28 Feb 2014
A J Heath*(1)	221,233	—	—		—	221,233	2.00	28 Feb 2008	27 Feb 2015
A J Heath*(2)	—	157,556	—		—	157,556	2.00	21 Dec 2008	20 Dec 2015
A J Heath*(3	—	186,507	—		—	186,507	2.00	12 Jun 2009	11 Jun 2016
Savings related options
J C Christie	27,000	—	27,000	(5)	—	—	37.50	1 Apr 2005	31 Oct 2005
J C Christie	—	14,384	—		—	14,384	65.00	1 Feb 2009	31 Jul 2009
Individual
A J Heath	600,000	—	—		—	600,000	39.00	22 Dec 2002	21 Dec 2009

	5,551,324	732,186	352,000		52,955	5,878,555

*	Unapproved options granted under the Long Term Incentive Plan. The market price of a share at date of grant was (1)54.75p, (2)78.50p, and (3)85.0p.

**	Following the resignation of A. Atkinson from the Board on April 19, 2005, under the rules of the Unnapproved Share Option Plan, the Remuneration Committee determined that his options would be exercisable during the period to December 31, 2005.

***	D.W. Gration resigned from the Board on July 20, 2005.

     The market price of a share on the date of exercise was (4)81.00p and (5)49.50p. Gains on exercise for Messrs. Gration, Atkinson and Christie were £31,500, £88,125 and £3,240, respectively.
     Messrs. Wallis, Watts, Brown and Morton do not hold options over the Company’s ordinary shares.
     The price of the Company’s ordinary shares to which the options relate was 89.00p at March 31, 2006, and fluctuated between 45.0p and 99.75p during the year.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
Major Shareholders
     The table below shows all holders who, to the Company’s knowledge, own, directly or indirectly, 5% or more of the Company’s ordinary shares, as of July 3, 2006, being the most recent practicable date before reporting.

	2006
		% of
	# of	issued
Shareholder	shares	shares
Morley Fund Management	29,158,262	11.20
AXA Framlington Asset Management	27,438,413	10.54
Invesco Perpetual	17,425,792	6.69
Insight Investment	17,062,610	6.56
     All of the Company’s major shareholders have the same voting rights.
     At June 30, 2006, a total of 260,315,160 ordinary shares were issued and outstanding, of which 10,259,584 shares were held of record by approximately 347 holders with registered addresses in the U.S., representing approximately 3.94% of the currently outstanding ordinary shares. Of those shares, at June 30, 2006, 600,000 ordinary shares were represented by American Depositary Receipts issued by The Bank of New York, as depositary, in the name if The Depositary Trust Company, as nominee. Because certain of these ordinary shares and American Depositary Receipts were held by brokers or other nominees, the number of record or registered holders in the U.S. is not representative of the number of beneficial holders in the U.S. or of the residence of the beneficial holders.
     To the Company’s knowledge, it is not directly or indirectly owned or controlled by another corporation, by any foreign government, or by any other natural or legal person, nor are there any arrangements known to the Company, the operation of which could result in a change in control of the Company.
Related Party Transactions
     On September 22, 2004, the Company assigned intellectual property and transferred certain Company assets and staff members to Morvus Technology Limited, a company in which Dr. Anthony Atkinson is a director and is in a position to exercise influence. The Company received a small equity stake in Morvus Technology Limited, valued at the time of transfer at £150,000. £40,000 related to the value of the assets transferred while £110,000 related to certain expenses incurred by the Company in relation to the facilities and staff being transferred. The Company has retained a right of first refusal to license certain products that may be developed by Morvus Technology Limited. The directors of the Company had assigned no value to the intangible assets. During the year ended March 31, 2006, Morvus

Technology Limited has charged the Company £40,000 (2005: £46,044) for services provided while the Company has charged Morvus Technology Limited £26,000 (2005: £62,000) for reimbursement of costs incurred on their behalf. At March 31, 2006, the Company owed Morvus Technology Limited £3,000 (2005: £4,000). The directors consider all transactions with Morvus Technology Limited to be at an arms length valuation.
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
ITEM 9. LISTING
     The principal trading market for the Company’s ordinary shares is the London Stock Exchange (“LSE”) under the symbol “PTI.L.” The Company’s ordinary shares were admitted to the Official List of the LSE in December 1996.
     The Company’s American Depositary Shares are listed for trading on the NASDAQ Global Market under the symbol “PTIL.” Each American Depositary Share represents 10 ordinary shares deposited with The Bank of New York (the “Depositary”). The Depositary issues American Depositary Receipts, which may represent any number of American Depositary Shares. The Company furnishes the Depositary with annual reports containing a review of operations, audited consolidated financial statements prepared in accordance with IFRS and an opinion on the Consolidated Financial Statements by the Company’s independent auditors. The Company also furnishes the Depositary with semi-annual reports containing unaudited interim consolidated financial information prepared in accordance with IFRS. The Depositary arranges for the mailing of Protherics’ reports to all record holders of American Depositary Shares. In addition, the Company furnishes the Depositary with copies of all notices of shareholders’ meetings and other reports and communications that are distributed generally to its shareholders, and the Depositary arranges for the mailing of such notices, reports and communications to all record holders of American Depositary Shares.
     The following table sets forth for the periods indicated, (i) the high and low closing mid-market prices as reported in the Daily Official List for the ordinary shares as reported by the London Stock Exchange and (ii) the high and low reported sale prices for the American Depositary Shares on the NASDAQ Global Market.

	Ordinary Shares		American Depositary Shares(1)
Financial Year Ended March 31,	High	Low	High	Low
	£	£	$	$
2002	0.408	0.205
2003	0.345	0.142
2004	0.618	0.165
2005
First Quarter	0.562	0.470
Second Quarter	0.562	0.467
Third Quarter	0.537	0.480
Fourth Quarter	0.658	0.480
2006
First Quarter	0.593	0.465
Second Quarter	0.608	0.530	10.10 (2)	10.03 (2)
Third Quarter	0.865	0.450	15.45	8.50
Fourth Quarter	0.998	0.830	18.99	12.70
2007
First Quarter	0.925	0.783	16.99	15.15

Calendar Year 2006
Most Recent Six Months
January	0.998	0.830	18.99	12.70
February	0.943	0.850	18.02	14.50
March	0.930	0.853	16.13	15.04
April	0.925	0.858	16.99	15.16
May	0.875	0.798	16.95	15.77
June	0.885	0.783	16.63	15.14

(1)	Each American Depositary Share represents 10 ordinary shares.

(2)	Period covers from September 28, 2005, the date trading of the American Depositary Shares on NASDAQ commenced, to quarter end, September 30, 2005.
ITEM 10. ADDITIONAL INFORMATION
Memorandum and Articles of Association
Objects and Purposes
     The Company was originally founded in 1987 and was incorporated in England and Wales under the Companies Act 1985 (as amended) (the “Companies Act”) on January 12, 1990, as a public company limited by shares with the registered number 2459087. The Memorandum of Association of the Company provides that the Company’s principal object is to carry on the business of a holding company. The objects of the Company are set out in full in clause 4 of the Memorandum of Association which is available for inspection at The Heath Business & Technical Park, Runcorn, Cheshire, WA7 4QX.
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
     The instrument appointing a proxy and accompanying documentation if necessary, shall be deposited at the registered office or at such other place within the United Kingdom as is specified in the notice convening the meeting not less than 48 hours before the meeting.
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
     Transfers
     All transfers of uncertified shares shall be made in accordance with and be subject to the provisions of the Uncertified Securities Regulations 2001 and the facilities and requirements of the relevant system and, subject thereto, in accordance with any arrangements made by the Directors pursuant to the Articles of Association.
     The instrument of transfer of a certificated share shall be in the usual form or such other form as shall be approved by the Directors of Protherics and shall be signed by or on behalf of the transferor, and if the share is not fully paid, by the transferee. The transferor shall be deemed to remain the holder of the share until the name of the transferee is entered in the register in respect thereof.
     The Directors may decline to recognize any instrument of transfer of a share which is not fully paid, provided that where any shares which are not fully paid are admitted to the Official List of the U.K. Listing Authority, the discretion shall not be exercised in such a way as to prevent open and proper dealings in those shares. The Articles of Association do not contain any restriction on the free transferability of fully paid shares provided that the instrument of transfer is in favor of not more than four transferees, is in respect of only one class of shares, and is not in respect of shares in respect of which the Company has a lien. In relation to a certificated share, the Directors may decline to recognize any instrument of transfer unless the instrument of transfer is left at the registered office of the Company or at such other place as determined by the Directors, accompanied by the certificate for those shares and evidence as reasonably required by the Directors to prove the title of the transferor and due execution.
     The registration of transfers may be suspended at such times and for such period as the Directors may from time to time determine.
     No fee shall be charged for the registration of any instrument of transfer or other document relating to or affecting the title to any share. Any instrument of transfer which is registered may be retained by the Company. If the Directors refuse to register a transfer they shall, in the case of certificated shares, within two months after the date on which the transfer was lodged with the Company, send to the transferee notice of the refusal and (except in the case of fraud), return to him the instrument of transfer, or in the case of uncertified shares, notify such persons as may be required by the Uncertified Securities Regulations 2001 and the requirements of the relevant system concerned.
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
     A Director shall (in the absence of some other material interest that is indicated below) be entitled to vote (and be counted in the quorum) in respect of any resolution concerning any of the following matters, namely:
(a)	the giving of any guarantee, security or indemnity to him in respect of money lent or obligations incurred by him or by any other person at the request of or for the benefit of the Company or any of its subsidiary undertakings;

(b)	the giving of any guarantee, security or indemnity to a third party in respect of a debt or obligation of the Company or any of its subsidiary undertakings for which he himself has assumed responsibility in whole or in part under a guarantee or indemnity or by the giving of security;

(c)	any proposal concerning an offer of any shares, debentures or other securities of or by the Company or any of its subsidiary undertakings for subscription or purchase in which offer he is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which he is to participate;

(d)	any contract, arrangement, transaction or other proposal concerning any other body corporate in which he is interested, directly or indirectly and whether as an officer or shareholder or otherwise howsoever provided that he is not the holder of or beneficially interested in one per cent or more of any class of the equity share capital of such body corporate (or of a third body corporate through which his interest is derived) or of the voting rights available to members of the relevant body corporate (any such interest being deemed for these purposes to be a material interest in all circumstances);

(e)	any contract, arrangement, transaction or other proposal concerning the adoption, modification or operation of a superannuation fund, retirement benefit scheme under which he may benefit and which either relates to both employees and Directors of the Company, or which has been approved by, or is subject to and conditional upon approval by the Board of Inland Revenue for taxation purposes and does not accord to any Director as such any privilege or advantage not accorded to the employees to which such scheme or fund relates;

(f)	any contract, arrangement, transaction or proposal concerning the adoption, modification or operation of any scheme enabling employees of the Company or any of its subsidiary undertakings to acquire shares or any arrangement for the benefit of employees of the Company or any of the subsidiaries under which the Director benefits in a similar manner to employees; and

(g)	any contract, arrangement, transaction or other proposal concerning any insurance which the Company is empowered to purchase and/or maintain for, or for the benefit of, any Director, Auditors or other officer of the Company or any of its subsidiary undertakings, or for persons who include Directors.
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
     The Board may make provision for the payment of pension or life assurance benefits for any Director or former Director who holds or has held any executive office or employment with the Company or a body corporate which is or was a subsidiary undertaking or a parent undertaking of the Company or another subsidiary undertaking of a parent undertaking of the Company or otherwise associated with the Company or any such body corporate, or a predecessor in business of the Company or any such body corporate, and for any member of his family or any of his dependants.
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
     Borrowing powers
     The Directors may exercise all the powers of the Company to borrow money and to mortgage or charge all or any part of its undertaking, property and uncalled capital, and to issue debentures.
     The Directors shall restrict the borrowings of the Company and exercise all voting and other rights or powers of control exercisable by the Company in relation to its subsidiary undertakings, so as to secure (as regards subsidiary undertakings, so far as by such exercise they can secure) that the aggregate amount at any one time owing by the Group (being the Company and its subsidiary undertakings for the time being owing to persons outside the Group) in respect of all monies borrowed, exclusive of moneys borrowed by the Company or any of its subsidiaries from any other of such companies shall not at any time, without the previous sanction of an ordinary resolution of the Company, exceed an amount equal to three times the aggregate of:
(a)	the nominal issued and paid up capital of the Company; and

(b)	the amounts standing to the credit of the consolidated reserves of the Group whether distributable or undistributable and including (without limitation) share premium amount, capital redemption reserve and profit and loss account all as shown in a consolidation of the then latest audited balance sheet of the Group but after:
(A)	making such adjustments as may be appropriate in respect of any variation in the issued and paid up share capital the share premium account and the capital redemption reserve fund of the Company or merger reserve since the date of its latest audited consolidated balance sheet and any shares whose issue has been underwritten, but which have not yet been issued shall be deemed to have been paid up to the extent that the underwriters or other persons are liable therefore;

(B)	excluding therefrom (i) any sums set aside for future taxation; (ii) amounts attributable to outside shareholders in subsidiary undertakings and adding back an amount equal to amounts charged in respect of any deferred tax liabilities and any deficit relating to pensions and other post retirement/employment benefits or any asset or liability which has been revalued; and deducting from reserves amounts credited in respect of any deferred tax assets and any surpluses relating to pensions and other post retirement/employment benefits or any asset or liability which has been revalued;

(C)	deducting therefrom (i) an amount equal to any distribution by the Company or any subsidiary undertaking out of profits earned prior to the date of its latest audited balance sheet and which have been declared, recommended or made since that date except so far as provided for in such balance sheet, (ii) goodwill and other intangible assets and (iii) any debit balances on profit and loss account; and

(D)	making such adjustments (if any) as the Auditors may consider appropriate.
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

Discrimination against shareholders as a result of such shareholder owning a substantial number of shares
     The City Code on Takeovers and Mergers (the “City Code”) applies inter alia to offers for all public companies considered by the Panel on Takeover and Mergers (the “Panel”) to be resident in the United Kingdom, the Channel Islands or the Isle of Man.
     The City Code regulates the conduct, structure and timetable of U.K., takeovers and is designed principally to ensure that shareholders are treated fairly and not denied an opportunity to decide on the merits of a takeover and that shareholders of the same class are afforded equivalent treatment by an offeror. The City Code implements the European Directive on Takeover Bids (2004/25/EU).The City Code comprises general principles that are essentially statements of good standards of commercial behavior and a series of rules expanding on them and regulating particular areas of takeover activity that often have the effect of delaying or defining a change in control of the company.
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
     To be held valid, a quorum of not less than two shareholders present in person or by proxy and entitled to vote must be present at each general meeting.
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
     Disclosure of Shareholder Ownership
     Under the U.K. Companies Act 1985, where there is a change in the interest of a person in the Company’s share capital from below 3 percent to 3 percent or more, or vice versa, that person must notify the Company of that change within 2 days following the day on which the change occurred. Any change in ownership above 3 percent beyond an integral percentage, must also be notified within that 2 day period. For these purposes “interest” is widely defined and includes interests by way of contract or options, but does not include interests by way, for example, of an authorized unit trust. The Listing Rules of the U.K. Financial Services Authority require the Company to announce the receipt of any of the aforementioned notifications by the end of the business day following receipt of the notification by the Company.
Material Contracts
     The following is a summary of the Company’s existing principal licensing agreements, collaborative arrangements and other material agreements:
     AstraZeneca UK Limited
     On December 7, 2005, the Company announced an agreement with AstraZeneca UK Limited for the development and commercialization of CytoFab®, as a treatment for the initial indication of severe sepsis. Under the agreement, the Company received an initial payment of £16.3 million. In addition, AsztraZeneca made a £7.5 million equity investment at 68.24p per share, a 30% premium to the average mid-market closing price over the three months prior to the agreement, representing 4.3% of the Company’s share capital following the transaction.
     The Company could receive up to £171 million on the achievement of further milestones and will also receive royalties on global product sales of 20% of net sales for a minimum of 10 years in each country in which CytoFab® is sold along with payments in return for the commercial supply of bulk drug substance and drug product. AstraZeneca is responsible for clinical development and sales and marketing of CytoFab®. The Company is primarily responsible for drug product manufacturing including clinical trial material.
     During fiscal year 2006, the Company received an initial payment of £16.3 million along with the £7.5 million equity investment. In accordance with the accounting policies adopted by the Company, £701,000 was recorded by revenue in fiscal year 2006.
     CoVaccine BV
     In June 2006, the Company entered into an agreement with CoVaccine BV to acquire CoVaccine’s novel adjuvant, primarily for inclusion in the Company’s Angiotensin Vaccine product candidate. The Company will pay CoVaccine up to €1,050,000, which is to be satisfied by the issuance of zero coupon unsecured convertible loan notes, repayable at March 31, 2026 unless previously converted. These notes grant the right to receive 295,413 Protherics ordinary shares following the signing of the agreement, and a further 590,826 Protherics ordinary shares upon completion of two development related milestones or are repayable at par if not previously repaid, converted or purchased. In addition to these shares, CoVaccine is entitled to a royalty on the net sales of products containing the CoVaccine adjuvant for a period ended the earlier of the tenth anniversary of the first sale and the expiry of the last valid claim on the first patent application to be granted in respect of the CoVaccine adjuvant. The initial note issued, for 295,413 shares, has subsequently been converted.
     Enfer Scientific
     In April 1997, the Company and Enfer Scientific Limited entered into a licensing agreement whereby the Company granted Enfer worldwide rights for the development and marketing of the post-mortem tests for bovine spongiform encephalopathy. A revised agreement was completed in November 2001. Under this agreement, licenses and sub-licenses for non-E.U. countries are exclusive for a term of 15 years from the date of the agreement. For E.U. countries, licenses are exclusive from the date of the agreement to the date of the last patent expiry in the E.U. country or, if longer, until 10 years from the date when the products were first put on the market in any part of the E.U. Thereafter, licenses become non-exclusive and automatically renewable for 2 year terms unless terminated by either party on 6 months prior notice.
     The minimum amount payable in any year by the licensee is £65,000. The Company receives 12.5% of net sales of the licensee, and 10% of the net sales in respect of sales of product by the licensee to distributors. The licensee has appointed Abbott Laboratories as its exclusive distributor for all territories except Ireland.
     Pursuant to a letter of agreement with the University College Dublin, the Company is obligated to share each quarter’s income from Enfer. Initially, the income was divided in two and the first half was applied first in repaying the development costs, second in repaying to the Company its cost incurred in obtaining and maintaining related patents. The remaining income was then shared 80% to the Company and 20% to the University College Dublin. Following the repayment of the development costs, the cost incurred in obtaining and maintaining related patents and other costs incurred in maintaining the royalty stream, the remaining income is shared 80% to the Company and 20% to the University College Dublin. A total of £440,000 has been recognized as royalty income in the fiscal year 2006.
     Altana, Inc.
     In October 1997, the Company entered into an agreement with Altana, Inc. which provides Altana with exclusive U.S. distribution rights for CroFab® and DigiFab®. Under the agreement terms, the Company is entitled to receive certain milestone, product sales and royalty payments. In February 2001 and February 2002, Altana began marketing and distributing the Company’s CroFab® and DigiFab® products, respectively, under the agreement in the United States. In fiscal year ended March 31, 2006, Altana exercised its nil-cost option to renew the agreement for a further five years, ending in 2010. A total of £14,998,000 has been recognized as income under the agreement in the fiscal year 2006.
     Swedish Orphan AB
     In January 1990, the Company entered into an agreement with Swedish Orphan AB whereby Swedish Orphan was appointed as exclusive sales representative to market ViperaTAb™ in certain territories. The agreement was later amended and restated to include CroFab® and other antivenin products, and DigiFab® but these additional products have subsequently been removed. The territories are currently Sweden, Norway, Denmark, Finland and Iceland. A total of £76,000 has been recognized as income in the fiscal year 2006.
     Mayne Pharmaceuticals (formerly F.H. Faulding & Co. Limited)
     In November 1998, the Company entered into a contract manufacturing agreement with F.H. Faulding for Faulding to fill and freeze dry the Company’s CroFab® product. Under the agreement,

Faulding is entitled to a set fee per batch of product filled and freeze dried and to reimbursement for development costs incurred. Upon receipt of FDA approval in September 2000, Faulding began filling and freeze drying CroFab® under the agreement. Costs of £268,000 have been incurred under this contract in fiscal year 2006.
     Chesapeake Biological Laboratories Inc
     In March 2003, the Company entered into a contract manufacturing agreement with Chesapeake Biological Laboratories Inc. to fill and freeze dry the Company’s CroFab® and DigiFab® products. Under the agreement, which commenced in May 2003, Chesapeake is entitled to a set fee per batch of product filled and freeze-dried. Costs of £406,000 have been incurred under this contract in fiscal year 2006.
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
Taxation
     The following is a general description of the principal United States federal income tax consequences and certain United Kingdom tax consequences of the ownership and disposition of the Company’s ordinary shares and American Depositary Shares (“ADSs”), as evidenced by American Depositary Receipts, by a U.S. holder (as defined below). In general, U.S. holders of ADSs will be treated as owners of the ordinary shares underlying their ADSs for U.S. federal income tax purposes. Accordingly, except as noted, the U.S. federal and U.K. tax consequences discussed below apply equally to U.S. holders of ADSs and ordinary shares. This description is for general information purposes only and is based on the tax laws of the United States (including the Internal Revenue Code of 1986, as amended, Treasury regulations promulgated thereunder, and judicial and administrative interpretations thereof) and the United Kingdom, and the Convention Between the Government of the United States of America and the Government of the United Kingdom of Great Britain and Northern Ireland for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income and Capital Gains and which came into force on March 31, 2003 (the “Income Tax Convention”), all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion is based in part on representations by the Depositary and assumes that the obligations under the Amended and Restated Deposit Agreement among the Company, the Depositary, and the Owners and Beneficial Owners of the American Depositary Receipts (the “Deposit Agreement”) and any related agreements will be performed in accordance with their terms.
     The tax treatment of a holder of ordinary shares or ADSs may vary depending upon his or her particular situation. The discussion below does not address the tax treatment of holders subject to special treatment under the U.S. federal income tax law (including, but not limited to, U.S. expatriates, insurance companies, tax-exempt organizations, financial institutions, persons subject to the alternative minimum tax, securities broker-dealers, persons that have a “functional currency” other than the U.S. dollar, holders who hold ordinary shares or ADSs as part of hedging or conversion transactions and holders owning, directly or indirectly, 10% or more of the voting shares of the Company). The following summary is directed to U.S. holders who will hold the ordinary shares and ADSs as a capital asset.
     For purposes of this discussion, a “U.S. holder” is any beneficial owner of ordinary shares or ADSs that is not and has not been resident (and, in the case of an individual, is not and has not been ordinarily resident) in the United Kingdom for U.K. tax purposes and is (i) an individual citizen or resident of the United States, for the purpose of the Income Tax Convention, (ii) a corporation or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States or any state thereof, (iii) an estate the income of which is subject to U.S. federal income tax without regard to its source, or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.
     The discussion below does not address the effect of any U.S. state or local tax law on a holder of ordinary shares or ADSs, nor any U.S. or U.K. gift or estate tax consequences. This summary is not intended to be, nor should it be construed to be, legal or tax advice. Investors are urged to consult their own tax advisors regarding the U.S. federal, state and local and the U.K. and other tax consequences of their purchase, ownership and disposition of ordinary shares and ADSs.
United States Federal Income Tax Consequences to U.S. Holders
     Taxation of Dividends
     The Company does not expect to pay dividends for the foreseeable future. In the event the Company does pay a dividend, a U.S. holder receiving a distribution on ordinary shares or ADSs generally will be required to include such distribution in gross income as a taxable dividend to the extent such distribution is paid from the current or accumulated earnings and profits of the Company (as determined for U.S. federal income tax purposes). Such dividend will be treated as foreign source dividend income to the U.S. holder for U.S. federal income tax purposes. To the extent that the Company makes distributions in excess of its current and accumulated earnings and profits, these distributions will be treated first as a tax-free return of capital to each U.S. holder. This treatment will reduce the adjusted basis which each U.S. holder has in his or her ordinary shares or ADSs, but not below zero. Distributions in excess of a U.S. holder’s adjusted tax basis in his or her ordinary shares or ADSs will be taxable as a capital gain, provided such shares have been held as capital assets. This gain will be taxable as a long-term capital gain if the ordinary shares or ADSs have been held for more than one year. Dividends paid by the Company generally will not be eligible for the dividends received deduction otherwise available to corporate holders. See also the discussion below entitled “Passive Foreign Investment Company Rules.”
     The amount of any distribution paid in pounds sterling will equal the U.S. dollar value of the pounds sterling received calculated using the exchange rate in effect on the date the dividend is received by the U.S. holder or by the Depositary (in the case of ADSs), regardless of whether the pounds sterling are converted into U.S. dollars on this date. If the pounds sterling received as a distribution are converted into U.S. dollars on the date of receipt, the recipient U.S. holder generally will not be required to recognize foreign currency gain or loss upon such conversion. If the pounds sterling received as a distribution are not converted into U.S. dollars on the date of receipt, the recipient U.S. holder will have a basis in the pounds sterling equal to their U.S. dollar value on the date of receipt. Generally, any gain or loss realized on a subsequent conversion or other disposition of the pounds sterling will be taxable as ordinary income or loss.
     Dividends paid to a non-corporate U.S. holder for taxable years that begin before January 1, 2009 that constitute qualified dividend income generally will be taxable to the U.S. holder at a maximum tax rate of 15% provided that the ordinary shares or ADSs are held by such U.S. holder for more than 60 days during the 121-day period beginning 60 days before ex-dividend date and the U.S. holder meets other holding period requirements. For this purpose, “qualified dividend income” generally includes dividends received from a U.S. corporation, as well as from a qualified foreign corporation. A “qualified foreign corporation” is generally defined as (i) a foreign corporation incorporated in a possession of the United States, (ii) a foreign corporation that is eligible for benefits of a comprehensive income tax treaty with the United States which the U.S. Treasury determines is satisfactory and which includes an exchange of information program, or (iii) a foreign corporation if the stock with respect to which such dividend is paid is readily tradable on an established securities market in the United States. However, a qualified foreign corporation does not include a Passive Foreign Investment Company (“PFIC”) – see discussion below entitled “Passive Foreign Investment Company Rules.” The U.S. Internal Revenue Service (the “IRS”) has determined that the Income Tax Convention meets the above treaty test. The Company’s ordinary shares will not be considered readily tradable on an established securities market in the United States. U.S. Treasury Department guidance indicates that the Company’s ADSs, which are listed on the NASDAQ Global Market, are readily tradable on an established securities market in the United States. There can be no assurance that the Company’s ADSs will be considered readily tradable on an established securities market in later years. U.S. holders should consult their own tax advisors on the eligibility of any dividends paid by us as “qualified dividend income” and any reduced rates of taxation.
     Under the Income Tax Convention, there will be no U.K. tax withheld. Therefore, a U.S. holder will not be entitled to claim a foreign tax credit in respect of any dividends.
     Taxation of Capital Gains
     If you are a U.S. holder and you sell or dispose of ordinary shares or ADSs, you will recognize a gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the U.S. dollar amount of cash and the fair market value of any property you receive and your adjusted tax basis (determined in U.S. dollars) in the ordinary shares or ADSs sold or disposed of. This gain or loss will be capital if you held the ordinary shares or ADSs as a capital asset and generally will be U.S. source income or loss. Such gain or loss will be long-term capital gain or loss if you held the ordinary shares or ADSs sold or disposed of for more than one year. In the case of a U.S. holder who is an individual, capital gains will generally be subject to U.S. federal income tax at preferential rates if specified minimum holding periods are met. The maximum capital gains tax for non-corporate U.S. holders is 15% for capital assets held for over one year and sold or exchanged in taxable years beginning before January 1, 2011. The deduction of capital losses is subject to certain limitations. See also the discussion below entitled “Passive Foreign Investment Company Rules.”
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
     The foregoing discussion assumes that the Company is not currently, and will not in the future become, a “passive foreign investment company” for U.S. federal income tax purposes. If the Company were classified as a passive foreign investment company, the U.S. federal income tax consequences to you with respect to the ordinary shares and ADSs would be significantly different than that described above and you generally would be subject to increased U.S. federal income tax liabilities and possibly interest charges, as described below.
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
     If the Company is treated as a PFIC, U.S. holders may be subject to increased tax liability upon the disposition of the ordinary shares and ADSs or upon the receipt of certain distributions, unless such holder makes one of two elections. Special rules would apply to direct and certain indirect U.S. holders upon disposition of their ordinary shares and ADSs, receipt of an “excess distribution,” certain non-recognition transactions, or use of ordinary shares or ADSs as security for a loan. You could be subject to tax as if any gain or distribution were ordinary income earned ratably over the period of time during which you held the ordinary shares or ADSs, including an interest charge on the deferred tax, and other adverse tax consequences. If you were to make a timely filed mark-to-market election with respect to the ordinary shares or ADSs you owned or were treated as having owned, at the close of your taxable year, you would include as ordinary income in that taxable year any excess of the fair market value of the ordinary shares or ADSs as of the close of the year over your adjusted tax basis in those shares. In turn, you would be allowed a deduction for the taxable year in the amount of any excess of the adjusted basis of the ordinary shares or ADSs over their fair market value at the close of the taxable year, limited to the amount of the net mark-to-market gains you previously included in your income. If you were to make a timely qualified electing fund election, the above-described rules generally would not apply. If a qualified electing fund election were made, you would be currently taxable on your pro-rata share of the Company’s ordinary earnings and profits and net capital gains, regardless of whether the income or gain was actually distributed to you.
     You should consult your own tax advisors prior to the purchase of ordinary shares or ADSs and from time to time concerning the status of the Company as a PFIC and the consequences of making an election as described above. Neither the Company nor its advisors have a duty or will undertake to inform you that the Company is a PFIC or of changes in circumstances that would cause the Company to become a PFIC.
United Kingdom Tax Consequences to U.S. Holders
     Taxation of Dividends
     The Company does not expect to pay dividends for the foreseeable future. In the event the Company does pay a dividend, under current U.K. taxation legislation, no tax will be withheld from dividend payments by the Company. A U.K. tax credit in respect of any dividend paid by the Company is available for certain persons not resident in the United Kingdom. However, U.S. holders are not entitled to such tax credit.

     Taxation of Capital Gains
     A U.S. holder should not generally be liable for U.K. taxation on capital gains realized on the disposal of such holder’s ordinary shares or ADSs unless at the time of the disposal such U.S. holder is either (i) a non-corporate person or entity which carries on a trade, profession or vocation in the United Kingdom through a branch or agency and which used the ordinary shares or ADSs in or for the purposes of the trade or which used, held or acquired the ordinary shares or ADSs for the purposes of such branch or agency; or (ii) a corporate entity which carries on a trade in the United Kingdom through a permanent establishment and which used the ordinary shares or ADSs in or for the purposes of the trade or which used, held or acquired the ordinary shares or ADSs for the purposes of such permanent establishment.
     Stamp Duty and Stamp Duty Reserve Tax
     If ordinary shares are transferred to the Depositary under the Deposit Agreement, the Depositary may charge the U.S. holder who receives the American Depositary Receipts representing those shares for the U.K. stamp duty or Stamp Duty Reserve Tax (“SDRT”) owed at a rate of 1.5% of the market value of those shares. No SDRT will be payable on an agreement to transfer American Depositary Receipts, nor will stamp duty be payable on transfer of the American Depositary Receipts, provided, among other requirements, that the instrument of transfer is executed outside the United Kingdom and subsequently remains at all times outside the United Kingdom. If the Depositary transfers the underlying ordinary shares to a U.S. holder who owned ADSs representing such ordinary shares, such U.S. holder will pay duty at a rate of £5.00 per transfer. If the Depositary transfers the underlying ordinary shares to a purchaser at the direction of a U.S. holder who owned ADSs representing such ordinary shares, such purchaser will pay duty at a rate of 0.5% of the purchase price.
     If an owner of ordinary shares transfers his or her shares to another person through the use of a transfer document executed in or brought to the United Kingdom, the purchaser usually pays the stamp duty at a rate of 0.5%. When ordinary shares are transferred without the use of a transfer document, stamp duty does not apply. Instead, the purchaser pays SDRT at a rate of 0.5% of the purchase price. If stamp duty is subsequently paid on the transfer, SDRT may, in certain circumstance, be refunded.
Documents on Display
     It is possible to read and copy documents referred to in this annual report on Form 20-F that have been filed with the SEC at the SEC’s public reference room located at 100 F Street, N.E., Washington, DC 20549. Please call the SEC at 1(800) SEC-0330 for further information on the public reference rooms and their copy charges. Certain documents are on display at the Company’s offices at The Heath Business & Technical Park, Runcorn, Cheshire WA7 4QX.
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Financial instruments
     The Company’s financial instruments comprise primarily cash and cash equivalents, borrowings, foreign currency contracts and other derivative instruments, and various items, such as trade receivables and trade payables, which arise directly from its operations. The main purpose of these financial instruments is to provide working capital for the Company’s operations.
     The main risks arising from the Company’s activities and involving the use of financial instruments are foreign currency risk, interest rate risk and liquidity risk. The Board reviews and determines the Company’s objectives and policies for managing each of these risks. Details of the Company’s objectives and policies, both during the year and since the year end, are set out below, along with numerical disclosures for each category of financial instrument. Except where indicated, these disclosures are indicative of the situation throughout the year.

Foreign currency risk
     The Company makes use of forward foreign currency contracts to fix a proportion of its expected U.S. dollar sales into sterling, thereby reducing uncertainty over the level of the Company’s cash inflows from sales when reported in sterling. Typically in fiscal 2006, the Company took out forward contracts and options for anticipated U.S. dollar receipts, in excess of U.S. dollar expenses, for a rolling period of 12 months. At March 31, 2006, the Company held such instruments amounting to $16,000,000, all of which mature within the following 12 months. The fair value of these instruments is disclosed in Note 22 to the Financial Statements attached hereto. While the Company has orders from its U.S. distributor for sales which will be denominated in U.S. dollars, under the terms of the contract, the precise value of the sale is not determinable until the point of sale.
     The Company has overseas subsidiaries in the U.S. and Australia whose revenues, expenses, assets and liabilities are denominated in U.S. dollars and Australian dollars respectively. In order to protect the Company’s sterling balance sheet from movements in exchange rates, subsidiary companies have borrowed funds in their local currency. The Company does not consider that its external debt denominated in currencies other than its functional currency produces any material foreign exchange risk.
     The Company had overall surplus cash funds throughout the year. Determining in which currency to hold cash is undertaken with reference to anticipated future expenditure patterns and relative returns on funds held in different currencies. The Company’s policy has been to hold surplus funds in sterling over the long term, which has achieved a high interest rate return and is the currency in which a large proportion of the Company’s expenditure is incurred. This also mitigates the risk of fluctuations in the Company’s net assets, when reported in sterling.
     Where subsidiary companies have monetary assets and liabilities denominated in currencies other than their functional currency, these balances are translated into that subsidiary’s functional currency. Gains and losses on those intercompany balances that are considered to be ‘as permanent as equity’ are recorded in reserves. Other foreign exchange gains and losses arising are recorded immediately in the income statement.
Interest rate risk
     The Company finances its operations predominantly through cash and cash equivalents generated through operating activities, from the issuance of equity shares, and through finance leases. It is the Company’s policy to invest surplus cash on deposit for short or medium term periods. At March 31, 2006 and 2005, all cash reserves, as quantified in Note 17 to the Financial Statements attached as an exhibit hereto, were held overnight by financial institutions.
     The following table sets out the carrying value under IFRS by maturity, for each financial instrument that is exposed to interest rate risk at March 31, 2006.

	Amounts falling due:
		Between	Between	Between	Between
	Within	1 and 2	2 and 3	3 and 4	4 and 5	Over 5
	1 year	years	years	years	years	years	Total
	£’000	£’000	£’000	£’000	£’000	£’000	£’000
2006
Floating rate:
Cash at hand and in bank	934	—	—	—	—	—	934

Fixed rate:
Short term bank deposits	24,504	—	—	—	—	—	24,504
Bank overdrafts	—	—	—	—	—	—	—
Borrowings	(37)	(25)	(3)	(194)	—	—	(259)
6% Convertible unsecured loan notes	—	—	—	—	(2,469)	—	(2,469)
Obligations under finance lease	(623)	(592)	(390)	(146)	(88)	—	(1,839)
Liquidity risk
     The Board and senior management monitor the level of cash and liquid resources on a regular basis to ensure that the Company has sufficient liquid funds to enable it to meet its commitments as they fall due. This is achieved through the production and review of cash forecasts, including sensitivity analyses. The Company’s cash and liquid resources are invested in bank deposits, with institutions with high credit ratings.
Fair values of financial assets and financial liabilities
     The fair values of the Company’s borrowings and 6% Convertible Unsecured Loan Notes are disclosed in Notes 19 and 20 to the Financial Statements attached as an exhibit hereto. The Company considers that there is no material difference between the book values and fair values of its remaining financial assets and liabilities as at March 31, 2006. Fair values have been calculated by discounting cash flows at prevailing interest rates.
     The fair value of the Company’s derivative financial instruments is disclosed in Note 22 to the Financial Statements attached as an exhibit hereto.
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
     In addition, the Company complied with the provisions of the revised UK Combined Code on Corporate Governance throughout the year ended March 31, 2006 with the following exceptions:
•	the Chairman of the Company, Mr. Wallis, and Mr. Gration, who was not considered to be an independent non-executive due to options held which were granted while he held an executive role in the Company, were both members of the Audit Committee for part of the year since it was considered that both individuals brought significant relevant experience to the Audit Committee. In accordance with the Smith guidance, Mr. Wallis resigned as a member of the Audit Committee on May 26, 2005 while Mr. Gration stepped down from the Board and its committees in July 2005;

•	the terms of reference of the Remuneration and Nominations Committees were not adopted until May 26, 2005, and have since been posted on the Company’s website, together with the revised Audit Committee terms of reference.
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
     The following summarizes the audit and non-audit fees paid to the Company’s independent auditors, PricewaterhouseCoopers LLP for the years ended March 31, 2006 and 2005:

	2006	2005
	£’000	£’000
Audit fees	101	101
Audit related fees	36	30
Tax fees	117	52
All other fees	—	80

	254	263

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
     (B) Exhibits

Exhibit
Number	Exhibit Title
1.1	Articles of Association of Protherics PLC, as amended on July 18, 2006 *

1.2	Memorandum of Association of Protherics PLC (5)

2.1	Instrument constituting 6 per cent. Unsecured Convertible Loan Notes 2010 (2)

Exhibit
Number	Exhibit Title
4.1	Patent and Know-how Licence Agreement, dated April 2, 2001, between Protherics Molecular Design Limited and Enfer Technology Limited (4)

4.2	Distribution Agreement, dated October 11, 1997, between Therapeutic Antibodies Inc. and Altana, Inc. (6)

4.3	First Amendment to the Distribution Agreement, dated October 25, 1999, between Altana, Inc. and Protherics (5)

4.4	Amendment No. 1 to Distribution Agreement, dated September 12, 2000, between Altana, Inc. and Protherics (5) (+)

4.5	Amendment No. 3 to Distribution Agreement, dated February 2002, between Altana Inc. and Protherics (3)

4.6	First Amended and Restated Product Agreement, dated March 31, 2000, between Swedish Orphan AB and Protherics Inc. (5)

4.7	First Amendment of Registration and Distribution Agreement, dated August 31, 1995, amended on March 14, 1996, between Therapeutic Antibodies Inc. and F.H. Faulding & Co. Limited (7)

4.8	Contract Manufacturing Agreement, dated as of November 17, 1998, between Therapeutic Antibodies Inc. and F.H. Faulding & Co. Limited (4)

4.9	Manufacturing Agreement, dated March 19, 2003, between Protherics UK Limited and Chesapeake Biological Laboratories Inc (3)

4.10	Memorandum of Lease, dated August 1, 1995, between Minister for Primary Industries, as Lessor, and TAb Australasia Pty. Limited, as Lessee (10)

4.11	Patent and Know-how Licence Agreement, dated December 7, 2005, between Protherics Inc., Protherics UK Limited and AstraZeneca Ireland Operations (a branch in Ireland of AstraZeneca UK Limited) * (+)

4.12	Asset Sale and Purchase Agreement, dated June 6, 2006, between CoVaccine B.V., Protherics Molecular Design Limited and Protherics PLC * (+)

4.13	Instrument constituting Unsecured Convertible Loan Notes 2026 *

4.14	Proteus Approved Executive Share Option Scheme (6)

4.15	Proteus Unapproved Share Option Scheme (6)

4.16	Proteus Savings-Related Share Option Scheme (6)

4.17	Option Deed, dated December 22, 1999, between Protherics PLC and Andrew J. Heath (5)

4.18	Protherics PLC 2005 Long-Term Incentive Plan *

4.19	Protherics PLC Performance Share Plan *

4.20	Protherics PLC 2005 Deferred Bonus Plan *

Exhibit
Number	Exhibit Title
4.21	U.S. Sub-plan to Protherics PLC 2005 Deferred Bonus Plan *

4.22	Protherics PLC 2005 Executive Share Option Plan *

4.23	The Protherics PLC Company Share Option Plan for Therapeutic Antibodies Inc. Employees adopted on January 27, 2000 (5)

4.24	Employment Agreement, dated November 13, 2001, between Protherics Inc. and Andrew J. Heath (4)

4.25	Employment Agreement, dated November 13, 2001, between Protherics PLC and Andrew J. Heath (4)

4.26	Employment Agreement, dated July 13, 1995, between Protherics PLC and Barry M. Riley (4)

4.27	Employment Agreement, dated July 13, 1995, between Protherics PLC and James C. Christie (4)

4.28	Letter Agreement, dated September 1, 1998, between Therapeutic Antibodies (UK) Limited and Stuart M. Wallis (9)

4.29	Consultancy Agreement, dated August 21, 1998, between Therapeutic Antibodies (UK) Limited and Stuart M. Wallis (9)

4.30	Consultancy Agreement, dated September 1, 1998, between Therapeutic Antibodies (UK) Limited and Stuart M. Wallis (9)

4.31	Letter of Appointment dated January 19, 2004, between Protherics PLC and Garry Watts (2)

4.32	Letter of Appointment dated February 23, 2004, between Protherics PLC and John R. Brown (2)

4.33	Letter of Appointment dated July 21, 2005, between Protherics PLC and Bryan G. Morton *

8.1	List of Subsidiaries*

11.1	Code of Ethics (1)

31.1	Certification pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

31.2	Certification pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

32.1	Certifications pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934, as amended, and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

*	Filed herewith

(+)	Portions of this exhibit have been omitted pursuant to a request for confidential treatment and have been filed separately with the Commission.

(1)	Incorporated by reference to exhibits filed with the Company’s Annual Report on Form 20-F, filed on September 30, 2005.

(2)	Incorporated by reference to exhibits filed with the Company’s Annual Report on Form 20-F, filed on September 30, 2004.

(3)	Incorporated by reference to exhibits filed with the Company’s Annual Report on Form 20-F, filed on September 27, 2003.

(4)	Incorporated by reference to exhibits filed with the Company’s Annual Report on Form 20-F, filed on September 27, 2002.

(5)	Incorporated by reference to exhibits filed with the Company’s Annual Report on Form 20-F, filed on September 27, 2001.

(6)	Incorporated by reference to exhibits filed with the Company’s Registration Statement on Form F-4, filed on August 16, 1999, File No. 333-85347.

(7)	Incorporated by reference to exhibits filed with the Quarterly Report on Form 10-Q/A, filed by Therapeutic Antibodies Inc. on October 16, 1996, File No. 000-25978.

(8)	Incorporated by reference to exhibits filed with the Annual Report on Form 10-K, filed by Therapeutic Antibodies Inc. on March 31, 1998, File No. 000-25978.

(9)	Incorporated by reference to exhibits filed with the Annual Report on Form 10-K filed by Therapeutic Antibodies Inc. on March 31, 1999, File No. 000-25978.

(10)	Incorporated by reference to exhibits filed by Therapeutic Antibodies Inc. with its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1995, File No. 0-25978.

SIGNATURES
     The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

July 25, 2006	PROTHERICS PLC
	By:	/s/ Barrington M. Riley
Barrington M. Riley
Finance Director

Report of the Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Protherics PLC
In our opinion, the accompanying balance sheet and related statement of income, of recognised income and expense and of cash flows present fairly, in all material respects, the financial position of Protherics Plc and its subsidiaries at 31 March 2006 and 2005, and the results of their operations and their cash flows for each of the two years in the period ended 31 March 2006, in conformity International Financial Reporting Standards as adopted by the European Union. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
International Financial Reporting Standards as adopted by the European Union vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 33 to the consolidated financial statements.
As described in note 33 to the accounts, the Company has changed the manner in which it accounts for financial instruments under International Financial Reporting Standards as of 1 April 2005.
PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London, United Kingdom
25 July 2006

Income Statements
for the year ended 31 March 2006

		2006	2005
	Notes	£’000	£’000
Revenue	4	17,709	18,839
Cost of sales
Cost of sales excluding exceptional closedown costs		(9,930)	(8,744)
Exceptional closedown costs	6	(1,362)	—

Total cost of sales		(11,292)	(8,744)

Gross profit		6,417	10,095

Administrative expenses
Research and development		(6,747)	(4,575)
General & administrative		(9,203)	(7,178)

Total administrative expenses		(15,950)	(11,753)

Operating loss	6	(9,533)	(1,658)

Finance income	8	401	236
Finance costs	9	(431)	(655)

Loss before tax		(9,563)	(2,077)
Tax	10	75	296

Loss for the year	25	(9,488)	(1,781)

		Pence	Pence
Basic and diluted loss per share	11	(3.8)	(0.8)
The results relate to continuing operations.
Statements of Recognised Income & Expense
for the year ended 31 March 2006

		2006	2005
		£’000	£’000
Exchange differences on translation of foreign operations		(158)	(33)

Net expense recognised directly in equity		(158)	(33)

Loss for the year		(9,488)	(1,781)

Total recognised expense for the year		(9,646)	(1,814)
Adjustments arising on first time adoption of IAS 32 and IAS 39	25	211	—

Total losses recognised since last financial statements		(9,435)	(1,814)

All recognised income and expense is attributable to equity shareholders.
The notes on pages F-5 to F-51 form part of these financial statements.

Balance Sheets
at 31 March 2006

		2006	2005
	Notes	£’000	£’000
Non-current assets
Goodwill	12	9,199	9,199
Intangible assets	13	1,060	1,081
Property, plant and equipment	14	8,109	6,999
Deferred tax asset	10	206	432

		18,574	17,711

Current assets
Inventories	15	10,887	12,752
Financial assets	22	—	75
Tax receivables		717	344
Trade and other receivables	16	4,520	3,200
Cash and cash equivalents	17	25,438	7,270

		41,562	23,641

Total assets		60,136	41,352

Current liabilities
Trade and other payables	18	15,722	8,551
Current tax liabilities		278	209
Financial liabilities
Obligations under finance leases	21	623	534
Bank overdrafts and loans	19	37	193
Derivative instruments	22	136	—

		16,796	9,487

Non-current liabilities
Trade and other payables	18	13,081	638
Financial liabilities
Borrowings	19	222	250
Convertible loan notes	20	2,469	3,762
Obligations under finance leases	21	1,216	1,246

		16,988	5,896

Total liabilities		33,784	15,383

Net assets		26,352	25,969

Shareholders’ equity
Share capital	23	5,186	4,844
Share premium account	24	86,770	77,868
Merger reserve	25	51,163	51,163
Equity reserve	25	263	—
Cumulative translation reserve	25	(191)	(33)
Retained earnings	25	(116,839)	(107,873)

Total equity		26,352	25,969

The financial statements were approved by the Board of Directors and authorised for issue on 25 July. They were signed on its behalf by:
B M Riley
Director
The notes on pages F-5 to F-51 form part of these financial statements.

Cash Flow Statements
for the year ended 31 March 2006

		2006	2005
	Notes	£’000	£’000
Cash flows from operating activities

Cash inflow / (outflow) from operations	31	12,609	(3,054)
Income tax paid		(50)	(79)
Income tax received		5	332

Net cash inflow / (outflow) from operating activities		12,564	(2,801)

Investing activities
Interest received		401	236
Proceeds on disposal of property, plant and equipment		52	35
Purchases of property, plant and equipment		(1,989)	(1,001)
Purchases of other intangible non-current assets		—	(191)
Capital grants received		250	10

Net cash (used in) / from investing activities		(1,286)	(911)

Financing activities
Interest paid		(257)	(494)
Interest paid on finance leases		(133)	(131)
Repayment of borrowings		(171)	(336)
Repayments of finance leases		(582)	(490)
Issue of shares		8,049	9,161

Net cash from financing activities		6,906	7,710

Net increase in cash and cash equivalents		18,184	3,998

Cash and cash equivalents at the beginning of year		7,242	3,253

Effect of foreign exchange rate changes		12	(9)

Cash and cash equivalents at the end of year	17	25,438	7,242

The notes on pages F-5 to F-51 form part of these financial statements.

     1 General Information
Protherics PLC is a company incorporated in the United Kingdom under the Companies Act 1985.
These financial statements are presented in Sterling because that is the currency of the primary economic environment in which the Company operates. Foreign operations are included in accordance with the policies set out in note 2.
These financial statements were approved for issue by the Board of Directors on 25 July 2006. At the date of authorisation of these financial statements, the following Standards and Interpretations, which have not yet been applied in these financial statements, were in issue but not yet effective:
•	IFRS 7, Financial Instruments: Disclosures; and the related amendment to IAS 1, Presentation of Financial Statements on Capital Disclosures.

•	IFRIC 4, Determining Whether an Arrangement Contains a Lease.
The directors anticipate that the adoption of these Standards and Interpretations in future years will have no material impact on the financial statements of the Company except for additional disclosures on capital and financial instruments when the relevant Standards come into effect for periods commencing on or after 1 April 2007.
     2 Accounting Policies
The principal accounting policies adopted in the preparation of these financial statements are set out below. These policies have been consistently applied to all years presented unless otherwise stated.
Adoption of International Financial Reporting Standards (IFRS)
This is the first set of financial statements prepared in accordance with IFRS adopted for use in the European Union.
The Company financial statements were prepared in accordance with United Kingdom Generally Accepted Accounting Practice (UK GAAP) until 31 March 2005. In preparing the financial statements for 31 March 2006, management has amended certain accounting, valuation and consolidation methods applied in the UK GAAP financial statements to comply with the recognition and measurement criteria of IFRS. The comparative figures in respect of 31 March 2005 are restated to reflect these adjustments.
The Company has adopted Standards and Interpretations issued by the International Accounting Standards Board (IASB) and the International Reporting Interpretations Committee (IFRIC) of the IASB that are relevant to its operation and effective for accounting periods beginning on 1 April 2005.
As applied to the Company’s financial statements, there are no material differences between IFRS as adopted by the E.U. and IFRS as published by the IASB.
First-time adoption of IFRS
For the year ended 31 March 2006, the Company has applied the principles set out in IFRS 1, First-time Adoption of International Reporting Standards, which has been applied in preparing these financial statements.
IFRS 1 sets out the procedures to be followed when adopting IFRS for the first time as the basis for preparing the Company’s financial statements. The Company is required to establish its IFRS accounting policies as at 31 March 2006, and, in general, apply these retrospectively to determine the IFRS opening balance sheet at the date of transition. IFRS 1 provides a number of optional exemptions to this general principle. The most significant of these are set out below, together with a description, in each case, of the exemption adopted by the Company:
•	Business Combinations – IFRS 3, Business Combinations

The Company has elected not to restate business combinations recognised before the date of transition.

•	Financial Instruments – IAS 32, Financial Instruments: Disclosure and Presentation and IAS 39, Financial Instruments: Recognition and Measurement

The Company has elected to adopt IAS 32 and IAS 39 from 1 April 2005. Therefore the comparative financial information in respect of financial instruments is presented in accordance with UK GAAP.

•	Share-Based Payments – IFRS 2, Share-Based Payments

The Company has elected to apply IFRS 2 to all share-based awards and options granted post 7 November 2002 that had not vested by 1 January 2005.

•	Previously accumulated translation differences have been set to zero as at 1 April 2004.
The disclosures required by IFRS 1 concerning the transition from UK GAAP to IFRS are given in note 32.
Basis of accounting
These financial statements have been prepared in accordance with IFRS and IFRIC interpretations adopted for use in the European Union and with those requirements of the Companies Act 1985 applicable to companies reporting under IFRS. The financial statements have been prepared under the historical cost convention as modified by the revaluation of certain financial assets and liabilities. A summary of the more important policies are set out below, together with an explanation of where changes have been made to previous policies in the adoption of new standards in the year.
The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management’s best knowledge of the amount, events or actions, actual results ultimately may differ from those estimates.
Basis of consolidation
The consolidated financial statements of Protherics PLC incorporate the financial statements of the Company and all entities over which it can exercise control (its “subsidiaries”). Control is achieved by the power to govern the financial and operating policies of the subsidiary generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are de-consolidated from the date on which control ceases.
The purchase method is used to account for the acquisition of subsidiaries by the Company. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed are measured initially at their fair values on the date of acquisition, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Company’s share of identifiable net assets, including intangible assets acquired, is recorded as goodwill. If the cost of acquisition is less than the fair value of the Company’s share of net assets of the subsidiary acquired, the difference is recognised directly in the income statement.
Where necessary, adjustments are made to the financial statements of subsidiaries to bring accounting policies used into line with those used by the Company.
On consolidation, all intra-group transactions, balances, income and expenditure are eliminated.
Segment reporting
A business segment is a group of assets, liabilities and operations engaged in providing products or services that are subject to risks and returns that are different from those of other parts of the business. A geographical business segment is engaged in providing products or services within a particular economic environment that is subject to risks and returns that are different from those of segments operating in other economic environments.

Foreign currency translation
Items included in the financial statements of each of the Company’s entities are measured using the functional currency of the primary economic environment in which the entity operates (the “functional currency”). The consolidated financial statements are presented in Sterling, which is the Company’s functional and presentational currency.
Transactions in foreign currencies are recorded at the rate of exchange ruling at the date of transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the rates of exchange prevailing at that date. Gains and losses arising on translation are included in the income statement.
On consolidation, the results of operations that have a functional currency different from the presentational currency are translated at the average rate of exchange during the year and their balance sheets at the rates ruling at the date of the balance sheet. Exchange differences arising on translation from 1 April 2004 are taken directly to a separate component of equity, the cumulative translation reserve.
Revenue recognition
Revenue represents amounts receivable in respect of the sale of goods and services, licence agreements and intellectual property to customers during the year, net of trade discounts given and value added tax.
A description of the various elements of turnover and their accounting policies is given below:
•	Products

Revenue is partly recognised upon the shipment of products to the distributor, the significant risks and rewards having been transferred to the distributor, with further amounts being recognised in accordance with the contractual terms upon shipment to the end user.

•	Upfront payments

Non-refundable upfront payments are deferred and recognised over the period of the earnings process (see note 3).

•	Outlicensed product royalties

Royalty income is generated by sales of products incorporating the Company’s proprietary technology. Royalty revenues are recognised once the amounts due can be reliably estimated based on the sale of underlying products and collectibility is assured. Where there is insufficient historical data on sales and returns to fulfil these requirements, for example in the case of a new product, the royalty revenue will not be recognised until the Company can reliably estimate the underlying sales.
Research and development expenditure
Research expenditure is recognised as an expense as incurred. Expenditure incurred on development projects (relating to the design and testing of new or improved products) is recognised as intangible assets when it is probable that the project will be a success, considering factors including its commercial and technological feasibility, status of regulatory approval, and the ability to measure costs reliably. Other development expenditures are recognised as an expense as incurred. Development expenditure previously recognised as an expense is not recognised as an asset in a subsequent period. Development expenditure that has a finite useful life and which has been capitalised is amortised from the commencement of the commercial production of the product on a straight line basis over the period of its expected benefit.
No development expenditure has been capitalised in either the current or prior year.
Exceptional items
The Company defines exceptional items as those items which are not expected to occur frequently and by their nature or size, would distort the comparability of results from year to year.
Intangible fixed assets — Goodwill
Goodwill represents the excess of the cost of an acquisition over the fair value of the Company’s share of the net identifiable assets, including intangible assets, of the acquired subsidiary at the date of acquisition. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill is tested annually for impairment or when events or changes in circumstances indicate the carrying value may be impaired, and is carried at cost less accumulated impairment losses. Gains and losses on the disposal of an subsidiary include the carrying amount of goodwill relating to the subsidiary sold.

Goodwill arising on acquisitions before the date of transition to IFRS has been retained at the previous UK GAAP amount. Goodwill arising on acquisitions in the year ended 31 March 1998 and earlier periods has been written off to reserves, has not been reinstated in the balance sheet and is not included in determining any subsequent profit or loss on disposal.
Intangible fixed assets – Other
Purchased trademarks, licenses and customer lists are recognised at cost on acquisition and are subject to amortisation over their useful life from the point at which the asset is available for use. The amortisation charge is calculated on a straight-line basis over their estimated useful lives (currently a maximum of 8 years).
Property, plant and equipment
Land and buildings comprise mainly factories and offices. All property, plant and equipment is shown at cost less subsequent depreciation and impairment, except for land, which is shown at cost less impairment. Cost includes expenditure that is directly attributable to the acquisition of the items.
Subsequent costs are included in the assets carrying amount only when it is probable that future economic benefits associated with the asset will flow to the Company and the cost of the asset can be measured reliably.
Depreciation on assets is calculated using the straight-line method to allocate the cost of each asset less its residual value over its estimated useful life as follows:

Buildings and improvements	5% to 10% per year
Plant and machinery	10% to 15% per year
Computer equipment and software	20% to 33% per year
Fixtures, fittings and motor vehicles	20% to 25% per year
The assets residual values and useful lives are reviewed and adjusted as appropriate at each balance sheet date.
Assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. An assets carrying amount is written down immediately to its recoverable amount if the carrying amount exceeds the higher of the assets fair value less cost to sell and value in use. Any impairment charge is recorded in the income statement.
Gains and losses on disposals are determined by comparing proceeds with the carrying amount. These are included in the income statement. Borrowing costs incurred during the construction of assets are expensed as incurred.
Impairment of tangible and intangible assets
The Company reviews the carrying amounts of its tangible assets and intangible assets with finite lives when events or circumstances indicate the carrying value may be impaired whilst goodwill with an indefinite life is reviewed for impairment on an annual basis. In performing such reviews, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where the asset does not generate cash flows that are independent from other assets, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs. An intangible asset with an indefinite life is tested for impairment annually and whenever there is an indication that the asset may be impaired.
Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.
If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognised as an expense immediately.
Where an impairment loss subsequently reverses, the carrying value of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, provided that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset (cash-generating unit) in prior years. A reversal of an impairment loss is recognised as income immediately.
Inventories
Inventories are valued at the lower of cost and net realisable value. Cost comprises materials, direct labour and a share of production overheads appropriate to the relevant stage of production. Provision is made for obsolete, slow-moving or defective items where appropriate. Net realisable value is determined at the balance sheet date on commercially saleable products based on estimated selling price less all further costs to completion and all relevant marketing, selling and distribution costs. Research and development inventories are fully provided for in the income statement for the year, and are reinstated as appropriate if the related products are brought into commercial use.
Taxation
The tax expense represents the sum of the tax currently payable and deferred tax.
The tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in the income statement because it excludes items of income and expense that are taxable or deductible in other periods and it further excludes items that are never taxable or deductible. The Company’s liability for current tax is calculated using tax rates have been enacted or substantively enacted by the balance sheet date.
Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or the initial recognition (other than a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.
Deferred tax liabilities are recognised for taxable temporary differences arising from investments in subsidiaries and associates, and interests in joint ventures, except where the Company is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.
The carrying amount of deferred tax assets are reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow the asset to be recovered.
Deferred tax is calculated at the tax rates that are expected to apply in the year when the liability is settled or the asset is realised. Deferred tax is charged or credited in the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.
Leases
Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.
Assets held under finance leases are recognised as assets of the Company at their fair value or, if lower, at the present value of the minimum lease payments, each determined at the inception of the lease. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation. Lease payments are apportioned between finance charges and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income. Such assets are depreciated over the shorter of their estimated useful lives or the length of the lease. Assets purchased under hire purchase agreements are accounted for similarly, except that these assets are depreciated over their estimated useful lives.
Rentals under operating leases are charged to income on a straight-line basis over the term of the relevant lease.

Grants
Grants towards staff re-training costs are recognised as income over the periods in which the related costs are incurred and are deducted in reporting the related expense.
Grants relating to property, plant and equipment are treated as deferred income and released to the income statement over the useful lives of the assets concerned.
Pensions
The Company operates a defined contribution pension scheme for all members of staff who wish to participate. The funds of the scheme are administered by trustees and are independent of the Company’s finances. The Company’s contributions are charged in the income statement as they fall due.
Share-based payments
The Company has applied the requirements of IFRS 2, Share-Based Payments. In accordance with the transitional provisions, IFRS 2 has been applied to all grants of equity instruments after 7 November 2002 that were unvested at 1 January 2005.
The Company grants share options to directors and employees. Equity-settled share-based payments are measured at fair value at the date of grant and expensed on a straight-line basis over the expected life of the option, based on the estimate of the number of options that will eventually vest.
The share options granted have varying performance criteria required for the option to vest and these are considered in the method of measuring the fair value. Where it is considered appropriate, the fair value is measured using the Black-Scholes model. Where complex market performance criteria exist, a simulation model has been used, based on the same underlying methodology as the Black-Scholes model, to establish the fair value on grant.
Convertible loan notes
Following adoption of IAS 39, Financial Instruments: Recognition and Measurement, by the Company on 1 April 2005, convertible loan notes are regarded as compound financial instruments, consisting of a liability component and an equity component. At the date of issue, the fair value of the liability component is established by using an estimate for a similar non-convertible debt. The difference between the proceeds of issue of the convertible loan notes and the fair value assigned to the liability component, representing the embedded option to convert the liability into equity of the Company, is included in equity.
Issue costs are apportioned between the liability and equity components of the convertible loan notes based on their relative carrying amounts at the date of issue. The portion relating to the equity component is charged directly against equity.
The interest expense on the liability component consists of the coupon rate and the element of the equity component proportionate to the liability component outstanding. This latter part is added to the carrying amount of the convertible loan notes.
Prior to 1 April 2005, the convertible loan notes were recognised initially at fair value, net of transaction costs incurred with the difference between the proceeds (net of transaction costs) and the redemption value being recognised in the income statement over the period of the borrowings.
Trade receivables
Trade receivables do not carry any interest and are stated at their face value as reduced by appropriate allowances for estimated irrecoverable amounts.
Trade payables
Trade payables are not interest bearing and are stated at their face value.
Derivative financial instruments
The Company’s activities exposes it primarily to the financial risks of changes in foreign currency exchange rates. The Company uses foreign exchange forward contracts and options to hedge these exposures. The Company does not use derivative financial instruments for speculative purposes. The use of financial derivatives is in accordance with the Company’s policies approved by the Board of Directors, which is to hedge the foreign currency exposure from the expected US dollar sales on a rolling 12 month basis.

Prior to the adoption of IAS 32, Financial Instruments: Disclosure and Presentation, and IAS 39, Financial Instruments: Recognition and Measurement, on 1 April 2005, where a derivative instrument was used to hedge an asset denominated in a foreign currency, the effect of the instrument, being the difference between the closing and hedged rate of exchange for these assets, was carried separately on the balance sheet as a financial asset.
Following the adoption of IAS 32 and IAS 39 on 1 April 2005, these derivatives do not qualify for hedge accounting in accordance with IFRS since the exposure is primarily on transactions between subsidiary companies which are eliminated on consolidation. As a consequence, these derivatives are initially recognised and measured at fair value on the date the derivative contracts are entered into and subsequently measured at fair value. The changes in fair value of these derivative financial instruments are recognised in the income statement as they arise.
Cash and cash equivalents
For the purposes of the cash flow statement, cash and cash equivalents includes cash in hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less, and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities on the balance sheet.
Financial guarantees
The Company has not adopted amendments to IAS 39, Financial Instruments: Recognition and Measurement, and IFRS 4, Insurance Contracts, in relation to financial guarantee contracts which will apply for periods commencing on or after 1 January 2006.
Where the Company enters into financial guarantee contracts to guarantee the indebtedness of subsidiary companies, the Company considers these to be insurance arrangements, and accounts for them as such. In this respect, the Company treats the guarantee contract as a contingent liability until such time as it becomes probable that the Company will be required to make a payment under the guarantee.
The Company does not expect the amendments to have any impact on the financial statements for the year commencing 1 April 2006.
Financial risk management
The Company’s multinational operations expose it to a variety of financial risks that include the effects of changes in foreign exchange rates, credit risks and liquidity risks. The Company undertakes procedures which aim to reduce uncertainty in the financial performance of the Company which are discussed below:
•	Foreign exchange risk

A significant element of the Company’s revenue is denominated in US dollars whilst much of its cost base in the provision of these products is denominated in Sterling. The Company enters into cash flow hedges in the form of foreign exchange contracts and similar derivatives which typically extend for 12 months and cover 70 to 100% of anticipated requirements.

•	Credit risk

A significant element of the Company’s revenue is generated from sales to one customer in the US. Management are constantly in communication with this customer and monitor both sales and payments from this customer to minimise the credit risk exposure.

•	Liquidity risk

The Company maintains a mixture of short and medium term deposits that are designed to ensure the Company has sufficient available funds for operations and planned expansions.

     3 Critical Accounting Judgement
As described in note 2, it is the Company’s policy to recognise non-refundable upfront payments over the period of the earnings process. During the year, the Company received £16,300,000 from AstraZeneca UK Ltd in a Patent and License Know How agreement. These monies are non-refundable and are being recognised as revenue as the varying obligations within the contract are being satisfied, estimated to be over a period of 5 years. In determining the revenue recognition period, management considered the detailed criteria for the recognition of revenue per IAS 18, Revenue, and is satisfied that all requirements have been met by the Company.
     4 Revenue
An analysis of the Company’s revenue is as follows:

	2006	2005
	£’000	£’000
Sale of products	16,221	17,945
Revenue in respect of product development	976	—
Other	72	182

	17,269	18,127
Outlicensed product royalties	440	712

	17,709	18,839
Finance income	401	236

	18,110	19,075

     5 Segmental Reporting
For management purposes, the Company is organised into two operating segments, the sale, manufacture and development of pharmaceutical products and royalties arising from outlicensed technology. These divisions are the basis on which the Company reports its primary segment information.
The revenue and costs of each segment are clearly identifiable and allocated to each segment accordingly. There are no inter-segmental revenues. The exceptional item shown within cost of sales is included within the sale, manufacture and development of pharmaceutical products operating segment.

Business segments

		2006			2005
	Sale			Sale
	manufacture and			manufacture and
	development of	Outlicensed		development of	Outlicensed
	pharmaceutical	product		pharmaceutical	product
	products	royalties	Total	products	royalties	Total
	£’000	£’000	£’000	£’000	£’000	£’000
Continuing operations

Revenue	17,269	440	17,709	18,127	712	18,839

Segment result	(9,961)	428	(9,533)	(2,345)	687	(1,658)

Finance income			401			236
Finance costs			(431)			(655)

Loss before tax			(9,563)			(2,077)
Tax			75			296

Loss for the year attributable to equity shareholders			(9,488)			(1,781)

Segment assets	34,566	132	34,698	33,878	204	34,082
Unallocated assets			25,438			7,270

			60,136			41,352

Segment liabilities	(33,709)	(75)	(33,784)	(15,121)	(262)	(15,383)

Other segment items

Capital expenditure	2,629	—	2,629	1,937	—	1,937

Depreciation (note 14)	1,391	—	1,391	1,464	—	1,464

Amortisation of Intangible assets (note 13)	114	—	114	111	—	111

Other non-cash expenses	—	—	—	—	—	—
Geographical segments
The Company’s operations are located in the UK, North America and Australia. The UK is the home country of the parent.
The following table provides an analysis of the Company’s sales by geographical market, irrespective of the origin of the goods / services, along with the carrying amount of segment assets and capital expenditure (on both property, plant and equipment and intangible assets):

	Revenue		Segment assets		Capital expenditure
	2006	2005	2006	2005	2006	2005
Continuing operations:	£’000	£’000	£’000	£’000	£’000	£’000
United Kingdom	1,562	1,322	27,905	24,998	2,194	973
United States	16,087	17,466	(5,015)	(3,198)	17	652
Australia	60	51	3,462	4,169	418	312

	17,709	18,839	26,352	25,969	2,629	1,937

     6 Operating Loss
Operating loss has been arrived at after charging / (crediting):

	2006	2005
	£'000	£'000
Net foreign exchange losses / (gains)	454	(128)
Research and development expenditure	6,747	4,575
Inventories
Cost of inventories recognised as expense	11,193	8,732
Depreciation of property, plant and equipment
Owned assets	1,154	1,294
Assets owned under finance leases	237	170
Amortisation of purchased intangible fixed assets	114	111
Staff costs (see note 7)	8,127	7,454
Auditors’ remuneration
Audit	77	71
Other services	177	192
Operating leases – rentals payable:
Plant & equipment	25	24
Other	463	547
Loss on disposal of tangible fixed assets	108	162
Repairs and maintenance expenditure on property, plant & equipment	595	406
Amortisation of government grants	(78)	(48)
Government grants towards training costs	(11)	(3)
Exceptional closedown costs (within cost of sales) (1)	1,362	—

(1)	During the year ended 31 March 2006, the Company completed a major upgrade and expansion of its manufacturing facility in Wales. During this phase of the work, the facility was shutdown for a substantial part of the year incurring £1,362,000 of expenditure which, under normal circumstances would have been absorbed into stock manufactured during the year. These costs had no effect on the tax credit for the period.
A more detailed analysis of auditors’ remuneration on a worldwide basis is provided below:

	2006		2005
	£’000%		£’000%
Services as auditors
Statutory accounts	77	30.3	71	27.0
US regulatory	24	9.5	30	11.4

	101	39.8	101	38.4

Further assurance services
Tax compliance	56	22.0	42	16.0
Other	15	5.9	10	3.8

	71	27.9	52	19.8

Tax advisory services	61	24.0	10	3.8

Other non-audit services
Accounting advisory services	21	8.3	20	7.6
Accounting and taxation reviews	—	—	80	30.4

	21	8.3	100	38.0

	254	100.0	263	100.0

The audit of the Company’s defined contribution pension scheme is performed by the Company’s auditors, the fee for which is borne by the Company and represents £2,000 (2005: £1,000) of the amount shown above.
     7 Staff Costs
The average number of persons, including directors, employed by the Company during the year was:

	2006	2005
	Number	Number
Management	35	34
Administration	27	25
Research and production	135	153

	197	212

Their total remuneration was:
	£’000	£’000
Salaries	6,849	6,298
Social security costs	649	553
Pension costs	629	603

	8,127	7,454

The Company operates a defined contribution pension scheme for the benefit of all qualifying executive directors and employees. The assets of the scheme are held separately from those of the Company in funds under the control of the trustees. Where there are employees who leave the scheme prior to the contributions fully vesting in the scheme, the contributions paid by the Company are refunded.
Pension contributions of £74,000 (2005: £66,000) were included in accruals at the year end for the Company.
In addition to the wages and salaries analysis above are the effects of the share-based compensation charge to the Company during the year of £311,000 (2005: £237,000).
Key management compensation

	2006	2005
	£’000	£’000
Salaries and short-term employee benefits	1,577	1,375
Post employment benefits	256	196
Compensation for loss of office	50	7

	1,883	1,578

In addition to the above, the charge to income in respect of share options for key management personnel was £232,000 (2005: £123,000).
The key management figures given above include directors.

Aggregate Directors emoluments

	2006	2005
	£’000	£’000
Aggregate emoluments:
Salaries and short-term employee benefits	942	865
Post employment benefits	202	149
Compensation for loss of office	50	7

	1,194	1,021

The remuneration of the Executive Directors is decided by the Remuneration Committee. Full details of the directors’ remuneration and details of the directors’ options, including gains made on the exercise of share options, is illustrated below:

		Compensation
	Fees/basic	for loss of	Benefits in	Annual	2006	2005
Name of director	salary	office	kind	bonuses	Total	Total
	£’000	£’000	£’000	£’000	£’000	£’000
Executive
J C Christie	140	—	1	69	210	160
A J Heath	179	—	2	153	334	251
B M Riley	130	—	1	70	201	175
Non-executive
A Atkinson	8	39	—	—	47	103
J R Brown	30	—	—	—	30	21
M S Brown	—	—	—	—	—	7
D W Gration	9	11	—	—	20	28
B G Morton	17	—	—	—	17	—
M Peagram	—	—	—	—	—	—
S M Wallis	70	—	33	—	103	103
G Watts	30	—	—	—	30	24

	613	50	37	292	992	872

A Atkinson and D W Gration resigned as Non-executive Directors on 19 April 2005 and 20 July 2005 respectively.
The fees and termination payments in respect of A Atkinson include £41,000 (2005: £83,000) paid to a company controlled by him. The fees in respect of S M Wallis include £35,000 paid to his management company (2005: £35,000).
Benefits in kind reflect the provision of private healthcare with the exception of S M Wallis for whom a fully expensed car is provided.
The fees/basic salary exclude entitlements waived by A J Heath and B M Riley of £100,000 and £30,000 respectively (2005: £70,000 and £15,000 respectively). The Remuneration Committee determined that these sums be paid into their respective pension funds and they are included in the Directors’ Pension Entitlement table below.
A J Heath, B M Riley and J C Christie waived their right to receive a bonus under the DBP for the year ended 31 March 2006, and the Remuneration Committee have determined that an amount to be classified as a bonus be paid into the Company pension fund on their behalf. The amount paid was equal to the amount which would otherwise have been receivable under the DBP plus 10% thereof, being a portion of the saving to the Company as a result of the method of bonus payment. The annual bonus disclosure above includes the additional 10%. These amounts are not included in the Directors’ Pension Entitlement table below.

Executive Directors are entitled to accept appointments outside of the company providing that the Board’s permission is given. A J Heath (Chief Executive Officer) is currently a non-executive director of XL TechGroup Inc. from which he received remuneration of £35,000 in the year ended 31 March 2006.
Directors Pension Entitlements
Three directors were members of money purchase schemes during the year (2005: three). Contributions made by the Company in respect of such directors were as follows:

	2006	2005
	£’000	£’000
J C Christie	14	12
A J Heath	142	107
B M Riley	46	30

	202	149

Directors’ Share Options
Aggregate emoluments do not include any amounts for the value of options to acquire ordinary shares in the Company granted to or held by the Directors. None of the Directors exercised any options during the current period since 31 March 2006.

Details of the options held by Directors who served during the year are as follows:

						At 31
	At 1 April				Cancelled	March	Exercise	Exercisable
	2005	Granted	Exercised		or expired	2006	price	from	to
Approved options
B M Riley	52,955	—	—		52,955	—	68.83	25 Jul 1998	24 Jul 2005
Unapproved options
D W Gration	90,000	—	90,000	(3)	—	—	46.00	22 Jun 2001	21 Jun 2008
B M Riley	65,000	—	—		—	65,000	46.00	22 Jun 2001	21 Jun 2008
B M Riley	50,000	—	—		—	50,000	39.00	22 Dec 2002	21 Dec 2009
B M Riley	120,000	—	—		—	120,000	43.50	22 Feb 2004	21 Feb 2011
B M Riley	350,000	—	—		—	350,000	39.50	16 Jan 2005	15 Jan 2012
B M Riley	200,000	—	—		—	200,000	23.25	20 Jun 2006	19 Jun 2013
B M Riley	225,000	—	—		—	225,000	58.50	1 Mar 2007	28 Feb 2014
B M Riley*(1)	132,420	—	—		—	132,420	2.00	28 Feb 2008	27 Feb 2015
B M Riley*(2)	—	92,357	—		—	92,357	2.00	21 Dec 2008	20 Dec 2015
A Atkinson	100,000	—	100,000	**(3)	—	—	23.25	20 Jun 2006	19 Jun 2013
A Atkinson	135,000	—	135,000	**(3)	—	—	58.50	1 Mar 2007	28 Feb 2014
J C Christie	250,000	—	—		—	250,000	39.00	22 Dec 2002	21 Dec 2009
J C Christie	80,000	—	—		—	80,000	43.50	22 Feb 2004	21 Feb 2011
J C Christie	250,000	—	—		—	250,000	39.50	16 Jan 2005	15 Jan 2012
J C Christie	100,000	—	—		—	100,000	23.25	20 Jun 2006	19 Jun 2013
J C Christie	150,000	—	—		—	150,000	58.50	1 Mar 2007	28 Feb 2014
J C Christie*(1)	111,416	—	—		—	111,416	2.00	28 Feb 2008	27 Feb 2015
J C Christie*(2)	—	77,707	—		—	77,707	2.00	21 Dec 2008	20 Dec 2015
A J Heath	116,300	—	—		—	116,300	175.00	27 Jan 2000	29 Jun 2008
A J Heath	500,000	—	—		—	500,000	43.50	22 Feb 2004	21 Feb 2011
A J Heath	1,000,000	—	—		—	1,000,000	39.50	16 Jan 2005	15 Jan 2012
A J Heath	300,000	—	—		—	300,000	23.25	20 Jun 2006	19 Jun 2013
A J Heath	325,000	—	—		—	325,000	58.50	1 Mar 2009	28 Feb 2014
A J Heath*(1)	221,233	—	—		—	221,233	2.00	28 Feb 2008	27 Feb 2015
A J Heath*(2)	—	157,556	—		—	157,556	2.00	21 Dec 2008	20 Dec 2015
Savings-related options
J C Christie	27,000	—	27,000	(4)	—	—	37.50	1 Apr 2005	31 Oct 2005
J C Christie	—	14,384	—		—	14,384	65.00	1 Feb 2009	31 Jul 2009
Individual
A J Heath	600,000	—	—		—	600,000	39.00	22 Dec 2002	21 Dec 2009

	5,551,324	342,004	352,000		52,955	5,488,373

*	Options issued under the LTIP approved by the shareholders on 27 January 2005. The market price of a share at the date of grant was (1) 57.00p and (2) 78.50p.

**	Following the resignation of A Atkinson from the Board on 19 April 2005, under the rules of the Unapproved Share Option Plan, the Remuneration Committee determined that his options would be exercisable during the period to 31 December 2005.
The market price of a share on the date of exercise was (3) 81.00p and (4) 49.50p
Gains on exercise were as follows:

D W Gration	£31,500
A Atkinson	£88,125
J C Christie	£3,240
The market price of the Company’s ordinary shares to which the options relate was 89.0p at 31 March 2006 and fluctuated between 45.0p and 99.75p during the year.

Transactions with directors
The Company rented office accommodation from, and had administration services provided by Chimaeron Limited, a company in which A Atkinson has a controlling interest. This arrangement was terminated upon his resignation as an executive director of the Company in April 2004. Rent charged and other services provided in the year to 31 March 2006 amounted to £nil (2005: £7,125) and £Nil (2005: £1,457) respectively. At 31 March 2006, the Company owed Chimaeron Limited £nil (2005: £7,655).
On 22 September 2004, the Company assigned intellectual property and transferred certain Company assets and staff members to Morvus Technology Limited, a company in which A Atkinson is a director and in a position to exercise significant influence. The Company received a small equity stake in Morvus Technology Limited, valued at the time of transfer at £150,000. £40,000 related to the value of the assets transferred whilst £110,000 related to certain expenses incurred by the Company in relation to the facilities and staff being transferred. The Company has retained a right of first refusal to license certain products that may be developed by Morvus Technology Limited. The directors of Protherics PLC had assigned no value to these technologies. During the year ended 31 March 2006, Morvus Technology Limited has recharged the Company £40,000 (2005: £46,000) for consultancy services provided whilst the Company has charged Morvus Technology Limited £26,000 (2005: £62,000) for reimbursement of costs incurred on their behalf. At 31 March 2006, the Company owed Morvus Technology Limited £3,000 (2005: £4,000). The directors consider all transactions with Morvus Technology Limited to be at an arms length valuation.
     8 Finance Income

	2006	2005
	£’000	£’000
Bank interest and interest on deposits	401	236

     9 Finance Costs

	2006	2005
	£’000	£’000
Interest payable on finance lease and hire purchase borrowings	133	131
Interest payable on bank borrowings	22	24
Interest payable on 6% convertible unsecured loan notes	193	381
Amortisation of 6% convertible unsecured loan notes	57	81
Notes payable to South Australian Minister for Primary Industries	7	17
Other	19	21

	431	655

     10 Tax
An analysis of credit for the year, all relating to continuing operations, is set out below:

	2006	2005
	£’000	£’000
Current tax
UK Corporation tax credit for the current year	325	290
Adjustment in respect of prior years UK Corporation tax	—	15

	325	305
Foreign tax	(3)	(9)

Total current taxation	322	296

Deferred taxation
Reduction in estimate of recoverable deferred tax asset	(247)	—

	75	296

Corporation tax in the UK is calculated at 30% (2005: 30%) of the estimated assessable profit for the year. Taxes for other jurisdictions are calculated at the rates prevailing in the respective jurisdictions.
The UK tax credits arising in the current and prior years were as a result of research and development expenditure claimed under the Finance Act 2000.
The tax for the year is lower (2005: lower) than the standard rate of corporation tax in the UK (30%). The differences are explained below:

	2006	2005
	£’000	£’000
Loss before tax	(9,563)	(2,077)

Profit on ordinary activities multiplied by rate of corporation tax in the UK of 30% (2005: 30%)	(2,869)	(623)

Adjustments in respect of foreign tax rates	386	—
Timing differences between capital allowances and depreciation	509	254
Other timing differences	4,041	—
Other expenditure not deductible for tax purposes	(302)	193
Additional tax credit for research and development expenditure incurred	(349)	(333)
Lower rate of tax on research and development credits surrendered	284	263
Addition to / (utilisation of) losses carried forward	(1,775)	(35)
Adjustments to tax in respect of prior years	—	(15)

Total taxation	(75)	(296)

Deferred tax is calculated in full on temporary differences under the liability method using a tax rate of 30% (2005: 30%). The movement on the deferred tax account is as shown below:

	2006	2005
	£’000	£’000
Deferred tax asset recognised at 1 April	432	444
Income statement charge	(247)	—
Exchange differences	21	(12)

Deferred tax asset recognised at 31 March	206	432

The deferred tax asset, which relates to trading losses incurred in Australia, has been recognised in the financial statements following the development of the Company’s products in prior years and the directors are of the opinion, based on recent and forecast trading, that the level of profits in Australia in the forthcoming years will lead to the realisation of this asset.
In addition to the losses on which the deferred tax asset has been recognised, the Company has additional taxable losses and other timing differences in the United Kingdom and the United States which arose as a result of the research and development incurred during the start-up of the Company’s activities. These losses are available for offset against future taxable profits in these territories. A deferred tax asset has not been recognised in respect of these losses and other temporary differences since the Company does not anticipate generating sufficient taxable profits to utilise these losses within the immediate future and consequently the recoverability of the deferred tax asset is uncertain. The total amount of deferred tax asset not recognised, measured at 30%, the rate of corporation tax in the United Kingdom (2005: 30%) is approximately £27 million of which £4 million related to temporary differences and £23 million was in respect of losses (2005: approximately £24 million, all of which was in respect of losses).
The movements in the deferred tax asset and liabilities (prior to the offsetting of balances within the same jurisdiction as permitted by IAS 12, Income Taxes) during the year are as shown below. The deferred tax asset and liabilities are only offset where there is a legally enforceable right of offset and there is an intention to settle the balance net.

Deferred tax asset	Tax losses	Total
	£’000	£’000
At 1 April 2005	432	432
Credited to the income statement	(247)	(247)
Exchange differences	21	21

At 31 March 2006	206	206

There were no recognised deferred tax liabilities at 31 March 2006 or 31 March 2005.
At 31 March 2006 the Company had tax losses, subject to the agreement of the Taxation Authorities, of approximately £72 million (2005: £73 million) available for offset against future taxable profits of the same trade. Included within these total losses, approximately £18.6 million (2005: £20 million) relates to Protherics Inc., and of these, the use of £11.5 million is restricted to US$1.5 million per year.
At the balance sheet date, the aggregate amount of temporary differences associated with undistributed earnings of subsidiaries for which deferred tax liabilities had not been recognised was £Nil (2005: £Nil). No liability has been recognised in respect of these differences because the Company is in a position to control the timing of the reversal of the temporary differences and it is probable that such differences will not reverse in the foreseeable future.
     11 Loss per Share
Basic loss per share is calculated by dividing the loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year. For diluted loss per share, the weighted average number of ordinary shares in issue would be adjusted to assume conversion of all dilutive potential ordinary shares. The company would have three categories of dilutive potential ordinary shares: share options, warrants and the 6% unsecured convertible loan notes.

The Company has been loss making in both the current and prior year and as such, should the Company be called upon to issue shares, the effect would be anti-dilutive.
The calculation of the basic and diluted loss per share is based on the loss of £9,488,000 (2005: £1,781,000) and on 246,854,698 ordinary shares (2005: 224,145,177) being the weighted average number of ordinary shares in issue.
     12 Goodwill

£’000
Cost
At 1 April 2004, 1 April 2005 and 31 March 2006	9,199

Accumulated impairment losses
At 1 April 2004, 1 April 2005 and 31 March 2006	—

Carrying amount
31 March 2006	9,199

31 March 2005	9,199

The goodwill arose on the acquisition of Enact Pharma PLC in June 2003. The Company tests goodwill annually for impairment, or more frequently if there are indications that goodwill might be impaired. At 31 March 2006 there were no accumulated impairment losses.
The recoverable amount of the cash-generating unit is determined from a value in use calculation. The key assumptions for the value in use calculation are those regarding the launch dates of products, principally Voraxaze™, the expected unit sales, and expected changes to selling prices and direct costs during the year. Changes are based on expectations of future changes in the market. A discount rate of 14% has been applied. The calculations are based upon the most recent cash flow forecasts covering the next 10 years which have been approved by management.

     13 Other Intangible Assets

	Patents
	and	Other
	trademarks	intangibles	Total
	£’000	£’000	£’000
Cost
At 1 April 2004	879	—	879
Acquisitions	—	580	580
Exchange differences	(21)	(15)	(36)

At 1 April 2005	858	565	1,423

Acquisitions	—	—	—
Exchange differences	76	50	126

At 31 March 2006	934	615	1,549

Amortisation
At 1 April 2004	240	—	240
Charge for the year	111	—	111
Exchange differences	(9)	—	(9)

At 1 April 2005	342	—	342

Charge for the year	114	—	114
Exchange differences	33	—	33

At 31 March 2006	489	—	489

Net book value
31 March 2006	445	615	1,060

31 March 2005	516	565	1,081

Patents and trademarks are amortised over their estimated useful lives, which is on average 8 years. The other intangibles have yet to commence their useful lives. There are no self-generated intangibles.

     14 Property, Plant and Equipment

			Furniture,
	Land &	Plant &	fixtures &
	buildings	machinery	equipment	Total
	£’000	£’000	£’000	£’000
Cost
At 1 April 2004	4,825	7,503	2,343	14,671
Additions	522	543	292	1,357
Disposals	—	(161)	(178)	(339)
Exchange differences	(16)	(24)	(22)	(62)

At 1 April 2005	5,331	7,861	2,435	15,627

Reclassification	—	21	(21)	—
Additions	111	2,218	300	2,629
Disposals	(44)	(328)	(484)	(856)
Exchange differences	11	8	28	47

At 31 March 2006	5,409	9,780	2,258	17,447

Depreciation
At 1 April 2004	2,653	3,551	1,075	7,279
Charge for the year	359	777	328	1,464
Disposals	—	(14)	(88)	(102)

Exchange differences	(4)	(2)	(7)	(13)

At 1 April 2005	3,008	4,312	1,308	8,628

Reclassification	—	92	(92)	—
Charge for the year	390	652	349	1,391
Disposals	(44)	(261)	(391)	(696)
Exchange differences	—	5	10	15

At 31 March 2006	3,354	4,800	1,184	9,338

Net book value
31 March 2006	2,055	4,980	1,074	8,109

31 March 2005	2,323	3,549	1,127	6,999

	2006	2005
	£’000	£’000
Land & buildings comprise:
Freehold	1,318	1,521
Short leasehold	737	802

	2,055	2,323

Plant and machinery includes cost of £1,638,000 (2005: £2,167,000) in respect of assets in the course of construction.
The net book value of plant & machinery, and furniture, fixtures & equipment includes £2,752,000 (2005: £2,370,000) in respect of assets held under finance lease and hire purchase agreements. Depreciation for the year on those assets was £237,000 (2005: £170,000).

     15 Inventories

	2006	2005
	£’000	£’000
Raw materials and consumables	1,455	1,488
Work in progress	9,382	11,152
Finished goods	50	112

	10,887	12,752

     16 Trade and Other Receivables

	2006	2005
	£’000	£’000
Amounts falling due within one year:
Trade receivables	2,926	2,289
Less: Provision for impairment of receivables	—	—

Trade receivables – net	2,926	2,289
Other receivables	845	304
Prepayments and accrued income	749	607

	4,520	3,200

A significant proportion of the Company’s revenue is generated by the sale of its CroFab® and DigiFab® products into the US through its distribution agreement with Fougera, a division of Altana Inc., which makes up the majority of the trade receivables. The carrying value of this and other trade receivables has been determined by the Company’s management based on prior experience and their assessment of the current economic environment. The average credit period taken on sales of goods is 30 days. The directors consider that the carrying amount of trade and other receivables approximates to their fair value.
     17 Cash and Cash Equivalents

	2006	2005
	£’000	£’000
Cash at bank and in hand	934	879
Short term bank deposits	24,504	6,391

	25,438	7,270
Bank overdrafts (note 20)	—	(28)

	25,438	7,242

Cash and cash equivalents comprise current accounts held by the Company with immediate access and short-term bank deposits with a maturity of three months or less. Market rates of interest are earned on such deposits. The credit risk on such funds is limited because the counterparties are banks with high credit ratings assigned by international credit rating agencies.

     18 Trade and Other Payables

	2006	2005
	£’000	£’000
Current liabilities:
Trade payables	5,227	2,675
Other payables	673	642
Accruals	2,223	2,193
Deferred income	7,599	3,041

	15,722	8,551

Non-current liabilities:
Deferred income	13,081	638

Trade payables and accruals principally comprise amounts outstanding for trade purchases and ongoing costs. The average credit taken for trade purchases is 49 days.
Included within deferred income are the following capital grants:

	2006	2005
	£’000	£’000
Deferred income – falling due in less than one year	111	63
Deferred income – falling due after more than one year	762	638

	873	701

During the year, capital grants of £250,000 (2005: £10,000) were received and £78,000 (2005: £48,000) was released to the income statement. As a result of these grants, the Welsh Development Agency has a legal charge over certain buildings, plant and equipment securing grants received amounting to £33,000 and the Company is required to maintain certain employment levels at its Welsh manufacturing facility.
The directors consider that the carrying amount of trade payables approximates to their fair value.
     19 Borrowings

	2006	2005
	£’000	£’000
Bank overdrafts	—	28
Bank loans
Secured	201	211

	201	239
Notes payable to South Australian Minister for Primary Industries	58	204

	259	443

The borrowings are repayable as follows:
On demand or within one year	37	193
In the second year	25	56
In the third to fifth years inclusive	197	162
After five years	—	32

	259	443

Amounts due for settlement within one year	37	193
Amounts due for settlement after one year	222	250

	259	443

Analysis of borrowings by currency:

			Australian
	Sterling	US dollars	dollars	Total
	£’000	£’000	£’000	£’000
At 31 March 2006
Bank loans	32	169	—	201
Note payable to South Australian Minister for Primary Industries	—	—	58	58

	32	169	58	259

At 31 March 2005
Bank overdrafts	—	—	28	28
Bank loans	53	158	—	211
Note payable to South Australian Minister for Primary Industries	—	—	204	204

	53	158	232	443

The effective interest rates at the balance sheet dates were as follows:

	2006	2005
	%	%
Bank overdrafts	—	11.0
Sterling bank loans	8.0	8.0
US dollar bank loans	5.6	5.6
Notes payable to South Australian Minister for Primary Industries	6.5	8.7
The directors estimate the fair value of the Company’s borrowings, by discounting the future cash flows at the market rate, to be as follows:

	2006	2005
	£’000	£’000
Bank overdrafts	—	29
Sterling bank loans	34	53
US dollar bank loans	155	152
Notes payable to South Australian Minister for Primary Industries	51	193

	240	427

The Company had no undrawn committed borrowing facilities available at 31 March 2006 (2005: £2,000,000 expiring within one year and all conditions precedent had been met at that date).
The other principal features of the Company’s borrowings are as follows:
•	Bank overdrafts are repayable on demand. The overdrafts at 31 March 2005 were unsecured.

•	The Company’s Sterling loan was obtained upon the acquisition of Enact Pharma PLC in June 2003. The loan was taken out by Enact Pharma PLC in June 2002. Repayments commenced in March 2003 and will continue until August 2007. The loan is secured over the assets of that company and its immediate subsidiaries. The loan carries a fixed interest rate of 8% per annum.

•	The Company’s US dollar denominated loan was taken out in August 2004. Repayments commenced in September 2004 and will continue until August 2009, when substantially all of the principal received on inception will become repayable. The loan is secured by a charge over certain of the Company’s assets and carries an interest rate of 5.625%.

•	The notes payable to the South Australian Minister for Primary Industries (the “Minister”) are secured on buildings and equipment of Protherics Australasia Pty Limited. Repayment is in equal annual instalments, with the final instalment due in August 2007. The interest rate is variable at the discretion of the Minister and is payable annually. The rate is currently in line with market interest rates.
     20 6% Convertible Unsecured Loan Notes
The 6% convertible unsecured loan notes, denominated in Sterling, were issued on 19 June 2003 as part of the consideration to acquire Enact Pharma PLC. Interest on the 6% convertible unsecured loan notes is payable twice annually in arrears. If not previously repaid, converted or repurchased, the loan notes will be repaid at par on 19 June 2010. The loan notes are convertible at 25p per ordinary share, at the holders option, from the earlier of 19 December 2004, or such date that the Company has received FDA marketing approval for Voraxaze™ but in any event no earlier than June 19, 2004. The terms of the loan notes permit the Company to repurchase the loan notes at any time by tender (available to all holders alike) or by privately negotiated transactions with individual holders at any price.
In accordance with IFRS 1, First Time Adoption of International Financial Reporting Standards, the Directors have elected not to restate comparative information for the impact of IAS 32, Financial Instruments: Disclosure and Information, and IAS 39, Financial Instruments: Recognition and Measurement, but have only adopted these standard to apply from 1 April 2005. Accordingly, the 6% convertible unsecured loan notes are carried at their nominal value at 31 March 2005.
Upon adoption of IAS 32 and IAS 39 at 1 April 2005, the net proceeds received from the issue of the 6% convertible unsecured loan notes have been split between the liability element and an equity component, representing the fair value of the embedded option to convert the liability into the equity of the Company, as follows:

£’000
Nominal value of convertible loan notes issued	7,196
Equity component at date of issue	(711)

Liability component at date of issue	6,485

	2006	2005
	£’000	£’000
Liability component at 1 April	3,762	7,050
Adoption of IAS 32 and IAS 39	(282)	—

	3,480	7,050
Interest charged	57	81
Liability converted to equity	(1,068)	(3,369)

Liability component at 31 March	2,469	3,762

The directors estimate that the fair value of the liability component at 31 March 2006 to be approximately £2,424,000 (2005: £3,406,000).

     21 Obligations under Finance Leases

			Present value of
	Minimum lease		minimum lease
	payments		payments
	2006	2005	2006	2005
	£’000	£’000	£’000	£’000
Amounts payable under finance leases:
Within one year	733	641	623	534
In the second to fifth years inclusive	1,392	1,425	1,216	1,246

	2,125	2,066	1,839	1,780
Less: future finance charges	(286)	(286)

Present value of lease obligations	1,839	1,780	1,839	1,780

Less: Amounts due for settlement within one year (shown within current liabilities)			(623)	(534)

Amount due for settlement after one year			1,216	1,246

It is the Company’s policy to lease certain of it plant and equipment under finance leases. The average lease term on inception is 3 to 5 years. For the year ended 31 March 2006, the average effective borrowing rate for the Company was 7.6% (2005: 7.8%). Interest rates are fixed at the contract date. All leases are on a fixed repayment basis and no arrangements have been entered into for contingent rental payments.
The fair value of the Company’s lease obligations approximates to their carrying amount.
The denomination of the Company’s lease obligations was as follows:

	2006	2005
	£’000	£’000
Sterling	1,754	1,631
Australian dollars	85	149

	1,839	1,780

The obligations under hire purchase agreements for the Company are secured by a charge over the leased assets.
     22 Derivative Financial Instruments
The Company utilises currency derivatives to hedge significant future transactions and cash flows. The Company is a party to a variety of foreign currency forward contracts and options in the management of its exchange rate exposures. The instruments purchased are primarily denominated in the US dollars, the currency of the Company’s principal market.
In accordance with IFRS 1, First Time Adoption of International Financial Reporting Standards, the directors have elected not to restate comparative information for the impact of IAS 32, Financial Instruments: Disclosure and Information, and IAS 39, Financial Instruments: Recognition and Measurement, but have only adopted these standards to apply from 1 April 2005.

At the balance sheet date, the fair market value of the derivative financial instruments were:

	2006	2005
	£’000	£’000
Contracts with positive fair values:
Forward foreign exchange contracts	—	75

Total financial assets	—	75

Contracts with negative fair values:
Foreign exchange options	136	—

Derivative instrument liabilities	136	—

Changes in fair market value are recognised in the income statement as they arise. The charge for the year ended 31 March 2006 was £531,000.
All the contracts mature within one year of the balance sheet date.
     23 Share Capital

	2006		2005
	No. Shares	£’000	No. Shares	£’000
Authorised
Ordinary shares of 2p each	350,000,000	7,000	317,100,000	6,342

Allotted, called-up and fully paid Ordinary shares of 2p each

At 1 April	242,204,390	4,844	207,750,086	4,155
Allotted under share option schemes	1,441,097	29	123,835	2
Cash placing and open offer	—	—	20,773,088	415
Issued to AztraZeneca UK Limited under CytoFab® outlicense agreement	10,990,621	220	—	—
Settlement to former employees	—	—	81,205	2
Conversion of 6% unsecured convertible loan notes	4,650,960	93	13,476,176	270

At 31 March	259,287,068	5,186	242,204,390	4,844

Share warrants
At 31 March 2006 there are unexercised warrants for 212,500 ordinary shares (2005: 212,500 ordinary shares) in Enact Pharma PLC, a company acquired in June 2003, which expire between 12 March 2007 and 9 July 2012 and are exercisable at prices between 30p and 60p per share. Should these be exercised, the Company is entitled to repurchase these shares by issuing £17.05 6% convertible unsecured loan notes per 100 Enact Pharma PLC ordinary shares. The terms of these loan notes are disclosed in note 20 to the accounts.
Share options
Details of outstanding share options are as follows:

					At 31
	At 1 April			Cancelled	March	Exercise
	2005	Granted	Exercised	or expired	2006	price (p)
Date exercisable
Individual unapproved
22 Dec 2002 to 21 Dec 2009	600,000	—	—	—	600,000	39.00
9 July 2002 to 8 July 2010	25,000	—	—	—	25,000	40.00
9 July 2002 to 8 July 2010	15,000	—	—	—	15,000	25.00
9 July 2002 to 31 May 2007	3,850	—	—	—	3,850	US$6.00
1 Mar 2004 to 1 Jan 2006	70,000	—	70,000	—	—	58.50
8 Oct 2004 to 1 Jan 2006	100,000	—	100,000	—	—	23.25
Approved
25 July 1998 to 24 July 2005	52,955	—	—	52,955	—	68.83
28 Jan 2003 to 27 Jan 2010	59,712	—	10,467	—	49,245	37.50
28 Feb 2004 to 27 Feb 2011	328,000	—	15,625	20,375	292,000	43.50
16 Feb 2009 to 15 Feb 2016	—	25,401	—	—	25,401	93.50
Unapproved
22 June 2001 to 21 June 2008	275,000	—	105,000	—	170,000	46.00
23 Dec 2001 to 22 Dec 2005	5,305	—	5,305	—	—	45.00
22 Dec 2002 to 21 Dec 2009	525,000	—	40,000	—	485,000	39.00
27 Jan 2003 to 26 Jan 2010	87,909	—	—	812	87,097	37.50
2 Aug 2003 to 1 Aug 2010	2,908	—	—	—	2,908	28.50
22 Feb 2004 to 21 Feb 2011	1,370,000	—	225,000	—	1,145,000	43.50
16 Jan 2005 to 15 Jan 2012	2,293,000	—	106,000	10,000	2,177,000	39.50
9 July 2005 to 8 July 2012	500,000	—	150,000	—	350,000	25.00
14 Jan 2006 to 13 Jan 2013	100,000	—	100,000	—	—	21.00
20 Jun 2006 to 19 Jun 2013	1,110,000	—	210,000	—	900,000	23.25
24 Jun 2006 to 23 Jun 2013	30,000	—	—	—	30,000	23.00
1 Mar 2007 to 28 Feb 2014	1,170,000	—	220,000	50,000	900,000	58.50
1 Mar 2009 to 28 Feb 2014	325,000	—	—	—	325,000	58.50
27 Sep 2007 to 26 Sep 2014	310,000	—	—	—	310,000	49.50
28 Feb 2008 to 27 Feb 2015*(1)	741,669	—	—	25,194	716,475	2.00
19 Jul 2008 to 18 Jul 2015*(2)	—	113,785	—	—	113,785	2.00
7 Sep 2008 to 6 Sep 2015	—	115,000	—	—	115,000	60.50
21 Dec 2008 to 20 Dec 2015*(3)	—	775,887	—	12,222	763,665	2.00
21 Dec 2008 to 20 Dec 2015	—	85,000	—	—	85,000	78.50
Savings related options
1 Apr 2005 to 31 Oct 2005	96,300	—	83,700	12,600	—	37.50
1 Jan 2009 to 30 Jun 2009	—	270,118	—	—	270,118	65.00
1 Jan 2011 to 30 Jun 2011	—	401,738	—	—	401,738	65.00
Protherics PLC option plan for Therapeutic Antibodies Inc. employees
27 Jan 2000 to 29 June 2008	162,238	—	—	—	162,238	175.0 to 312.0

	10,358,846	1,786,929	1,441,097	184,158	10,520,520

* Options issued under the long term incentive plan, approved by the shareholders on 27 January 2005. The price of a share at the date of grant was (1) 54.75p, (2) 57.00p, and (3) 78.50p.
Therapeutic Antibodies former employees and consultants
In addition to the above, options over up to 391,929 shares (2005: 507,818) previously held under the Therapeutic Antibodies 1990 Plan may be granted upon request by Therapeutic Antibodies former employees and consultants under the terms of the Merger Agreement dated 20 May 1999. Option prices range from $5.16 to $6.99 per share and may be exercised at various dates from 26 April 2006 to 15 Dec 2006. During the current year, options over 115,889 ordinary shares expired unexercised.
     24 Share Premium Account

	2006	2005
	£’000	£’000
At 1 April	77,868	66,027
Adoption of IAS 32 and IAS 39	13	—

	77,881	66,027
Premium arising on issue of equity shares
Allotted under share option schemes	520	49
Cash placing and open offer	—	9,556
Issued to AztraZeneca UK Limited under CytoFab® outlicense agreement	7,280	—
Settlement to former employees	—	37
Conversion of 6% unsecured convertible loan notes	1,089	3,100
Expenses on issue of equity shares	—	(901)

At 31 March	86,770	77,868

     25 Statement of Changes in Equity

					Cumulative
	Share	Share	Merger	Equity	translation	Retained
	capital	premium	reserve	reserve	reserve	earnings	Total
	£’000	£’000	£’000	£’000	£’000	£’000	£’000
Balance at 1 April 2004	4,155	66,027	51,163	—	—	(106,329)	15,016

Currency translation adjustments	—	—	—	—	(33)	—	(33)

Net expense recognised directly in equity	—	—	—	—	(33)	—	(33)
Loss for the year	—	—	—	—	—	(1,781)	(1,781)

Total recognised loss for the year	—	—	—	—	(33)	(1,781)	(1,814)

New share capital subscribed	419	9,642	—	—	—	—	10,061
Conversion of convertible loan notes	270	3,100	—	—	—	—	3,370
Expenses on issue of equity shares	—	(901)	—	—	—	—	(901)
Employee share option scheme:
value of services provided	—	—	—	—	—	237	237

Balance at 31 March 2005	4,844	77,868	51,163	—	(33)	(107,873)	25,969
Adoption of IAS 32 and IAS 39	—	13	—	378	—	211	602

Balance at 1 April 2005	4,844	77,881	51,163	378	(33)	(107,662)	26,571
Currency translation adjustments	—	—	—	—	(158)	—	(158)

Net expense recognised directly in equity	—	—	—	—	(158)	—	(158)
Loss for the year	—	—	—	—	—	(9,488)	(9,488)

Total recognised loss for the year	—	—	—	—	(158)	(9,488)	(9,646)

New share capital subscribed	249	7,800	—	—	—	—	8,049
Conversion of convertible loan notes	93	1,089	—	(115)	—	—	1,067
Employee share option scheme:
value of services provided	—	—	—	—	—	311	311

Balance at 31 March 2006	5,186	86,770	51,163	263	(191)	(116,839)	26,352

The merger reserve arose upon a merger involving the Company in September 1999. The equity reserve arises from the 6% convertible unsecured loan notes (see note 20).
Goodwill on acquisition written off in prior years amounts to £1,909,000.
     26 Operating Lease Commitments

	2006	2005
	£’000	£’000
Minimum lease payments under operating leases recognised in income for the year	488	571

At the balance sheet date, the outstanding commitments for future minimum lease payments under non-cancellable operating leases fell due as follows:

		2006		2005
		Vehicles,		Vehicles,
		plant and		plant and
	Property	equipment	Property	Equipment
	£’000	£’000	£’000	£’000
Within one year	431	16	462	10
In the second to fifth years inclusive	600	16	995	8
After five years	39	—	48	—

	1,070	32	1,505	18

Operating lease payments represent rentals payable for certain of its office properties, plant and equipment under non-cancelable operating lease agreements. The leases have various terms and renewal rights.
     27 Capital and Other Financial Commitments

	2006	2005
	£’000	£’000
Contracts placed for future capital expenditure not provided in the financial statements	1,348	534

     28 Share-Based Payments
The Company has elected to apply IFRS 2, Share-Based Payments to all share-based awards and options granted post 7 November 2002 that had not vested by 1 January 2005. These options have been issued under the Unapproved Share Option Plan, individual option arrangements, Executive Share Option Plan (ESOP), the Long-term Incentive Plan (LTIP) and the Savings Related Share Option Plan.
Under the Unapproved Share Option Plan and the ESOP, the remuneration committee can grant options over shares in the Company to employees. Options are granted with a fixed exercise price equal to the market price of the shares under option at the date of the grant. The vesting period is generally 3 years and subject to performance criteria. If the options remain unexercised after a period of 10 years from the date of grant, the options expire. Furthermore, options are forfeited if the employee leaves the Company before the option vests.
Under the LTIP, the remuneration committee can grant equity-settled options over shares in the Company but these awards are generally reserved for directors and employees at senior manager level. The options are granted at a fixed exercise price which is generally equal to the nominal value of the shares under the award. As with the above plans, the vesting period is generally 3 years, subject to performance criteria and, if the options remain unexercised after a period of 10 years from the date of grant, the options expire. Furthermore, options are forfeited if the employee leaves the Company before the option vests.
Awards under the Savings Related Share Option Plan are made available to all employees who have been with the Company for more than 6 months. Options under this plan are awarded at a discount of up to 20% of the market price of the shares under option at the date of the invitation to enter the plan. The vesting period is either 3 or 5 years with a 6 month period to exercise after the vesting period. There are no performance criteria attached to these options. The options are forfeited if the employee leaves the Company during the vesting period.
The share options granted have varying performance criteria required for the option to vest and these are considered in the method of measuring the fair value. Where it is considered appropriate, the fair value is measured using the Black-Scholes model. Where complex market performance criteria exist, a simulation model has been used, based on the same underlying methodology as the Black-Scholes model, to establish the fair value on grant.
The fair values of the options granted, performance criteria, and the assumptions used in the calculation of fair value are as follows:

Awards under the share option plans

Grant date	14 Jan	20 Jun	24 Jun	1 Mar	1 Mar	27 Sep	7 Sep	21 Dec	16 Feb
	2003	2003	2003	2004	2004	2004	2005	2005	2006
Share price at grant date (p)	21.00	23.25	23.00	58.50	58.50	49.50	60.50	78.50	93.50
Exercise price (p)	21.00	23.25	23.00	58.50	58.50	49.50	60.50	78.50	93.50
Number of employees	1	10	2	15	1	3	2	5	1
Shares under option	100,000	1,250,000	30,000	1,240,000	325,000	310,000	115,000	85,000	25,401
Fair value (p)	9.02	9.45	9.45	25.57	33.77	19.31	19.98	31.38	36.13
Dividends yield	—	—	—	—	—	—	—	—	—
Vesting period (years)	3	3	3	3	5	3	3	3	3
Expected volatility	48.9%	46.2%	46.2%	47.0%	47.0%	45.3%	38.5%	41.0%	41.2%
Option life (years)	10	10	10	10	10	10	10	10	10
Expected life (years)	5	5	5	5	5	5	5	5	5
Risk free rate	4.21%	3.75%	3.75%	4.64%	4.64%	4.74%	4.12%	4.68%	4.68%
Performance criteria	(1)	(1)	(1)	(2)	(3)	(2)	(4)	(4)	(4)
Other awards

Grant date	28 Feb	19 Jul	21 Dec	11 Jan	11 Jan
	2005	2005	2005	2006	2006
	LTIP	LTIP	LTIP	Share-save	Share-save
Share price at grant date (p)	54.75	57.00	78.50	86.00	86.00
Exercise price (p)	2.00	2.00	2.00	65.00	65.00
Number of employees	22	2	16	38	35
Shares under option	741,669	113,785	775,887	270,118	401,738
Fair value (p)	33.71	38.22	60.86	37.20	44.09
Vesting period (years)	3	3	3	3	5
Dividend yield	—	—	—	—	—
Expected volatility	41.8%	39.0%	41.0%	41.2%	40.9%
Option life (years)	10	10	10	10	10
Expected life (years)	5	5	5	3	5
Risk free rate	4.68%	4.18%	4.68%	4.10%	4.10%
Performance criteria	(4)	(4)	(4)	None	None

(1)	To vest, the Company’s share price is required to outperform the average price of shares in the FTSE All Share Pharmaceutical and Biotech Index in any three year period commencing on or after the date of grant of the option.

(2)	Performance will be measured once only after three years from the date of grant of the option. If the total shareholder return of the Company reaches the median of the FTSE All Share Pharmaceutical and Biotech Index, one third of the shares under option become exercisable, rising on a sliding scale such that all the shares under option become exercisable if the Company’s performance is at or above the upper quartile. The Remuneration Committee must also be satisfied that there has been an improvement in the Company’s underlying financial performance over the period.

(3)	As (2) except that performance measured after five years.

(4)	Provided the Remuneration Committee is satisfied that the Company has achieved sound underlying performance, awards will vest based on the Company’s Total Shareholder Return (TSR). Performance will be measured after three years from grant by measuring the TSR of the Company against a comparator group consisting of the primary listed components of the FTSE All Share Pharmaceutical and Biotech Index but excluding those companies in the FTSE 100 (currently Alliance Unichem Plc, Astra Zeneca PLC, GlaxoSmithKline PLC and Shire plc). TSR will normally be averaged across a period of three months before the date of the reward and three months before the date on which the performance period ends, although the Committee may determine that a different averaging period is appropriate and properly reflective of management performance but in any event this will not be more than six months or less than one month. No award will vest if the Company’s TSR is below the median of the comparator group, 30% will vest if the Company’s TSR is at the median position, 80% if the Company’s TSR is at the upper quartile and 100% if at the upper decile. Awards will vest on a sliding scale between each step.
The expected volatility is based on historical volatility over the expected life, being the average expected period to exercise, of the option as at the date of grant. The risk free rate of return is the yield on zero-coupon UK government bonds of a term consistent with the expected life at the date of grant.
A reconciliation of the option movements over the year to 31 March 2006 is shown below:

		2006		2005
		Weighted		Weighted
		average		Average
		option		option
		price		price
	Number	pence	Number	pence
Outstanding at 1 April	10,866,664	60.96	10,245,846	71.37
Granted	1,786,929	34.30	1,221,669	19.03
Exercised	(1,441,097)	38.05	(123,835)	41.48
Cancelled or expired	(300,047)	137.01	(477,016)	182.39

Outstanding at 31 March	10,912,449	57.53	10,866,664	60.96

Exercisable at 31 March	5,956,267	76.64	6,483,695	79.18

	2006				2005
	Weighted				Weighted
	average		Weighted average		average		Weighted average
Range of	option	Number	remaining life		option		remaining life
exercise	price	of	Expected	Contractual	price	Number of	Expected	Contractual
prices	pence	shares	Years	Years	pence	shares	Years	Years
Below 20p	2.0	1,593,925	4.3	9.3	2.0	741,669	4.9	9.9
20p – 40p	35.0	4,696,250	0.9	5.6	34.0	5,519,829	1.7	6.5
40p – 60p	50.0	3,167,000	1.5	6.3	50.1	3,933,546	2.3	7.0
60p – 80p	65.5	871,856	4.1	5.6	68.8	52,955	—	0.3
80p – 100p	93.5	25,401	4.9	9.9	—	—	—	—
Above 100p	434.7	558,017	—	0.7	441.0	618,665	—	1.6
The weighted average share price for options exercised over the year was 81.1p (2005: 55.5p). The total charge for the year relating to employee share-based payment plans was £311,000 (2005: £211,000), all of which was related to equity-settled share-based payment transactions.
     29 Retirement Benefit Schemes
The Company operates a defined contribution retirement benefit scheme for all qualifying UK based employees. The assets of the scheme are held separately from those of the Company in funds under the control of the trustees. Where there are employees who leave the schemes prior to the contributions made by the Company fully vesting, the contributions payable by the Company are reduced by the amount of the forfeited contributions.

Eligible employees of the Company’s overseas subsidiaries are members of externally operated defined contribution schemes. The only obligation of the Company with respect to these schemes is to make the specified contributions.
30	Notes to the Consolidated Cash Flow Statements
Reconciliation of operating loss to net cash flow from operating activities:

	2006	2005
	£’000	£’000
Operating loss	(9,533)	(1,658)
Adjustments for:
Change in fair value of derivatives	531	248
Deferred grant income	(78)	(48)
Non cash expenses / (revenues)	—	(110)
Share-based payment costs	311	237
Depreciation of property, plant and equipment	1,391	1,464
Amortisation of intangible fixed assets	114	111
Loss on disposal of property, plant and equipment	108	162

Operating cash flows before movements in working capital	(7,156)	406

Decrease / (increase) in inventories	1,903	(3,032)
(Increase) / decrease in receivables	(1,135)	44
Increase / (decrease) in payables	18,997	(472)

Net cash inflow / (outflow) from operating activities	12,609	(3,054)

The increase in payables for the year ended 31 March 2006 is primarily a result of the increase in deferred income arising from the deferral of non-refundable up-front fees received under the Patent and License Know How agreement with AstraZeneca Ltd (see note 3).
Additions to plant and equipment during the year amounting to £572,000, were financed by new finance leases.
Cash and cash equivalents (which are presented as a single class of assets on the face of the balance sheet) comprise cash at bank and other short-term highly liquid investments with a maturity of three months or less.
31	Related Party Transactions
Transactions between the Company and its subsidiaries, which are related parties, have been eliminated on consolidation and are not disclosed in this note.
Details of consultancy fees earned by directors during the year and fees paid to third parties for directors’ consultancy services are included within the Directors’ Remuneration Report. No amounts were outstanding at 31 March 2006 (2005: nil).

32	Explanation of Transition to IFRS
This is the first year that the Company has presented its financial statements under IFRS. The following disclosures are required in the year of transition. The last financial statements under UK GAAP were for the year ended 31 March 2005 and the date of transition to IFRS’s was therefore 1 April 2004.
Differences between IFRS and UK GAAP impacting on Protherics PLC
The principal effects of IFRS on the financial statements of the Company are as follows:
•	Presentation – IAS 1, Presentation of Financial Statements

The presentation format of IFRS is different from UK GAAP.

•	Employee option and performance share schemes – IFRS 2, Share-based Payments

All transactions within the scope of IFRS 2 are valued based on the fair value of the option or award at grant date and expensed to the income statement over the vesting period of the scheme.

•	Goodwill arising on acquisitions – IFRS 3, Business Combinations

IFRS 3 requires that goodwill arising upon acquisition of businesses is not amortised but is subject to impairment reviews. As indicated in note 2, the Company has applied the exemption not to restate business combinations prior to the date of transition, and as a result, amortisation previously charged under U.K. GAAP has been reversed from 1 April 2004 onwards.

•	Financial instruments – IAS 32, Financial Instruments: Disclosure and Presentation and IAS 39, Financial Instruments: Recognition and Measurement

IAS 39 determines that the instruments held to hedge the Company’s US dollar receivables are required to be valued at each period end, with the movement in the fair value being reflected as an income or expense for the period, since these instruments do not qualify for hedge accounting in accordance with IFRS. As indicated in note 2, the Comany has elected to adopt IAS 39 from 1 April 2005. Therefore the comparative financial information in respect of financial instruments is presented in accordance with UK GAAP.

•	Convertible loan notes – IAS 39, Financial Instruments: Recognition and Measurement

The 6% unsecured convertible loan notes are defined as compound financial instruments under IAS 39 and therefore, the instrument is required to be split between its equity and debt components upon issue. In subsequent periods, the finance charge of the Company will be increased to reflect the perceived discount on issue of the debt instrument. As indicated in note 2, the Company has elected to adopt IAS 32 and IAS 39 from 1 April 2005. Therefore the comparative financial information in respect of financial instruments is presented in accordance with UK GAAP.

•	Capitalised interest – IAS 23, Borrowing costs

IAS 23 provides the option of capitalising or expensing borrowing cost incurred on assets in the course of construction and the option chosen should be adopted consistently. The Company has adopted a policy to expense such costs as incurred and as a result, all interest capitalised under U.K. GAAP has been expensed.

•	Hedging instruments – IAS 21, The Effects of Changes in Foreign Exchange Rates

IAS 21 determines that the balance sheet of a foreign operation should be translated at the closing exchange rate of the foreign operation’s functional currency. Prior to the adoption of IAS 32 and IAS 39, on 1 April 2005, the Company used forward foreign exchange contracts to hedge against specific US dollar denominated assets and such assets were retranslated at the hedged rate. Compliance with IAS 21 has required the effects of the hedging instrument, being the difference between the closing and hedged rate of exchange for these items, to be carried separately as a financial asset on the balance sheets of 31 March 2004 and 31 March 2005.

Reconciliation of UK GAAP balance sheet to IFRS balance sheet as at 1 April 2004

				Effect of
			UK GAAP in	transition to
	Notes		IFRS format	IFRS	IFRS
			£’000	£’000	£’000
Non-current assets
Goodwill			9,199	—	9,199
Other intangible assets			639	—	639
Property, plant and equipment	(a	)	7,473	(81)	7,392
Deferred tax asset			444	—	444

			17,755	(81)	17,674

Current assets
Inventories			9,745	—	9,745
Financial assets	(b	)	—	323	323
Tax receivables			307	—	307
Trade and other receivables	(c	)	3,432	(269)	3,163
Cash and cash equivalents	(d	)	3,307	(54)	3,253

			16,791	—	16,791

Total assets			34,546	(81)	34,465

Current liabilities
Trade and other payables	(e	)	8,721	196	8,917
Current tax liabilities			127	—	127
Financial liabilities
Obligations under finance leases			456	—	456
Bank overdrafts, loans and other borrowings			500	—	500

			9,804	196	10,000

Non-current liabilities
Financial liabilities
Borrowings			262	—	262
Convertible loan notes			7,050	—	7,050
Obligations under finance leases			1,459	—	1,459
Other non-current liabilities			678	—	678

			9,449	—	9,449

Total liabilities			19,253	196	19,449

Net assets			15,293	(277)	15,016

Equity
Share capital			4,155	—	4,155
Share premium account			66,027	—	66,027
Merger reserve			51,163	—	51,163
Equity reserve			—	—	—
Cumulative translation reserve			—	—	—
Retained earnings			(106,052)	(277)	(106,329)

Total equity			15,293	(277)	15,016

Reconciliation of UK GAAP balance sheet to the IFRS balance sheet at 31 March 2005

				Effect of
			UK GAAP in	transition to
	Notes		IFRS format	IFRS	IFRS
			£’000	£’000	£’000
Non-current assets
Goodwill	(j	)	8,201	998	9,199
Other intangible assets			1,081	—	1,081
Property, plant and equipment	(a	)	7,034	(35)	6,999
Deferred tax asset			432	—	432

			16,748	963	17,711

Current assets
Inventories			12,752	—	12,752
Financial assets	(b	)	—	75	75
Tax receivables			344	—	344
Trade and other receivables	(c	)	3,270	(70)	3,200
Cash and cash equivalents	(d	)	7,275	(5)	7,270

			23,641	—	23,641

Total assets			40,389	963	41,352

Current liabilities
Trade and other payables	(e	)	8,329	222	8,551
Current tax liabilities			209	—	209
Financial liabilities
Obligations under finance leases			534	—	534
Bank overdrafts, loans and other borrowings			193	—	193

			9,265	222	9,487

Non-current liabilities
Trade and other payables			638	—	638
Financial liabilities
Borrowings			250	—	250
Convertible loan notes			3,762	—	3,762
Obligations under finance leases			1,246	—	1,246

			5,896	—	5,896

Total liabilities			15,161	222	15,383

Net assets			25,228	741	25,969

Equity
Share capital			4,844	—	4,844
Share premium account			77,868	—	77,868
Merger reserve			51,163	—	51,163
Equity reserve			—	—	—
Cumulative translation reserve	(f	)	—	(33)	(33)
Retained earnings			(108,647)	774	(107,873)

Total equity			25,228	741	25,969

Reconciliation of the UK GAAP profit and loss account to the IFRS income statement for the year ended 31 March 2005

				Effect of
			UK GAAP in	transition to
			IFRS format	IFRS	IFRS
	Notes		£’000	£’000	£’000
Revenue			18,839	—	18,839
Cost of sales	(g	)	(8,801)	57	(8,744)

Gross profit			10,038	57	10,095

Administrative expenses
Research and development	(h	)	(4,533)	(42)	(4,575)
General & administrative	(i	)	(7,969)	791	(7,178)

Total administrative expenses			(12,502)	749	(11,753)

Operating (loss) / profit			(2,464)	806	(1,658)

Finance costs			(419)	—	(419)

(Loss) / profit before tax			(2,883)	806	(2,077)
Tax			296	—	296

(Loss) / profit for the year			(2,587)	806	(1,781)

(a)	Property, plant and equipment

	31 March	31 March
	2004	2005
	£’000	£’000
IAS 23 – Borrowing costs	(81)	(35)

Total decrease in property, plant and equipment	(81)	(35)

(b)	Financial assets

	31 March	31 March
	2004	2005
	£’000	£’000
IAS 21 – The effects of changes in foreign exchange rates	323	75

Total increase in financial assets	323	75

(c)	Trade and other receivables

	31 March	31 March
	2004	2005
	£’000	£’000
IAS 21 – The effects of changes in foreign exchange rates	(269)	(70)

Total (decrease) in trade and other receivables	(269)	(70)

(d)	Cash and cash equivalents

	31 March	31 March
	2004	2005
	£’000	£’000
IAS 21 – The effects of changes in foreign exchange rates	(54)	(5)

Total decrease in cash and cash equivalents	(54)	(5)

(e)	Trade and other payables

	31 March	31 March
	2004	2005
	£’000	£’000
IFRS 2 – Share-based payments	85	105
Other	111	117

Total increase in trade and other payables	196	222

(f)	Cumulative translation reserve

	31 March	31 March
	2004	2005
	£’000	£’000
Cumulative translation reserve	—	(33)

(g)	Cost of sales

Year ended
31 March
2005
£’000
IFRS 2 – Share-based payments	(2)
IAS 23 – Borrowing costs	44
Other	15

Total decrease in cost of sales	57

(h)	Research and development

Year ended
31 March
2005
£’000
IFRS 2 – Share-based payments	(41)
Other	(1)

Total increase in research and development	(42)

(i)	General & administrative

Year ended
31 March
2005
£’000
IFRS 2 – Share-based payments	(189)
IAS 23 – Borrowing costs	3
IFRS 3 – Business combinations	998
Other	(21)

Total decrease in general & administrative	791

(j)	Goodwill

	31 March	31 March
	2004	2005
	£’000	£’000
IFRS 3 – Business combinations	—	998

Total increase in goodwill	—	998

Reconciliation of UK GAAP and IFRS cash flows for the year ended 31 March 2005

	UK GAAP as
	previously		IFRS
	reported	Adjustment	as restated
	£’000	£’000	£’000
Cash flows from operating activities
Cash generated from operations	(3,103)	49	(3,054)
Income tax paid	(79)	—	(79)
Income tax received	332	—	332

Net cash (used in) / from operating activities	(2,850)	49	(2,801)

Investing activities
Interest received	236	—	236
Proceeds on disposal of property, plant and equipment	35	—	35
Purchases of property, plant and equipment	(1,001)	—	(1,001)
Purchases of other intangible non-current assets	(191)	—	(191)
Capital grants received	10	—	10

Net cash used in investing activities	(911)	—	(911)

Financing activities
Interest paid	(494)	—	(494)
Interest paid on finance leases	(131)	—	(131)
Repayment of borrowings	(336)	—	(336)
Repayments of finance leases	(490)	—	(490)
Issue of shares	9,161	—	9,161

Net cash from financing activities	7,710	—	7,710

Net increase in cash and cash equivalents	3,949	49	3,998

Cash and cash equivalents at the beginning of year	3,307	(54)	3,253

Effect of foreign exchange rate changes	(9)	—	(9)

Cash and cash equivalents at the end of year	7,247	(5)	7,242

Operating (loss) / profit	(2,464)	806	(1,658)

Adjustments for:
Change in fair value of derivatives	—	248	248
Deferred grant income	(48)	—	(48)
Non-cash revenues	(110)	—	(110)
Share-based payment costs	—	237	237
Depreciation of property, plant and equipment	1,510	(46)	1,464
Amortisation of intangible fixed assets	1,109	(998)	111
Loss on disposal of property, plant and equipment	162	—	162

Operating cash flows before movements in working capital	159	247	406

Increase in inventories	(3,032)	—	(3,032)
Decrease / (increase) in receivables	267	(223)	44
(Decrease) / increase in payables	(497)	25	(472)

Net cash flows (used in) / from operating activities	(3,103)	49	(3,054)

Under IAS 21, The Effects of Changes in Foreign Exchange Rates, cash balances denominated in non-reporting currencies have been retranslated at the exchange rate ruling at the balance sheet date whereas these were retranslated at hedged rates where appropriate under UK GAAP.
UK GAAP cash and cash equivalents includes overdrafts of £nil and £28,000 at 1 April 2004 and 31 March 2005 respectively.

Reconciliation of the Company IFRS balance sheets at 1 April 2005
The Company took the exemption not to restate its comparative information for IAS 32, Financial Instruments: Disclosure and Presentation, and IAS 39, Financial Instruments: Recognition and Measurement. It therefore adopted IAS 32 and IAS 39 at 1 April 2005. The following note explains the adjustments made at 1 April 2005 to the Company’s balance sheet at 31 March 2005 to reflect the adoption of IAS 32 and IAS 39.

		Effect of
	IFRS	adoption of	IFRS
	31 March	AS 32 and	1 April
	2005	IAS 39	2005
	£’000	£’000	£’000
Non-current assets
Goodwill	9,199	—	9,199
Other intangible assets	1,081	—	1,081
Property, plant and equipment	6,999	—	6,999
Deferred tax asset	432	—	432

	17,711	—	17,711

Current assets
Inventories	12,752	—	12,752
Financial assets	75	320	395
Tax receivables	344	—	344
Trade and other receivables	3,200	—	3,200
Cash and cash equivalents	7,270	—	7,270

	23,641	320	23,961

Total assets	41,352	320	41,672

Current liabilities
Trade and other payables	8,551	—	8,551
Current tax liabilities	209	—	209
Financial liabilities
Obligations under finance leases	534	—	534
Bank overdrafts, loans and other borrowings	193	—	193

	9,487	—	9,487

Non-current liabilities
Financial liabilities
Borrowings	250	—	250
Convertible loan notes	3,762	(282)	3,480
Obligations under finance leases	1,246	—	1,246
Other non-current liabilities	638	—	638

	5,896	(282)	5,614

Total liabilities	15,383	(282)	15,101

Net assets	25,969	602	26,571

Equity
Share capital	4,844	—	4,844
Share premium account	77,868	13	77,881
Merger reserve	51,163	—	51,163
Equity reserve	—	378	378
Cumulative translation reserve	(33)	—	(33)
Retained earnings	(107,873)	211	(107,662)

Total equity	25,969	602	26,571

			Share
	Financial	Convertible	premium	Equity	Retained
	assets	loan notes	account	reserve	earnings
	£’000	£’000	£’000	£’000	£’000
IFRS at 31 March 2005	75	3,762	77,868	—	(107,873)
Recognition at fair value of previously derecognised receivables	320	—	—	—	320
Compound financial instruments	—	(282)	13	378	(109)

IFRS at 1 April 2005	395	3,480	77,881	378	(107,662)

33	Differences between IFRS and U.S. Generally Accepted Accounting Principles
The consolidated financial statements have been prepared in accordance with International Financial Resporting Standards (“IFRS”) which differ in certain significant respects from U.S. GAAP. The main differences between IFRS and U.S. GAAP that affect the Company’s consolidated loss and net assets are set out below.
(a)	Acquisitions occurring in fiscal years ended 31 March 1998 or prior.
The Company elected the exemption under IFRS not to restate business combinations prior to April 1, 2004, the date of transition to IFRS. Goodwill of £1,909,000 arising from acquisitions consummated in accounting periods ended before December 23, 1998 was charged against reserves in the year of acquisition. Under U.S. GAAP, goodwill was capitalized in the balance sheet and was, prior to years commencing after 15 December 2001, amortized over its estimated useful economic life. However, as at 1 April 2004, all amounts were fully amortized under US GAAP and accordingly there is no difference between IFRS and U.S. GAAP for the years presented.
(b)	Acquisition of Enact Pharma PLC
In June 2003, the Company acquired Enact Pharma PLC (“Enact”), a research and development company based in the UK. Under UK GAAP, for acquisitions arising in accounting periods commencing before 31 December 2003, in-process research and development was not considered to be a separate intangible asset and, thus, such balances were subsumed within goodwill and amortized over its estimated useful economic life of 10 years. As the Company elected the exemption under IFRS not to restate business combinations prior to the date of transition, this resulted in a goodwill balance under IFRS of £9,199,000 at both March 31, 2005 and March 31, 2006, which is subject to an annual impairment test, with no charge for impairment being made in the years then ended.
Under US GAAP, in accordance with Statement of Financial Standard (“SFAS”) No. 141, “Business Combinations”, SFAS 142, “Goodwill and other Intangible Assets”, in process research and development is separately identified and analyzed to determine the fair market value at the date of acquisition. In process research and development is identified in accordance with the definition within SFAS 2, “Accounting for Research and Development Costs”. Following identification of qualifying research and development projects within Enact, their value was determined by estimating the costs to develop the purchased in-process research and development into commercially viable products, estimating the resulting cash flows from the projects and discounting the net cash flows to their present value. Once valued, this intangible asset was expensed and the charge relating to in-process research and development amounted to £9,981,000 during the fiscal year ended 31 March 2004, the year of acquisition.

(c)	Stock compensation plans
IFRS mandates that for options granted after November 7, 2002, which were unvested at January 1, 2005, the Company uses a mathematical model on the date of grant to estimate the fair value when the option vests, with this fair value being recognized over the period the employee performs related services. Charges are not recognised on options issued prior to that date unless the exercise price is below the market value of the underlying share at the date of grant, in which case this difference would be recognised immediately.
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
This difference in accounting treatments has led to a charge under U.S. GAAP in the fiscal year ended March 31, 2006 of £292,000 lower than that reported under IFRS, whereas the charge reported under U.S. GAAP at March 31, 2005, is £352,000 higher than that reported under IFRS.
(d)	Revenue recognition
Certain sales of the Company’s DigiFab® product, commencing in fiscal 2002, include a right of replacement (for a fee greater than cost) which extends for several years post sale. Under IFRS, the right of replacement for a fee greater than cost does not meet the criteria as a right of return, therefore, all conditions for recognition under IFRS of sales with a right of replacement have been met. In addition, certain sales of the Company’s CroFab® product, sold in fiscal 2001 only, included a right of replacement.
Under U.S. GAAP, the right of replacement or return for a fee meets the criteria as a right of return. SFAS 48 “Revenue Recognition when Right of Return Exists” indicates that an absence of historical experience with similar types of sales of similar products may impair the ability to make a reasonable estimate of returns. Because CroFab® and DigiFab® were both relatively new products, there is an absence of historical experience for these sales, and therefore all revenue related to sales that include a right of replacement must be deferred under U. S. GAAP until the replacement or return privilege expires or sufficient historical sales return information becomes available.
This difference in accounting treatment increases the loss reported under U.S. GAAP in the fiscal year ended March 31, 2006 by £3,117,000 (2005: £4,593,000) when compared to that reported under IFRS, with a corresponding reduction to net assets.

(e)	Accounting for derivative instruments and hedging activities.
Prior to the adoption of IAS 32, Financial Instruments: Disclosure and Presentation, and IAS 39, Financial Instruments: Recognition and Measurement, on 1 April 2005, where a derivative instrument was used to hedge an asset denominated in a foreign currency, the effect of the instrument, being the difference between the closing and hedged rate of exchange for these assets, was carried separately on the balance sheet as a financial asset.
Following the adoption of IAS 32 and IAS 39 on 1 April 2005, these derivatives do not qualify for hedge accounting in accordance with IFRS since the exposure is primarily on intra-group transactions between subsidiary companies which are eliminated on consolidation. As a consequence, these derivatives are initially recognised and measured at fair value on the date the derivative contracts are entered into and subsequently measured at fair value. The changes in fair value of these derivative financial instruments are recognised in the income statement as they arise.
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
Upon transition to IFRS, for fiscal years up to March 31, 2005, the Company was not required to account for these instruments at fair value but was for the year ended March 31, 2006. There is a difference between U.S. GAAP and IFRS in recording the fair value of the derivative instruments on the balance sheet at March 31, 2005, which under U.S. GAAP, increased the loss for the year then ended by £626,000. The fair value of the derivative asset under U.S. GAAP was £395,000 as at March 31,2005.
(f)	Compound financial instruments
The 6% convertible unsecured loan notes, denominated in Sterling, were issued on 19 June 2003 as part of the consideration to acquire Enact Pharma PLC. Following adoption of IAS 39, Financial Instruments: Recognition and Measurement, by the Company on 1 April 2005, convertible loan notes are regarded as compound financial instruments, consisting of a liability component and an equity component. At the date of issue, the fair value of the liability component is established by using an estimate for a similar non-convertible debt. The difference between the proceeds of issue of the the 6% convertible unsecured loan notes and the fair value assigned to the liability component, representing the embedded option to convert the liability into equity of the Company, is included in equity.
Under U.S. GAAP, the 6% unsecured convertible loan note is considered to be entirely debt. This has the effect of reducing the net assets of the Company at March 31, 2006, by £158,000 and also reducing the annual finance charge from this instrument by £28,000 for the year then ended.

(g)	Other miscellaneous differences between IFRS and U.S. GAAP
As discussed in Note 2, during 2006, the Company adopted IFRS for use in the European Union. In connection with this conversion, the Company reflected certain treatments under IFRS retroactive to 1 April 2004 that do not differ from U.S. GAAP, but which were not previously reflected there under. Due to the immateriality of these amounts, these adjustments have been reflected as a charge to net income/(loss) under US GAAP for year ended 31 March 2006 rather than as a prior year adjustment.
(h)	Effect on net loss of differences between IFRS and U.S. GAAP

			Year Ended March 31,
			2006	2005
			£’000	£’000
Net (loss) under IFRS			(9,488)	(1,781)
U.S. GAAP reconciling adjustments:
Revenue recognition	(d	)	(3,117)	(4,593)
Stock compensation plans	(c	)	292	(352)
Derivative instruments and hedging activities	(e	)	—	(626)
6% Unsecured convertible loan notes	(f	)	28	—
Other miscellaneous differences between IFRS and U.S. GAAP	(g	)	(226)	(40)

Net (loss) under U.S. GAAP			(12,511)	(7,392)

Net (loss) per ordinary share (basic and diluted)			(5.1p )	(3.3p )
(i)	Effect on equity shareholders’ funds of differences between IFRS and U.S. GAAP

			Year Ended March 31,
			2006	2005
			£’000	£’000
Equity Shareholders’ funds under IFRS			26,352	25,969
Adjustments:
Revenue recognition	(d	)	(11,948)	(8,831)
Acquisition of Enact	(b	)	(9,199)	(9,199)
Stock compensation plans	(c	)	405	105
Derivative instruments and hedging activities	(e	)	—	395
6% Unsecured convertible loan notes	(f	)	(158)	—
Other miscellaneous differences between IFRS and U.S. GAAP	(g	)	2	152

Equity Shareholders’ funds under US GAAP			5,454	8,591

(j)	Recently issued accounting pronouncements
     In December 2004, the FASB issued FASB Statement No. 123 (Revised 2004), “Share Based Payment” (“SFAS 123R”), which replaces SFAS 123, “Accounting for Stock Based Compensation”, and supersedes APB Opinion 25, “Accounting for Stock Issued to Employees”. SFAS 123R requires all share based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. In April 2005, the SEC released a final rule, “Amendment to Rule 4-01(a) of Regulation S-X regarding the compliance date for Statement of Financial Accounting Standards No, 123 (Revised 2004), Share Based Payment”, which delayed the implementation date of FAS 123R until the first annual period beginning after June 15, 2005. The pro forma disclosures previously permitted under SFAS 123 will no longer be an alternative to financial statement recognition. Under SFAS 123R, the Company must determine the appropriate fair value model to be used for valuing share based payments, the amortization method for compensation cost and the transition method to be used at the date of adoption. The transition methods include prospective and retroactive adoption options. Under the retroactive option, prior periods may be restated either as of the beginning of the year of adoption, or for all periods presented. The prospective method requires that compensation expense be recorded for all unvested awards at the beginning of the first quarter of adoption of SFAS 123R, while the retroactive method would record compensation expense for all unvested awards beginning in the first period restated. During 2005 and 2006, the FASB issued FSP FAS 123(R)-1, FSP FAS 123(R)-2, FSP FAS 123 (R)-3 and

FSP FAS 123 (R)-4, which provide additional considerations for companies transitioning to FAS 123(R) and practical application guidance. The Company has adopted SFAS 123R beginning April 1, 2006, using the modified-prospective method. The Company is in the process of assessing the impact of the adoption of SFAS 123R on the Company’s consolidated financial position, results of operations and cash flows under US GAAP.
     On November 24, 2004, the FASB issued SFAS 151, “Inventory Costs — an amendment of ARB No. 43, Chapter 4” (“SFAS 151”), which clarifies that abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) should be recognized as a current period expense. In addition, this Statement requires that allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for fiscal years beginning after June 15, 2005. The Company does not believe that the implementation of this standard will have a material impact on its financial position, results of operations or cash flows.
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
     In February 2006, the FASB issued FASB Statement No. 155 (“SFAS 155”), “Accounting for Certain Hybrid Financial Instruments”, an amendment of FASB Statements No. 133 and 140. SFAS 155 nullifies the guidance from the FASB’s Derivatives Implementation Group (“DIG”) in Issue D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets”, which deferred the application of the bifurcation requirements of SFAS 133 for certain beneficial interests. SFAS 155 provides a fair value measurement option for certain hybrid financial instruments that contain an embedded derivative that would otherwise require bifurcation and requires that beneficial interests in securitized financial assets be analyzed to determine whether they are freestanding derivatives or whether they are hybrid instruments that contain embedded derivatives requiring bifurcation. SFAS 155 also provides clarification on specific points related to derivative accounting. SFAS 155 is effective for fiscal years beginning after September, 15 2006. The Company does not currently expect SFAS 155 to have a material impact on its financial position, results of operations or cash flows.
     In July 2006, The FASB issued FASB Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes”. FIN 48 prescribes a comprehensive model for how a company should recognize, measure, present and disclose in its financial statements uncertain tax positions that the company has taken or expects to take on a tax return. FIN 48 requires that a tax benefit from an uncertain position may only be recognized if it is more likely than not that the position is sustainable based on its technical merits and the amount of the benefit recognized is the largest amount of the tax benefit that is greater than 50 per cent likely of being realized upon ultimate settlement with a taxing authority. The Company will assess all material open positions in all tax jurisdictions as of adoption date and determine the appropriate amounts of tax benefits that are recognizable under FIN 48. Any difference between the amounts previously recognized and the benefit at the adoption date will be recorded as an adjustment to retained earnings. FIN 48 is effective for annual periods beginning after December 15, 2006. The Company does not currently expect FIN 48 to have a material impact on its financial position, results of operations or cash flows under U.S. GAAP.

     In June 2005 the Emerging Issues Task Force (“EITF”) reached consensus on Issue 05-6, “Determining the Amortization Period for Leasehold Improvements Purchased after Lease Inception or Acquired in a Business Combination”. EITF 05-6 requires leasehold improvements acquired in a business combination to be amortized over the shorter of the useful life of the assets or a term that includes required lease periods and renewals deemed to be reasonably assured at the date of acquisition. Additionally, the Issue requires improvements placed in service significantly after and not contemplated at or near the beginning of the lease term to be amortized over the shorter of the useful life of the assets or a term that includes required lease periods and renewals deemed to be reasonably assured at the date the leasehold improvements are purchased. EITF 05-6 is effective immediately and the consensus should be applied to leasehold improvements (within the scope of this Issue) that are purchased or acquired in reporting periods beginning after Board ratification of the consensus (June 29, 2005). Early application of the consensus is permitted in periods for which financial statements have not been issued. The adoption of EITF 05-6 has not had a material impact on the Company’s consolidated financial position, results of operations or cash flows under U.S. GAAP.
     In November 2005, the FASB issued FSP 115-1 and FSP 124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” which nullify certain requirements of EITF 03-1 and supersede EITF D-44. The FSPs provide guidance for identifying impaired investments and new disclosure requirements for investments that are deemed to be temporarily impaired. The FSPs are effective for fiscal years beginning after December 15, 2005. The Company does not expect the adoption of the FSPs to have a material impact on its consolidated financial position, results of operations or cash flows under U.S. GAAP.
34	Post Balance Sheet Events
     On June 6, 2006, the Company entered into an agreement with CoVaccine BV to acquire CoVaccine’s novel adjuvant, primarily for inclusion in the Company’s Angiotensin Vaccine product candidate. The Company will pay CoVaccine up to €1,050,000, which is to be satisfied by the issuance of zero coupon unsecured convertible loan notes, repayable at March 31, 2026 unless previously converted. These notes grant the right to receive 295,413 Protherics ordinary shares following the signing of the agreement, and a further 590,826 Protherics ordinary shares upon completion of two development related milestones or are repayable at par if not previously repaid, converted or purchased. In addition to these shares, CoVaccine is entitled to a royalty on the net sales of products containing the CoVaccine adjuvant for a period ended the earlier of the tenth anniversary of the first sale and the expiry of the last valid claim on the first patent application to be granted in respect of the CoVaccine adjuvant. The initial note issued, for 295,413 shares, has subsequently been converted.
     Note 16 to the Company’s IFRS financial statements issued on June 7, 2006 included within the Annual Report referred to two batches of CroFab® with an approximate value of £1,210,000 which had produced anomalies on routine testing after the fiscal year end. As a result of re-testing, one of the batches has subsequently been released and sold, while it is intended to re-process the other batch at an additional cost of approximately £100,000. Subsequently, a further batch of CroFab® has been found to be contaminated after filling and freeze-drying in July 2006. A provision has since been made for the full cost of this batch (approximately £720,000) which was included in work in progress at March 31, 2006 at a value of approximately £400,000.