Form 20-F
period 2007-03-31
PROTHERICS PLC
filed 2007-08-13
CIK 945725

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
- OR –

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended March 31, 2007
- OR –

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
for the transition period from                      to
- OR –

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
Commission File Number: 000-51463
PROTHERICS PLC
(Exact name of Registrant as specified in its charter)
Not Applicable
(Translation of Registrant’s name into English)
England and Wales
(Jurisdiction of incorporation or organization)
The Heath Business & Technical Park, Runcorn, Cheshire, WA7 4QX England
(Address of principal executive office)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered

Ordinary Shares of 2 Pence Each	The NASDAQ Stock Market, LLC

American Depositary Shares, as evidenced
by American Depositary Receipts, each
representing ten (10) Ordinary Shares
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by this Annual Report:
339,128,755 ordinary shares of 2p each as of March 31, 2007
     Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act:
☐ Yes       ☑ No
     If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934: ☐ Yes      ☑ No
     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:
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

GLOSSARY OF SCIENTIFIC AND TECHNICAL TERMS
     The discussion herein regarding the Company’s product candidates and technologies includes certain scientific and technical terms and abbreviations. These terms include:

adjuvant	a pharmacological agent added to a drug to increase or aid its effect

angiotensin	the term used to describe a family of peptide hormones that are involved in the control of blood pressure and body fluid levels

antibody	substance produced by cells of the immune system which bind to parts of other substances in a highly specific way to neutralize their effect

antiserum(a)	serum from an animal which has been injected with an immunogen

assay	a quantitative or qualitative process used to measure or detect a particular substance

ATV	angiotensin therapeutic vaccine

B-cell	a type of lymphocyte (white blood cell)

B-Cell Chronic Lymphocytic Leukemia or (B-CLL)	a type of cancer in which B-cells over-accumulate

BLA	U.S. Biological License Application

bovine spongiform encephalopathy	the abnormal prion protein disease of the brain in cattle

CHMP	European Committee for Medicinal Products for Human Use

clinical development	the stage of pharmaceutical research and development in which potential drugs are studied in human clinical trials (or in the target species for animal health drugs)

CMSs	the Concerned Member States, nominated by the applicant, to whom the approval decision for marketing approval is circulated by the RMS under the MRP

CP	the centralized procedure for registering pharmaceutical products in order to obtain marketing authorization, for which there is a single application, evaluation and authorization within the E.U.

cytokine	a cellular messenger, typically of the immune system

cytotoxic	a molecule or drug that is toxic to cells

diagnostic test	an assay used for the diagnosis of disease typically carried out on body fluids or tissues

digoxin	a widely prescribed drug for the treatment of cardiac conditions

digoxin immune fab	a polyclonal antibody fragment for the treatment of digoxin toxicity or overdose

DP	the decentralized procedure method of registering pharmaceutical products in order to obtain marketing authorization, intended for products that have not yet received authorization in any E.U. country

EMEA	European Medicines Agency, formerly the European Agency for the Evaluation of Medicinal Products

encephalopathies	diseases of the brain which interfere with its normal functioning

enzymes	proteins that promote changes in other molecules (e.g., in other proteins, sugars or fatty substances)

epitope	the part or parts of the target molecule which react with an antibody

fab fragment	the fragment produced by cleavage of an antibody with a proteolytic enzyme that binds to the antibody target molecule (antigen)

FDA	U.S. Food and Drug Administration

fragment	part of an antibody molecule which can be split from the whole molecule and which still retains biological activity

good manufacturing practice or GMP	measures needed to ensure that drug substance will be consistently produced and controlled to appropriate quality standards as required by any marketing authorisation.

high blood pressure or hypertension	blood pressure that is above medically defined limits and which is associated with increased risks of stroke and heart disease

immune system	the cells and structures in the body that are capable of producing antibodies and other components of the immune response

immunogen	any substance which can elicit the formation of specific antibodies

immunotherapeutics	medicines that act on or through the immune system (e.g., vaccines)

in vitro	experimental biological processes made to occur in isolation from the whole organism

MAA	Marketing Authorisation Application

metalloorganic	a carbon containing synthetic chemical compound that contains a metal group as part of its intrinsic biochemical action

MHRA	Medicines and Healthcare Products Regulatory Agency

monoclonal antibody	an antibody directed to a single epitope on the target molecule

monospecific antivenins	antisera prepared to the venom of a single species of snake

MRP	the mutual recognition procedure for registering pharmaceutical products in order to obtain marketing authorization, which involves submission of a marketing authorization application to one national regulatory authority, with secondary approval from other E.U. member states subsequent to the approval of the first application

named patient basis	this refers to a form of limited regulatory approval for certain drugs used in the treatment of human injuries or conditions for which no satisfactory therapies exist, or for which other drugs are unavailable, cause adverse effects or are in short supply

NCI	National Cancer Institute

NICE	National Institute for Clinical Effectiveness

oncology	the study of cancer

orphan drug status	status granted by the FDA which provides certain development, registration and marketing incentives, for development of treatments of small (fewer than 200,000 per annum in the United States) incidence conditions

PCT	Patent Cooperation Treaty (Washington, 1970), as amended, and the regulations and administrative instructions thereunder

phase 1 clinical study/trial	the initial clinical assessment of the safety of a biologically active substance or assessment of the safety and pharmacokinetics of a drug candidate in human subjects

phase 1/2 clinical study/trial	a phase 1 clinical study conducted in patients

phase 2 clinical study/trial	the assessment in patients of a drug to determine dose range and preliminary efficacy. A phase 2a study is to examine the pharmacological effect of the drug and a phase 2b is to evaluate the appropriate dose for phase 3.

phase 3 clinical study/trial	the assessment of the efficacy and safety of a drug, usually in comparison with a marketed product or a placebo, in the patient population for which it is intended

polyclonal antibody	a population of antibodies directed to multiple epitopes on the target molecule

post-mortem tests	testing of animals after death (e.g., from samples taken in the slaughterhouse)

pre-clinical development	the research and development stage immediately prior to clinical trials, which usually lasts 12-18 months

pre-eclampsia	a serious complication in pregnancy involving hypertension in association with elevated protein in the urine, which can lead to seizures and maternal and/or fetal death

prion protein	the protein that assumes an abnormal structure in bovine spongiform encephalopathy and related diseases and which is believed to be capable of transmitting bovine spongiform encephalopathy and related diseases

prodrug	an inert chemical which can be activated within the body to an active drug

proof of concept and optimization studies	studies in animals to demonstrate the (expected) action of the drug and to define the most effective form of the drug

purification of polyclonal antibodies	the process of removal of extraneous foreign proteins, viruses and other biological materials associated with manufacturing of product

®	means a trademark has been registered in the United States Patent and Trademark Office

RMS	the Reference Member State to whom the initial application for marketing authorization is submitted under the MRP

scrapie	a fatal, degenerative disease that affects the central nervous systems of sheep and goats

sepsis	the name given to a spectrum of disorders caused by the body’s exaggerated response to infection or injury. The defining characteristics are inflammation, abnormal vital signs and failure of one or more major organ systems. The condition may progress to multiple organ failure

serum	the component of blood excluding the red and white blood cells and fibrinogen

specificity	the degree to which an antibody binds to antigens other than that to which it is primarily directed

therapeutic	pharmaceutical product targeted to treat a specific disease

™	means that a trademark is being registered or an application for a trademark is being made in one or more countries

TNFa	tumor necrosis factor alpha, a cytokine, involved in the body’s inflammatory process

transmissible spongiform encephalopathy	a degenerative condition of the nervous system believed to be caused by the accumulation of an abnormal form of the prion protein

vaccine	a formulation used to stimulate an immune response

PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
     Not applicable.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
     Not applicable.
ITEM 3. KEY INFORMATION
Selected Financial Data
     The 2007, 2006 and 2005 selected consolidated financial data presented below is in accordance with International Financial Reporting Standards as adopted by the E.U. (subsequently referred to throughout this document as “IFRS”) and has been derived from our audited consolidated financial statements, including the related Notes, included in “Item 17. Financial Statements” of this report. Additionally, the selected consolidated financial data presented in accordance with U.S. GAAP below as of and for each of the last five fiscal years ended March 31, 2007 have been derived from our audited consolidated financial statements for the relevant periods.
IFRS Financial Record

	Year Ended March 31,
	2007	2006	2005
	£’000	£’000	£’000
Consolidated Income Statement Information:
Revenue	31,119	17,709	18,839
Operating (loss)	(4,354)	(9,533)	(1,658)
Net (loss)	(3,357)	(9,488)	(1,781)
Net (loss) per ordinary share (basic and fully diluted)	(1.2p )	(3.8p )	(0.8p )

Consolidated Balance Sheet Data:
Total assets (fixed assets plus current assets)	107,265	60,136	41,352
Net assets	76,471	26,352	25,969
Long-term obligations	15,390	16,988	5,896
Shareholders’ funds	76,471	26,352	25,969
Number of equity shares outstanding (in thousands of shares)	339,129	259,287	242,204

U.S. GAAP Financial Record
     The financial statements are prepared in accordance with IFRS, which differ in certain significant respects from U.S. GAAP. A reconciliation of the Company’s Consolidated Financial Statements under IFRS to U.S. GAAP for the fiscal years 2005, 2006 and 2007 is set out in Note 33 to the Financial Statements.

	Year Ended March 31,
	2007		2006		2005		2004		2003
	£’000		£’000		£’000		£’000		£’000
	(in thousands of pounds, except share and per share data)
Consolidated Income Statement Information:
Revenue	33,834		13,970		13,119		16,913		12,515
(Loss) from operations	(20,598)		(12,586)		(7,269)		(10,875)		(1,255)
Net (loss)	(20,339)		(12,511)		(7,392)		(10,855)		(889)
Net (loss) per ordinary share (basic and diluted)	(7.1p	)	(5.1p	)	(3.3p	)	(5.3p	)	(0.5p	)
Net (loss) per ADS(1) (basic and diluted)	(71.3p	)	(50.7p	)	(33.0p	)	(52.6p	)	(4.7p	)

Consolidated Balance Sheet Data:
Total assets	80,456		53,750		34,772		27,430		20,198
Long-term obligations	15,431		17,146		5,896		9,449		717
Shareholders’ funds (net assets)	37,776		5,454		8,591		2,877		9,817

(1)	Each ADS represents ten ordinary shares.
     No dividends have been paid by the Company in the periods illustrated above.
     Under IFRS, the fiscal years 2005, 2006 and 2007 incorporate the results of certain sales of the Company’s products which include a right of replacement for which a provision for such replacement right is made where appropriate, based upon management estimates. Under U.S. GAAP, SFAS 48 “Revenue Recognition when Right of Return Exists” indicates that an absence of historical experience with similar types of sales of similar products may impair the ability to make a reasonable estimate of returns. Because the Company’s DigiFab® product is relatively new, there is an absence of historical experience for these sales, and therefore all revenue related to sales that include a right of replacement must be deferred under U.S. GAAP until the replacement or return privilege expires or when historical data exists in enough sufficiency to estimate returns.
     Under IFRS, the fiscal years 2005, 2006 and 2007 include an expense for share options granted to employees after November 7, 2002 and unvested as of January 1, 2005. This represents a charge for the fair value of the options granted, based on an expected exercise date, recognized over the vesting period. Under U.S. GAAP, the Company has adopted the Modified Prospective application under FAS 123R ‘Share Based Payment” in that an expense for share options granted to employees, based on fair value, is only recorded for:
•	new awards or awards modified, repurchased or cancelled since April 1, 2006 and representing the fair value of the option granted, based on an expected exercise date, recognized over the vesting period.

•	awards prior to April 1, 2006 for which the requisite service had not been rendered at that date, for those services received post April 1, 2006.
     Prior to the adoption of FAS 123R, the Company followed the provisions of APB 25 “Accounting for Stock Issued to Employees.”

In addition, under IFRS a charge is also recognized for taxes that may be incurred by the Company should the options granted be exercised. Under U.S. GAAP, no charge is recognized for these taxes until the option is exercised.
     Under U.S. GAAP, all derivative instruments must be recognized on the year-end balance sheet as either assets or liabilities and measured at fair value. Upon the implementation of IAS 39 on April 1, 2005, the Company’s IFRS treatment became equivalent to that under U.S. GAAP.
     Under U.S. GAAP, the in-process research and development acquired with MacroMed, Inc. and the in-process research and development assets acquired from Glenveigh Pharamaceuticals LLC, CoVaccine BV and Advance In Vitro Cell Technologies S.L. acquired during fiscal 2007 are expensed in the year. Under IFRS, these costs are included as intangible assets and amortized over their useful life from the point at which the asset is available for use and are also subject to impairment review when events or circumstances indicate the carrying value may be impaired.
     A summary of the financial effects of reconciling the Company’s Consolidated Financial Statements to U.S. GAAP for the years ended March 31, 2007, March 31, 2006 and March 31, 2005 is illustrated below:

	Year Ended March 31,
	2007	2006	2005
	£’000	£’000	£’000
Net (loss) under IFRS	(3,357)	(9,488)	(1,781)
U.S. GAAP reconciling adjustments:
Revenue recognition	1,938	(3,117)	(4,593)
Stock compensation plans	(145)	292	(352)
Derivative instruments and hedging activities	—	—	(626)
6% unsecured convertible loan notes	27	28	—
In-process research and development – MacroMed	(12,206)	—	—
In-process research and development – Other	(6,594)	—	—
Other	(2)	(226)	(40)

Net (loss) under U.S. GAAP	(20,339)	(12,511)	(7,392)

Currencies And Exchange Rates
     The Company publishes its consolidated financial statements in sterling. In this Annual Report, references to “sterling” or “£” are to U.K. currency and references to “U.S. dollars” or “$” are to U.S. currency. Solely for informational purposes, this Annual Report contains translations of certain sterling amounts into or from U.S. dollars at a specified rate. These translations should not be construed as representations that the sterling amounts actually represent such U.S. dollar amounts or could be converted into or from U.S. dollars at the rate indicated or at any other rate. Unless otherwise stated herein, the translations of sterling into or from U.S. dollars have been made at £1.00 to $1.9685, the Noon Buying Rate on March 31, 2007.
     The following tables set forth, for the periods and dates indicated, certain information concerning the Noon Buying Rate for sterling expressed in U.S. dollars per £1.00. The period average data set forth below is the average of the Noon Buying Rate on the last day of each full month during the period. On June 29, 2007, the Noon Buying Rate was £1.00 to $2.0063.

2007 Month Ended	High	Low
February 28	$1.9699	$1.9443
March 31	1.9694	1.9235
April 30	2.0061	1.9608
May 31	1.9993	1.9695
June 30	2.0063	1.9657
July 31	2.0626	2.0114

Year ended March 31,	Average
2003	$1.5541
2004	1.6926
2005	1.8459
2006	1.7863
2007	1.8932
Risk Factors
     In addition to the other information contained in this Annual Report, the following factors should be carefully considered in evaluating the Company and its business. If any of the following risks actually occur, the Company’s business, financial condition or results of future operations could be materially adversely affected. The information contained in the following risk factors concerning the Company’s financial results of operations is based on and assumes presentation in accordance with IFRS for the years ended March 31, 2007, 2006 and 2005.
Our revenues are largely dependent on sales of CroFab® and DigiFab® and payments received under third party collaboration agreements may vary from year to year.
     Sales of CroFab® and DigiFab® accounted for 90.7% of our total product sales and 53.9% of our total revenues in fiscal year 2007. Our revenues will continue to be largely dependent on sales of CroFab® and DigiFab®. Any unexpected negative development with respect to such products (for example, manufacturing or supply delays, sudden loss of inventory or an unexpected safety or efficacy concern) that affects sales of CroFab® or DigiFab® would have a material adverse effect on our financial condition and results of operations.
     Much of the potential revenue from our existing and future collaborations will consist of contingent payments, such as payments for achieving development milestones and royalties payable on sales of products developed using our technologies or capabilities. The milestone and royalty revenues that we may receive under these collaborations will depend on the parties’ ability to successfully develop, market and sell new products. Milestone payments under our collaboration agreement with AstraZeneca relating to CytoFab® accounted for a signification portion of our cash receipts for fiscal years 2006 and 2007, and we anticipate that AstraZeneca milestone payments will provide significant revenues in future years. Milestone payments may not be payable under the licensing agreement in each fiscal year, however, if at all. The timing and amount of future milestone payments are dictated by the AstraZeneca licensing agreement and are subject to the ability of AstraZeneca and the Company to achieve certain development targets, regulatory goals and other objectives set forth in the agreement or to modifications to the development plan or the agreement as may be mutually agreed by Protherics and AstraZeneca.
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
     Approximately 55% of the Company’s revenues for the year ended March 31, 2007 were derived from U.S. customers and are denominated in U.S. dollars, although this proportion has been substantially higher in previous years. Since the majority of the Company’s expenses are denominated in British pounds sterling and Australian dollars, the results of operations and financial condition, as reported in pounds sterling, will be affected by fluctuations in exchange rates.
     The Company enters into hedging agreements to protect against currency exchange risk. However, this policy may not in all cases be able to manage all the currency transaction risks, particularly given the volatility of exchange rates and the continued weakness of the U.S. dollar.
The Company has a history of operating losses and may not be profitable on a sustainable basis.
     For the fiscal years ended March 31, 2007, 2006 and 2005, the Company had IFRS losses for the year of £3,357,000, £9,488,000 and £1,781,000, respectively. The underlying losses resulted principally from costs associated with the manufacture of pharmaceutical products, and the research, development and clinical testing activities of product candidates. Profitability will depend on the Company’s ability to generate sufficient revenues from existing product sales, product candidates that are currently under development and entering into new partnerships for the licensing of its product candidates, while maintaining existing partnerships. During the forthcoming years, the Company anticipates increasing its expenditures in relation to establishing a sales force, fulfilling its obligations to AstraZeneca with respect to its CytoFab® program, and other manufacturing based projects, and increasing levels of research and development expenditure on its other products.

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
If the livestock from which the Company obtains antisera or the reptiles from which the Company obtains venom develop diseases, the Company may be unable to meet its current or future production requirements.
     The Company currently supplies all of the antisera required for the production of its polyclonal antibody products from its own flocks of sheep in South Australia. The Company takes stringent precautions to minimize the risk of animal diseases, including scrapie and other blood-borne pathogens, which could affect its sheep or the safety of its products. All of the sheep used by the Company to produce its antisera are located in Australia, where the office of the Australian Chief Veterinary Officer has acknowledged Australian flocks to be free from scrapie and certain other transmissible diseases. However, in the event animal diseases affect the Company’s flocks, the Company may be unable to produce the antisera necessary to manufacture its antibody products.
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
     The Company requires supplies of certain raw materials, such as crotalid snake venom, digoxin and TNFa, for use in the development and manufacture of its products and product candidates. Although the Company has no reason to believe that its suppliers will be unable to procure adequate supplies of such raw material on a timely basis, disruptions in supplies, including delays due to the inability of the Company’s suppliers, or the Company, to procure raw materials would have a material adverse effect on the Company’s business. The Company also relies on third party contractors to provide critical services such as the filling and freeze-drying of product into vials. Problems at contractors’ facilities in the past have caused delays and disruptions in supplies of the Company’s marketed products and there can be no assurance the Company will not experience similar delays in the future.
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
     Production of the Company’s products involves a highly complex manufacturing process. The Company, in conjunction with the U.S. Food and Drug Administration (“FDA”) and other regulatory authorities, such as the European Medicines Evaluation Agency (“EMEA”) or the Medicines and Healthcare Products Regulatory Agency (“MHRA”), applies very stringent quality controls to this manufacturing process. If any step in the production and manufacturing process fails the quality control tests, there could be delays in sales of the Company’s products, resulting in a material adverse effect on the Company’s business.
Regulation by government agencies imposes significant costs and restrictions on the Company’s business activities.
     The production and sale of pharmaceutical products is highly regulated. The Company’s ability and the ability of its partners to secure regulatory approval for the Company’s products and to continue to satisfy regulatory requirements will determine its future success. The Company may not receive required regulatory approvals for its products or receive approvals in a timely manner. In particular, the FDA and comparable agencies in foreign countries, including the EMEA and the MHRA in the U.K., must approve human therapeutic and preventive products before they are marketed. This approval process typically involves lengthy and detailed laboratory and clinical testing, sampling activities and other costly and time-consuming procedures. While the time required to obtain approval varies, it can take several years. During the approval process, regulators may require the submission of additional information or data, which could necessitate further clinical testing or analysis, or changes to the manufacturing process or facilities, all of which could make the approval process lengthier and more costly than initially estimated, or even result in abandonment of an application for approval. Delays in obtaining or the failure to obtain regulatory approvals or the restriction, suspension or revocation of regulatory approvals could adversely affect the marketing of products and the Company’s ability to receive product revenues or royalties. The Company cannot guarantee that it will be able to obtain the necessary marketing approvals for any products that it may develop.
     The Company is currently seeking marketing approval from the FDA and the EMEA for its Voraxaze® product. Applications were submitted to both agencies and subsequently withdrawn following requests for additional manufacturing data and data regarding the interaction of Voraxaze® with leucovorin. The Company is currently undertaking the work necessary to generate the additional data needed prior to resubmitting its application to the FDA as a rolling submission, starting in early 2008. The Company will consider resubmitting an application to the EMEA if the study requested by the FDA is acceptable to the EMEA to address the clinical relevance of the leucovorin interaction issue. If either the FDA or EMEA does not accept the Company’s resubmitted applications, the Company could be required to conduct further clinical trials or modify its manufacturing processes, which could significantly delay marketing approvals for the product and require substantial additional expense which the Company may not be able to finance easily, if at all. See “Item 4. Information on the Company – Products.”
     The Company is also subject to ongoing regulatory review. Discovery of previously unknown problems with a product, manufacturer or facility or other violations of regulatory requirements may result in suspensions of regulatory approvals, product recalls, fines and criminal prosecution. For further discussion of regulations and potential penalties, see “Item 4. Information on the Company—Government Regulation.”
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
     Legislation is currently pending in the United States Congress to provide for a regulatory pathway for FDA approval of so-called “follow-on biologics.” Follow-on biologics refer to alternative formulations of innovator biologic drugs. Proponents of the legislation argue that these alternative drugs will promote cost-savings and more choices for patients (similar to the use of generic versions of small-molecule drugs today). Biotechnology companies caution that any such legislation must include measures to ensure patient safety and demonstrated effectiveness, and must instruct the FDA to issue guidance for labeling and interchangeability of products. If new legislation is ultimately adopted authorizing the FDA to approve follow-on biologics, innovator biotechnology companies such as the Company could face increased competition from lower cost products targeted to similar health indications and patient populations as the innovator’s products.
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
ITEM 4. INFORMATION ON THE COMPANY
History and Development of the Company
     Protherics PLC (the “Company”), a company incorporated under the laws of England and Wales, is a biopharmaceutical company engaged in the development, manufacture and sale of pharmaceutical products largely for the treatment of human diseases. The Company is the result of the September 1999 merger of Proteus International PLC and Therapeutic Antibodies Inc. Therapeutic Antibodies Inc. was incorporated in Delaware in 1984 with its headquarters in Nashville, Tennessee. Proteus International PLC was originally founded in 1987 and was incorporated in England and Wales under the Companies Act 1985 on January 12, 1990. The Company’s ordinary shares are listed on the London Stock Exchange (LSE:PTI.L) and its American Depositary Shares are listed on the NASDAQ Stock Market (NASDAQ:PTIL).
     In June 2003, the Company acquired Enact Pharma PLC, which provided the Company with both a potential high margin late stage product and earlier stage research projects. Several of the non-core research projects were subsequently out-licensed.
     In January 2007, the Company acquired MacroMed, Inc., a Utah corporation based in Salt Lake City, Utah, in order to access its lead product candidate OncoGel® which was undertaking clinical trials and studies in the treatment of esophageal cancer and pre-clinical studies in the treatment of brain cancer.

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
     Passive immunotherapeutics include the immediate use of previously produced antibodies in the treatment of acute-poisoning situations, such as envenomation or drug overdose. There are two general classes of antibodies for use as immunotherapeutic agents. The first is polyclonal antibodies, which contain a variety of antibodies directed to different sites, known as epitopes, on the target molecule. The second type, monoclonal antibodies, consists of a population of identical antibodies all directed to a single epitope. Protherics’ technology is based on the former, which may have advantages over monoclonal antibodies in acute-poisoning situations.
     The acquisition of Enact Pharma in June 2003 provided the Company with a broader research and development pipeline and technology platforms, particularly in the area of oncology, with one product (Voraxaze®) being prepared for filing with the regulatory authorities and currently generating revenues on a named-patient basis, and another product (Prolarix™) currently in clinical trials. These products are targeted at the treatment of cancer. The most advanced is a compound which can reduce some of the toxic effects of a drug widely used in cancer therapy, while the other product can potentially be used in the treatment of cancers which are resistant to currently available drugs.
     In December 2005, the Company entered into an agreement with AstraZeneca UK Limited for the development and commercialization of CytoFab®, as a treatment for the initial indication of severe sepsis. Under the agreement, the Company received an initial payment of £16.3 million. In addition, AstraZeneca made a £7.5 million equity investment in Protherics’ ordinary shares at 68.24p per share, a 30% premium to the average mid-market closing price over the three months prior to the agreement, which was considered to be fair value, representing 4.3% of the Company’s issued share capital following the transaction.
     The Company has subsequently received a further £10 million in milestone payments from AstraZeneca and could receive up to £161 million on the achievement of further milestones and will also receive royalties on global product sales of 20% of net sales for a minimum of 10 years in each country in which CytoFab® is sold, along with payments in return for the commercial supply of bulk drug substance and drug product. AstraZeneca is responsible for clinical development and sales and marketing of CytoFab®. The Company is primarily responsible for drug product manufacturing, including clinical trial material.
     The Company has four products generating revenues from sales, one outlicensed technology generating a royalty revenue stream, the licensing agreement with AstraZeneca outlined above, and several product candidates in various stages of development.

Recent Developments
     On December 7, 2006, the Company announced two acquisitions to expand its line of oncology product candidates. The first was the acquisition of OncoGel®, for the treatment of esophageal and primary brain cancers, via the acquisition of MacroMed, Inc. which was approved by shareholders on January 3, 2007, and the second was the completion of an agreement with Advance In Vitro Cell Technologies S.L. (“Advancell”), to access its program to treat B-cell chronic lymphocytic leukemia.
     On the same day, the Company also announced the in-license of technology from Glenveigh Pharmaceuticals LLC, which may, potentially, lead to digoxin immune fab fragments being used in the treatment of pre-eclampsia. This was also approved by shareholders on January 3, 2007.
Operations
     The Company has GMP compliant manufacturing facilities in Wales, Australia and Salt Lake City, Utah, and is in the process of constructing additional manufacturing facilities in Salt Lake City to produce OncoGel®. The Company also has administrative, clinical development, commercial and regulatory affairs facilities in Runcorn, Cheshire in the U.K. and in Nashville, Tennessee, U.S.A. The Company maintains a corporate office in London.
Corporate Partnerships, Collaborations and Joint Ventures
     Historically, the Company has entered into licensing and collaborative agreements with pharmaceutical companies and other entities with established distribution capabilities to market and develop its products. See “Item 10. Additional Information – Material Contracts.”

Products
The following table lists the Company’s products currently commercially available or under development:

			Distribution Partner	Next Significant
Product	Principal uses	Status	/ Licensee	Milestone(1)
Products Commercially Available

CroFab®	Minimal to moderate	Launched (U.S.)	Altana (U.S.)	—
(Crotalidae Polyvalent Immune Fab (Ovine))	Crotalid (rattlesnake) envenomation	Sold on named patient basis within E.U.	Swedish Orphan (Scandinavia and Baltic countries)

DigiFab® (Digoxin Immune Fab (Ovine))	Treatment of life-threatening digoxin toxicity or overdose	Launched (U.S.) U.K. marketing authorization application submitted August 2004	Altana (U.S.) Beacon Pharmaceuticals (Europe excluding Scandinavia and Germany). Mayne Pharma (Australia/SE Asia)	U.K. marketing approval pending(2)

Voraxaze®	Adjunctive treatment for patients at risk of methotrexate toxicity	Orphan Drug designation in E.U. and U.S. Sold on named patient basis within E.U. and supplied on compassionate use basis, under a Treatment Protocol, in the U.S.	IDIS (European named patient sales) AAIPharma Inc. (U.S. compassionate use distribution)	Regulatory re-submission to the FDA planned on a rolling basis starting 2008 and, should Priority Review be granted, approval could be received towards the end of 2009.(3)

ViperaTAb™	Vipera berus (common adder snake) envenomation –Northern Europe	Sold on a named patient basis	Swedish Orphan (Scandinavia and Baltic countries)	—

Enfer TSE Kit	Detection of Bovine Spongiform Encephalopathy (BSE) in carcasses	Out-licensed and generating revenues	Licensed to Enfer Scientific Limited and Abbott Laboratories, via Enfer	—

Products in Development

CytoFab®	Treatment of severe sepsis	Process scale-up to provide product for phase 2 and 3 studies now completed.	AstraZeneca	Partner to commence phase 2 program estimated to commence 2007.

Prolarix™ (formerly NQO2)	Cancer therapy	Phase 1 study being sponsored by Cancer Research UK (CRUK) ongoing in the U.K.	—	Phase 1 trial results expected 2008

			Distribution Partner	Next Significant
Product	Principal uses	Status	/ Licensee	Milestone(1)
Angiotensin Therapeutic Vaccine (ATV)	Hypertension	Manufacture of adjuvant and formulation development for vaccine for phase 2a clinical study ongoing	—	Phase 2a clinical trial to commence in 2008.

Digoxin Immune Fab	Pre-eclampsia	Phase 2b study in severe pre-eclampsia is ongoing in the U.S.	Licensed from Glenveigh Pharmaceuticals LLC	Phase 2b study results expected in 2008.

OncoGel®	Esophageal and primary brain cancers	Phase 2a study in esophageal cancer completed. Phase 1/2 study in brain cancer commenced in the U.S.	Diatos S.A. has exclusive rights outside North America, excluding Korea.	Phase 2b study in esophageal cancer is planned to commence in 2007. Results of phase 1/2 brain cancer study expected in 2008.

Acadesine	B-cell chronic lymphocytic leukemia (B-CLL)	Non-clinical safety testing and manufacture ongoing to support phase 1/2 study.	Co-development with Advancell	Clinical proof of concept phase 1/2 study in B-CLL patients to begin in H2 2007.

(1)	Each of the dates of next significant milestones represents the Board of Protherics’ expectations based on progress to date. There can be no assurance, however, that any of these dates or milestones will be achieved.

(2)	See discussion of DigiFab® marketing approvals below.

(3)	See discussion of Voraxaze® marketing approvals below.
Products Commercially Available
     CroFab® (Crotalidae Polyvalent Immune Fab (Ovine)) is a polyclonal antibody fragment for the management of minimal to moderate envenomations from North American crotalids (for example, rattlesnakes). It is intended for treating bites early in the course of poisoning to prevent them from developing into more severe cases. CroFab® was approved by the U.S. Food and Drug Administration (“FDA”) in 2000 and was launched in the U.S. in 2001. It is currently distributed by Fougera, a division of Altana Inc., and is the only product marketed for rattlesnake bites in the U.S. A similar product produced in Mexico from horse serum may compete with CroFab® in the future, if it obtains regulatory approval in the U.S.
     The Company is modifying the manufacturing process which, subject to FDA approval, anticipated in 2009, will improve yields from this product. In addition, Altana is working with the Company to better demonstrate the benefits of using CroFab® in milder copperhead bites, expanding the product’s geographical reach in the U.S.
     DigiFab® (Digoxin Immune Fab (Ovine)) is a polyclonal antibody fragment for the treatment of life-threatening digoxin toxicity or overdose. Digoxin is a widely prescribed drug for the treatment of cardiac conditions but its effective dose is close to its toxic dose (i.e., it has a narrow therapeutic window). DigiFab® was approved by the FDA in 2001 and launched in the U.S. in 2002; it is distributed by Fougera, a division of Altana Inc. There is one similar product on the U.S. market, Digibind® (GlaxoSmithKline).

     A U.K. marketing authorization application was submitted in August 2004 and discussions are ongoing with the MHRA to resolve outstanding issues. In January 2007, the Company submitted a New Drug Submission to the Health Products and Food Branch of Health Canada for DigiFab®. Marketing approval in Canada is expected in 2008. In November 2006, the Company announced that Roche had transferred marketing rights for its Digitalis Antidot® to the Company. DigiFab® is currently being sold on a named patient basis in certain European and other countries.
     ViperaTAb™ is a polyclonal antibody fragment sold on a named patient basis for the treatment of envenomations from the European common adder (Vipera berus). It is currently distributed in Sweden, Norway, Finland, Denmark and the Baltic countries by Swedish Orphan AB. The Company has also supplied ViperaTAb™ to the U.S. Department of Defense.
     Voraxaze® (glucarpidase, previously known as carboxypeptidase G2 or CPG2) has been developed as an adjunctive treatment for patients experiencing or at risk of toxicity following administration of high doses (> 1 g/m2) of methotrexate. Methotrexate is an established drug in cancer therapy which can cause serious and sometimes life-threatening toxicity if its elimination from the body is delayed. Voraxaze® is an enzyme which rapidly breaks down methotrexate thereby reducing the time that the patient is exposed to potentially toxic concentrations. There are no other drug therapies available that can achieve this. Voraxaze® was granted orphan drug status in the E.U. in February 2003 and the U.S. in August 2003.
     In September 2006, the Company submitted a Biological License Application (“BLA”) for Voraxaze® to the FDA in the U.S. This application was withdrawn in November 2006 following a request for additional manufacturing-related information. Following positive discussions with the FDA, the Company agreed the additional manufacturing and stability data required and work is now underway to generate the necessary data.
     Discussions were also held with the FDA regarding the interaction of Voraxaze® with leucovorin, the standard supportive therapy given with high dose methotrexate therapy. The FDA has asked the Company to undertake a 12-patient study to support a label claim regarding the dosing of leucovorin following administration of Voraxaze® to address this interaction.
     The FDA has granted Voraxaze® a Fast Track Designation for the rapid and sustained reduction in toxic methotrexate levels in patients with impaired renal function. The FDA has also agreed to the Company resubmitting its application as a rolling submission, starting in early 2008. This will enable the FDA to review sections of the application while the Company collects the additional manufacturing and clinical data. The Company is seeking a Priority Review, which would reduce the FDA review time for the BLA from 10 months to 6 months from submission of the final part of the application. If granted, Voraxaze® could be approved in the U.S. towards the end of 2009.
     In May 2007, the FDA granted the Company permission to supply Voraxaze® in the U.S. on a compassionate use basis under a Treatment Protocol, prior to marketing authorization being granted, and to charge for its supply, providing for recovery of some of the costs associated with the development and supply of Voraxaze®. Modest revenues from this cost recovery program are anticipated beginning in May 2007 and are expected to continue until the approval of the BLA in the U.S., using AAIPharma Inc. as the Company’s distributor. Voraxaze® was previously available for compassionate use in the U.S. through the National Cancer Institute (“NCI”).
     Named patient sales of Voraxaze® commenced in Europe and elsewhere outside the U.S. in January 2004 and are distributed principally by IDIS, although alternative distributors cover certain territories.
     A Marketing Authorisation Application (“MAA”) for the use of Voraxaze® as an intervention treatment, for patients experiencing or at risk of methotrexate toxicity from delayed elimination, was submitted in the E.U. in July 2005. The EMEA requested additional manufacturing data, similar to that requested by the FDA, and further data regarding the interaction between Voraxaze® and leucovorin. As these data could not be provided within the timeframe available under the Centralized Procedure, the MAA was withdrawn on May 21, 2007. The Company will consider resubmitting an MAA application if the 12-patient leucovorin dosage regimen study requested by the FDA is acceptable to the EMEA to address the clinical relevance of the leucovorin interaction issue.
     Protherics will continue to supply Voraxaze® in Europe on a named patient basis for intervention use in patients at risk of severe or life-threatening methotrexate toxicity due to delayed elimination of methotrexate following high dose methotrexate therapy.
     The company has initiated two small investigator-led clinical studies to investigate the safety and efficacy of Voraxaze® when it is used in a planned way with each cycle of high dose methotrexate therapy; in previous studies, Voraxaze® has been given with only a single cycle of methotrexate. If these studies are successful, the data from them will be used to develop a clinical program to expand the indications for Voraxaze® into the potentially much larger repeated use market.
     Enfer TSE Assay (BSE Diagnostic Test). There is a significant public concern in Europe and North America with respect to bovine spongiform encephalopathy (“BSE”), colloquially known as “mad cow disease.” The Company licensed its intellectual property in transmissible spongiform encephalopathy (“TSE”) diagnosis in animals to Enfer Scientific Limited in 1997 and Enfer developed a post-mortem kit to test carcasses for BSE. The test received approval in the E.U. in 2001. Enfer uses the kit itself to test carcasses in Ireland and also sells it to third parties. In 2001 Enfer entered into an agreement with Abbott Laboratories to market the test in other territories and in April 2004 Abbott received approval from the U.S. Department of Agriculture (“USDA”) to sell the test kit in the U.S., although the USDA does not, as yet, require routine testing of cattle. In February 2005, Enfer received approval in the E.U. for an improved version of its test kit. Enfer’s test kit is now one of at least 12 rapid tests approved in the E.U. for monitoring of BSE in bovine animals and one of at least eight approved for the monitoring of ovine and caprine animals.
Products in Development or Research
     CytoFab® is based on the same polyclonal antibody technology as CroFab® and DigiFab® and binds TNFα, a cytokine involved in inflammation. It has been developed to treat sepsis, a disease that affects about 750,000 people per year in the U.S. and which has a mortality rate in excess of 30%. There is only one product approved for the treatment of sepsis, Eli Lilly’s Xigris®, but, because of its safety profile, its use is restricted to a subset of sepsis patients.
     A phase 2b study with CytoFab® has been completed by the Company with significant reductions observed in the time patients spent in the intensive care unit and on mechanical ventilation relative to placebo, with a trend to improved survival. Protherics has held two end-of-phase 2 meetings with the FDA, one in September 2003 to discuss the phase 3 program and the other, in October 2003, to discuss the manufacture of the product.
     On December 7, 2005, the Company announced the signing of a licensing agreement with AstraZeneca for the global development and commercialization of CytoFab®. Under the terms of the agreement, AstraZeneca will undertake all clinical development work for the product and Protherics will be primarily responsible for bulk drug manufacturing, including the supply of clinical trial material. On signing, AstraZeneca made an initial payment of £16.3 million to Protherics along with a £7.5 million equity investment in Protherics. The Company has subsequently successfully scaled up the CytoFab® manufacture to a 600 liter batch size and shown batch to batch consistency, which triggered a £10.0 million milestone in March 2007. The process has now been scaled up to 3,000 liters. The agreement with AstraZeneca has a potential total value to Protherics, based on up-front and milestone payments alone, of approximately £186 million. Protherics will also receive royalties on global product sales of

20% of net sales, during the period of the license, in addition to payments in return for the commercial supply of bulk drug substance and drug product.
     In November 2006, following consultations with regulators in the U.S. and E.U., AstraZeneca announced its intention to expand the clinical development plan for CytoFab® in severe sepsis, with the addition of a 480 patient phase 2 program. Data from phase 2 will be used to estimate the number of patients required in the phase 3 study, and to confirm the appropriate dose as well as provide further supporting efficacy and safety data. The phase 2 program is expected to start in the second half of 2007 and to last up to 21 months. On completion, AstraZeneca intends to initiate a single phase 3 study in the U.S., Europe and Japan.
     ProlarixTM (formerly NQO2) was also acquired by the company when it acquired Enact Pharma. It is a small molecule based chemotherapy involving the coadministration of a prodrug, tretazicar (formerly CB 1954) with a cosubstrate, caricotamide (formerly EP-0152R). In the presence of caricotamide, tretazicar is converted to a highly potent cytotoxic agent by an enzyme, NQO2, which has higher levels of activity in samples from certain tumors than in the normal tissues examined, including those that are often sensitive to other cytotoxic agents, such as bone marrow. ProlarixTM thus has the potential to be a highly selective anticancer agent, killing cancer cells but sparing normal cells.
     A phase 1 study in patients with solid tumors is underway in the U.K. under the auspices of Cancer Research UK. The study is designed to identify the doses of both tretazicar and caricotamide to take forward into phase 2 based on safety and pharmacokinetics. The dose of caricotamide was fixed early in the study and the Company announced in July 2007 that the maximum tolerated dose tretazicar has been reached. The anticipated reductions in the levels of tretazicar in the blood have been observed in the presence, but not the absence, of caricotamide, providing some evidence that it is being converted to the active cytotoxic agent by NQO2. Activation of tretazicar has been indicated in all patients where pharmacokinetic analyses have been performed. Six additional patients with a range of tumor types will now be treated with up to six cycles of ProlarixTM at the maximum tolerated dose to further investigate drug effects in the tumor, safety and make preliminary assessments of potential efficacy. Two patients have already been recruited to this cohort. Cancer Research UK is expected to formally report the study in the first half of 2008.
     The manufacture of tretazicar and caricotamide has been scaled up successfully and a non-clinical program has been initiated to support a phase 2 study in primary liver cancer which is scheduled to start in the first half of 2008.
     Protherics has selected primary liver cancer (hepatocellular carcinoma or “HCC”) as the target indication for phase 2 based on the large differential in NQO2 activity observed between liver tumors and normal liver tissue. HCC is one of the five most common cancers in the world and its incidence is increasing in the U.S. and E.U. There are no therapeutic agents specifically approved for use in HCC and those that are used as standard care have had little impact on survival, with less than 5% of patients living more than 5 years. Sorafenib (Bayer and Onyx Pharmaceuticals) has recently received Fast Track designation for HCC in the U.S. and, if approved, would compete with Prolarix™ for market share for this indication.
     Angiotensin Therapeutic Vaccine (“ATV”) is being developed by the Company for the treatment of high blood pressure (hypertension). Although hypertension can be treated with oral therapies, because people with mild to moderate hypertension generally feel well, compliance with such treatments is very poor. It is estimated that 70% of patients fail to take their medication as prescribed. As hypertension is a major factor in stroke and heart disease, failure to control blood pressure can have serious consequences. Protherics is therefore developing a vaccine designed to maintain control of blood pressure with only periodic injections. The vaccine produces antibodies to angiotensin, one of the hormones involved in the regulation of blood pressure.

     ATV has been evaluated in a series of studies and effects on the renin-angiotensin system, but not blood pressure, have been observed in patients with hypertension. In order to stimulate the immune system to produce more antibodies to angiotensin, which is expected to result in a reduction in blood pressure, several different formulations of the vaccine containing novel adjuvants have been investigated.
     One of the formulations, containing a proprietary adjuvant supplied by CoVaccine BV, increased the antibody response in animals by about 10-fold relative to the formulation used in the previous clinical study which contained alhydrogel as adjuvant. In June 2006, the Company acquired the adjuvant from CoVaccine BV. The Company has completed the non-clinical safety testing of the CoVaccine HT adjuvant required to support a phase 2 clinical study and manufacturing scale up for the adjuvant and vaccine are ongoing.
     The Company is planning to start a phase 2a study with the new formulation of ATV in the first half of 2008. The goal of this study will be to confirm that the new formulation increases levels of anti-angiotensin antibodies in hypertensive patients and to establish whether this results in a reduction in blood pressure.
     The market for the treatment of high blood pressure is estimated to be in excess of $30 billion per annum, and with positive phase 2a data, ATV could provide a major out-licensing opportunity for the Company. Additionally, the adjuvant is attracting interest from several possible partners for other programs.
     One other company (Cytos, Switzerland) is known to be developing a vaccine for hypertension that would compete directly with the Company’s ATV.
     OncoGel® is a novel injectable formulation of paclitaxel, a commonly used cancer treatment. It is designed for local administration to a tumor, where it is able to deliver high concentrations of paclitaxel for up to six weeks. OncoGel® is being investigated in two lead indications, esophageal and primary brain cancers.
     The majority of patients with esophageal cancer present with dysphagia (difficulty in swallowing). As a result, more than 50% of patients suffer weight loss as they are unable to eat properly, severely impacting their quality of life. A major goal of current therapy is to control loco-regional disease to enable curative resection and improve surgical outcomes. Despite current therapy, there remains a large unmet need for a more effective therapy.
     A phase 2a study in inoperable esophageal cancer in which OncoGel® was given with external beam radiation for the treatment of dysphagia has been completed in Europe and the U.S. In this study OncoGel® was injected directly into the primary tumor; it reduced tumor bulk in the majority of patients. In future studies this may allow more patients to become candidates for surgical resection, in addition to improving the management of the cancer. A phase 2b study of OncoGel® in potentially operable esophageal cancer patients, in combination with chemoradiotherapy will commence in the second half of 2007.
     Treating brain cancer is extremely challenging due to the inability of most chemotherapeutic agents to cross the blood-brain barrier. Where feasible, the primary therapy for patients with primary brain tumors is surgical debulking. OncoGel® is being developed for the treatment of primary brain cancers, such as glioblastoma multiforme (“GBM”), either post surgery, by injecting OncoGel® into the tumor cavity to try and kill the residual tumor cells, or directly into the tumor in patients with inoperable tumors.
     OncoGel® has demonstrated encouraging dose-dependent activity in non-clinical models of brain cancer. A phase 1/2 study is ongoing in the U.S. to investigate the safety and tolerability of OncoGel® when administered into the cavity produced after a tumor is surgically removed. Data from this study will determine the dose to be used in future studies of patients with GBM. Preliminary data is expected to be available from the first dose cohort in the second half of 2007 and data from all patients in the second half of 2008.
     Acadesine is a novel nucleoside analogue that could be a promising new therapy for the treatment of B-cell chronic lymphocytic leukemia (B-CLL), a hematological cancer where B-cells accumulate due to their increased survival. Unlike existing chemotherapies for B-CLL, acadesine has been shown ex-vivo to selectively kill B-cells, while having only minimal toxicity to T-cells. This selectivity of B-cells means that acadesine has the potential to reduce the risk of serious infection and other side effects seen with current chemotherapies.
     B-CLL is the most frequently occurring type of leukemia in the western world and accounts for about 40 per cent of all leukemias in those over 65 years of age. It is very rare in those below the age of 30 years and it follows an extremely variable course with overall survival times ranging from months to decades. B-CLL is considered incurable but temporary remission can be achieved with chemotherapies such as chlorambucil (Leukeran®, GSK), fludarabine (Fludara®, Bayer) or cladrabine (Leustatin®, Ortho Biotech) and the monoclonal antibodies, alemtuzumab (MabCampath®, Schering) or rituximab (MabThera®, Roche), either given alone or in combination.
     Acadesine was well tolerated when previously studied in 2,000 patients for an unrelated indication. The Company plans to initiate a proof-of-concept phase 1/2 clinical study with Advancell in the second half of 2007. The study will investigate the safety of acadesine, pharmacokinetics and B-cell selectivity in cancer patients and is expected to report in the second half of 2008.
     Digoxin Immune Fabs (pre-eclampsia indication). Digoxin immune fabs, such as Protherics’ DigiFab® and GlaxoSmithKline’s Digibind®, may have potential in the treatment of pre-eclampsia. Pre-eclampsia is a life-threatening complication that occurs in about 5-8% of pregnancies in the U.S. Pre-eclampsia is generally characterized by high blood pressure and if left unmanaged, can lead to renal failure, eclampsia (seizures) and death of the mother. It can also result in early delivery of the baby, resulting in development abnormalities or death of the baby. It is a major cause of admission of babies to neonatal intensive care units. There are no approved therapies available and few products in development to specifically treat pre-eclampsia.
     The cause of pre-eclampsia has not been conclusively identified. However, several vasoactive substances called endogenous digoxin-like factors (EDLFs) have been found in the blood and placenta of women with pre-eclampsia. These EDLFs rapidly disappear following the delivery of the baby, coincident with the disappearance of the symptoms of pre-eclampsia. Digoxin immune fabs have been found to bind to known EDLFs in vitro and may therefore have potential application in the treatment of pre-eclampsia through their neutralization and removal from the body.
     A phase 2b, double blind, placebo-controlled study in 50 women with severe pre-eclampsia is ongoing with Digibind® in the U.S. The primary assessments are on the use of antihypertensive drugs and renal function. Time to delivery is being assessed as a secondary endpoint. Results are expected in the first half of 2008.

Principal Markets
     The Company operates in the United Kingdom, the United States and Australia, and its revenues are largely attributable to its core technology of immunotherapeutics and named patient sales of Voraxaze®. In fiscal year ended March 31, 2007, revenue of £2,213,000 was recognized, under the Company’s revenue recognition policy, from the initial £16,300,000 payment received from the license agreement with AstraZeneca, as well as a £10,000,000 development milestone. The table below shows a breakdown of revenues, under IFRS, by geographical market for each of the last three fiscal years.

	2007	2006	2005
	£’000	£’000	£’000
United Kingdom	1,983	1,202	622
Rest of Europe	277	554	932
North America	28,809	15,893	17,229
Rest of the World	50	60	56

	31,119	17,709	18,839
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
Intellectual Property, Patents and Trademarks
     The Company’s policy is to protect and defend the intellectual property associated with its technology and products, principally through patent protection. Internally, the Company has implemented measures to protect its proprietary technology and trade secrets, such as requiring all employees, consultants and third party collaborators to execute confidentiality agreements and, where appropriate, assignments of rights to proprietary inventions arising out of the employment or consulting relationship.

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
     The Company holds or licenses the rights to a number of U.S. and foreign patents and patent applications, the most material being:
•	Voraxaze® – The Company has filed patent applications around certain researched and previously unpublished aspects of Voraxaze®, with the first filing in February 2004, a PCT filing in February 2005, and a further PCT filing in August 2005. The February 2005 PCT filing is the basis for pending patent applications in Australia, Brazil, Canada, China, EPO, Israel, India, Japan, Korea, Mexico, New Zealand, Singapore, USA and South Africa.

•	Transmissible Spongiform Encephalopathies – The Company has been granted patents for its transmissible spongiform encephalopathy diagnostic technology in the U.S., Europe (European Patent Office or “EPO”), South Africa, Australia and New Zealand. These patents will expire between 2012 and 2015. The European patent was granted in 1999 and underwent opposition, on which a recent appeal decision was issued in favor of the Company. The Canadian patent application has now been accepted and should proceed to grant shortly. Patent applications are pending in the U.S. (divisional) and Japan, claiming a priority date of December 3, 1991. The first U.S. divisional patent was granted on April 30, 2002.

A further application directed towards new variant Creutzfeldt-Jacob Disease was filed in January 2004 and PCT, Argentine and Malaysian applications were filed in January 2005. The PCT application national phase was entered in 2006 and there are now also pending applications in Australia, Brazil, Canada, China, India, Japan, Republic of Korea, Mexico, New Zealand, Singapore, South Africa, the U.S. and Europe.

•	Angiotensin vaccine – The Company has pending patent applications for angiotensin peptide analogues and vaccine uses in Canada, Japan, the U.S., and Argentina, all claiming a priority date of June 24, 1997. The New Zealand, Australian and EPO (the parent application) patents have now been granted. A divisional patent application is pending in the EPO.

•	Anti-TNFa antibodies – The Company has been granted U.K., U.S., Canadian, Japanese, EPO, New Zealand and Australian patents for use of Fab fragments of anti-TNFa antibodies in medicine, particularly for the use in the treatment of sepsis. The EPO patent is being maintained in France, Germany, Italy and Spain. The majority of these patents expire in 2014, although the U.S. patent is due to expire in 2018.

•	Mixed monospecific polyclonal antivenins – The Company has been granted EPO, United Kingdom, Australian, Japanese, Russian Federation, and United States patents on the use of mixed monospecific polyclonal antivenins. These patents are projected to expire on April 24, 2012, other than the Australian patent, which is expected to expire on April 24, 2008, and the United States patent, which is expected to expire on December 21, 2021. The Company has applied for a U.S. patent for the antivenins, the prosecution of which is undergoing appeal.

•	Prolarix ™ (formerly NQO2) – The Company has filed patent applications in the EPO, U.S., Japan, Canada, U.K., and Hong Kong around using NQO2 to activate prodrugs in the presence of an added co-factor. The priority date for filing is June 1997 and the filing date is June 15, 1998; the expected expiry date for any patents is June 15, 2018. Patents have been granted in the U.K., the U.S., Hong Kong and the EPO. Divisional applications are pending in the U.S. and at the EPO.

•	CoVaccine HT adjuvant – In June 2006, the Company acquired the patent applications and trademarks associated with CoVaccine HT adjuvant from CoVaccine B.V. The patent family includes Europe, Canada, China, Japan and the U.S. The effective date of filing of the PCT application is November 30, 2000, and this application claims priority from an earlier EPO application, filed on November 30, 1999. Patents are currently granted in New Zealand and Australia with remaining applications pending.

•	OncoGel® – The Company has been granted patents for injectable formulations of paclitaxel in the U.S., EPO, Argentina, China, Australia, South Africa, Russian Federation, New Zealand, and Korea. These patents claim priority dates of October 3, 1997 and October 1, 1998, and are projected to expire in 2017 and 2018. Applications involving this technology are currently pending in Japan, Israel, Europe, Brazil, Canada, Poland, and Norway.

•	Treatment of Pre-eclampsia – The Company has in-licensed patent applications directed to treatment of pre-eclampsia using digoxin antibodies (e.g., DigiFab®) which are pending in the U.S., EPO, Australia, Canada, China, Japan, Mexico, Norway, South Africa and India. These applications claim priority of July 25, 2002. A continuation-in-part application was filed in the U.S. on December 23, 2005 claiming priority to a U.S. provisional application filed May 17, 2005, and a corresponding P.C.T. application was filed May 14, 2006.

•	Acadesine – In December 2006, the Company entered into a license to use patent applications associated with Acadesine. The patent family includes the principal territories of Europe, Canada, Japan and the U.S. and is maintained by the Company’s development partner, Advanced In Vitro Cell Technologies S.L.
     We rely on patent protection against use of our proprietary products and technologies by competitors. The patent positions of biotechnology firms generally are highly uncertain and involve complex legal and factual questions. There can be no assurance that our patents or licensed patents will afford sufficient legal protections against competitors or provide competitive advantages. Our patents could be held invalid or unenforceable by a court or infringed or circumvented by other parties, or others could obtain patents that we would need to license or circumvent. Competitors or potential competitors may have filed patent applications or received patents and may obtain patent protection and proprietary rights relating to biological compounds or processes competitive with ours. Competitors may also claim that their patent rights prevent us from commercializing our products in certain territories.
Third Party Patent Rights
     Rockefeller University had a European patent which could be construed to cover use of anti-TNFa antibodies which has now been revoked. Rockefeller University also holds patent rights related to this revoked European patent in the U.S., Australia and Japan. The Board believes that due to the precise nature of most of these patent rights in Australia and the U.S., commercial exploitation of CytoFab® in these territories will not infringe any valid claims of these patents. In any event, the Australian and Japanese patent rights were to have expired in August 2006, unless they were the subject of patent time extensions. The Company is aware of U.S. patents granted to Rockefeller University in October 2001 and July 2002 relating to a neutralizing antibody to a mediator substance which, if valid, could be used to restrict the Company’s development of anti-TNFa products, including CytoFab® in the U.S. The Company has an opinion from its U.S. patent attorney that CytoFab® does not infringe the claims of these patents. The Company has specific patents in the U.S. and other territories covering the use of Fab fragments of anti-TNFa antibodies, as summarized above.
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
     Additional patents and applications are in existence, which could limit the commercialization of CytoFab®. These include patents, or patent applications, in the names of Peptide Technology, Centocor, Kennedy Institute, Abbott (formerly Knoll) and Unisearch. The Company has taken advice from its patent attorneys, and the progress of the patent applications is being monitored. The Directors believe that, overall, these patents and applications will not inhibit the use of CytoFab® in the treatment of sepsis. The Company has opposed an Australian patent application and a European patent, both in the name of Abbott, which relate to the use of TNF antagonists to treat sepsis in patients with particular IL-6 levels, with a view to preventing the Australian application proceeding to grant and getting the European patent revoked. In response to the opposition, Abbott withdrew the Australian patent application. There has been no substantive response to the opposition by Abbott, and the U.K. part of the European patent has ceased.
Trademarks
     The Company has registered a number of active trademarks in various jurisdictions, the most material of which are specified below:
•	CroFab® in the U.S.;

•	CytoFab® in the United Kingdom, Europe and the U.S.;

•	CytoTAb™ in the United Kingdom;

•	DigiFab® in the U.S. and Europe;

•	DigiTAb™ in the United Kingdom;

•	ViperaTAb™ in the United Kingdom;

•	Voraxaze® in the U.S. and Europe;

•	OncoGel® in the U.S.; and

•	ReGel® in the U.S.

In addition, applications to register the following active trademarks are currently pending:

•	Prolarix™ in the U.S., Europe and Japan.
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
     If the drug is considered by the FDA and by prospective users to provide an important benefit in the treatment of a serious disease, the applicant may be faced with demands from patient groups, sometimes endorsed by the FDA, for release of the drug for treatment during the investigative stage (prior to receipt of marketing approval by the FDA). The supply of such treatment is termed “treatment use.” Supplying drugs on this basis can involve significant expense and resource demands for the sponsor of the drug, which must administer the pre-approval release program. This may, in some situations, interfere with the ability to complete controlled clinical trials of the drug.
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
     Orphan Drug Status - The Orphan Drug Act of 1983 encourages manufacturers to seek approval of products intended to treat “rare diseases and conditions” with a prevalence of fewer than 200,000 patients in the United States or for which there is no reasonable expectation of recovering the development costs for the product. For products that receive orphan drug designation by the FDA, the Orphan Drug Act provides tax credits for clinical research, FDA assistance with protocol design, eligibility for FDA grants to fund clinical studies and a period of seven years of marketing exclusivity for the product following FDA marketing approval. The Company’s crotalid antivenin, CroFab®, received marketing approval by the FDA in 2000, under the orphan drug program, and its methotrexate therapeutic, Voraxaze®, for which the Company is seeking marketing approval, received orphan drug designation by the FDA in August 2003.
     Fast Track Designation and Priority Review – Applicants may petition the FDA for “Fast Track” review of new drugs that treat serious disease and fill an unmet medical need (e.g., providing a therapy where none existed or providing a superior therapy). The Fast Track designation allows the applicant to interact closely with the FDA during the drug development and clinical trial design stage and to submit its marketing application in sections on a rolling basis as new data becomes available. Once an application has been submitted, an applicant may request Priority Review of the application by the FDA. Priority Review is available for drugs that offer major advances in treatment or provide a treatment where no adequate therapy exists. Under Priority Review, the FDA’s goal for the application review process is reduced from the standard ten months to six months.
     Accelerated Approval - The FDA may accelerate approval of medicines that offer a significant improvement in the treatment of fatal or life-threatening conditions, or conditions for which there is no alternative therapy. The FDA may grant approval based on a surrogate endpoint – a measured marker or result that is a substitute for a clinically proven outcome. In certain cases, the FDA may permit phase 2 and phase 3 studies to be compressed into a single study or may grant marketing approval on a provisional basis with a written commitment to complete clinical studies that formally demonstrate patient benefit.

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
     In addition to the fraud and abuse laws, to the extent a company directly participates in the Medicare and Medicaid programs, it will be subject to extensive federal and state regulation, including:
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
European Union Regulation
     The E.U. currently consists of 27 member states. Pharmaceutical companies operating in the E.U. are subject to regulatory controls governing the development, manufacture, labeling, and marketing of their products. National legislation in the area increasingly reflects initiatives at the E.U. level, normally in the form of directives and regulations. There is a broad range of E.U. legislation related to medicinal products. This legislation is supplemented by numerous non-binding guidelines (which provide guidance on safety, quality and efficacy). However, failure to comply with, or a departure from, the guidelines requires justification and may, for example, raise issues as to the adequacy of data submitted in support of an application to market a product. In November 2001, many of the stand-alone Directives regulating medicinal products were brought together and codified into a single Directive (Directive 2001/83/EC on the Community Code relating to medicinal products for human use). This has since been amended by including Directive 2003/63/EC and Directive 2004/27/EC.
     Pre-clinical Research — European legislation (Directive 2001/83/EC, as amended) imposes certain specific requirements for pre-clinical testing of a product where the data generated will be used for an application for a product marketing authorization in the E.U. Basic provisions in the legislation are expanded upon by a broad range of guidance documents which are important for companies to follow when products are under development. Deviation by companies from such guidance, particularly where they are specific to product groups, would generally require a strong justification upon application for a marketing authorization. Directive 86/609/EEC (as amended by Directive 2003/65/EC) established pre-clinical research standards to be met by research institutions engaged in animal research. These provisions are enforced through registration and inspection. Other directives on good laboratory practice have established high standards of practice for laboratories, with compliance again monitored through a system of inspection.
     Clinical Research — European legislation also stipulates requirements for conducting research in humans where the data is intended to be utilized in a marketing authorization application (Directive 2001/83/EC as amended by Directive 2003/63/EC and Directive 2004/27/EC). The European Committee for Medicinal Products for Human Use (“CHMP”) and the European Commission have also issued a number of guidelines on good clinical practice. In addition, other legislation, such as the Data Protection Directive (95/46/EC), is also relevant to the conduct of clinical research. Aside from these provisions, however, the conduct of research in the E.U. was not subject to specific E.U. legislation until April 2001, when the European Commission enacted Directive 2001/20/EC on the approximation of the laws, regulations and administrative provisions of the member states relating to the implementation of good clinical practice in the conduct of clinical trials on medicinal products for human use. This Directive harmonized the regulation of clinical research across the E.U.. Failure to satisfy the requirements, which include adherence to good clinical practice, may lead to a rejection of an application for a marketing authorization. Further principles and guidelines for good clinical practice as regards investigational medicinal products for human use have been implemented by Directive 2005/28/EC.
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
     The CP is a process for which there is a single application, a single evaluation and a single authorization for medicinal products within the E.U. This procedure applies only to certain types of applications and is compulsory for certain biotechnology products. Under Regulation 726/2004, new treatments for AIDS, cancer, diabetes and neurodegenerative diseases have to use the CP. Beginning May 2008, the CP will also become mandatory for new treatments for autoimmune diseases and other immune dysfunctions and viral diseases.
     The CP is administered by the EMEA (described below). A marketing authorization granted pursuant to the centralized procedure is recognized in all E.U. member states. A specific timetable is specified for evaluation of the application, including allowances for appeals.
     The EMEA was established by Council Regulation EEC No. 2309/93 of July 1993 with effect from January 1, 1995. This Regulation has been replaced by Regulation 726/2004 which came into effect November 2005. The EMEA is responsible for coordinating the evaluation and supervision of medicinal products for both human and veterinary use across the E.U. On the basis of the EMEA’s opinion, the European Commission authorizes the marketing of a product approved by the centralized procedure. The EMEA comprises a management board, five committees of scientific experts responsible for preparing the EMEA’s opinion (one for medicinal products for human use, one for medicinal products for veterinary use, one for the designation of “orphan drugs” for rare diseases, one for herbal medicinal products and a new one for pediatrics), an executive director and a permanent secretariat.
     Criteria Assessed in Obtaining a Marketing Authorization — European Directive 2001/83/EC (as amended by Directive 2003/63/EC and Directive 2004/27/EC) sets out the basic principles for the regulation of marketing of medicinal products within the E.U. The criteria for the grant of a marketing authorization are quality, safety and efficacy. In order to demonstrate these criteria, a wide range of information and data are required to be submitted to the relevant regulatory authority. The exact requirements as to the analytical, pharmacotoxicological and clinical standards and protocols in respect of testing medicinal products to be submitted are detailed in European Directive 2003/63/EC (as amended). In summary, any application for a marketing authorization must be accompanied by, among other things, the results of:
•	physico-chemical, biological or microbiological tests (establishing the quality of the products);

•	pharmacological and toxicological tests (establishing the safety of the product); and

•	clinical trials (studies in humans establishing efficacy and safety).
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
     An application for orphan drug status may be made at any time up to submission of the marketing application. The benefits to successful applicants include:
•	a reduced registration fee;

•	use of the centralized registration procedure; and

•	10 years’ exclusivity on the market.
     Maintenance of Marketing Authorizations — A marketing authorization application may be submitted when appropriate data is available. The submission of an application to a regulatory authority does not guarantee that a license to market the product will be granted by that regulatory authority. Furthermore, in certain cases (but excluding the centralized procedure), a national regulatory authority may impose its own requirements and may refuse to grant approval or may require additional data before granting an approval, even though the relevant product may have been approved by authorities in other countries. The time taken to obtain a national approval in individual countries varies, but can take from a few months to several years from the date of application. In contrast, it usually takes 12 -18 months to gain approval under the centralized procedure. Marketing authorizations are granted subject to certain generally applicable conditions and may also be subject to product specific restrictions determined by regulatory authorities.
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
     Manufacturing — Manufacturing conducted within the E.U. must meet good manufacturing practice requirements (Directive 2003/94/EC, which replaces Directive 91/356/EEC). Legislation (Directive 2001/83/EC as amended by Directive 2003/63/EC and Directive 2004/27/EC) imposes precise obligations upon manufacturers, in particular with regard to control, batch testing and release of products in the European market and the qualifications for the personnel authorized to undertake such activities. Inspections of manufacturing site facilities and procedures are regularly undertaken, both by local inspectors and by inspectors from other countries in which the product is to be sold. Failing an inspection may result in:
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
     Abridged Applications — “Market Exclusivity” — In cases where the patent and supplementary protection certificate have expired or are not available, medicinal products can benefit from E.U. provisions which are commonly described as the rules of “market exclusivity,” but which, in fact, govern the making of abridged applications for marketing authorizations.
     Regulation 726/2004 and Directive 2004/27/EC introduced the so called “8+2+1” data protection rules which are designed to reward innovation while encouraging the early availability of generic copies. These rules, which apply to applications for marketing authorizations for generic products submitted after November 2005, allow 10 or 11 years exclusivity in the E.U. for the reference product to which they relate. The 11 years protection will be applicable if a new marketing authorization for a therapeutic claim bringing a significant clinical benefit is obtained in the 8 years following marketing approval. Prior to this, some E.U. member states chose to implement 10 years’ exclusivity (e.g., U.K.) while other member states chose 6 years’ exclusivity (although the period for products approved by the centralized procedure has always been 10 years).
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
     The Company’s Product Candidates — The human therapeutic products currently being developed by the Company will fall within the ambit of either the centralized procedure, the decentralized procedure or the mutual recognition procedure.
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
     Regulation of Veterinary Products — A very similar regulatory system applies in Europe with regard to veterinary medicinal products. In particular, biotechnology products are also subject to centralized review and registration under Regulation 726/2004 above. As is the case with human pharmaceutical products, no unauthorized veterinary product may be marketed in the E.U., subject to somewhat more limited exceptions than apply in relation to human pharmaceuticals.

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
Organizational Structure
     Protherics PLC acts as the holding company of a group consisting of its directly and indirectly held subsidiaries. Protherics PLC has the following principal subsidiaries:

	% Held	Status	Country of Incorporation
Direct Holdings
Protherics Medicines Development Limited	100	trading	England and Wales
Protherics Inc.	100	trading	U.S.A. (Delaware)
Enact Pharma Limited	100	trading	England and Wales
Proteus Biotechnology Limited	100	dormant	England and Wales
Genethics Limited	76	dormant	England and Wales
Indirect Holdings
Protherics UK Limited	100	trading	England and Wales
Protherics Australasia Pty Limited	100	trading	Australia
Protherics-Utah, Inc.	100	trading	U.S.A. (Tennessee)
Protherics Services Pty Limited	100	dormant	Australia
Protherics Salt Lake City, Inc. (formerly MacroMed, Inc.)	100	trading	U.S.A. (Utah)
Kymed GB Limited	100	dormant	England and Wales
Enzacta R&D Limited	99.8	dormant	England and Wales
De Montfort Biopharma Limited	100	dormant	England and Wales
Enzacta Limited	99.8	dormant	England and Wales
TAb (Wales) Limited	100	dormant	England and Wales
TAb (London) Limited	100	dormant	England and Wales
Polyclonal Antibodies Limited	100	dormant	England and Wales
Property, Plants and Equipment
     The Company leases its registered office, 2,448 sq. ft. of office space at The Heath Business & Technical Park, Runcorn, Cheshire WA7 4QF, from SOG Limited. This lease commenced on April 1, 2007, for an initial period of one year and is renewable annually at the option of the Company. In addition, the Company leases a corporate office, under two leases, at 3 Creed Court, 5 Ludgate Hill, London EC4M 7AA. These leases commenced in October 2003 and December 2005 and are for an initial period of 3 years with a right to extend for a further two years.
     The Company also leases a 6,556 sq. ft. corporate office at 5214 Maryland Way, Suite 405, Brentwood, Tennessee 37027. The lease commenced on November 1, 2003 and will continue through December 31, 2009. In addition, the Company leases 5,307 sq. ft. of laboratory and office space at 615 Arapeen Drive, Suite 105, Salt Lake City, Utah 84108, the lease for which commenced June 1, 2003, and will continue through May 31, 2007. Following the acquisition of MacroMed, Inc. in January 2007, the

Company acquired the lease for 17,629 sq. ft. of space at 2417 South 3850 West, Suite 150, West Valley City, Utah 84120. The Company is developing these premises to provide office, laboratory and clean room space. This lease commenced on September 1, 2006 and will continue through November 30, 2011, although the Company has a right to extend the lease for a further 3 years.
     Protherics UK Limited, a subsidiary of the Company, owns and operates production offices, quality control laboratories, a manufacturing facility, and land covering approximately 200 acres, located in Ceredigion, Wales.
     Protherics Australasia Pty Limited, a subsidiary of the Company, produces antisera at its facilities leased from the Turretfield Research Centre at Rosedale, near Adelaide, South Australia, where the Company has constructed offices, laboratories and a cleanroom. The lease of the Turretfield Research Centre has been extended to July 31, 2010, with an option to extend for a further five years. The South Australian Minister for Primary Industries holds a security interest on the buildings and equipment of Protherics Australasia Pty Limited in connection with notes payable in the principal amount of A$1,287,000, of which the final A$33,000 is repayable in two installments, the last falling due in April 2008. The interest rate is variable at the discretion of the Minister for Primary Industries.
     The Company’s sheep flock is located at Martindale, South Australia, where the Company has an agreement with Martindale Holdings pty Limited for the grazing rights for 6,000 to 8,000 sheep. Sheep numbers may be expanded further by agreement with Martindale Holdings and at a minimum of 12 months’ notice for pasture development. Discussions regarding additional land for planned increases in sheep numbers are underway. The lease agreement, which expires on May 31, 2008 with the option to extend for two further five-year periods, is terminable with twelve months’ notice. Protherics Australasia has opened discussions with Martindale Holdings for the extension of this lease agreement, to take effect on June 1, 2008.
     All of the Company’s laboratories, production facilities and farms currently in operation are suitably equipped for their intended purposes.
ITEM 4A. UNRESOLVED STAFF COMMENTS
     None.
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
     The following discussion and analysis of the financial condition and results of operations of the Company should be read in conjunction with the financial statements and notes thereto.
A. Operating Results
Year Ended March 31, 2007 Compared to Year Ended March 31, 2006.
     Total revenues for the fiscal year 2007 increased by £13,410,000, or 76%, to £31,119,000 from £17,709,000. A substantial element of this increase relates to CytoFab® where total revenues recognized in the year amounted to £12,213,000, and included the £10,000,000 manufacturing milestone receivable in the year, compared to £701,000 in the previous year.
     The majority of the Company’s non-CytoFab® revenues were predominantly denominated in U.S. dollars and, therefore, the continuing weakness of the U.S. dollar against sterling has had an unfavorable impact on the revenue as reported in sterling, particularly with respect to the two main products, CroFab® and DigiFab®.
     CroFab® contributed sales of £14,130,000, up £2,630,000, or 23%, from the £11,500,000 recorded in fiscal year 2006. The majority of this product is sold through Altana. Our agreement with

Altana splits revenue evenly between both parties. 70% of the Company’s share is earned on shipment of the product to Altana, with the balance earned once Altana sells the product. The increase in sales in the current year occurred due to increased product shipments to Altana in addition to increased royalties from Altana’s sales to its customers. This outweighed the effect of adverse currency exchange rate movements experienced over the year.
     DigiFab® contributed sales of £2,658,000, down 30% from £3,789,000 in fiscal year 2006. Altana continued to record increased sales of DigiFab®, however during 2005 and 2006 Altana reduced its orders from the Company to better align its inventory holdings with sales levels. Altana has now worked through much of its inventory and, as a result of the strong sales being recorded over the past year, has increased its orders for the current year. In addition to the reduced shipments, the adverse exchange rate movements experienced over the past year have also contributed to the reduced sales in the current year.
     Voraxaze® revenues increased from £836,000 in fiscal year 2006 to £1,370,000 in fiscal year 2007, an increase of 64%. The increase in Voraxaze® revenues, which is currently available on a named patient basis in Europe, is attributed to a continuing increase in product awareness within the medical community.
     ViperaTAb™ sales increased from £96,000 in the prior year to £347,000 during the fiscal year following release of new product at the start of the European bite season. It is anticipated that sales of this product will return to previous levels in the current fiscal year.
     Royalty income from Enfer Scientific relating to BSE testing continued to suffer from increased competition and pricing pressures which have continued over the past three years, and is down from £440,000 in fiscal year 2006 to £277,000 in fiscal year 2007.
     Other revenues reduced from £347,000 in fiscal 2006 to £124,000 in fiscal 2007. 2006 revenues reflect the recognition of £275,000 on technology outlicensed by Enact prior to its acquisition.
     Cost of sales increased by £42,000 to £11,334,000 in fiscal 2007, although fiscal 2006 had included exceptional costs of £1,362,000 arising during the closedown of the Company’s main manufacturing facility during a major upgrade and expansion. Excluding these exceptional items, cost of goods have increased by £1,404,000, or 14%, caused primarily by increased shipments of CroFab® marginally offset by the reduction in shipments of the lower cost DigiFab® product.
     Total research and development expenses increased by £7,231,000, or 107%, from £6,747,000 in fiscal year 2006 to £13,978,000 in fiscal year 2007. The most significant factor in this rise was the Company’s development expenditure on CytoFab® following the licensing agreement with AstraZeneca UK Limited towards the end of fiscal year 2006. In addition, the Company undertook further work on Voraxaze® in support of its marketing authorization applications. Finally, quarter 4 of fiscal 2007 began to reflect the effects of increased spending from the acquisition of MacroMed, Inc. in January 2007 and the two other products in-licensed at the same time. No research and development expenditures were capitalized in either fiscal 2006 or fiscal 2007.
     Administration expenses increased by £958,000, or 10%, from £9,203,000 in fiscal year 2006 to £10,161,000 in fiscal year 2007. This increase is a consequence of the increasing size of the business since the CytoFab® agreement with AstraZeneca UK Limited in the last quarter of fiscal 2006 and the acquisition of MacroMed, Inc. in January 2007. This increased expenditure was offset by gains on foreign currency positions and reduced costs associated with employee share options.
     As a consequence of the above, in particular the recognition of CytoFab® revenues, the Company recorded an operating loss of £4,354,000 in fiscal 2007, compared to a loss of £9,533,000 in fiscal 2006.
     Interest income for fiscal year 2007 increased by £754,000, or 188%, to £1,155,000 as a consequence of increased cash and short-term investments. The main factor in the increased funds was the

January 2006 receipt from AstraZeneca UK Limited of funds relating to the CytoFab® project. In addition, the funds obtained by the £36,063,000 (net of anticipated expenses) placing and open offer undertaken in January 2007 also increased interest income in the final quarter of fiscal 2007.
     Interest expense for fiscal year 2007 reduced marginally from £431,000 to £417,000. This was the result of lower levels of interest paid on the 6% unsecured convertible loan notes issued as the main part of the consideration for the Enact acquisition in June 2003, offset by increased charges on finance leases entered into as the Company expands its manufacturing capability as required under the CytoFab® agreement with AstraZeneca UK Limited.
     The tax credit recognized in fiscal year 2007 mainly represents the anticipated receivable from the surrender of tax losses following incurrence of qualifying U.K. research and development expenditure. This amounted to £353,000, compared with £325,000 in fiscal year 2006, offset by the deferred tax charge arising from the utilization of tax losses at the Company’s Australian operation.
     The Company’s net loss for the fiscal year 2007 was £3,357,000 compared to a loss of £9,488,000 for fiscal year 2006.
Year Ended March 31, 2006 Compared to Year Ended March 31, 2005.
     Total revenues for the fiscal year 2006 decreased by £1,130,000, or 6%, to £17,709,000 from £18,839,000. The Company’s revenues were predominantly denominated in U.S. dollars and, therefore, the weakness of the U.S. dollar against sterling, when compared to fiscal 2005, had an unfavorable impact on the revenue generated by the two main products, CroFab® and DigiFab®.
     In fiscal 2006, CroFab® contributed sales of £11,500,000, up fractionally from the £11,447,000 recorded in fiscal year 2005 with the effect of adverse exchange rates outweighing the increased U.S. dollar revenues following increased shipments and significantly higher levels of sales by Altana, which led to increased royalties from this product.
     DigiFab® contributed sales of £3,789,000 in fiscal 2006, down 35% from £5,850,000 in fiscal year 2005, although fiscal 2005 had included a high level of shipments to Altana as they increased their inventory levels. Shipments to Altana during fiscal 2006 were significantly lower which, along with the weakness of the U.S. dollar, led to reduced sterling revenues.
     Voraxaze® revenues increased from £479,000 in fiscal year 2005 to £836,000 in fiscal year 2006, an increase of 75%. The increase in Voraxaze® revenues, which was available on a named patient basis in Europe, was attributed to an increase in product awareness within the medical community.
     ViperaTAb™ sales reduced from £168,000 in fiscal 2005 to £96,000 in fiscal 2006, primarily as a result of customers continuing to reduce their inventory levels.
     Royalty income from Enfer Scientific relating to the BSE testing suffered increased competition and pricing pressures during fiscal 2006 when compared to the past two years. This resulted in a reduction in revenue from £712,000 in fiscal year 2005 to £440,000 in fiscal year 2006.
     As a result of the CytoFab® outlicensing agreement with AstraZeneca which was announced on December 7, 2005 and became effective after the Hart-Scott-Rodino waiting period expired on January 11, 2006, the Company recognized £701,000 of the initial £16,300,000 received on entering the arrangement during fiscal 2006, with the balance being deferred over the period of delivery under the contract.
     Other revenues amounted to £347,000 in fiscal year 2006 as compared to £183,000 in the prior fiscal year due to revenue of £275,000 recognized on technology outlicensed by Enact prior to its acquisition.

     Despite the reduction in revenues, cost of sales increased 29% to £11,292,000 for fiscal year 2006 from £8,744,000 for fiscal year 2005. There were several factors driving this increase. The Company completed a significant site upgrade and expansion at its Welsh manufacturing facility. £1,362,000 of overhead expenditure was incurred during this period, which, under normal circumstances, would have been absorbed into inventory manufactured during the year. There was also a change in the ratio of products shipped, with fiscal 2006 recording a higher proportion of CroFab® and a lower proportion of DigiFab®, a significantly higher margin product, than in fiscal 2005. In addition, two batches of CroFab® were lost due to contamination at the Company’s third party freeze drying contractors during fiscal 2006.
     Total research and development expenses increased by £2,172,000, or 47%, from £4,575,000 in fiscal year 2005 to £6,747,000 in fiscal year 2006. The most significant factors in this rise were the continuing high levels of research and development being performed on Voraxaze® in preparation for the regulatory submission to the FDA, and the submission made to the European Medicines Agency during fiscal 2005, and also the investment in CytoFab®, which led to the licensing agreement with AstraZeneca UK Limited effective in January 2006, together with the commencement of development under that agreement.
     Administration expenses increased by £2,025,000, or 28%, from £7,178,000 in fiscal year 2005 to £9,203,000 in fiscal year 2006. This increase was a consequence of several factors. Firstly, the build-up of the Company’s sales and marketing capability and Voraxaze® pre-sales launch planning; secondly, the increased charges for share-based payments under IFRS 2 and the change in treatment of foreign exchange contracts and other derivative hedging instruments under IAS 39.
     As a result of the above factors, the Company recorded an operating loss of £9,553,000 in fiscal 2006, compared to a loss of £1,658,000 in fiscal 2005.
     Interest income for fiscal year 2006 increased by £165,000 to £401,000 as a consequence of increased cash and short term investments, particularly following receipt of the funds from AstraZeneca UK Limited relating to the CytoFab® project.
     Interest expense for fiscal year 2006 reduced by £224,000 to £431,000 and was primarily the result of lower levels of interest paid on the 6% unsecured convertible loan notes issued as the main part of the consideration for the Enact acquisition in June 2003 following a significant level of conversions in the final quarter of fiscal 2005.
     The tax credit recognized in fiscal year 2006 mainly represented the anticipated receivable from the surrender of tax losses following incurrence of qualifying U.K. research and development expenditure. This amounted to £325,000, compared with £290,000 in fiscal year 2005 although this was largely offset by the release in fiscal 2006 of a deferred tax asset in respect of the Company’s U.S. operations.
     The Company’s net loss for the fiscal year 2006 was £9,488,000 compared to a loss of £1,781,000 for fiscal year 2005.
B. Liquidity and Capital Resources
     The Company has devoted its efforts and resources to drug discovery and development programs. Capital resources have been used for the establishment and expansion of production facilities, for product research and development activities, for clinical testing and to meet the Company’s overall increased working capital requirements. Future capital requirements will depend on numerous factors, including revenues generated from the sale of CroFab®, DigiFab® and Voraxaze®, the success of the Company’s CytoFab® program with AstraZeneca, the progress of the Company’s other research programs and clinical trials, the development of regulatory submissions, the commercial viability of the Company’s products, the ability to attract collaborative partners with sales, distribution and marketing capabilities, and the terms of any new licensing arrangements.

     At March 31, 2007, the Company had cash and cash equivalents totaling £39,989,000. The Company had a net cash outflow from operating activities of £15,758,000 as compared to an operating loss of £4,354,000. The main contributing factor to this differential was the £10,000,000 CytoFab® milestone which was earned in fiscal 2007 but not received until fiscal 2008. Excluding this item and the initial £16,300,000 received under the AstraZeneca agreement in January 2006, the Company would have had a net cash outflow from operating activities during fiscal year 2007 of £5,758,000, compared to a net cash outflow of £3,736,000 in fiscal year 2006. This adverse movement resulted from the increased cost base, most notably research and development expenditure, of the operation enlarged by both the CytoFab® related activities and the acquired operations and projects in January 2007.
     Capital expenditures financed by cash decreased 38% to £1,242,000 in fiscal year 2007 from £1,989,000 in fiscal year 2006 when the Company also received grants of £250,000 against such expenditure.
     The Company invested cash of £4,092,000 in intangible assets, these being primarily the digoxin immune fab program for pre-eclampsia along with Acadesine. The Company also incurred net cash costs of £374,000 in relation to the purchase of MacroMed, Inc. in January 2007.
     Capital expenditures of approximately £4,000,000 are budgeted for fiscal year 2007 in order to instigate process improvements to the CroFab® manufacturing process, to enhance the capacity at the Company’s Australian manufacturing facility in order to meet future requirements for CytoFab® and to construct the manufacturing facilities in Salt Lake City to support the OncoGel® program. Further capital expenditures will be required as the CytoFab® program develops further.
     Funds for operating and capital requirements historically have been provided by the issue of equity and debt and from collaboration agreements and other financing arrangements. On June 18, 2003, the Company issued unsecured convertible loan notes to those Enact shareholders who had accepted the offer from the Company with additional loan notes being issued with subsequent acceptances. By September 2003, the Company had acquired the entire issued share capital of Enact and thereby issued loan notes totaling £7,196,000. The loan notes carry interest at the rate of 6% per annum, payable twice annually in arrears. If not previously repaid, converted or repurchased, the loan notes will be repaid at par at the end of a 7-year period. The loan notes are convertible at 25p per ordinary share. The terms of the loan notes permit the Company to repurchase the loan notes at any time by tender (available to all holders alike) or by privately negotiated transactions with individual holders at any price. The Company can enforce conversion should the principal amount of the loan notes outstanding be equal to 20% or less of the total notes issued at any time, or if the middle market quotation of an ordinary share at the close of a consecutive five business day period after June 19, 2006 is greater than 32.5p. The nominal value of the loan notes outstanding at June 30, 2007 was £2,212,023.
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
     In June 2006, the Company signed an agreement with CoVaccine BV, a Dutch company, to acquire CoVaccine’s novel adjuvant. The Company will pay CoVaccine up to €1,050,000, which is to be satisfied by the grant of the right to receive 295,413 Protherics ordinary shares, following the signing of the deal, and a further 590,826 Protherics ordinary shares upon completion of two development related milestones. These two further milestones have yet to be achieved.

     In December 2006, the Company signed an agreement with Advance In-Vitro Cell Technologies SL for the use of Acadesine in the treatment of B-CLL for an initial £500,000 as well as a total of up to £17.9 million in development and commercial milestones.
     In January 2007, the Company completed the acquisition of MacroMed, Inc, and licensed the digoxin immune fab program for pre-eclampsia from Glenveigh Pharmaceuticals LLC. Consideration of MacroMed, Inc. was by issue of 15,677,199 Protherics ordinary shares on completion with up to an additional 1,741,911 ordinary shares to be issued in July 2008. Consideration for the digoxin immune fab program was in the form of $6,500,000 cash and 3,093,638 Protherics ordinary shares.
     In conjunction with these transactions, the Company raised an additional £36,063,000 net of anticipated expenses through a fully underwritten Cash Placing and Open Offer of new ordinary shares to fund the acquisition and future development of the digoxin immune fab/pre-eclampsia and Acadesine projects as well as to fund the operations of MacroMed, Inc., which principally related to the OncoGel® program.
     The Company anticipates significant additional expenditure in the fulfillment of its obligations under the CytoFab® agreement with AstraZeneca, in addition to increasing expenditure on its enlarged portfolio of product candidates and marketing efforts in advance of an anticipated launch of Voraxaze® in both Europe and the U.S. In the 2007 fiscal year, the Company received a £10,000,000 milestone on the AstraZeneca agreement although future milestones are dependent upon the Company and AstraZeneca achieving defined milestone points, the achievement of which cannot be guaranteed. Management estimates that the existing cash resources, together with anticipated revenues from product sales and royalty payments will be sufficient to fund operations for at least the next twelve months. The principal source of liquidity in this period will be the cash balances currently held and anticipated revenues. Management’s estimate of product sales are based primarily on orders for CroFab® and DigiFab® currently received under its U.S. distribution agreement, which provides for orders to be made 12 months in advance of shipment. The Company’s ability to fully supply orders will depend, in part, on its ability to maintain its current manufacturing capacity, the ability of its third party contractors to fill and ship orders on a timely basis, and may be subject to other market and operating risks described herein under “Item 3. Key Information – Risk Factors.”
     The Company’s financial instruments comprise borrowings, some cash and liquid resources, forward foreign currency contracts and various items, such as trade receivables and trade payables that arise directly from its operations.
     It is, and has been throughout the period under review, the Company’s policy that no speculative trading in derivative financial instruments shall be undertaken. While the impact on cashflows from movements in U.S. dollar exchange rates can be significantly mitigated by such derivative financial instruments in the near term, there remains potential for significant impact on the results of the Company from exchange rate movements over the longer term. This arises from the main markets for the Company’s approved products being in the U.S. and therefore priced in U.S. dollars, while manufacturing costs are incurred in British pounds sterling and Australian dollars. For further discussion, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”
C. Research and Development, Patents and Licenses, etc.
     For a discussion of the Company’s research and development activities, see “Item 4. Information on the Company—Products” and “—Intellectual Property, Patents and Trademarks.”
     The Company’s research and development expenditures for fiscal years ended 2007, 2006 and 2005 were £13,978,000, £6,747,000 and £4,575,000, respectively.

D. Trend Information
     Following the CytoFab® license agreement with AstraZeneca, effective in January 2006, the Company is recognizing the initial £16,300,000 milestone payment received over the period of the earnings process, currently estimated at approximately seven years. The Company therefore anticipates continuing to recognize additional revenue under this agreement during fiscal 2008. Revenue in fiscal 2007 included a £10,000,000 milestone earned for the development of the CytoFab® development process, however receipt of the subsequent milestones which fall due under this agreement will be dependent upon the further progression of the program by the Company’s partner, AstraZeneca.
     As previously noted, the Company’s product revenues are currently largely denominated in U.S. dollars and therefore revenues from its CroFab®, DigiFab® and ViperaTAbTM products are dependent upon the exchange rate ruling at the date of transaction. The Company’s U.S. CroFab® and DigiFab® distributor, Altana, is required to provide the Company with product sales forecasts two years before anticipated delivery date and these estimates can be revised by +/- 25% until one year prior to delivery, at which point a firm order is placed. A significant proportion of the Company’s U.S. revenues for these products are based solely upon the Company supplying the required product for these orders with the balance being recognized when Altana makes sales into the marketplace.
     Advance orders of CroFab® from Altana for fiscal year 2008 indicate an increase in the level of shipments from fiscal 2007 although the Company remains dependent upon the ability of its filling and freeze-drying contractors to meet scheduled shipment dates.
     It is anticipated that the level of DigiFab® shipments to Altana during fiscal 2008 will exceed that of the prior year since, during fiscal 2007, Altana satisfied orders principally from its own inventories. During fiscal 2007, the Company commenced named patient sales of DigiFab® in Europe. These revenues are anticipated to increase due to fiscal 2008 being the first full fiscal year in this market and may increase further should the product obtain regulatory approval in Europe, which may occur during the current fiscal year. Again, the Company remains dependent upon the ability of its filling and freeze-drying contractors to meet scheduled shipment dates.
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
     The cost of goods recorded by the Company increased marginally during fiscal year 2007, although cost of goods in 2006 included unabsorbed overhead during the planned closedown of its main manufacturing facility in order to complete the site’s upgrade and expansion. Excluding these costs, cost of goods increased £1,404,000 to £11,334,000 primarily due to a 22% increase in unit shipments of the Company’s CroFab® product although this was marginally offset by lower DigiFab® sales following Altana’s reduction of its own inventories. In prior years, the Company has lost batches of CroFab® and DigiFab® due to contamination at the Company’s third party filling and freeze drying contractors. While the Company does not expect this to recur during fiscal year 2008, it cannot guarantee that similar product losses will not occur. See “Item 3. Key Information – Risk Factors.”
     The Company has recorded a significant increase in research and development expenditures during fiscal year 2007 as the Company committed resources to CytoFab® and undertook further work on Voraxaze® in support of the regulatory filings. The final quarter of the year also saw the effects of increased expenditure arising from the acquisition of MacroMed’s OncoGel® program in January 2007 and the other products in-licensed at the same time. These acquisitions will require significant research and development expenditures in forthcoming years. In addition, the Company will continue to invest in its Voraxaze® product as it seeks regulatory approval and also in improvements to the manufacturing process for CroFab® in order to reduce future cost of goods. Expenditures on the Company’s other product candidates are also expected to increase during fiscal 2008. These expenditures are anticipated to more than offset the lower levels of expenditure on CytoFab® in the forthcoming year.
     Following the expansion of Company’s activities during fiscal 2007, it is anticipated that general and administrative expenditures will increase as the Company manages the enlarged business. The Company intends to increase its pre-marketing initiatives and to build small sales forces in the U.S. in anticipation of a marketing approval for Voraxaze® in fiscal year 2009. Consequently, this will lead to increases in administrative costs during fiscal year 2008.
     The increased research and development and general and administrative expenditures would be funded by the current cash resources held and anticipated product revenues during fiscal year 2008.
E. Off-Balance Sheet Arrangements
     None.
F. Contractual Obligations and Commercial Commitments
     The Company’s contractual and commercial commitments at March 31, 2007 are illustrated below:

		Payments due by period
		Less than	Between 1	Between 3	Over
	Total	1 year	and 3 years	and 5 years	5 years
	£’000	£’000	£’000	£’000	£’000
Long-Term Debt	2,303	46	157	2,100	—
Capital Lease Obligations	3,337	1,048	1,495	794	—
Operating Leases	1,077	549	379	149	—
Unconditional purchase obligations	581	581	—	—	—
     Interest, not included in the above table, for the year ending March 31, 2008 is anticipated to be approximately £355,000.
Material Differences between IFRS and U.S. GAAP
     The Company’s net loss for the 2007, 2006 and 2005 fiscal years as reported under IFRS amounted to £3,357,000, £9,488,000 and £1,781,000, respectively. The Company’s net loss under U.S. GAAP for the same years would have been £20,339,000, £12,511,000 and £7,392,000, respectively. The contributors to these differences were as follows:
•	Under U.S. GAAP, specific criteria are required to be met regarding sales made with the right of replacement. If these criteria are not satisfied, revenue related to these sales is required to be deferred until that replacement privilege lapses or when historical data exists in enough sufficiency to estimate returns. Under IFRS, the Company defers a portion of the initial sale representing the fair value of the second deliverable of the multi-element arrangement transaction.

•	Until March 31, 2006, under U.S. GAAP, as permitted by statement of Financial Accounting Standard No. 123, “Accounting for Stock-based Compensation” the Company applied Accounting Principles Board Opinion No. 25 (“APB 25”), “Accounting for Stock Issued to Employees”. Under APB 25, compensation expense resulting from awards under variable plans is measured as the difference between the quoted market price of the underlying shares at the date when the number of shares of stock are known (the date the performance conditions are satisfied) and the exercise price; the cost is recognized over the period the employee performs related services. Since the ultimate compensation cost is unknown until the performance conditions are satisfied, estimates of compensation cost are recorded before the measurement date based on the quoted market price of the underlying stock at period end dates where it is probable that the performance conditions will be attained.

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

On April 1, 2006, the Company adopted Financial Accounting Standard No. 123 revised, “Share Based Payment”, using the modified prospective transitional arrangements. The method of charge recognized under U.S. GAAP is now also based upon recognizing the fair value of the option over the vesting period. There remains a difference in that IFRS mandates provision being made for the projected employer taxes that would become payable upon exercise of the option over the vesting period whereas no such charge is recognized under U.S. GAAP until exercise. As a result, the U.S. GAAP charge for fiscal year ended March 31, 2007 is £145,000 greater than that recorded under IFRS.

•	Financial Accounting Standard No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“FAS 133”), was issued in June 1998. This standard, which was effective for fiscal years beginning after January 1, 2001, requires all derivatives to be recognized in the balance sheet as either assets or liabilities and measured at fair value. The Company has not designated any of its derivative instruments as qualifying hedge instruments under FAS 133 and, accordingly, the Company records changes in the fair value of its derivative instruments (gains and losses) in its earnings during the period of change. Under IFRS, for fiscal years up to March 31, 2005, the Company was not required to account for these instruments at fair value but was required to adopt this treatment for the year ended March 31, 2006. The effects of recording the fair value of the derivative instruments on the balance sheet under U.S. GAAP for fiscal year ended March 31, 2005, and corresponding effects on earnings for the fiscal years ended March 31, 2005 is illustrated in the table below.

•	Under U.S. GAAP, in-process research and development acquired with Enact is separately identified and a fair market value determined at the date of acquisition. This cost is subsequently expensed in the fiscal year. The remaining goodwill as determined by U.S. GAAP is not amortized but is subject to annual impairment review. Under the transitional arrangements within IFRS, the in-process research and development forms part of the goodwill and was subject to an annual impairment review.

•	Under both U.S. GAAP and IFRS, the consideration paid for the acquisition of MacroMed, Inc. is accounted at fair value, however under U.S. GAAP, the fair value of the Protherics ordinary shares issued is established at the market value a few days before and after the transaction was announced, whereas under IFRS, the fair value is assessed on the date the transaction was approved by the shareholders. This leads to a difference in total consideration between U.S. GAAP and IFRS.

Under both U.S. GAAP and IFRS, in-process research and development acquired with MacroMed, Inc. is separately identified and a fair market value determined at the date of acquisition. Under U.S. GAAP, this cost is subsequently expensed in the fiscal year. Under IFRS, this cost is included as an intangible asset but subject to an annual impairment review. The balance of the fair value of consideration is considered as goodwill and subject to annual impairment review.

As was the case with MacroMed, Inc., under U.S. GAAP the fair value of intangible assets acquired from Glenveigh Pharmaceuticals LLC, CoVaccine BV and Advance In Vitro Cell Technologies S.L., all acquired during fiscal 2007, are considered as in-process research and development and the cost is expensed in the fiscal year. Under IFRS, this cost is included as an intangible asset but subject to an annual impairment review.

•	Under U.S. GAAP, the 6% unsecured convertible loan note is considered to be debt whereas, under IFRS, an equity component is established. This has the effect of reducing the net assets of the Company and also affects the annual finance charge from this instrument.
     The net effect of the adjustments discussed above between IFRS and U.S. GAAP is illustrated in the following table:

	Year Ended March 31,
	2007	2006	2005
	£’000	£’000	£’000
Net (loss) under IFRS	(3,357)	(9,488)	(1,781)
U.S. GAAP reconciling adjustments:
Revenue recognition	1,938	(3,117)	(4,593)
Stock compensation plans	(145)	292	(352)
Derivative instruments and hedging activities	—	—	(626)
6% Unsecured convertible loan notes	27	28	—
In-process research and development – MacroMed	(12,206)	—	—
In-process research and development – Other	(6,594)	—	—
Other	(2)	(226)	(40)

Net (loss) under U.S. GAAP	(20,339)	(12,511)	(7,392)

     Under IFRS, the Company’s shareholders’ funds on March 31, 2007, 2006 and 2005 amounted to £76,471,000, £26,352,000 and £25,969,000, respectively, while under U.S. GAAP the balances would have been £37,776,000, £5,454,000 and £8,591,000, respectively. The contributors to these differences are illustrated in the table below:

	Year Ended March 31,
	2007	2006	2005
	£’000	£’000	£’000
Equity Shareholders’ funds under IFRS	76,471	26,352	25,969
Adjustments:
Revenue recognition	(10,010)	(11,948)	(8,831)
Acquisition of Enact	(9,199)	(9,199)	(9,199)
Stock compensation plans	259	405	105
Derivative instruments and hedging activities	—	—	395
6% Unsecured convertible loan notes	(101)	(158)	—
Acquisition of MacroMed	(13,050)	—	—
In-process research and development – other	(6,594)	—	—
Other miscellaneous differences between IFRS and U.S. GAAP	—	2	152

Equity Shareholders’ funds under U.S. GAAP	37,776	5,454	8,591

     Further discussion of the differences between IFRS and U.S. GAAP is contained in Note 33 of the Financial Statements included as Item 17 of this report.
     Net Operating Loss Carryforwards
     The tax credits in fiscal years 2007, 2006 and 2005 have risen as a result of research and development expenditure claimed under the Finance Act 2000. In fiscal year 2006, a deferred tax asset of £247,000 previously recognized in respect of the operating losses incurred in the U.S. was released since it is the directors’ opinion, based upon recent and forecast trading, that the level of profits in the U.S. in the forthcoming years will, in the short term, no longer lead to the realization of these assets. In fiscal year 2007, £104,000 of the deferred tax asset previously recognized in respect of operating losses incurred in Australia was utilized due to the profits in that jurisdiction. At March 31, 2007, the Company had tax losses, subject to the agreement of the Taxation Authorities, of approximately £84 million (2006: £72 million) available for offset against future taxable profits of the same trade. Of these losses, approximately £24.7 million (2006: £18.6 million) relates to net operating losses of Protherics Inc. and Protherics Salt Lake City, Inc., the use of £21.6 million of which is restricted to £1.4 million (US$2.7 million) per year.
     Recently Issued Accounting Pronouncements
     In May 2005, the FASB issued SFAS No. 154 “Accounting Changes and Error Corrections – a replacement of APB Opinion No. 20 and FASB Statement No. 3”. SFAS No. 154 requires retrospective application of prior periods’ financial statements for changes in accounting principle. SFAS No. 154 applies to accounting periods beginning after December 15, 2005 and has been adopted in the year. There has been no impact upon the results or net assets of the Company following adoption.
     In September 2006, the FASB issued SFAS No. 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106 and 132(R)”. SFAS No. 158 requires a company that sponsors a post-retirement defined benefit plan to fully recognize, as an asset or liability, the over-funded or under-funded status of its benefit plans on its year end balance sheet. The funded status is measured as the difference between the fair value of the plan’s assets and its projected benefit obligation for pension plans and accumulated post-retirement obligation for other retirement benefit plans. The initial impact of the standard due to unrecognized prior service costs or credit and net actuarial gains or losses as well as subsequent changes in the funded status is recognized as a component of accumulated other comprehensive income. The statement requires application as of the end of fiscal years ending after December 15, 2006 for recognition of the asset or liability related to the funded status of plans. The Company only operates defined contribution pension plans and, therefore, the implementation of this standard did not have a material impact on its financial position, results of operations or cash flows.
     In September 2006, the FASB issued SFAS No. 157 “Fair Value measurements” to provide a single definition of fair value, being a market-based measurement, and set out a fair value hierarchy. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The Company does not believe that the implementation of this standard will have a material impact on its financial position, results of operations or cash flows.
     In February 2007, the FASB issued SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities – an amendment of FASB Statement No. 115.” The statement permits the Company to choose to measure many financial instruments and certain warranty and insurance contracts at fair value on a contract-by-contract basis. The statement requires application as of the beginning of fiscal years beginning after November 15, 2007. The Company is currently in the process of considering the effect of the adoption of this standard on its results and net assets.
     In June 2006, the FASB issued FASB interpretation No. 48 “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109” (FIN 48). The Interpretation establishes a two-step approach for recognizing and measuring tax benefits, with tax positions only to be recognized when considered to be more likely than not to be sustained upon examination by the taxing authority. Explicit disclosures are required at the end of each reporting period about uncertainties in the entity’s tax position. The Company has not yet completed its evaluation of the potential impact, if any, that the adoption of FIN 48 will have on its results and net assets .
     Application of Critical Accounting Policies
     The critical accounting policies and estimates applied by the Company under IFRS, and, where appropriate, U.S. GAAP, are:
     Revenue - Revenue represents amounts receivable in respect of the sale of goods and services, license agreements and intellectual property to customers during the year, net of trade discounts given and value added tax. A description of the various elements of revenue and their accounting policies is given below:
•	Products revenue is partly recognized upon the shipment of products to the distributor, the significant risks and rewards having been transferred to the distributor, with further amounts being recognized in accordance with the contractual terms upon shipment to the end user.

•	Non-refundable up-front and milestone payments received by the Company are recognized over the period of the earnings process.

•	Royalty income is generated by sales of products incorporating the Company’s proprietary technology. Royalty revenues are recognized once the amounts due can be reliably estimated based on the sale of underlying products and collectibility is assured.
     As described above, it is the Company’s policy to recognize revenue in full on non-refundable license fees where the earnings process is complete. During fiscal 2006, the Company received £16,300,000 from AstraZeneca in a Patent and Know How License Agreement. These monies are non-refundable and are being recognized as revenue as the varying obligations within the contract are being satisfied, estimated to be over a period of 7 years. During fiscal 2007, the Company earned a £10,000,000 milestone from this agreement, which has been recognized as revenue in the year since the earnings process for the milestone had been completed.
     In determining the revenue recognition period, management considered the detailed criteria for the recognition of revenue per IAS 18, Revenue, and is satisfied that the Company has met all requirements.
     Certain sales of the Company’s DigiFab® product include a right of replacement. Under IFRS, the Company considers that sales of this product represent a multiple-element arrangement transaction and defers a portion of the initial sale representing the estimated fair value of the second deliverable. Under U.S. GAAP, SFAS 48 “Revenue Recognition When Right of Return Exists” indicates that an absence of historical experience with similar types of sales of similar products may impair the ability to make a reasonable estimate of returns. Because DigiFab® is a relatively new product, there is an absence of historical experience for these sales, and therefore all revenue related to sales that include a right of replacement is currently deferred under U.S. GAAP until the replacement privilege expires or sufficient historical sales returns information becomes available.
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
     The Company’s opinion is that the trading projections do not satisfy the definition within the relevant IFRS to enable it to recognize deferred tax assets for its U.K. and U.S. operations at March 31, 2006 and March 31, 2007. In the event that trading projections would satisfy the definition of the relevant IFRS, these assets could be recognized and credited to income in the period such determination was made.
     Goodwill - Goodwill represents the excess of the cost of an acquisition over the fair value of the Company’s share of the net identifiable assets, including intangible assets, of the acquired subsidiary at the date of acquisition. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill is tested annually for impairment or when events or changes in circumstances indicate the carrying value may be impaired, and carried at cost less accumulated impairment losses. Gains and losses on the disposal of a subsidiary include the carrying amount of goodwill relating to the subsidiary sold.
     Goodwill arising on acquisitions before the date of transition to IFRS has been retained at the previous U.K. GAAP amount. Goodwill arising on acquisitions in the year ended March 31, 1998 and earlier periods has been written off to reserves, has not been reinstated in the balance sheet and is not included in determining any subsequent profit or loss on disposal.
     Research and development expenditure - Research expenditure is recognized as an expense as incurred. Expenditure incurred on development projects (relating to the design and testing of new or improved products) are recognized as intangible assets when it is probable that the project will be a success, considering factors including its commercial and technological feasibility, status of regulatory approval, and the ability to measure costs reliably. Other development expenditures are recognized as an expense as incurred. Non-inventory related research and development expenditures previously recognized as expenses are not recognized as assets in a subsequent period. Development expenditure that have a finite useful life and that have been capitalized are amortized from the commencement of the commercial production of the product on a straight line basis over the period of its expected benefit.
     No development expenditure has been capitalized in fiscal years 2007, 2006 or 2005.
     Research and development inventories - Research and development inventories are fully provided for in the income statement for the year, and are reinstated as appropriate if the related products are brought into commercial use.
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
Directors and Senior Management
     The following table sets forth information as of June 30, 2007 about the directors and executive officers of the Company.

Name	Age	Position within the Company
Executive Directors
Andrew John Heath, MD, Ph.D (1)	59	Chief Executive Officer and Director
Barrington Marshall Riley, BA, FCA	58	Finance Director and Director
James Campbell Christie, BSc., MBA	49	Operations Director and Director
Saul Komisar, MBA, BS, CCM	38	President, Protherics Inc. and Director
Non-Executive Directors
Stuart Michael Wallis, FCA, CTA(1)(2)	61	Chairman
Garry Watts, FCA(1)(2)(3)	50	Director
John Robert Brown, Ph.D, FRSE, MBA(1)(2)(3)	52	Director
Bryan Geoffrey Morton, BSc., MBA(1)(2)(3)	51	Director
Jacques Gonella Ph.D(1)(2)	65	Director
Executive Officers
Ian Scoular, Ph.D, BSc, DMS	57	Director of Business Development
Sally Waterman, Ph.D, BSc., DMS	49	Director of Research & Development
Nick Staples, Ph.D, BSc.	37	Director of Corporate Affairs

(1)	Member of Nomination Committee

(2)	Member of Remuneration Committee

(3)	Member of Audit Committee
Executive Directors
     Andrew John Heath, MD, Ph.D, is the Chief Executive Officer of the Company. Dr. Heath holds an MD and Ph.D from Sweden’s Gothenburg University. After a career in research and clinical medicine at Vanderbilt University, he joined the pharmaceutical industry in 1989. Dr. Heath has held both R&D and commercial positions with Glaxo and Astra, in Europe and the U.S. He served as Chief Executive Officer at AeroGen Inc, from 1996 until joining Therapeutic Antibodies Inc. as Chief Executive Officer

in March 1998. He continued as CEO upon the formation of Protherics in 1999 following the merger of Therapeutic Antibodies Inc. and Proteus International plc. Dr. Heath is a non-executive director of XL Techgroup Inc. and the BioIndustry Association.
     Barrington Marshall Riley, BA, FCA, is Finance Director for the Company. After qualifying as a Chartered Accountant, Mr. Riley joined the Bowater Organization, where he had responsibility for the finance function at several operations. From there he moved to FMC Corporation, the U.S. conglomerate where he had general management and finance responsibilities for a specialty chemical operation and also oversaw the head office finance function for all U.K. operations. He joined Proteus International in 1995 as Finance Director and was closely involved in the merger with Therapeutic Antibodies Inc. in 1999. Mr. Riley is a trustee of the Protherics pension scheme and a non-executive director of TyraTech Inc. Mr. Riley has notified the Board that he intends to step down as Finance Director in August 2007. The Company has announced that Rolf Soderstrom will succeed Mr. Riley.
     James Campbell Christie, BSc., MBA, is Operations Director for the Company. He has been employed in the biopharmaceutical industry since 1980 and worked with GSK, Celltech and Centocor BV before joining Therapeutic Antibodies Inc. in 1998. Mr. Christie was appointed to the Protherics Board in September 1999. He has management responsibility for manufacturing, quality, process development and technical support operations in Australia, the U.K. and Salt Lake City. Mr. Christie is a trustee of the Protherics pension scheme.
     Saul Komisar, MBA, BS, CCM, has served as President of Protherics Inc. since November 2000 and was appointed to the Board in April 2007. Mr. Komisar joined Protherics in December 1996, having spent the previous six years working in corporate finance and banking, specializing in the healthcare industry. He has responsibility for Protherics’ U.S. operations, including the commercialization of the Company’s FDA approved products. He holds an MBA from The Owen Graduate School of Management at Vanderbilt University and holds a non-executive position with Franklin Synergy Bank, a U.S. commercial retail bank.
Non-Executive Directors
     Stuart Michael Wallis, FCA, CTA, serves as Chairman of the Company. He became Chairman of Therapeutic Antibodies Inc. in September 1998 and became Chairman of the Company when Therapeutic Antibodies merged with Proteus International plc in September 1999. He was previously the Chief Executive Officer of Fisons plc and Chairman of Communisis plc and is currently Chairman of Plethora Solution Holdings PLC, The Simply Smart Group Ltd., TSL Education Ltd., BCS Global Networks Ltd. and LGC Group Holdings Plc.
     Garry Watts, FCA, is currently the Chief Executive Officer of SSL International PLC having previously held the position of Finance Director and Managing Director for Europe. He is also a non-executive director of the Medicines and Healthcare Products Regulatory Agency, where he chairs the Audit and Risk Committee. Previously, he held executive directorships at Celltech Group plc and Medeva plc. He is a Chartered Accountant and was previously a partner with KPMG, leading the U.K. healthcare and life science practice.
     John Robert Brown, Ph.D, FRSE, MBA, was previously the Chief Executive Officer of Acambis PLC after holding the position of Finance Director. He is currently the Chairman of the Roslin Institute and Scottish Biomedical Ltd. He is a non-executive director of several companies, including Vectura PLC and Ardana plc. He is a member of the U.K. Department of Trade & Industry Technology Strategy Board.
     Bryan Geoffrey Morton, BSc., MBA, has a BSc. in Pharmacology from Aberdeen University and an MBA from Durham University. He began his pharmaceutical career in sales and has held positions in medical information, marketing, sales management, business development and general management during a 29 year career in the healthcare industry, largely with Merck and Co. Inc. and Bristol Myers Squibb. Mr. Morton has lived and worked in the U.K., U.S., Australia and Belgium and in 2003 founded Zeneus Pharma, which was sold to Cephalon in late 2005. Following the sale of Zeneus Pharma, Mr. Morton founded and is Chief Executive Officer of a new specialty pharmaceutical company, EUSA Pharma Inc., which has offices in the E.U. and the U.S. He is a non-executive director of Aircraft Medical Ltd, a medical device company, and is a member of the Pilgrim Software global advisory board.
     Jaques Gonella, Ph.D, joined the board in January 2007 following the acquisition of MacroMed, Inc. (now Protherics Salt Lake City, Inc.). Prior to the acquisition, he was a non-executive director of MacroMed, Inc., joining the board in connection with an equity investment in the company. He is the principal in the consulting firm JG Consulting AG and is the founder of Permatec, which merged with Mediject in 2001 to form Antares Pharma, Inc., a U.S. public medical device company. Dr. Gonella also serves as Chairman of the Board of Directors of Antares Pharma. Prior to founding Permatec, he founded JAGO Pharma AG in 1983 and served as its President and Chief Executive Officer until its acquisition in May 1996 by SkyePharma PLC. Before founding JAGO, he occupied various positions with F. Hoffman La Roche Ltd. and Pfizer Inc. between 1968 and 1979. He holds a doctorate in analytical chemistry from the Polytechnic Institute of Lausanne, Switzerland.
Executive Officers
     Ian Scoular, Ph.D, BSc., DMS, has served as Director of Business Development for the Company since July 2002. Mr. Scoular has more than 20 years business development experience in the pharmaceutical industry through positions in Nycomed Pharma, Schering Plough and Reckitt & Colman. He is responsible for seeking commercial partners for the Company’s development products and intellectual property portfolio.
     Sally Waterman, Ph.D, BSc., DMS, has served as Director of Research and Development since April 2005. Ms. Waterman has over 20 years experience within the pharmaceutical industry. She previously served as Director of Development Operations at Xenova Group plc, following its acquisition of KS Biomedix Holdings plc, where she was Vice President of Research and Development. Prior to this, she held various senior positions within Vanguard Medica plc (now Vernalis plc), including Vice President of Non-Clinical Development.
     Nick Staples, Ph.D, BSc., has served as Director of Corporate Affairs since November of 2003 and is responsible for corporate development and investor relations. He was previously a biotechnology analyst at WestLB Panmure and spent four years as a management consultant in the Life Sciences practice at PA Consulting Group, gaining experience in strategic planning, business analysis and due diligence.
     There are no family relationships among the directors or other executive officers. There are no arrangements or understandings with major shareholders, customers or suppliers or others pursuant to which any person was selected to serve as a director or senior manager.
Board Practices
     The Board currently has four executive directors and five non-executive directors. Although non-executive directors are not appointed for specific terms, the Company’s Articles of Association require directors to stand for re-election at least every three years.
Compliance with NASDAQ Marketplace Rules
     Protherics’ American Depositary Shares began trading on the NASDAQ Global Market in September 2005. As a listed issuer, the Company is subject to NASDAQ’s corporate governance standards contained in NASDAQ’s Marketplace Rules. In general, under Rule 4350, foreign private issuers such as Protherics are permitted to follow home country corporate governance practices instead of certain provisions of Rule 4350 without having to seek individual exemptions from NASDAQ. A foreign private issuer that follows a home country practice instead of any such provisions of Rule 4350 must disclose in its annual reports filed with the Commission each requirement of Rule 4350 that it does not follow and describe the home country practice followed by the issuer in lieu of such requirements. The Company’s independent United Kingdom counsel has advised the Company that its corporate governance practices are not prohibited by the laws of England and Wales.
     The requirements of Rule 4350 and the corporate governance practices that the Company follows in lieu thereof are described below:
•	Rule 4350(f) requires that the quorum for any meeting of stockholders must not be less than 33 1/3% of the outstanding shares of a company’s common voting stock. The Company’s Articles of Association provide that not less than two shareholders present in person or by proxy and entitled to vote shall constitute a quorum for the transacting of business at any general meeting of shareholders. This quorum requirement is consistent with customary practice in the United Kingdom and is not prohibited by the laws of England and Wales.

•	Rule 4350(c) requires that a majority of the Board of Directors be comprised of independent directors as defined in Nasdaq Rule 4200. The Board has determined that four directors, Messrs. Wallis, Watts, Brown and Morton meet the definition of “independent” under Rule 4200. Accordingly, the Company currently does not satisfy the Nasdaq requirement that a majority of the Board of Directors be “independent” under Rule 4200. The Company, however, believes that the Board of Directors does satisfy the independence requirements of the Listing Rules of the UK Financial Services Authority (the “UKLA Listing Rules”) and the laws of England and Wales.

•	Rule 4350(c) requires that nominees to a company’s board of directors be selected, or recommended for the board’s selection, either by a majority of the company’s independent directors or by a nominations committee comprised solely of independent directors. Nominees for Protherics’ board of directors are selected by its Nomination Committee, which is comprised of six directors, four of whom are non-executive directors meeting NASDAQ’s definition of “independent director.” Dr. Heath, as the Company’s Chief Executive Officer, is not considered to be “independent” under Nasdaq Rule 4350(c). Dr. Gonella, a former director of MacroMed, Inc, which the Company acquired in January 2007, was a party to a consulting agreement with MacroMed and is, therefore, not deemed to be “independent” under Rule 4350(c). As comprised, however, the Nomination Committee complies with the UKLA Listing Rules and the laws of England and Wales.

•	Rule 4350(c) requires that the compensation of a listed company’s chief executive officer and its other executive officers be determined or recommended to the Board of Directors either by a majority of the Company’s independent directors or by a compensation committee comprised solely of independent directors. Compensation of Protherics’ executive officers is determined by the Remuneration Committee of the Board of Directors, which consists of the Company’s five non-executive directors. Four of the five non-executive directors serving on the Remuneration Committee are considered “independent” under Nasdaq Rule 4350. Dr. Gonella, as previously disclosed, is not considered “independent” under Rule 4350. As comprised, however, the Remuneration Committee complies with the UKLA Listing Rules and the laws of England and Wales.

•	Rule 4350(i) requires that issuers obtain shareholder approval before a stock option or purchase plan is established or materially amended or other equity compensation arrangement is made pursuant to which stock may be acquired by officers, directors, employees or consultants of the issuer, subject to certain exceptions. The Company seeks shareholder approval for the adoption or amendment of stock plans or stock purchase plans only as required by the Articles of Association of the Company, the UKLA Listing Rules and the laws of England and Wales. Subject to the exceptions permitted in the UKLA Listing Rules, this involves seeking shareholder approval to any such plan that falls into either of the following categories (as defined in the UKLA Listing Rules):
a)	an employees’ share scheme, if the scheme involves or may involve the issue of new shares or the transfer of treasury shares; and

b)	a long-term incentive scheme in which one or more directors of the Company is eligible to participate and to material amendments of that scheme to the extent required by the scheme’s rules. In this context, it should be noted that the provisions of the rules relating to whether amendments to the scheme rules must be approved by shareholders must themselves be drafted to ensure compliance with the UKLA Listing Rules.
Compensation
     There are five main elements of the compensation packages for Executive Directors:
•	Basic salaries and benefits in kind

•	Long Term Incentive Plan (the “LTIP”)

•	Annual Incentive and Deferred Bonus Plan (the “DBP”)

•	Share option plans

•	Pensions
     The Company’s policy is that a substantial proportion of the compensation of the Executive Directors should be performance related (performance being by both the Director and the Company). As described below, Executive Directors may earn annual incentive payments to be paid under the Company’s DBP, the maximum of which, in the year ended March 31, 2007, was 50% of their basic salary although for the year ended March 31, 2008, this has been increased to 75%. In the years ended March 31, 2006 and March 31, 2007, Directors and senior executives were given the opportunity to waive all rights to receive an annual bonus under the DBP and, at the sole discretion of the Remuneration Committee, the Company would make additional contributions to the Company’s Pension Plan on behalf of those Directors and senior executives totaling to an amount which would otherwise have been paid under the DBP plus 10% thereof, being a portion of the saving to the Company as a result of the method of bonus payment. In addition, the Directors benefit from participation in the share-based compensation plans.
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
     The Company adopted the 2005 Deferred Bonus Plan following approval by shareholders at the January 27, 2005 Extraordinary General Meeting. The Remuneration Committee’s current policy is to grant awards annually to executive directors and senior employees, at the discretion of the Committee. Details of the DBP are discussed later in this section under the heading, “Share Options and Warrants Granted in Protherics PLC.”
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

     Executive Directors of Protherics - The following executive directors of Protherics have entered into service contracts with the Company, the details of which are as follows:

	Date of		Notice period due from
Director	Agreement	Annual salary	the Company		the Director
A. Heath	November 6, 2001	£235,899 $113,000	12 months		12 months
B.M. Riley	July 13, 1995	£130,000	12 months		6 months
J.C. Christie	September 21, 2000	£175,000	12 months		6 months
S. Komisar(1)	June 8, 2007	$290,000[1]	Nil	(2)	3 months

(1)	Mr. Komisar was appointed to the board on April 26, 2007. The salary disclosed represents that earned under his previous employment contract prior to a new agreement being entered into on June 8, 2007.

(2)	The Company may terminate Mr. Komisar’s contract at any time upon written notice, which shall specify the date of termination.
     Termination of the contracts requires six months notice by the employee and twelve months notice by the Company, with the exception of Dr. Heath, where the notice periods are twelve months from either party. Except in the case of Mr. Komisar, upon serving or receiving notice, the Company has the right at its discretion to pay salary in lieu of notice. Under the terms of Mr. Komisar’s contract, he is entitled to receive an amount equal to twelve months’ base salary, in addition to certain other payments as detailed in the contract. There are no other provisions for compensation payable upon early termination of the service contracts.
     The executive directors of Protherics are also entitled to the following benefits: private medical insurance for themselves and their immediate families, long term disability insurance, and payment of professional memberships and subscriptions. In addition, the Company makes contributions to a defined contribution pension for the executive directors. In the case of Dr. Heath, the Company made pension contributions of £36,161 per annum in lieu of salary and £39,000 (being 15% of his salary plus additional contributions in lieu of salary), in addition to a maximum of $16,950 of his U.S. salary. In the case of Mr. Riley, the Company made pension contributions of £46,000 in lieu of salary and £17,600 (being 10% of his salary plus additional contributions in lieu of salary). The Company made 10% pension contributions on behalf of Mr. Christie amounting to £17,500.
     Pursuant to the terms of his agreement, Mr. Komisar is entitled to receive an annual bonus in an amount to be determined by the Board. The Company also has a bonus scheme under which the remuneration committee may award the executive directors of Protherics bonuses of up to 50% of salary, rising to 75% for year ended March 31, 2008.
     Except as set out above, there are no existing or proposed service contracts between the executive directors and any member of the Company.
     Non-executive Directors of Protherics - Pursuant to a consultancy agreement dated September 1, 1998, and subsequently amended by agreement, Mr. Wallis received £35,000 during the year ended March 31, 2007. The agreement was terminable by 12 months notice from either party and has since been replaced with a revised consultancy agreement with effect from April 1, 2007. Under the revised agreement, Mr. Wallis is to receive £25,000 annually for the provision of strategic consulting services to the Company. In addition, Mr. Wallis received £35,000 during the year ended March 31, 2007 for his services as Chairman of the Board under a letter of appointment dated September 1, 1998, subsequently amended by agreement. The letter of appointment also entitled Mr. Wallis to receive a fully expensed automobile and was terminable by either party on 12 months notice. This letter of appointment has since been replaced by a letter of appointment dated May 24, 2007, pursuant to which Mr. Wallis will receive £55,000 annually and be entitled to a fully-expensed automobile.

     Mr. Watts has a letter of appointment dated January 19, 2004 under which he received £30,000 in fiscal year 2007. The appointment is terminable by either party on 3 months notice.
     Dr. Brown has a letter of appointment dated February 23, 2004 under which he received £30,000 in fiscal year 2007. The appointment is terminable by either party on 3 months notice.
     Mr. Morton has a letter of appointment dated July 21, 2005 under which he received £25,000 in fiscal year 2007. The appointment is terminable by either party on 3 months notice.
     Dr. Gonella has a letter of appointment dated January 20, 2007 under which he is entitled to remuneration of £25,000 per year, with a pro-rata entitlement in fiscal year 2007. The appointment is terminable by either party on 3 months notice.
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
     Remuneration Committee. The Remuneration Committee is comprised of Messrs. Wallis, Watts, Brown, Morton and Gonella. Dr. Gonella was appointed to the Committee on January 24, 2007. The Remuneration Committee meets at least once a year to review the Company’s policy on directors’ remuneration. The Remuneration Committee evaluates the performance of the executive directors and other senior employees and advises the board regarding their annual remuneration package. The Remuneration Committee is chaired by Dr. Brown.
     Nomination Committee. The Nomination Committee has been established to recommend the appointment of new directors to the Board. The Nomination Committee is comprised of Messrs. Wallis, Watts, Brown, Morton, Gonella and Heath. Dr. Gonella was appointed to the Committee on January 24, 2007. The Nomination Committee is chaired by Mr. Wallis.
Employees
     The number of persons, including directors, employed by the Company as of March 31, 2007, 2006, and 2005, broken down by activity and geographic location, is shown below.

	2007			2006			2005
	U.K.	U.S.	Australia	U.K.	U.S.	Australia	U.K.	U.S.	Australia
Management	36	3	5	30	2	4	27	2	5
Administration	24	12	5	28	5	3	19	3	2
Research and production	119	32	30	106	7	29	103	8	42

Total	169	47	40	164	14	36	149	13	49
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
Share Ownership
     The following table sets forth, for each executive and non-executive director of the Company, their interest in the ordinary shares of the Company (including the interests of their immediate families and persons connected with them) and the percentage of the Company’s outstanding share capital represented by such ownership interests as of June 30, 2007.

				6% Convertible Loan
	Ordinary			Notes
Name	shares owned		Percentage	(£)(1)
S.M. Wallis	566,689		0.17%	60,606
A.J. Heath	389,810		0.11%	24,242
B.M. Riley	33,771		0.01%	15,151
J.C. Christie	31,885		0.01%	—
S. Komisar	—		—	—
G. Watts	50,000		0.01%	—
J.R. Brown	22,500		0.01%	—
B.G. Morton	—		—	—
J. Gonella(2)	8,245,815	(2)	2.43%	—

(1)	The 6% Loan Notes are convertible into ordinary shares at 25p per ordinary share from December 19, 2004 and expire by their terms on June 19, 2010.

(2)	Dr. Gonella received the above shares in consideration for his interest in MacroMed, Inc. when it was acquired by the Company in January 2007. An additional 916,202 shares, valued at £678,000 at the date of the MacroMed transaction, will be issued at the expiration of the 18 month holdback period (subject to any claims for indemnification pursuant to the acquisition agreement).
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
     On January 27, 2005, the Company adopted a new Long-term Incentive Plan (“LTIP”), a Deferred Bonus Plan (“DBP”) and an Executive Share Option Plan (“ESOP”) consisting of an unapproved section with a linked Inland Revenue approved addendum. The Company has also granted individual unapproved options. The plans are overseen by the Remuneration Committee, which determines the amounts and terms of awards granted to eligible individuals under each plan. Details of the plans under which options have been granted are set out below.
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
     Subject to satisfying conditions that are imposed at the time options are granted, which are normally market-based, options will be exercisable from the end of the vesting period, normally three years from the date of grant, to ten years from the date of grant. The Committee may waive the conditions, in certain circumstances subject to their replacement with equally stringent conditions. The Committee retains discretion not to set conditions for awards made to employees who are not Executive Directors.
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
     Provided the Remuneration Committee is satisfied that the Company has achieved sound underlying performance, awards will vest based on the Company’s Total Shareholder Return (“TSR”). Performance will be measured after three years from the date of grant by measuring the Company’s TSR against a comparator group consisting of the primary listed components of the FTSE All Share Pharmaceutical and Biotech Index but excluding those companies in the FTSE 100 (currently AstraZeneca PLC, GlaxoSmithKline PLC and Shire plc). TSR will normally be averaged across a period of three months before the date of the award and three months before the date on which the performance period ends, although the Committee may determine that a different averaging period is appropriate and properly reflective of management performance. In any event, this will not be more than six months or less than one month. This is in keeping with normal market practice and is a practical adjustment to smooth out the impact of short-term market influences and to provide a more robust measure of the performance of the Company. Awards will vest, on a sliding scale between each step, as follows:

Protherics PLC TSR relative to comparator group	% of total award vesting
Upper decile	100%
Upper quartile	80%
Median	30%
Below median	Nil
     Measuring the Company’s performance against these comparators recognizes the importance for shareholders that the Company outperform its sector and reflects the importance of the Company’s aim of sustainable share price growth. In addition, the Remuneration Committee must be satisfied that the Company has achieved sound underlying performance.
     Under the LTIP, awards can be made in the form of options at nil or a nominal price per share. Options were granted under the LTIP on February 28, 2005, July 19, 2005, December 21, 2005, June 12, 2006, December 15, 2006 and June 11, 2007.
     Under the LTIP, the Board has also adopted a Performance Share Plan, pursuant to which the Company may make conditional awards of ordinary shares to eligible employees, subject to the achievement of certain targets, which are normally market-based, as determined by the Remuneration Committee.

•	2005 Deferred Bonus Plan (the “DBP”)
     Awards under the DBP may be paid, at the discretion of the Remuneration Committee, in the form of cash or options to purchase ordinary shares, subject to achieving certain performance targets set by the Committee. In fiscal year 2007, the maximum award was set at 50% of basic salary, but could be exceeded in exceptional circumstances. For fiscal year 2008, this maximum award was increased to 75% following approval by the shareholders on July 26, 2007. The receipt of the additional 25% is subject to performance targets that are significantly more demanding than those applied to the first 50%. Performance is measured against annual targets, which are set for each individual participant and are determined with reference to the requisite performance for achieving the overall strategic objectives of the business. These targets may be amended should the Remuneration Committee consider this to be in the interests of the Company, subject to their replacement with equally stringent conditions. The Committee will determine the extent to which the award will be delivered as cash or, as an option over the Company’s ordinary shares.
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
     Under the DBP, awards can be made in the form of options at nil or a nominal price per share. Options were granted under the DBP on June 12, 2006 and June 11, 2007 at 2p per share. Benefits arising under the DBP are not pensionable.
     Under the DBP, the Board has also adopted a U.S. Sub-Plan providing for awards under the DBP to eligible employees who are U.S. taxpayers.
•	Savings-related Share Option Plan
     The Company also operates an Approved Savings Related Share Option Plan, which is open to all employees with a minimum of six months service. Options may be granted under this Plan at a discount of up to 20% of market value on the date immediately preceding the date of the invitation made to employees to subscribe for options. All options granted under this plan during the year and outstanding at March 31, 2007, have been made at a 20% discount. Options may be exercised during the period of six months following maturity of the savings contract. Under the rules of the plan, participants may choose either a three-year or a five-year savings contract. There are no Company performance criteria under the Savings Related Share Option plan.
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
     Under both the approved and unapproved share option plans, which have been used widely across the Company, the exercise price of the options granted is equal to the market value of the Company’s shares at the time the options are granted. Options issued prior to March 2004 may then be exercised on any date between three and ten years from the date of grant of the option, subject to the Company’s share price outperforming the average price of shares in the FTSE All Share Pharmaceutical and Biotech Index in any three year period commencing on or after the date of grant of the option. The Unapproved Plan requires that, for options granted to holders with an aggregate value (at the date of grant) for all options between four and eight times annual salary, those options may be exercised between five and ten years from the date of grant, subject to the Company meeting the required performance criteria. Prior to December 1999, the Approved Plan required real growth in earnings per share over three years. Initially, the Unapproved Plan, adopted by Proteus International plc in 1996 prior to the merger with Therapeutic Antibodies Inc., had Company performance criteria intended for an early stage biotechnology company, relating principally to the successful completion of agreements with milestone payments generating revenue. The Board considered that the criteria was not appropriate to the more mature business of Protherics PLC, and, under the plan rules, adopted the Company performance criteria approved in December 1999 as likely to be a more fair and effective incentive.
     The options granted on March 1, 2004 are subject to revised Company performance criteria intended to improve compliance with best practice guidelines. Company performance will be measured once only after three years from grant. If the TSR of the Company reaches the median of the FTSE All Share Pharmaceuticals and Biotech Index, one third of the shares under option become exercisable, rising on a sliding scale such that all the shares under option become exercisable if the Company’s performance is at or above the upper quartile. For options granted to holders with an aggregate value (at the date of grant) for all executive plan options of between four and eight times annual salary, Company performance will be measured after five years. No options are exercisable if the TSR of the Company is at the median of the FTSE All Share Pharmaceutical and Biotech Index. Options may then be exercised on a sliding scale beyond this point, with the maximum number of shares being exercisable if the Company’s performance is at or above the upper quartile. The Committee must also be satisfied that there has been an improvement in the Company’s underlying financial performance over the period. These performance criteria were selected to incentivize directors to enhance shareholder value above the Company’s peer group. On March 29, 2007, the Company’s performance was measured on these options (excluding those required to be measured after five years). The Remuneration Committee determined that the comparator group should exclude those companies in the FTSE 100 and TSR was averaged across a period of three months before the date of the award and three months before the date on which the performance period ended, in line with performance measurement applied to the LTIP as approved by shareholders on January 27, 2005. Based on the criteria, 81.74% of these options were considered to be vested by the Remuneration Committee.
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

     The table below sets forth the details of the Company’s outstanding share options as of June 30, 2007.

	At April 1,			Cancelled	At June 30,	Exercise
Date exercisable	2006	Granted	Exercised	Or expired	2007	price (p)
Individual unapproved
22 Dec 2002 to 21 Dec 2009	600,000	—	—	—	600,000	39.00
9 July 2002 to 8 July 2010	25,000	—	—	—	25,000	40.00
9 July 2002 to 8 July 2010	15,000	—	—	—	15,000	25.00
9 July 2002 to 31 May 2007	3,850	—	—	—	3,850	U.S.$6.00
21 Dec 2007 to 20 Jun 2009	—	40,000	—	—	40,000	86.00
21 Jun 2008 to 20 Jun 2010	—	40,000	—	—	40,000	86.00
Approved scheme
28 Jan 2003 to 27 Jan 2010	49,245	—	3,249	—	45,996	37.50
28 Feb 2004 to 27 Feb 2011	292,000	—	34,000	4,000	254,000	43.50
19 Feb 2009 to 15 Feb 2016	25,401	—	—	25,401	—	93.50
Unapproved scheme
22 June 2001 to 21 June 2008	170,000	—	105,000	—	65,000	46.00
22 Dec 2002 to 21 Dec 2009	485,000	—	100,000	—	385,000	39.00
27 Jan 2003 to 26 Jan 2010	87,097	—	—	—	87,097	37.50
2 Aug 2003 to 1 Aug 2010	2,908	—	—	—	2,908	28.50
22 Feb 2004 to 21 Feb 2011	1,145,000	—	—	—	1,145,000	43.50
16 Jan 2005 to 15 Jan 2012	2,177,000	—	5,000	25,000	2,147,000	39.50
9 July 2005 to 8 July 2012	350,000	—	—	—	350,000	25.00
20 Jun 2006 to 19 Jun 2013	900,000	—	—	—	900,000	23.25
24 Jun 2006 to 23 Jun 2013	30,000	—	—	5,000	25,000	23.00
1 Mar 2007 to 28 Feb 2014	900,000	—	40,870	164,340	694,790	58.50
1 Mar 2009 to 28 Feb 2014	325,000	—	—	—	325,000	58.50
27 Sep 2009 to 26 Sep 2014	310,000	—	—	—	310,000	49.50
28 Feb 2008 to 27 Feb 2015*(1)	716,475	—	—	14,794	701,681	2.00
19 Jul 2008 to 18 Jul 2015*(2)	113,785	—	—	—	113,785	2.00
7 Sep 2008 to 6 Sep 2015	115,000	—	—	—	115,000	60.50
21 Dec 2008 to 20 Dec 2015*(3)	763,665	—	—	—	763,665	2.00
21 Dec 2008 to 20 Dec 2015	85,000	—	—	—	85,000	78.50
12 Jun 2009 to 11 Jun 2016*(4)	—	953,820	—	33,632	920,188	2.00
12 Jun 2008 to 11 Jun 2016+(1)	—	109,806	—	—	109,806	2.00
12 Jun 2009 to 11 Jun 2016	—	10,000	—	—	10,000	86.00
11 Jul 2009 to 10 Jul 2016	—	50,000	—	—	50,000	78.50
1 Aug 2009 to 31 Jul 2016*(4)	—	9,284	—	9,284	—	2.00
22 Aug 2009 to 21 Aug 2016*(5)	—	6,383	—	—	6,383	2.00
15 Dec 2009 to 14 Dec 2016*(6)	—	970,615	—	16,101	954,514	2.00
15 Dec 2009 to 14 Dec 2016	—	50,000	—	—	50,000	73.75
5 Jan 2010 to 4 Jan 2017	—	740,000	—	165,000	575,000	72.25
11 Jun 2010 to 10 Jun 2017*(7)	—	1,620,901	—	—	1,620,901	2.00
11 Jun 2009 to 10 Jun 2017+(2)	—	184,317	—	—	184,317	2.00
11 Jun 2010 to 10 Jun 2017	—	50,000	—	—	50,000	58.75
Savings related options
1 Feb 2009 to 31 Jul 2009	270,118	—	—	38,547	231,571	65.00
1 Feb 2011 to 31 Jul 2011	401,738	—	—	19,814	381,924	65.00
1 Feb 2010 to 31 Jul 2010	—	68,424		13,033	55,391	58.00
1 Feb 2012 to 31 Jul 2012	—	115,749		—	115,749	58.00
Protherics PLC option plan for ex-Therapeutic Antibodies employees
27 Jan 2000 to 29 June 2008	162,238	—	—	—	162,238	175.0 to 312.0

	10,520,520	5,019,299	288,119	533,946	14,717,754

*	Options issued or conditional shares awarded under the Long Term Incentive Plan approved by the shareholders on January 27, 2005. The price of a share at the date of grant was (1) 54.75p, (2) 57.00p, (3) 78.50p, (4) 85.00p, (5) 80.00p (6) 79.25p, and (7) 58.75p.

+	Options issued or conditional shares awarded under the Deferred Bonus Plan approved by the shareholders on January 27, 2005. The price of a share at the date of grant was (1) 85.00p and (2) 58.75p.
     At March 31, 2007, there were no unexercised warrants (2006: nil; 2005: nil) for ordinary shares, however, there are unexercised warrants for 100,000 (2005: 212,500, 2004: 932,500) ordinary shares in Enact Pharma PLC which expire on July 9, 2012 and are exercisable at 30p per share. Should these be exercised, the Company is entitled to repurchase these shares by issuing £17.05 6% convertible loan notes (“6% Loan Notes”) per 100 Enact Pharma PLC ordinary shares. The 6% Loan Notes became convertible at 25p per ordinary share on December 19, 2004. The terms of the 6% Loan Notes permit the Company to repurchase the 6% Loan Notes at any time by tender (available to all holders alike) or by privately negotiated transactions with individual holders at any price.
Options Granted to Therapeutic Antibodies former employees and consultants
     In addition, as of March 31, 2006, options over up to 391,929 ordinary shares (2005: 507,818) previously held under the Therapeutic Antibodies 1990 Stock Option Plan were held by former employees and consultants of Therapeutic Antibodies Inc. Option prices ranged from $5.16 to $6.99 per share. During the year ended March 31, 2007, all the remaining options expired unexercised.

Share Options held by Directors of Protherics PLC
     Details of share options granted to directors are set forth in the table below as of June 30, 2007.

	At April 1,				At June 30,	Exercise	Exercisable
	2006	Granted	Exercised	Cancelled	2007	Price (p)	From	To
Unapproved options
B M Riley	65,000	—	—	—	65,000	46.00	22 Jun 2001	21 Jun 2008
B M Riley	50,000	—	—	—	50,000	39.00	22 Dec 2002	21 Dec 2009
B M Riley	120,000	—	—	—	120,000	43.50	22 Feb 2004	21 Feb 2011
B M Riley	350,000	—	—	—	350,000	39.50	16 Jan 2005	15 Jan 2012
B M Riley	200,000	—	—	—	200,000	23.25	20 Jun 2006	19 Jun 2013
B M Riley	225,000	—	—	41,085	183,915	58.50	1 Mar 2007	28 Feb 2014
B M Riley*(1)	132,420	—	—	—	132,420	2.00	28 Feb 2008	27 Feb 2015
B M Riley*(2)	92,357	—	—	—	92,357	2.00	21 Dec 2008	20 Dec 2015
B M Riley*(3)	—	102,128	—	—	102,128	2.00	12 Jun 2009	11 Jun 2016
B M Riley*(4)	—	119,322	—	—	119,322	2.00	15 Dec 2009	14 Dec 2016
B M Riley*(5)	—	161,702	—	—	161,702	2.00	11 Jun 2010	10 Jun 2017
J C Christie	250,000	—	—	—	250,000	39.00	22 Dec 2002	21 Dec 2009
J C Christie	80,000	—	—	—	80,000	43.50	22 Feb 2004	21 Feb 2011
J C Christie	250,000	—	—	—	250,000	39.50	16 Jan 2005	15 Jan 2012
J C Christie	100,000	—	—	—	100,000	23.25	20 Jun 2006	19 Jun 2013
J C Christie	150,000	—	—	27,390	122,610	58.50	1 Mar 2007	28 Feb 2014
J C Christie*(1)	111,416	—	—	—	111,416	2.00	28 Feb 2008	27 Feb 2015
J C Christie*(2)	77,707	—	—	—	77,707	2.00	21 Dec 2008	20 Dec 2015
J C Christie*(3	—	101,547	—	—	101,547	2.00	12 Jun 2009	11 Jun 2016
J C Christie*(4)	—	118,644	—	—	118,644	2.00	15 Dec 2009	14 Dec 2016
J C Christie*(5)	—	161,702	—	—	161,702	2.00	11 Jun 2010	10 Jun 2017
S Komisar	15,000	—	—	—	15,000	39.00	22 Dec 2002	21 Dec 2009
S Komisar	11,629	—	—	—	11,629	37.50	27 Jan 2003	26 Jan 2010
S Komisar	200,000	—	—	—	200,000	43.50	22 Feb 2004	21 Feb 2011
S Komisar	150,000	—	—	—	150,000	23.25	20 Jun 2006	19 Jun 2013
S Komisar	175,000	—	—	31,955	143,045	58.50	1 Mar 2007	28 Feb 2014
S Komisar*(1)	100,251	—	—	—	100,251	2.00	28 Feb 2008	27 Feb 2015
S Komisar*(2)	72,380	—	—	—	72,380	2.00	21 Dec 2008	20 Dec 2015
S Komisar*(3)	—	91,456	—	—	91,456	2.00	12 Jun 2009	11 Jun 2016
S Komisar+ (1)	—	27,594	—	—	27,594	2.00	12 Jun 2008	11 Jun 2016
S Komisar*(4)	—	100,173	—	—	100,173	2.00	15 Dec 2009	14 Dec 2016
S Komisar*(5)	—	151,396	—	—	151,396	2.00	11 Jun 2010	10 Jun 2017
S Komisar+ (2)	—	50,177	—	—	50,177	2.00	11 Jun 2009	10 Jun 2017
A J Heath	116,300	—	—	—	116,300	175.00	27 Jan 2000	29 Jun 2008
A J Heath	500,000	—	—	—	500,000	43.50	22 Feb 2004	21 Feb 2011
A J Heath	1,000,000	—	—	—	1,000,000	39.50	16 Jan 2005	15 Jan 2012
A J Heath	300,000	—	—	—	300,000	23.25	20 Jun 2006	19 Jun 2013
A J Heath	325,000	—	—	—	325,000	58.50	1 Mar 2009	28 Feb 2014
A J Heath*(1)	221,233	—	—	—	221,233	2.00	28 Feb 2008	27 Feb 2015
A J Heath*(2)	157,556	—	—	—	157,556	2.00	21 Dec 2008	20 Dec 2015
A J Heath*(3)	—	186,507	—	—	186,507	2.00	12 Jun 2009	11 Jun 2016
A J Heath*(4)	—	215,304	—	—	215,304	2.00	15 Dec 2009	14 Dec 2016
A J Heath*(5)	—	297,661	—	—	297,661	2.00	11 Jun 2010	10 Jun 2017
Savings related options
J C Christie	14,384	—	—	—	14,384	65.00	1 Feb 2009	31 Jul 2009
Individual
A J Heath	600,000	—	—	—	600,000	39.00	22 Dec 2002	21 Dec 2009

	6,212,633	1,885,313	—	100,430	7,997,516

*	Unapproved options granted under the Long Term Incentive Plan. The market price of a share at date of grant was (1)54.75p, (2)78.50p, (3)85.0p, (4)73.75p, and (5)58.75p.

+	Options issued under the deferred bonus plan. The market price of a share at date of grant was (1)85.0p and (2)58.75p.
     Messrs. Wallis, Watts, Brown, Morton and Gonella do not hold options over the Company’s ordinary shares.
     The price of the Company’s ordinary shares to which the options relate was 65.75p at March 31, 2007, and fluctuated between 94.25p and 64.00p during the year.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
Major Shareholders
     The table below shows all holders who, to the Company’s knowledge, own, directly or indirectly, 5% or more of the Company’s ordinary shares, as of July 10, 2007, being the most recent practicable date before reporting.

		% of
	# of	issued
Shareholder	shares	shares
Morley Fund Management	40,577,507	11.96%
Invesco Perpetual	39,700,161	11.70%
AXA Framlington Asset Management	31,969,456	9.42%
Insight Investment	20,274,805	5.98%
     All of the Company’s major shareholders have the same voting rights.
     At June 30, 2007, a total of 339,234,721 ordinary shares were issued and outstanding, of which 9,444,741 shares were held of record by approximately 360 holders with registered addresses in the U.S., representing approximately 2.8% of the currently outstanding ordinary shares. Of those shares, at June 30, 2007, 1,476,410 ordinary shares were represented by American Depositary Receipts issued by The Bank of New York, as depositary, in the name of The Depositary Trust Company, as nominee. Because certain of these ordinary shares and American Depositary Receipts were held by brokers or other nominees, the number of record or registered holders in the U.S. is not representative of the number of beneficial holders in the U.S. or of the residence of the beneficial holders.
     To the Company’s knowledge, it is not directly or indirectly owned or controlled by another corporation, by any foreign government, or by any other natural or legal person, nor are there any arrangements known to the Company, the operation of which could result in a change in control of the Company.
Related Party Transactions
     On January 3, 2007, the Company completed the acquisition of MacroMed, Inc. (subsequently renamed Protherics Salt Lake City, Inc.). Dr. Gonella was a non-executive director and shareholder of MacroMed, Inc. As consideration for his interest in MacroMed, Inc., Dr. Gonella received 8,245,815 Protherics PLC 2p ordinary shares, valued at £6,102,000 at the date of the transaction with a further 916,202 shares, valued at £678,000 at the date of the transaction, to be issued at the expiration of the 18 month holdback period (subject to any claims for indemnification pursuant to the acquisition agreement).

     JG Consulting, a business owned by Dr. Gonella, charged to MacroMed, Inc. a total of $71,000 during the year (2006 and 2005: $nil) for the provision of consultancy services supplied by employees other than Dr. Gonella.
     During fiscal year 2007, the Company purchased equipment from BCS Global Networks Limited, a company of which Stuart Wallis is a director, at a cost of £28,000. BCS Global Networks Limited also provided services in the year at a cost of £5,000. The Company did not enter into any transactions with BCS Global Networks Limited in fiscal years 2005 and 2006.
     Also during fiscal year 2007, LGC Promochem providing testing service to the Company at a cost of £1,000. LGC Promochem is part of LGC Group Holdings plc, a Company of which Stuart Wallis became a director during fiscal 2007.
     All the above transactions are considered by the board to be at arms-length.
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
     The Company’s American Depositary Shares are listed for trading on the NASDAQ Stock Market under the symbol “PTIL.” Each American Depositary Share represents 10 ordinary shares deposited with The Bank of New York (the “Depositary”). The Depositary issues American Depositary Receipts, which may represent any number of American Depositary Shares. The Company furnishes the Depositary with annual reports containing a review of operations, audited consolidated financial statements prepared in accordance with IFRS and an opinion on the Consolidated Financial Statements by the Company’s independent auditors. The Company also furnishes the Depositary with semi-annual reports containing unaudited interim consolidated financial information prepared in accordance with IFRS. The Depositary arranges for the mailing of Protherics’ reports to all record holders of American Depositary Shares. In addition, the Company furnishes the Depositary with copies of all notices of shareholders’ meetings and other reports and communications that are distributed generally to its shareholders, and the Depositary arranges for the mailing of such notices, reports and communications to all record holders of American Depositary Shares.
     The following table sets forth for the periods indicated, (i) the high and low closing mid-market prices as reported in the Daily Official List for the ordinary shares as reported by the London Stock Exchange and (ii) the high and low reported sale prices for the American Depositary Shares on the NASDAQ Stock Market.

	Ordinary Shares		American Depositary Shares(1)
Financial Year Ended March 31,	High	Low	High	Low
	£	£	$	$
2002	0.408	0.205	—	—
2003	0.345	0.142	—	—
2004	0.618	0.165	—	—
2005	0.658	0.467	—	—
2006
First Quarter	0.593	0.465	—	—
Second Quarter	0.608	0.530	10.10 (2)	10.03 (2)
Third Quarter	0.865	0.450	15.45	8.50
Fourth Quarter	0.998	0.830	18.99	12.70
2007
First Quarter	0.925	0.783	16.99	15.15
Second Quarter	0.910	0.780	17.25	13.90
Third Quarter	0.953	0.640	17.26	12.53
Fourth Quarter	0.793	0.658	15.44	12.64
2008
First Quarter	0.725	0.535	14.36	10.90

Calendar Year 2007
Most Recent Six Months
February	0.773	0.693	14.71	14.20
March	0.708	0.658	14.20	12.64
April	0.683	0.620	13.19	12.65
May	0.725	0.600	14.36	11.86
June	0.630	0.535	12.68	10.90
July	0.598	0.478	12.30	9.90

(1)	Each American Depositary Share represents 10 ordinary shares.

(2)	Period covers from September 28, 2005, the date trading of the American Depositary Shares on the NASDAQ Stock Market commenced, to quarter end, September 30, 2005.
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
     The Directors may decline to recognize any instrument of transfer of a share which is not fully paid, provided that where any shares which are not fully paid are admitted to the Official List of the Financial Services Authority, the discretion shall not be exercised in such a way as to prevent open and proper dealings in those shares. The Articles of Association do not contain any restriction on the free transferability of fully paid shares provided that the instrument of transfer is in favor of not more than four transferees, is in respect of only one class of shares, and is not in respect of shares in respect of which the Company has a lien. In relation to a certificated share, the Directors may decline to recognize any instrument of transfer unless the instrument of transfer is left at the registered office of the Company or at such other place as determined by the Directors, accompanied by the certificate for those shares and evidence as reasonably required by the Directors to prove the title of the transferor and due execution.
     The registration of transfers may be suspended at such times and for such period as the Directors may from time to time determine, provided that the register shall not be closed for more than thirty days in any year.
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
     Each of the Directors shall be paid a fee for his services at a rate determined by the Board from time to time provided that the aggregate of such fees (excluding any amounts payable under any other provision of the Articles) shall not exceed £400,000 per annum or such higher amount as the Company, by ordinary resolution, may determine from time to time. These provisions do not apply to executive Directors.
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
     The Board may make provision for the payment of pension or life assurance benefits for any Director or former Director who holds or has held any executive office or employment with the Company or a body corporate which is or was a subsidiary undertaking or a parent undertaking of the Company or another subsidiary undertaking of a parent undertaking of the Company or otherwise associated with the Company or any such body corporate, or a predecessor in business of the Company or any such body corporate , and for any member of his family or any of his dependants.
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
     The City Code regulates the conduct, structure and timetable of UK takeovers and is designed principally to ensure that shareholders are treated fairly and not denied an opportunity to decide on the merits of a takeover and that shareholders of the same class are afforded equivalent treatment by an offeror. The City Code implements the European Directive on Takeover Bids (2004/25/EU). The City Code comprises general principles that are essentially statements of good standards of commercial behavior and a series of rules expanding on them and regulating particular areas of takeover activity that often have the effect of delaying or defining a change in control of the company.
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
     Disclosure of Shareholder Ownership
     Under the U.K. Companies Act 1985, where there is a change in the interest of a person in the Company’s share capital from below 3 percent to 3 percent or more, or vice versa, that person must notify the Company of that change within 2 days following the day on which the change occurred. Any change in ownership above 3 percent beyond an integral percentage, must also be notified within that 2 day period. For these purposes “interest” is widely defined and includes interests by way of contract or options, but does not include interests by way, for example, of an authorized unit trust. The UKLA Listing Rules require the Company to announce the receipt of any of the aforementioned notifications by the end of the business day following receipt of the notification by the Company.
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
     During fiscal year 2006, the Company received an initial payment of £16.3 million along with the £7.5 million equity investment. In accordance with the accounting policies adopted by the Company, £701,000 and £2,213,000 was recorded as revenue in fiscal year 2006 and 2007, respectively. In addition, a milestone of £10,000,000 was earned and recognized as revenue in fiscal year 2007.

     Altana, Inc.
     In October 1997, the Company entered into an agreement with Altana, Inc. which provides Altana with exclusive U.S. distribution rights for CroFab® and DigiFab®. Under the agreement terms, the Company is entitled to receive certain milestone, product sales and royalty payments. In February 2001 and February 2002, Altana began marketing and distributing the Company’s CroFab® and DigiFab® products, respectively, under the agreement in the United States. In November 2005, Altana exercised its nil-cost option to renew the agreement for a further five years, ending in 2010. The Company recognized a total of £16,388,000 as revenue under the agreement in fiscal year 2007.
     Glenveigh Pharmaceuticals LLC
     In January 2007, the Company entered into an agreement to in-license from Glenveigh Pharmaceuticals LLC and certain affiliated parties (collectively, “Glenveigh”) intellectual property relating to the use of antibody fragments that bind digoxin, including Protherics’ DigiFab® and GlaxoSmithKline’s Digibind®, for the treatment of pre-eclampsia and eclampsia. Under the Glenveigh license, the Company paid Glenveigh $6.5 million cash at closing and issued Protherics ordinary shares with an aggregate market value of $5 million (3,093,638 shares). The Company will pay additional milestone and royalties upon successful completion of the current phase 2b trial and subsequent clinical and commercial events amounting to a maximum of $15 million or a percentage of any subsequent sublicense receipts. Glenveigh will also receive a royalty of up to 5% on net sales.
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
     Advance In Vitro Cell Technologies S.L. (“Advancell”)
     In December 2006, the Company entered into an in-license and co-development agreement with Advancell with respect to intellectual property rights for the use of Acadesine in the treatment of B-cell chronic lymphocytic leukemia (“B-CLL”). The Company has paid Advancell an initial £500,000 cash consideration, and may pay up to a total of up to £17.9 million in development and commercialization milestones. The Company expects to invest approximately £1.5 million in the development of Acadesine through the end of the first clinical study. Under the agreement, Advancell will receive a 12.8% royalty on net sales.

     Diatos SA
     In December 2004, MacroMed, Inc., which was acquired by the Company in January 2007, entered into an agreement with Diatos SA for the development and commercialization of OncoGel® outside North America, Mexico, North Korea and South Korea, The maximum upfront and milestone payments under this agreement for the European market total $10,450,000, of which $1,850,000 was received prior to MacroMed, Inc. being acquired. Further milestones may be received for development in Asia and the rest of the world amounting to $5,175,000 and $2,170,000, respectively. In addition, the Company will receive royalties on net sales of up to 12%.
     Samyang Genex Corporation
     In an agreement dated November 2001 and updated in June 2006, MacroMed entered into an license and supply agreement with Samyang Genex Corporation. This agreement provides Samyang Genex Corporation with the right to distribute OncoGel® in North and South Korea. Under this agreement, Samyang Genex will pay a royalty to MacroMed of 5% of net sales and 12% of other revenues received in respect of OncoGel® in North and South Korea. MacroMed will pay Samyang Genex similar royalties for net sales and other OncoGel® revenues outside of North and South Korea. Since MacroMed was acquired by the Company, no amounts have been paid or received under this agreement. This agreement also permits MacroMed to purchase supplies of Genexol, a generic brand of paclitaxel, a raw material required in the manufacture of OncoGel®.
     Swedish Orphan AB
     In January 1990, the Company entered into an agreement with Swedish Orphan AB whereby Swedish Orphan was appointed as exclusive sales representative to market ViperaTAb™ in certain territories. The territories are currently Sweden, Norway, Denmark, Finland and Iceland. A total of £316,000 has been recognized as revenue in the fiscal year 2007.
     Chesapeake Biological Laboratories Inc
     In March 2003, the Company entered into a contract manufacturing agreement with Chesapeake Biological Laboratories Inc. to fill and freeze dry the Company’s CroFab® and DigiFab® products. Under the agreement, which commenced in May 2003, Chesapeake is entitled to a set fee per batch of product filled and freeze-dried. Costs of £842,000 have been incurred under this contract in fiscal year 2007.
     Scientific Collaborations
     A portion of the Company’s research and development and product testing activities are carried out through affiliations and consulting arrangements in place from time to time with clinical research organizations and scientists at academic institutions in the United Kingdom, Europe and North America. These include arrangements in respect of pre-clinical and clinical research, consultancy, patents, royalties and facility leases. Where appropriate, the Company has entered into formal agreements with such third parties, which ensure that ownership of any intellectual property rights arising out of such arrangements vests with the Company.
Exchange Controls
     There are currently no English laws, decrees or regulations that restrict the export or import of capital, including, but not limited to, foreign exchange controls or that affect the remittance of dividends, interest or other payments to non-U.K. resident holders of ordinary shares.

Taxation
     The following is a general description of the principal United States federal income tax consequences and certain United Kingdom tax consequences of the ownership and disposition of the Company’s ordinary shares and American Depositary Shares (“ADSs”), as evidenced by American Depositary Receipts, by a U.S. holder (as defined below). The following discussion assumes that U.S. holders of ADSs will be treated as owners of the ordinary shares underlying their ADSs for U.S. federal income tax purposes. Accordingly, except as noted, the U.S. federal and U.K. tax consequences discussed below apply equally to U.S. holders of ADSs and ordinary shares. This description is for general information purposes only and is based on the tax laws of the United States (including the Internal Revenue Code of 1986, as amended, Treasury regulations promulgated thereunder, and judicial and administrative interpretations thereof) and the United Kingdom, and the Convention Between the Government of the United States of America and the Government of the United Kingdom of Great Britain and Northern Ireland for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income and Capital Gains and which came into force on March 31, 2003 (the “Income Tax Convention”), all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. In particular, numerous provisions of current U.S. federal income tax law (including certain tax rates referred to herein) are scheduled to change in future years, without further legislative action, as a result of “sunset” provisions.
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
     The discussion below does not address the tax treatment of holders subject to special treatment under the U.S. federal income tax law (including, but not limited to, U.S. expatriates, insurance companies, tax-exempt organizations, financial institutions, persons subject to the alternative minimum tax, securities broker-dealers, persons that have a “functional currency” other than the U.S. dollar, holders who hold ordinary shares or ADSs as part of hedging or conversion transactions and holders owning, directly or indirectly, 10% or more of the voting shares of the Company). Further, this discussion does not consider the tax treatment of holders who are partnerships or who hold ordinary shares or ADSs through a partnership or other pass-through entity. The following summary is directed to U.S. holders who will hold the ordinary shares and ADSs as a capital asset.
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
     The discussion below does not address the effect of any U.S. state or local tax law on a holder of ordinary shares or ADSs, nor any U.S. or U.K. gift or estate tax consequences. This summary is not intended to be, nor should it be construed to be, legal or tax advice. Investors are urged to consult their own tax advisors regarding the U.S. federal, state and local and the U.K. and other tax consequences of their purchase, ownership and disposition of ordinary shares and ADSs. This discussion does not apply to any person who is not a U.S. holder or to any person who does not hold ordinary shares or ADSs.

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
     Dividends paid to a non-corporate U.S. holder for taxable years that begin before January 1, 2011 that constitute qualified dividend income generally will be taxable to the U.S. holder at a maximum tax rate of 15% provided that the ordinary shares or ADSs are held by such U.S. holder for more than 60 days during the 121-day period beginning 60 days before the date that the relevant share or ADS becomes ex-dividend with respect to such dividend and the U.S. holder meets other holding period requirements. For this purpose, “qualified dividend income” generally includes dividends received from a U.S. corporation, as well as from a qualified foreign corporation. A “qualified foreign corporation” is generally defined as (i) a foreign corporation incorporated in a possession of the United States, (ii) a foreign corporation that is eligible for benefits of a comprehensive income tax treaty with the United States which the U.S. Treasury determines is satisfactory and which includes an exchange of information program, or (iii) a foreign corporation if the stock with respect to which such dividend is paid is readily tradable on an established securities market in the United States. However, a qualified foreign corporation does not include a “passive foreign investment company” — see discussion below entitled “Passive Foreign Investment Company Rules.” The U.S. Internal Revenue Service (the “IRS”) has determined that the Income Tax Convention meets the above treaty test. The Company’s ordinary shares will not be considered readily tradable on an established securities market in the United States. U.S. Treasury Department guidance indicates that the Company’s ADSs, which are listed on the NASDAQ Global Market, are readily tradable on an established securities market in the United States. There can be no assurance that the Company’s ADSs will be considered readily tradable on an established securities market in later years. U.S. holders should consult their own tax advisors on the eligibility of any dividends paid by us as “qualified dividend income” and any reduced rates of taxation.
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
     Stamp Duty and Stamp Duty Reserve Tax
     If ordinary shares are transferred to the Depositary under the Deposit Agreement, the Depositary may charge the U.S. holder who receives the ADSs representing those shares for the U.K. stamp duty or Stamp Duty Reserve Tax (“SDRT”) owed at a rate of 1.5% of the market value of those shares (such market value potentially being rounded up to the nearest multiple of £5.00. No SDRT will be payable on an agreement to transfer ADSs, nor will stamp duty be payable on transfer of the ADSs, provided, among other requirements, that the instrument of transfer is executed outside the United Kingdom and subsequently remains at all times outside the United Kingdom. If the Depositary transfers the underlying ordinary shares to a U.S. holder who owned ADSs representing such ordinary shares, such U.S. holder will pay duty at a rate of £5.00 per transfer. If the Depositary transfers the underlying ordinary shares to a purchaser at the direction of a U.S. holder who owned ADSs representing such ordinary shares, such purchaser will pay duty at a rate of 0.5% of the purchase price (such price being rounded up to the nearest multiple of £5.00).
     If an owner of ordinary shares transfers his or her shares to another person through the use of a transfer document executed in or brought into the United Kingdom, the purchaser usually pays the stamp duty at a rate of 0.5% (the price being rounded up to the nearest multiple of £5.00). When ordinary shares are transferred without the use of a transfer document, stamp duty does not apply. Instead, the purchaser pays SDRT at a rate of 0.5% of the purchase price. If stamp duty is subsequently paid on the transfer, SDRT may, in certain circumstance, be refunded.
Documents on Display
     It is possible to read and copy documents referred to in this Annual Report that have been filed with the SEC at the SEC’s Office of Investor Education and Assistance located at 100 F Street, N.E., Washington, DC 20549. Please call the SEC at 1(800) SEC-0330 or send an e-mail to PublicInfo@sec.gov for further information about obtaining documents and their copy charges. Certain documents are also on display at the Company’s offices at The Heath Business & Technical Park, Runcorn, Cheshire WA7 4QX.
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
Foreign currency risk
     The Company makes use of forward foreign currency contracts to fix a proportion of its expected U.S. dollar sales into sterling, thereby reducing uncertainty over the level of the Company’s cash inflows from sales when reported in sterling. Typically in fiscal 2007, the Company took out forward contracts and options for anticipated U.S. dollar receipts, in excess of U.S. dollar expenses, for a rolling period of 12 months. At March 31, 2007, the Company held such instruments amounting to $4,300,000, all of which mature within the following 12 months. The fair value of these instruments is disclosed in Note 22 to the Financial Statements attached hereto. While the Company has orders from its U.S. distributor for sales which will be denominated in U.S. dollars, under the terms of the contract, the precise value of the sale is not determinable until the point of sale.
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
Interest rate risk
     The Company finances its operations predominantly through cash and cash equivalents generated through operating activities, from the issuance of equity shares, and through finance leases. It is the Company’s policy to invest surplus cash on deposit for short or medium term periods. At March 31, 2007 and 2006, all cash reserves, as quantified in Note 17 to the Financial Statements attached as an exhibit hereto, were held overnight by financial institutions.
     The following table sets out the carrying value under IFRS by maturity, for each financial instrument that is exposed to interest rate risk at March 31, 2007.

	Amounts falling due:
		Between	Between	Between	Between
	Within	1 and 2	2 and 3	3 and 4	4 and 5	Over 5
	1 year	years	years	years	years	years	Total
	£’000	£’000	£’000	£’000	£’000	£’000	£’000
2007
Floating rate:
Cash at hand and in bank	1,216	—	—	—	—	—	1,216

Fixed rate:
Short term bank deposits	38,773	—	—	—	—	—	38,773
Derivative financial instruments	114	—	—	—	—	—	114
Bank overdrafts	—	—	—	—	—	—	—
Borrowings	(46)	(14)	(143)	—	—	—	(203)
6% Convertible unsecured loan notes	—	—	—	(2,100)	—	—	(2,100)
Obligations under finance lease	(1,048)	(892)	(603)	(553)	(241)	—	(3,337)
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
Fair values of financial assets and financial liabilities
     The fair values of the Company’s borrowings and liability component of the 6% convertible unsecured loan notes are disclosed in Notes 19 and 20 to the Financial Statements attached as an exhibit hereto. The Company considers that there is no material difference between the book values and fair values of its remaining financial assets and liabilities as at March 31, 2007. Fair values have been calculated by discounting cash flows at prevailing interest rates.

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
ITEM 15T. CONTROLS AND PROCEDURES
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
Management’s Report on Internal Control over Financial Reporting
     Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). The Company’s internal control over financial reporting is a process designed under the supervision of and with the participation of our management, including our principal executive officer and principal financial officer, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s financial statements for external reporting purposes in accordance with IFRS and the required reconciliation to U.S. GAAP. As of the end of the 2007 fiscal year, management conducted an assessment of the effectiveness of internal control over financial reporting in relation to criteria for effective internal control over financial reporting described in “Internal Control — Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission and in accordance with the Internal Control Revised Guidance for Directors on the Combined Code (Turnbull). Based on this assessment, our management concluded that our internal control over financial reporting was effective as of March 31, 2007.
     Management’s evaluation of and conclusion regarding the effectiveness of our internal control over financial reporting excludes the internal control over financial reporting of Protherics Salt Lake City Inc. (formerly MacroMed, Inc.), which was acquired on January 3, 2007 (as described in Note 28 of Notes to Consolidated Financial Statements). The acquisition of MacroMed, Inc. contributed approximately 0.1% of the Company’s total revenue for the year ended March 31, 2007 and accounted for approximately 20% of the Company’s net assets as of March 31, 2007. Management plans to fully integrate Protherics Salt Lake City, Inc. into the Company’s internal control over financial reporting during fiscal 2008.

     There has been no change in our internal control over financial reporting during our fiscal year ended March 31, 2007 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
     This Annual Report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to transition rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this Annual Report.
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
     Our Board of Directors has determined that Mr. Garry Watts, the Chairman of our Audit Committee, meets the requirement of an “Audit Committee Financial Expert” as defined by the Securities and Exchange Commission. Mr. Watts was appointed to the Audit Committee on February 2, 2004. Our board of directors has determined that Mr. Watts is “independent” as that term is defined in the NASDAQ listing standards applicable to audit committee members and as required by the Securities Exchange Act of 1934, and the rules and regulations of the Securities and Exchange Commission thereunder.
ITEM 16B. CODE OF ETHICS
     The Board of Directors has adopted a Code of Ethics applicable to the Chief Executive Officer, Finance Director and Financial Controller. A copy of this Code of Ethics is available on the Company’s website at www.protherics.com.
     In addition, the Company complied with the provisions of the Financial Reporting Council Combined Code on Corporate Governance issued in July 2003 (“Combined Code”) throughout the year ended March 31, 2007 except for Provision B.2.1:
•	Jacques Gonella is a member of the Remuneration Committee and is not considered by the Board to be an independent non-executive director due to the material business relationship he has had with the Company as a non-executive director and shareholder of MacroMed, Inc., a company acquired by Protherics in January 2007. The Board believes Dr. Gonella brings substantial knowledge and experience of the pharmaceutical business, which assists the Committee in discharging its duties. The remaining members of the Committee are considered by the Board to be independent non-executive directors.
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
     The following summarizes the audit and non-audit fees paid to the Company’s independent auditors, for the years ended March 31, 2007, 2006 and 2005. During the year ended March 31, 2007, KPMG Audit Plc replaced PricewaterhouseCoopers LLP as auditors of the Company. The table includes remuneration earned during the period each party held the position of auditor.

	2007			2006	2005

	KPMG Audit Plc	PwC LLP	Total	PwC LLP	PwC LLP
	£’000	£’000	£’000	£’000	£’000

Audit fees	174	61	235	101	101
Audit related fees	10	—	10	36	30
Tax fees	26	54	80	117	52
All other fees	249	—	249	—	80

	459	115	574	254	263

     In addition to the above, PricewaterhouseCoopers LLP earned £43,000 following their resignation from services related to corporate finance transactions.

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
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
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

(B)	Exhibits

Exhibit
Number	Exhibit Title

1.1	Articles of Association of Protherics PLC, as amended on July 26, 2007 (*)

1.2	Memorandum of Association of Protherics PLC (6)

2.1	Instrument constituting 6 per cent. Unsecured Convertible Loan Notes 2010 (3)

2.2	Instrument constituting Unsecured Convertible Loan Notes 2026 (1)

4.1	Patent and Know-how Licence Agreement, dated April 2, 2001, between Protherics Molecular Design Limited and Enfer Technology Limited (5)

4.2	Distribution Agreement, dated October 11, 1997, between Therapeutic Antibodies Inc. and Altana, Inc. (7)

4.3	First Amendment to the Distribution Agreement, dated October 25, 1999, between Altana, Inc. and Protherics (6)

4.4	Amendment No. 1 to Distribution Agreement, dated September 12, 2000, between Altana, Inc. and Protherics (6) (+)

4.5	Amendment No. 3 to Distribution Agreement, dated February 2002, between Altana Inc. and Protherics (4)

4.6	First Amended and Restated Product Agreement, dated March 31, 2000, between Swedish Orphan AB and Protherics Inc. (6)

4.7	Manufacturing Agreement, dated March 19, 2003, between Protherics UK Limited and Chesapeake Biological Laboratories Inc (4)

4.8	Memorandum of Lease, dated August 1, 1995, between Minister for Primary Industries, as Lessor, and TAb Australasia Pty. Limited, as Lessee (11)

4.9	Patent and Know-how Licence Agreement, dated December 7, 2005, between Protherics Inc., Protherics UK Limited and AstraZeneca Ireland Operations (a branch in Ireland of AstraZeneca UK Limited) (1)(+)

4.10	Asset Sale and Purchase Agreement, dated June 6, 2006, between CoVaccine B.V., Protherics Molecular Design Limited and Protherics PLC (1)(+)

4.11	Agreement and Plan of Merger and Reorganization dated as of December 7, 2006, by and among Protherics PLC, MacroMed Acquisition Corp. and MacroMed, Inc. *(+)

4.12	Amendment No. 1 to the Agreement and Plan of Merger and Reorganization, dated January 3, 2007, between Protherics PLC, MacroMed Acquisition Corp. and MacroMed, Inc.*

4.13	Exclusive License Agreement, dated December 15, 2004, between MacroMed, Inc. and Diatos SA*(+)

Exhibit
Number	Exhibit Title

4.14	Restated License and Supply Agreement, dated June 20, 2006, between Samyang Genex Corporation and MacroMed, Inc.*(+)

4.15	Collaboration Agreement, dated December 6, 2006, between Protherics Medicines Development Limited and Advance In Vitro Cell Technologies S.L.*(+)

4.16	License Agreement, dated December 7, 2006, between Protherics Medicines Development Limited and Glenveigh Pharmaceuticals, LLC, Glenveigh Research, LLC, C. David Adair, M.D., CDA Royalty Investors, LLC, and CDA Licensing Administrators, LLC.*(+)

4.17	Proteus Approved Executive Share Option Scheme (7)

4.18	Proteus Unapproved Share Option Scheme (7)

4.19	Proteus Savings-Related Share Option Scheme (7)

4.20	Option Deed, dated December 22, 1999, between Protherics PLC and Andrew J. Heath (6)

4.21	Protherics PLC 2005 Long-Term Incentive Plan (1)

4.22	Protherics PLC Performance Share Plan (1)

4.23	Protherics PLC 2005 Deferred Bonus Plan (1)

4.24	U.S. Sub-plan to Protherics PLC 2005 Deferred Bonus Plan (1)

4.25	Protherics PLC 2005 Executive Share Option Plan (1)

4.26	The Protherics PLC Company Share Option Plan for Therapeutic Antibodies Inc. Employees adopted on January 27, 2000 (6)

4.27	Employment Agreement, dated November 13, 2001, between Protherics Inc. and Andrew J. Heath (5)

4.28	Employment Agreement, dated November 13, 2001, between Protherics PLC and Andrew J. Heath (5)

4.29	Employment Agreement, dated July 13, 1995, between Protherics PLC and Barry M. Riley (5)

4.30	Employment Agreement, dated July 13, 1995, between Protherics PLC and James C. Christie (5)

4.31	Employment Agreement, dated June 8, 2007, between Protherics Inc and Saul Komisar *

4.32	Letter of Appointment dated May 24, 2007, between Protherics PLC and Stuart M.Wallis *

4.33	Consultancy Agreement, dated May 24, 2007, between Protherics PLC and Stuart M. Wallis *

4.34	Letter of Appointment dated January 19, 2004, between Protherics PLC and Garry Watts (2)

4.35	Letter of Appointment dated February 23, 2004, between Protherics PLC and John R. Brown (2)

4.36	Letter of Appointment dated July 21, 2005, between Protherics PLC and Bryan G. Morton (1)

Exhibit
Number	Exhibit Title

4.37	Letter of Appointment dated January 24, 2007, between Protherics PLC and Jacques Gonella *

8.1	List of Subsidiaries*

11.1	Code of Ethics (2)

12.1	Certification pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

12.2	Certification pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

13	Certifications pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934, as amended, and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

*	Filed herewith

(+)	Portions of this exhibit have been omitted pursuant to a request for confidential treatment and have been filed separately with the Commission.

(1)	Incorporated by reference to exhibits filed with the Company’s Annual Report on Form 20-F, filed on July 31, 2006.

(2)	Incorporated by reference to exhibits filed with the Company’s Annual Report on Form 20-F, filed on July 25, 2005.

(3)	Incorporated by reference to exhibits filed with the Company’s Annual Report on Form 20-F, filed on September 30, 2004.

(4)	Incorporated by reference to exhibits filed with the Company’s Annual Report on Form 20-F, filed on September 30, 2003.

(5)	Incorporated by reference to exhibits filed with the Company’s Annual Report on Form 20-F, filed on September 30, 2002.

(6)	Incorporated by reference to exhibits filed with the Company’s Annual Report on Form 20-F, filed on September 27, 2001.

(7)	Incorporated by reference to exhibits filed with the Company’s Registration Statement on Form F-4, filed on August 16, 1999, File No. 333-85347.

(8)	Incorporated by reference to exhibits filed with the Quarterly Report on Form 10-Q/A, filed by Therapeutic Antibodies Inc. on October 16, 1996, File No. 000-25978.

(9)	Incorporated by reference to exhibits filed with the Annual Report on Form 10-K, filed by Therapeutic Antibodies Inc. on March 31, 1998, File No. 000-25978.

(10)	Incorporated by reference to exhibits filed with the Annual Report on Form 10-K filed by Therapeutic Antibodies Inc. on March 31, 1999, File No. 000-25978.

(11)	Incorporated by reference to exhibits filed by Therapeutic Antibodies Inc. with its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1995, File No. 0-25978.

SIGNATURES
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

August 6, 2007	PROTHERICS PLC
	By:	/s/ Barrington M. Riley
Barrington M. Riley
Finance Director

Report of the Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Protherics PLC
We have audited the accompanying consolidated balance sheet of Protherics PLC as of 31 March 2007, and the related consolidated statements of income, cash flows, and recognised income and expense for the year ended 31 March 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Protherics PLC as of 31 March 2007, and the results of its operations and its cash flows for the year ended 31 March 2007, in conformity with International Financial Reporting Standards as adopted by the European Union.
International Financial Reporting Standards as adopted by the European Union vary in certain significant respects from U.S. Generally Accepted Accounting Principles. Information relating to the nature and effect of such differences is presented in note 33 to the consolidated financial statements.
KPMG Audit Plc
Manchester, United Kingdom
6 August 2007

Report of the Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Protherics PLC
In our opinion, the accompanying balance sheet and related statements of income, of recognised income and expense and of cash flows present fairly, in all material respects, the financial position of Protherics Plc and its subsidiaries at 31 March 2006, and the results of their operations and their cash flows for each of the two years in the period ended 31 March 2006, in conformity International Financial Reporting Standards as adopted by the European Union. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
International Financial Reporting Standards as adopted by the European Union vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 33 to the consolidated financial statements.
As described in note 2 to the accounts, the Company has changed the manner in which it accounts for financial instruments under International Financial Reporting Standards as of 1 April 2005.
PricewaterhouseCoopers LLP
London, United Kingdom
25 July 2006

Income Statements
for the year ended 31 March 2007

		2007	2006	2005
	Notes	£’000	£’000	£’000
Revenue	4	31,119	17,709	18,839
Cost of sales

Cost of sales excluding exceptional closedown costs		(11,334)	(9,930)	(8,744)
Exceptional closedown costs	6	—	(1,362)	—

Total cost of sales		(11,334)	(11,292)	(8,744)

Gross profit		19,785	6,417	10,095

Administrative expenses:
Research and development		(13,978)	(6,747)	(4,575)
General & administrative		(10,161)	(9,203)	(7,178)

Total administrative expenses		(24,139)	(15,950)	(11,753)

Operating loss	6	(4,354)	(9,533)	(1,658)

Finance income	8	1,155	401	236
Finance costs	9	(417)	(431)	(655)

Loss before tax		(3,616)	(9,563)	(2,077)
Tax	10	259	75	296

Loss for the year	25	(3,357)	(9,488)	(1,781)

		Pence	Pence	Pence
Basic and diluted loss per share	11	(1.2)	(3.8)	(0.8)
The results relate to continuing operations.
Statements of Recognised Income and Expense
for the year ended 31 March 2007

	2007	2006	2005
	£’000	£’000	£’000
Exchange differences on translation of foreign operations	749	(158)	(33)

Net income / (expense) recognised directly in equity	749	(158)	(33)

Loss for the year	(3,357)	(9,488)	(1,781)

Total recognised expense for the year	(2,608)	(9,646)	(1,814)
Adjustments arising on first time adoption of IAS 32 and IAS 39	—	211	—

Total losses recognised since last financial statements	(2,608)	(9,435)	(1,814)

All recognised income and expense is attributable to equity shareholders.
The notes on pages F-6 to F-47 form part of these financial statements.

Balance Sheets
at 31 March 2007

		2007	2006
	Notes	£’000	£’000
Non-current assets
Goodwill	12	10,878	9,199
Intangible assets	13	19,652	1,060
Property, plant and equipment	14	9,987	8,109
Deferred tax asset	10	99	206

		40,616	18,574

Current assets
Inventories	15	10,707	10,887
Financial assets	22	114	—
Tax receivables		773	717
Trade and other receivables	16	15,066	4,520
Cash and cash equivalents	17	39,989	25,438

		66,649	41,562

Total assets		107,265	60,136

Current liabilities
Trade and other payables	18	14,037	15,722
Current tax liabilities		273	278
Financial liabilities:
Obligations under finance leases	21	1,048	623
Bank overdrafts and loans	19	46	37
Derivative instruments	22	—	136

		15,404	16,796

Non-current liabilities
Trade and other payables	18	10,844	13,081
Financial liabilities:
Borrowings	19	157	222
Convertible loan notes	20	2,100	2,469
Obligations under finance leases	21	2,289	1,216

		15,390	16,988

Total liabilities		30,794	33,784

Net assets		76,471	26,352

Shareholders’ equity
Share capital	23	6,783	5,186
Share premium account	24	135,951	86,770
Shares to be issued	25	1,289	—
Merger reserve	25	51,163	51,163
Equity reserve	25	220	263
Cumulative translation reserve	25	558	(191)
Retained earnings	25	(119,493)	(116,839)

Total equity		76,471	26,352

The financial statements were approved by the Board of Directors and authorised for issue on 6 August 2007. They were signed on its behalf by:
B M Riley
Director
The notes on pages F-6 to F-47 form part of these financial statements.

Cash Flow Statements
for the year ended 31 March 2007

		2007	2006	2005
	Notes	£’000	£’000	£’000
Cash flows from operating activities

Cash (outflow) / inflow from operations	31	(16,051)	12,609	(3,054)
Income tax paid		—	(50)	(79)
Income tax received		293	5	332

Net cash (outflow) / inflow from operating activities		(15,758)	12,564	(2,801)

Investing activities
Interest received		1,155	401	236
Proceeds on disposal of property, plant and equipment		2	52	35
Purchases of property, plant and equipment		(1,242)	(1,989)	(1,001)
Purchases of other intangible non-current assets		(4,092)	—	(191)
Acquisition of subsidiary, net of cash acquired		(374)	—	—
Capital grants received		—	250	10

Net cash (used in) investing activities		(4,551)	(1,286)	(911)

Financing activities
Interest paid		(170)	(257)	(494)
Interest paid on finance leases		(213)	(133)	(131)
Repayment of borrowings		(36)	(171)	(336)
Repayments of finance leases		(837)	(582)	(490)
Proceeds from issue of loan note		30	—	—
Proceeds from issue of shares		36,162	8,049	9,161

Net cash inflow from financing activities		34,936	6,906	7,710

Net increase in cash and cash equivalents		14,627	18,184	3,998

Cash and cash equivalents at the beginning of year		25,438	7,242	3,253

Effect of foreign exchange rate changes		(76)	12	(9)

Cash and cash equivalents at the end of year	17	39,989	25,438	7,242

The notes on pages F-6 to F-47 form part of these financial statements.

     1 General Information
Protherics PLC is a company incorporated in the United Kingdom under the Companies Act 1985.
The financial information set out below does not constitute the Company’s statutory accounts for the years ended 31 March 2007, 2006 or 2005. Statutory accounts for 2005 and 2006 have been delivered to the registrar of companies, and those for 2007 will be delivered in due course. The Auditors have reported on those accounts; their report was (i) unqualified, (ii) did not include a reference to any matters to which the Auditors drew attention by way of emphasis without qualifying their report and (iii) did not contain a statement under section 237(2) or (3) of the Companies Act 1985.
These financial statements are presented in Sterling because that is the currency of the primary economic environment in which the Company operates. Foreign operations are included in accordance with the policies set out in note 2.
These financial statements were approved for issue by the Board of Directors on 6 August 2007. At the date of authorisation of these financial statements, the following Standards and Interpretations, which have not yet been applied in these financial statements, were in issue but not yet effective:
•	IFRS 7, Financial Instruments: Disclosures; and the related amendment to IAS 1, Presentation of Financial Statements on Capital Disclosures.

•	IFRS 8, Operating Segments.
The Directors anticipate that the adoption of these Standards and Interpretations in future years will have no material impact on the financial statements of the Company except for additional disclosures when the relevant Standards come into effect for periods commencing on or after 1 April 2007.
     2 Accounting Policies
The principal accounting policies adopted in the preparation of these financial statements are set out below. These policies have been consistently applied to all years presented unless otherwise stated.
Basis of accounting
The Company financial statements have been prepared in accordance with International Financial and Reporting Standards as adopted by the European Union (“IFRS”).
The financial information presented on pages F-3 to F-47 has been prepared based on IFRS as adopted by the European Union, including International Accounting Standards (“IAS”) and Interpretations issued by the International Accounting Standards Board (“IASB”) and the International Financial Reporting Interpretations Committee (“IFRIC”) of the IASB that are relevant to its operation and effective for accounting periods beginning on 1 April 2006.
The financial statements have been prepared under the historical cost convention as modified by the revaluation of certain financial assets and liabilities. A summary of the more important policies are set out below.
The preparation of financial statements in conformity with IFRS as adopted by the European Union requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management’s best knowledge of the amount, events or actions, actual results ultimately may differ from those estimates.

Basis of consolidation
The consolidated financial statements of Protherics PLC incorporate the financial statements of the Company and all entities over which it can exercise control (its “subsidiaries”). Control is achieved by the power to govern the financial and operating policies of the subsidiary so as to obtain benefits from it’s activities, and generally accompanies a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are de-consolidated from the date on which control ceases.
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
On consolidation, the results of operations that have a functional currency different from the Company’s functional currency are translated at the average rate of exchange during the year and their balance sheets at the rates ruling at the date of the balance sheet. Exchange differences arising on translation from 1 April 2004 are taken directly to a separate component of equity, the cumulative translation reserve.
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

•	Upfront and milestone payments

Non-refundable upfront and milestone payments are deferred and recognised over the period of the earnings process (see note 3).

•	Outlicensed product royalties

Royalty income is generated by sales of products incorporating the Company’s proprietary technology. Royalty revenues are recognised once the amounts due can be reliably estimated based on the sale of underlying products and collectibility is assured.
Research and development expenditure
Research expenditure is recognised as an expense as incurred. Expenditure incurred on development projects (relating to the design and testing of new or improved products) is recognised as intangible assets when it is probable that the project will generate future economic benefit, considering factors including its commercial and technological feasibility, status of regulatory approval, and the ability to measure costs reliably. Other development expenditures are recognised as an expense as incurred. Development expenditure previously recognised as an expense is not recognised as an asset in a subsequent period. Development expenditure that has a finite useful life and which has been capitalised is amortised from the commencement of the commercial production of the product on a straight line basis over the period of its expected benefit.
No development expenditure has been capitalised in either the current or prior two years.
Exceptional items
The Company defines exceptional items as those items which are not expected to occur frequently and by their nature or size, would distort the comparability of results from year to year.
Finance income and costs
Finance income comprises of income on funds invested and is recognised as it accrues using the effective interest method.
Finance costs comprise interest expenses on borrowings and are recognised in the income statement using the effective interest method.
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
Intangible fixed assets – Other
Purchased trademarks, licenses and customer lists are recognised at cost on acquisition and are subject to amortisation over their useful life from the point at which the asset is available for use. The amortisation charge is calculated on a straight-line basis over their estimated useful lives (currently a maximum of 10 years).
Property, plant and equipment
Land and buildings comprise mainly factories and offices. All property, plant and equipment is shown at cost less subsequent depreciation and impairment losses, except for land, which is shown at cost less impairment. Cost includes expenditure that is directly attributable to the acquisition of the items.
Subsequent costs are included in an asset’s carrying amount only when it is probable that future economic benefits associated with the asset will flow to the Company and the cost of the asset can be measured reliably.
Depreciation on assets is calculated using the straight-line method to allocate the cost of each asset less its residual value over its estimated useful life as follows:

Buildings and improvements	5% to 10% per year
Plant and machinery	10% to 15% per year
Computer equipment and software	20% to 33% per year
Fixtures, fittings and motor vehicles	20% to 25% per year

The assets’ residual values and useful lives are reviewed and adjusted as appropriate at each balance sheet date.
Assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. An asset’s carrying amount is written down immediately to its recoverable amount if the carrying amount exceeds the higher of the asset’s fair value less cost to sell and value in use. Any impairment charge is recorded in the income statement.
Gains and losses on disposals are determined by comparing proceeds with the carrying amount. These are included in the income statement. Borrowing costs incurred during the construction of assets are expensed as incurred.
Impairment of tangible and intangible assets
The Company reviews the carrying amounts of its tangible assets and intangible assets with finite lives when events or circumstances indicate the carrying value may be impaired, whilst goodwill with an indefinite life is reviewed for impairment on an annual basis. In performing such reviews, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where the asset does not generate cash flows that are independent from other assets, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs. An intangible asset with an indefinite life is tested for impairment annually and whenever there is an indication that the asset may be impaired.
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
The tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in the income statement because it excludes items of income and expense that are taxable or deductible in other periods and it further excludes items that are never taxable or deductible. The Company’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.
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
The carrying amount of deferred tax assets is reviewed at each balance sheet date and is reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow the asset to be recovered.
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
Grants
Government grants towards staff re-training costs are recognised as income over the periods in which the related costs are incurred and are deducted in reporting the related expense.
Government grants relating to property, plant and equipment are treated as deferred income and released to the income statement over the useful lives of the assets concerned.
Pensions
The Company operates a defined contribution retirement benefit scheme for all members of staff who wish to participate. The funds of the scheme are administered by trustees and are independent of the Company’s finances. The Company’s contributions are charged in the income statement as they fall due.
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
The share options granted have varying market based performance criteria required for the option to vest and these are considered in the method of measuring the fair value. Where it is considered appropriate, the fair value is measured using the Black-Scholes model. Where complex market based performance criteria exist, a simulation model has been used, based on the same underlying methodology as the Black-Scholes model, to establish the fair value on grant.
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
Derivative financial instruments
The Company’s activities expose it primarily to the financial risks of changes in foreign currency exchange rates. The Company uses foreign exchange forward contracts and options to hedge these exposures. The Company does not use derivative financial instruments for speculative purposes. The use of financial derivatives is in accordance with the Company’s policies approved by the Board of Directors, which is to hedge the foreign currency exposure from the expected US dollar sales on a rolling 12 month basis.
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
Following the adoption of IAS 32 and IAS 39 on 1 April 2005, these derivatives do not satisfy the requirements to utilise hedge accounting. As a consequence, these derivatives are initially recognised and measured at fair value on the date the derivative contracts are entered into and subsequently measured at fair value. The changes in fair value of these derivative financial instruments are recognised in the income statement as they arise.
Cash and cash equivalents
For the purpose of the cash flow statement, cash and cash equivalents includes cash in hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less, and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities on the balance sheet.
Financial guarantees
Where the Company enters into financial guarantee contracts to guarantee the indebtedness of other companies within its group, the Company considers these to be insurance arrangements, and accounts for them as such. In this respect, the Company treats the guarantee contract as a contingent liability until such time as it becomes probable that the Company will be required to make a payment under the guarantee.
Financial risk management
The Company’s multinational operations expose it to a variety of financial risks that include the effects of changes in foreign exchange rates, credit risks and liquidity risks. The Company undertakes procedures which aim to reduce uncertainty in the financial performance of the Company which are discussed below:
•	Foreign exchange risk

A significant element of the Company’s revenue is denominated in US dollars whilst much of its cost base in the provision of these products is denominated in Sterling. The Company enters into economic hedges to manage cash flows in the form of foreign exchange contracts and similar derivatives which typically extend for 12 months and cover 70 to 100% of anticipated requirements.

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

•	Interest rate risk

The Company seeks to mitigate partially against increased interest rates whilst maintaining a degree of flexibility to benefit from decreasing rates of interest by holding a mix of fixed and floating rate liabilities.
     3 Critical Accounting Judgement
In the process of applying the Company’s accounting policies, described in note 2, management has made the following judgements that have had the most significant effect on the amounts recognised in the financial statements.
Revenue recognition
As described in note 2, it is the Company’s policy to recognise non-refundable upfront payments over the period of the earnings process. During the prior year, the Company received £16,300,000 from AstraZeneca UK Ltd in a Patent and License Know How agreement. These monies are non-refundable and are being recognised as revenue as the varying obligations within the contract are being satisfied, estimated to be over a period of seven years. During the current year, the Company earned a £10,000,000 milestone from AstraZeneca UK Ltd which has been recognised as revenue in the year since the earnings process for the milestone had been completed.
In determining the revenue recognition period, management considered the detailed criteria for the recognition of revenue per IAS 18, Revenue, and is satisfied that all requirements have been met by the Company.
Acquisitions
Judgements have been made in respect of the identification of intangible assets based on pre-acquisition forecasts, analysis and negotiations. In addition to the judgements and estimates made in establishing the intangible assets acquired and their value, in certain instances, these assets are in development and are only amortised once the development phase has been completed, although these assets are subjected to impairment review in accordance with the accounting policy described in note 2.
     4 Revenue
An analysis of the Company’s revenue is as follows:

	2007	2006	2005
	£’000	£’000	£’000
Sale of products	18,504	16,221	17,945
Revenue in respect of product development	12,213	976	—
Other	125	72	182

	30,842	17,269	18,127
Outlicensed product royalties	277	440	712

	31,119	17,709	18,839
Finance income	1,155	401	236

	32,274	18,110	19,075

     5 Segmental Reporting
For management purposes, the Company is organised into two operating segments, the sale, manufacture and development of pharmaceutical products and royalties arising from outlicensed technology. These divisions are the basis on which the Company reports its primary segment information.
The revenue and costs of each segment are clearly identifiable and allocated to each segment accordingly. There are no inter-segmental revenues. The exceptional item shown within cost of sales for the year ended 31 March 2006 is included within the sale, manufacture and development of pharmaceutical products operating segment.
Business segments

	2007
	Sale, manufacture
	and development	Outlicensed
	of pharmaceutical	product
	products	royalties	Total
	£’000	£’000	£’000
Continuing operations

Revenue	30,842	277	31,119

Segment result	(4,621)	267	(4,354)

Finance income			1,155
Finance costs			(417)

Loss before tax			(3,616)
Tax			259

Loss for the year attributable to equity shareholders			(3,357)

Segment assets	67,182	94	67,276
Unallocated assets			39,989

			107,265

Segment liabilities	(30,727)	(67)	(30,794)

Other segment items:

Capital expenditure (note 14)	3,278	—	3,278

Depreciation (note 14)	1,373	—	1,373

Amortisation of intangible assets (note 13)	135	—	135

	2006
	Sale, manufacture
	and development of	Outlicensed
	pharmaceutical	product
	products	royalties	Total
	£’000	£’000	£’000
Continuing operations

Revenue	17,269	440	17,709

Segment result	(9,961)	428	(9,533)

Finance income			401
Finance costs			(431)

Loss before tax			(9,563)
Tax			75

Loss for the year attributable to equity shareholders			(9,488)

Segment assets	34,566	132	34,698
Unallocated assets			25,438

			60,136

Segment liabilities	(33,709)	(75)	(33,784)

Other segment items:

Capital expenditure (note 14)	2,629	—	2,629

Depreciation (note 14)	1,391	—	1,391

Amortisation of intangible assets (note 13)	114	—	114

	2005
	Sale, manufacture
	and development of	Outlicensed
	pharmaceutical	product
	products	royalties	Total
	£’000	£’000	£’000
Continuing operations

Revenue	18,127	712	18,839

Segment result	(2,345)	687	(1,658)

Finance income			236
Finance costs			(655)

Loss before tax			(2,077)
Tax			296

Loss for the year attributable to equity shareholders			(1,781)

Segment assets	33,878	204	34,082
Unallocated assets			7,270

			41,352

Segment liabilities	(15,121)	(262)	(15,383)

Other segment items:

Capital expenditure	1,937	—	1,937

Depreciation	1,464	—	1,464

Amortisation of intangible assets	111	—	111

Geographical segments
The Company’s operations are located in the UK, United States and Australia. The UK is the home country of the parent.
The following table provides an analysis of the Company’s sales by geographical market, irrespective of the origin of the goods / services, along with the carrying amount of segment assets and capital expenditure (on both property, plant and equipment and intangible assets):

	Revenue			Segment assets			Capital expenditure
	2007	2006	2005	2007	2006	2005	2007	2006	2005
	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000
Continuing operations:

United Kingdom	1,905	1,562	1,322	74,551	27,905	24,998	2,396	2,194	973
United States	29,190	16,087	17,466	(493)	(5,015)	(3,198)	215	17	652
Australia	24	60	51	2,413	3,462	4,169	667	418	312

	31,119	17,709	18,839	76,471	26,352	25,969	3,278	2,629	1,937

     6 Operating Loss
Operating loss has been arrived at after charging / (crediting):

	2007	2006	2005
	£’000	£’000	£’000
Net foreign exchange (gains) / losses	(754)	454	(128)
Research and development expenditure	13,978	6,747	4,575
Inventories:
Cost of inventories recognised as expense	11,192	11,193	8,732
Depreciation of property, plant and equipment:
Owned assets	870	1,154	1,294
Assets owned under finance leases	503	237	170
Amortisation of purchased intangible fixed assets	135	114	111
Operating leases – rentals payable:
Plant and equipment	15	25	24
Other	529	463	547
Loss on disposal of tangible fixed assets	634	108	162
Repairs and maintenance expenditure on property, plant and equipment	653	595	406
Amortisation of government grants	(111)	(78)	(48)
Government grants towards training costs	(25)	(11)	(3)
Exceptional closedown costs (within cost of sales) (1)	—	1,362	—

(1)	During the year ended 31 March 2006, the Company completed a major upgrade and expansion of its manufacturing facility in Wales. During this phase of the work, the facility was shutdown for a substantial part of the year incurring £1,362,000 of expenditure which, under normal circumstances would have been absorbed into stock manufactured during the year. These costs had no effect on the tax credit for the period.

The analysis of Auditors’ remuneration is as follows:

	2007		2006		2005
	KPMG
	Audit	PwC		PwC	PwC
	Plc	LLP	Total	LLP	LLP
	£’000	£’000	£’000	£’000	£’000
Fees payable to the Company’s Auditors for the audit of the Company’s annual accounts	42	62	104	21	14

Fees payable to the Company’s Auditors and their associates for the audit of the Company’s annual consolidated accounts:
The audit of the Company’s subsidiaries pursuant to legislation	100	(2)	98	56	57
Other services pursuant to legislation	42	(1)	41	24	30
Tax services	26	54	80	117	52

Services relating to corporate finance transactions entered into or proposed to be entered into by or on behalf of the Company or any of its associates	239	—	239	—	—
Other services	10	—	10	34	109
Fees in respect of the audit of Company’s defined contribution pension scheme	—	2	2	2	1
During the year, KPMG Audit Plc replaced PricewaterhouseCoopers LLP as Auditors of the Company. The above table illustrates remuneration earned during the period each party held the position of auditor. In addition to the above, PricewaterhouseCoopers LLP earned £43,000 following their resignation from services related to corporate finance transactions.
Fees payable to the Company’s respective Auditors and their associates for non-audit services provided to the Company are not required to be disclosed because the consolidated financial statements are required to disclose such fees on a consolidated basis.
Of the fees earned by KPMG Audit Plc in relation to corporate finance transactions, £107,000 form part of the assets acquired and £132,000 has been charged to the share premium account.
     7 Staff Costs
The average number of persons, including Directors, employed by the Company during the year was:

	2007	2006	2005
	Number	Number	Number
Management	38	35	34
Administration	35	27	25
Research and production	164	135	153

	237	197	212

Their total remuneration was:

	£’000	£’000	£’000
Salaries	8,861	6,849	6,298
Social security costs	749	649	553
Pension costs	714	629	603

	10,324	8,127	7,454

The Company operates a defined contribution pension scheme for the benefit of all qualifying Executive Directors and employees. The assets of the scheme are held separately from those of the Company in funds under the control of the trustees. Where there are employees who leave the scheme prior to the contributions fully vesting in the scheme, the contributions paid by the Company are refunded.
Included within salaries above are bonuses of which £536,000 (2006: £397,000, 2005: £nil) will be paid into the Company’s defined contribution pension scheme.
Pension contributions of £87,000 (2006: £74,000, 2005: £66,000) were included in accruals at the year end for the Company.
In addition to the wages and salaries analysis above are the effects of the share-based compensation charge to the Company during the year of £703,000 (2006: £311,000, 2005: £237,000).
Key management compensation

	2007	2006	2005
	£’000	£’000	£’000
Salaries and short-term employee benefits	1,846	1,577	1,375
Post employment benefits	258	256	196
Compensation for loss of office	—	50	7

	2,104	1,883	1,578

In addition to the above, the charge to income in respect of share options for key management personnel was £491,000 (2006: £232,000, 2005: £123,000).
The key management figures given above include Directors.
Directors’ emoluments

	2007	2006	2005
	£’000	£’000	£’000
Aggregate emoluments:

Salaries and short-term employee benefits	1,145	942	865
Post employment benefits	165	202	149
Compensation for loss of office	—	50	7

	1,310	1,194	1,021

The remuneration of the Executive Directors is decided by the Remuneration Committee. Full details of the Directors’ remuneration and details of the Directors’ options, including gains made on the exercise of share options, is illustrated below:

		Compensation
	Fees/basic	for loss of	Benefits in	Annual	2007	2006	2005
	salary	office	kind	bonuses	Total	Total	Total
Name of Director	£’000	£’000	£’000	£’000	£’000	£’000	£’000
Executive
J C Christie	175	—	1	96	272	210	160
A J Heath	296	—	7	150	453	334	251
B M Riley	130	—	1	97	228	201	175
Non-executive
A Atkinson	—	—	—	—	—	47	103
J R Brown	30	—	—	—	30	30	21
M S Brown	—	—	—	—	—	—	7
J Gonella	4	—	—	—	4	—	—
D W Gration	—	—	—	—	—	20	28
B G Morton	25	—	—	—	25	17	—
M Peagram	—	—	—	—	—	—	—
S M Wallis	70	—	33	—	103	103	103
G Watts	30	—	—	—	30	30	24

	760	—	42	343	1,145	992	872

A Atkinson, M S Brown, D W Gration and M Peagram did not serve as Directors during the year (resigned on 19 April 2005, 16 April 2004, 20 July 2005 and 16 April 2004 respectively).
The fees in respect of S M Wallis include £35,000 paid to his management company (2006: £35,000, 2005: £35,000). The fees and termination payments in respect of A Atkinson include £nil (2006: £41,000, 2005: £83,000) paid to a company controlled by him.
Benefits in kind reflect the provision of private healthcare with the exception of S M Wallis for whom a fully expensed car is provided.
The fees/basic salary excludes entitlements waived by A J Heath and B M Riley of £36,000 and £46,000 respectively (2006: £100,000 and £30,000 respectively, 2005: £70,000 and £15,000 respectively). The Remuneration Committee determined that these sums be paid into their respective pension funds and they are included in the Directors’ Pension Entitlement table below.
A J Heath, B M Riley and J C Christie waived their right to receive a bonus under the DBP for the year ended 31 March 2007, and the Remuneration Committee have determined that an amount to be classified as a bonus be paid into the Company pension fund on their behalf. The amount paid was equal to the amount which would otherwise have been receivable under the DBP plus 10% thereof, being a portion of the saving to the Company as a result of the method of bonus payment. The annual bonus disclosure above includes the additional 10%. These amounts are not included in the Directors’ Pension Entitlement table below.
Executive Directors are entitled to accept appointments outside of the Company subject to Board approval. A J Heath is currently a Non-executive Director of XL TechGroup Inc. from which he received remuneration of £45,000 in the year ended 31 March 2007 (2006: £35,000, 2005: £nil). B M Riley is a Non-executive Director of TyraTech Inc. and S Komisar holds a non-executive position with Franklyn Synergy Bank. B M Riley and S Komisar did not receive remuneration from these appointments in the year to 31 March 2007 (2006 and 2005: same).

Directors’ pension entitlements
Three Directors were members of money purchase schemes during the year (2006: three, 2005: three). Contributions made by the Company in respect of such Directors were as follows:

	2007	2006	2005
	£’000	£’000	£’000
J C Christie	17	14	12
A J Heath	84	142	107
B M Riley	64	46	30

	165	202	149

Directors’ share options
Aggregate emoluments do not include any amounts for the value of options to acquire ordinary shares in the Company granted to or held by the Directors. None of the Directors exercised any options during the year ended 31 March 2007.
Details of the options held by Directors who served during the two years ended 31 March 2007 are as follows:

					At 31
	At 1 April			Cancelled	March	Exercise	Exercisable
	2006	Granted	Exercised	or expired	2007	price	from	to
Unapproved options
B M Riley	65,000	—	—	—	65,000	46.00	22 Jun 2001	21 Jun 2008
B M Riley	50,000	—	—	—	50,000	39.00	22 Dec 2002	21 Dec 2009
B M Riley	120,000	—	—	—	120,000	43.50	22 Feb 2004	21 Feb 2011
B M Riley	350,000	—	—	—	350,000	39.50	16 Jan 2005	15 Jan 2012
B M Riley	200,000	—	—	—	200,000	23.25	20 Jun 2006	19 Jun 2013
B M Riley	225,000	—	—	41,085	183,915	58.50	1 Mar 2007	28 Feb 2014
B M Riley*(1)	132,420	—	—	—	132,420	2.00	28 Feb 2008	27 Feb 2015
B M Riley*(2)	92,357	—	—	—	92,357	2.00	21 Dec 2008	20 Dec 2015
B M Riley*(3)	—	102,128	—	—	102,128	2.00	12 Jun 2009	11 Jun 2016
B M Riley*(4)	—	119,322	—	—	119,322	2.00	15 Dec 2009	14 Dec 2016
J C Christie	250,000	—	—	—	250,000	39.00	22 Dec 2002	21 Dec 2009
J C Christie	80,000	—	—	—	80,000	43.50	22 Feb 2004	21 Feb 2011
J C Christie	250,000	—	—	—	250,000	39.50	16 Jan 2005	15 Jan 2012
J C Christie	100,000	—	—	—	100,000	23.25	20 Jun 2006	19 Jun 2013
J C Christie	150,000	—	—	27,390	122,610	58.50	1 Mar 2007	28 Feb 2014
J C Christie*(1)	111,416	—	—	—	111,416	2.00	28 Feb 2008	27 Feb 2015
J C Christie*(2)	77,707	—	—	—	77,707	2.00	21 Dec 2008	20 Dec 2015
J C Christie*(3)	—	101,547	—	—	101,547	2.00	12 Jun 2009	11 Jun 2016
J C Christie*(4)	—	118,644	—	—	118,644	2.00	15 Dec 2009	14 Dec 2016
A J Heath	116,300	—	—	—	116,300	175.00	27 Jan 2000	29 Jun 2008
A J Heath	500,000	—	—	—	500,000	43.50	22 Feb 2004	21 Feb 2011
A J Heath	1,000,000	—	—	—	1,000,000	39.50	16 Jan 2005	15 Jan 2012
A J Heath	300,000	—	—	—	300,000	23.25	20 Jun 2006	19 Jun 2013
A J Heath	325,000	—	—	—	325,000	58.50	1 Mar 2009	28 Feb 2014
A J Heath*(1)	221,233	—	—	—	221,233	2.00	28 Feb 2008	27 Feb 2015
A J Heath*(2)	157,556	—	—	—	157,556	2.00	21 Dec 2008	20 Dec 2015
A J Heath*(3)	—	186,507	—	—	186,507	2.00	12 Jun 2009	11 Jun 2016
A J Heath*(4)	—	215,304	—	—	215,304	2.00	15 Dec 2009	14 Dec 2016
Savings-related options
J C Christie	14,384	—	—	—	14,384	65.00	1 Feb 2009	31 Jul 2009
Individual
A J Heath	600,000	—	—	—	600,000	39.00	22 Dec 2002	21 Dec 2009

	5,488,373	843,452	—	68,475	6,263,350

	At 1 April				Cancelled	At 31 March	Exercise	Exercisable
	2005	Granted	Exercised		or expired	2006	price	from	to
Approved options
B M Riley	52,955	—	—		52,955	—	68.83	25 Jul 1998	24 Jul 2005
Unapproved options
D W Gration	90,000	—	90,000	(5)	—	—	46.00	22 Jun 2001	21 Jun 2008
B M Riley	65,000	—	—		—	65,000	46.00	22 Jun 2001	21 Jun 2008
B M Riley	50,000	—	—		—	50,000	39.00	22 Dec 2002	21 Dec 2009
B M Riley	120,000	—	—		—	120,000	43.50	22 Feb 2004	21 Feb 2011
B M Riley	350,000	—	—		—	350,000	39.50	16 Jan 2005	15 Jan 2012
B M Riley	200,000	—	—		—	200,000	23.25	20 Jun 2006	19 Jun 2013
B M Riley	225,000	—	—		—	225,000	58.50	1 Mar 2007	28 Feb 2014
B M Riley*(1)	132,420	—	—		—	132,420	2.00	28 Feb 2008	27 Feb 2015
B M Riley*(2)	—	92,357	—		—	92,357	2.00	21 Dec 2008	20 Dec 2015
A Atkinson	100,000	—	100,000	**(5)	—	—	23.25	20 Jun 2006	19 Jun 2013
A Atkinson	135,000	—	135,000	**(5)	—	—	58.50	1 Mar 2007	28 Feb 2014
J C Christie	250,000	—	—		—	250,000	39.00	22 Dec 2002	21 Dec 2009
J C Christie	80,000	—	—		—	80,000	43.50	22 Feb 2004	21 Feb 2011
J C Christie	250,000	—	—		—	250,000	39.50	16 Jan 2005	15 Jan 2012
J C Christie	100,000	—	—		—	100,000	23.25	20 Jun 2006	19 Jun 2013
J C Christie	150,000	—	—		—	150,000	58.50	1 Mar 2007	28 Feb 2014
J C Christie*(1)	111,416	—	—		—	111,416	2.00	28 Feb 2008	27 Feb 2015
J C Christie*(2)	—	77,707	—		—	77,707	2.00	21 Dec 2008	20 Dec 2015
A J Heath	116,300	—	—		—	116,300	175.00	27 Jan 2000	29 Jun 2008
A J Heath	500,000	—	—		—	500,000	43.50	22 Feb 2004	21 Feb 2011
A J Heath	1,000,000	—	—		—	1,000,000	39.50	16 Jan 2005	15 Jan 2012
A J Heath	300,000	—	—		—	300,000	23.25	20 Jun 2006	19 Jun 2013
A J Heath	325,000	—	—		—	325,000	58.50	1 Mar 2009	28 Feb 2014
A J Heath*(1)	221,233	—	—		—	221,233	2.00	28 Feb 2008	27 Feb 2015
A J Heath*(2)	—	157,556	—		—	157,556	2.00	21 Dec 2008	20 Dec 2015
Savings-related options
J C Christie	27,000	—	27,000	(6)	—	—	37.50	1 Apr 2005	31 Oct 2005
J C Christie	—	14,384	—		—	14,384	65.00	1 Feb 2009	31 Jul 2009
Individual
A J Heath	600,000	—	—		—	600,000	39.00	22 Dec 2002	21 Dec 2009

	5,551,324	342,004	352,000		52,955	5,488,373

*	Options issued under the LTIP approved by the shareholders on 27 January 2005. The market price of a share at the date of grant was (1) 57.00p, (2) 78.50p, (3) 85.00p and (4) 73.75p.

**	Following the resignation of A Atkinson from the Board on 19 April 2005, under the rules of the Unapproved Share Option Plan, the Remuneration Committee determined that his options would be exercisable during the period to 31 December 2005.
The market price of a share on the date of exercise was (5) 81.00p and (6) 49.50p
Gains on exercise were as follows:

D W Gration	£31,500
A Atkinson	£88,125
J C Christie	£3,240
The market price of the Company’s ordinary shares to which the options relate was 65.75p at 31 March 2007 and fluctuated between 94.25p and 64.00p during the year.

Transactions with Directors
On 3 January 2007, the Company completed the acquisition of MacroMed Inc. (subsequently renamed Protherics Salt Lake City Inc.). Dr J Gonella was a Non-executive Director and shareholder of MacroMed Inc. In consideration for his interest in MacroMed Inc., Dr Gonella received 8,245,815 Protherics PLC 2p ordinary shares, valued at £6,102,000 at the date of the transaction with a further 916,202 2p ordinary shares, valued at £678,000 at the date of the transaction, to be issued 18 months after the date of the transaction.
JG Consulting, a business owned by Dr Gonella, has charged the Company for the provision of consultancy services supplied by employees other than Dr Gonella, a total of $71,000 during the year.
During the year, the Company purchased equipment from BCS Global Networks Limited, a Company for which S M Wallis is a Director, at a cost of £28,000. BCS Global Networks Limited also provided services amounting to £5,000 in the year. In addition, the Company also purchased services at a cost of £1,000 from LCG Limited, a company for which S M Wallis is Chairman.
All the transactions are considered by the Board to be at arms-length.
     8 Finance Income

	2007	2006	2005
	£’000	£’000	£’000
Bank interest and interest on deposits	1,155	401	236

     9 Finance Costs

	2007	2006	2005
	£’000	£’000	£’000
Interest payable on finance lease and hire purchase borrowings	213	133	131
Interest payable on bank borrowings	17	22	24
Interest payable on 6% convertible unsecured loan notes	134	193	381
Amortisation of 6% convertible unsecured loan notes	41	57	81
Notes payable to South Australian Minister for Primary Industries	1	7	17
Other	11	19	21

	417	431	655

     10 Tax
An analysis of credit for the year, all relating to continuing operations, is set out below:

	2007	2006	2005
	£’000	£’000	£’000
Current tax
UK Corporation tax credit for the current year	353	325	290
Adjustment in respect of prior years:
UK Corporation tax	7	—	15

	360	325	305
Foreign tax	3	(3)	(9)

Total current taxation	363	322	296

Deferred taxation
Reduction in estimate of recoverable deferred tax asset	—	(247)	—
Utilisation of losses	(104)	—	—

	259	75	296

Corporation tax in the UK is calculated at 30% (2006: 30%, 2005: 30%) of the estimated assessable profit for the year. Taxes for other jurisdictions are calculated at the rates prevailing in the respective jurisdictions.
The UK tax credits arising in the current and prior years were as a result of research and development expenditure claimed under the Finance Act 2000.
The tax for the year is lower (2006 and 2005: lower) than the standard rate of corporation tax in the UK (30%). The differences are explained below:

	2007	2006	2005
	£’000	£’000	£’000
Loss before tax	(3,616)	(9,563)	(2,077)

Loss on ordinary activities multiplied by rate of corporation tax in the UK of 30% (2006: 30%, 2005: 30%)	(1,085)	(2,869)	(623)

Adjustments in respect of foreign tax rates	778	386	—
Timing differences between capital allowances and depreciation	520	509	254
Other timing differences	3,646	4,041	—
Other expenditure not deductible for tax purposes	692	(302)	193
Additional tax credit for research and development expenditure incurred	(449)	(349)	(333)
Lower rate of tax on research and development credits surrendered	310	284	263
Utilisation of losses	(4,661)	(1,775)	(35)
Adjustments to tax in respect of prior years	(10)	—	(15)

Total taxation	(259)	(75)	(296)

Deferred tax is calculated in full on temporary differences under the liability method using a tax rate of 30% (2006: 30%, 2005: 30%). The movement on the deferred tax account is as shown below:

	2007	2006	2005
	£’000	£’000	£’000
Deferred tax asset recognised at 1 April	206	432	444
Income statement charge	(104)	(247)	—
Exchange differences	(3)	21	(12)

Deferred tax asset recognised at 31 March	99	206	432

The deferred tax asset, which relates to trading losses incurred in Australia, has been recognised in the financial statements following the development of the Company’s products in prior years and the Directors are of the opinion, based on recent and forecast trading, that the level of profits in Australia in the forthcoming years will lead to the realisation of this asset.
In addition to the losses on which the deferred tax asset has been recognised, the Company has additional taxable losses and other timing differences in the United Kingdom and the United States which arose as a result of the research and development incurred during the start-up of the Company’s activities. These losses are available for offset against future taxable profits in these territories. A deferred tax asset has not been recognised in respect of these losses and other temporary differences since the Company does not anticipate generating sufficient taxable profits to utilise these losses within the immediate future and consequently the recoverability of the deferred tax asset is uncertain. The total amount of deferred tax asset not recognised, measured at 30%, the rate of corporation tax in the United Kingdom (2006: 30%, 2005: 30%) is approximately £23 million of which £1 million related to temporary differences and £22 million was in respect of losses (2006: approximately £27 million, of which £4 million related to temporary differences and £23 million was in respect of losses, 2005: approximately £24 million, all of which was in respect of losses).
The movements in the deferred tax asset and liabilities (prior to the offsetting of balances within the same jurisdiction as permitted by IAS 12, Income Taxes) during the year are as shown below. The deferred tax asset and liabilities are only offset where there is a legally enforceable right of offset and there is an intention to settle the balance net.
Deferred tax asset

	Tax losses	Total
	£’000	£’000
At 1 April 2005	432	432
Credited to the income statement	(247)	(247)
Exchange differences	21	21

At 1 April 2006	206	206

Credited to the income statement	(104)	(104)
Exchange differences	(3)	(3)

At 31 March 2007	99	99

There were no net recognised deferred tax liabilities at 31 March 2007, 31 March 2006 or 31 March 2005.
At 31 March 2007 the Company had tax losses, subject to the agreement of the Taxation Authorities, of approximately £84 million (2006: £72 million, 2005: £73 million) available for offset against future taxable profits of the same trade. Included within these total losses, approximately £24.7 million (2006: £18.6 million, 2005: £20 million) relates to Protherics Inc., and of these, the use of £21.6 million is restricted to US$2.7 million per year.
At the balance sheet date, the aggregate amount of temporary differences associated with undistributed earnings of subsidiaries for which deferred tax liabilities had not been recognised was £nil (2006: £nil, 2005: £nil). No liability has been recognised in respect of these differences because the Company is in a position to control the timing of the reversal of the temporary differences and it is probable that such differences will not reverse in the foreseeable future.
In March 2007, proposals were announced to change the UK rate of corporation tax from 30% to 28% with effect from 1 April 2008. This will reduce the deferred tax asset available in future periods.

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
The Company has been loss making in the current and the prior two years and as such, should the Company be called upon to issue shares, the effect would be anti-dilutive.
The calculation of the basic and diluted loss per share is based on the loss of £3,357,000 (2006: £9,488,000, 2005: £1,781,000) and on 285,365,704 ordinary shares (2006: 246,854,698, 2005: 224,145,177) being the weighted average number of ordinary shares in issue. The weighted average number of shares in issue for the year ended 31 March 2006 has been adjusted for the cash placing and open offer during the current year. This had no effect on the loss per share previously reported.
     12 Goodwill

£’000
Cost
At 1 April 2005 and 1 April 2006	9,199
Additions (see note 28)	1,676
Exchange differences	3

At 31 March 2007	10,878

Accumulated impairment losses
At 1 April 2005, 1 April 2006 and 31 March 2007	—

Carrying amount
31 March 2007	10,878

31 March 2006	9,199

The goodwill at 31 March 2006 arose on the acquisition of Enact Pharma PLC in June 2003 with the addition in the current year arising from the acquisition of MacroMed Inc., each of which is considered to be a separate cash-generating unit.
The Company tests goodwill annually for impairment, or more frequently if there are indications that goodwill might be impaired. At 31 March 2007 there were no accumulated impairment losses. The recoverable amount of the cash-generating unit is determined from a value in use calculation.
The key assumptions for the value in use calculation are those regarding the launch dates of products which in the cases of Enact Pharma PLC and MacroMed Inc. are principally Voraxaze™ and Oncogel® respectively, the expected unit sales, and expected changes to selling prices and direct costs during the year. Changes are based on expectations of future changes in the market. A discount rate of 14% has been applied. The calculations are based upon the most recent cash flow forecasts covering the next 10 years in the case of Voraxaze™ and twelve years in the case of Oncogel® . These forecasts have been approved by management.

     13 Other Intangible Assets

	Patents
	and	Other
	trademarks	intangibles	Total
	£’000	£’000	£’000
Cost
At 1 April 2005	858	565	1,423
Exchange differences	76	50	126

At 1 April 2006	934	615	1,549

Acquisitions	—	18,830	18,830
Exchange differences	(108)	(55)	(163)

At 31 March 2007	826	19,390	20,216

Amortisation
At 1 April 2005	342	—	342
Charge for the year	114	—	114
Exchange differences	33	—	33

At 1 April 2006	489	—	489

Charge for the year	107	28	135
Exchange differences	(60)	—	(60)

At 31 March 2007	536	28	564

Carrying amount
31 March 2007	290	19,362	19,652

31 March 2006	445	615	1,060

Patents and trademarks are amortised over their estimated useful lives, which is on average 8 years.

	Carrying	Remaining
	value	amortisation
Significant other intangible assets:	£’000	period
Intangible assets arising from the acquisition of Protherics Salt Lake City Inc. (formerly MacroMed Inc.)	12,223	Not amortised(1)
Customer list purchased from F Hoffman La-Roche Limited	545	Not amortised(2)
CoVaccine HT	309	10 years
Advanced In Vitro Cell Technologies S.L. – asset in development	563	Not amortised(1)
Glenveigh Pharmaceuticals LLC – asset in development	5,722	Not amortised(1)

(1)	Assets in development are not amortised.

(2)	To be amortised, commencing after receipt of European marketing approvals for DigiFab®.
There are no self-generated intangibles.

     14 Property, Plant and Equipment

			Furniture,
	Land &	Plant &	fixtures &
	buildings	machinery	equipment	Total
	£’000	£’000	£’000	£’000
Cost
At 1 April 2005	5,331	7,861	2,435	15,627
Reclassification	—	21	(21)	—
Additions	111	2,218	300	2,629
Disposals	(44)	(328)	(484)	(856)
Exchange differences	11	8	28	47

At 1 April 2006	5,409	9,780	2,258	17,447

Reclassification	—	11	(11)	—
Additions	319	2,290	669	3,278
Acquisition of subsidiary	253	342	28	623
Disposals	(5)	(1,664)	(78)	(1,747)
Exchange differences	(4)	(2)	(25)	(31)

At 31 March 2007	5,972	10,757	2,841	19,570

Depreciation
At 1 April 2005	3,008	4,312	1,308	8,628
Reclassification	—	92	(92)	—
Charge for the year	390	652	349	1,391
Disposals	(44)	(261)	(391)	(696)
Exchange differences	—	5	10	15

At 1 April 2006	3,354	4,800	1,184	9,338

Reclassification	—	8	(8)	—
Charge for the year	337	666	370	1,373
Disposals	(3)	(1,042)	(66)	(1,111)
Exchange differences	—	(3)	(14)	(17)

At 31 March 2007	3,688	4,429	1,466	9,583

Carrying amount
31 March 2007	2,284	6,328	1,375	9,987

31 March 2006	2,055	4,980	1,074	8,109

	2007	2006
	£’000	£’000
Land & buildings comprise:
Freehold	1,213	1,318
Short leasehold	1,071	737

	2,284	2,055

Plant & machinery includes cost of £498,000 (2006: £1,638,000) in respect of assets in the course of construction.
The net book value of plant and machinery, and furniture, fixtures and equipment includes £4,740,000 (2006: £2,752,000) in respect of assets held under finance lease and hire purchase agreements. Depreciation for the year on those assets was £503,000 (2006: £237,000).

     15 Inventories

	2007	2006
	£’000	£’000
Raw materials and consumables	2,540	1,455
Work in progress	8,049	9,382
Finished goods	118	50

	10,707	10,887

     16 Trade and Other Receivables

	2007	2006
	£’000	£’000
Amounts falling due within one year:
Trade receivables	13,516	2,926
Less: Allowance for impairment of receivables	—	—

Trade receivables – net	13,516	2,926
Other receivables	560	845
Prepayments and accrued income	990	749

	15,066	4,520

A significant proportion of the Company’s revenue is generated by the sale of its CroFab™ and DigiFab™ products into the US through its distribution agreement with Fougera, a division of Altana Inc., which would generally make up the majority of the trade receivables. The carrying value of this and other trade receivables has been determined by the Company’s management based on prior experience and their assessment of the current economic environment. The average credit period taken on sales of goods is 30 days. At 31 March 2007, trade receivables included an amount of £10,000,000 due from AstraZeneca UK Ltd in relation to a milestone due on the CytoFab™ licence agreement, an amount which was invoiced in March 2007 and paid in April 2007. The Directors consider that the carrying amount of trade and other receivables approximates to their fair value.
     17 Cash and Cash Equivalents

	2007	2006
	£’000	£’000
Cash at bank and in hand	1,216	934
Short term bank deposits	38,773	24,504

	39,989	25,438
Bank overdrafts (note 19)	—	—

	39,989	25,438

Cash and cash equivalents comprise current accounts held by the Company with immediate access and short-term bank deposits with a maturity of three months or less. Market rates of interest are earned on such deposits. The credit risk on such funds is limited because the counterparties are banks with high credit ratings assigned by international credit rating agencies.

     18 Trade and Other Payables

	2007	2006
	£’000	£’000
Current liabilities:
Trade payables	4,303	5,227
Other payables	183	673
Accruals	2,924	2,223
Deferred income	6,627	7,599

	14,037	15,722

Non-current liabilities:
Accruals	120	—
Deferred income	10,724	13,081

	10,844	13,081

Trade payables and accruals principally comprise amounts outstanding for trade purchases and ongoing costs. The average credit taken for trade purchases is 48 days.
Included within deferred income are the following capital grants:

	2007	2006
	£’000	£’000
Deferred income – falling due in less than one year	102	111
Deferred income – falling due after more than one year	660	762

	762	873

During the year, capital grants of £nil (2006: £250,000) were received and £111,000 (2006: £78,000) was released to the income statement. As a result of these grants, the Welsh Development Agency has a legal charge over certain buildings, plant and equipment securing grants received amounting to £33,000 and the Company is required to maintain certain employment levels at its Welsh manufacturing facility.
The Directors consider that the carrying amount of trade payables approximates to their fair value.

     19 Borrowings

	2007	2006
	£’000	£’000
Bank overdrafts	—	—
Bank loans:
Secured	157	201

	157	201
Notes payable to South Australian Minister for Primary Industries	46	58

	203	259

The borrowings are repayable as follows:
On demand or within one year	46	37
In the second year	14	25
In the third to fifth years inclusive	143	197
After five years	—	—

	203	259

Amounts due for settlement within one year	46	37
Amounts due for settlement after one year	157	222

	203	259

Analysis of borrowings by currency:

			Australian
	Sterling	US dollars	dollars	Total
At 31 March 2007	£’000	£’000	£’000	£’000
Bank loans	9	148	—	157
Notes payable to South Australian Minister for Primary Industries	—	—	46	46

	9	148	46	203

At 31 March 2006
Bank loans	32	169	—	201
Notes payable to South Australian Minister for Primary Industries	—	—	58	58

	32	169	58	259

The effective interest rates at the balance sheet dates were as follows:

	2007	2006
	%	%
Bank overdrafts	—	—
Sterling bank loans	8.0	8.0
US dollar bank loans	5.6	5.6
Notes payable to South Australian Minister for Primary Industries	6.5	6.5
The Directors estimate the fair value of the Company’s borrowings, by discounting the future cash flows at the market rate set out below, to be as follows:

	2007		2006
	£’000%		£’000%
Sterling bank loans	9	9.2	34	8.5
US dollar bank loans	137	9.4	155	8.9
Notes payable to South Australian Minister for Primary Industries	42	6.5	51	6.5

	188		240

The Company had no undrawn committed borrowing facilities available at 31 March 2007 (31 March 2006: £nil).
The other principal features of the Company’s borrowings are as follows:
•	The Company’s Sterling loan was obtained upon the acquisition of Enact Pharma PLC in June 2003. The loan was taken out by Enact Pharma PLC in June 2002. Repayments commenced in March 2003 and will continue until August 2007. The loan is secured over the assets of that company and its immediate subsidiaries. The loan carries a fixed interest rate of 8% per annum.

•	The Company’s US dollar denominated loan was taken out in August 2004. Repayments commenced in September 2004 and will continue until August 2009, when substantially all of the principal received on inception will become repayable. The loan is secured by a charge over certain of the Company’s assets and carries an interest rate of 5.625%.

•	The notes payable to the South Australian Minister for Primary Industries (the “Minister”) are secured on buildings and equipment of Protherics Australasia Pty Limited. Repayment is in equal annual installments, with the final installment due in August 2007. The interest rate is variable at the discretion of the Minister and is payable annually. The rate is currently in line with market interest rates.
     20 6% Convertible Unsecured Loan Notes
The 6% convertible unsecured loan notes, denominated in Sterling, were issued on 19 June 2003 as part of the consideration to acquire Enact Pharma PLC. Interest on the loan notes is payable twice annually in arrears. If not previously repaid, converted or repurchased, the loan notes will be repaid at par on 19 June 2010. The loan notes are convertible at 25p per ordinary share, at the holder’s option, from the earlier of 19 December 2004, or such date that the Company has received FDA marketing approval for Voraxaze™ but in any event no earlier than 19 June 2004. The Company can enforce conversion should the principal amount of the loan notes outstanding be equal to 20% or less of the total notes issued at any time, or if the middle market quotation of an ordinary share at the close of a consecutive five business day period after 19 June 2006 is greater or equal to 32.5p. The terms of the loan notes permit the Company to repurchase the loan notes at any time by tender (available to all holders alike) or by privately negotiated transactions with individual holders at any price.
Upon adoption of IAS 32, Financial Instruments: Disclosure and Information, and IAS 39, Financial Instruments: Recognition and Measurement,at 1 April 2005, the net proceeds received from the issue of the 6% convertible unsecured loan notes have been split between the liability element and an equity component, representing the fair value of the embedded option to convert the liability into the equity of the Company, as follows:

£’000
Nominal value of convertible loan notes issued	7,196
Equity component at date of issue	(711)

Liability component at date of issue	6,485

	2007	2006
	£’000	£’000
Liability component at 1 April	2,469	3,480
Interest charged	41	57
Liability converted to equity	(410)	(1,068)

Liability component at 31 March	2,100	2,469

The Directors estimate the fair value of the liability component at 31 March 2007 to be approximately £2,047,000 (2006: £2,424,000) using an interest rate to discount estimated future cash flows of 9.8% (2006: 9%).
During the current year, an additional loan note amounting to £17,000, with identical terms to the original loan notes above, was issued following the exercise of warrants in Enact Pharma Limited (see note 23). The note was considered to be wholly equity and was converted in its entirety shortly after issue.
In addition, a non-interest bearing loan note, repayable at par on 31 March 2026, was issued to CoVaccine BV as consideration for the in-license of the CoVaccine HT adjuvant. The €350,000 loan note could be converted into 295,413 Protherics PLC ordinary 2p shares. The entire loan note was converted during the year.
     21 Obligations under Finance Leases

			Present value of
	Minimum lease		minimum lease
	payments		payments
	2007	2006	2007	2006
	£’000	£’000	£’000	£’000
Amounts payable under finance leases:
Within one year	1,392	733	1,048	623
In the second to fifth years inclusive	3,084	1,392	2,289	1,216

	4,476	2,125	3,337	1,839
Less: future finance charges	(1,139)	(286)

Present value of lease obligations	3,337	1,839	3,337	1,839

Less: Amounts due for settlement within one year (shown within current liabilities)			(1,048)	(623)

Amount due for settlement after one year			2,289	1,216

It is the Company’s policy to lease certain of it plant and equipment under finance leases. The average lease term on inception is three to five years. For the year ended 31 March 2007, the average effective borrowing rate for the Company was 8.1% (2006: 7.6%). Interest rates are fixed at the contract date. All leases are on a fixed repayment basis and no arrangements have been entered into for contingent rental payments.
The fair value of the Company’s lease obligations approximates to their carrying amount.
The denomination of the Company’s lease obligations were as follows:

	2007	2006
	£’000	£’000
Sterling	3,078	1,754
US dollars	82	—
Australian dollars	177	85

	3,337	1,839

The obligations under hire purchase agreements for the Company are secured by a charge over the leased assets.
     22 Derivative Financial Instruments
The Company utilises currency derivatives to hedge significant future transactions and cash flows. The Company is a party to a variety of foreign currency forward contracts and options in the management of its exchange rate exposures. The instruments purchased are primarily denominated in US dollars, the currency of the Company’s principal market. The Company adopted IAS 32, Financial Instruments: Disclosure and Information, and IAS 39, Financial Instruments: Recognition and Measurement from 1 April 2005 and elected to apply these standards prospectively.
At the balance sheet date, the fair market value of the derivative financial instruments were:

	2007	2006
	£’000	£’000
Contracts with positive fair values:
Forward foreign exchange contracts	114	—

Total financial assets	114	—

Contracts with negative fair values:
Foreign exchange contracts	—	136

Derivative instrument liabilities	—	136

Changes in fair market value are recognised in the income statement as they arise. The credit for the year ended 31 March 2007 was £250,000 (2006: charge of £531,000).
All the contracts mature within one year of the balance sheet date.

     23 Share Capital

	2007		2006
	Number of		Number of
	Shares	£’000	Shares	£’000
Authorised
Ordinary shares of 2p each	475,000,000	9,500	350,000,000	7,000

Allotted, called-up and fully paid
Ordinary shares of 2p each

At 1 April	259,287,068	5,186	242,204,390	4,844
Allotted under share option schemes	231,321	5	1,441,097	29
Cash placing and open offer	58,715,544	1,174	—	—
Issued to AstraZeneca UK Ltd under CytoFab™ outlicence agreement	—	—	10,990,621	220
Issued in consideration of Glenveigh Pharmaceuticals LLC in-licence agreement	3,093,638	62	—	—
Issued as consideration for acquisition of MacroMed Inc.	15,677,199	314	—	—
Conversion of 6% unsecured convertible loan notes	1,828,572	36	4,650,960	93
Conversion of CoVaccine convertible loan note (note 20)	295,413	6	—	—

At 31 March	339,128,755	6,783	259,287,068	5,186

Share warrants
At 31 March 2007 there are unexercised warrants for 100,000 ordinary shares (2006: 200,000 ordinary shares) in Enact Pharma Limited, a company acquired in June 2003, which expire 9 July 2012 and are exercisable at 30p per share. Should these be exercised, the Company is entitled to repurchase these shares by issuing £17.05 6% convertible unsecured loan notes per 100 Enact Pharma Limited ordinary shares. The terms of these loan notes are disclosed in note 20 to the accounts.
At 31 March 2006, there were also unexercised warrants for 12,500 ordinary shares in Enact Pharma Limited exercisable at 60p per share which expired unexercised on 12 March 2007.

Share options
Details of outstanding share options are as follows:

	At 31				At 31
	March			Cancelled	March	Exercise
	2006	Granted	Exercised	or expired	2007	price (p)
Date exercisable
Individual unapproved
22 Dec 2002 to 21 Dec 2009	600,000	—	—	—	600,000		39.00
9 July 2002 to 8 July 2010	25,000	—	—	—	25,000		40.00
9 July 2002 to 8 July 2010	15,000	—	—	—	15,000		25.00
9 July 2002 to 31 May 2007	3,850	—	—	—	3,850	US$	6.00
12 Dec 2007 to 11 Dec 2009	—	40,000	—	—	40,000		85.00
12 June 2008 to 11 Jun 2010	—	40,000	—	—	40,000		85.00
Approved
28 Jan 2003 to 27 Jan 2010	49,245	—	2,321	—	46,924		37.50
28 Feb 2004 to 27 Feb 2011	292,000	—	24,000	4,000	264,000		43.50
16 Feb 2009 to 15 Feb 2016	25,401	—	—	—	25,401		93.50
Unapproved
22 June 2001 to 21 June 2008	170,000	—	105,000	—	65,000		46.00
22 Dec 2002 to 21 Dec 2009	485,000	—	100,000	—	385,000		39.00
27 Jan 2003 to 26 Jan 2010	87,097	—	—	—	87,097		37.50
2 Aug 2003 to 1 Aug 2010	2,908	—	—	—	2,908		28.50
22 Feb 2004 to 21 Feb 2011	1,145,000	—	—	—	1,145,000		43.50
16 Jan 2005 to 15 Jan 2012	2,177,000	—	—	—	2,177,000		39.50
9 July 2005 to 8 July 2012	350,000	—	—	—	350,000		25.00
20 Jun 2006 to 19 Jun 2013	900,000	—	—	—	900,000		23.25
24 Jun 2006 to 23 Jun 2013	30,000	—	—	—	30,000		23.00
1 Mar 2007 to 28 Feb 2014	900,000	—	—	164,340	735,660		58.50
1 Mar 2009 to 28 Feb 2014	325,000	—	—	—	325,000		58.50
27 Sep 2007 to 26 Sep 2014	310,000	—	—	—	310,000		49.50
28 Feb 2008 to 27 Feb 2015*(1)	716,475	—	—	—	716,475		2.00
19 Jul 2008 to 18 Jul 2015*(2)	113,785	—	—	—	113,785		2.00
7 Sep 2008 to 6 Sep 2015	115,000	—	—	—	115,000		60.50
21 Dec 2008 to 20 Dec 2015*(3)	763,665	—	—	—	763,665		2.00
21 Dec 2008 to 20 Dec 2015	85,000	—	—	—	85,000		78.50
12 June 2009 to 11 June 2016*(4)	—	953,820	—	9,461	944,359		2.00
12 June 2008 to 11 June 2016+	—	109,806	—	—	109,806		2.00
12 June 2008 to 11 June 2016	—	10,000	—	—	10,000		85.00
11 July 2009 to 10 July 2016	—	50,000	—	—	50,000		78.50
1 Aug 2009 to 31 July 2016*(5)	—	9,284	—	9,284	—		2.00
22 Aug 2009 to 21 Aug 2016*(6)	—	6,383	—	—	6,383		2.00
15 Dec 2009 to 14 Dec 2016*(7)	—	970,615	—	—	970,615		2.00
15 Dec 2009 to 14 Dec 2016	—	50,000	—	—	50,000		73.75
5 Jan 2010 to 4 Jan 2017	—	740,000	—	110,000	630,000		72.25
Savings related options
1 Feb 2009 to 31 July 2009	270,118	—	—	24,164	245,954		65.00
1 Feb 2011 to 31 July 2011	401,738	—	—	19,814	381,924		65.00
1 Feb 2010 to 31 July 2010	—	68,424	—	—	68,424		58.00
1 Feb 2012 to 31 July 2012	—	115,749	—	—	115,749		58.00
Protherics PLC option plan for Therapeutic Antibodies Inc. employees
27 Jan 2000 to 29 June 2008	162,238	—	—	—	162,238	175.0 to 312.0

	10,520,520	3,164,081	231,321	341,063	13,112,217

					At 31
	At 1 April			Cancelled	March	Exercise
	2005	Granted	Exercised	or expired	2006	price (p)
Date exercisable
Individual unapproved
22 Dec 2002 to 21 Dec 2009	600,000	—	—	—	600,000		39.00
9 July 2002 to 8 July 2010	25,000	—	—	—	25,000		40.00
9 July 2002 to 8 July 2010	15,000	—	—	—	15,000		25.00
9 July 2002 to 31 May 2007	3,850	—	—	—	3,850	US$	6.00
1 Mar 2004 to 1 Jan 2006	70,000	—	70,000	—	—		58.50
8 Oct 2004 to 1 Jan 2006	100,000	—	100,000	—	—		23.25
Approved
25 July 1998 to 24 July 2005	52,955	—	—	52,955	—		68.83
28 Jan 2003 to 27 Jan 2010	59,712	—	10,467	—	49,245		37.50
28 Feb 2004 to 27 Feb 2011	328,000	—	15,625	20,375	292,000		43.50
16 Feb 2009 to 15 Feb 2016	—	25,401	—	—	25,401		93.50
Unapproved
22 June 2001 to 21 June 2008	275,000	—	105,000	—	170,000		46.00
23 Dec 2001 to 22 Dec 2005	5,305	—	5,305	—	—		45.00
22 Dec 2002 to 21 Dec 2009	525,000	—	40,000	—	485,000		39.00
27 Jan 2003 to 26 Jan 2010	87,909	—	—	812	87,097		37.50
2 Aug 2003 to 1 Aug 2010	2,908	—	—	—	2,908		28.50
22 Feb 2004 to 21 Feb 2011	1,370,000	—	225,000	—	1,145,000		43.50
16 Jan 2005 to 15 Jan 2012	2,293,000	—	106,000	10,000	2,177,000		39.50
9 July 2005 to 8 July 2012	500,000	—	150,000	—	350,000		25.00
14 Jan 2006 to 13 Jan 2013	100,000	—	100,000	—	—		21.00
20 Jun 2006 to 19 Jun 2013	1,110,000	—	210,000	—	900,000		23.25
24 Jun 2006 to 23 Jun 2013	30,000	—	—	—	30,000		23.00
1 Mar 2007 to 28 Feb 2014	1,170,000	—	220,000	50,000	900,000		58.50
1 Mar 2009 to 28 Feb 2014	325,000	—	—	—	325,000		58.50
27 Sep 2007 to 26 Sep 2014	310,000	—	—	—	310,000		49.50
28 Feb 2008 to 27 Feb 2015*(1)	741,669	—	—	25,194	716,475		2.00
19 Jul 2008 to 18 Jul 2015*(2)	—	113,785	—	—	113,785		2.00
7 Sep 2008 to 6 Sep 2015	—	115,000	—	—	115,000		60.50
21 Dec 2008 to 20 Dec 2015*(3)	—	775,887	—	12,222	763,665		2.00
21 Dec 2008 to 20 Dec 2015	—	85,000	—	—	85,000		78.50
Savings related options
1 Apr 2005 to 31 Oct 2005	96,300	—	83,700	12,600	—		37.50
1 Jan 2009 to 30 Jun 2009	—	270,118	—	—	270,118		65.00
1 Jan 2011 to 30 Jun 2011	—	401,738	—	—	401,738		65.00
Protherics PLC option plan for Therapeutic Antibodies Inc. employees
27 Jan 2000 to 29 June 2008	162,238	—	—	—	162,238	175.0 to 312.0

	10,358,846	1,786,929	1,441,097	184,158	10,520,520

*	Options issued under the long term incentive plan, approved by the shareholders on 27 January 2005. The price of a share at the date of grant was (1) 54.75p, (2) 57.00p, (3) 78.50p, (4) 85.00p, (5) 80.00p, (6) 79.25p, and (7) 73.75p .

+	Options issued under the deferred bonus plan, approved by the shareholders on 27 January 2005. The price of a share at the date of grant was 85.00p.

Therapeutic Antibodies former employees and consultants
At 31 March 2006, options over 391,929 shares held under the Therapeutic Antibodies 1990 Plan could have been granted upon request by Therapeutic Antibodies former employees and consultants under the terms of the Merger Agreement dated 20 May 1999. Option prices ranged from $5.16 to $6.99 per share. During the current year, all remaining options expired unexercised.
     24 Share Premium Account

	2007	2006
	£’000	£’000
At 1 April	86,770	77,881
Premium arising on issue of equity shares:
Allotted under share option schemes	94	520
Cash placing and open offer	36,991	—
Issued to AstraZeneca UK Ltd under CytoFab™ outlicense agreement	—	7,280
Issued in consideration of Glenveigh Pharmaceuticals LLC in-licence agreement	2,227	—
Issued as consideration for acquisition of MacroMed Inc.	11,288	—
Conversion of unsecured convertible loan notes	683	1,089
Expenses on issue of equity shares	(2,102)	—

At 31 March	135,951	86,770

     25 Statement of Changes in Equity

			Shares			Cumulative
	Share	Share	to be	Merger	Equity	translation	Retained
	capital	premium	issued	reserve	reserve	reserve	earnings	Total
	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000
Balance at 1 April 2005	4,844	77,881	—	51,163	378	(33)	(107,662)	26,571

Currency translation adjustments	—	—	—	—	—	(158)	—	(158)

Net expense recognised directly in equity	—	—	—	—	—	(158)	—	(158)
Loss for the year	—	—	—	—	—	—	(9,488)	(9,488)

Total recognised loss for the year	—	—	—	—	—	(158)	(9,488)	(9,646)

New share capital subscribed	249	7,800	—	—	—	—	—	8,049
Conversion of convertible loan notes	93	1,089	—	—	(115)	—	—	1,067
Employee share option scheme:
Value of services provided	—	—	—	—	—	—	311	311

Balance at 31 March 2006	5,186	86,770	—	51,163	263	(191)	(116,839)	26,352

Currency translation adjustments	—	—	—	—	—	749	—	749

Net expense recognised directly in equity	—	—	—	—	—	749	—	749
Loss for the year	—	—	—	—	—	—	(3,357)	(3,357)

Total recognised profit / (loss) for the year	—	—	—	—	—	749	(3,357)	(2,608)

New share capital subscribed	1,560	48,499	—	—	—	—	—	50,059
Shares to be issued (see note 28)	—	—	1,289	—	—	—	—	1,289
New loan notes issued (see note 20)	—	—	—	—	186	—	—	186
Conversion of convertible loan notes	37	682	—	—	(229)	—	—	490
Employee share option scheme:
Value of services provided	—	—	—	—	—	—	703	703

Balance at 31 March 2007	6,783	135,951	1,289	51,163	220	558	(119,493)	76,471

The merger reserve arose upon a merger involving the Company in September 1999. The equity reserve arises from the 6% convertible unsecured loan notes (see note 20).
Goodwill on acquisition written off in prior years amounts to £1,909,000.
     26 Operating Lease Commitments

	2007	2006
	£’000	£’000
Minimum lease payments under operating leases recognised in income for the year	544	488

At the balance sheet date, the outstanding commitments for future minimum lease payments under non-cancellable operating leases fell due as follows:

		2007		2006
		Vehicles,		Vehicles,
		plant and		plant and
	Property	equipment	Property	Equipment
	£’000	£’000	£’000	£’000
Within one year	535	14	431	16
In the second to fifth years inclusive	510	18	600	16
After five years	—	—	39	—

	1,045	32	1,070	32

Operating lease payments represent rentals payable for certain of its office properties, plant and equipment under non-cancellable operating lease agreements. The leases have various terms and renewal rights.
     27 Capital and Other Financial Commitments

	2007	2006
	£’000	£’000
Contracts placed for future capital expenditure not provided in the financial statements	581	1,348

     28 Acquisition of Business Operations
On 3 January 2007, the Company acquired 100% of the issued share capital of MacroMed Inc. (subsequently renamed Protherics Salt Lake City Inc.), a private US Company, in order to access its lead product Oncogel®, a novel sustained release formulation of Paclitaxel for local administration in oesophageal and brain cancers. Prior to the acquisition, the Company had loaned $1,000,000 to MacroMed Inc.
The goodwill arising on acquisition results from assets which cannot be recognised separately including early stage pipeline products and a highly skilled workforce.

Protherics Salt Lake City Inc. contributed revenue of £26,000 and a loss of £637,000 in the period since acquisition.

	Book	Fair value	Fair
	value	adjustment	value
	£’000	£’000	£’000
Non-current assets:
Intangible assets	157	12,051	12,208
Property, plant and equipment	623	—	623
Current assets	432	—	432
Current liabilities (1)	(1,680)	178	(1,502)
Non-current liabilities	(241)	194	(47)

Total assets acquired	(709)	12,423	11,714
Goodwill	—	1,676	1,676

Total consideration	(709)	14,099	13,390
Settled by equity (issued at market value on date of acquisition)			(11,602)
Deferred consideration, to be paid in equity			(1,289)

Cash paid			499
Cash and cash equivalents included in undertaking acquired			(125)

Net cash consideration			374

(1) Includes £509,000 advanced to MacroMed Inc. by the Company prior to its acquisition.
Total consideration includes £499,000 of directly attributable costs.
Deferred tax liabilities that arise on the recognition of in process research and development have been offset by deferred tax assets relating to trading losses.
     29 Share-Based Payments
The Company has elected to apply IFRS 2, Share-Based Payments to all share-based awards and options granted post 7 November 2002 that had not vested by 1 January 2005. These options have been issued under the Unapproved Share Option Plan, individual option arrangements, the Executive Share Option Plan (“ESOP”), the Long-term Incentive Plan (“LTIP”), Savings Related Share Option Plan and the Deferred Bonus Plan.
Under the Unapproved Share Option Plan and the ESOP, the Remuneration Committee can grant options over shares in the Company to employees of the Company. Options are granted with a fixed exercise price equal to the market price of the shares under option at the date of the grant. The vesting period is generally three years and subject to Company performance criteria. If the options remain unexercised after a period of ten years from the date of grant, the options expire. Furthermore, except in defined circumstances, options are forfeited if the employee leaves the Company before the option vests.
Under the LTIP, the Remuneration Committee can grant equity-settled options over shares in the Company but these awards are generally reserved for Directors and employees at Senior Manager level. The options are granted at a fixed exercise price which is generally equal to the nominal value of the shares under the award. As with the above plans, the vesting period is generally three years, subject to Company performance criteria and, if the options remain unexercised after a period of ten years from the date of grant, the options expire. Furthermore, except in defined circumstances, options are forfeited if the employee leaves the Company before the option vests.
Awards under the Savings Related Share Option Plan are made available to all employees who have been with the Company for more than six months. Options under this plan are awarded at a discount of up to 20% of the market price of the shares under option at the date of the invitation to enter the plan. The vesting period is either three or five years with a six month period to exercise after the vesting period. There are no Company performance criteria attached to these options. The options are forfeited if the employee leaves the Company during the vesting period.

Under the Deferred Bonus Plan, the Remuneration Committee can grant options over shares in the Company but these awards are generally reserved for Directors and employees at Senior Manager level. The options are granted at a fixed price which is generally equal to the nominal value of the shares under the award. The vesting period is generally two years, with no Company performance criteria. If the options remain unexercised after a period of ten years from the date of grant, the options expire. Furthermore, except in defined circumstances, options are forfeited if the employee leaves the Company before the option vests.
The share options granted have varying market based performance criteria required for the option to vest and these are considered in the method of measuring the fair value. Where it is considered appropriate, the fair value is measured using the Black-Scholes model. Where complex market based performance criteria exist, a simulation model has been used, based on the same underlying methodology as the Black-Scholes model, to establish the fair value on grant.
The fair values of the options granted, Company performance criteria, and the assumptions used in the calculation of fair value are as follows:
Awards under ESOP and unapproved share option plan

	20 Jun	24 Jun	1 Mar	1 Mar	27 Sep	7 Sep
Grant date	2003	2003	2004	2004	2004	2005
Share price at grant date (p)	23.25	23.00	58.50	58.50	49.50	60.50
Exercise price (p)	23.25	23.00	58.50	58.50	49.50	60.50
Number of employees	10	2	15	1	3	2
Shares under option	1,250,000	30,000	1,240,000	325,000	310,000	115,000
Fair value (p)	9.45	9.45	25.57	33.77	19.31	19.98
Dividends yield	—	—	—	—	—	—
Vesting period (years)	3	3	3	5	3	3
Expected volatility	46.2%	46.2%	47.0%	47.0%	45.3%	38.5%
Option life (years)	10	10	10	10	10	10
Expected life (years)	5	5	5	5	5	5
Risk free rate	3.75%	3.75%	4.64%	4.64%	4.74%	4.12%
Company performance criteria	(1)	(1)	(2)	(3)	(2)	(4)

	21 Dec	16 Feb	12 Jun	11 July	15 Dec	5 Jan
Grant date	2005	2006	2006	2006	2006	2007
Share price at grant date (p)	78.50	93.50	85.00	78.50	73.75	72.25
Exercise price (p)	78.50	93.50	85.00	78.50	73.75	72.25
Number of employees	5	1	1	1	1	35
Shares under option	85,000	25,401	10,000	50,000	50,000	740,000
Fair value (p)	31.38	45.41	31.54	31.50	31.76	35.85
Dividends yield	—	—	—	—	—	—
Vesting period (years)	3	3	3	3	3	3
Expected volatility	41.0%	41.2%	41.2%	41.2%	41.5%	41.6%
Option life (years)	10	10	10	10	10	10
Expected life (years)	5	5	5	5	5	5
Risk free rate	4.68%	4.68%	4.59%	4.68%	4.63%	4.68%
Company performance criteria	(4)	(4)	(4)	None	None	(4)

LTIP awards

	28 Feb	19 July	21 Dec	12 Jun	1 Aug	22 Aug	15 Dec
Grant date	2005	2005	2005	2006	2006	2006	2006
Share price at grant date (p)	54.75	57.00	78.50	85.00	80.00	79.25	73.75
Exercise price (p)	2.00	2.00	2.00	2.00	2.00	2.00	2.00
Number of employees	22	2	16	34	1	1	16
Shares under option	741,669	113,785	775,887	953,820	9,284	6,383	970,615
Fair value (p)	33.71	38.22	60.86	58.29	53.94	52.66	55.65
Dividends yield	—	—	—	—	—	—	—
Vesting period (years)	3	3	3	3	3	3	3
Expected volatility	41.8%	39.0%	41.0%	41.2%	40.9%	40.9%	41.5%
Option life (years)	10	10	10	10	10	10	10
Expected life (years)	5	5	5	5	5	5	5
Risk free rate	4.68%	4.18%	4.68%	4.59%	4.68%	4.68%	4.63%
Company performance criteria	(4)	(4)	(4)	(4)	(4)	(4)	(4)
Other awards

	11 Jan	11 Jan	12 Jan	12 Jan	12 Jun
	2006	2006	2007	2007	2006	12 Jun	12 Jun
	Share-	Share-	Share-	Share-	Deferred	2006	2006
Grant date	save	save	save	save	bonus	Individual	Individual
Share price at grant date (p)	86.00	86.00	75.50	75.50	85.00	85.00	85.00
Exercise price (p)	65.00	65.00	58.00	58.00	2.00	85.00	85.00
Number of employees	38	35	14	9	8	(5)	(5)
Shares under option	270,118	401,738	68,424	115,749	109,806	40,000	40,000
Fair value (p)	37.20	44.09	32.59	39.81	83.18	26.16	28.80
Dividends yield	—	—	—	—	—	—	—
Vesting period (years)	3	5	3	5	2	1.5	2
Expected volatility	41.2%	40.9%	39.6%	41.8%	42.7%	42.7%	42.7%
Option life (years)	3.5	5.5	3.5	5.5	10	2.5	3
Expected life (years)	3	5	3	5	5	2.5	3
Risk free rate	4.10%	4.10%	5.18%	5.04%	4.59%	4.59%	4.59%
Company performance criteria	None	None	None	None	None	None	None

(1)	To vest, the Company’s share price is required to outperform the average price of shares in the FTSE All Share Pharmaceutical and Biotech Index in any three year period commencing on or after the date of grant of the option.

(2)	Company performance will be measured once only after three years from the date of grant of the option. If the Total Shareholder Return of the Company reaches the median of the FTSE All Share Pharmaceutical and Biotech Index, one third of the shares under option become exercisable, rising on a sliding scale such that all the shares under option become exercisable if the Company’s performance is at or above the upper quartile. The Remuneration Committee must also be satisfied that there has been an improvement in the Company’s underlying financial performance over the period.

(3)	As (2) except that company performance measured after five years.

(4)	Provided the Remuneration Committee is satisfied that the Company has achieved sound underlying performance, awards will vest based on the Company’s Total Shareholder Return (“TSR”). Company performance will be measured after three years from grant by measuring the TSR of the Company against a comparator group consisting of the primary listed components of the FTSE All Share Pharmaceutical and Biotech Index but excluding those companies in the FTSE 100 (currently AstraZeneca PLC, GlaxoSmithKline PLC and Shire plc). TSR will normally be averaged across a period of three months before the date of the reward and three months before the date on which the performance period ends, although the Committee may determine that a different averaging period is appropriate and properly reflective of management performance but in any event this will not be more than six months or less than one month. No award will vest if the Company’s TSR is below the median of the comparator group, 30% will vest if the Company’s TSR is at the median position, 80% if the Company’s TSR is at the upper quartile and 100% if at the upper decile. Awards will vest on a sliding scale between each step.

(5)	Granted to non-employee.

The expected volatility is based on historical volatility over the expected life, being the average expected period to exercise, of the option as at the date of grant. The risk free rate of return is the yield on zero-coupon UK government bonds of a term consistent with the expected life at the date of grant.
A reconciliation of the option movements over the year to 31 March 2007 is shown below:

	2007		2006
		Weighted		Weighted
		average		Average
		option		option
		price		price
	Number	pence	Number	pence
Outstanding at 1 April	10,912,449	57.53	10,866,664	60.96
Granted	3,164,081	26.39	1,786,929	34.30
Exercised	(231,321)	42.63	(1,441,097)	38.05
Cancelled or expired	(732,992)	309.93	(300,047)	137.01

Outstanding at 31 March	13,112,217	36.17	10,912,449	57.53

Exercisable at 31 March	6,994,677	43.54	5,956,267	76.64

	2007				2006
	Weighted		Weighted average		Weighted		Weighted average
	average		remaining life		average		remaining life
Range of	option	Number			option
exercise	price	of	Expected	Contractual	price	Number of	Expected	Contractual
prices	pence	shares	Years	Years	pence	shares	Years	Years
Below 20p	2.0	3,625,088	4.0	9.0	2.0	1,593,925	4.3	9.3
20p – 40p	34.9	4,593,929	0.3	4.6	35.0	4,696,250	0.9	5.6
40p – 60p	50.2	3,053,833	0.9	5.0	50.0	3,167,000	1.5	6.3
60p – 80p	68.9	1,557,878	3.9	7.0	65.5	871,856	4.1	5.6
80p – 100p	86.9	115,401	3.3	4.8	93.5	25,401	4.9	9.9
Above 100p	216.8	166,088	—	1.2	434.7	558,017	—	0.7
The weighted average share price for options exercised over the year was 83.7p (2006: 81.1p). The total charge for the year relating to employee share-based payment plans was £713,000 (2006: £311,000), all of which related to equity-settled share-based payment transactions.
     30 Retirement Benefit Schemes
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

     31 Notes to the Consolidated Cash Flow Statements
Reconciliation of operating loss to net cash flow from operating activities:

	2007	2006	2005
	£’000	£’000	£’000
Loss for the year	(3,357)	(9,488)	(1,781)
Tax	(259)	(75)	(296)
Finance costs	417	431	655
Finance income	(1,155)	(401)	(236)

Operating loss	(4,354)	(9,533)	(1,658)

Adjustments for:
Change in fair value of derivatives	(250)	531	248
Deferred grant income	(111)	(78)	(48)
Non cash revenues	—	—	(110)
Share-based payment costs	703	311	237
Depreciation of property, plant and equipment	1,373	1,391	1,464
Amortisation of intangible fixed assets	135	114	111
Loss on disposal of property, plant and equipment	634	108	162

Operating cash flows before movements in working capital	(1,870)	(7,156)	406

Decrease / (increase) in inventories	131	1,903	(3,032)
(Increase) / decrease in receivables	(10,575)	(1,135)	44
(Decrease) / increase in payables	(3,737)	18,997	(472)

Net cash (outflow) / inflow from operating activities	(16,051)	12,609	(3,054)

The increase in payables for the year ended 31 March 2006 is primarily a result of the increase in deferred income arising from the deferral of non-refundable up-front fees received under the Patent and License Know How agreement with AstraZeneca UK Ltd (see note 3). The increase in receivables for the year ended 31 March 2007 is primarily a result of the amount of £10,000,000 due under the same agreement which was invoiced in March 2007 and paid in April 2007.
Additions to plant and equipment during the year amounting to £2,252,000 (2006: £572,000, 2005: £356,000) were financed by new finance leases.
Cash and cash equivalents (which are presented as a single class of assets on the face of the balance sheet) comprise cash at bank and other short-term highly liquid investments with a maturity of three months or less.
     32 Related Party Transactions
Transactions between the Company and its subsidiaries, which are related parties, have been eliminated on consolidation and are not disclosed in this note.
Details of consultancy fees earned by Directors during the year and fees paid to third parties for Directors’ consultancy services are included within note 7. No amounts were outstanding at 31 March 2007 (2006: £nil, 2005: £nil).

     33 Differences between IFRS as adopted by the European Union and U.S. Generally Accepted Accounting Principles
The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as adopted by the European Union (“IFRS”) which differ in certain significant respects from U.S. GAAP. The main differences between IFRS and U.S. GAAP that affect the Company’s consolidated loss and net assets are set out below.
(a) Acquisitions occurring in fiscal years ended 31 March 1998 or prior
The Company elected the exemption under IFRS not to restate business combinations prior to 1 April 2004, the date of transition to IFRS. Goodwill of £1,909,000 arising from acquisitions consummated in accounting periods ended before 23 December 1998 was charged against reserves in the year of acquisition. Under U.S. GAAP, goodwill was capitalised in the balance sheet and was, prior to years commencing after 15 December 2001, amortised over its estimated useful economic life. However, as at 1 April 2004, all amounts were fully amortised under U.S. GAAP and accordingly there is no difference between IFRS and U.S. GAAP for the years presented.
(b) Acquisition of Enact Pharma PLC
In June 2003, the Company acquired Enact Pharma PLC (“Enact”), a research and development company based in the UK. Under UK GAAP, for acquisitions arising in accounting periods commencing before 31 December 2003, in-process research and development was not considered to be a separate intangible asset and, thus, such balances were subsumed within goodwill and amortised over its estimated useful economic life of ten years. As the Company elected the exemption under IFRS not to restate business combinations prior to the date of transition, this resulted in a goodwill balance under IFRS of £9,199,000 at 31 March 2005, 31 March 2006 and 31 March 2007, which is subject to an annual impairment test, with no charge for impairment being made in the years then ended.
Under U.S. GAAP, in accordance with Statement of Financial Standard (“SFAS”) No. 141, Business Combinations, and SFAS No. 142, Goodwill and other Intangible Assets, in-process research and development is separately identified and analysed to determine the fair market value at the date of acquisition. In-process research and development is identified in accordance with the definition within SFAS 2, Accounting for Research and Development Costs. Following identification of qualifying research and development projects within Enact, their value was determined by estimating the costs to develop the purchased in-process research and development into commercially viable products, estimating the resulting cash flows from the projects and discounting the net cash flows to their present value. Once valued, this intangible asset was expensed and the charge relating to in-process research and development amounted to £9,981,000 during the fiscal year ended 31 March 2004, the year of acquisition.

(c) Stock compensation plans
IFRS mandates that for options granted after 7 November 2002, which were unvested at 1 January 2005, the Company uses a mathematical model on the date of grant to estimate the fair value when the option vests, with this fair value being recognised over the period the employee performs related services. Charges are not recognised on options issued prior to that date unless the exercise price is below the market value of the underlying share at the date of grant, in which case this difference would be recognised immediately.
Until 31 March 2006, under U.S. GAAP, as permitted by statement of Financial Accounting Standard No. 123, Accounting for Stock-based Compensation, the Company applied Accounting Principles Board Opinion No. 25 (“APB 25”), Accounting for Stock Issued to Employees. Under APB 25, compensation expense resulting from awards under variable plans is measured as the difference between the quoted market price of the underlying shares at the date when the number of shares of stock are known (the date the performance conditions are satisfied) and the exercise price; the cost is recognised over the period the employee performs related services. Since the ultimate compensation cost is unknown until all the performance conditions are satisfied, estimates of compensation cost are recorded before the measurement date based on the quoted market price of the underlying stock at period end dates where it is probable that the performance conditions will be attained.
The nature of the conditions attached to the stock option awards meant that management could not make a reasonable estimate of the number of shares that will be eventually issued because the Company could not control the achievement of the conditions. As a consequence, until 31 March 2006, the compensation expense for the stock awards was recorded when and only when the options vest and the target was achieved based on the difference between the exercise price and the market value on that date.
This difference in accounting treatments has led to a charge under U.S. GAAP in the fiscal year ended 31 March 2006 of £292,000 lower than that reported under IFRS, whereas the charge reported under U.S. GAAP at 31 March 2005, is £352,000 higher than that reported under IFRS.
On 1 April 2006, the Company adopted Financial Accounting Standard No. 123 revised, Share Based Payment using the modified prospective transitional arrangements. The method of charge recognised under U.S. GAAP is now also based upon recognising the fair value of the option over the vesting period. There remains a difference in that IFRS mandates provision being made for the projected employer taxes that would become payable upon exercise of the option over the vesting period whereas no such charge is recognised under U.S. GAAP until exercise. As a consequence, the U.S. GAAP charge for the fiscal year ended 31 March 2007 is £145,000 greater than that recorded under IFRS.
(d) Revenue recognition
Certain sales of the Company’s DigiFab® product, commencing in fiscal 2002, include a right of replacement (for a fee greater than cost) which extends for several years post sale. Under IFRS, the Company considers that sales of this product represent a multiple-element arrangement transaction and defers a portion of the initial sale representing the estimated fair value of the second deliverable. Under U.S. GAAP, the right of replacement or return for a fee meets the criteria as a right of return. SFAS No. 48, Revenue Recognition when Right of Return Exists, indicates that an absence of historical experience with similar types of sales of similar products may impair the ability to make a reasonable estimate of returns. Because DigiFab® is a relatively new product, there is an absence of historical experience for these sales, and therefore all revenue related to sales that include a right of replacement must be deferred under U. S. GAAP until the replacement or return privilege expires or sufficient historical sales return information becomes available.
This difference in accounting treatment reduces the loss reported under U.S. GAAP in the fiscal year ended 31 March 2007 by £ 1,938,000 (2006: increased loss by £3,117,000, 2005: increased loss by £4,593,000) when compared to that reported under IFRS, with a corresponding reduction to net assets.

(e) Accounting for derivative instruments and hedging activities
Prior to the adoption of IAS 32, Financial Instruments: Disclosure and Presentation, and IAS 39, Financial Instruments: Recognition and Measurement, on 1 April 2005, where a derivative instrument was used to hedge an asset denominated in a foreign currency, the effect of the instrument, being the difference between the closing and hedged rate of exchange for these assets, was carried separately on the balance sheet as a financial asset.
Following the adoption of IAS 32 and IAS 39 on 1 April 2005, these derivatives do not satisfy the requirements to utilise hedge accounting. As a consequence, these derivatives are initially recognised and measured at fair value on the date the derivative contracts are entered into and subsequently measured at fair value. The changes in fair value of these derivative financial instruments are recognised in the income statement as they arise.
Financial Accounting Standard No. 133, Accounting for Derivative Instruments and Hedging Activities, (“FAS 133”) was issued in June 1998. This standard, which was effective for fiscal years beginning after January 1, 2001, requires all derivatives to be recognised in the balance sheet as either assets or liabilities and measured at fair value. The Company has not designated any of its derivative instruments as qualifying hedge instruments under FAS 133 and accordingly, the Company records changes in the fair value of its derivative instruments (gains and losses) in its earnings during the period of change.
Upon transition to IFRS, for fiscal years up to 31 March 2005, the Company was not required to account for these instruments at fair value but was for the year ended 31 March 2006. There is a difference between U.S. GAAP and IFRS in recording the fair value of the derivative instruments on the balance sheet at 31 March 2005, which under U.S. GAAP, increased the loss for the year then ended by £626,000. The fair value of the derivative asset under U.S. GAAP was £395,000 as at 31 March 2005.
(f) Compound financial instruments
The 6% convertible unsecured loan notes, denominated in Sterling, were issued on 19 June 2003 as part of the consideration to acquire Enact Pharma PLC. Following adoption of IAS 39, Financial Instruments: Recognition and Measurement, by the Company on 1 April 2005, convertible loan notes are regarded as compound financial instruments, consisting of a liability component and an equity component. At the date of issue, the fair value of the liability component is established by using an estimate for a similar non-convertible debt. The difference between the proceeds of issue of the 6% convertible unsecured loan notes and the fair value assigned to the liability component, representing the embedded option to convert the liability into equity of the Company, is included in equity.
Under U.S. GAAP, the 6% unsecured convertible loan notes are considered to be entirely debt. This has the effect of reducing the net assets of the Company at 31 March 2007, by £101,000 (2006: £158,000) and also reducing the annual finance charge from this instrument by £27,000 for the year then ended (2006: £28,000).
(g) Acquisition of MacroMed
Under both U.S. GAAP and IFRS, the consideration paid for the acquisition of MacroMed Inc. is accounted at fair value, however under U.S. GAAP, the fair value of the equity issued is established at the market value for the period a few days before and after the transaction was announced, whereas under IFRS, the fair value is assessed on the date the transaction was approved by the shareholders. This leads to a difference in total consideration between U.S. GAAP and IFRS.
Under both IFRS and U.S. GAAP, in-process research and development acquired with MacroMed Inc. is separately identified and a fair market value determined at the date of acquisition. Under U.S. GAAP, this cost is subsequently expensed in the fiscal year. Under IFRS, this cost is included as an intangible asset but subject to an annual impairment review. The balance of the fair value of consideration is considered as goodwill and subject to annual impairment review.
The effect of these adjustments in the fiscal year 2007 is shown below.

(h) Acquisition of in-process research and development
Under U.S. GAAP the fair value of intangible asset acquired during fiscal 2007 from Glenveigh Pharmaceuticals LLC, CoVaccine BV and Advance In Vitro Cell Technologies S.L. are considered as in-process research and development and the cost is expensed in the fiscal year. Under IFRS, this cost is included as an intangible asset but subject to an annual impairment review. The effect of these adjustments in the fiscal year 2007 is shown below.
(i) Other miscellaneous differences between IFRS and U.S. GAAP
As discussed in note 2, during 2006, the Company adopted IFRS for use in the European Union. In connection with this conversion, the Company reflected certain treatments under IFRS retroactive to 1 April 2004 that do not differ from U.S. GAAP, but which were not previously reflected there under. Due to the immateriality of these amounts, these adjustments have been reflected as a charge to net income/(loss) under U.S. GAAP for year ended 31 March 2006 rather than as a prior year adjustment.
(j) Effect on net loss of differences between IFRS and U.S. GAAP

	Year ended 31 March
			2007	2006	2005
			£’000	£’000	£’000
Net (loss) under IFRS			(3,357)	(9,488)	(1,781)
U.S. GAAP reconciling adjustments:
Revenue recognition	(d	)	1,938	(3,117)	(4,593)
Stock compensation plans	(c	)	(145)	292	(352)
Derivative instruments and hedging activities	(e	)	—	—	(626)
6% unsecured convertible loan notes	(f	)	27	28	—
In-process research and development – MacroMed	(g	)	(12,206)	—	—
In-process research and development – other	(h	)	(6,594)	—	—
Other miscellaneous differences between IFRS and U.S. GAAP	(i	)	(2)	(226)	(40)

Net (loss) under U.S. GAAP			(20,339)	(12,511)	(7,392)

Net (loss) per ordinary share (basic and diluted)			(7.1p )	(5.1p )	(3.3p )
(k) Effect on equity shareholders’ funds of differences between IFRS and U.S. GAAP

	Year ended 31 March
			2007	2006	2005
			£’000	£’000	£’000
Equity Shareholders’ funds under IFRS			76,471	26,352	25,969
Adjustments:
Revenue recognition	(d	)	(10,010)	(11,948)	(8,831)
Acquisition of Enact	(b	)	(9,199)	(9,199)	(9,199)
Stock compensation plans	(c	)	259	405	105
Derivative instruments and hedging activities	(e	)	—	—	395
6% unsecured convertible loan notes	(f	)	(101)	(158)	—
Acquisition of MacroMed	(g	)	(13,050)	—	—
In process research and development – other	(h	)	(6,594)	—	—
Other miscellaneous differences between IFRS and U.S. GAAP	(i	)	—	2	152

Equity Shareholders’ funds under U.S. GAAP			37,776	5,454	8,591

(l) Recently issued accounting pronouncements
In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections – a replacement of APB Opinion No. 20 and FASB Statement No. 3. SFAS No. 154 requires retrospective application of prior periods’ financial statements for changes in accounting principle. SFAS No. 154 applies to accounting periods beginning after 15 December 2005 and has been adopted in the year. There has been no impact upon the results or net assets of the Company following adoption.
In September 2008, the FASB issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106 and 132(R). SFAS No. 158 requires a company that sponsors a post-retirement defined benefit plan to fully recognise, as an asset or liability, the over-funded or under-funded status of its benefit plans on its year end balance sheet. The funded status is measured as the difference between the fair value of the plan’s assets and its projected benefit obligation for pension plans and accumulated post-retirement obligation for other retirement benefit plans. The initial impact of the standard due to unrecognised prior service costs or credit and net actuarial gains or losses as well as subsequent changes in the funded status is recognised as a component of accumulated other comprehensive income. The statement requires application as of the end of fiscal years ending after 15 December 2006 for recognition of the asset or liability related to the funded status of plans. The Company only operates defined contribution pension plans and, therefore, implementation of this standard did not have a material impact on the Company’s financial position, results of operations or cash flows.
In September 2006, the FASB issued SFAS No. 157, Fair Value measurements, to provide a single definition of fair value, being a market-based measurement, and set out a fair value hierarchy. SFAS No. 157 is effective for fiscal years beginning after 15 November 2007. The Company does not believe that the implementation of this standard will have a material impact on the Company’s financial position, results of operations or cash flows.
In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities – an amendment of FASB Statement No. 115. The statement permits the Company to choose to measure many financial instruments and certain warranty and insurance contracts at fair value on a contract-by-contract basis. The statement requires application as of the beginning of fiscal years beginning after 15 November 2007. The Company is currently in the process of considering the effect of the adoption of this standard on its results and net assets.
In June 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109, (“FIN 48”). The Interpretation establishes a two-step approach for recognising and measuring tax benefits, with tax positions only to be recognised when considered to be more likely than not to be sustained upon examination by the taxing authority. Explicit disclosures are required at the end of each reporting period about uncertainties in the entity’s tax position. The Company has not yet completed its evaluation of the potential impact, if any, that the adoption of FIN 48 will have on its results and assets.