Form 20-F
period 2008-03-31
PROTHERICS PLC
filed 2008-08-05
CIK 945725

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
— OR —

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended March 31, 2008
— OR —

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
for the transition period from                      to
— OR —

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
(Address of principal executive office)
Mr. Rolf Soderstrom, Group Finance Director,
Protherics PLC, The Heath Business & Technical Park, Runcorn, Cheshire, WA7 4QX, England.
Tel: +44 1928 518000, Fax: +44 1928 518002
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

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
340,319,609 ordinary shares of 2p each as of March 31, 2008
     Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act:
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
☑ Yes     ☐ No
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer ☐	Accelerated filer ☑	Non-accelerated filer ☐
     Indicate by check mark which basis of accounting the Registrant has used to prepare the financial statements included in this filing:

☐ U.S. GAAP	☑ International Financial Reporting Standards as issued by the International Accounting Standards Board	☐ Other
     If “other” has been checked in response to the previous question, indicate by check mark which financial statement item the Registrant has elected to follow:
     ☐ Item 17     ☐ Item 18
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

GLOSSARY OF SCIENTIFIC AND TECHNICAL TERMS
     The discussion herein regarding the Company’s product candidates and technologies includes certain scientific and technical terms and abbreviations. These terms include:

adjuvant	a pharmacological agent added to a drug to increase or aid its effect

angiotensin	the term used to describe a family of peptide hormones that are involved in the control of blood pressure and body fluid levels

antibody	substance produced by cells of the immune system which bind to parts of other substances in a highly specific way to neutralize their effect

antiserum(a)	serum from an animal which has been injected with an immunogen

assay	a quantitative or qualitative process used to measure or detect a particular substance

ATV	angiotensin therapeutic vaccine

B-cell	A type of lymphocyte (white blood cell)

B-Cell Chronic Lymphocytic Leukemia or (B-CLL)	A type of cancer in which B-cells over-accumulate

BLA	U.S. Biological License Application

bovine spongiform encephalopathy	the abnormal prion protein disease of the brain in cattle

CHMP	European Committee for Medicinal Products for Human Use

clinical development	the stage of pharmaceutical research and development in which potential drugs are studied in human clinical trials (or in the target species for animal health drugs)

CMSs	the Concerned Member States, nominated by the applicant, to whom the approval decision for marketing approval is circulated by the RMS under the MRP

CP	the centralized procedure for registering pharmaceutical products in order to obtain marketing authorization, for which there is a single application, evaluation and authorization within the E.U.

cytokine	a cellular messenger, typically of the immune system

cytotoxic	a molecule or drug that is toxic to cells

diagnostic test	an assay used for the diagnosis of disease typically carried out on body fluids or tissues

Digoxin	a widely prescribed drug for the treatment of cardiac conditions

Digoxin Immune Fab	a polyclonal antibody fragment for the treatment of digoxin toxicity or overdose

DP	the decentralized procedure method of registering pharmaceutical products in order to obtain marketing authorization, intended for products that have not yet received authorization in any E.U. country

EMEA	European Medicines Evaluation Agency, formerly the European Agency for the Evaluation of Medicinal Products

encephalopathies	diseases of the brain which interfere with its normal functioning

enzymes	proteins that promote changes in other molecules (e.g., in other proteins, sugars or fatty substances)

epitope	the part or parts of the target molecule which react with an antibody

fab fragment	the fragment produced by cleavage of an antibody with a proteolytic enzyme that binds to the antibody target molecule (antigen)

FDA	U.S. Food and Drug Administration

fragment	part of an antibody molecule which can be split from the whole molecule and which still retains biological activity

glioblastoma multiforme (“GBM”)	the most common malignant primary brain tumor

good manufacturing practice or GMP	measures needed to ensure that drug substance will be consistently produced and controlled to appropriate quality standards as required by any marketing authorisation

high blood pressure or hypertension	blood pressure that is above medically defined limits and which is associated with increased risks of stroke and heart disease

immune system	the cells and structures in the body that are capable of producing antibodies and other components of the immune response

immunogen	any substance which can elicit the formation of specific antibodies

immunotherapeutics	medicines that act on or through the immune system (e.g., vaccines)

in vitro	experimental biological processes made to occur in isolation from the whole organism

MAA	Marketing Authorisation Application

MHRA	Medicines and Healthcare Products Regulatory Agency

MRP	the mutual recognition procedure for registering pharmaceutical products in order to obtain marketing authorization, which involves submission of a marketing authorization application to one national regulatory authority, with secondary approval from other E.U. member states subsequent to the approval of the first application

named patient basis	this refers to a form of limited regulatory approval for certain drugs used in the treatment of human injuries or conditions for which no satisfactory therapies exist, or for which other drugs are unavailable, cause adverse effects or are in short supply

NCI	National Cancer Institute

NICE	National Institute for Clinical Effectiveness

oncology	the study of cancer

orphan drug status	status granted by the FDA which provides certain development, registration and marketing incentives, for development of treatments of small (fewer than 200,000 per annum in the United States) incidence conditions

PCT	Patent Cooperation Treaty (Washington, 1970), as amended, and the regulations and administrative instructions thereunder

phase 1 clinical study/trial	the initial clinical assessment of the safety of a biologically active substance or assessment of the safety and pharmacokinetics of a drug candidate in human subjects

phase 1/2 clinical study/trial	a phase 1 clinical study conducted in patients

phase 2 clinical study/trial	the assessment in patients of a drug to determine dose range and preliminary efficacy. A phase 2a study is to examine the pharmacological effect of the drug and a phase 2b is to evaluate the appropriate dose for phase 3

phase 3 clinical study/trial	the assessment of the efficacy and safety of a drug, usually in comparison with a marketed product or a placebo, in the patient population for which it is intended

polyclonal antibody	a population of antibodies directed to multiple epitopes on the target molecule

pre-clinical development	the research and development stage immediately prior to clinical trials, which usually lasts 12-18 months

pre-eclampsia	hypertension which arises in pregnancy in association with significant protein in the urine and can lead to seizures and death

prion protein	the protein that assumes an abnormal structure in bovine spongiform encephalopathy and related diseases and which is believed to be capable of transmitting bovine spongiform encephalopathy and related diseases

prodrug	an inert chemical which can be activated within the body to an active drug

proof of concept and optimization studies	studies in animals to demonstrate the (expected) action of the drug and to define the most effective form of the drug

purification of polyclonal antibodies	the process of removal of extraneous foreign proteins, viruses and other biological materials associated with manufacturing of product

®	means a trademark has been registered in the United States Patent and Trademark Office

RMS	the Reference Member State to whom the initial application for marketing authorization is submitted under the MRP

scrapie	a fatal, degenerative disease that affects the nervous systems of sheep and goats.

sepsis	the name given to a spectrum of disorders caused by the body’s exaggerated response to infection or injury. The defining characteristics are inflammation, abnormal vital signs and failure of one or more major organ systems. The condition may progress to multiple organ failure

serum	the component of blood excluding the red and white blood cells and fibrinogen

specificity	the degree to which an antibody binds to antigens other than that to which it is primarily directed

therapeutic	pharmaceutical product targeted to treat a specific disease

™	means that a trademark is being registered or an application for a trademark is being made in one or more countries

TNFa	tumor necrosis factor alpha, a cytokine, involved in the body’s inflammatory process

transmissible spongiform encephalopathy	a degenerative condition of the nervous system believed to be caused by the accumulation of an abnormal form of the prion protein

vaccine	a formulation used to stimulate an immune response

PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
     Not applicable.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
     Not applicable.
ITEM 3. KEY INFORMATION
Selected Financial Data
     The 2008, 2007, 2006 and 2005 selected consolidated financial data presented below is in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and International Financial Reporting Standards as adopted by the European Union (collectively and subsequently referred to throughout this document as “IFRS”) and has been derived from our audited consolidated financial statements, including the related Notes, included in “Item 17. Financial Statements” of this report.
IFRS Financial Record

	Year ended March 31,
	2008		2007		2006		2005
	£’000		£’000		£’000		£’000
Consolidated Income Statement Information:
Revenue	26,067		31,119		17,709		18,839
Operating (loss)	(19,218)		(4,354)		(9,533)		(1,658)
Net (loss)	(16,742)		(3,357)		(9,488)		(1,781)
Net (loss) per ordinary share (basic and fully diluted)	(4.9p	)	(1.2p	)	(3.8p	)	(0.8p	)
Net (loss) per ADS(1) (basic and fully diluted)	(49.3p	)	(11.8p	)	(38.4p	)	(7.9p	)

Consolidated Balance Sheet Data:
Total assets (fixed assets plus current assets)	94,816		107,265		60,136		41,352
Net assets	61,552		76,471		26,352		25,969
Non-current liabilities	12,494		15,390		16,988		5,896
Total equity	61,552		76,471		26,352		25,969
Number of equity shares outstanding (in thousands of shares)	340,320		339,129		259,287		242,204
IAS 32 and IAS 39 were adopted on April 1, 2005.

(1)	Each American Depositary Share represents ten ordinary shares.
     No dividends have been paid by the Company in the periods illustrated above.
Currencies And Exchange Rates
     The Company publishes its consolidated financial statements in sterling. In this Annual Report, references to “sterling” or “£” are to U.K. currency and references to “U.S. dollars” or “$” are to U.S. currency. Solely for informational purposes, this Annual Report contains translations of certain sterling amounts into or from U.S. dollars at a specified rate. These translations should not be construed as representations that the sterling amounts actually represent such U.S. dollar amounts or could be converted into or from U.S. dollars at the rate indicated or at any other rate. Unless otherwise stated

herein, the translations of sterling into or from U.S. dollars have been made at £1.00 to $1.9855, the Noon Buying Rate on March 31, 2008.
     The following tables set forth, for the periods and dates indicated, certain information concerning the Noon Buying Rate for sterling expressed in U.S. dollars per £1.00. The period average data set forth below is the average of the Noon Buying Rate on the last day of each full month during the period. On June 30, 2008, the Noon Buying Rate was £1.00 to $1.9906.

2008 Month Ended	High	Low
January 31	$1.9895	$1.9515
February 29	1.9923	1.9405
March 31	2.0311	1.9823
April 30	1.9994	1.9627
May 31	1.9818	1.9451
June 30	1.9938	1.9467

Year ended March 31,	Average
2004	$1.6926
2005	1.8459
2006	1.7863
2007	1.8932
2008	2.0079
Risk Factors
     In addition to the other information contained in this Annual Report, the following factors should be carefully considered in evaluating the Company and its business. If any of the following risks actually occur, the Company’s business, financial condition or results of future operations could be materially adversely affected. The information contained in the following risk factors concerning the Company’s financial results of operations is based on and assumes presentation in accordance with IFRS for the years ended March 31, 2008, 2007 and 2006.
Our revenues are largely dependent on sales of CroFab® and DigiFab® and payments received under third party collaboration agreements may vary from year to year.
     Sales of CroFab® and DigiFab® accounted for 87% of our total product sales and 79% of our total revenues in fiscal year 2008. Our revenues will continue to be largely dependent on sales of CroFab® and DigiFab®. Any unexpected negative development with respect to such products (for example, manufacturing or supply delays, sudden loss of inventory, an unexpected safety or efficacy concern or competition from more effective or less costly new alternative therapies) that affects sales of CroFab® or DigiFab® would have a material adverse effect on our financial condition and results of operations.
     Much of the potential revenue from our existing and future collaborations will consist of contingent payments, such as payments for achieving development milestones and royalties payable on sales of products developed using our technologies or capabilities. The milestone and royalty revenues that we may receive under these collaborations will depend on the parties’ ability to successfully develop, market and sell new products. Milestone payments under our collaboration agreement with AstraZeneca relating to CytoFab® accounted for a significant portion of our cash receipts for fiscal years 2006 and 2008, and we anticipate that AstraZeneca milestone payments will provide significant revenues in future years. Milestone payments may not be payable under the licensing agreement in each fiscal year, however, if at all. The timing and amount of future milestone payments are dictated by the AstraZeneca licensing agreement and are subject to the ability of AstraZeneca and the Company to achieve certain development targets, regulatory goals and other objectives set forth in the agreement or to modifications to the development plan or the agreement as may be mutually agreed by Protherics and AstraZeneca.

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
     Approximately 82% of the Company’s revenues for the year ended March 31, 2008 were derived from U.S. customers and are denominated in U.S. dollars, although this proportion has been substantially higher in previous years. Since the majority of the Company’s expenses are denominated in British pounds sterling and Australian dollars, the results of operations and financial condition, as reported in pounds sterling, will be affected by fluctuations in exchange rates.
     The Company enters into hedging agreements to protect against currency exchange risk. However, this policy may not in all cases be able to manage all the currency transaction risks, particularly given the volatility of exchange rates and the continued weakness of the U.S. dollar.
The Company has a history of operating losses and may not be profitable on a sustainable basis.
     For the fiscal years ended March 31, 2008, 2007 and 2006, the Company had IFRS losses for the year of £16,742,000, £3,357,000 and £9,488,000, respectively. The underlying losses resulted principally from costs associated with the manufacture of pharmaceutical products, and the research, development and clinical testing activities of product candidates. Profitability will depend on the Company’s ability to generate sufficient revenues from existing product sales, product candidates that are currently under development and entering into new partnerships for the licensing of its product candidates, while maintaining existing partnerships. In future years, the Company anticipates increasing its expenditures relating to the establishment of a sales force, fulfilling its obligations to AstraZeneca with respect to its CytoFab® program, other manufacturing based projects, and increasing levels of research and development expenditure on its other products. See “Item 5. Operating and Financial Review and Prospects — C. Research and Development, Patents and Licenses, etc.”
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
     The Company currently sources, in part, two of the four venoms used in the production of its treatment for rattlesnake bites (CroFab®) from specimens in captive colonies maintained by third parties in Kentucky and Florida in the United States. The fourth venom is obtained from the Company’s own captive colony in Utah. The Company takes stringent precautions by quarantine, by testing and by veterinary clinical care to maintain captive specimens free of reptile diseases as certified by consulting veterinarians. However, reptile diseases could adversely affect captive specimens and the ability to obtain timely supplies of venom.
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
     The Company is currently seeking marketing approval from the FDA and the EMEA for its Voraxaze® product. Applications were submitted to both agencies and subsequently withdrawn following requests for additional manufacturing data and data regarding the interaction of Voraxaze® with leucovorin. The Company is currently undertaking the work necessary to generate the additional data needed prior to resubmitting its application to the FDA as a rolling submission, starting in the second half of 2008. Following feedback from the EMEA, the Company is investigating the availability of a suitable non-clinical model to support the benefit of Voraxaze® in order that extra data can be generated to support the resubmission of the MAA in Europe. If either the FDA or EMEA does not accept the Company’s resubmitted applications, the Company could be required to conduct further clinical trials or modify its manufacturing processes, which could significantly delay marketing approvals for the product and require substantial additional expense which the Company may not be able to finance easily, if at all. See “Item 4. Information on the Company — Products.”
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
     Bills are currently pending in both houses of the United States Congress to provide for a regulatory pathway for FDA approval of so-called “follow-on biologics.” Follow-on biologics refer to alternative formulations of innovator biologic drugs. Proponents of the legislation argue that these alternative drugs will promote cost-savings and more choices for patients (similar to the use of generic versions of small-molecule drugs today). Biotechnology companies caution that any such legislation must include measures to ensure patient safety and demonstrated effectiveness, and must instruct the FDA to issue guidance for labeling and interchangeability of products. If new legislation is ultimately adopted authorizing the FDA to approve follow-on biologics, innovator biotechnology companies such as the Company could face increased competition from lower cost products targeted to similar health indications and patient populations as the innovator’s products.
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
     The acquisition of Enact Pharma in June 2003 provided the Company with a broader research and development pipeline and technology platforms, particularly in the area of oncology, with one product (Voraxaze®) being prepared for filing with the regulatory authorities and currently generating revenues on a named-patient basis and through cost recovery under a Treatment Protocol in the U.S., and another product (Prolarix™) currently in clinical trials. These products are treatments for patients with cancer. Voraxaze® can reduce some of the toxic effects of a drug (methotrexate) widely used in cancer therapy, while Prolarix™ is a potential targeted treatment for solid tumors.
     In December 2005, the Company entered into an agreement with AstraZeneca UK Limited for the development and commercialization of CytoFab® as a treatment for the initial indication of severe sepsis. Under the agreement, the Company received an initial payment of £16.3 million. In addition, AstraZeneca made a £7.5 million equity investment in Protherics’ ordinary shares at 68.24p per share, a 30% premium to the average mid-market closing price over the three months prior to the agreement, representing 4.3% of the Company’s issued share capital following the transaction.
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
Operations
     The Company has GMP compliant manufacturing facilities in Wales, Australia and Salt Lake City, Utah. The Company also has administrative, clinical development, commercial and regulatory affairs facilities in Runcorn, Cheshire in the U.K. and in Nashville, Tennessee, U.S.A. The Company maintains a corporate office in London.

Corporate Partnerships, Collaborations and Joint Ventures
     Historically, the Company has entered into licensing and collaborative agreements with pharmaceutical companies and other entities with established distribution capabilities to market and develop its products. See “Item 10. Additional Information — Material Contracts.”
Products
The following table lists the Company’s products currently commercially available or under development:

			Distribution	Next Significant
Product	Principal uses	Status	Partner / Licensee	Milestone(1)

Products Commercially Available

CroFab® Crotalidae Polyvalent Immune Fab (Ovine)	Minimal to moderate North American crotalid (pit viper) envenomation	Launched (U.S.) Sold on named patient basis within E.U. Sold in Canada under Special Access Programme	Nycomed (acquired Altana) (U.S.) Swedish Orphan (Scandinavia and Baltic countries)	—

DigiFab®	Treatment of life-threatening digoxin toxicity or overdose	Launched (U.S.) U.K. marketing authorization application submitted August 2004 Sold on named patient basis where there is no approved therapy	Nycomed (acquired Altana) (U.S.) Beacon Pharmaceuticals (Europe excluding Scandinavia and Germany) Mayne Pharma (Australia/SE Asia)	Outcome of U.K. marketing application expected 2008(2)

Voraxaze®	Adjunctive treatment for patients at risk of methotrexate toxicity	Orphan Drug designation in E.U. and U.S. Sold on named patient basis within Europe and supplied under a Treatment Protocol in the U.S. with cost recovery and in Canada under a Special Access Programme	IDIS (European named patient sales) Swedish Orphan (Nordic region named patient sales) AAIPharma Inc. (U.S. treatment protocol distribution) McKesson (Canada)	Re-submission of marketing application to the FDA planned on a rolling basis starting 2008 and, should Priority Review be granted, approval could be received in 2010.(3)

ViperaTAb™	Vipera berus (common adder snake) envenomation —Northern Europe	Sold on a named patient basis	Swedish Orphan (Nordic region)	—

Enfer TSE Kit	Detection of Bovine Spongiform Encephalopathy (BSE) in carcasses	Out-licensed and generating revenues	Licensed to Enfer Scientific Limited and Abbott Laboratories, via Enfer	—

			Distribution	Next Significant
Product	Principal uses	Status	Partner / Licensee	Milestone(1)

Products in Development

CytoFab®	Treatment of severe sepsis	Process scale-up to provide product for phase 2 and 3 studies now completed. First study in expanded phase 2 program, being performed by partner, ongoing in U.S.	AstraZeneca	Results from first study in expanded phase 2 program expected at end of 2008/early 2009.

Prolarix™ (formerly NQO2)	Cancer therapy	Phase 1 study sponsored by Cancer Research UK (CRUK) in the U.K. clinically complete	—	Phase 2a study in primary liver cancer due to commence 2008 and report 2009

Angiotensin Therapeutic Vaccine (ATV)	Hypertension	Manufacture of adjuvant and vaccine for phase 2a clinical study now complete Phase 2a clinical trial ongoing in U.K.	—	Initial results from Phase 2a clinical trial expected in first half of 2009

Digoxin Immune Fab	Pre-eclampsia	Phase 2b study in severe pre-eclampsia in the U.S. reported	Licensed from Glenveigh Pharmaceuticals LLC	Outcome of evaluation by GSK under Research Agreement

OncoGel®	Esophageal and primary brain cancers	Phase 2b study in esophageal cancer ongoing in U.S., E.U. and India Initial cohort enrolled into Phase 1/2 study in brain cancer ongoing in the U.S.	Diatos S.A. has exclusive rights outside North America, excluding Korea	Initial results from phase 2b study in esophageal cancer expected in 2010. Dose escalation in phase 1/2 study in primary brain cancer expected in first half of 2009.

Acadra™	B-cell chronic lymphocytic leukemia (B-CLL)	Phase 1/2 study ongoing in Belgium, France and Spain	Co-development with Advancell	Part 1 of study expected to be completed 2009

(1)	Each of the dates of next significant milestones represents the Board of Protherics’ expectations based on progress to date. There can be no assurance, however, that any of these dates or milestones will be achieved.

(2)	See discussion of DigiFab® marketing approvals below.

(3)	See discussion of Voraxaze® marketing approvals below.
Products Commercially Available
     CroFab® (Crotalidae Polyvalent Immune Fab (Ovine)) is a polyclonal antibody fragment for the management of minimal to moderate envenomations from North American crotalids (pit vipers, which includes rattlesnakes, Copperheads and Water Moccasins). It is intended for the treatment of bites early in the course of poisoning to prevent them from developing into more severe cases. CroFab® was approved by the U.S. Food and Drug Administration (“FDA”) in 2000 and was launched in the U.S. in 2001. It is currently distributed by Fougera, a division of Nycomed, and is the only product marketed for pit viper bites in the U.S. A Mexico-based company is developing a F(ab)2 product derived from horse serum targeted to crotalinae envenomation and has recently begun recruiting patients into a U.S. phase 3 clinical trial, including a comparative study with CroFab®. This product would compete with CroFab® in the future if it obtains regulatory approval in the U.S.
     The Company is modifying the manufacturing process which, subject to FDA approval, anticipated in 2010, is anticipated to improve yields from this product.
     DigiFab® (Digoxin Immune Fab (Ovine)) is a polyclonal antibody fragment for the treatment of life-threatening digoxin toxicity or overdose. Digoxin is a widely prescribed drug for the treatment of cardiac conditions but its effective dose is close to its toxic dose (i.e., it has a narrow therapeutic window). DigiFab® was approved by the FDA in 2001 and launched in the U.S. in 2002; it is distributed by Fougera, a division of Nycomed. There is one similar product on the U.S. market, Digibind® (GlaxoSmithKline).
     A U.K. marketing authorization application was submitted in August 2004 and discussions have taken place with the MHRA to resolve outstanding issues regarding the basis for approval and the final response is expected to be submitted in 2008. Assuming the additional information that is provided is considered satisfactory, approval is anticipated in the second half of 2008 with subsequent approvals in Europe over the following six to twelve months. In January 2007, the Company submitted a New Drug Submission to the Health Products and Food Branch of Health Canada for DigiFab®. Marketing approval in Canada is expected in late 2008 or early 2009. DigiFab® is currently being sold on a named patient basis in certain European and other countries following the transfer of the marketing rights for Roche’s Digitalis Antidot® in November 2006.
     ViperaTAb™ is a polyclonal antibody fragment sold on a named patient basis for the treatment of envenomations from the European common adder (Vipera berus). It is currently distributed in Sweden, Norway, Finland, Denmark and the Baltic countries by Swedish Orphan AB. The Company has also supplied ViperaTAb™ to the U.S. Department of Defense.
     Voraxaze® (glucarpidase, previously known as carboxypeptidase G2 or CPG2) has been developed as an adjunctive treatment for patients experiencing or at risk of toxicity following administration of high doses (> 1 g/m2) of methotrexate. Methotrexate is an established drug in cancer therapy which can cause serious and sometimes life-threatening toxicity if its elimination from the body is delayed. Voraxaze® is an enzyme which rapidly breaks down methotrexate thereby reducing the time that the patient is exposed to potentially toxic concentrations. The Company is not aware of any other drug therapies available that can achieve this. Voraxaze® was granted orphan drug status in the E.U. in February 2003 and the U.S. in August 2003.
     In September 2006, the Company submitted a Biological License Application (“BLA”) for Voraxaze® to the FDA in the U.S. This application was withdrawn in November 2006 following a request for additional manufacturing-related information. Following discussions with the FDA, the Company agreed to perform the additional manufacturing and analytical work required and three consecutive consistency batches will be manufactured in the second half of 2008 by our manufacturing partners, Eurogentec (drug substance) and Cangene (drug product).
     Discussions were also held with the FDA regarding the interaction of Voraxaze® with leucovorin, the standard supportive therapy given with high dose methotrexate therapy. The Company is undertaking a small clinical study to further characterize a drug-drug interaction between Voraxaze® and leucovorin.
     The FDA has granted Voraxaze® a Fast Track Designation for the rapid and sustained reduction in toxic methotrexate levels in patients with impaired renal function. The FDA has also agreed to the Company resubmitting its application as a rolling submission. This will enable the FDA to review sections of the application while the Company collects the additional manufacturing and clinical data although it is not obligated to do so. The Company plans to begin submitting a rolling BLA in the second half of 2008, leading to a potential marketing approval in the U.S. in the first half of 2010 if Priority Review is granted by the FDA.
     In May 2007, the FDA granted the Company permission to supply Voraxaze® in the U.S. under a Treatment Protocol, prior to marketing authorization being granted, and to charge for its supply, providing for recovery of some of the costs associated with the development and supply of Voraxaze®. Revenues from this cost recovery program are anticipated to continue until the approval of the BLA in the U.S. AAIPharma Inc. is the Company’s distributor for Voraxaze® in the U.S. Voraxaze® was previously available for use in the U.S. under a protocol sponsored by the National Cancer Institute (“NCI”).
     Named patient sales of Voraxaze® commenced in Europe and elsewhere outside the U.S. in January 2004 and are distributed principally by IDIS, although alternative distributors cover certain territories.
     A Marketing Authorisation Application (“MAA”) for the use of Voraxaze® as an intervention treatment, for patients experiencing or at risk of methotrexate toxicity from delayed elimination, was submitted in the E.U. in July 2005. The EMEA requested additional manufacturing data, similar to that requested by the FDA, and further data regarding the interaction between Voraxaze® and leucovorin. As these data could not be provided within the timeframe available under the Centralized Procedure, the MAA was withdrawn in May 2007. Following feedback from the EMEA, the Company is investigating the availability of a suitable non-clinical model to support the clinical benefit of Voraxaze® in order that extra data can be generated to support the resubmission of the MAA in Europe.
     Protherics will continue to supply Voraxaze® in the E.U. on a named patient basis for intervention use in patients at risk of severe or life-threatening methotrexate toxicity due to delayed elimination of methotrexate following high dose methotrexate therapy.
     The company has initiated two small investigator-led clinical studies to investigate the safety and efficacy of Voraxaze® when it is used in a planned way with successive cycles of high dose methotrexate therapy; in previous studies, Voraxaze® has been given with only a single cycle of methotrexate. If these studies are successful, the data from them will be used to develop a clinical program to expand the indications for Voraxaze® into the potentially much larger repeated planned use market.
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
     In December 2005, the Company announced the signing of a licensing agreement with AstraZeneca for the global development and commercialization of CytoFab®. Under the terms of the agreement, AstraZeneca will undertake all clinical development work for the product and Protherics will be primarily responsible for bulk drug manufacturing, including the supply of clinical trial material. On signing, AstraZeneca made an initial payment of £16.3 million to Protherics along with a £7.5 million equity investment in Protherics. The Company has subsequently successfully scaled up the CytoFab® manufacture to a 600 liter batch size and shown batch to batch consistency, which triggered a £10.0 million milestone in March 2007. The process has now been scaled up to 3,000 liters. The agreement with AstraZeneca has a potential total value to Protherics, based on up-front and milestone payments alone, of approximately £186 million. Protherics will also receive royalties on global product sales of 20% of net sales, during the period of the license, in addition to payments in return for the commercial supply of bulk drug substance and drug product.
     In November 2006, following consultations with regulators in the U.S. and E.U., AstraZeneca announced its intention to expand the clinical development plan for CytoFab® in severe sepsis, with the addition of a phase 2 program which will consist of two separate studies in patients with severe sepsis. The first study, which is underway, is designed to assess the safety, tolerability, pharmacokinetics and pharmadynamics of CytoFab® produced by the new manufacturing process. It will enroll up to 70 patients across multiple sites in the U.S. and is expected to report towards the end of the year or early in 2009. Following the successful completion of this study, AstraZeneca intends to begin a second study to assess both the safety and efficacy of CytoFab® in a much larger patient group. The Company will receive its next milestone payment of £10 million from AstraZeneca upon the start of a phase 3 study which is anticipated in 2010.
     ProlarixTM (formerly NQO2) was also acquired by the Company when it acquired Enact Pharma. It is a small molecule-based chemotherapy involving the coadministration of a prodrug, tretazicar (formerly CB 1954) with a cosubstrate, caricotamide (formerly EP-0152R). The enzyme NQO2 has elevated activity in certain tumors, in particular primary liver cancer (hepatocellular carcinoma or HCC), offering a potentially selective therapeutic effect. HCC is a devastating cancer which kills around 500,000 patients each year globally and, despite recent approvals of Sorafenib (Nexavar®, Onyx/Bayer), life expectancy for HCC patients remains less than twelve months from diagnosis. ProlarixTM may also have a role in the treatment of other solid tumors, such as ovarian cancer and melanoma, providing a wider potential market opportunity for the drug.
     A phase 1 study in patients with solid tumors, designed to identify the doses of both tretazicar and caricotamide to take forward into phase 2 based on safety and pharmacokinetics, has been completed in the U.K. under the auspices of Cancer Research UK and the Company is awaiting the final study report. The dose of caricotamide was fixed early in the study and the Company announced in July 2007 that the maximum tolerated dose tretazicar has been reached. The anticipated reductions in the levels of tretazicar in the blood have been observed in the presence, but not the absence, of caricotamide, providing some evidence that it is being converted to the active cytotoxic agent by NQO2.
     The Company plans to start a phase 2 program shortly to investigate tumor responses in the lead indication of HCC. This phase 2 program will comprise an open-label run-in phase 2a study to a larger controlled study in which ProlarixTM will be added to Sorafenib and compared to Sorafenib alone. The open-label study should provide an early indication of potential efficacy in HCC patients and results are expected from this study in early 2009.

     Angiotensin Therapeutic Vaccine (“ATV”) is being developed by the Company for the treatment of high blood pressure (hypertension). Although hypertension can be treated with oral therapies, because people with mild to moderate hypertension generally feel well, compliance with such treatments is very poor. It is estimated that 70% of patients fail to take their medication as prescribed. As hypertension is a major factor in stroke and heart disease, failure to control blood pressure can have serious consequences. The Company is developing a vaccine designed to maintain control of blood pressure with only periodic injections. The vaccine produces antibodies to angiotensin, one of the hormones involved in the regulation of blood pressure.
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
     One of the formulations, containing a proprietary adjuvant developed by CoVaccine BV, increased the antibody response in animals by about 10-fold relative to the formulation used in the previous clinical study which contained alhydrogel as adjuvant. In June 2006, the Company acquired the adjuvant from CoVaccine BV. The Company has completed the non-clinical safety testing and manufacturing scale up of the CoVaccine HT™ adjuvant required to support a phase 2 clinical study.
     The Company began a phase 2a study in June 2008 with the new formulation of ATV with CoVaccine HT. The goal of this study is to confirm that the new formulation increases levels of anti-angiotensin antibody response sufficiently to cause a reduction in blood pressure in hypertensive patients. With proof of concept data at the end of this phase 2a study, the Company intends to out-license the program to a pharmaceutical company with a franchise in the global anti-hypertensive market, currently estimated at more than $30 billion annually. Additionally, the adjuvant is attracting interest from several possible partners for other programs.
     One other company (Cytos Biotechnology AG, Switzerland) is known to be developing a vaccine for hypertension that would compete directly with the Company’s ATV and reported recently that its angiotensin vaccine, CYT006-AngQb, caused a statistically significant reduction in blood pressure and was well tolerated when three injections were administered. Cytos is now evaluating the safety of five injections in an additional clinical study.
     OncoGel® is a novel, locally administered, sustained-release injectable formulation of paclitaxel, an established chemotherapeutic for the treatment of solid tumors. It is designed for local administration to a tumor, where it is able to deliver high concentrations of paclitaxel for up to six weeks. OncoGel® is being investigated in two lead indications, esophageal and primary brain cancers.
     A major goal of current therapy in esophageal cancer is to control loco-regional disease as such control has been shown to improve overall survival of patients who subsequently undergo a potentially curative surgery. Patients currently receive pre-operative chemo-radiotherapy to help control spread of the tumor but, despite this, there remains a large unmet need for a more effective therapy.
     A phase 2a study in inoperable esophageal cancer in which OncoGel® was given with external beam radiation for the treatment of dysphagia has been completed in Europe and the U.S. In this study, OncoGel® was injected directly into the primary tumor; it reduced tumor bulk in the majority of patients. In future studies this may allow more patients to become candidates for surgical resection, in addition to improving the management of the cancer. In January 2008, the Company initiated a randomized multinational phase 2b study to evaluate OncoGel® administered in combination with pre-operative chemo-radiotherapy compared to pre-operative chemo-radiotherapy alone in 124 patients with esophageal cancer. The primary endpoint of the study is a blinded assessment of tumor response, with overall survival a secondary endpoint. The Company expects to have data available from the phase 2b study in 2010.
     Treating brain cancer is extremely challenging due to the inability of most chemotherapeutic agents to cross the blood-brain barrier. Where feasible, the primary therapy for patients with primary brain tumors is surgical debulking. OncoGel® is being developed for the treatment of primary brain cancers, such as glioblastoma multiforme (“GBM”).
     OncoGel® has demonstrated encouraging dose-dependent activity in non-clinical models of brain cancer. A phase 1/2 study of OncoGel® in recurrent GBM is ongoing. The aim of the study is to investigate the safety and tolerability of OncoGel® when administered into the cavity produced after a tumor is surgically removed. Data from this study will determine the dose to be used in future studies of patients with GBM. Following observations of fluid accumulation in the three patients dosed in the first cohort to be treated, patients treated in the next cohort in the study will receive a lower dose volume and will have a drain surgically inserted to allow the easy removal of any fluid that accumulates in the brain. The FDA has requested additional non-clinical safety data prior to further dose escalation in the study. These data are expected to be available in the first half of 2009.
     AcadraTM (formerly Acadesine) is a nucleoside analogue that could be a promising new therapy for the treatment of B-cell chronic lymphocytic leukemia (B-CLL), a hematological cancer where B-cells accumulate due to their increased survival. Unlike existing chemotherapies for B-CLL, AcadraTM has been shown ex-vivo to selectively kill B-cells, while having only minimal toxicity to T-cells. This selectivity for B-cells means that AcadraTM has the potential to reduce the risk of serious infection and other side effects seen with current chemotherapies.
     B-CLL is the most frequently occurring type of leukemia in the western world and accounts for about 40% of all leukemias in those over 65 years of age. It is very rare in those below the age of 30 years and it follows an extremely variable course with overall survival times ranging from months to decades. B-CLL is considered incurable but temporary remission can be achieved with chemotherapies such as chlorambucil (Leukeran®, GSK), fludarabine (Fludara®, Bayer) or cladrabine (Leustatin®, Ortho Biotech) and the monoclonal antibodies, alemtuzumab (Campath®, Genzyme and MabCampath®, Bayer) or rituximab (MabThera®, Roche), either given alone or in combination.
     AcadraTM was well tolerated when previously studied in 2,000 patients for an unrelated indication. The Company and its co-development partner, Advancell, have initiated a phase 1/2 study of AcadraTM in patients with recurrent or refactory B-CLL. The study is being undertaken in Belgium, France and Spain and will enroll up to 30 B-CLL patients. Part 1 of the study is an open-label assessment of the safety and tolerability of escalating single doses of AcadraTM followed, in part 2, by an assessment of up to five repeated doses. Part 1 of the study is expected to be completed in 2009, with the intention of providing initial evidence of a potential selective effect.
     Pre-eclampsia Indication/Digoxin Immune Fabs, such as the Company’s DigiFab® and GlaxoSmithKline’s Digibind®, may have potential in the treatment of pre-eclampsia. Pre-eclampsia is a life-threatening complication that occurs in about 5-8% of pregnancies in the U.S. Pre-eclampsia is generally characterized by high blood pressure and if left unmanaged, can lead to renal failure, eclampsia and death of the mother. It can also result in early delivery of the baby, resulting in development abnormalities or death of the baby. It is a major cause of admissions to neonatal intensive care units. There are no approved therapies available and few products in development to specifically treat pre-eclampsia.
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
     In April 2008, the Company reported the headline results from the phase 2b (“DEEP”) study which investigated the use of Digibind® in 51 patients with severe pre-eclampsia. In this small study, one of the two primary endpoints was met when the deterioration in kidney function during the 24-48 hours period of treatment was found to be significantly less (p<0.05) in patients receiving Digibind® than in patients receiving placebo. However, there was no significant difference for the other primary endpoint, the use of anti-hypertensive drugs, in this study.
     The clear effect on kidney function seen in the DEEP study provides support for Digibind® having a pharmacological effect in a serious condition for which there is no approved therapy. The Company is in discussion with the other stakeholders in the program, including GlaxoSmithKline, to decide the potential next steps.
Principal Markets
     The Company operates in the United Kingdom, the United States and Australia, and its revenues are largely attributable to its core technology of immunotherapeutics and Voraxaze® named patient sales and Cost Recovery revenues. In fiscal year ended March 31, 2008, revenue of £2,075,000 (2007: £2,213,000, 2006: £701,000) was recognized, under the Company’s revenue recognition policy, from the initial £16,300,000 payment received from the license agreement with AstraZeneca. In fiscal year ended March 31, 2007 a £10,000,000 development milestone was also recognized in relation to this contract. The table below shows a breakdown of revenues, under IFRS, by geographical market for each of the last three fiscal years.

	2008	2007	2006
	£’000	£’000	£’000
United Kingdom	2,126	1,983	1,202
Rest of Europe	1,097	277	554
North America	22,749	28,809	15,893
Rest of the World	95	50	60

	26,067	31,119	17,709
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
     Competition among products will be determined by, among other things, efficacy, safety, convenience, reliability, price, geographical location and patent position. Competing products or product candidates and their manufacturers are discussed in respect to each of the Company’s principal products under “Item 4. Information on the Company — Products.”
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
     The Company holds or licenses the rights to a number of U.S. and foreign patents and patent applications, the most material being:
•	Transmissible Spongiform Encephalopathies — The Company has been granted patents for its transmissible spongiform encephalopathy diagnostic technology in the U.S., Europe (European Patent Office or “EPO”), South Africa, Australia and New Zealand. These patents will expire between 2012 and 2015. The European patent was granted in 1999 and underwent opposition, on which a recent appeal decision was issued in favor of the Company. The Canadian patent application has now been accepted and should proceed to grant shortly. Patent applications are pending in the U.S. (divisional) and Japan, claiming a priority date of December 3, 1991. The first U.S. divisional patent was granted on April 30, 2002.

A further application directed towards new variant Creutzfeldt-Jacob Disease was filed in January 2004 and PCT, Argentine and Malaysian applications were filed in January 2005. The PCT application national phase was entered in 2006 and there are now also pending applications in Australia, Brazil, Canada, China, India, Japan, Republic of Korea, Mexico, New Zealand, Singapore, South Africa, the U.S. and Europe;

•	Angiotensin vaccine — The Company has pending patent applications for angiotensin peptide analogues and vaccine uses in Canada, Japan, the U.S., and Argentina, all claiming a priority date of June 24, 1997. The New Zealand, Australian, United States and EPO (the parent application) patents have now been granted. A divisional patent application is pending in the EPO with further U.S. divisional applications in process or planned;

•	Anti-TNFa antibodies — The Company has been granted U.K., U.S., Canadian, Japanese, EPO, New Zealand and Australian patents for use of Fab fragments of anti-TNFa antibodies in medicine, particularly for the use in the treatment of sepsis. The EPO patent is being maintained in France, Germany, Italy and Spain. The majority of these patents expire in 2014, although the U.S. patent is due to expire in 2018;

•	Mixed monospecific polyclonal antivenins — The Company has been granted EPO, United Kingdom, Australian, Japanese, Russian Federation, and United States patents on the use of mixed monospecific polyclonal antivenins. These patents are projected to expire on April 24, 2012, other than the Australian patent, which is expected to expire on April 24, 2008, and the United States patent, which is expected to expire on December 21, 2021;

•	Fab polyclonal antivenins — The Company has also applied for a U.S. patent for the Fabantivenins, the prosecution of which is ongoing following a successful appeal to the U.S. Court of Appeals for the Federal Circuit district court in 2007;

•	Prolarix™ (formerly NQO2) — The Company has filed patent applications in the EPO, U.S., Japan, Canada, U.K., and Hong Kong around using NQO2 to activate prodrugs in the presence of an added co-factor. The priority date for filing is June 1997 and the filing date is June 15, 1998; the expected expiry date for any patents is June 15, 2018. Patents have been granted in the U.K., the U.S., Hong Kong and the EPO. Divisional applications are pending in the U.S. and at the EPO;

•	CoVaccine HT adjuvant — In June 2006, the Company acquired the patent applications and trademarks associated with CoVaccine HT adjuvant from CoVaccine B.V. The patent family includes Canada, China, Japan and the U.S. The effective date of filing of the PCT application is November 30, 2000, and this application claims priority from an earlier EPO application, filed on November 30, 1999. Patents are currently granted in Europe, China, New Zealand and Australia with remaining applications pending.

•	OncoGel® — The Company has been granted patents for injectable formulations of paclitaxel in the U.S., EPO, Argentina, China, Australia, South Africa, Russian Federation, New Zealand, and Korea. These patents claim a priority dates of October 3, 1997 and October 1, 1998, and are projected to expire in 2017 and 2018. Applications involving this technology are currently pending in Japan, Israel, Europe, Brazil, Canada, Poland, and Norway.

•	Treatment of Pre-eclampsia — The Company has patent applications directed to treatment of pre-eclampsia using digoxin antibodies (e.g., DigiFab®) which are pending in the U.S., EPO, Australia, Canada, China, Japan, Mexico, Norway, South Africa, and India. These applications claim priority of July 25, 2002. A continuation-in-part application was filed in the U.S. on December 23, 2005 claiming priority to a U.S. provisional application filed May 17, 2005, and a corresponding P.C.T. application was filed May 14, 2006.

•	Acadra™ — In December 2006, the Company entered into a license to use patent applications associated with Acadra™. The patent family includes the principal territories of Europe, Canada, Japan and the U.S. and is maintained by the Company’s development partner, Advanced In Vitro Cell Technologies S.L.
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
Third Party Patent Rights
     Rockefeller University had a European patent which could be construed to cover use of anti-TNFa antibodies which has now been revoked. Rockefeller University also holds patent rights related to this revoked European patent in the U.S., Australia and Japan. The Board believes that due to the precise nature of most of these patent rights in Australia and the U.S., commercial exploitation of CytoFab® in these territories will not infringe any valid claims of these patents. In any event, the Australian and Japanese patent rights were to have expired in August 2006, unless they were the subject of patent term extensions. The Company is aware of U.S. patents granted to Rockefeller University in October 2001 and July 2002 relating to a neutralizing antibody to a mediator substance which, if valid, could be used to restrict the Company’s development of anti-TNFa products, including CytoFab® in the U.S. The Company has an opinion from its U.S. patent attorney that CytoFab® does not infringe the claims of these patents. The Company has specific patents in the U.S. and other territories covering the use of Fab fragments of anti-TNFa antibodies, as summarized above.
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

Trademarks
     The Company has registered a number of active trademarks in various jurisdictions, the most material of which are specified below:
•	CroFab® in the U.S.;

•	CytoFab® in the United Kingdom, Europe and the U.S.;

•	CytoTAb™ in the United Kingdom;

•	DigiFab® in the U.S. and Europe;

•	DigiTAb™ in the United Kingdom;

•	ViperaTAb™ in the United Kingdom;

•	Voraxaze® in the U.S. and Europe;

•	OncoGel® in the U.S.;

•	Prolarix® in Europe, Japan and Australasia;

•	ReGel® in the U.S.

•	Doloryn® in the U.S.; and

•	CoVaccine™ in Europe
     In addition, applications to register the following active trademarks are currently pending:
•	Prolarix™ in the U.S.; and

•	Acadra™ in the U.S., Europe and Japan
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
     In Europe, the Company must take into consideration:
(a)	the regulatory climate within the E.U., including the influence of the International Conference on Harmonization, and the approach of the European Medicines Evaluation Agency and European Commission, as well as

(b)	the position of the national regulatory authorities in the E.U. member states.
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
     The steps required before a pharmaceutical product may be marketed in the United States include:
(a)	pre-clinical laboratory testing;

(b)	submission to the FDA of an investigational new drug application which must become effective before human clinical trials may be commenced;

(c)	adequate and well-controlled human clinical trials to establish the safety and efficacy of the drug;

(d)	submission of a new drug application or biological license application to the FDA; and

(e)	FDA approval of the new drug or biological license application prior to any commercial sale or shipment of the drug.
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
     Approval Procedures and Criteria — The FDA generally applies the same requirements for approval of all products:
•	proof of safety and efficacy (efficacy must usually be demonstrated by two well-controlled clinical trials carried out in accordance with FDA regulations).;

•	demonstration of adequate controls in the manufacturing process; and

•	conformity with requirements for labeling.
     The FDA has discretion to determine whether the data submitted is adequate for approval. The time taken for this approval process is based on:
•	the quality of the submission;

•	the potential contribution of the compound in improving the treatment of the target disease; and

•	the workload at the FDA.
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
     Orphan Drug Status — The Orphan Drug Act of 1983 encourages manufacturers to seek approval of products intended to treat “rare diseases and conditions” with a prevalence of fewer than 200,000 patients in the United States or for which there is no reasonable expectation of recovering the development costs for the product. For products that receive orphan drug designation by the FDA, the Orphan Drug Act provides tax credits for clinical research, FDA assistance with protocol design, eligibility for FDA grants to fund clinical studies and a period of seven years of marketing exclusivity for the product following FDA marketing approval. The Company’s crotalid antivenin, CroFab®, received marketing approval by the FDA in 2000, under the orphan drug program, and its methotrexate therapeutic, Voraxaze®, for which the Company is seeking marketing approval, received orphan drug designation by the FDA in August 2003. In February 2008, the FDA granted orphan drug designation to Oncogel™ for treatment of esophageal cancer.
     Fast Track Designation and Priority Review — Applicants may petition the FDA for “Fast Track” review of new drugs that treat serious disease and fill an unmet medical need (e.g., providing a therapy where none existed or providing a superior therapy). The Fast Track designation allows the applicant to interact closely with the FDA during the drug development and clinical trial design stage and to submit its marketing application in sections on a rolling basis as new data becomes available. Once an application has been submitted, an applicant may request Priority Review of the application by the FDA. Priority Review is available for drugs that offer major advances in treatment or provide a treatment where no adequate therapy exists. Under Priority Review, the FDA’s goal for the application review process is reduced from the standard ten months to six months.
     Accelerated Approval — The FDA may accelerate approval of medicines that offer a significant improvement in the treatment of fatal or life-threatening conditions, or conditions for which there is no alternative therapy. The FDA may grant approval based on a surrogate endpoint — a measured marker or result that is a substitute for a clinically proven outcome. In certain cases, the FDA may permit phase 2 and phase 3 studies to be compressed into a single study or may grant marketing approval on a provisional basis with a written commitment to complete clinical studies that formally demonstrate patient benefit.
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
     Medicare and Medicaid — The Medicare program, a federal program that provides defined health benefits for the aged, some disabled persons and persons with end-stage renal disease, may be an indirect source of revenue for products. Further, the Medicaid program, a joint federal and state program that provides defined health benefits to certain financially needy individuals, may also provide a source of revenue for products. These programs are subject to legislative and regulatory changes over which the Company has no control. Any restrictions on reimbursement, coverage or eligibility under the Medicare or Medicaid program could adversely affect the revenue generated by a product. Medicare and Medicaid fraud and abuse laws prohibit the soliciting, receiving, offering or payment of any bribe, kickback, rebate or other remuneration in return for the referral or recommendation of patients for items and services covered by federal health care programs. Because some products are covered by these programs, our activities are subject to these prohibitions.

     In addition to these prohibitions, to the extent a company directly participates in the Medicare and Medicaid programs, it will be subject to additional extensive federal and state regulation, including:
(a)	the provision of the Social Security Act, commonly known as the “Stark Law,” which prohibits certain referrals of Medicare patients by a physician to an entity if the physician or a member of such physician’s immediate family has a “financial relationship” with the entity, defined broadly to include compensation arrangements or ownership interests; and

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
     The CP is a process for which there is a single application, a single evaluation and a single authorization for medicinal products within the E.U. This procedure applies only to certain types of applications and is compulsory for certain biotechnology products. Under Regulation 726/2004, new treatments for AIDS, cancer, diabetes and neurodegenerative diseases have to use the CP. Beginning May 2008, the CP became mandatory for new treatments for autoimmune diseases and other immune dysfunctions and viral diseases.
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
     Maintenance of Marketing Authorizations — A marketing authorization application may be submitted when appropriate data is available. The submission of an application to a regulatory authority does not guarantee that a license to market the product will be granted by that regulatory authority. Furthermore, in certain cases (but excluding the centralized procedure), a national regulatory authority may impose its own requirements and may refuse to grant approval or may require additional data before granting an approval, even though the relevant product may have been approved by authorities in other countries. The time taken to obtain a national approval in individual countries varies, but can take from a few months to several years from the date of application. In contrast, it usually takes 12 to 18 months to gain approval under the centralized procedure. Marketing authorizations are granted subject to certain generally applicable conditions and may also be subject to product specific restrictions determined by regulatory authorities.
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
Property, Plants and Equipment
     The Company leases its registered office, 3,812 sq. ft. of office space at The Heath Business & Technical Park, Runcorn, Cheshire WA7 4QF, from SOG Limited. This lease commenced on December 1, 2007, for an initial period of three years and is subsequently renewable annually at the option of the Company. In addition, the Company leases a corporate office, under three leases, at 3 Creed Court, 5 Ludgate Hill, London EC4M 7AA. These leases commenced in October 2003, December 2005 and October 2007 and are for an initial period of 3 years with a right to extend for a further two years.
     The Company also leases a 6,556 sq. ft. corporate office at 5214 Maryland Way, Suite 405, Brentwood, Tennessee 37027. The lease commenced on November 1, 2001 and will continue through December 31, 2009. The Company also leases 5,307 sq. ft. of laboratory and office space at 615 Arapeen Drive, Suite 105, Salt Lake City, Utah 84109, the lease for which commenced June 1, 2003, and will continue through May 31, 2012. In addition, the Company leases 17,629 sq. ft. of office, laboratory and clean room space at 2417 South 3850 West, Suite 150, West Valley City, Utah 84120, the lease for which commenced on September 1, 2006 and will continue through November 30, 2011, although the Company has a right to extend the lease for a further 3 years.
     Protherics UK Limited, a subsidiary of the Company, owns and operates production offices, quality control laboratories, a manufacturing facility, and land covering approximately 200 acres, located in Ceredigion, Wales.
     Protherics Australasia Pty Limited, a subsidiary of the Company, produces antisera at its facilities leased from the Turretfield Research Centre at Rosedale, near Adelaide, South Australia, where the Company has constructed offices, laboratories and a cleanroom. The lease of the Turretfield Research Centre has been extended to July 31, 2010, with an option to extend for a further five years. The South Australian Minister for Primary Industries holds a security interest on the buildings and equipment of Protherics Australasia Pty Limited in connection with notes payable in the principal amount of

A$1,287,000, of which the final installment of $16,700 was repaid in April 2008. The interest rate was variable at the discretion of the Minister for Primary Industries.
     The Company’s sheep flock is located at Martindale, South Australia, where the Company is currently finalizing a new agreement with Martindale Holdings Pty Limited for the grazing rights for 5,500 to 8,500 sheep. The new agreement would allow sheep numbers to be expanded further by agreement with Martindale Holdings at a minimum of 12 months’ notice for pasture development. The new lease agreement would expire on May 31, 2013 with an option to extend for an additional five years.
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
A. Operating Results
Year Ended March 31, 2008 Compared to Year Ended March 31, 2007.
     Total revenues for the fiscal year 2008 decreased by £5,052,000, or 16%, to £26,067,000 from £31,119,000 in fiscal year 2007. Revenues for fiscal year 2007 included a £10,000,000 manufacturing milestone on the Company’s CytoFab® program outlicensed to AstraZeneca. Excluding this milestone, total revenues for fiscal year 2008 increased by £4,948,000 or 23% over fiscal year 2007.
     The majority of the Company’s non-CytoFab® revenues were predominantly denominated in U.S. dollars and, therefore, the increasing weakness of the U.S. dollar against sterling has had an unfavorable impact on the revenue as reported in sterling, particularly with respect to the two main products, CroFab® and DigiFab®.
     CroFab® contributed sales of £15,707,000, up £1,577,000, or 11%, from the £14,130,000 recorded in fiscal year 2007. The majority of this product is sold through Nycomed. Our agreement with Nycomed splits revenue evenly between both parties. Seventy percent of the Company’s share of product revenues is earned on shipment of the product to Nycomed, with the balance earned once Nycomed sells the product. The increase in sales in the current year occurred due to increased product shipments to Nycomed which outweighed the effect of adverse currency exchange rate movements experienced over the year.
     DigiFab® contributed sales of £4,811,000, up 81% from £2,658,000 in fiscal year 2007. This increase arose as Nycomed recorded increased sales of DigiFab®. In addition, Nycomed also increased their product requirement to realign their inventory following reduced shipments in the prior two years. This underlying growth was only marginally moderated by the increasing weakness of the U.S. dollar.
     Voraxaze® revenues increased from £1,370,000 in fiscal year 2007 to £2,795,000 in fiscal year 2008, an increase of 104%. The increase in Voraxaze® revenues resulted primarily from revenues earned under the FDA Treatment Protocol approved in May 2007. Previously, Voraxaze® was only available on a named patient basis in Europe.

     ViperaTAb™ sales in fiscal 2007 were abnormally high following the release of new product for the European bite season that year. As anticipated, sales in 2008 decreased from £347,000 in the prior year to £182,000.
     Royalty income from Enfer Scientific relating to BSE testing has been declining for several years due to increased competition and pricing pressures. These pressures have continued during fiscal 2008 with revenues down from £277,000 in fiscal year 2007 to £224,000 in fiscal year 2008.
     Other revenues increased from £124,000 in fiscal 2007 to £273,000 in fiscal 2008 as a result of research income from Protherics Salt Lake City, Inc. (formerly MacroMed, Inc.) acquired in January 2007, contributing for the full year.
     Cost of sales increased by £1,129,000 to £12,463,000 in fiscal 2008, an increase of 10%. Although total revenues decreased, trading revenues, being those earned by sale of product, increased by £4,991,000 or 27%. This disparity arises from increased volumes of higher margin products and resulted in an improved gross margin on trading revenues from 39% in fiscal 2007 to 47% in fiscal 2008.
     Total research and development expenses increased, as planned, by £5,160,000, or 37%, from £13,978,000 in fiscal year 2007 to £19,138,000 in fiscal year 2008 as the Company increased investment in its development pipeline and saw the full year impact of the development activities arising from the Company’s acquisitions of Oncogel® and the inlicensing of AcadraTM and Digoxin Immune Fab for pre-eclampsia in January 2007. No research and development expenditures were capitalized in either fiscal 2007 or fiscal 2008.
     Administration expenses increased from £10,161,000 in fiscal year 2007 to £13,684,000 in fiscal year 2008. This increase is a consequence of the full year impact of acquisition of MacroMed, Inc. in January 2007 as well as losses on foreign exchange positions and increased costs associated with employee share options.
     As a consequence of the increased investment in the product pipeline and fiscal 2007 including a milestone payment of £10,000,000 in relation to CytoFab® which was not repeated in fiscal 2008, the Company recorded an operating loss of £19,218,000 in fiscal 2008, compared to a loss of £4,354,000 in fiscal 2007.
     Interest income for fiscal year 2008 increased by £1,227,000, or 106%, to £2,382,000 as a consequence of increased cash and short-term investments. The main factor was the £36,063,000 proceeds (net of expenses) of the placing and open offer undertaken in January 2007 thereby leading to higher average cash balances in the year. Interest expense for fiscal year 2008 reduced marginally from £417,000 to £415,000.
     The tax credit recognized in fiscal year 2008 mainly represents the anticipated receivable from the surrender of tax losses following incurrence of qualifying U.K. research and development expenditure from prior years and a deferred tax credit arising from the recognition of increased tax losses at the Company’s Australian operation. This was offset by the full provision against tax prepayments made in the U.S. following a reassessment of probability of recovery in fiscal year 2009.
     The Company’s net loss for fiscal year 2008 was £16,742,000 compared to a loss of £3,357,000 for fiscal year 2007.
Year Ended March 31, 2007 Compared to Year Ended March 31, 2006.
     Total revenues for the fiscal year 2007 increased by £13,410,000, or 76%, to £31,119,000 from £17,709,000. A substantial element of this increase related to CytoFab® where total revenues recognized in the year amounted to £12,213,000, and included the £10,000,000 manufacturing milestone receivable in the year, compared to £701,000 in the previous year.
     The majority of the Company’s non-CytoFab® revenues were predominantly denominated in U.S. dollars and, therefore, the continuing weakness of the U.S. dollar against sterling had an unfavorable impact on the revenue as reported in sterling, particularly with respect to the two main products, CroFab® and DigiFab®.
     CroFab® contributed sales of £14,130,000, up £2,630,000, or 23%, from the £11,500,000 recorded in fiscal year 2006. The majority of this product is sold through Nycomed. Our agreement with Nycomed splits revenue evenly between both parties. Seventy percent of the Company’s share of product revenues ,is earned on shipment of the product to Nycomed, with the balance earned once Nycomed sells the product. The increase in sales in fiscal year 2007 occurred due to increased product shipments to Nycomed in addition to increased royalties from Nycomed’s sales to its customers. This outweighed the effect of adverse currency exchange rate movements experienced over the year.
     DigiFab® contributed sales of £2,658,000, down 30% from £3,789,000 in fiscal year 2006. Nycomed continued to record increased sales of DigiFab®, however during 2005 and 2006 Nycomed reduced its orders from the Company to better align its inventory holdings with sales levels. Nycomed worked through much of its inventory and, as a result of the strong sales being recorded over fiscal year 2006, increased its orders for fiscal year 2007. In addition to the reduced shipments, the adverse exchange rate movements experienced over 2006 also contributed to the reduced sales in fiscal year 2007.
     Voraxaze® revenues increased from £836,000 in fiscal year 2006 to £1,370,000 in fiscal year 2007, an increase of 64%. The increase in Voraxaze® revenues, which is currently available on a named patient basis in Europe, is attributed to a continuing increase in product awareness within the medical community.
     ViperaTAb™ sales increased from £96,000 in fiscal year 2006 to £347,000 in fiscal year 2007 following release of new product at the start of the European bite season.
     Royalty income from Enfer Scientific relating to BSE testing suffered from increased competition and pricing pressures which have continued since 2004, and was down from £440,000 in fiscal year 2006 to £277,000 in fiscal year 2007.
     Other revenues reduced from £347,000 in fiscal 2006 to £124,000 in fiscal 2007. Revenues for fiscal 2006 reflected the recognition of £275,000 on technology outlicensed by Enact prior to its acquisition.
     Cost of sales increased by £42,000 to £11,334,000 in fiscal 2007, although fiscal 2006 had included exceptional costs of £1,362,000 arising during the closedown of the Company’s main manufacturing facility during a major upgrade and expansion. Excluding these exceptional items, cost of goods increased by £1,404,000, or 14%, caused primarily by increased shipments of CroFab® marginally offset by the reduction in shipments of the lower cost DigiFab® product.
     Total research and development expenses increased by £7,231,000, or 107%, from £6,747,000 in fiscal year 2006 to £13,978,000 in fiscal year 2007. The most significant factor in this rise was the Company’s development expenditure on CytoFab® following the licensing agreement with AstraZeneca UK Limited towards the end of fiscal year 2006. In addition, the Company undertook further work on Voraxaze® in support of its marketing authorization applications. Finally, the fourth quarter of fiscal 2007 began to reflect the effects of increased spending from the acquisition of MacroMed, Inc. in January 2007 and the two other products (AcadraTM and Digoxin immune fab for pre-eclampsia) in-licensed at the same time. No research and development expenditures were capitalized in either fiscal 2006 or fiscal 2007.

     Administration expenses increased by £958,000, or 10%, from £9,203,000 in fiscal year 2006 to £10,161,000 in fiscal year 2007. This increase was a consequence of the increasing size of the business since the CytoFab® agreement with AstraZeneca UK Limited in the last quarter of fiscal 2006 and the acquisition of MacroMed, Inc. in January 2007. This increased expenditure was offset by gains on foreign currency positions and reduced costs associated with employee share options.
     As a consequence of the above, in particular the recognition of CytoFab® revenues, the Company recorded an operating loss of £4,354,000 in fiscal 2007, compared to a loss of £9,533,000 in fiscal 2006.
     Interest income for fiscal year 2007 increased by £754,000, or 188%, to £1,155,000 as a consequence of increased cash and short-term investments. The main factor in the increased funds was the January 2006 receipt from AstraZeneca UK Limited of £23.8 million relating to the CytoFab® project. In addition, proceeds of the £36,063,000 (net of expenses) placing and open offer undertaken in January 2007 also increased interest income in the final quarter of fiscal 2007.
     Interest expense for fiscal year 2007 reduced marginally from £431,000 to £417,000. This was the result of lower levels of interest paid on the 6% unsecured convertible loan notes issued as the main part of the consideration for the Enact acquisition in June 2003, offset by increased charges on finance leases entered into as the Company expanded its manufacturing capability as required under the CytoFab® agreement with AstraZeneca UK Limited.
     The tax credit recognized in fiscal year 2007 mainly represented the anticipated receivable from the surrender of tax losses following incurrence of qualifying U.K. research and development expenditure. This amounted to £353,000, compared with £325,000 in fiscal year 2006, offset by the deferred tax charge arising from the utilization of tax losses at the Company’s Australian operation.
     The Company’s net loss for fiscal year 2007 was £3,357,000 compared to a loss of £9,488,000 for fiscal year 2006.
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
     At March 31, 2008, the Company had cash and cash equivalents totaling £37,616,000 (including bank overdrafts). The Company had a net cash outflow from operating activities of £126,000 as compared to an operating loss of £19,218,000. The main contributing factor to this differential was the £10,000,000 CytoFab® milestone which was earned in fiscal 2007 but not received until fiscal 2008. Excluding this item and the amount recognized from the initial £16,300,000 received under the AstraZeneca agreement in January 2006, the Company would have had a net cash outflow from operating activities during fiscal year 2008 of £8,051,000, compared to a net cash outflow of £5,758,000 in fiscal year 2007 calculated on the same basis. This adverse movement resulted from the increased cost base, most notably research and development and general and administrative expenditure, of the operation enlarged by the acquired operations and projects in January 2007 offset by improved working capital management.
     Capital expenditures financed by cash increased 179% to £3,471,000 in fiscal year 2008 from £1,242,000 in fiscal year 2007 and were predominantly the Company’s investment in its Salt Lake City facility, expansion of manufacturing capacity in Australia and further development of its facilities in Wales.
     The Company invested no cash in intangible assets in fiscal 2008 when £4,092,000 of expenditure was incurred in intangible assets in the prior year being primarily the digoxin immune fab program for pre-eclampsia along with Acadra™. The Company also incurred net cash costs of £374,000 in relation to the purchase of MacroMed, Inc. in January 2007.
     Capital expenditures of approximately £3,000,000 are budgeted for fiscal year 2009 in order to instigate process improvements to the CroFab® manufacturing process, to enhance capacity at the Company’s Australian manufacturing facility in order to meet future requirements for CytoFab® and to enhance the manufacturing facilities in Salt Lake City to support the OncoGel® program.
     Funds for operating and capital requirements historically have been provided by the issue of equity and debt and from collaboration agreements and other financing arrangements. On June 18, 2003, the Company issued unsecured convertible loan notes to those Enact shareholders who had accepted the offer from the Company with additional loan notes being issued with subsequent acceptances. By September 2003, the Company had acquired the entire issued share capital of Enact and thereby issued loan notes totaling £7,196,000. The loan notes carry interest at the rate of 6% per annum, payable twice annually in arrears. If not previously repaid, converted or repurchased, the loan notes will be repaid at par at the end of a 7-year period. The loan notes are convertible at 25p per ordinary share. The terms of the loan notes permit the Company to repurchase the loan notes at any time by tender (available to all holders alike) or by privately negotiated transactions with individual holders at any price. The Company can enforce conversion should the principal amount of the loan notes outstanding be equal to 20% or less of the total notes issued at any time, or if the middle market quotation of an ordinary share at the close of a consecutive five business day period after June 19, 2006 is greater than 32.5p. The nominal value of the loan notes outstanding at June 30, 2008 was £2,034,000.
     In January 2006, the Company received a non-refundable initial payment of £16,300,000 under the CytoFab® outlicensing agreement with AstraZeneca, in order to fund the Company’s obligation under this agreement. In addition, AstraZeneca invested £7,500,000 in the Company’s ordinary shares.
     In June 2006, the Company signed an agreement with CoVaccine BV, a Dutch company, to acquire CoVaccine’s novel adjuvant. The Company will pay CoVaccine up to €1,050,000, which is to be satisfied by the grant of the right to receive 295,413 Protherics ordinary shares, following the signing of the deal, and a further 590,826 Protherics ordinary shares upon completion of two development related milestones, the first of which was achieved during fiscal 2007 and resulted in the issue of 253,211 Protherics ordinary shares.
     In December 2006, the Company signed an agreement with Advance In-Vitro Cell Technologies SL for the use of Acadra™ in the treatment of B-CLL for an initial £500,000 as well as a total of up to £17.9 million in development and commercial milestones.
     In January 2007, the Company completed the acquisition of MacroMed, Inc. and licensed the Digoxin Immune Fab program for pre-eclampsia from Glenveigh Pharmaceuticals LLC. Consideration for the MacroMed acquisition consisted of 15,677,199 Protherics ordinary shares issued on completion with an additional 1,741,911 ordinary shares issued in July 2008. Consideration for the Digoxin Immune Fab program was in the form of $6,500,000 cash and 3,093,638 Protherics ordinary shares issued at closing, with an additional milestone payment, payable at the Company’s option either as a $5,000,000 cash payment or the issuance of 4,944,400 Protherics ordinary shares, now falling due following the achievement of the first clinical milestone.
     In conjunction with these transactions, in January 2007 the Company raised an additional £36,063,000 net of expenses through a fully underwritten Cash Placing and Open Offer of new ordinary shares to fund the acquisition and future development of the Digoxin Immune Fab and Acadra™ projects as well as to fund the operations of MacroMed, Inc., which principally related to the OncoGel® program.
     The Company anticipates significant additional expenditure in the fulfillment of its obligations under the CytoFab® agreement with AstraZeneca, in addition to increasing expenditure on its enlarged portfolio of product candidates and marketing efforts in advance of an anticipated launch of Voraxaze® in both Europe and the U.S. In the 2007 fiscal year, the Company recognized a £10,000,000 milestone on the AstraZeneca agreement although future milestones are dependent upon the Company and AstraZeneca achieving defined milestone points, the achievement of which cannot be guaranteed. Management estimates that the existing cash resources, together with anticipated revenues from product sales and royalty payments will be sufficient to fund operations for at least the next twelve months. The principal source of liquidity in this period will be the cash balances currently held and anticipated revenues. Management’s estimate of product sales are based primarily on orders for CroFab® and DigiFab® currently received under its U.S. distribution agreement, which provides for orders to be made 12 months in advance of shipment. The Company’s ability to fully supply orders will depend, in part, on its ability to maintain its current manufacturing capacity, the ability of its third party contractors to fill and ship orders on a timely basis, and may be subject to other market and operating risks described herein under “Item 3. Key Information — Risk Factors.”
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
C. Research and Development, Patents and Licenses, etc.
     The Company’s research and development expenses consist primarily of salaries and related personnel expenses, costs associated with clinical trials, costs associated with non-clinical activities, intellectual property costs and facility-related costs. Clinical trial expenses include payments to vendors such as clinical research organizations, suppliers of raw materials, clinical trial sites, laboratories for testing of clinical samples and consultants. To date, the Company has charged all research and development expenses to operations as incurred since the Company can only recognize such expenditure as an intangible asset when it is probable that the project will generate future economic benefit.
     The Company uses its internal research and development resources, including its employees and facilities, across various projects, the Company does not account for these internal research and development expenses on a project basis. These expenses are included in the “non-project expenses” category in the table below. The Company uses external service providers to assist in the conduct of its clinical trials and to provide various other research and development related products and services. The Company has tracked many of these external research and development expenses and certain specific internal costs on a project basis. To the extent expenses associated with external service providers are not attributable to a specific project, they are included in the “non-project expenses” category in the table below.
     The following table summarizes the Company’s research and development expenses for the periods indicated:

	Year Ended March 31,
	2008	2007	2006
	£’000	£’000	£’000
Project:
Acadra™	494	14	—
Angiotensin (ATV)	983	317	375
CroFab®	1,634	106	219
Oncogel®	2,503	400	—
CoVaccine™	661	296	132
DigiFab®	871	223	168
Prolarix™	1,554	621	280
CytoFab®	5,438	7,485	1,882
Voraxaze®	2,530	1,918	1,770
Other projects	32	14	102

Total Project Expense	16,700	11,394	4,928

Non Project Specific Expenses	2,438	2,584	1,819

Total Research and Development Expenses	19,138	13,978	6,747

     Management anticipates that it will make determinations as to which programs to pursue and the level of funding to direct to each program on an ongoing basis. As indicated in Item 4 of this Annual Report, in the financial year ending March 31, 2009, the main focus of the Company’s research and development efforts will be to:
•	commence modification of the CroFab® manufacturing process and associated regulatory matters;

•	continue to address outstanding issues raised by the MHRA to achieve U.K. marketing approval for DigiFab®;

•	continue to address the issues raised by the FDA and EMEA on Voraxaze® to achieve marketing approval;

•	further develop the CytoFab® manufacturing process at a batch size of 3,000 litres;

•	complete the phase 1 Prolarix™ solid tumor study and prepare for the planned phase 2 study in primary liver cancer;

•	complete the manufacturing and scale up of Angiotensin Vaccine and CoVaccine HT and prepare for a phase 2a study due to commence in 2008;

•	continue the phase 1/2 safety and tolerability study of OncoGel® in brain cancer and prepare and commence a phase 2b study in esophageal cancer;

•	plan and commence a phase 1/2 study for the treatment of B-CLL using Acadra™ ;

•	complete the phase 2b study report on severe pre-eclampsia using Digoxin Immune Fabs.
     At this time, due to the risks inherent in the product development process and given the early stage of its product development programs, the Company is unable to estimate with any certainty the costs that will be incurred in the continued development of its product candidates for potential commercialization. There are numerous factors associated with the successful commercialization of any of the Company’s drug candidates, including future trial design and various regulatory requirements, many of which cannot be determined with accuracy at this time based on the stage of development. With product development timelines, the probability of success and development costs vary widely. While the Company is currently focused on advancing its highest priority product development programs, future research and development expenses will depend on the determinations that the Company’s management makes as to the scientific and clinical success of each product candidate, as well as ongoing assessments as to each product candidate’s commercial potential and prioritization. In addition, the Company cannot forecast with any degree of certainty which of its current product candidates will be subject to future collaborations, when such arrangements will be secured, if at all, and to what degree such arrangements would affect its development plans and capital requirements.
     The process of completing clinical trials and seeking regulatory approval for the Company’s product candidates may require the expenditure of substantial resources and is subject to the numerous risks and uncertainties associated with developing biopharmaceutical products, including significant and changing government regulation, the uncertainty of future preclinical and clinical study results and uncertainties associated with process development and manufacturing, distribution and marketing. For a discussion of the risks and uncertainties associated with the timing and expense of completing the development of a product, see “Item 3. Key Information. — Risk Factors.”
D. Trend Information
     Following the CytoFab® license agreement with AstraZeneca, effective in January 2006, the Company is recognizing the initial £16,300,000 milestone payment received over the period of the earnings process, currently estimated at approximately seven years. The Company therefore anticipates continuing to recognize additional revenue under this agreement during fiscal 2009. Revenue in fiscal 2007 included a £10,000,000 milestone earned for the development of the CytoFab® development process, however receipt of the subsequent milestones that may fall due under this agreement will be dependent upon the further progression of the program by the Company’s partner, AstraZeneca.
     As previously noted, the Company’s product revenues are currently largely denominated in U.S. dollars and therefore revenues from its CroFab®, DigiFab® and ViperaTAbTM products are dependent upon the currency exchange rates in effect at the date of transaction. The Company’s U.S. CroFab® and DigiFab® distributor, Nycomed, is required to provide the Company with product sales forecasts two years before anticipated delivery date and these estimates can be revised by +/- 25% until one year prior to delivery, at which point a firm order is placed. A significant proportion of the Company’s U.S. revenues for these products are based solely upon the Company supplying the required product for these orders with the balance being recognized when Nycomed makes sales into the marketplace.
     Advance orders of CroFab® from Nycomed for fiscal year 2009 indicate an increase in the level of shipments from fiscal 2008 although the Company remains dependent upon the ability of its filling and freeze-drying contractors to meet scheduled shipment dates.
     It is anticipated that the level of DigiFab® shipments to Nycomed during fiscal 2009 will exceed that of the prior year since, during fiscal 2008, Nycomed satisfied orders principally from its own inventories. During fiscal 2007, the Company commenced named patient sales of DigiFab® in Europe. These European revenues increased in fiscal 2008, the first full fiscal year in this market, and may increase further in fiscal year 2009 should the product obtain regulatory approval in Europe. Again, the Company remains dependent upon the ability of its filling and freeze-drying contractors to meet scheduled shipment dates.
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
     The cost of goods recorded by the Company increased marginally during fiscal year 2008, and it would be expected to increase again should product shipments increase in the current fiscal year as anticipated. In prior years, the Company has lost batches of CroFab® and DigiFab® due to contamination at the Company’s third party filling and freeze drying contractors. While the Company does not expect this to recur during fiscal year 2009, it cannot guarantee that similar product losses will not occur. See “Item 3. Key Information — Risk Factors.”
     The Company has recorded a significant increase in research and development expenditures during fiscal year 2008 as the Company continued to commit resources to CytoFab® and undertake further work on Voraxaze® in support of the regulatory filings. In addition, fiscal year 2008 was the first full year of increased expenditure arising from the acquisition of MacroMed’s OncoGel® program in January 2007 and the other products in-licensed at the same time. With the continuing development pipeline, it is anticipated that significant research and development expenditures will be required in forthcoming years.
     Following the expansion of Company’s activities in the final quarter of fiscal year 2007, general and administrative expenditures increased in fiscal year 2008 as the Company managed the enlarged business. The Company intends to increase its pre-marketing initiatives and to build small sales forces in the U.S. in anticipation of a marketing approval for Voraxaze® and in advance of the return of the rights to the Company’s CroFab® and DigiFab® products. Consequently, this will lead to increases in administrative costs during fiscal year 2009 and 2010.
     The increased research and development and general and administrative expenditures would be funded by the current cash resources held and anticipated product revenues during fiscal year 2009.
E. Off-Balance Sheet Arrangements
     None.
F. Contractual Obligations and Commercial Commitments
     The Company’s contractual and commercial commitments at March 31, 2008 are illustrated below.

	Payments due by period
		Less than	Between 1	Between 3	Over
	Total	1 year	and 3 years	and 5 years	5 years
Contractual Obligations	£’000	£’000	£’000	£’000	£’000
Long-Term Debt Obligations	2,166	54	2,112	—	—
Capital Lease Obligations	2,678	966	1,329	383	—
Operating Lease Obligations	4,105	929	1,877	1,299	—
Unconditional purchase obligations	126	126	—	—	—

Total	9,075	2,075	5,318	1,682	—

     Interest, not included in the above table, for the year ending March 31, 2009 is anticipated to be approximately £341,000.

     Under certain of the Company’s collaboration agreements, the Company may owe milestone or royalty payments in future periods to licensing or development partners, which payments are contingent upon the achievement of developmental or commercial milestones and other objectives. As of March 31, 2008, the total maximum amount of milestone payments we may be obligated to make under these agreements was approximately £26 million. However, this amount includes obligations related to pre-clinical and early stage products, and it is uncertain whether and when all of these milestones will be achieved. These obligations are therefore not included in this table. For a description of the Company’s material licensing and development agreements, see “Item 10. Additional Information — Material Contracts.
     Net Operating Loss Carryforwards
     The tax credits in fiscal years 2008, 2007 and 2006 have arisen as a result of research and development expenditure claimed under the Finance Act 2000. In fiscal year 2006, a deferred tax asset of £247,000 previously recognized in respect of the operating losses incurred in the U.S. was released since it is the directors’ opinion, based upon recent and forecast trading, that the level of profits in the U.S. in the forthcoming years will, in the short term, no longer lead to the realization of these assets, while in fiscal year 2008, the Company provided against income tax prepayments amounting to £250,000 for the same reasons. In fiscal year 2007, £104,000 of the deferred tax asset previously recognized in respect of operating losses incurred in Australia was utilized due to the profits in that jurisdiction while operating losses in fiscal year 2008 resulted in an increase in the recognized asset of £236,000. At March 31, 2008, the Company had tax losses, subject to the agreement of the Taxation Authorities, of approximately £94 million (2007: £84 million) available for offset against future taxable profits of the same trade. Of these losses, approximately £25 million (2007: £24.7 million) relates to net operating losses of Protherics Inc. and Protherics Salt Lake City, Inc., the use of £14.7 million of which is restricted to £0.9 million (US$1.9 million) per year.
     Recently Issued Accounting Pronouncements
     Recently issued accounting pronouncements under IFRS are discussed in Note 1 of the Notes to the Consolidated Financial Statements included herein at Item 17.
     Application of Critical Accounting Policies
     The critical accounting policies and estimates applied by the Company under IFRS are:
     Revenue — Revenue represents amounts receivable in respect of the sale of goods and services, license agreements and intellectual property to customers during the year, net of trade discounts given and value added tax. A description of the various elements of revenue and their accounting policies is given below:
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
     Application of the Revenue Policy to License Agreement with AstraZeneca UK Limited
     On December 7, 2005 the Company announced an agreement with AstraZeneca UK Limited for the development and commercialization of CytoFab®. Under the agreement, the Company could receive initial and milestone payments of up to £187.3 million being due upon occurrence of the following events:
     Upfront fee (£16.3 million)
1.	within one business day of the effective date of the AstraZeneca agreement;

Pre-development milestones (£56 million in the aggregate)

2.	upon the decision by the Process Manufacturing and Supply Committee (or Steering Committee) to progress the Process Science Programme to the manufacture of the first 3,000 litre batch of the Product;

3.	upon the commencement of the first Phase 3 Trial;

4.	upon the decision by the relevant Person to continue the first Phase 3 Trial after the first interim analysis of the Clinical Outcomes of such Phase 3 Trial;

5.	upon the filing of the first application for the first Health Registration Approval with respect to the Product for use in the Primary Indication, wherever in the Territory;

Post-development milestones (£115 million in the aggregate)

6.	upon the First Commercial Sale of the Product by or for the Licensee, any Affiliate of the Licensee or any Sub-licensee (in each case, including by its Distributor), in the United States;

7.	upon the First Commercial Sale of the Product by or for the Licensee, any Affiliate of the Licensee or any Sub-licensee (in each case, including by its Distributor), in any Major European Country;

8.	upon the First Commercial Sale of the Product by or for the Licensee, any Affiliate of the Licensee or any Sub-licensee (in each case, including by its Distributor), in Japan;

9.	upon the grant of the first Health Registration Approval of the Product for use in the first Secondary Indication in any Major Market;

Manufacturing agreement and royalties

10.	upon shipment of commercial Product manufactured by the Company for sales post launch; and

11.	royalty on net sales of the Product achieved by the Licensee following launch.

     In return for the above, the Company considers that the AstraZeneca agreement provides for the following obligations to be undertaken by the Company:

	Obligations	Performance period	Deliverables	Cash flows

1.	Delivery of know-how and regulatory documentation	All current documents and know how provided in early period post effective date with additional support provided until receipt of marketing approval by the FDA after which the Company will have delivered all support it is able to provide	Provision of documentation and internal resource for no fee, although certain out of pocket expenses may be recovered for attending specified meetings	Payments 1, 3, 4 and 5 (listed above)

2.	Development of a manufacturing process as set out in the Process Science Agreement	Period to date at which Process Manufacturing and Supply Committee (or Steering Committee) agreed to progress the Process Science Programme to the manufacture of the first 3,000 litre batch of the product	Develop a robust manufacturing process to produce 2 batches of product to agreed specification	Payment 2 (listed above)

3.	Provision of material for phase 3 clinical trial	From completion of obligation 2 up to completion of phase 3 clinical trial	Manufacture of commercial batch of material	Payments 1, 3, 4 and 5 (listed above)

4.	Participation in Steering Committee and Alliance Manager	From inception to the receipt of marketing approval by the FDA	Attendance and participation at meetings	Payments 1, 3, 4 and 5 (listed above)

5.	Infrastructural improvements and contract manufacturing	Delivery of product for launch and beyond	Manufacturing capacity and product	Payments 10 and 11 (listed above)
     The Company has considered the remaining terms of the agreement and does not believe these represent obligations of the Company.
     IFRS treatment of the milestone payments
     Under IAS 18 Revenue, it is necessary to consider by reference to paragraph 13 whether the recognition criteria in the standard should be applied to the separately identifiable components of a single transaction in order to reflect the substance of that transaction. IAS 18 does not give guidance on what it means by “separately identifiable components.” In the Company’s judgment, the separately identifiable components of the agreement are the license, with associated and inseparable obligations, and contract manufacturing.
     Having determined that the first component was a license and associated obligations, the Company considered IAS 18’s requirements in relation to recognition of revenue from licenses — i.e., the use by others of the Company’s assets. IAS 18 uses the terms “royalties” to describe income generally from the use of long-term intangible assets of an entity, and that license fees, whether up front or contingent, fixed, variable or non-refundable, are all considered by reference to the same principles. As the Company has obligations to perform under the license agreement until FDA approval is achieved, the Company has determined that the revenue received up front should not be recognized immediately as a sale. Therefore the Company concluded that income from the license and its associated obligations should be recognized on an accruals basis in accordance with the substance of the agreement, over the development term.
     In determining the recognition policy for the milestone payments, the Company considered principally the guidance in IAS 18 regarding the recognition of revenue in relation to services. Paragraph 25 of the standard distinguishes services provided through indeterminate number of acts over a period of time from those that relate to a significant act. The Company judges whether the services in connection with a particular milestone represent a significant act by considering whether the efforts and risks involved in achieving that milestone are substantive. The remaining revenue is viewed as earned through indeterminate acts over the period for which services are required, but only recognized when no longer contingent.
     The Company, therefore, distinguishes between pre-development milestones involving substantive efforts (in terms of time, cost and manpower) by the Company and those pre-development clinical milestones that are largely under the control of AstraZeneca. These are referred to herein as the “substantive efforts” milestones and the “clinical development” milestones respectively.
     Under the Company’s accounting policy, milestones are treated as “substantive efforts” milestones if the following criteria have been satisfied:
•	The milestone payments are non-refundable;

•	The achievement of the milestone involves a degree of risk that was not reasonably assured at the inception of the arrangement;

•	Substantive effort is involved in achieving the milestone;

•	The amount of the milestone payment is reasonable in relation to the effort expended or the risk associated with the achievement of the milestone; and

•	The time that passes between the payments compares to the effort required to reach the milestone.
     Provided that the above criteria are met, the Company believes that the fees earned if it reaches a “substantive efforts” milestone represent a performance bonus that is contingent only on performance of the specified R&D services. Therefore, the milestone is recorded as revenue in full upon achievement of the milestone.
     Taking the actual payments received and to be received under the AstraZeneca agreement:
     £16,300,000 upfront, non-refundable payment
     The initial payment has been deferred and amortized over the expected term of the Company’s continued involvement in the R&D process. Changes in estimates of the timeline are recognized prospectively. As noted above, the upfront fee is being taken to income over the period of involvement by the Company in the development of CytoFab®. The Company considers that this period of involvement will end once the first indication has been approved by the FDA. The clinical development plan is to be undertaken by AstraZeneca, and based upon this plan, the Company estimated that its performance under the AstraZeneca agreement will cover the period to December 31, 2012, this being the targeted date of FDA approval.
     £10,000,000 milestone on approval to commence 3,000 litre batch for commercial trial
     The Company considered this milestone to be substantive since the achievement of this milestone was set out in the Process Science Programme based upon the Company’s completion of pre-defined steps to develop a manufacturing process and prove the process by producing two 600 litre batches. Under the Company’s accounting policy, this “substantive efforts” milestone payment was recognized as revenue when the milestone was achieved, and the milestone payment became due and collectible.
     “Clinical development” milestones
     Under the AstraZeneca agreement, AstraZeneca is solely responsible for the clinical trials, regulatory approval process and sales and marketing activities, including absorbing the costs of such activities. The Company does not consider that milestones 3-5 above will constitute “substantive efforts” milestones in view of the level of cost and manpower efforts expected to be dedicated by the Company to achieving the specific milestone concerned. When a “clinical development” milestone is achieved, a portion of the milestone revenue equal to the amount of progress toward completion will be recognized. The balance will be added to the remaining deferred revenue from the initial upfront payment, plus any previous milestones, and amortized over the future periods to completion. Progress to completion will be measured on a time basis, taking account of the estimated period to completion of the Company’s obligations under the license agreement. The Company anticipates receipt of the next milestone in 2010 upon commencement of the phase 3 trial.
     It is anticipated that milestone payments 6 to 9 will occur after FDA approval of CytoFab® and, therefore, after all of the Company’s obligations under the AstraZeneca agreement have been satisfied. Therefore, such milestones will be recognized on receipt.
     Deferred tax — Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are recognized for all taxable temporary differences and deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the temporary difference arises from goodwill or the initial recognition (other than a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.
     Deferred tax liabilities are recognized for taxable temporary differences arising from investments in subsidiaries and associates, and interests in joint ventures, except where the Company is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.
     The Company’s opinion is that the trading projections do not satisfy the definition within the relevant IFRS to enable it to recognize deferred tax assets for its U.K. and U.S. operations at March 31, 2007 and March 31, 2008. In the event that trading projections would satisfy the definition of the relevant IFRS, these assets could be recognized and credited to income in the period such determination was made.
     Goodwill — Goodwill represents the excess of the cost of an acquisition over the fair value of the Company’s share of the net identifiable assets, including intangible assets, of the acquired subsidiary at the date of acquisition. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill is tested annually for impairment or when events or changes in circumstances indicate the carrying value may be impaired, and carried at cost less accumulated impairment losses. Gains and losses on the disposal of a subsidiary include the carrying amount of goodwill relating to the subsidiary sold.

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
     No development expenditure has been capitalized in fiscal years 2008, 2007 or 2006.
     Research and development inventories - Inventories relating to research and development projects are fully written down in the income statement unless the Company considers it probable to realize economic value from their sale or use. If the circumstances that previously caused these inventories to be written down below cost subsequently change and there is clear evidence of an increase in realizable value, the write down is reversed.
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
Directors and Senior Management
     The following table sets forth information as of June 30, 2008 about the directors and executive officers of the Company.

Name	Age	Position within the Company

Executive Directors
Andrew John Heath, M.D., Ph.D.(1)	60	Chief Executive Officer and Director
Rolf-Kristian Berndtson Soderstrom, BA, ACA	42	Finance Director and Director
James Campbell Christie, BSc., MBA	50	Operations Director and Director
Saul Komisar, MBA, BS	39	President, Protherics Inc. and Director

Non-Executive Directors
Stuart Michael Wallis, FCA, CTA(1)(2)	62	Chairman
Garry Watts, FCA(1)(2)(3)	51	Director
John Robert Brown, Ph.D, MBA, FRSE(1)(2)(3)	53	Director
Bryan Geoffrey Morton, BSc., MBA(1)(2)(3)	52	Director
Jacques Gonella Ph.D(1)	66	Director

Executive Officers
Ian Scoular, Ph.D, BSc, DMS	58	Director of Business Development
Sally Waterman, Ph.D, BSc, DMS	50	Director of Research & Development
Nick Staples, Ph.D, BSc	38	Director of Corporate Affairs

(1)	Member of Nomination Committee.

(2)	Member of Remuneration Committee

(3)	Member of Audit Committee
     Executive Directors

     Andrew John Heath, M.D., Ph.D. is the Chief Executive Officer of the Company. Dr. Heath holds an M.D. and Ph.D. from Sweden’s Gothenburg University. After a career in research and clinical medicine at Vanderbilt University, he joined the pharmaceutical industry in 1989. Dr. Heath has held both R&D and commercial positions with Glaxo and Astra, in Europe and the U.S. He served as Chief Executive Officer at AeroGen Inc, from 1996 until joining Therapeutic Antibodies Inc. as Chief Executive Officer in March 1998. He continued as CEO upon the formation of Protherics in 1999 following the merger of Therapeutic Antibodies Inc. and Proteus International plc. Dr. Heath is a non-executive director of XL Techgroup Inc. and the BioIndustry Association.
     Rolf-Kristian Berndtson Soderstrom, B.A., A.C.A. is Finance Director for the Company. Mr Soderstrom joined the Board of Protherics in August 2007. After qualifying as a Chartered Accountant, he worked in the Corporate Recovery and Corporate Finance department of PricewaterhouseCoopers. In 2000, he joined Cable & Wireless plc as a Director of Corporate Finance where he managed M&A and funding opportunities and was responsible for a range of listed investments. In 2004, he joined Cobham plc as a Divisional Finance Director managing a portfolio of businesses across Europe and the U.S. He is a trustee of the Protherics pension scheme.
     James Campbell Christie, B.Sc., M.B.A. is Operations Director for the Company. He has been in the biopharmaceutical industry since 1980 and worked with GSK, Celltech and Centocor BV before joining Therapeutic Antibodies Inc. in 1998. Mr. Christie was appointed to the Protherics Board in September 1999. He has management responsibility for manufacturing, quality, process development and technical support operations in Australia, the U.K. and Salt Lake City. Mr. Christie is a trustee of the Protherics pension scheme.
     Saul Komisar, M.B.A., B.S. is President of Protherics Inc. Mr. Komisar joined Therapeutic Antibodies Inc. in December 1996 prior to its merger with Proteus International plc to form Protherics, having spent the previous six years working in corporate finance and banking, specializing in the healthcare industry. He has responsibility for Protherics’ U.S. operations, including the commercialization of the Company’s FDA approved products. He holds an M.B.A. from The Owen Graduate School of Management at Vanderbilt University and is a non-executive Director with Franklin Synergy Bank, a U.S. commercial retail bank. Mr. Komisar also serves on the boards of several non-profit and volunteer organizations.
     Non-Executive Directors
     Stuart Michael Wallis, F.C.A., C.T.A. became Chairman of Therapeutic Antibodies Inc. in September 1998 and in 1999, following the merger of Therapeutic Antibodies Inc. and Proteus International plc, he became Chairman of Protherics. He was previously the Chief Executive Officer of Fisons plc and Chairman of Communisis plc and is currently Chairman of Plethora Solution Holdings PLC, BCS Global Networks Ltd., LGC Holdings Ltd. and is a director of other private companies.
     Garry Watts, F.C.A. joined the Board of Protherics in February 2004. Mr. Watts is currently the Chief Executive Officer of SSL International PLC having previously held the position of Finance Director and Managing Director for Europe. He is also a non-executive director of Stagecoach PLC, where he chairs the Audit Committee, and of the Medicines and Healthcare Products Regulatory Agency. Previously, he held executive directorships at Celltech Group plc and Medeva plc. He is a Chartered Accountant and was previously a partner with KPMG, leading the U.K. healthcare and life science practice.
     John Robert Brown, Ph.D., M.B.A., F.R.S.E. joined the Board of Protherics in March 2004 and was previously the Chief Executive Officer of Acambis PLC after holding the position of Finance Director. He is currently the Chairman of BTG plc, Scottish Biomedical Ltd and CXR Biosciences. He is a non-executive director of several companies, including Vectura Group PLC. He is a member of the Technology Strategy Board and is Chairman of the Roslin Foundation.

     Bryan Geoffrey Morton, B.Sc., M.B.A. joined the Board of Protherics in February 2004. Mr. Morton has a B.Sc. in Pharmacology from Aberdeen University and an M.B.A. from Durham University. He began his pharmaceutical career in sales and has held a wide range of senior positions during a 30 year career in the healthcare industry, largely with Merck and Co. Inc. and Bristol Myers Squibb. In 2003, Mr. Morton founded Zeneus Pharma, which was sold to Cephalon in late 2005. Mr. Morton subsequently founded and is Chief Executive Officer of EUSA Pharma Inc., a specialty pharmaceutical company. He is a non-executive director of Aircraft Medical Ltd, a medical device company, and is a member of the Pilgrim Software global advisory board.
     Jaques Gonella, Ph.D., joined the Board in January 2007 following the acquisition of MacroMed, Inc. (now Protherics Salt Lake City, Inc.). Prior to the acquisition, he was a non-executive director of MacroMed, Inc., joining its board in 1999 in connection with an equity investment in the company. He is the principal in the consulting firm JG Consulting AG and is the founder of Permatec, which merged with Mediject in 2001 to form Antares Pharma, Inc., a U.S. public medical device company. Dr. Gonella also serves as Chairman of the board of directors of Antares Pharma. Prior to founding Permatec, he founded JAGO Pharma AG in 1983 and served as its President and Chief Executive Officer until its acquisition in May 1996 by SkyePharma PLC. Before founding JAGO, he occupied various positions with F. Hoffman La Roche Ltd. and Pfizer Inc. between 1968 and 1979. He holds a doctorate in analytical chemistry from the Polytechnic Institute of Lausanne, Switzerland.
     Executive Officers
     Ian Scoular, Ph.D., B.Sc., D.M.S. has served as Director of Business Development for the Company since July 2002. Mr. Scoular has more than 20 years business development experience in the pharmaceutical industry through positions in Nycomed Pharma, Schering Plough and Reckitt & Colman. He is responsible for seeking commercial partners for the Company’s development products and intellectual property portfolio.
     Sally Waterman, Ph.D., B.Sc., D.M.S. has served as Director of Research and Development since April 2005. Ms. Waterman has over 25 years experience within the pharmaceutical industry. She previously served as Director of Development Operations at Xenova Group plc, following its acquisition of KS Biomedix Holdings plc, where she was Vice President of Research and Development. Prior to this, she held various senior positions within Vanguard Medica plc (now Vernalis plc), including Vice President of Non-Clinical Development.
     Nick Staples, Ph.D., B.Sc. joined Protherics in 2003 and, as Director of Corporate Affairs, is responsible for corporate development and investor relations. He was previously a biotechnology analyst at WestLB Panmure and spent four years as a management consultant in the Life Sciences practice at PA Consulting Group, gaining experience in strategic planning, business analysis and due diligence. He holds a Ph.D. in Biochemistry from the University of Cambridge.
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
     Remuneration Committee. The Remuneration Committee is comprised of Messrs. Wallis, Watts, Brown and Morton. Dr. Gonella resigned from the Committee on July 26, 2007. The Remuneration Committee meets at least once a year to review the Company’s policy on directors’ remuneration. The

Remuneration Committee evaluates the performance of the executive directors and other senior employees and advises the Board regarding their annual remuneration package. The Remuneration Committee is chaired by Dr. Brown.
     Nomination Committee. The Nomination Committee has been established to recommend the appointment of new directors to the Board. The Nomination Committee is comprised of Messrs. Wallis, Watts, Brown, Morton, Gonella and Heath. The Nomination Committee is chaired by Mr. Wallis.
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
     The requirements of Rule 4350 and the corporate governance practices that the Company follows in lieu thereof are described below:
•	Rule 4350(f) requires that the quorum for any meeting of stockholders must not be less than 33 1/3% of the outstanding shares of a company’s common voting stock. The Company’s Articles of Association provide that not less than two shareholders present in person or by proxy and entitled to vote shall constitute a quorum for the transacting of business at any general meeting of shareholders. This quorum requirement is consistent with customary practice in the United Kingdom and is not prohibited by the laws of England and Wales.

•	Rule 4350(c) requires that a majority of the board of directors be comprised of independent directors as defined in Nasdaq Rule 4200. The Board has determined that four directors, Messrs. Wallis, Watts, Brown and Morton meet the definition of “independent” under Rule 4200. Accordingly, the Company currently does not satisfy the Nasdaq requirement that a majority of the board of directors be “independent” under Rule 4200. The Board of Directors does satisfy the independence requirements of the Listing Rules of the U.K. Financial Services Authority (the “UKLA Listing Rules”) and the laws of England and Wales.

•	Rule 4350(c) requires that nominees to a company’s board of directors be selected, or recommended for the board’s selection, either by a majority of the company’s independent directors or by a nominations committee comprised solely of independent directors. Nominees for Protherics’ Board are selected by its Nomination Committee, which is comprised of six directors, four of whom are non-executive directors meeting NASDAQ’s definition of “independent director.” Dr. Heath, as the Company’s Chief Executive Officer, is not considered to be “independent” under Nasdaq Rule 4350(c). Dr.

Gonella, a former director of MacroMed, Inc, which the Company acquired in January 2007, was a party to a consulting agreement with MacroMed and is, therefore, not deemed to be “independent” under Rule 4350(c). As comprised, however, the Nomination Committee complies with the UKLA Listing Rules and the laws of England and Wales.

•	Rule 4350(c) requires that the compensation of a listed company’s chief executive officer and its other executive officers be determined or recommended to the board of directors either by a majority of the company’s independent directors or by a compensation committee comprised solely of independent directors. Compensation of Protherics’ executive officers is determined by the Remuneration Committee of the Board of Directors, which is currently comprised of four non-executive directors meeting Nasdaq’s definition of “independent director.” Dr. Gonella resigned from the Remuneration Committee on July 26, 2007 and, as previously disclosed, was not considered “independent” under Rule 4350. As comprised, the Remuneration Committee also complies with the UKLA Listing Rules and the laws of England and Wales.

•	Rule 4350(i) requires that issuers obtain shareholder approval before a stock option or purchase plan is established or materially amended or other equity compensation arrangement is made pursuant to which stock may be acquired by officers, directors, employees or consultants of the issuer, subject to certain exceptions. The Company seeks shareholder approval for the adoption or amendment of stock plans or stock purchase plans only as required by the Articles of Association of the Company, the UKLA Listing Rules and the laws of England and Wales. Subject to the exceptions permitted in the UKLA Listing Rules, this involves seeking shareholder approval to any such plan that falls into either of the following categories (as defined in the UKLA Listing Rules):
a)	an employees’ share scheme, if the scheme involves or may involve the issue of new shares or the transfer of treasury shares; and

b)	a long-term incentive scheme in which one or more directors of the Company is eligible to participate; and

c)	to non-minor amendments of any such scheme, to the extent required by the rules of the relevant scheme. In this context, it should be noted that the provisions of the rules relating to whether amendments to the scheme rules must be approved by shareholders must themselves be drafted to ensure compliance with the UKLA Listing Rules.
Executive Compensation
     The following overall policy has applied throughout the year and is intended to continue to apply for the financial year ending March 31, 2009.
•	Executive remuneration packages are prudently designed to attract, motivate and retain Directors of the necessary calibre and to reward them for enhancing value to shareholders; and

•	a substantial proportion of the remuneration of the Executive Directors should be performance related. This is delivered through participation in the Company’s Deferred Bonus Plan and Long Term Incentive Plan, both of which are structured to deliver share based payments which will align Directors’ interests with those of shareholders and to reward participants for creating shareholder value.

     The Remuneration Committee (the “Committee”) undertakes an annual review of market practice and considers the remuneration levels of directors in companies of similar size from within and outside of the industry sector. Overall reward levels depend on the achievement of corporate and individual performance targets. To this extent the Committee has reviewed the Company’s share incentive schemes and believes that grant levels and performance criteria remain appropriate to the Company’s current circumstances and prospects.
     The main elements of the remuneration package for Executive Directors and Senior Management to date have been:
     Fixed
•	Basic salary and benefits in kind
     Variable
•	Annual incentive under the Deferred Bonus Plan (the “DBP”)

•	Long Term Incentive Plan (the “LTIP”)

•	Share option plans
     For the Executive Directors, the proportion of fixed to variable remuneration is approximately 35% fixed to 65% variable at maximum. Only the basic salary element is pensionable.

	Policy	Performance Targets

Base Salary	Reflects market competitive level for the role and individual contribution	Individual contribution

Annual incentive under the DBP	• Maximum award 75% of base salary for fiscal year 2008 (50% for fiscal years 2006 and 2007)	Personal performance targets, specific to individual directors.

	• Awards in excess of 50% of base salary are subject to significantly more stretching performance conditions (fiscal year 2008 only)	Deferred portion awarded as an option over shares, vesting after two years

• 50% of the award generally deferred into shares

Long-Term Incentive Plan	• LTIP is used as the primary incentive mechanism for Executive Directors and members of Senior Management.	Total Shareholder Return against FTSE All Share Pharmaceutical & Biotech companies (excluding FTSE 100 companies)

• Grants up to 100% of base salary

2005 Executive Share Option Plan	• Not currently used for Executive Directors • In any event, other than in exceptional circumstances, no	Grants made to Senior Management below Board level are based on Total Shareholder Return against FTSE All Share Pharmaceutical & Biotech companies (excluding FTSE 100 companies)

Policy	Performance Targets
combined award could be made under both the LTIP and the Executive Share Option Plan in any one year which would exceed 200% of salary
•	Basic salaries and benefits in kind
     Basic salaries are determined by the Remuneration Committee prior to the beginning of each year and when an individual changes position or responsibility. In deciding appropriate levels, the Committee considers the Company as a whole and takes into account the performance of the individual and the rates for similar positions in comparable companies. Basic salaries are reviewed annually.
     The principal benefits in kind include permanent health insurance and private medical insurance. Benefits in kind are not pensionable.
•	Annual incentive under the Deferred Bonus Plan
     The purpose of the DBP is to reward participants for performance over the previous financial year and to provide an element of retention through the payment of part of any award in deferred shares.
     Participation in the DBP is at the discretion of the Committee. Current policy is to grant awards annually to Executive Directors and Senior Management.
     The maximum bonus award under the DBP is up to 75% of base salary, provided that, to the extent that an award exceeds 50% of base salary, the vesting of such excess will, in the opinion of the Remuneration Committee, be dependent on the achievement of significantly more stretching Performance Targets. This allows the Company to structure and offer a remuneration package that is sufficiently competitive to attract and incentivise the right caliber of individuals and reflects current market practice.
     While the Committee cannot disclose the actual performance targets due to commercial sensitivity, it is satisfied that these are appropriately challenging for the level of award that may vest. The measures for the financial year ending March 31, 2008 were based on performance targets specific to each Director’s area of responsibility which were considered to be key to the long term success of the business. Performance targets for the year ending March 31, 2009 will continue to follow this policy.
     For the year ending March 31, 2008 the Directors were awarded the following bonuses:

	Bonus as % of base salary
J.C. Christie	50%
A.J. Heath	50%
S. Komisar	50%
B.M. Riley	40%
R.B. Soderstrom	50	%(1)

(1)	The bonus payable to R.B. Soderstrom for the year to March 31, 2008 is on a pro rata basis to his period of service.

     At the discretion of the Remuneration Committee, the award under the DBP is payable in cash or as deferred shares, or a proportion of cash and deferred shares. The Remuneration Committee decides each year what proportion of the annual incentive should be delivered as deferred shares, but usual policy is 50%.
     Where a proportion of the award is delivered as deferred shares, these are normally granted in the form of options. The number of deferred shares is calculated by dividing the amount of the bonus by the market value of the shares on the date of grant, or such other day as the Committee may determine. Options will normally be granted at nominal value and will be exercisable between two and ten years from date of grant. If the individual leaves within the two year deferral period, under normal circumstances the option is forfeited. However, the Committee retains the discretion to allow the individual to retain the shares if appropriate.
     Further details of awards made under this plan are discussed later in this section within “Share Options and Warrants Granted in Protherics PLC”.
•	Pension contributions
     The Company operates a defined contribution pension scheme for the benefit of Executive Directors and employees. Their dependants are eligible for a lump sum in the event of death in service. The assets of the pension scheme are held separately from those of the Company. The Committee may make payments to the pension scheme in lieu of bonuses or salary increases, at its discretion. In the year ending March 31, 2008, Directors and Senior Management were given the opportunity to waive all rights to receive an annual bonus under the Deferred Bonus Plan and, at the sole discretion of the Remuneration Committee, the Company would make additional contributions to the Company’s Pension Plan on behalf of those Directors and Senior Managers.
•	Long Term Incentive Plan
     The LTIP is used as the primary incentive mechanism for Executive Directors and members of senior management. Other key employees are also invited to participate. Other than in exceptional circumstances, awards will not be granted in any year with a value greater than the individual’s annual remuneration (excluding bonuses and benefits in kind). Current policy is to grant awards to Directors and Senior Management at six-monthly intervals.
     Subject to the achievement of the relevant performance conditions, awards will normally vest three years from date of grant. Option awards may then be exercised up to ten years from the date of grant. The Committee may amend the performance conditions in certain circumstances, subject to their replacement with equally stretching conditions.
     In exceptional circumstances, the Committee may exercise its discretion to allow a proportion of an award to vest on cessation of employment with the Company.
     Further details of these plans are discussed later in this section within “Share Options and Warrants Granted in Protherics PLC”.
•	Discretionary share option plans
     The Company has previously operated an Approved Share Option Plan and an Unapproved Share Option Plan for Directors and employees. These plans have now expired and no further options may be granted under them. Options are normally exercisable up to ten years from date of grant.

     In exception circumstances, the Remuneration Committee has discretion to waive or amend performance conditions on awards under the LTIP and the 2005 Executive Share Option Plan. In using this discretion, the Committee may consider, as appropriate, the extent to which the performance period has elapsed and the performance conditions have been met over that period although this is not required under the rules of the schemes.
     Further details of these plans are discussed later in this section within “Share Options and Warrants Granted in Protherics PLC”.
     For information relating to these elements of the compensation packages for Executive Directors, see Note 7 of the Notes to the Consolidated Financial Statements included herein at Item 17.
     Executive Director Service Contracts — The following executive directors of Protherics have entered into service contracts with the Company, the details of which are as follows:

	Date of		Notice period due from
Director	Agreement	Annual salary	the Company	the Director
A. Heath	November 6, 2001	£301,250 U.S. $95,550	12 months	12 months
B.M. Riley	July 13, 1995	£190,000(1)	12 months	6 months
R.B. Soderstrom	March 29, 2007	£220,000	12 months	12 months
J.C. Christie	September 21, 2000	£190,000	12 months	6 months
S. Komisar	June 8, 2007	$350,000(2)	Nil(3)	3 months

(1)	Mr. Riley resigned from the Board effective August 9, 2007.

(2)	Mr. Komisar and Mr. Soderstrom were appointed to the Board on April 26, 2007 and August 9, 2007, respectively.

(3)	Mr. Komisar’s contract is terminable by the Company at any time upon written notice, which shall specify the date of termination.
     Termination of the contracts requires six months notice by the employee and twelve months notice by the Company, with the exception of Dr. Heath and Mr. Soderstrom, where the notice periods are twelve months from either party. Except in the case of Mr. Komisar, upon serving or receiving notice, the Company has the right at its discretion to pay salary in lieu of notice. Under the terms of Mr. Komisar’s contract, he is entitled to receive an amount equal to twelve months’ base salary, in addition to certain other payments as detailed in the contract. There are no other provisions for compensation payable upon early termination of the service contracts.
     The executive directors of Protherics are also entitled to the following benefits: private medical insurance for themselves and their immediate families, long term disability insurance, and payment of professional memberships and subscriptions. In addition, the Company makes contributions to a defined contribution pension for the executive directors amounting to 20% of salary. In the case of Mr. Riley, the Company also made pension contributions of £23,000 in lieu of salary. Further details as to benefits provided to each director are included in Note 7 of the Notes to the Consolidated Financial Statements included herein at Item 17.
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

     B.M. Riley resigned from the Board effective August 9, 2007. Notice to terminate his employment was effective from October 30, 2007 after a period of accrued leave. In accordance with his service contract, he will receive twelve months’ salary payable monthly in arrears as compensation for loss of office. He will continue to receive company pension contributions and normal benefits in kind during the twelve months notice period and will participate in the Deferred Bonus Plan for the year to March 31, 2009 on a pro rata basis. Mr. Riley has agreed to enter into a one-year Consultancy Agreement with the Company effective November 12, 2008, under which he will receive a monthly consultancy fee of £8,000 payable in arrears.
     Non-Executive Director Letters of Appointment — Pursuant to a consultancy agreement dated April 1, 2007, Mr. Wallis is to receive £25,000 annually for the provision of strategic consulting services to the Company. The agreement is terminable by 12 months notice from either party. In addition, Mr. Wallis is entitled to receive remuneration for his services as Chairman of the Board under a letter of appointment dated September 1, 1998, subsequently amended by agreement and replaced by a new letter of appointment dated May 24, 2007. Under these varying letters of appointment, Mr. Wallis received £54,167 in fiscal year 2008. These letters of appointment also entitled Mr. Wallis to receive a fully expensed automobile and are terminable by either party on 12 months notice.
     Mr. Watts has a letter of appointment dated January 19, 2004 under which he received £37,500 in fiscal year 2008. The appointment is terminable by either party on 3 months notice.
     Dr. Brown has a letter of appointment dated February 23, 2004 under which he received £37,500 in fiscal year 2008. The appointment is terminable by either party on 3 months notice.
     Mr. Morton has a letter of appointment dated July 21, 2005 under which he received £32,500 in fiscal year 2008. The appointment is terminable by either party on 3 months notice.
     Dr. Gonella has a letter of appointment dated January 20, 2007 under which he received £32,500 in fiscal year 2008. The appointment is terminable by either party on 3 months notice.
Employees
     The number of persons, including directors, employed by the Company as of March 31, 2008, 2007 and 2006, broken down by activity and geographic location, is shown below.

	2008			2007			2006
	U.K.	U.S.	Australia	U.K.	U.S.	Australia	U.K.	U.S.	Australia

Management	43	4	3	36	3	5	30	2	4
Administration	24	10	8	24	12	5	28	5	3
Research and production	127	36	53	119	32	30	106	7	29
Total	194	50	64	169	47	40	164	14	36
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
Share Ownership
     The following table sets forth, for each executive and non-executive director of the Company, their interest in the ordinary shares of the Company (including the interests of their immediate families and persons connected with them) and the percentage of the Company’s outstanding share capital represented by such ownership interests as of July 4, 2008.

			6% Convertible
	Ordinary		Loan Notes
Name	shares owned	Percentage	(£)(1)
S.M. Wallis	566,689	0.17%	60,606
A.J. Heath	419,810	0.12%	24,242
R. B. Soderstrom	20,000	0.01%	—
J.C. Christie	31,885	0.01%	—
S. Komisar	27,594	0.01%	—
G. Watts	90,000	0.03%	—
J.R. Brown	22,500	0.01%	—
B.G. Morton	—	—	—
J. Gonella(2)	9,162,017 (2)	2.68%	—

(1)	The 6% Loan Notes are convertible into ordinary shares at 25p per ordinary share from December 19, 2004 and expire by their terms on June 19, 2010.

(2)	Dr. Gonella received the above shares in consideration for his interest in MacroMed, Inc. when it was acquired by the Company in January 2007.
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
     On January 27, 2005, the Company adopted a Long-term Incentive Plan (“LTIP”), a Deferred Bonus Plan (“DBP”) and an Executive Share Option Plan (“ESOP”) consisting of an unapproved section with a linked Inland Revenue approved addendum. The Company has also granted individual unapproved options. The plans are overseen by the Remuneration Committee, which determines the amounts and terms of awards granted to eligible individuals under each plan. Details of the plans under which options have been granted are set out below.
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
     Provided the Remuneration Committee is satisfied that the Company has achieved sound underlying performance, awards will vest based on the Company’s Total Shareholder Return (“TSR”). Performance will be measured after three years from the date of grant by measuring the Company’s TSR against a comparator group consisting of the primary listed components of the FTSE All Share Pharmaceutical and Biotech Index but excluding those companies in the FTSE 100 (currently AstraZeneca PLC, GlaxoSmithKline PLC and Shire plc). TSR will normally be averaged across a period of three months before the date of the award and three months before the date on which the performance period ends, although the Committee may determine that a different averaging period is appropriate and properly reflective of management performance. In any event, this will not be more than six months or less than one month. This is in keeping with normal market practice and is a practical adjustment to smooth out the impact of short-term market influences and to provide a more robust measure of the performance of the Company. Awards will vest, on a sliding scale between each step, as follows:

% of total
Protherics PLC TSR relative to comparator group	award vesting

Upper decile	100%
Upper quartile	80%
Median	30%
Below median	Nil
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
     Awards under the DBP may be paid, at the discretion of the Remuneration Committee, in the form of cash or options to purchase ordinary shares, subject to achieving certain performance targets set by the Committee. In fiscal year 2007, the maximum award was set at 50% of base salary, but could be exceeded in exceptional circumstances. For fiscal year 2008, this maximum award was increased to 75%

following approval by the shareholders on July 26, 2007. The receipt of the additional 25% is subject to performance targets that are significantly more demanding than those applied to the first 50%. Performance is measured against annual targets, which are set for each individual participant and are determined with reference to the requisite performance for achieving the overall strategic objectives of the business. These targets may be amended should the Remuneration Committee consider this to be in the interests of the Company, subject to their replacement with equally stringent conditions. The Committee will determine the extent to which the award will be delivered as cash or, as an option over the Company’s ordinary shares.
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
     Under the DBP, awards can be made in the form of options at nil or a nominal price per share. Options were granted under the DBP on June 12, 2006, June 11, 2007 and June 9, 2008 at 2p per share. Benefits arising under the DBP are not pensionable.
     Under the DBP, the Board has also adopted a U.S. Sub-Plan providing for awards under the DBP to eligible employees who are U.S. taxpayers.
•	Savings-related Share Option Plan
     The Company also operates an Approved Savings Related Share Option Plan, which is open to all employees with a minimum of six months service. Options may be granted under this Plan at a discount of up to 20% from market value on the date immediately preceding the date of the invitation made to employees to subscribe for options. All options granted under this plan during the year and outstanding at March 31, 2008, have been made at a 20% discount. Options may be exercised during the period of six months following maturity of the savings contract. Under the rules of the plan, participants may choose either a three-year or a five-year savings contract. There are no Company performance criteria under the Savings Related Share Option plan.
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
     Under both the approved and unapproved share option plans, which have been used widely across the Company, the exercise price of the options granted is equal to the market value of the Company’s shares at the time the options are granted. Options issued prior to March 2004 may then be exercised on any date between three and ten years from the date of grant of the option, subject to the Company’s share price outperforming the average price of shares in the FTSE All Share Pharmaceutical and Biotech Index in any three year period commencing on or after the date of grant of the option. The Unapproved Plan requires that, for options granted to holders with an aggregate value (at the date of grant) for all options between four and eight times annual salary, those options may be exercised between five and ten years from the date of grant, subject to the Company meeting the required performance criteria. Prior to December 1999, the Approved Plan required real growth in earnings per share over three years. Initially, the Unapproved Plan, adopted by Proteus International plc in 1996 prior to the merger with Therapeutic Antibodies Inc., contained Company performance criteria intended for an early stage biotechnology company, relating principally to the successful completion of agreements with milestone payments generating revenue. The Board considered that the criteria was not appropriate to the more mature business of Protherics PLC, and, under the plan rules, adopted the Company performance criteria approved in December 1999 as likely to be a more fair and effective incentive.
     The options granted on March 1, 2004 are subject to revised Company performance criteria intended to improve compliance with best practice guidelines. Company performance could be measured at any time after three years from grant. If the TSR of the Company reaches the median of the FTSE All Share Pharmaceuticals and Biotech Index, one third of the shares under option become exercisable, rising on a sliding scale such that all the shares under option become exercisable if the Company’s performance is at or above the upper quartile. For options granted to holders with an aggregate value (at the date of grant) for all executive plan options of between four and eight times annual salary, Company performance will be measured after five years. No options are exercisable if the TSR of the Company is at the median of the FTSE All Share Pharmaceutical and Biotech Index. Options may then be exercised on a sliding scale beyond this point, with the maximum number of shares being exercisable if the Company’s performance is at or above the upper quartile. The Committee must also be satisfied that there has been an improvement in the Company’s underlying financial performance over the period. These performance criteria were selected to incentivize directors to enhance shareholder value above the Company’s peer group. On March 1, 2007, the Company’s performance was measured on these options (excluding those required to be measured after five years), and, based on the criteria, 81.74% of these options were considered to be vested by the Remuneration Committee.
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

     The table below sets forth the details of the Company’s outstanding share options as of June 30, 2008.

	At April 1,			Cancelled	At June 30,	Exercise
Date exercisable	2007	Granted	Exercised	Or expired	2008	price (p)

Individual unapproved
22 Dec 2002 to 21 Dec 2009	600,000	—	—	—	600,000	39.00
9 July 2002 to 8 July 2010	25,000	—	—	—	25,000	40.00
9 July 2002 to 8 July 2010	15,000	—	—	—	15,000	25.00
9 July 2002 to 31 May 2007	3,850	—	—	3,850	—	U.S.$6.00
21 Dec 2007 to 20 Jun 2009	40,000	—	—	—	40,000	86.00
21 Jun 2008 to 20 Jun 2010	40,000	—	—	—	40,000	86.00
Approved scheme
28 Jan 2003 to 27 Jan 2010	46,924	—	5,461	2,088	39,375	37.50
28 Feb 2004 to 27 Feb 2011	264,000	—	35,000	11,000	218,000	43.50
19 Feb 2009 to 15 Feb 2016	25,401	—	—	25,401	—	93.50
Unapproved scheme
22 June 2001 to 21 June 2008	65,000	—	—	65,000	—	46.00
22 Dec 2002 to 21 Dec 2009	385,000	—	—	—	385,000	39.00
27 Jan 2003 to 26 Jan 2010	87,097	—	—	2,440	84,657	37.50
2 Aug 2003 to 1 Aug 2010	2,908	—	—	—	2,908	28.50
22 Feb 2004 to 21 Feb 2011	1,145,000	—	—	—	1,145,000	43.50
16 Jan 2005 to 15 Jan 2012	2,177,000	—	25,000	137,000	2,015,000	39.50
9 July 2005 to 8 July 2012	350,000	—	—	—	350,000	25.00
20 Jun 2006 to 19 Jun 2013	900,000	—	—	—	900,000	23.25
24 Jun 2006 to 23 Jun 2013	30,000	—	—	5,000	25,000	23.00
1 Mar 2007 to 28 Feb 2014	735,660	—	40,870	—	694,790	58.50
1 Mar 2009 to 28 Feb 2014	325,000	—	—	—	325,000	58.50
27 Sep 2009 to 26 Sep 2014	310,000	—	—	236,185	73,815	49.50
28 Feb 2008 to 27 Feb 2015*(1)	716,475	—	132,420	584,055	—	2.00
19 Jul 2008 to 18 Jul 2015*(2)	113,785	—	—	—	113,785	2.00
7 Sep 2008 to 6 Sep 2015	115,000	—	—	100,000	15,000	60.50
21 Dec 2008 to 20 Dec 2015*(3)	763,665	—	—	11,607	752,058	2.00
21 Dec 2008 to 20 Dec 2015	85,000	—	—	—	85,000	78.50
12 Jun 2009 to 11 Jun 2016*(4)	944,359	—	—	69,508	874,851	2.00
12 Jun 2008 to 11 Jun 2016+(1)	109,806	—	36,818	5,331	67,657	2.00
12 Jun 2009 to 11 Jun 2016	10,000	—	—	—	10,000	86.00
11 Jul 2009 to 10 Jul 2016	50,000	—	—	50,000	—	78.50
22 Aug 2009 to 21 Aug 2016*(5)	6,383	—	—	—	6,383	2.00
15 Dec 2009 to 14 Dec 2016*(6)	970,615	—	—	77,185	893,430	2.00
15 Dec 2009 to 14 Dec 2016	50,000	—	—	50,000	—	73.75
5 Jan 2010 to 4 Jan 2017	630,000	—	—	60,000	570,000	72.25
11 Jun 2009 to 10 Jun 2017+(2)	—	184,317	—	14,793	169,524	2.00
11 Jun 2010 to 10 Jun 2017*(7)	—	1,620,901	—	141,343	1,479,558	2.00
11 Jun 2010 to 10 Jun 2017	—	50,000	—	50,000	—	58.75
17 Jul 2010 to 16 Jul 2017*(7)	—	8,510	—	—	8,510	2.00
31 Jul 2010 to 30 Jul 2017*(8)	—	19,633	—	—	19,633	2.00
10 Aug 2010 to 9 Aug 2017*(9)	—	423,076	—	—	423,076	2.00
28 Sept 2010 to 17 Sept 2017*(10)	—	17,346	—	—	17,346	2.00
23 Nov 2010 to 22 Nov 2017*(11)	—	1,594,962	—	40,408	1,554,554	2.00
4 Dec 2010 to 3 Dec 2017*(12)	—	13,302	—	—	13,302	2.00
9 Jun 2011 to 8 Jun 2018*(13)	—	2,905,636	—	35,076	2,870,560	2.00
9 Jun 2010 to 8 Jun 2018+(3)	—	523,380	—	—	523,380	2.00
Savings related options
1 Feb 2009 to 31 Jul 2009	245,954	—	—	87,449	158,505	65.00
1 Feb 2011 to 31 Jul 2011	381,924	—	—	256,600	125,324	65.00
1 Feb 2010 to 31 Jul 2010	68,424	—	—	13,033	55,391	58.00
1 Feb 2012 to 31 Jul 2012	115,749	—	—	78,484	37,265	58.00
1 Jan 2010 to 30 Jun 2010	—	285,759	—	22,325	263,434	2.00

	At April 1,			Cancelled	At June 30,	Exercise
Date exercisable	2007	Granted	Exercised	Or expired	2008	price (p)
1 Jan 2012 to 30 Jun 2012	—	379,746	—	—	379,746	2.00
Protherics PLC option plan for ex-Therapeutic Antibodies employees
27 Jan 2000 to 29 June 2008	162,238	—	—	162,238	—	175.0 to 312.0

	13,112,217	8,026,568	275,569	2,397,399	18,465,817

*	Options issued or conditional shares awarded under the Long Term Incentive Plan approved by the shareholders on January 27, 2005. The price of a share at the date of grant was (1) 54.75p, (2) 57.00p, (3) 78.50p, (4) 85.00p, (5) 79.25p, (6) 73.75p, (7) 58.75p, (8) 47.75p, (9) 52.00p, (10) 49.00p, (11) 53.75p, (12) 54.75p and (13) 37.00p.

+	Options issued or conditional shares awarded under the Deferred Bonus Plan approved by the shareholders on January 27, 2005. The price of a share at the date of grant was (1) 85.00p, (2) 58.75p and (3) 37.00p.
     At March 31, 2008, there were no unexercised warrants (2007: nil; 2006: nil) for ordinary shares, however, there are unexercised warrants for 100,000 (2007: 100,000, 2006: 212,500) ordinary shares in Enact Pharma PLC which expire on July 9, 2012 and are exercisable at 30p per share. Should these be exercised, the Company is entitled to repurchase these shares by issuing £17.05 6% convertible loan notes (“6% Loan Notes”) per 100 Enact Pharma PLC ordinary shares. The 6% Loan Notes became convertible at 25p per ordinary share on December 19, 2004. The terms of the 6% Loan Notes permit the Company to repurchase the 6% Loan Notes at any time by tender (available to all holders alike) or by privately negotiated transactions with individual holders at any price.

Share Options held by Directors of Protherics PLC
Details of share options granted to directors are set forth in the table below as of June 30, 2008.

		At April						At June		Exercise		Exercisable
		1, 2007	Granted	Exercised		Cancelled		30, 2008		Price (p)		From	To
Unapproved options
B. M. Riley(2)	Unapproved	65,000	—	—		—		65,000		46.00		22 Jun 2001	21 Jun 2008
	Unapproved	50,000	—	—		—		50,000		39.00		22 Dec 2002	21 Dec 2009
	Unapproved	120,000	—	—		—		120,000		43.50		22 Feb 2004	30 Apr 2010
	Unapproved	350,000	—	—		—		350,000		39.50		16 Jan 2005	30 Apr 2010
	Unapproved	200,000	—	—		—		200,000		23.25		20 Jun 2006	30 Apr 2010
	Unapproved	183,915	—	—		—		183,915		58.50		1 Mar 2007	30 Apr 2010
	LTIP	132,420	—	132,420	(4)(6)	—		—		2.00	(7)	28 Feb 2008	30 Apr 2010
	LTIP	92,357	—	—		4,302	(3)	88,055	(4)	2.00	(8)	1 Nov 2008	30 Apr 2010
	LTIP	102,128	—	—		20,892	(3)	81,236	(4)	2.00	(9)	1 Nov 2008	30 Apr 2010
	LTIP	119,322	—	—		44,678	(3)	74,644	(4)	2.00	(10)	1 Nov 2008	30 Apr 2010
	LTIP	—	161,702	—		86,832	(3)	74,870	(4)	2.00	(11)	1 Nov 2008	30 Apr 2010

		1,415,142	161,702	132,420		156,704		1,287,720

J. C. Christie	Unapproved	250,000	—	—		—		250,000		39.00		22 Dec 2002	21 Dec 2009
	Unapproved	80,000	—	—		—		80,000		43.50		22 Feb 2004	21 Feb 2011
	Unapproved	250,000	—	—		—		250,000		39.50		16 Jan 2005	15 Jan 2012
	Unapproved	100,000	—	—		—		100,000		23.25		20 Jun 2006	19 Jun 2013
	Unapproved	122,610	—	—		—		122,610		58.50		1 Mar 2007	28 Feb 2014
	LTIP	111,416	—	—		111,416		—		2.00	(7)	28 Feb 2008	27 Feb 2015
	LTIP	77,707	—	—		—		77,707		2.00	(8)	21 Dec 2008	20 Dec 2015
	LTIP	101,547	—	—		—		101,547		2.00	(9)	12 Jun 2009	11 Jun 2016
	LTIP	118,644	—	—		—		118,644		2.00	(10)	15 Dec 2009	14 Dec 2016
	LTIP	—	161,702	—		—		161,702		2.00	(11)	11 Jun 2010	10 Jun 2017
	LTIP	—	176,744	—		—		176,744		2.00	(13)	23 Nov 2010	22 Nov 2017
	LTIP	—	270,270	—		—		270,270		2.00	(14)	9 Jun 2011	8 Jun 2018
	DBP	—	128,378	—		—		128,378		2.00	(14)	9 Jun 2010	8 Jun 2018
	SAYE	14,384	—	—		—		14,384		65.00		1 Feb 2009	31 Jul 2009

Total		1,226,308	737,094	—		111,416		1,851,986

S. Komisar(1)	Unapproved	15,000	—	—		—		15,000		39.00		22 Dec 2002	21 Dec 2009
	Unapproved	11,629	—	—		—		11,629		37.50		27 Jan 2003	26 Jan 2010
	Unapproved	200,000	—	—		—		200,000		43.50		22 Feb 2004	21 Feb 2011
	Unapproved	150,000	—	—		—		150,000		23.25		20 Jun 2006	19 Jun 2013
	Unapproved	143,045	—	—		—		143,045		58.50		1 Mar 2007	28 Feb 2014
	LTIP	100,251	—	—		—		100,251		2.00	(7)	19 Jul 2008(5)
	LTIP	72,380	—	—		—		72,380		2.00	(8)	21 Dec 2008(5)
	LTIP	91,456	—	—		—		91,456		2.00	(9)	12 Jun 2009(5)
	LTIP	100,173	—	—		—		100,173		2.00	(10)	15 Dec 2009(5)
	LTIP	—	151,396	—		—		151,396		2.00	(11)	11 Jun 2010(5)
	LTIP	—	157,980	—		—		157,980		2.00	(13)	23 Nov 2010(5)
	LTIP	—	252,460	—		—		252,460		2.00	(14)	9 Jun 2011(5)
	DBP	27,594	—	27,594		—		—		2.00	(9)	12 Jun 2008(5)
	DBP	—	50,177	—		—		50,177		2.00	(11)	11 Jun 2009(5)

Total		911,528	612,013	27,594		—		1,495,947

A. J. Heath	TA Plan	116,300	—	—		116,300		—		175.00		27 Jan 2000	29 Jun 2008
	Unapproved	500,000	—	—		—		500,000		43.50		22 Feb 2004	21 Feb 2011
	Unapproved	1,000,000	—	—		—		1,000,000		39.50		16 Jan 2005	15 Jan 2012
	Unapproved	300,000	—	—		—		300,000		23.25		20 Jun 2006	19 Jun 2013
	Unapproved	325,000	—	—		—		325,000		58.50		1 Mar 2009	28 Feb 2014

		At April				At June	Exercise		Exercisable
		1, 2007	Granted	Exercised	Cancelled	30, 2008	Price (p)		From	To
	LTIP	221,233	—	—	221,233	—	2.00	(7)	28 Feb 2008	27 Feb 2015
	LTIP	157,556	—	—	—	157,556	2.00	(8)	21 Dec 2008	20 Dec 2015
	LTIP	186,507	—	—	—	186,507	2.00	(9)	12 Jun 2009	11 Jun 2016
	LTIP	215,304	—	—	—	215,304	2.00	(10)	15 Dec 2009	14 Dec 2016
	LTIP	—	297,661	—	—	297,661	2.00	(11)	11 Jun 2010	10 Jun 2017
	LTIP	—	325,581	—	—	325,581	2.00	(13)	23 Nov 2010	22 Nov 2017
	LTIP	—	500,000	—	—	500,000	2.00	(14)	9 Jun 2011	8 Jun 2018
	Individual Plan	600,000	—	—	—	600,000	39.00		22 Dec 2002	21 Dec 2009

Total		3,621,900	1,123,242	—	337,533	4,407,609

R. B.	LTIP	—	423,076	—	—	423,076	2.00	(12)	10 Aug 2010	9 Aug 2017
Soderstrom(1)	LTIP	—	204,651	—	—	204,651	2.00	(13)	23 Nov 2010	22 Nov 2017
	LTIP	—	313,513	—	—	313,513	2.00	(14)	9 Jun 2011	8 Jun 2018
	DBP	—	99,099	—	—	99,099	2.00	(14)	9 Jun 2010	8 Jun 2018

Total		—	1,040,339	—	—	1,040,339

(1)	Messrs.Komisar and Soderstrom were appointed to the Board on April 26, 2007 and August 9, 2007 respectively. Their options are stated as at their date of appointment.

(2)	Mr. Riley resigned from the Board effective August 9, 2007.

(3)	Following Mr. Riley’s resignation from the Board, these awards were forfeited to the extent shown (see Note 4 below).

(4)	Having carefully considered Mr. Riley’s performance during his tenure as Finance Director and with due regard to the requirement to mitigate loss, the Committee has exercised its discretion under the terms of the Long Term Incentive Plan to allow a proportion of Mr. Riley’s LTIP option awards to vest with effect from August 9, 2007, being the effective date of his resignation from the Board. In determining whether it was appropriate to exercise this discretion, the Committee gave due consideration to Mr. Riley’s achievements in delivering shareholder value during his tenure as a Director of the Company. The percentage of the LTIP option awards vesting was time apportioned from the date of grant of the award to the date of his termination of employment with the Company on October 30, 2008. All options held by Mr. Riley under the Unapproved Scheme at the time of his resignation from the Board had met the relevant performance conditions and were exercisable in full. The Committee has determined that Mr. Riley’s LTIP and Unapproved options will expire 18 months from his termination date, or, if earlier, ten years from the their date of grant.

(5)	Awards made under the terms of the LTIP and DBP to Mr. Komisar are in the form of Performance Shares. LTIP awards vest three years from the date of grant subject to the achievement of the relevant performance conditions. Awards under the DBP vest two years from the date of grant.

(6)	On March 7, 2008, Mr. Riley exercised an option over 132,420 ordinary shares granted under the terms of the LTIP. The market price of the Company’s ordinary shares on the date of exercise was 51.00p.

The market price of the Company’s ordinary shares on the date of grant was (7)57.00p (8)78.50p, (9)85.00p, (10)73.75p, (11) 58.75p, (12)52.0p, and (13)53.75p, and (14)37.00p
Performance criteria for awards made under the terms of the Company’s various share option plans are summarized in the table below.

Plan	Performance condition(1)
Option granted prior to March 1, 2004 under the Unapproved and Approved Share Option Plans	May be exercised on any date between three and ten years from the date of the grant of the option subject to the Company’s share price outperforming the average price of shares in the FTSE Pharmaceutical Index in any three-year period commencing on or after the date of grant of the option.

Option granted on March 1, 2004 under the Unapproved Plan	Performance is measured after three years from the date of grant by measuring the Total Shareholder Return (“TSR”) of the Company against a comparator group consisting of the FTSE All Share Pharmaceutical and Biotech Index.

Options issued to existing holders with a total aggregate value (at the date of grant) of up to four times annual salary	TSR performance Upper quartile Median Below median	% of award vesting 100% 33% Nil
The Committee must also be satisfied that there has been an improvement in the Company’s underlying financial performance over the period.

Options granted under the Unapproved Plan on September 27, 2004 matured on September 27, 2007. Following application of the above measures, the Remuneration Committee determined that 35.15% of the shares would vest.

Option granted on March 1, 2004 under the Unapproved Plan	Performance is measured after five years from the date of grant by measuring the TSR of the Company against a comparator group consisting of the FTSE All Share Pharmaceutical and Biotech Index.

For options granted to existing holders with a total aggregate value (at the date of grant) between four and eight times annual salary	TSR performance Upper quartile Median Below median	% of award vesting 100% 33% Nil
The Committee must also be satisfied that there has been an improvement in the Company’s underlying financial performance over the period.

Option granted under the 2005 Executive Share Option Plan	Performance is measured after three years from the date of grant by measuring the TSR of the Company against a comparator group consisting of the FTSE All Share Pharmaceutical and Biotech Index excludes those companies in the FTSE 100 (currently AstraZeneca PLC, GlaxoSmithKline PLC and Shire plc)

None of the Directors hold options under this Plan.	TSR performance Upper decile Upper quartile Median Below median	% of award vesting 100% 80% 30% Nil

Plan	Performance condition(1)
Long Term Incentive Plan	Performance is measured after three years from the date of grant by measuring the TSR of the Company against a comparator group consisting of the FTSE All Share Pharmaceutical and Biotech Index excludes those companies in the FTSE 100 (currently AstraZeneca PLC, GlaxoSmithKline PLC and Shire plc)

	TSR performance Upper decile Upper quartile Median Below median	% of award vesting 100% 80% 30% Nil
Options granted on February 28, 2005 matured on February 28, 2008. Following application of the above measures, the Remuneration Committee determined that nil shares would vest.

Performance criteria for individual options granted to A.J. Heath (Individual Plan):	The option may generally be exercised only between the third and tenth anniversaries of the date of grant, and on the date of exercise, the share price must have outperformed the average of the FTSE Pharmaceuticals Index in any preceding three-year period.

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

Performance criteria for the Protherics PLC Plan for ex-Therapeutic Antibodies employees (TAb Plan):	Dr. Heath holds options over 116,300 shares under the Protherics PLC Plan for ex-Therapeutic Antibodies employees (TAb). There are no performance criteria under this Plan, which mirrors the terms of the Therapeutic Antibodies 1990 Plan, from which the options were transferred.

(1)	In exception circumstances, the Remuneration Committee has discretion to waive or amend performance conditions on awards under the LTIP and the 2005 Executive Share Option Plan. In using this discretion, the Committee may consider, as appropriate, the extent to which the performance period has elapsed and the performance conditions have been met over that period although this is not required under the rules of the schemes.
Messrs. Wallis, Watts, Brown, Morton and Gonella do not hold options over the Company’s ordinary shares.
The price of the Company’s ordinary shares to which the options relate was 54.00p at March 31, 2008, and fluctuated between 42.75p and 72.50p during the year.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
Major Shareholders
     The table below shows all holders who, to the Company’s knowledge, own, directly or indirectly, 5% or more of the Company’s ordinary shares, as of June 30, 2008, being the most recent practicable date before reporting.

	# of	% of
Shareholder	shares	issued shares
AXA S.A.	41,716,497	12.26%
Aviva plc	40,910,879	12.05%
INVESCO plc	37,361,912	11.01%
HBOS plc	20,245,926	5.97%
     All of the Company’s major shareholders have the same voting rights.
     At June 30, 2008, a total of 344,417,123 ordinary shares were issued and outstanding, of which 13,247,698 shares were held of record by approximately 365 holders with registered addresses in the U.S., representing approximately 3.9% of the currently outstanding ordinary shares. Of those shares, at July 28, 2008, 1,519,400 ordinary shares were represented by American Depositary Receipts issued by The Bank of New York, as depositary, in the name of The Depositary Trust Company, as nominee. Because certain of these ordinary shares and American Depositary Receipts were held by brokers or other nominees, the number of record or registered holders in the U.S. is not representative of the number of beneficial holders in the U.S. or of the residence of the beneficial holders.
     To the Company’s knowledge, it is not directly or indirectly owned or controlled by another corporation, by any foreign government, or by any other natural or legal person, nor are there any arrangements known to the Company, the operation of which could result in a change in control of the Company.
Related Party Transactions
     On January 4, 2007, the Company completed the acquisition of MacroMed, Inc. (subsequently renamed Protherics Salt Lake City, Inc.). Dr. Gonella was a non-executive director and shareholder of MacroMed, Inc. As consideration for his interest in MacroMed, Inc., Dr. Gonella received 8,245,815 Protherics PLC 2p ordinary shares, valued at £6,102,000 at the date of the transaction and a further 916,202 shares on July 4, 2008 at the expiration of the 18 month holdback period.
     JG Consulting, a business owned by Dr. Gonella, charged to MacroMed, Inc. a total of $60,000 during the year (2007: $71,000, 2006: $nil) for the provision of consultancy services supplied by employees other than Dr. Gonella.
     During fiscal year 2008, the Company acquired goods and services from BCS Global Networks Limited, a company of which Stuart Wallis is a director, at a cost of £15,000 (2007: £33,000, 2006: £nil). During fiscal year 2008, LGC Promochem Limited provided testing service to the Company at a cost of £3,000 (2007: £1,000). LGC Promochem Limited is part of LGC Group Holdings plc, a Company of which Stuart Wallis became a director during fiscal year 2007.
     The Company rents its Nashville office from C.A. Gardner, a relative of Mr. Komisar. During the year, the Company paid $140,000 in rent to C.A. Gardner (2007: $120,000, 2006: $103,000)

     All the above transactions are considered by the Board to be at arms-length and undertaken under standard terms and conditions.
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

	Ordinary Shares		American Depositary Shares(1)
Financial Year Ended March 31,	High	Low	High	Low
	£	£	$	$
2004	0.618	0.165
2005	0.658	0.467
2006	0.998	0.450	18.99 (2)	8.50 (2)
2007
First Quarter	0.925	0.783	16.99	15.15
Second Quarter	0.910	0.780	17.25	13.90
Third Quarter	0.953	0.640	17.26	12.53
Fourth Quarter	0.793	0.658	15.44	12.64
2008
First Quarter	0.725	0.535	14.36	10.90
Second Quarter	0.598	0.458	12.30	9.00
Third Quarter	0.578	0.460	12.40	9.48
Fourth Quarter	0.608	0.428	12.33	9.74
2009
First Quarter	0.548	0.300	10.50	6.45

Calendar Year 2008
Most Recent Six Months
January	0.605	0.495	12.33	9.74
February	0.560	0.503	12.00	10.71
March	0.540	0.428	11.59	10.25
April	0.548	0.450	10.50	8.52
May	0.488	0.420	9.30	8.52
June	0.410	0.300	8.92	6.45

(1)	Each American Depositary Share represents 10 ordinary shares.

(2)	Period covers from September 28, 2005, the date trading of the American Depositary Shares on the NASDAQ Stock Market commenced, to March 31, 2006.
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
     The Articles of Association of the Company (the “Articles”) contain provisions, inter alia, to the following effect:
     Voting Rights
     Subject to any special terms as to voting upon which any shares may have been issued, every shareholder present in person or as a duly appointed proxy of a member shall upon a show of hands have one vote, and on a poll, shall have one vote for every share of which he is a holder. A shareholder in respect of whom an order has been made by any court or official having jurisdiction in matters concerning mental disorder or incapacity to manage one’s affairs may vote, whether on a show of hands or on a poll, by his receiver or curator bonis and such receiver or curator bonis may, on a poll, vote by proxy.
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
     No shareholder shall, unless otherwise determined by the Directors, be entitled to be present and vote, either in person or by proxy, at any general meeting or upon any poll in respect of any shares held by him if:
(a)	any calls or other moneys due and payable in respect of these shares remain unpaid; or

(b)	he or any person appearing to be interested in shares held by him has been duly served with a direction notice under section 793 of the Companies Act 2006 concerning the disclosure of interests in voting shares, and has failed to supply the Company with the information required by the notice or has supplied information which is false or misleading in a material respect.
     The instrument appointing a proxy and accompanying documentation if necessary, shall be deposited at the registered office or at such other place within the United Kingdom as is specified in the notice convening the meeting or in case of an appointment sent in electronic form, at the address specified for such purpose not less than 48 hours before the time of meeting.
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

     Variation of Rights
     All or any of the rights attached to any class of shares of the Company for the time being in issue may be varied or abrogated in such manner as may be provided by such rights, or in the absence of any such provision, either with the consent in writing of the holders of not less than three quarters in nominal value of the issued shares of that class, or the sanction of a special resolution passed at a separate general meeting of the holders of the issued shares of that class, but not otherwise. The provisions of the Articles of Association relating to general meetings apply to every such separate meeting, save that the necessary quorum at such meeting, other than an adjourned meeting, shall be two persons present holding or representing by proxy at least one third in nominal value of the issued shares of that class.
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
     The Directors may decline to recognize any instrument of transfer of a share which is not fully paid, provided that where any shares which are not fully paid are admitted to the Official List of the Financial Services Authority or AIM, the discretion shall not be exercised in such a way as to prevent open and proper dealings in those shares. The Articles of Association do not contain any restriction on the free transferability of fully paid shares provided that the instrument of transfer is in favor of not more than four transferees. In relation to a certificated share, the Directors may decline to recognize any instrument of transfer unless the instrument of transfer is left at the registered office of the Company or at such other place as determined by the Directors, accompanied by the certificate for those shares and evidence as reasonably required by the Directors to prove the title of the transferor and due execution.
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
     Directors of Protherics
     Except as provided in this paragraph, a Director shall not vote, or be counted in the quorum in relation to, any resolution of the Board or of a committee of the Board concerning any matter in which he has to his knowledge, directly or indirectly, a material interest (together with any interest of any person connected with him within the meaning of Sections 252-5 of the Companies Act 2006), other than his interest in shares or debentures or other securities of the Company. If he shall do so, his vote shall not be counted.
     A Director shall (in the absence of some other material interest that is indicated below) be entitled to vote (and be counted in the quorum) in respect of any resolution concerning any of the following matters, namely:

(a)	the giving of any guarantee, security or indemnity to him in respect of money lent or obligations incurred by him or by any other person at the request of or for the benefit of the Company or any of its subsidiary undertakings;

(b)	the giving of any guarantee, security or indemnity to a third party in respect of a debt or obligation of the Company or any of its subsidiary undertakings for which he himself has assumed responsibility in whole or in part under a guarantee or indemnity or by the giving of security;

(c)	any proposal concerning an offer of any shares, debentures or other securities of or by the Company or any of its subsidiary undertakings for subscription or purchase in which offer he is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which he is to participate;

(d)	any contract, arrangement or transaction concerning any other body corporate in which he or any other person connected with him within the meaning of Section 252-2 of the Companies Act 2006 is interested, directly or indirectly and whether as an officer or shareholder or otherwise howsoever provided that he is not nor any persons connected with him are not to his knowledge, the holder of or beneficially interested in (under sections 820-825 of the Companies Act 2006) one per cent or more of any class of the equity share capital of such body corporate or of the voting rights available to members of the relevant body corporate;

(e)	any contract, arrangement or transaction for the benefit of the employees of the Company or any of its subsidiaries which does not accord to them privileges or advantages not accorded to the employees to whom the scheme relates;

(f)	any contract, arrangement or transaction concerning any insurance which the Company is to purchase and/or maintain for the benefit of any Directors;

(g)	the giving of any indemnity pursuant to the articles of association; and

(h)	the provision of funds to any Director to meet or doing an act enabling the directors to avoid incurring expenditure as described in sections 205(1) or 206 of the Companies Act 2006.
     A Director shall not vote or be counted in the quorum on any resolution concerning his own appointment as the holder of any office or place of profit with the Company or any company in which the Company is interested including fixing or varying the terms of his appointment or the termination thereof.
     Each of the Directors shall be paid a fee for his services at a rate determined by the Board from time to time provided that the aggregate of such fees (excluding any amounts payable under any other provision of the Articles) shall not exceed £400,000 per annum or such higher amount as the Company may determine from time to time. These provisions do not apply to executive Directors or managing Directors.
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
     The Directors shall restrict the borrowings of the Company and exercise all voting and other rights or powers of control exercisable by the Company in relation to its subsidiary undertakings, so as to secure (as regards subsidiary undertakings, so far as by such exercise they can secure) that the aggregate amount at any one time owing by the Group (being the Company and its subsidiary undertakings for the time being owing to persons outside the Group) in respect of all monies borrowed, exclusive of moneys borrowed by the Company or any of its subsidiaries from any other of such companies shall not at any time, without the previous sanction of an ordinary resolution of the Company, exceed an amount equal to three times the aggregate of:
(a)	the nominal issued and paid up capital of the Company; and

(b)	the amounts standing to the credit of the consolidated reserves of the Group whether distributable or undistributable and including (without limitation) share premium amount, capital redemption reserve and profit and loss account all as shown in a consolidation of the then latest audited balance sheet of the Group but after:
(A)	making such adjustments as may be appropriate in respect of any variation in the issued and paid up share capital the share premium account and the capital redemption reserve fund of the Company or merger reserve since the date of its latest audited consolidated balance sheet and any shares whose issue has been underwritten, but which have not yet been issued shall be deemed to have been paid up to the extent that the underwriters or other persons are liable therefore;

(B)	excluding therefrom (i) any sums set aside for future taxation; (ii) amounts attributable to outside shareholders in subsidiary undertakings and adding back an amount equal to amounts charged in respect of any deferred tax liabilities and any deficit relating to pensions and other post retirement/employment benefits or any asset or liability which has been revalued; and deducting from reserves amounts credited in respect of any deferred tax assets and any surpluses relating to pensions and other post retirement/employment benefits or any asset or liability which has been revalued;.

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
     Alteration of Capital
     The Company may, from time to time, by ordinary resolution increase its share capital by the creation of new shares, such increase to be of such aggregate amount and to be divided into shares of respective amounts as the resolution may prescribe. All new shares will be subject to the provisions of the articles with reference to allotment payment of calls, lien, transfer and otherwise.
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
     The Company may purchase its own shares in any manner authorized by law and under the articles of association.
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
Annual and Extraordinary General Meetings
     Extraordinary general meetings are convened by the Directors whenever they think fit.
     An annual general meeting must be held by the Company once a year.
     The annual general meeting must be convened on a minimum of 21 clear days notice. All meetings other than an annual general meeting, i.e., Extraordinary General meetings, are called by a minimum of 14 clear days notice when either special or ordinary resolutions are proposed. Ordinary Resolutions must be passed by a simple majority of those members who (being entitled to do so) vote at the general meeting, and special resolutions must be passed by a majority of not less than 75% of the members who (being entitled to do so) vote at the general meeting.
     The notice must specify the place, day and hour of the meeting and the general nature of any special business to be discussed.
     To be held valid, a quorum of not less than two shareholders present in person or by proxy and entitled to vote must be present at each general meeting.

     Limitations on the Right to Own Securities
     Fully paid shares are issued free from all liens and from any restriction on the right of transfer except any restriction imposed by failure to comply with a notice issued under section 793 of the U.K. Companies Act 2006, by which a public company can, by notice in writing, require a shareholder to confirm his present and past shareholding in the share capital of the Company or give particulars of his identity and the extent of his interest and of any other person interested in the same shares as the case may be.
     Any shareholder who has failed to comply with a section 793 notice is not entitled to be present and vote at general meetings.
Relevant Provisions Applicable to Companies Under English Law
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
     Changes in Control of the Company
     The City Code prescribes a timetable for takeover offers. An offer document must be posted normally within 28 days of the announcement of a firm intention to make an offer, and an offer must initially be open for a minimum of 21 days following the date on which the offer document is posted (the “Posting Date”). The City Code provides that the 60th day after the Posting Date is the final day for an offer to become or be declared unconditional as to acceptances. In practice, where 90% acceptances for the offer are received, the bidder can implement the provisions for compulsorily acquiring holdings of any outstanding minority shareholders. The 81st day is the last day for fulfillment of all other conditions if the offer is declared unconditional as to acceptances on day 60. If these timings are not met, the offer will lapse.
     Disclosure of Shareholder Ownership
     Under part 6 of the Financial Services and Markets Act 2000, Chapter 5 of the Disclosure and Transparency Rules (DTR) sets out the notification thresholds and deadlines for shareholders and issuers to notify major shareholders in a company, where shares are admitted to and trading on a regulated market or a prescribed market. Once a person has a holding of 3% or more of the target’s total voting rights and capital in issue and also if their holding changes to reach, exceed or fall below every 1% above 3% of the target’s total voting rights and capital in issue, a notification must be made to the company within two trading days from the date of such change. A company must release details to a Regulatory

Information Service (RIS) as soon as possible on receipt of a notice and by no later than end of the following trading day for U.K. issuers with shares admitted to trading in a regulated market.
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
     During fiscal year 2006, the Company received an initial payment of £16.3 million along with the £7.5 million equity investment. In accordance with the accounting policies adopted by the Company, £701,000, £2,213,000 and £2,075,000 was recorded as revenue in fiscal year 2006, 2007 and 2008, respectively. In addition, a milestone of £10,000,000 was earned and recognized as revenue in fiscal year 2007.
     Altana, Inc.
     In October 1997, the Company entered into an agreement with Altana, Inc. which provides Altana with exclusive U.S. distribution rights for CroFab® and DigiFab® (Altana, Inc were subsequently acquired by Nycomed). Under the agreement terms, the Company is entitled to receive certain milestone, product sales and royalty payments. In February 2001 and February 2002, Altana began marketing and distributing the Company’s CroFab® and DigiFab® products, respectively, under the agreement in the United States. In November 2005, Altana exercised its nil-cost option to renew the agreement for a further five years, ending in 2010. The Company recognized a total of £19,826,000 as revenue under the agreement in fiscal year 2008.
     Glenveigh Pharmaceuticals LLC
     In January 2007, the Company entered into an agreement to in-license from Glenveigh Pharmaceuticals LLC and certain affiliated parties (collectively, “Glenveigh”) intellectual property relating to the use of antibody fragments that bind digoxin, including Protherics’ DigiFab® and GlaxoSmithKline’s Digibind®, for the treatment of pre-eclampsia and eclampsia. Under the Glenveigh license, the Company paid Glenveigh $6.5 million cash at closing and issued Protherics ordinary shares with an aggregate market value of $5 million (3,093,638 shares). The Company will pay an additional milestone of $5 million (in ordinary shares of the Company or cash, at the Company’s option) following successful completion of the phase 2b trial, with further milestones and royalties upon successful completion of the subsequent clinical and commercial events amounting to a maximum of $10 million or a percentage of any subsequent sublicense receipts. Glenveigh will also receive a royalty of up to 5% on net sales.

     CoVaccine BV
     In June 2006, the Company entered into an agreement with CoVaccine BV to acquire CoVaccine’s novel adjuvant, primarily for inclusion in the Company’s Angiotensin Vaccine product candidate. The Company will pay CoVaccine up to €1,050,000, which is to be satisfied by the issuance of zero coupon unsecured convertible loan notes, repayable at March 31, 2026 unless previously converted. These notes grant the right to receive 295,413 Protherics ordinary shares following the signing of the agreement, and a further 590,826 Protherics ordinary shares upon completion of two development related milestones or are repayable at par if not previously repaid, converted or purchased. The first of these milestones, being 253,211 Protherics ordinary shares, was paid during fiscal 2008. In addition to these shares, CoVaccine is entitled to a royalty on the net sales of products containing the CoVaccine adjuvant for a period ended the earlier of the tenth anniversary of the first sale and the expiry of the last valid claim on the first patent application to be granted in respect of the CoVaccine adjuvant. Both notes issued to date, for 295,413 and 253,211 shares, have subsequently been converted.
     Advance In Vitro Cell Technologies S.L. (“Advancell”)
     In December 2006, the Company entered into an in-license and co-development agreement with Advancell with respect to intellectual property rights for the use of Acadra™ (formerly Acadesine) in the treatment of B-cell chronic lymphocytic leukemia (“B-CLL”). The Company has paid Advancell an initial £500,000 cash consideration, as well as a total of up to £17.9 million in development and commercialization milestones. The Company expects to invest approximately £1.5 million in the development of Acadra™ through the end of the first clinical study. Under the agreement, Advancell will receive a 12.8% royalty on net sales.
     Diatos SA
     In December 2004, MacroMed, Inc., which was acquired by the Company in January 2007, entered into an agreement with Diatos SA for the development and commercialization of OncoGel® outside North America, Mexico, North Korea and South Korea, The maximum upfront and milestone payments under this agreement for the European market total $10,450,000, of which $1,850,000 was received prior to MacroMed, Inc. being acquired. Further milestones may be received for development in Asia and the rest of the world amounting to $5,175,000 and $2,170,000, respectively. In addition, the Company will receive royalties in net sales of up to 12%.
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
     Idis Limited
     Under an agreement dated March 1, 2006, Idis Limited distributes the Company’s Voraxaze® product in the E.U. on a named patient supply basis. The Company is paid for all product supplied to customers and during fiscal year 2008 the Company recognized revenue of £1,232,000 under this agreement.

     Chesapeake Biological Laboratories Inc
     In March 2003, the Company entered into a contract manufacturing agreement with Chesapeake Biological Laboratories Inc. to fill and freeze dry the Company’s CroFab® and DigiFab® products. Under the agreement, which commenced in May 2003, Chesapeake is entitled to a set fee per batch of product filled and freeze-dried. Costs of £1,144,000 have been incurred under this contract in fiscal year 2008.
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
     There will be no U.K. withholding tax on dividends. Therefore, a U.S. holder will not be entitled to claim a foreign tax credit in respect of any dividends.
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
Foreign currency risk
     The Company makes use of forward foreign currency contracts to fix a proportion of its expected U.S. dollar sales into sterling, thereby reducing uncertainty over the level of the Company’s cash inflows from sales when reported in sterling. Typically in fiscal 2008, the Company took out forward contracts and options for anticipated U.S. dollar receipts, in excess of U.S. dollar expenses, for a rolling period of 12 months. At March 31, 2008, the Company held such instruments amounting to $9,000,000, all of which mature within the following 12 months. The fair value of these instruments is disclosed in Note 27 to the Financial Statements attached hereto. While the Company has orders from its U.S. distributor for sales which will be denominated in U.S. dollars, under the terms of the contract, the precise value of the sale is not determinable until the point of sale.
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
Exchange Rate Sensitivity
     The table below provides information about the Company’s derivative financial instruments and other financial instruments and presents such financial instruments in U.K. pounds sterling, which is the Company’s reporting currency. The table presents principal cash flows and related weighted average interest rates by expected maturity dates on instruments that are sensitive to foreign currency exchange rates, being US dollar and Australian dollar denominated debt obligations.

							Fair
	2009	2010	2011	2012	2013	Total	value
On-Balance Sheet Financial Instruments	£’000	£’000	£’000	£’000	£’000	£’000	£’000

Finance Lease obligations
Fixed Rate (US$ denominated)	17	12	2	1	—	32		(1)
Average interest rate	16.6%	16.0%	12.1%	11.3%	—	16.0%

Bank Loans

							Fair
	2009	2010	2011	2012	2013	Total	value
	£’000	£’000	£’000	£’000	£’000	£’000	£’000
On-Balance Sheet Financial Instruments
Fixed Rate (US$ denominated)	2	141	—	—	—	143	142
Average interest rate	5.6%	5.6%	5.6%	—	—	5.6%

Finance Lease obligations
Fixed Rate (A$ denominated)	63	30	18	8	—	119		(1)
Average interest rate	7.5%	7.6%	7.6%	7.6%	—	7.5%

Australian Notes payable
Floating Rate (A$ denominated)	8	—	—	—	—	8	8
Average interest rate	6.3%	—	—	—	—	6.3%

(1)	The fair value of the Company’s lease obligations approximates to their carrying value.
Interest rate risk
     The Company finances its operations predominantly through cash and cash equivalents generated through operating activities, from the issuance of equity shares, and through finance leases. It is the Company’s policy to invest surplus cash on deposit for short or medium term periods. At March 31, 2008, 2007 and 2006, all cash reserves, as quantified in Note 17 to the Financial Statements attached as an exhibit hereto, were held overnight by financial institutions.
     The following table sets out the carrying value under IFRS by maturity, for each financial instrument that is exposed to interest rate risk at March 31, 2008.

	Amounts falling due:
	Within	Between	Between	Between	Between	Over 5
	1 year	1 and 2 years	2 and 3 years	3 and 4 years	4 and 5 years	years	Total
	£’000	£’000	£’000	£’000	£’000	£’000	£’000
2008
Floating rate:
Cash at hand and in bank	1,166	—	—	—	—	—	1,166

Fixed rate:
Short term bank deposits	36,494	—	—	—	—	—	36,494
Bank overdrafts	(44)	—	—	—	—	—	(44)
Borrowings	(10)	(141)	—	—	—	—	(151)
6% Convertible unsecured loan notes	—	(1,971)	—	—	—	—	(1,971)
Obligations under finance lease	(966)	(682)	(638)	(333)	(59)	—	(2,678)
Anticipated Transactions and Related Derivatives
     The Company also utilizes currency derivatives to hedge future transactions and cash flows. The Company is a party to a variety of foreign currency forward contracts and options in the management of its exchange rate exposures. The instruments purchased are denominated in US dollars and Australian dollars. Details of the instruments held by the Company are disclosed in Note 27 to the financial statements attached as an exhibit hereto.

Interest Rate Sensitivity
     The table below provides information about the Company’s derivative financial instruments and other financial instruments that are sensitive to changes in interest rates, including debt obligations. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. The information is presented in U.K. pounds sterling, which is the Company’s reporting currency. The instrument’s actual cash flows are determined in both U.S. dollars (US$) and Australian dollars (A$), as indicated in parentheses.

							Fair
	2009	2010	2011	2012	2013	Total	value
	£’000	£’000	£’000	£’000	£’000	£’000	£’000

Finance Lease obligations
Fixed Rate (£ denominated)	886	640	618	324	59	2,527		(1)
Average interest rate	7.9%	7.9%	8.0%	8.2%	8.8%	8.0%

Fixed Rate (US$ denominated)	17	12	2	1	—	32		(1)
Average interest rate	16.6%	16.0%	12.1%	11.3%	—	16.0%

Fixed Rate (A$ denominated)	63	30	18	8	—	119		(1)
Average interest rate	7.5%	7.6%	7.6%	7.6%	—	7.5%

Bank Loans
Fixed Rate (US$ denominated)	2	141	—	—	—	143	142
Average interest rate	5.6%	5.6%	—	—	—	5.6%

Australian Notes payable
Floating Rate (A$ denominated)	8	—	—	—	—	8	8
Average interest rate	6.3%	—	—	—	—	6.3%

Convertible Loan Notes
Fixed Rate (£ denominated) (2)	—	—	2,050	—	—	2,050	1,965	(3)
Average interest rate	—	—	6.0%	—	—	6.0%

(1)	The fair value of the Company’s lease obligations approximates to their carrying value.

(2)	The book value of this instrument was £1,971,000 at March 31, 2008.

(3)	This represents the fair value of the liability component of a bifurcated instrument.
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
Fair values of financial assets and financial liabilities
     The fair values of the Company’s borrowings and 6% Convertible Unsecured Loan Notes are disclosed in Notes 20 and 21 to the Financial Statements attached as an exhibit hereto. The Company considers that there is no material difference between the book values and fair values of its remaining financial assets and liabilities as at March 31, 2008. Fair values have been calculated by discounting cash flows at prevailing interest rates.

     The fair value of the Company’s derivative financial instruments is disclosed in Note 27 to the Financial Statements attached as an exhibit hereto.
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
     Not applicable.
PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
     None.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
     None.
ITEM 15. CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
     As of the end of the period covered by this report, management carried out an evaluation, with the participation of the Company’s chief executive officer and chief financial officer, of the effectiveness of the Company’s disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e) and 15d-15(e)). Based on their evaluation of such controls and procedures, management concluded that the disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in the reports are filed under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission and that such information is accumulated and communicated to management, including the Company’s chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.
Management’s Annual Report on Internal Control over Financial Reporting
     Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). The Company’s internal control over financial reporting is a process designed under the supervision of and with the participation of management, including the principal executive officer and principal financial officer, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s financial statements for external reporting purposes in accordance with IFRS. As of the end of the 2008 fiscal year, management conducted an assessment of the effectiveness of internal control over financial reporting in relation to criteria for effective internal control over financial reporting described in “Internal Control — Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that the Company’s internal control over financial reporting was effective as of March 31, 2008.
     There has been no change in the Company’s internal control over financial reporting during the fiscal year ended March 31, 2008 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

     KPMG Audit Plc, which has audited the Company’s consolidated financial statements for the fiscal year March 31, 2008, has also audited the effectiveness of the Company’s internal control over financial reporting. The report of KPMG Audit Plc is included under Item 17 of this Form 20-F.
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
     The Board of Directors has determined that Mr. Garry Watts, the Chairman of the Audit Committee, meets the requirement of an “Audit Committee Financial Expert” as defined by the Securities and Exchange Commission. Mr. Watts was appointed to the Audit Committee on February 2, 2004. The Board of Directors has determined that Mr. Watts is “independent” as that term is defined in the NASDAQ listing standards applicable to audit committee members and as required by the Securities Exchange Act of 1934, and the rules and regulations of the Securities and Exchange Commission thereunder.
ITEM 16B. CODE OF ETHICS
     The Board of Directors has adopted a Code of Ethics applicable to the Chief Executive Officer, Finance Director and Financial Controller. A copy of this Code of Ethics is available on the Company’s website at www.protherics.com.
     In addition, the Company complied with the provisions of the Financial Reporting Council Combined Code on Corporate Governance issued in June 2006 (“the Code”) throughout the year ended March 31, 2008 except for Section 1 of the Code:
•	Composition of the Remuneration Committee. Dr. Gonella, who is not considered by the Board to be independent due to the material business relationship he has had with the Company as a non-executive director and shareholder of MacroMed, Inc., a company acquired by Protherics in January 2007, was a member of the Remuneration Committee from the start of the year until July 26, 2007. Dr. Gonella brings substantial knowledge and experience of the pharmaceutical business, which assists the Committee in discharging its duties. However, the Board acknowledges the recommendations of the Code in the respect of Remuneration Committee independence and has resolved that Dr. Gonella will attend meetings of the Committee by invitation only. Accordingly, Dr. Gonella resigned from the Committee on July 26, 2007. Following his resignation, the Committee is comprised solely of independent non-executive Directors.
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
     The following summarizes the audit and non-audit fees paid to the Company’s independent auditors, for the years ended March 31, 2008, 2007 and 2006. During the year ended March 31, 2007, KPMG Audit Plc replaced PricewaterhouseCoopers LLP as auditors of the Company. The table includes remuneration earned during the period each party held the position of auditor.

	2008		2007		2006

		KPMG Audit PLC	PwC LLP	Total
	£’000	£’000	£’000	£’000	£’000

Audit fees	245	174	61	235	101
Audit related fees	16	10	—	10	36
Tax fees	50	26	54	80	117
All other fees	94	249	—	249	—

Total	405	459	115	574	254

     In addition to the above, PricewaterhouseCoopers LLP earned £43,000 in the year ended March 31, 2007 following their resignation from services related to corporate finance transactions.

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
All Other Fees
     All other fees in fiscal year 2008 were principally related to assistance in preparing responses to comments from the Securities and Exchange Commission related to the Company’s 2007 Annual Report on Form 20-F. In fiscal year 2007, such fees were principally related to assistance in acquisitions and disposals of businesses.
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
     (B) Exhibits

Exhibit
Number	Exhibit Title

1.1	Articles of Association of Protherics PLC, as amended on July 22, 2008*

1.2	Memorandum of Association of Protherics PLC (6)

2.1	Instrument constituting 6 per cent. Unsecured Convertible Loan Notes 2010 (3)

Exhibit
Number	Exhibit Title

2.2	Instrument constituting Unsecured Convertible Loan Notes 2026 (2)

4.1	Distribution Agreement, dated October 11, 1997, between Therapeutic Antibodies Inc. and Altana, Inc. (7)

4.2	First Amendment to the Distribution Agreement, dated October 25, 1999, between Altana, Inc. and Protherics (6)

4.3	Amendment No. 1 to Distribution Agreement, dated September 12, 2000, between Altana, Inc. and Protherics (6)

4.4	Amendment No. 3 to Distribution Agreement, dated February 2002, between Altana Inc. and Protherics (4) (+)

4.5	Manufacturing Agreement, dated March 19, 2003, between Protherics UK Limited and Chesapeake Biological Laboratories Inc (4) (+)

4.6	Memorandum of Lease, dated August 1, 1995, between Minister for Primary Industries, as Lessor, and TAb Australasia Pty. Limited, as Lessee (8)

4.7	Patent and Know-how Licence Agreement, dated December 7, 2005, between Protherics Inc., Protherics UK Limited and AstraZeneca Ireland Operations (a branch in Ireland of AstraZeneca UK Limited) (2)(+)

4.8	Asset Sale and Purchase Agreement, dated June 6, 2006, between CoVaccine B.V., Protherics Molecular Design Limited and Protherics PLC (2)(+)

4.9	Agreement and Plan of Merger and Reorganization dated as of December 7, 2006, by and among Protherics PLC, MacroMed Acquisition Corp. and MacroMed, Inc. (1) (+)

4.10	Exclusive License Agreement, dated December 15, 2004, between MacroMed, Inc. and Diatos SA (1) (+)

4.11	Restated License and Supply Agreement, dated June 20, 2006, between Samyang Genex Corporation and MacroMed, Inc. (1) (+)

4.12	Collaboration Agreement, dated December 6, 2006, between Protherics Medicines Development Limited and Advance In Vitro Cell Technologies S.L. (1) (+)

4.13	License Agreement, dated December 7, 2006, between Protherics Medicines Development Limited and Glenveigh Pharmaceuticals, LLC, Glenveigh Research, LLC, C. David Adair, M.D., CDA Royalty Investors, LLC, and CDA Licensing Administrators, LLC. (1) (+)

4.14	First Amendment to License Agreement, dated April 15, 2008, between Protherics Medicines Development Limited and Glenveigh Pharmaceuticals, LLC, Glenveigh Research, LLC, C. David Adair, M.D., CDA Royalty Investors, LLC, and CDA Licensing Administrators, LLC. *

4.15	Supply and Distribution Agreement, dated March 1, 2006, between Protherics Molecular Design Limited and Idis Limited *

4.16	Proteus Approved Executive Share Option Scheme (7)

4.17	Proteus Unapproved Share Option Scheme (7)

Exhibit
Number	Exhibit Title

4.18	Amendment to the Protherics PLC Employee Share Option Scheme (formerly known as the Proteus Unapproved Share Option Scheme) *

4.19	Option Deed, dated December 22, 1999, between Protherics PLC and Andrew J. Heath (6)

4.20	Protherics PLC 2005 Long-Term Incentive Plan (2)

4.21	Protherics PLC Performance Share Plan (2)

4.22	Protherics PLC 2005 Deferred Bonus Plan (2)

4.23	U.S. Sub-plan to Protherics PLC 2005 Deferred Bonus Plan (2)

4.24	Protherics PLC 2005 Executive Share Option Plan (2)

4.25	The Protherics PLC Company Share Option Plan for Therapeutic Antibodies Inc. Employees adopted on January 27, 2000 (6)

4.26	Protherics PLC 2008 Sharesave Scheme*

4.27	Employment Agreement, dated November 13, 2001, between Protherics Inc. and Andrew J. Heath (5)

4.28	Employment Agreement, dated November 13, 2001, between Protherics PLC and Andrew J. Heath (5)

4.29	Employment Agreement, dated April 17, 2007, between Protherics PLC and Rolf B. Soderstrom *

4.30	Employment Agreement, dated July 13, 1995, between Protherics PLC and James C. Christie (5)

4.31	Employment Agreement, dated June 8, 2007, between Protherics Inc and Saul Komisar (1)

4.32	Letter of Appointment dated May 24, 2007, between Protherics PLC and Stuart M.Wallis (1)

4.33	Consultancy Agreement, dated May 24, 2007, between Protherics PLC and Stuart M. Wallis (1)

4.34	Letter of Appointment dated January 19, 2004, between Protherics PLC and Garry Watts (3)

4.35	Letter of Appointment dated February 23, 2004, between Protherics PLC and John R. Brown (3)

4.36	Letter of Appointment dated July 21, 2005, between Protherics PLC and Bryan G. Morton (2)

4.37	Letter of Appointment dated January 24, 2007, between Protherics PLC and Jacques Gonella (1)

8.1	List of Subsidiaries*

11.1	Code of Ethics (3)

31.1	Certification pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

Exhibit
Number	Exhibit Title

31.2	Certification pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

32.1	Certifications pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934, as amended, and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

*	Filed herewith

(+)	Portions of this exhibit have been omitted pursuant to a request for confidential treatment and have been filed separately with the Commission.

(1)	Incorporated by reference to exhibits filed with the Company’s Annual Report on Form 20-F, filed on August 13, 2007.

(2)	Incorporated by reference to exhibits filed with the Company’s Annual Report on Form 20-F, filed on July 31, 2006.

(3)	Incorporated by reference to exhibits filed with the Company’s Annual Report on Form 20-F, filed on September 30, 2004.

(4)	Incorporated by reference to exhibits filed with the Company’s Annual Report on Form 20-F, filed on September 30, 2003.

(5)	Incorporated by reference to exhibits filed with the Company’s Annual Report on Form 20-F, filed on September 30, 2002.

(6)	Incorporated by reference to exhibits filed with the Company’s Annual Report on Form 20-F, filed on September 27, 2001.

(7)	Incorporated by reference to exhibits filed with the Company’s Registration Statement on Form F-4, filed on August 16, 1999, File No. 333-85347.

(8)	Incorporated by reference to exhibits filed by Therapeutic Antibodies Inc. with its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1995, File No. 0-25978.

SIGNATURES
     The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

July 31, 2008	PROTHERICS PLC
	By:	/s/ Rolf Soderstrom
Rolf Soderstrom
Finance Director

Report of the Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Protherics PLC
We have audited Protherics PLC’s (“Protherics”) internal control over financial reporting as of 31 March 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Protherics’ management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, Protherics maintained, in all material respects, effective internal control over financial reporting as of 31 March 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Protherics as of 31 March 2008 and 2007, and the related consolidated income statements, consolidated statements of recognized income and expense, and consolidated cash flow statements for the two years then ended, and our report dated [ ] 2008 expressed an unqualified opinion on those consolidated financial statements.
KPMG Audit Plc
Manchester, United Kingdom
31 July 2008

Report of the Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Protherics PLC
We have audited the accompanying consolidated balance sheets of Protherics PLC and subsidiaries as of 31 March 2008 and 2007, and the related consolidated income statements, consolidated statements of recognized income and expense and consolidated statements of cash flows for the two years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Protherics PLC and subsidiaries as of 31 March 2008 and 2007, and the results of their operations and their cash flows for the two years then ended, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and IFRS as adopted by the European Union.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Protherics PLC’s internal control over financial reporting as of 31 March 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated [   ] 2008 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
KPMG Audit Plc
Manchester, United Kingdom
31 July 2008

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Protherics PLC:
In our opinion, the accompanying statements of income, of recognized income and expense and cash flows for the year ended 31 March 2006 present fairly, in all material respects, the results of operations and cash flows of Protherics PLC and its subsidiaries for the year ended 31 March 2006, in conformity with International Financial Reporting Standards (“IFRS”) as adopted by the European Union and IFRS as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
PricewaterhouseCoopers LLP
London, United Kingdom
25 July 2006

Income Statements
for the year ended 31 March 2008

		2008	2007	2006
	Notes	£’000	£’000	£’000

Revenue	4	26,067	31,119	17,709
Cost of sales

Cost of sales excluding exceptional closedown costs		(12,463)	(11,334)	(9,930)
Exceptional closedown costs	6	—	—	(1,362)

Total cost of sales		(12,463)	(11,334)	(11,292)

Gross profit		13,604	19,785	6,417

Administrative expenses
Research and development		(19,138)	(13,978)	(6,747)
General and administrative		(13,684)	(10,161)	(9,203)

Total administrative expenses		(32,822)	(24,139)	(15,950)

Operating loss	6	(19,218)	(4,354)	(9,533)

Finance income	8	2,382	1,155	401
Finance costs	9	(415)	(417)	(431)

Loss before tax		(17,251)	(3,616)	(9,563)
Tax	10	509	259	75

Loss for the year	25	(16,742)	(3,357)	(9,488)

		Pence	Pence	Pence

Basic and diluted loss per share	11	(4.9)	(1.2)	(3.8)
The results relate to continuing operations.
Statements of Recognised Income & Expense
for the year ended 31 March 2008

		2008	2007	2006
		£’000	£’000	£’000

Exchange differences on translation of foreign operations		236	749	(158)

Net expense recognised directly in equity		236	749	(158)

Loss for the year		(16,742)	(3,357)	(9,488)

Total recognised expense for the year		(16,506)	(2,608)	(9,646)
Adjustments arising on first time adoption of IAS 32 and IAS 39	25	—	—	211

Total losses recognised since last financial statements			(2,608)	(9,435)

All recognised income and expense is attributable to equity shareholders.
The notes on pages F-7 to F-56 form part of these financial statements.

Balance Sheets
at 31 March 2008

		2008	2007
	Notes	£’000	£’000
Non-current assets
Goodwill	12	10,865	10,878
Intangible assets	13	19,119	19,652
Property, plant and equipment	14	11,884	9,987
Deferred tax asset	10	345	99

		42,213	40,616

Current assets
Inventories	15	10,205	10,707
Derivative instruments	22	—	114
Tax receivables		763	773
Trade and other receivables	16	3,975	15,066
Cash and cash equivalents	17	37,660	39,989

		52,603	66,649

Total assets		94,816	107,265

Current liabilities
Trade and other payables	18	19,210	14,037
Current tax liabilities		370	273
Obligations under finance leases	21	966	1,048
Bank overdrafts and loans	19	54	46
Derivative instruments	22	170	—

		20,770	15,404

Non-current liabilities
Trade and other payables	18	8,670	10,844
Borrowings	19	141	157
Convertible loan notes	20	1,971	2,100
Obligations under finance leases	21	1,712	2,289

		12,494	15,390

Total liabilities		33,264	30,794

Net assets		61,552	76,471

Shareholders’ equity
Share capital	23	6,806	6,783
Share premium account	24	136,292	135,951
Shares to be issued	25	1,289	1,289
Merger reserve	25	51,163	51,163
Equity reserve	25	203	220
Cumulative translation reserve	25	794	558
Retained earnings	25	(134,995)	(119,493)

Total equity		61,552	76,471

The financial statements were approved by the Board of Directors and authorised for issue on • July 2008. They were signed on its behalf by:
R Soderstrom
Director
The notes on pages F-7 to F-56 form part of these financial statements.

Cash Flow Statements
for the year ended 31 March 2008

		2008	2007	2006
	Notes	£’000	£’000	£’000

Cash flows from operating activities

Cash (outflow) / inflow from operations	32	(126)	(16,051)	12,609
Income tax paid		—	—	(50)
Income tax received		282	293	5

Net inflow / (outflow) from operating activities		156	(15,758)	12,564

Investing activities
Interest received		2,382	1,155	401
Proceeds on disposal of property, plant and equipment		2	2	52
Purchases of property, plant and equipment		(3,471)	(1,242)	(1,989)
Purchases of other intangible non-current assets		—	(4,092)	—
Acquisition of subsidiary, net of cash acquired		—	(374)	—
Capital grants received		9	—	250

Net cash used in investing activities		(1,078)	(4,551)	(1,286)

Financing activities
Interest paid		(160)	(170)	(257)
Interest paid on finance leases		(238)	(213)	(133)
Repayment of borrowings		(55)	(36)	(171)
Repayment of finance leases		(1,063)	(837)	(582)
Proceeds from issue of loan note		—	30	—
Proceeds from issue of shares		53	36,162	8,049

Net cash (outflow) / inflow from financing activities		(1,463)	34,936	6,906

Net (decrease) / increase in cash and cash equivalents		(2,385)	14,627	18,184

Cash and cash equivalents at the beginning of year		39,989	25,438	7,242

Effect of foreign exchange rate changes		12	(76)	12

Cash and cash equivalents at the end of year	17	37,616	39,989	25,438

The notes on pages F-7 to F-56 form part of these financial statements.

     1 General Information
Protherics PLC is a company incorporated in the United Kingdom under the Companies Act 1985.
The financial information set out below does not constitute the company’s statutory accounts for the years ended 31 March 2008, 2007 or 2006. Statutory accounts for 2006 and 2007 have been delivered to the registrar of companies, and those for 2008 will be delivered in due course. The auditors have reported on those accounts; their report was (i) unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report and (iii) did not contain a statement under section 237(2) or (3) of the Companies Act 1985.
These financial statements are presented in Sterling because that is the currency of the primary economic environment in which the Company operates. Foreign operations are included in accordance with the policies set out in note 2.
Standards effective in the current period
In the current year, the Company has adopted IFRS 7, Financial Instruments: Disclosures, which is effective for annual reporting periods beginning on or after 1 January 2007, and consequential amendments to IAS 1, Presentation of Financial Statements. The impact of the adoption of IFRS 7 and the changes to IAS 1 has been to expand the disclosures provided in these financial statements regarding the Company’s financial instruments and management of capital (see note 27). As a disclosure based standard there have been no changes in either accounting policy or the primary financial statements.
The following standards and interpretations had no material impact on the Company’s results, assets or liabilities or were not relevant:
•	IFRS 2 (Amendment), Share-Based Payment — Vesting Conditions and Cancellations;

•	IFRS 4, Insurance Contracts;

•	IAS 1, Amendment on Capital Disclosures;

•	IFRIC 7, Applying the Restatement Approach under IAS 29, Financial Reporting in Hyperinflationary Economies;

•	IFRIC 8, Scope of IFRS 2, Share-Based Payment;

•	IFRIC 9, Reassessment of Embedded Derivatives; and

•	IFRIC 11, IFRS 2 — Group and Treasury Share Transactions.

Standards in issue not yet adopted
At the date of authorisation of these financial statements the following standards and interpretations were in issue but not yet effective:
•	IFRS 8, Operating Segments;

•	Amendment to IAS 1, Presentation of Financial Statements;

•	Amendment to IAS 23, Borrowing Costs;

•	IFRIC 13, Customer Loyalty Programmes; and

•	IFRIC 14, IAS 19 — The Limit on a Defined Benefit Asset, Minimum Funding Requirements and Their Interaction.
IFRS 8 was endorsed by the EU during 2007 and the Directors anticipate that the adoption of this standard may result in additional segment disclosures when it comes into effect for periods commencing on or after 1 January 2009.
All other standards referred to above are yet to be endorsed by the EU and the Directors do not anticipate that the adoption of these standards will have a significant impact on the Financial Statements of the Group when they come into effect for periods commencing on or after 1 January 2009.
None of the interpretations have been endorsed by the EU and none are expected to have a significant impact on adoption.
     2 Accounting Policies
The principal accounting policies adopted in the preparation of these financial statements are set out below. These policies have been consistently applied to all years presented unless otherwise stated.
Basis of accounting
The Company financial statements have been prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (“IASB”) and International Financial Reporting Standards as adopted by the European Union (collectively referred to as “IFRS”).
The financial information presented on pages • to • has been prepared based on IFRS, including International Accounting Standards (“IAS”) and Interpretations issued by the International Accounting Standards Board (“IASB”) and the International Financial Reporting Interpretations Committee (“IFRIC”) of the IASB that are relevant to its operation and effective for accounting periods beginning on 1 April 2007.
The financial statements have been prepared under the historical cost convention as modified by the revaluation of certain financial assets and liabilities. A summary of the more important policies are set out below.
The preparation of financial statements in conformity with IFRS requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management’s best knowledge of the amount, events or actions, actual results ultimately may differ from those estimates.

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

Revenue recognition
Revenue represents amounts received or receivable in respect of the sale of goods and services to customers during the year, net of trade discounts given and value added tax, and in respect of licence agreements and research and collaboration agreements.
A description of the various elements of revenue and the associated accounting policies is given below:
•	Products

The Company recognises revenue for product sales when each condition of IAS 18, paragraph 14 is wholly-satisfied. Where sales arrangements specify a second element of revenue contingent upon a specified event, this revenue is not recognised until this event has occurred and it is certain that the economic benefit triggered by this event will flow to the Company. In cases where product is sold to a customer with a right of replacement, the Company views the transaction as a multi-element arrangement and a portion of the value from the sale is deferred and allocated to the replacement right based on the fair value of the replacement right.

•	Upfront and milestone payments

Non-refundable upfront and milestone payments are deferred and recognised as the earnings process is completed. Where the Company has performance obligations, upfront payments are deferred over the period in which these obligations are satisfied. In determining the performance obligations under the contract, consideration is given as to whether elements of the obligations meet the criteria for separate accounting. The Company applies the substantive milestone method in accounting for subsequent milestone payments. Milestone payments that are considered substantive are recognised into income in the year in which they are received. Milestones that do not satisfy the criteria to be considered as substantive are amortised over the remaining period in which the Company expects to fulfil its performance obligations under the agreement. The Company considers the following when assessing whether a milestone is considered substantive:
•	Are the milestone payments non-refundable?

•	Does the achievement of the milestone involve a degree of risk that was not reasonably assured at the inception of the arrangement?

•	Is substantive effort involved in achieving the milestone?

•	Is the amount of the milestone payment reasonable in relation to the effort expended or the risk associated with the achievement of the milestone?

•	How does the time that passes between the payments compare to the effort required to reach the milestone?
•	Outlicensed product royalties

Royalty income is generated by sales of products incorporating the Company’s proprietary technology. Royalty revenues are recognised once the amounts due can be reliably estimated based on the sale of underlying products and recoverability is assured. Where there is insufficient historical data on sales and returns to fulfil these requirements, for example in the case of a new product, the royalty revenue will not be recognised until the Company can reliably estimate the underlying sales.
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
Intangible fixed assets — Other
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
Asset residual values and useful lives are reviewed and adjusted as appropriate at each balance sheet date.
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
Inventories relating to research and development projects are fully written down in the income statement unless the Company considers it probable to realise economic value from their sale or use. If the circumstances that previously caused these inventories to be written down below cost subsequently change and there is clear evidence of an increase in realisable value, the write down is reversed.
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
Deferred tax is calculated at the tax rates that are expected to apply in the year when the liability is settled or the asset is realised based on tax rates that have been enacted or substantively enacted by the balance sheet date. Deferred tax is charged or credited in the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.
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
Government grants
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

Financial liabilities and equity instruments issued by the Company
•	Classification as debt or equity

Debt and equity instruments are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangement.

•	Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

•	Compound instruments

The component parts of compound instruments issued by the Company are classified separately as financial liabilities and equity in accordance with the substance of the contractual arrangement. At the date of issue, the fair value of the liability component is estimated using the prevailing market interest rate for a similar non-convertible instrument. This amount is recorded as a liability on an amortised cost basis using the effective interest method until extinguished upon conversion or at the instrument’s maturity date. The equity component is determined by deducting the amount of the liability component from the fair value of the compound instrument as a whole. This is recognised and included in equity, net of income tax effects, and is not subsequently remeasured.

•	Financial liabilities

Financial liabilities, including borrowings, are initially measured at fair value, net of transaction costs.

Financial liabilities are subsequently measured at amortised cost using the effective interest method, with interest expense recognised on an effective yield basis.

The effective interest method is a method of calculating the amortised cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability, or, where appropriate, a shorter period.

•	Derecognition of financial liabilities

The Company derecognises financial liabilities when, and only when, the Company’s obligations are discharged, cancelled or they expire.

•	Derivative financial instruments

The Company’s activities expose it primarily to the financial risks of changes in foreign currency exchange rates. The Company uses foreign exchange forward contracts and options to hedge these exposures. These hedges do not qualify as accounting hedges in accordance with IAS 39. The Company does not use derivative financial instruments for speculative purposes. The use of financial derivatives is in accordance with the Company’s policies approved by the Board of Directors, which is to hedge the foreign currency exposure from the expected US dollar sales on a rolling twelve month basis.

Further details of derivative financial instruments are disclosed in note 27.

Derivatives are initially recognised at fair value at the date a derivative contract is entered into and are subsequently remeasured to their fair value at each balance sheet date. The resulting gain or loss is recognised in the income statement immediately.

A derivative is presented as a non-current asset or a non-current liability if the remaining maturity of the instrument is more than twelve months and it is not expected to be realised or settled within twelve months. Other derivatives are presented as current assets or current liabilities.

•	Embedded derivatives

Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contracts and the host contracts are not measured at fair value with changes in fair value recognised in profit or loss.

Convertible loan notes
The convertible loan notes are considered by the Company to be compound financial instruments and are accounted for in accordance with the policy set out above.
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

A significant element of the Company’s revenue is denominated in US dollars whilst much of its cost base in the provision of these products is denominated in Sterling. The Company enters into foreign exchange contracts and similar derivatives to manage cash flows in the form of foreign exchange contracts and similar derivatives which typically extend for twelve months and cover 70 to 100% of anticipated Sterling requirements.

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

The Company seeks to mitigate partially against increased interest rates whilst maintaining a degree of flexibility to benefit from decreasing rates of interest by holding a mix of fixed and floating rate financial liabilities. The Company seeks to maximise the amount of interest income from its cash balances by using a variety of short-terms, fixed high0interest deposit and money-market accounts.

     3 Critical Accounting Judgements and Key Sources of Estimation Uncertainty
Critical Accounting Judgements
In the process of applying the Company’s accounting policies, described in note 2, management has made the following judgements that have had the most significant effect on the amounts recognised in the financial statements.
Revenue recognition
As described in note 2, it is the Company’s policy to recognise non-refundable upfront payments over the period of the earnings process. During the year ended 31 March 2006, the Company received £16.3m from AstraZeneca UK Ltd in a Patent and License Know How agreement for CytoFab™. The Company considers that its obligations under the license agreement consist of the license, provision of development services, regulatory support and steering committee participation. The Company considers that the development services and the regulatory support it can supply will cease with the approval of CytoFab™ by the FDA and while the steering committee continues to operate after product approval by the FDA, the Company has received confirmation that its participation after this date would become voluntary. Based on the clinical development plan to be undertaken by AstraZeneca, the Company currently estimates that its performance under the agreement will be completed over the period to December 31, 2012 and, therefore, is recognising the £16.3m on a straight line basis, over the estimated performance period.
During the year ended 31 March 2007, the Company earned a £10 million milestone from AstraZeneca UK Ltd which was recognised as revenue in that year since the Company considered this a substantive milestone for which the earnings process had been completed. This milestone was payable upon the decision of the Process Manufacturing and Supply Committee to progress the Process Science Programme to the manufacture of the first full commercial scale batch of CytoFab™, the decision reflecting AstraZeneca’s acknowledgement that the Company had successfully developed a commercially viable manufacturing process capable of providing material for clinical trial and also subsequent launch. The previous methods applied by the Company had used alternative processes and techniques that were not commercially viable and had such development failed, no further amounts would have been received under the agreement. The Company considered the non-refundable nature of the milestone along with risks set out above, the substantial costs and efforts incurred in its achievement over a 14 month period, and considered that this satisfied the criteria used to determine whether a milestone is substantive as set out in its accounting policies.
In determining the revenue recognition period, management considered the detailed criteria for the recognition of revenue per IAS 18, Revenue, and is satisfied that all requirements have been met by the Company.
Acquisitions
Judgements have been made in respect of the identification of intangible assets made on acquisitions in the prior year based on pre-acquisition forecasts, analysis and negotiations. In addition to the judgements and estimates made in establishing the intangible assets acquired and their value, in certain instances, these assets are in development and are only amortised once the development phase has been completed, although these assets are subjected to impairment review in accordance with the accounting policy described in note 2.
Key Sources of Estimation Uncertainty
The key assumptions concerning the future, and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below.
Impairment of goodwill
Determining whether goodwill is impaired requires an estimation of the value in use of the cash-generating units to which goodwill has been allocated. The value in use calculation requires the entity to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate present value.

     4 Revenue
An analysis of the Company’s revenue is as follows:

	2008	2007	2006
	£’000	£’000	£’000

Sale of products	23,495	18,504	16,221
Revenue in respect of product development	2,296	12,213	976
Other	52	125	72

	25,843	30,842	17,269
Outlicensed product royalties	224	277	440

	26,067	31,119	17,709
Finance income	2,382	1,155	401

	28,449	32,274	18,110

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
Business segments

	2008
	Sale, manufacture
	and development of	Outlicensed
	pharmaceutical	product
	products	royalties	Total
	£’000	£’000	£’000
Continuing operations

Revenue	25,843	224	26,067

Segment result	(19,429)	211	(19,218)

Finance income			2,382
Finance costs			(415)

Loss before tax			(17,251)
Tax			509

Loss for the year attributable to equity shareholders			(16,742)

Segment assets	57,005	151	57,156

Unallocated assets			37,660

			94,816

Segment liabilities	(33,178)	(86)	(33,264)

Other segment items

Capital expenditure (note 14)	3,874	—	3,874

Depreciation (note 14)	2,076	—	2,076

Amortisation of Intangible assets (note 13)	498	—	498

	2007
	Sale, manufacture
	and development of	Outlicensed
	pharmaceutical	product
	products	royalties	Total
	£’000	£’000	£’000
Continuing operations

Revenue	30,842	277	31,119

Segment result	(4,621)	267	(4,354)

Finance income			1,155
Finance costs			(417)

Loss before tax			(3,616)
Tax			259

Loss for the year attributable to equity shareholders			(3,357)

Segment assets	67,182	94	67,276
Unallocated assets			39,989

			107,265

Segment liabilities	(30,727)	(67)	(30,794)

Other segment items

Capital expenditure (note 14)	3,278	—	3,278

Depreciation (note 14)	1,373	—	1,373

Amortisation of Intangible assets (note 13)	135	—	135

	2006
	Sale, manufacture
	and development of	Outlicensed
	pharmaceutical	product
	products	royalties	Total
	£’000	£’000	£’000
Continuing operations

Revenue	17,269	440	17,709

Segment result	(9,961)	428	(9,533)

Finance income			401
Finance costs			(431)

Loss before tax			(9,563)
Tax			75

Loss for the year attributable to equity shareholders			(9,488)

Segment assets	34,566	132	34,698
Unallocated assets			25,438

			60,136

Segment liabilities	(33,709)	(75)	(33,784)

Other segment items

Capital expenditure	2,629	—	2,629

Depreciation (note 14)	1,391	—	1,391

Amortisation of Intangible assets (note 13)	114	—	114

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
The following table provides an analysis of the Company’s sales by geographical market, irrespective of the origin of the goods / services, along with the carrying amount of segment assets and capital expenditure (on both property, plant and equipment and intangible assets):

	Revenue						Segment assets						Capital expenditure
	2008		2007		2006		2008		2007		2006		2008		2007		2006
Continuing operations:	£	’000	£	’000	£	’000	£	’000	£	’000	£	’000	£	’000	£	’000	£	’000
United Kingdom		2,536		1,905		1,562		61,549		74,551		27,905		2,146		2,396		2,194
United States		23,137		29,190		16,087		(2,953)		(493)		(5,015)		1,190		215		17
Europe		349		—		—		—		—		—		—		—		—
Australia		45		24		60		2,956		2,413		3,462		538		667		418

		26,067		31,119		17,709		61,552		76,471		26,352		3,874		3,278		2,629

     6 Operating Loss
Operating loss has been arrived at after charging / (crediting):

	2008	2007	2006
	£’000	£’000	£’000

Change in fair value of derivative financial instruments	284	(250)	531
Other net foreign exchange (gains) / losses	(439)	(504)	(77)
Research and development expenditure	19,138	13,978	6,747
Inventories
Cost of inventories recognised as expense	12,234	11,192	11,193
Depreciation of property, plant and equipment
Owned assets	1,356	870	1,154
Assets owned under finance leases	720	503	237
Amortisation of purchased intangible fixed assets	498	135	114
Operating leases — rentals payable:
Plant and equipment	11	15	25
Other	885	529	463
Loss on disposal of tangible fixed assets	134	634	108
Repairs and maintenance expenditure on property, plant and equipment	745	653	595
Amortisation of government grants	(104)	(111)	(78)
Government grants towards training costs	(17)	(25)	(11)
Government grants towards research and development costs	(695)	—	—
Exceptional closedown costs (within cost of sales) (1)	—	—	1,362

(1)	During the year ended 31 March 2006, the Company completed a major upgrade and expansion of its manufacturing facility in Wales. During this phase of the work, the facility was shutdown for a substantial part of the year incurring £1,362,000 of expenditure which, under normal circumstances would have been absorbed into stock manufactured during the year. These costs had no effect on the tax credit for the period.

The analysis of Auditors’ remuneration is as follows:

	2008
	KPMG	KPMG	2007		2006
	Audit	Audit	PwC		PwC
	Plc	Plc	LLP	Total	LLP
	£’000	£’000	£’000	£’000	£’000

Fees payable to the Company’s auditors for the audit of the Company’s annual accounts	62	42	62	104	21

Fees payable to the Company’s auditors and their associates for the audit of the Company’s annual consolidated accounts:
The audit of the Company’s subsidiaries pursuant to legislation	183	100	(2)	98	56
Other services pursuant to legislation	16	42	(1)	41	24
Tax services	50	26	54	80	117
Services relating to corporate finance transactions entered into or proposed to be entered into by or on behalf of the Company or any of its associates	—	239	—	239	—
Other services	92	10	—	10	34

Fees in respect of the audit of Company’s defined contribution pension scheme	2	—	2	2	2
During the prior year, KPMG Audit Plc replaced PricewaterhouseCoopers LLP as auditors of the Company. The above table illustrates remuneration earned during the period each party held the position of auditor. In addition to the above, PricewaterhouseCoopers LLP earned £43,000 following their resignation in the prior year from services related to corporate finance transactions.
Fees payable to the Company’s respective auditors and their associates for non-audit services provided to the Company are not required to be disclosed because the consolidated financial statements are required to disclose such fees on a consolidated basis.
Of the fees earned by KPMG Audit Plc in relation to corporate finance transactions in the prior year, £107,000 form part of the assets acquired and £132,000 has been charged to the share premium account.
     7 Staff Costs
The average number of persons, including Directors, employed by the Company during the year was:

	2008	2007	2006
	Number	Number	Number
Management	48	38	35
Administration	45	35	27
Research and production	207	164	135

	300	237	197

Their total remuneration was:

	£’000	£’000	£’000
Salaries	12,536	8,861	6,849
Social security costs	982	749	649
Pension costs	905	714	629

	14,423	10,324	8,127

The Company operates a defined contribution pension scheme for the benefit of all qualifying Executive Directors and employees. The assets of the scheme are held separately from those of the Company in funds under the control of the trustees. Where there are employees who leave the scheme prior to the contributions fully vesting in the scheme, the contributions paid by the Company are refunded.

Included within salaries above are bonuses of which £416,000 (2007: £536,000, 2006: £397,000) will be paid into the Company’s defined contribution pension scheme.
Pension contributions of £92,000 (2007: £87,000, 2006: £74,000) were included in accruals at the year end for the Company.
In addition to the wages and salaries analysis above are the effects of the share-based compensation charge to the Company during the year of £1,240,000 (2007: £703,000, 2006: £311,000).
Key management compensation

	2008	2007	2006
	£’000	£’000	£’000

Aggregate emoluments:

Salaries and short-term employee benefits	2,157	1,848	1,577
Post employment benefits	322	258	256
Compensation for loss of office	119	—	50

	2,598	2,104	1,883

In addition to the above, the charge to income in respect of share options for key management personnel was £789,000 (2007 £491,000, 2006: £232,000).
The key management figures given above include Directors.
Directors’ emoluments

	2008	2007	2006
	£’000	£’000	£’000

Aggregate emoluments:

Salaries and short-term employee benefits	1,620	1,145	942
Post employment benefits	220	165	202
Compensation for loss of office	119	—	50

	1,959	1,310	1,194

The remuneration of the Executive Directors is decided by the Remuneration Committee. Full details of the Directors’ remuneration and details of the Directors’ options, including gains made on the exercise of share options, is illustrated below:

	Fees/basic	Compensation for	Benefits in	Annual		2008	2007	2006
	salary	loss of office	kind(6)	bonuses		Total	Total	Total
Name of director	£’000	£’000	£’000	£’000		£’000	£’000	£’000

Executive
J C Christie	190	—	1	47	(1)	238	272	210
A J Heath	349	—	7	192		548	453	334
S Komisar(7)	173	—	4	87		264	—	—
B M Riley(2) (5)	48	119	1	84		252	228	201
R B Soderstrom(3)	145	—	1	37	(1)	183	—	—
Non-executive
A Atkinson	—	—	—	—		—	—	47
J R Brown	38	—	—	—		38	30	30
J Gonella	33	—	—	—		33	4	—
D W Gration	—	—	—	—		—	—	20
B G Morton	33	—	—	—		33	25	17
S M Wallis(4)	79	—	33	—		112	103	103
G Watts	38	—	—	—		38	30	30

	1,126	119	47	447		1,739	1,145	992

(1)	J C Christie and R B Soderstrom will also receive options to the value of £45,000 and £37,000 respectively, to be issued under the terms of the Deferred Bonus Plan.

(2)	B M Riley resigned from the Board on 9 August 2007. Notice to terminate his employment was effective from 30 October 2007 after a period of accrued leave. In accordance with his service contract, he will receive twelve months’ salary payable monthly in arrears as compensation for loss of office. He will continue to receive company pension contributions and normal benefits in kind during the twelve months notice period and will participate in the Deferred Bonus Plan for the year to 31 March 2009 on a pro rata basis. Mr Riley has agreed to enter into a one-year Consultancy Agreement with the Company with effect from 12 November 2008 under which he will receive a monthly consultancy fee of £8,000 payable in arrears.

(3)	R B Soderstrom was appointed to the Board on 9 August 2007. The bonus payable for the year to 31 March 2008 is on a pro rata basis to his period of service.

(4)	The fees in respect of S M Wallis include £25,000 paid to his management company (2007: £35,000, 2006: £35,000).

(5)	The fees/basic salary exclude entitlements waived by B M Riley of £23,000 (2007: £46,000, 2006: £30,000). The Remuneration Committee determined that this sum be paid into his pension fund and accordingly the amount is included in the Directors’ Pension Entitlement table on page [•].

(6)	Benefits in kind predominantly reflect the provision of private healthcare with the exception of S M Wallis for whom a fully expensed car is provided.

(7)	S Komisar was appointed to the Board on 26 April 2007.
Andrew Heath, Barry Riley and Saul Komisar waived their right to receive a bonus under the DBP for the year ended 31 March 2008, and the Remuneration Committee determined that an amount to be classified as a bonus be paid into the Company pension fund on their behalf. The amount paid is equal to the amount which would otherwise have been receivable under the DBP (in cash) plus 10% thereof in respect of Andrew Heath and Barry Riley, being a portion of the saving to the Company as a result of the method of bonus payment. The annual bonus disclosure above includes the additional 10%. These amounts are not included in the Directors’ Pension Entitlements table on page [•].

Directors Pension Entitlements
Five Directors were members of money purchase schemes during the year (2007: three, 2006: three). Contributions made by the Company in respect of such Directors were as follows:

	2008	2007	2006
	£’000	£’000	£’000
J C Christie	38	17	14
A J Heath	67	84	142
S Komisar(1)	35	—	—
B M Riley	51	64	46
R B Soderstrom(1)	29	—	—

	220	165	202

(1)	S Komisar and R B Soderstrom were appointed to the Board on 26 April 2007 and 9 August 2007 respectively.
Directors’ Share Options
Aggregate emoluments do not include any amounts for the value of options to acquire ordinary shares in the Company granted to or held by the Directors. Details of the options for Directors who served during the three years ended 31 March 2008 are as follows:

	At 1 April				Cancelled		At 31 March		Exercise		Exercisable
	2007(7)	Granted	Exercised		or expired		2008		price		From	to
Unapproved options
B M Riley(8)	65,000	—	—		—		65,000		46.00		22 Jun 2001	22 Jun 2008
B M Riley(8)	50,000	—	—		—		50,000		39.00		22 Dec 2002	22 Dec 2009
B M Riley(8)	120,000	—	—		—		120,000		43.50		22 Feb 2004	30 April 2010
B M Riley(8)	350,000	—	—		—		350,000		39.50		16 Jan 2005	30 April 2010
B M Riley(8)	200,000	—	—		—		200,000		23.25		20 Jun 2006	30 April 2010
B M Riley(8)	183,915	—	—		—		183,915		58.50		1 Mar 2007	30 April 2010
B M Riley(8)	132,420	—	132,420	(10)(12)	—		—		2.00	(13)	28 Feb 2008	30 April 2010
B M Riley(8)	92,357	—	—		4,302	(9)	88,055	(11)	2.00	(14)	1 Nov 2008	30 April 2010
B M Riley(8)	102,128	—	—		20,892	(9)	81,236	(11)	2.00	(15)	1 Nov 2008	30 April 2010
B M Riley(8)	119,322	—	—		44,678	(9)	74,644	(11)	2.00	(16)	1 Nov 2008	30 April 2010
B M Riley(8)	—	161,702	—		86,832	(9)	74,870	(11)	2.00	(17)	1 Nov 2008	30 April 2010
J C Christie	250,000	—	—		—		250,000		39.00		22 Dec 2002	21 Dec 2009
J C Christie	80,000	—	—		—		80,000		43.50		22 Feb 2004	21 Feb 2011
J C Christie	250,000	—	—		—		250,000		39.50		16 Jan 2005	15 Jan 2012
J C Christie	100,000	—	—		—		100,000		23.25		20 Jun 2006	19 Jun 2013
J C Christie	122,610	—	—		—		122,610		58.50		1 Mar 2007	28 Feb 2014
J C Christie	111,416	—	—		111,416		—		2.00	(13)	28 Feb 2008	27 Feb 2015
J C Christie	77,707	—	—		—		77,707		2.00	(14)	21 Dec 2008	20 Dec 2015
J C Christie	101,547	—	—		—		101,547		2.00	(15)	12 Jun 2009	11 Jun 2016
J C Christie	118,644	—	—		—		118,644		2.00	(16)	15 Dec 2009	14 Dec 2016
J C Christie	—	161,702	—		—		161,702		2.00	(17)	11 Jun 2010	10 Jun 2017
J C Christie	—	176,744	—		—		176,744		2.00	(19)	23 Nov 2010	22 Nov 2017
A J Heath	116,300	—	—		—		116,300		175.00		27 Jan 2000	29 Jun 2008
A J Heath	500,000	—	—		—		500,000		43.50		22 Feb 2004	21 Feb 2011
A J Heath	1,000,000	—	—		—		1,000,000		39.50		16 Jan 2005	15 Jan 2012
A J Heath	300,000	—	—		—		300,000		23.25		20 Jun 2006	19 Jun 2013
A J Heath	325,000	—	—		—		325,000		58.50		1 Mar 2009	28 Feb 2014
A J Heath	221,233	—	—		221,233		—		2.00	(13)	28 Feb 2008	27 Feb 2015
A J Heath	157,556	—	—		—		157,556		2.00	(14)	21 Dec 2008	20 Dec 2015
A J Heath	186,507	—	—		—		186,507		2.00	(15)	12 Jun 2009	11 Jun 2016
A J Heath	215,304	—	—		—		215,304		2.00	(16)	15 Dec 2009	14 Dec 2016
A J Heath	—	297,661	—		—		297,661		2.00	(17)	11 Jun 2010	10 Jun 2017

	At 1 April			Cancelled	At 31 March	Exercise		Exercisable
	2007(7)	Granted	Exercised	or expired	2008	price		From		to
A J Heath	—	325,581	—	—	325,581	2.00	(19)	23 Nov 2010		22 Nov 2017

S Komisar(7)	15,000	—	—	—	15,000	39.00		22 Dec 2002		21 Dec 2009
S Komisar(7)	11,629	—	—	—	11,629	37.50		27 Jan 2003		26 Jan 2010
S Komisar(7)	200,000	—	—	—	200,000	43.50		22 Feb 2004		21 Feb 2011
S Komisar(7)	150,000	—	—	—	150,000	23.25		20 Jun 2006		19 Jun 2013
S Komisar(7)	143,045	—	—	—	143,045	58.50		1 Mar 2007		28 Feb 2014
S Komisar(7)	100,251	—	—	—	100,251	2.00	(13)	19 Jul 2008	(11)
S Komisar(7)	72,380	—	—	—	72,380	2.00	(14)	21 Dec 2008	(11)
S Komisar(7)	91,456	—	—	—	91,456	2.00	(15)	12 Jun 2009	(11)
S Komisar(7)	100,173	—	—	—	100,173	2.00	(16)	15 Dec 2009	(11)
S Komisar(7)	—	151,396	—	—	151,396	2.00	(17)	11 Jun 2010	(11)
S Komisar(7)	—	157,980	—	—	157,980	2.00	(19)	23 Nov 2010	(11)

R B Soderstrom(7)	—	423,076	—	—	423,076	2.00	(18)	10 Aug 2010		9 Aug 2017
R B Soderstrom(7)	—	204,651	—	—	204,651	2.00	(19)	23 Nov 2010		22 Nov 2017

Deferred bonus plan
S Komisar(7)	27,594	—	—	—	27,594	2.00	(16)	12 Jun 2008	(11)
S Komisar(7)	—	50,177	—	—	50,177	2.00	(17)	11 Jun 2009	(11)
Savings-related options
J C Christie	14,384	—	—	—	14,384	65.00		1 Feb 2009		31 Jul 2009
Individual
A J Heath	600,000	—	—	—	600,000	39.00		22 Dec 2002		21 Dec 2009

	7,174,878	2,110,670	132,420	489,353	8,663,775

	At 1 April			Cancelled	At 31 March	Exercise	Exercisable
	2006	Granted	Exercised	or expired	2007	price	from	to
Unapproved options
B M Riley	65,000	—	—	—	65,000	46.00	22 Jun 2001	21 Jun 2008
B M Riley	50,000	—	—	—	50,000	39.00	22 Dec 2002	21 Dec 2009
B M Riley	120,000	—	—	—	120,000	43.50	22 Feb 2004	21 Feb 2011
B M Riley	350,000	—	—	—	350,000	39.50	16 Jan 2005	15 Jan 2012
B M Riley	200,000	—	—	—	200,000	23.25	20 Jun 2006	19 Jun 2013
B M Riley	225,000	—	—	41,085	183,915	58.50	1 Mar 2007	28 Feb 2014
B M Riley*(1)	132,420	—	—	—	132,420	2.00	28 Feb 2008	27 Feb 2015
B M Riley*(2)	92,357	—	—	—	92,357	2.00	21 Dec 2008	20 Dec 2015
B M Riley*(3)	—	102,128	—	—	102,128	2.00	12 Jun 2009	11 Jun 2016
B M Riley*(4)	—	119,322	—	—	119,322	2.00	15 Dec 2009	14 Dec 2016
J C Christie	250,000	—	—	—	250,000	39.00	22 Dec 2002	21 Dec 2009
J C Christie	80,000	—	—	—	80,000	43.50	22 Feb 2004	21 Feb 2011
J C Christie	250,000	—	—	—	250,000	39.50	16 Jan 2005	15 Jan 2012
J C Christie	100,000	—	—	—	100,000	23.25	20 Jun 2006	19 Jun 2013
J C Christie	150,000	—	—	27,390	122,610	58.50	1 Mar 2007	28 Feb 2014
J C Christie*(1)	111,416	—	—	—	111,416	2.00	28 Feb 2008	27 Feb 2015
J C Christie*(2)	77,707	—	—	—	77,707	2.00	21 Dec 2008	20 Dec 2015
J C Christie*(3)	—	101,547	—	—	101,547	2.00	12 Jun 2009	11 Jun 2016
J C Christie*(4)	—	118,644	—	—	118,644	2.00	15 Dec 2009	14 Dec 2016
A J Heath	116,300	—	—	—	116,300	175.00	27 Jan 2000	29 Jun 2008
A J Heath	500,000	—	—	—	500,000	43.50	22 Feb 2004	21 Feb 2011

	At 1 April			Cancelled	At 31 March	Exercise	Exercisable
	2006	Granted	Exercised	or expired	2007	price	from	to
A J Heath	1,000,000	—	—	—	1,000,000	39.50	16 Jan 2005	15 Jan 2012
A J Heath	300,000	—	—	—	300,000	23.25	20 Jun 2006	19 Jun 2013
A J Heath	325,000	—	—	—	325,000	58.50	1 Mar 2009	28 Feb 2014
A J Heath*(1)	221,233	—	—	—	221,233	2.00	28 Feb 2008	27 Feb 2015
A J Heath*(2)	157,556	—	—	—	157,556	2.00	21 Dec 2008	20 Dec 2015
A J Heath*(3)	—	186,507	—	—	186,507	2.00	12 Jun 2009	11 Jun 2016
A J Heath*(4)	—	215,304	—	—	215,304	2.00	15 Dec 2009	14 Dec 2016
Savings-related options
J C Christie	14,384	—	—	—	14,384	65.00	1 Feb 2009	31 Jul 2009
Individual
A J Heath	600,000	—	—	—	600,000	39.00	22 Dec 2002	21 Dec 2009

	5,488,373	843,452	—	68,475	6,263,350

	At 1 April				Cancelled	At 31 March	Exercise	Exercisable
	2005	Granted	Exercised		or expired	2006	price	from	to
Approved options
B M Riley	52,955	—	—		52,955	—	68.83	25 Jul 1998	24 Jul 2005
Unapproved options
D W Gration	90,000	—	90,000	(5)	—	—	46.00	22 Jun 2001	21 Jun 2008
B M Riley	65,000	—	—		—	65,000	46.00	22 Jun 2001	21 Jun 2008
B M Riley	50,000	—	—		—	50,000	39.00	22 Dec 2002	21 Dec 2009
B M Riley	120,000	—	—		—	120,000	43.50	22 Feb 2004	21 Feb 2011
B M Riley	350,000	—	—		—	350,000	39.50	16 Jan 2005	15 Jan 2012
B M Riley	200,000	—	—		—	200,000	23.25	20 Jun 2006	19 Jun 2013
B M Riley	225,000	—	—		—	225,000	58.50	1 Mar 2007	28 Feb 2014
B M Riley*(1)	132,420	—	—		—	132,420	2.00	28 Feb 2008	27 Feb 2015
B M Riley*(2)	—	92,357	—		—	92,357	2.00	21 Dec 2008	20 Dec 2015
A Atkinson	100,000	—	100,000	**(5)	—	—	23.25	20 Jun 2006	19 Jun 2013
A Atkinson	135,000	—	135,000	**(5)	—	—	58.50	1 Mar 2007	28 Feb 2014
J C Christie	250,000	—	—		—	250,000	39.00	22 Dec 2002	21 Dec 2009
J C Christie	80,000	—	—		—	80,000	43.50	22 Feb 2004	21 Feb 2011
J C Christie	250,000	—	—		—	250,000	39.50	16 Jan 2005	15 Jan 2012
J C Christie	100,000	—	—		—	100,000	23.25	20 Jun 2006	19 Jun 2013
J C Christie	150,000	—	—		—	150,000	58.50	1 Mar 2007	28 Feb 2014
J C Christie*(1)	111,416	—	—		—	111,416	2.00	28 Feb 2008	27 Feb 2015
J C Christie*(2)	—	77,707	—		—	77,707	2.00	21 Dec 2008	20 Dec 2015
A J Heath	116,300	—	—		—	116,300	175.00	27 Jan 2000	29 Jun 2008
A J Heath	500,000	—	—		—	500,000	43.50	22 Feb 2004	21 Feb 2011
A J Heath	1,000,000	—	—		—	1,000,000	39.50	16 Jan 2005	15 Jan 2012
A J Heath	300,000	—	—		—	300,000	23.25	20 Jun 2006	19 Jun 2013
A J Heath	325,000	—	—		—	325,000	58.50	1 Mar 2009	28 Feb 2014
A J Heath*(1)	221,233	—	—		—	221,233	2.00	28 Feb 2008	27 Feb 2015
A J Heath*(2)	—	157,556	—		—	157,556	2.00	21 Dec 2008	20 Dec 2015
Savings-related options
J C Christie	27,000	—	27,000	(6)	—	—	37.50	1 Apr 2005	31 Oct 2005
J C Christie	—	14,384	—		—	14,384	65.00	1 Feb 2009	31 Jul 2009
Individual
A J Heath	600,000	—	—		—	600,000	39.00	22 Dec 2002	21 Dec 2009

	5,551,324	342,004	352,000		52,955	5,488,373

*	Options issued under the LTIP approved by the shareholders on 27 January 2005. The market price of a share at the date of grant was (1) 57.00p, (2) 78.50p, (3) 85.00p and (4) 73.75p.

**	Following the resignation of A Atkinson from the Board on 19 April 2005, under the rules of the Unapproved Share Option Plan, the Remuneration Committee determined that his options would be exercisable during the period to 31 December 2005.
The market price of a share on the date of exercise was (5) 81.00p and (6) 49.50p
Gains on exercise were as follows:

D W Gration	£31,500
A Atkinson	£88,125
J C Christie	£3,240

Notes

(7)	S Komisar and R B Soderstrom were appointed to the Board on 26 April 2007 and 9 August 2007 respectively. Their options are stated as at their date of appointment.

(8)	B M Riley resigned from the Board on 9 August 2007.

(9)	Following Mr Riley’s resignation from the Board, these awards were forfeited to the extent shown (see Note 10 below).

(10)	Having carefully considered Mr Riley’s performance during his tenure as Finance Director and with due regard to the requirement to mitigate loss, the Committee has exercised its discretion under the terms of the Long term Incentive Plan to allow a proportion of Mr. Riley’s LTIP option awards to vest with effect from 9 August 2007, being the date of his resignation from the Board. In determining whether it was appropriate to exercise this discretion, the Committee gave due consideration to Mr. Riley’s achievements in delivering shareholder value during his tenure as a Director of the Company. The percentage of the LTIP option awards vesting was time apportioned from the date of grant of the award to the date of his termination of employment with the Company on 30 October 2008. All options held by Mr Riley under the Unapproved Scheme at the time of his resignation from the Board had met the relevant performance conditions and were exercisable in full. The Committee has determined that Mr. Riley’s LTIP and Unapproved options will expire 18 months from his termination date, or, if earlier, ten years from the their date of grant.

(11)	Awards made under the terms of the LTIP and DBP to S Komisar are in the form of Performance Shares. LTIP awards vest three years from the date of grant subject to the achievement of the relevant performance conditions. Awards under the DBP vest two years from the date of grant.

(12)	On 7 March 2008, Barry Riley exercised an option over 132,420 ordinary shares granted under the terms of the LTIP. The market price of the Company’s ordinary shares on the date of exercise was 51.00p.
The market price of the Company’s ordinary shares on the date of grant was (13) 57.00p, (14) 78.50p, (15) 85.00p, (16) 73.75p, (17) 58.75p, (18) 52.0p, and (19) 53.75p.
Performance criteria for awards made under the terms of the Company’s share option plans are set out in the table overleaf.
As at 31 March 2008, the market price of the Company’s ordinary shares was 54.00p and fluctuated between 42.75p and 72.50p during the year.

Performance Criteria for Directors’ Share Awards

Plan	Performance condition
Option granted prior to 1 March 2004 under the Unapproved and Approved Share Option Plans	May be exercised on any date between three and ten years from the date of the grant of the option subject to the Company’s share price outperforming the average price of shares in the FTSE Pharmaceutical Index in any three-year period commencing on or after the date of grant of the option.

Option granted on 1 March 2004 under the Unapproved Plan	Performance is measured after three years from the date of grant by measuring the Total Shareholder Return (“TSR”) of the Company against a comparator group consisting of the FTSE All Share Pharmaceutical and Biotech Index.

Options issued to existing holders with a total aggregate value (at the date of grant) of up to four times annual salary	TSR performance	% of award vesting
	Upper quartile	100%
	Median	33%
	Below median	Nil

The Committee must also be satisfied that there has been an improvement in the Company’s underlying financial performance over the period.

	Options granted under the Unapproved Plan on 27 September 2004 matured on 27 September 2007. Following application of the above measures, the Remuneration Committee determined that 35.15% of the shares would vest.

Option granted on 1 March 2004 under the Unapproved Plan	Performance is measured after five years from the date of grant by measuring the TSR of the Company against a comparator group consisting of the FTSE All Share Pharmaceutical and Biotech Index.

For options granted to existing holders with a total aggregate value (at the date of grant) between four and eight times annual salary	TSR performance	% of award vesting
	Upper quartile	100%
	Median	33%
	Below median	Nil

	The Committee must also be satisfied that there has been an improvement in the Company’s underlying financial performance over the period.

Option granted under the 2005 Executive Share Option Plan	Performance is measured after three years from the date of grant by measuring the TSR of the Company against a comparator group consisting of the FTSE All Share Pharmaceutical and Biotech Index excludes those companies in the FTSE 100 (currently AstraZeneca PLC, GlaxoSmithKline PLC and Shire plc)

None of the Directors hold options under this Plan	TSR performance	% of award vesting
	Upper decile	100%
	Upper quartile	80%
	Median	30%
	Below median	Nil

Long Term Incentive Plan	Performance is measured after three years from the date of grant by measuring the TSR of the Company against a comparator group consisting of the FTSE All Share Pharmaceutical and Biotech Index excludes those companies in the FTSE 100 (currently AstraZeneca PLC, GlaxoSmithKline PLC and Shire plc)

	TSR performance	% of award vesting
	Upper decile	100%
	Upper quartile	80%
	Median	30%
	Below median	Nil

	Options granted on 28 February 2005 matured on 28 February 2008. Following application of the above measures, the Remuneration Committee determined that nil shares would vest.

Performance criteria for individual options granted to A J Heath (Individual Plan):	The option may generally be exercised only between the third and tenth anniversary of the date of grant, and on the date of exercise, the share price must have outperformed the average of the FTSE Pharmaceuticals Index in any preceding three-year period.

	The option lapses if A J Heath leaves the Company voluntarily, and must be exercised within three months if his employment ceases by reason of injury, disability, sickness or redundancy. The agreement confers no pensionable benefits. No amendment may be made to the benefit of A J

Plan	Performance condition
Heath without the prior approval of the Company in General Meeting except for minor amendments to benefit the administration of the agreement or to obtain or maintain favourable tax, exchange control or regulatory treatment for A J Heath or any Group Member.

Performance criteria for the Protherics PLC Plan for ex Therapeutic Antibodies employees (TAB Plan):	A J Heath holds options over 116,300 shares under the Protherics PLC Plan for ex Therapeutic Antibodies employees (TAB). There are no performance criteria under this Plan, which mirrors the terms of the Therapeutic Antibodies 1990 Plan, from which the options were transferred.
Transactions with Directors
On 4 January 2007, the Company completed the acquisition of MacroMed Inc. (subsequently renamed Protherics Salt Lake City Inc.). Dr J Gonella was a Non-Executive Director and shareholder of MacroMed Inc. In consideration for his interest in MacroMed Inc., Dr Gonella received 8,245,815 Protherics PLC 2p ordinary shares, valued at £6,102,000 at the date of the transaction with a further 916,202 2p ordinary shares, valued at £678,000 at the date of the transaction, to be issued 18 months after the date of the transaction.
JG Consulting, a business owned by Dr Gonella, has charged the Company for the provision of consultancy services supplied by employees other than Dr Gonella, a total of $61,000 during the year (2007: $71,000, 2006: n/a).
During the prior year, the Company purchased equipment from BCS Global Networks Limited, a Company for which S M Wallis is a Director, at a cost of £28,000. No such purchases were made 2008 or 2006. BCS Global Networks Limited also provided services amounting to £15,000 in the year (2007: £5,000, 2006: £nil). In addition, the Company also purchased services at a cost of £3,000 from LCG Promochem Limited, a subsidiary of LGC Holdings Limited, a company for which S M Wallis is Chairman (2007: £1,000, 2006: £nil).
The Company rents its Nashville office from C. A. Gardner, a family member of S Komisar. During the year the Company paid $140,000 in rent to C. A. Gardner (2007: $120,000; 2006: $103,000).
All the transactions are considered by the Board to be at arms-length.
     8 Finance Income

	2008	2007	2006
	£’000	£’000	£’000

Bank interest and interest on deposits	2,382	1,155	401

     9 Finance Costs

	2008	2007	2006
	£’000	£’000	£’000

Interest payable on finance lease and hire purchase borrowings	238	213	133
Interest payable on bank borrowings	11	17	22
Interest payable on 6% convertible unsecured loan notes	127	134	193
Amortisation of 6% convertible unsecured loan notes	37	41	57
Notes payable to South Australian Minister for Primary Industries	—	1	7
Other	2	11	19

	415	417	431

     10 Tax
An analysis of credit for the year, all relating to continuing operations, is set out below:

	2008	2007	2006
	£’000	£’000	£’000

Current tax
UK corporation tax credit for the current year	—	353	325
Adjustment in respect of prior years UK corporation tax	624	7	—

	624	360	325
Foreign tax	(351)	3	(3)

Total current taxation	273	363	322

Deferred taxation
Reduction in estimate of recoverable deferred tax asset	236	—	(247)
Utilisation of losses	—	(104)	—

	509	259	75

Corporation tax in the UK is calculated at 30% (2007: 30%, 2006: 30%) of the estimated assessable profit for the year. Taxes for other jurisdictions are calculated at the rates prevailing in the respective jurisdictions.
The UK tax credits arising in respect of the prior years were as a result of research and development expenditure claimed under the Finance Act 2000.
The tax for the year is lower (2007 and 2006: lower) than that arising from applying the standard rate of corporation tax in the UK of 30% (2007 and 2006: 30%). The differences are explained below:

	2008	2007	2006
	£’000	£’000	£’000

Loss before tax	(17,251)	(3,616)	(9,563)

Profit on ordinary activities multiplied by rate of corporation tax in the UK of 30% (2007: 30%, 2006: 30%)	(5,175)	(1,085)	(2,869)

Adjustments in respect of foreign tax rates	(463)	778	386
Timing differences between capital allowances and depreciation	673	520	509
Other timing differences	—	3,646	4,041
Other expenditure not deductible for tax purposes	404	692	(302)
Additional tax credit for research and development expenditure incurred	(126)	(449)	(349)
Lower rate of tax on research and development credits surrendered	—	310	284
Addition to / (utilisation of) losses carried forward	4,451	(4,661)	(1,775)
Tax levied on utilisation of overseas losses	351
Adjustments to tax in respect of prior years	(624)	(10)	—

Total taxation	(509)	(259)	(75)

Deferred tax is calculated in full on temporary differences under the liability method using a tax rate of 30% (2007: 30%, 2006: 30%). The movement on the deferred tax account is as shown below:

	2008	2007	2006
	£’000	£’000	£’000

Deferred tax asset recognised at 1 April	99	206	432
Income statement credit / (debit)	236	(104)	(247)
Exchange differences	10	(3)	21

Deferred tax asset recognised at 31 March	345	99	206

The deferred tax asset, which relates to trading losses incurred in Australia, has been recognised in the financial statements following the development of the Company’s products in prior years and the Directors are of the opinion, based on recent and forecast trading, that the level of profits in Australia in the forthcoming years will lead to the realisation of this asset.
In addition to the losses on which the deferred tax asset has been recognised, the Company has additional taxable losses and other timing differences in the United Kingdom and the United States which arose as a result of the research and development incurred during the start-up of the Company’s activities. These losses are available for offset against future taxable profits in these territories. A deferred tax asset has not been recognised in respect of these losses and other temporary differences since the Company does not anticipate generating sufficient taxable profits to utilise these losses within the immediate future and consequently the recoverability of the deferred tax asset is uncertain. The total amount of deferred tax asset not recognised, measured at 28%, the rate of corporation tax in the United Kingdom with effect from 1 April 2008 (2007: 30%, 2006: 30%) is approximately £31 million of which £3 million related to temporary differences and £28 million was in respect of losses (2007: approximately £23 million, of which £1 million related to temporary differences and £22 million was in respect of losses, 2006: approximately £27 million, of which £4 million related to temporary differences and £23 million was in respect of losses).
The movements in the deferred tax asset and liabilities (prior to the offsetting of balances within the same jurisdiction as permitted by IAS 12, Income Taxes) during the year are as shown below. The deferred tax asset and liabilities are only offset where there is a legally enforceable right of offset and there is an intention to settle the balance net.
Deferred tax asset

	Tax losses	Total
	£’000	£’000

At 1 April 2006	206	206
Charged to the income statement	(104)	(104)
Exchange differences	(3)	(3)

At 1 April 2007	99	99

Credited to the income statement	236	236
Exchange differences	10	10

At 31 March 2008	345	345

There were no net recognised deferred tax liabilities at 31 March 2008, 31 March 2007 or 31 March 2006.
At 31 March 2008 the Company had tax losses, subject to the agreement of the Taxation Authorities, of approximately £94 million (2007: £84 million, 2006: £72 million) available for offset against future taxable profits of the same trade. Included within these total losses, approximately £25.0 million (2007: £24.7 million, 2006: £18.6 million) relates to the Company’s US subsidiaries, and of these, the use of £14.7 million (2007: £21.6 million, 2006: £11.5 million) is restricted to US$1.9 million (2007: US$2.7 million, 2006: US$1.5 million) per year.
At the balance sheet date, the aggregate amount of temporary differences associated with undistributed earnings of subsidiaries for which deferred tax liabilities had not been recognised was £nil (2007: £nil, 2006: £nil). No liability has been recognised in respect of these differences because the Company is in a position to control the timing of the reversal of the temporary differences and it is probable that such differences will not reverse in the foreseeable future.

In March 2007, proposals were announced to change the UK rate of corporation tax from 30% to 28% with effect from 1 April 2008.
     11 Loss per Share
Basic loss per share is calculated by dividing the loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year. For diluted loss per share, the weighted average number of ordinary shares in issue would be adjusted to assume conversion of all dilutive potential ordinary shares. The Company would have three categories of dilutive potential ordinary shares: share options, warrants and the 6% convertible unsecured loan notes.
The Company has been loss making in the current and the prior two years and as such, should the Company be called upon to issue shares, the effect would be anti-dilutive.
The calculation of the basic and diluted loss per share is based on the loss of £16,742,000 (2007: £3,357,000, 2006: £9,488,000) and on 339,541,951 ordinary shares (2007: 285,365,704, 2006: 246,854,698) being the weighted average number of ordinary shares in issue. The weighted average number of shares in issue for the year ended 31 March 2006 has been adjusted for the cash placing and open offer the year ended 31 March 2007. This had no effect on the loss per share previously reported.
     12 Goodwill

£’000

Cost
At 1 April 2006	9,199
Additions (see note 29)	1,676
Exchange differences	3

At 1 April 2007	10,878

Exchange differences	(13)

At 31 March 2008	10,865

Accumulated impairment losses
At 1 April 2006, 1 April 2007 and 31 March 2008	—

Carrying amount
31 March 2008	10,865

31 March 2007	10,878

31 March 2006	9,199

The goodwill at 31 March 2007 arose on the acquisition of Enact Pharma PLC in June 2003 and the acquisition of MacroMed Inc. in January 2007, each of which is considered to be a separate cash-generating unit.

The carrying amount of goodwill has been allocated as follows:

	2008	2007
	£’000	£’000

Enact Pharma PLC	9,199	9,199
MacroMed Inc.	1,666	1,679

	10,865	10,878

The Company tests goodwill annually for impairment or more frequently if there are indications that goodwill might be impaired. At 31 March 2008 there were no accumulated impairment losses. The recoverable amount of the cash-generating unit is determined from a value in use calculation.
The key assumptions for the value-in-use calculation are those regarding the launch dates of products which in the cases of Enact Pharma PLC and MacroMed Inc. are principally Voraxaze™ and Oncogel™ respectively, the expected unit sales, and expected changes to selling prices and direct costs during the year. Changes are based on expectations of future changes in the market. A discount rate of 13.06% (2007: 14%) has been applied. The calculations are based upon the most recent cash flow forecasts covering the next 10 years in the case of Voraxaze™ and 20 years in the case of Oncogel™. These forecast periods are calculated based on the expected launch date of the products and expectations of future changes in the market. These forecasts have been approved by management.
     13 Other Intangible Assets

	Patents
	and	Other
	trademarks	intangibles	Total
	£’000	£’000	£’000

Cost
At 1 April 2006	934	615	1,549
Acquisitions	—	18,830	18,830
Exchange differences	(108)	(55)	(163)

At 1 April 2007	826	19,390	20,216

Additions	—	128	128
Exchange differences	(10)	(154)	(164)

At 31 March 2008	816	19,364	20,180

Amortisation
At 1 April 2006	489	—	489
Charge for the year	107	28	135
Exchange differences	(60)	—	(60)

At 1 April 2007	536	28	564

Charge for the year	101	397	498
Exchange differences	(5)	4	(1)
At 31 March 2008	632	429	1,061

Carrying amount
31 March 2008	184	18,935	19,119

31 March 2007	290	19,362	19,652

31 March 2006	445	615	1,060

Patents and trademarks are amortised over their estimated useful lives, which is on average eight years.

	Carrying
	Value	Remaining
	£’000	amortisation period
Significant other intangible assets:

Intangible assets arising from the acquisition of Protherics Salt Lake City Inc. (formerly MacroMed Inc.)	12,075	Not amortised(1)
Customer list purchased from F Hoffman La-Roche Limited	179	6 months(2)
CoVaccine HT™	396	9 years (3)
Advanced In Vitro Cell Technologies S.L. — asset in development	563	Not amortised(1)
Glenveigh Pharmaceuticals LLP — asset in development	5,722	Not amortised(1), (4)

(1)	Assets in development are not amortised until the development is complete and the asset available for use. Upon completion of assets under development, the Company estimates that such assets will have finite useful lives.

(2)	Amortisation commenced in the year over a period of 18 months, which was deemed to be the estimated useful life of the customer list.

(3)	Constitutes a purchased intangible asset.

(4)	On 22 April 2008, the Company announced that in accordance with its license agreement it would make an additional $5 million milestone payment to Glenveigh.
There are no self-generated intangibles.
     14 Property, Plant and Equipment

			Furniture,
	Land &	Plant &	fixtures &
	buildings	machinery	equipment	Total
	£’000	£’000	£’000	£’000
Cost
At 1 April 2006	5,409	9,780	2,258	17,447
Reclassification	—	11	(11)	—
Additions	319	2,290	669	3,278
Acquisition of subsidiary	253	342	28	623
Disposals	(5)	(1,664)	(78)	(1,747)
Exchange differences	(4)	(2)	(25)	(31)

At 1 April 2007	5,972	10,757	2,841	19,570

Reclassification	(14)	9	5	—
Additions	575	2,168	1,131	3,874
Disposals	(61)	(356)	(355)	(772)
Exchange differences	188	245	174	607

At 31 March 2008	6,660	12,823	3,796	23,279

Depreciation
At 1 April 2006	3,354	4,800	1,184	9,338
Reclassification	—	8	(8)	—
Charge for the year	337	666	370	1,373
Disposals	(3)	(1,042)	(66)	(1,111)
Exchange differences	—	(3)	(14)	(17)

At 1 April 2007	3,688	4,429	1,466	9,583

Reclassification	(3)	2	1	—
Charge for the year	394	1,218	464	2,076
Disposals	(5)	(328)	(303)	(636)
Exchange differences	105	170	97	372

At 31 March 2008	4,179	5,491	1,725	11,395

			Furniture,
	Land &	Plant &	fixtures &
	buildings	machinery	equipment	Total
	£’000	£’000	£’000	£’000
Carrying amount
31 March 2008	2,481	7,332	2,071	11,884

31 March 2007	2,284	6,328	1,375	9,987

31 March 2006	2,055	4,980	1,074	8,109

	2008	2007
	£’000	£’000
Land & buildings comprise:
Freehold	1,070	1,213
Short leasehold	1,411	1,071

	2,481	2,284

Plant & machinery includes cost of £426,000 (2007: £498,000) in respect of assets in the course of construction.
The net book value of plant and machinery and furniture, fixtures and equipment includes £4,205,000 (2007: £4,740,000) in respect of assets held under finance lease and hire purchase agreements. Depreciation for the year on those assets was £720,000 (2007: £503,000).
      15 Inventories

	2008	2007
	£’000	£’000

Raw materials and consumables	2,919	2,540
Work in progress	5,964	8,049
Finished goods	1,322	118

	10,205	10,707

      16 Trade and Other Receivables

	2008	2007
	£’000	£’000

Amounts falling due within one year:
Trade receivables	2,418	13,516
Less: Allowance for impairment of receivables	—	—

Trade receivables — net	2,418	13,516
Other receivables	415	560
Prepayments and accrued income	1,142	990

	3,975	15,066

The average credit period taken on sale of goods is 30 days (2007: 30 days). No interest has been charged on the trade receivables balance in the current year (2007: £nil), however the Company reserves the right to charge interest on overdue invoices on an individual case basis where contractually entitled to do so. The Company reviews all overdue debts and provides against any debts based on estimated irrecoverable amounts from the sale of goods, determined by reference to past default experience. In determining the recoverability of a trade receivable, the Company considers any change in the credit quality of the trade receivable from the date credit was initially granted up to the reporting date. In the past four years the Company has not experienced a bad debt.
Before accepting any new customer, the Company uses an external credit agency to assess the potential customer’s credit quality and with reference to these findings and the managements judgement and experience defines each customer a credit limit. Limits attributed to customers are reviewed as necessary based on credit history and customer requirements.

A significant proportion of the Company’s revenue is generated by the sale of its CroFab™ and DigiFab™ products into the US through its distribution agreement with Fougera, a division of Nycomed, which would generally make up the majority of the trade receivables. The carrying value of this and other trade receivables has been determined by the Company’s management based on prior experience and their assessment of the current economic environment. At 31 March 2007, trade receivables included an amount of £10,000,000 due from AstraZeneca UK Ltd in relation to a milestone due on the CytoFab™ licence agreement, an amount which was invoiced in March 2007 and paid in April 2007. The Directors consider that the carrying amount of trade and other receivables approximates to their fair value.
Included in the Company’s trade receivable balance are debtors with a carrying amount of £93,000 (2007: £40,000) which are past due at the reporting date for which the Company has not provided as there has not been a significant change in credit quality and the amounts are still considered recoverable. The Company does not hold any collateral over these balances. The average age of these receivables is 134 days (2007: 167 days).
Ageing of past due but not impaired

	2008	2007
	£’000	£’000

60 to 90 days	32	—
90 to 120 days	—	19
120 days +	61	21

Total	93	40

      17 Cash and Cash Equivalents

	2008	2007
	£’000	£’000

Cash at bank and in hand	7,439	1,216
Short term bank deposits	30,221	38,773

	37,660	39,989
Bank overdrafts (note 19)	(44)	—

	37,616	39,989

Cash and cash equivalents comprise current accounts held by the Company with immediate access and short-term bank deposits with a maturity of three months or less. Market rates of interest are earned on such deposits. The credit risk on such funds is limited because the counterparties are banks with high credit ratings assigned by international credit rating agencies.
      18 Trade and Other Payables

	2008	2007
	£’000	£’000
Current liabilities:
Trade payables	5,447	4,303
Other payables	454	183
Accruals	4,702	2,924
Deferred income	8,607	6,627

	19,210	14,037

Non-current liabilities:
Accruals	104	120
Deferred income	8,566	10,724

	8,670	10,844

Trade payables and accruals principally comprise amounts outstanding for trade purchases and ongoing costs. The average credit taken for trade purchases is 49 days (2007: 48 days). No interest has been charged on the trade payables although certain suppliers have varying terms for payment past due date. The Company has policies in place to manage payments in line with agreements made with each individual supplier.
Included within deferred income are the following capital grants:

	2008	2007
	£’000	£’000

Deferred income — falling due in less than one year	104	102
Deferred income — falling due after more than one year	563	660

	667	762

During the year, capital grants of £9,000 (2007: £nil) were received and £104,000 (2007: £111,000) was released to the income statement. As a result of these grants, the Welsh Development Agency has a legal charge over certain buildings, plant and equipment securing grants received amounting to £33,000 (2007: £33,000) and the Company is required to maintain certain employment levels at its Welsh manufacturing facility.
The Directors consider that the carrying amount of trade payables approximates to their fair value.
      19 Borrowings

	2008	2007
	£’000	£’000

Bank overdrafts	44	—
Bank loans Secured	143	157

	187	157
Notes payable to South Australian Minister for Primary Industries	8	46

	195	203

The borrowings are repayable as follows:
On demand or within one year	54	46
In the second year	141	14
In the third to fifth years inclusive	—	143
After five years	—	—

	195	203

Amounts due for settlement within one year	54	46
Amounts due for settlement after one year	141	157

	195	203

Analysis of borrowings by currency:

		US	Australian
	Sterling	dollars	dollars	Total
	£’000	£’000	£’000	£’000
At 31 March 2008
Bank overdrafts	—	—	44	44
Bank loans	—	143	—	143
Notes payable to South Australian Minister for Primary Industries	—	—	8	8

	—	143	52	195

At 31 March 2007
Bank loans	9	148	—	157
Notes payable to South Australian Minister for Primary Industries	—	—	46	46

	9	148	46	203

The effective interest rates at the balance sheet dates were as follows:

	2008	2007
	%	%

Australian dollar bank overdrafts	13.5	—
Sterling bank loans	—	8.0
US dollar bank loans	5.6	5.6
Notes payable to South Australian Minister for Primary Industries	6.3	6.5
The Directors estimate the fair value of the Company’s borrowings, by discounting the future cash flows at the market rate set out below, to be as follows:

	2008		2007
	£’000%		£’000%

Australian dollar bank overdraft	44	13.5	—	—
Sterling bank loans	—	—	9	9.2
US dollar bank loans	142	6.4	137	9.4
Notes payable to South Australian Minister for Primary Industries	8	6.3	42	6.5

	194		188

The Company had no undrawn committed borrowing facilities available at 31 March 2008 (31 March 2007: £nil).

The other principal features of the Company’s borrowings are as follows:
•	The Company’s Sterling loan was obtained upon the acquisition of Enact Pharma PLC in June 2003. The loan was taken out by Enact Pharma PLC in June 2002. Repayments commenced in March 2003 and continued until August 2007 when the loan was fully repaid. The loan was secured over the assets of that company and its immediate subsidiaries. The loan carried a fixed interest rate of 8% per annum.

•	The Company’s US dollar denominated loan was taken out in August 2004. Repayments commenced in September 2004 and will continue until August 2009, when substantially all of the principal received on inception will become repayable. The loan is secured by a charge over certain of the Company’s assets and carries an interest rate of 5.625%.

•	The notes payable to the South Australian Minister for Primary Industries (the “Minister”) are secured on buildings and equipment of Protherics Australasia Pty Limited. Repayment is in equal annual instalments, with the final instalment due in the year to 31 March 2009. The interest rate is variable at the discretion of the Minister and is payable annually. The rate is currently in line with market interest rates at 6.25% (2007: 6.5%).
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
Upon adoption of IAS 32, Financial Instruments: Disclosure and Information, and IAS 39, Financial Instruments: Recognition and Measurement, at 1 April 2005, the net proceeds received from the issue of the 6% convertible unsecured loan notes have been split between the liability element and an equity component, representing the fair value of the embedded option to convert the liability into the equity of the Company, as follows:

£‘000
Nominal value of convertible loan notes issued	7,196
Equity component at date of issue	(711)

Liability component at date of issue	6,485

	2008	2007
	£‘000	£‘000
Liability component at 1 April	2,100	2,469
Interest charged	37	41
Liability converted to equity	(166)	(410)

Liability component at 31 March	1,971	2,100

The Directors estimate that the fair value of the liability component at 31 March 2008 to be approximately £1,965,000 (2007: £2,047,000) using an interest rate to discount estimated future cash flows of 9.8% (2007: 9.8%).
During the prior year, an additional loan note amounting to £17,000, with identical terms to the original loan notes above, was issued following the exercise of warrants in Enact Pharma Limited (see note 23). The note was considered to be wholly equity and was converted in its entirety shortly after issue.
In addition, a non-interest bearing loan note, repayable at par on 31 March 2026, was issued to CoVaccine BV as consideration for the in-license of the CoVaccine HT adjuvant. The €350,000 loan note could be converted into 295,413 Protherics PLC ordinary 2p shares.
Net proceeds received from the issue of this loan note was split between the liability element and the equity component, representing the fair value of the embedded option to convert the liability into the equity of the Company as follows:

2007
£‘000

Nominal value of convertible loan notes issued	242
Equity component at date of issue	(169)

Liability component at date of issue	73

The entire loan note was converted during the prior year.
A further non-interest bearing note, repayable at par on 31 March 2026, was issued to CoVaccine BV as consideration for the in-licence of the CoVaccine HT adjuvant in the current year. The €300,000 loan note was converted to 253,211 Protherics PLC ordinary 2p shares on 29 November 2007 and has been accounted for entirely as an equity instrument (see note 23).

     21 Obligations under Finance Leases

			Present value
	Minimum lease		of minimum
	payments		lease payments
	2008	2007	2008	2007
	£‘000	£‘000	£‘000	£‘000

Amounts payable under finance leases:
Within one year	1,136	1,392	966	1,048
In the second to fifth years inclusive	1,897	3,084	1,712	2,289

	3,033	4,476	2,678	3,337
Less: future finance charges	(355)	(1,139)

Present value of lease obligations	2,678	3,337	2,678	3,337

Less: Amounts due for settlement within one year (shown within current liabilities)			(966)	(1,048)

Amount due for settlement after one year			1,712	2,289

It is the Company’s policy to lease certain of it plant and equipment under finance leases. The average lease term on inception is three to five years with an option to purchase equipment for a nominal amount at the conclusion of the lease agreement.
For the year ended 31 March 2008, the average effective borrowing rate for the Company was 8.5% (2007: 8.1%). Interest rates are fixed at the contract date. All leases are on a fixed repayment basis and no arrangements have been entered into for contingent rental payments.
The fair value of the Company’s lease obligations approximates to their carrying amount.
The denomination of the Company’s lease obligations were as follows:

	2008	2007
	£‘000	£‘000

Sterling	2,527	3,078
US dollars	32	82
Australian dollars	119	177

	2,678	3,337

The obligations under hire purchase agreements for the Company are secured by a charge over the leased assets.

     22 Derivative Financial Instruments
The Company utilises currency derivatives to hedge significant future transactions and cash flows. The Company is party to a variety of foreign currency forward contracts and options in the management of its exchange rate exposures. The instruments purchased are primarily denominated in US dollars, the currency of the Company’s principal market.
At the balance sheet date, the fair market value of the derivative financial instruments were:

	2008	2007
	£’000	£’000

Contracts with positive fair values:
Forward foreign exchange contracts	—	114

Derivative instrument assets	—	114

Contracts with negative fair values:
Forward foreign exchange contracts	170	—

Derivative instrument liabilities	170	—

Changes in fair market value are recognised in the income statement as they arise. The charge for the year ended 31 March 2008 was £284,000 (2007: credit of 250,000, 2006: charge of £531,000).
All the contracts mature within one year of the balance sheet date.
     23 Share Capital

	2008		2007
	No. Shares	£’000	No. Shares	£’000
Authorised
Ordinary shares of 2p each	485,000,000	9,700	475,000,000	9,500

Allotted, called-up and fully paid Ordinary shares of 2p each

At 1 April	339,128,755	6,783	259,287,068	5,186
Allotted under share option schemes	238,751	4	231,321	5
Cash placing and open offer	—	—	58,715,544	1,174
Issued in consideration of Glenveigh Pharmaceuticals LLP in-licence agreement	—	—	3,093,638	62
Issued as consideration for acquisition of MacroMed Inc.	—	—	15,677,199	314
Conversion of 6% convertible unsecured loan notes	698,892	14	1,828,572	36
Conversion of CoVaccine convertible loan note (note 20)	253,211	5	295,413	6

At 31 March	340,319,609	6,806	339,128,755	6,783

Share warrants
At 31 March 2008 there are unexercised warrants for 100,000 ordinary shares (2007: 100,000 ordinary shares) in Enact Pharma Limited, a company acquired in June 2003, which expire 9 July 2012 and are exercisable at 30p per share. Should these be exercised, the Company is entitled to repurchase these shares by issuing £17.05 of 6% convertible unsecured loan notes per 100 Enact Pharma Limited ordinary shares. The terms of these loan notes are disclosed in note 20 to the accounts.

Share options
Details of outstanding share options are as follows:

	At 1				At 31
	April			Cancelled	March	Exercise
	2007	Granted	Exercised	or expired	2008	price (p)

Date exercisable
Individual unapproved
22 Dec 2002 to 21 Dec 2009	600,000	—	—	—	600,000		39.00
9 July 2002 to 8 July 2010	25,000	—	—	—	25,000		40.00
9 July 2002 to 8 July 2010	15,000	—	—	—	15,000		25.00
9 July 2002 to 31 May 2007	3,850	—	—	3,850	—	US$	6.00
12 Dec 2007 to 11 Dec 2009	40,000	—	—	—	40,000		86.00
12 June 2008 to 11 Jun 2010	40,000	—	—	—	40,000		86.00
Approved
28 Jan 2003 to 27 Jan 2010	46,924	—	5,461	1,856	39,607		37.50
28 Feb 2004 to 27 Feb 2011	264,000	—	35,000	6,000	223,000		43.50
16 Feb 2009 to 15 Feb 2016	25,401	—	—	25,401	—		93.50
Unapproved
22 June 2001 to 21 June 2008	65,000	—	—	—	65,000		46.00
22 Dec 2002 to 21 Dec 2009	385,000	—	—	—	385,000		39.00
27 Jan 2003 to 26 Jan 2010	87,097	—	—	814	86,283		37.50
2 Aug 2003 to 1 Aug 2010	2,908	—	—	—	2,908		28.50
22 Feb 2004 to 21 Feb 2011	1,145,000	—	—	—	1,145,000		43.50
16 Jan 2005 to 15 Jan 2012	2,177,000	—	25,000	127,000	2,025,000		39.50
9 July 2005 to 8 July 2012	350,000	—	—	—	350,000		25.00
20 Jun 2006 to 19 Jun 2013	900,000	—	—	—	900,000		23.25
24 Jun 2006 to 23 Jun 2013	30,000	—	—	5,000	25,000		23.00
1 Mar 2007 to 28 Feb 2014	735,660	—	40,870	—	694,790		58.50
1 Mar 2009 to 28 Feb 2014	325,000	—	—	—	325,000		58.50
27 Sep 2007 to 26 Sep 2014	310,000	—	—	201,035	108,965		49.50
28 Feb 2008 to 27 Feb 2015*(1)	716,475	—	132,420	584,055	—		2.00
19 Jul 2008 to 18 Jul 2015*(2)	113,785	—	—	—	113,785		2.00
7 Sep 2008 to 6 Sep 2015	115,000	—	—	—	115,000		60.50
21 Dec 2008 to 20 Dec 2015*(3)	763,665	—	—	11,607	752,058		2.00
21 Dec 2008 to 20 Dec 2015	85,000	—	—	—	85,000		78.50
12 June 2009 to 11 June 2016*(4)	944,359	—	—	52,434	891,925		2.00
12 June 2008 to 11 June 2016+(1)	109,806	—	—	5,331	104,475		2.00
12 June 2008 to 11 June 2016	10,000	—	—	—	10,000		86.00
11 July 2009 to 10 July 2016	50,000	—	—	—	50,000		86.00
22 Aug 2009 to 21 Aug 2016*(6)	6,383	—	—	—	6,383		2.00
15 Dec 2009 to 14 Dec 2016*(7)	970,615	—	—	60,779	909,836		2.00
15 Dec 2009 to 14 Dec 2016	50,000	—	—	—	50,000		73.75
5 Jan 2010 to 4 Jan 2017	630,000	—	—	50,000	580,000		72.25
11 June 2009 to 10 June 2017+(2)	—	184,317	—	—	184,317		2.00
11 June 2010 to 10 June 2017*(8)	—	1,620,901	—	86,832	1,534,069		2.00
11 June 2010 to 10 June 2017	—	50,000	—	—	50,000		58.75
17 July 2010 to 16 July 2017*(8)	—	8,510	—	—	8,510		2.00
31 July 2010 to 30 July 2017*(9)	—	19,633	—	—	19,633		2.00
10 Aug 2010 to 9 Aug 2017*(10)	—	423,076	—	—	423,076		2.00
28 Sep 2010 to 27 Sep 2017*(11)	—	17,346	—	—	17,346		2.00
23 Nov 2010 to 22 Nov 2017*(12)	—	1,594,962	—	—	1,594,962		2.00
4 Dec 2010 to 3 Dec 2017*(13)	—	13,302	—	—	13,302		2.00
Savings related options
1 Feb 2009 to 31 July 2009	245,954	—	—	78,820	167,134		65.00
1 Feb 2011 to 31 July 2011	381,924	—	—	246,694	135,230		65.00
1 Feb 2010 to 31 July 2010	68,424	—	—	13,033	55,391		58.00
1 Feb 2012 to 31 July 2012	115,749	—	—	61,545	54,204		58.00
1 Jan 2010 to 30 June 2010	—	285,759	—	—	285,759		43.00

	At 1				At 31
	April			Cancelled	March	Exercise
	2007	Granted	Exercised	or expired	2008	price (p)
1 Jan 2012 to 30 June 2012	—	379,746	—	—	379,746	43.00
Protherics PLC option plan for Therapeutic Antibodies Inc. employees
27 Jan 2000 to 29 June 2008	162,238	—	—	45,938	116,300	175.0 to 312.0

	13,112,217	4,597,552	238,751	1,668,024	15,802,994

	At 1				At 31
	April			Cancelled	March	Exercise
	2006	Granted	Exercised	or expired	2007	price (p)
Date exercisable
Individual unapproved
22 Dec 2002 to 21 Dec 2009	600,000	—	—	—	600,000		39.00
9 July 2002 to 8 July 2010	25,000	—	—	—	25,000		40.00
9 July 2002 to 8 July 2010	15,000	—	—	—	15,000		25.00
9 July 2002 to 31 May 2007	3,850	—	—	—	3,850	US$	6.00
12 Dec 2007 to 11 Dec 2009	—	40,000	—	—	40,000		85.00
12 June 2008 to 11 Jun 2010	—	40,000	—	—	40,000		85.00
Approved
28 Jan 2003 to 27 Jan 2010	49,245	—	2,321	—	46,924		37.50
28 Feb 2004 to 27 Feb 2011	292,000	—	24,000	4,000	264,000		43.50
16 Feb 2009 to 15 Feb 2016	25,401	—	—	—	25,401		93.50
Unapproved
22 June 2001 to 21 June 2008	170,000	—	105,000	—	65,000		46.00
22 Dec 2002 to 21 Dec 2009	485,000	—	100,000	—	385,000		39.00
27 Jan 2003 to 26 Jan 2010	87,097	—	—	—	87,097		37.50
2 Aug 2003 to 1 Aug 2010	2,908	—	—	—	2,908		28.50
22 Feb 2004 to 21 Feb 2011	1,145,000	—	—	—	1,145,000		43.50
16 Jan 2005 to 15 Jan 2012	2,177,000	—	—	—	2,177,000		39.50
9 July 2005 to 8 July 2012	350,000	—	—	—	350,000		25.00
20 Jun 2006 to 19 Jun 2013	900,000	—	—	—	900,000		23.25
24 Jun 2006 to 23 Jun 2013	30,000	—	—	—	30,000		23.00
1 Mar 2007 to 28 Feb 2014	900,000	—	—	164,340	735,660		58.50
1 Mar 2009 to 28 Feb 2014	325,000	—	—	—	325,000		58.50
27 Sep 2007 to 26 Sep 2014	310,000	—	—	—	310,000		49.50
28 Feb 2008 to 27 Feb 2015*(1)	716,475	—	—	—	716,475		2.00
19 Jul 2008 to 18 Jul 2015*(2)	113,785	—	—	—	113,785		2.00
7 Sep 2008 to 6 Sep 2015	115,000	—	—	—	115,000		60.50
21 Dec 2008 to 20 Dec 2015*(3)	763,665	—	—	—	763,665		2.00
21 Dec 2008 to 20 Dec 2015	85,000	—	—	—	85,000		78.50
12 June 2009 to 11 June 2016*(4)	—	953,820	—	9,461	944,359		2.00
12 June 2008 to 11 June 2016+	—	109,806	—	—	109,806		2.00
12 June 2008 to 11 June 2016	—	10,000	—	—	10,000		85.00
11 July 2009 to 10 July 2016	—	50,000	—	—	50,000		78.50
1 Aug 2009 to 31 July 2016*(5)	—	9,284	—	9,284	—		2.00
22 Aug 2009 to 21 Aug 2016*(6)	—	6,383	—	—	6,383		2.00
15 Dec 2009 to 14 Dec 2016*(7)	—	970,615	—	—	970,615		2.00
15 Dec 2009 to 14 Dec 2016	—	50,000	—	—	50,000		73.75
5 Jan 2010 to 4 Jan 2017	—	740,000	—	110,000	630,000		72.25
Savings related options
1 Feb 2009 to 31 July 2009	270,118	—	—	24,164	245,954		65.00
1 Feb 2011 to 31 July 2011	401,738	—	—	19,814	381,924		65.00
1 Feb 2010 to 31 July 2010	—	68,424	—	—	68,424		58.00
1 Feb 2012 to 31 July 2012	—	115,749	—	—	115,749		58.00
Protherics PLC option plan for Therapeutic Antibodies Inc. employees
27 Jan 2000 to 29 June 2008	162,238	—	—	—	162,238		175.0 to 312.0

	10,520,520	3,164,081	231,321	341,063	13,112,217

*	Options issued under the long term incentive plan, approved by the shareholders on 27 January 2005. The price of a share at the date of grant was (1) 54.75p, (2) 57.00p, (3) 78.50p, (4) 85.00p, (5) 80.00p, (6) 79.25p, (7) 73.75p, (8) 58.75p, (9) 47.75p, (10) 52.00p, (11) 49.00p, (12) 53.75p and (13) 54.75p.

+	Options issued under the deferred bonus plan, approved by the shareholders on 27 January 2005. The price of a share at the date of grant was (1) 85.00p and (2) 58.75p.
     24 Share Premium Account

	2008	2007
	£’000	£’000

At 1 April	135,951	86,770
Premium arising on issue of equity shares:
Allotted under share option schemes	49	94
Cash placing and open offer	—	36,991
Issued in consideration of Glenveigh Pharmaceuticals LLP in-licence Agreement	—	2,227
Issued as consideration for acquisition of MacroMed Inc.	—	11,288
Conversion of unsecured convertible loan notes	292	683
Expenses on issue of equity shares	—	(2,102)

At 31 March	136,292	135,951

     25 Statement of Changes in Equity

			Shares			Cumulative
	Share	Share	to be	Merger	Equity	translation	Retained
	capital	premium	issued	reserve	reserve	reserve	earnings	Total
	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000

Balance at 1 April 2006	5,186	86,770	—	51,163	263	(191)	(116,839)	26,352

Currency translation adjustments	—	—	—	—	—	749	—	749

Net income recognised directly in equity	—	—	—	—	—	749	—	749
Loss for the year	—	—	—	—	—	—	(3,357)	(3,357)

Total recognised profit / (loss) for the year	—	—	—	—	—	749	(3,357)	(2,608)

New share capital subscribed	1,560	48,499	—	—	—	—	—	50,059
Shares to be issued	—	—	1,289	—	—	—	—	1,289
New loan notes issued	—	—	—	—	186	—	—	186
Conversion of convertible loan notes	37	682	—	—	(229)	—	—	490
Employee share option scheme	—	—	—	—	—	—	703	703

Balance at 31 March 2007	6,783	135,951	1,289	51,163	220	558	(119,493)	76,471

Currency translation adjustments	—	—	—	—	—	236	—	236

Net income recognised directly in equity	—	—	—	—	—	236	—	236
Loss for the year	—	—	—	—	—	—	(16,742)	(16,742)

Total recognised profit / (loss) for the year	—	—	—	—	—	236	(16,742)	(16,506)

New share capital subscribed	4	49	—	—	—	—	—	53
Conversion of convertible loan notes	19	292	—	—	(17)	—	—	294
Employee share option scheme	—	—	—	—	—	—	1,240	1,240

Balance at 31 March 2008	6,806	136,292	1,289	51,163	203	794	(134,995)	61,552

The merger reserve arose upon a merger involving the Company in September 1999. The equity reserve arises from the 6% convertible unsecured loan notes (see note 20).
Goodwill on acquisition written off in prior years amounts to £1,909,000 (2007: £1,909,000, 2006: £1,909,000).
The equity reserve arises from the 6% convertible unsecured loan notes (see note 20).
     26 Operating Lease Commitments

	2008	2007
	£’000	£’000

Minimum lease payments under operating leases recognised in income for the year	896	544

At the balance sheet date, the outstanding commitments for future minimum lease payments under non-cancellable operating leases fell due as follows:

	2008		2007
		Vehicles,		Vehicles,
		plant and		plant and
	Property	equipment	Property	Equipment
	£’000	£’000	£’000	£’000

Within one year	926	3	535	14
In the second to fifth years inclusive	3,166	10	510	18
After five years	—	—	—	—

	4,092	13	1,045	32

Operating lease payments represent rentals payable for certain of its office properties, plant and equipment under non-cancellable operating lease agreements. Vehicle, plant and equipment leases have lease terms between one and five years with no option to extend nor purchase at expiry of the lease period.
The Company leases property in Salt Lake City, Nashville, Utah, London, Runcorn and Australia. These leases have lease terms between one and five years. The leases in Nashville, Salt Lake City and Australia contain options to extend for a further three, three and five years respectively. In event of renewal the lease contracts contain market review clauses. None of the property leases provide the Company with an option to purchase the leased asset at the expiry of the lease period.
     27 Financial Instruments
Capital risk management

The Company manages its capital to ensure that entities in the Company will be able to continue as a going concern while maximising the return to stakeholders through the optimisation of the debt and equity balance. The Company’s overall strategy remains unchanged from 2007.
The capital structure of the Company consists of debt, which includes the borrowings disclosed in note 19 and 6% convertible unsecured loan notes disclosed in note 20 and equity attributable to the shareholders, comprising issued capital, reserves and retained earnings as disclosed in notes 23, 24 and 25.
Gearing ratio
Due to the nature and risk associated with the Company’s operations, the Company is restricted in its ability to increase its gearing ratio as determined by the proportion of net debt to equity. The Company therefore envisages that this ratio would remain as a relatively low level although the Board of Directors continues to monitor both the position of the Company’s operations and the capital markets to assess the most appropriate structure for the Company.

Significant accounting policies
Details of the significant accounting policies and methods adopted, including criteria for recognition, the basis of measurement and the basis on which income and expenses are recognised, in respect of each class of financial asset, financial liability and equity instrument are disclosed in note 2 to the financial statements.
Categories of financial assets and financial liabilities

	Loans and	Amortised	Financial
	receivables	cost	instruments	Total
	£’000	£’000	£’000	£’000

2008

Trade and other receivables	3,975	—	—	3,975
Derivative financial instruments	—	—	(170)	(170)
Cash and cash equivalents	37,660	—	—	37,660
Borrowings	—	(195)	—	(195)
Trade and other payables	—	(32,899)	—	(32,899)

	41,635	(33,094)	(170)	8,371

2007

Trade and other receivables	15,066	—	—	15,066
Derivative financial instruments	—	—	114	114
Cash and cash equivalents	39,989	—	—	39,989
Borrowings	—	(203)	—	(203)
Trade and other payables	—	(30,591)	—	(30,591)

	55,055	(30,794)	114	24,375

Financial risk management objectives
The Company’s treasury function provides services to the business, co-ordinates access to the domestic and international financial markets, monitors and manages the financial risks relating to the operations of the Company through internal risk reports which analyse exposures by degree and magnitude of risks. These risks include market risk (including currency risk, fair value interest rate risk and price risk), credit risk, liquidity risk and cash flow interest rate risk.
The Company seeks to minimise the effects of these risks by using derivative financial instruments to hedge these risk exposures. The use of financial derivatives is governed by the Company’s policies approved by the Board of Directors. The Company does not enter into or trade financial instruments, including derivative financial instruments, for speculative purposes.
Market risk
Market risk is the risk that changes in the market prices, such as foreign exchange rates, interest rates and equity prices will affect the Company’s income or the value of its holding of financial instruments.
The Company’s activities expose it primarily to the financial risks of changes in foreign currency exchange rates, which is covered in more detail below. The Company enters into derivative financial instruments to manage its exposure foreign currency risk, in the form of forward foreign exchange contracts to hedge the exchange rate risk arising from the expected US dollar sales on a rolling twelve-month basis.
There has been no change to the Company’s exposure to market risks or the manner in which it manages and measures the risk.

Foreign currency risk management
The Company undertakes certain transactions denominated in foreign currencies. Hence, exposure to exchange rate fluctuations arises. Exchange rate exposures are managed within approved policy parameters utilising forward foreign exchange contracts.
The carrying amounts of the Company’s foreign currency denominated monetary assets and monetary liabilities at the reporting date are as follows:

	Liabilities		Assets
	2008	2007	2008	2007
	£’000	£’000	£’000	£’000

US dollar	(13,692)	(14,613)	8,789	4,404
Australian dollar	(1,041)	(661)	446	345

	(14,733)	(15,274)	9,235	4,749

Foreign currency sensitivity analysis
The Company is mainly exposed to the US and Australian dollar currency.
The following table details the Company’s sensitivity to a 10% increase and decrease in Sterling against the US and Australian dollar. 10% is the sensitivity rate used when reporting foreign currency risk internally to key management personnel and represents management’s assessment of the reasonably possible change in foreign exchange rates. The sensitivity analysis includes only outstanding foreign currency denominated monetary items and adjusts their translation at the period end for a 10% change in foreign currency rates. The sensitivity analysis includes external loans as well as loans to foreign operations within the Company where the denomination of the loan is in a currency other than the currency of the lender or the borrower. A positive number below indicates an increase in profit and other equity where Sterling strengthens 10% against the US and Australian dollar. For a 10% weakening of Sterling against the US and Australian dollar, there would be an equal and opposite impact on the profit or loss and other equity, and the balances below would be negative.

	US dollar		Australian dollar
	2008	2007	2008	2007
	£’000	£’000	£’000	£’000

Profit or loss	(570)	(2)	(1)	(1)
Other equity	674	930	55	30

	104	928	54	29

The Company’s sensitivity to foreign currency has decreased during the current year mainly due to a significant amount of US denominated cash being held in the parent Company, which has offset the US denominated liabilities held in the Company’s US entities.

Forward foreign exchange contracts
It is the policy of the Company to enter into forward foreign exchange contracts to cover specific foreign currency receipts within 70% to 100% of the exposure generated. The Company also enters into forward foreign exchange contracts to manage the risk associated with anticipated sales and purchase transactions out to 12 months within 70% to 100% of the exposure generated.
The following table details the forward foreign currency contracts (FCC) outstanding as at reporting date:

	Average Exchange Rate		Foreign Currency		Contract value		Fair value
	2008	2007	2008	2007	2008	2007	2008	2007
			‘000s	‘000s	£’000	£’000	£’000	£’000

FCC
Buy Australian dollar
Less than 3 months	—	2.4560	—	1,000	—	407	—	412

Sell US dollar
Less than 3 months	2.0467	1.8730	4,000	8,000	(1,954)	(4,271)	(2,025)	(4,169)
3 to 6 months	2.0399	1.8730	5,000	600	(2,451)	(320)	(2,550)	(313)
6 to 9 months	—	—	—	—	—	—	—	—
9 to 12 months	—	—	—	—	—	—	—	—

					(4,405)	(4,184)	(4,575)	(4,070)

Changes in fair market value are recognised in the income statement as they arise. The loss for the year ended 31 March 2008 was £284,000 (2007: profit of £250,000, 2006: loss of £531,000).
Interest rate risk management
The Company is not exposed to significant interest rate risk as the Company does not have significant floating rate borrowings although the Company does carry significant cash balances on which it seeks to maximise interest return by using a variety of short-term, fixed high-interest deposit and money-market accounts. The Company’s exposure to interest rates on financial assets and financial liabilities are detailed in the liquidity risk management section of this note.
Credit risk management
Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Company. The Company has adopted a policy of only dealing with creditworthy counterparties and obtaining sufficient collateral, where appropriate, as a means of mitigating the risk of financial loss from defaults. The Company only transacts with entities that are rated the equivalent of investment grade and above. This information is supplied by independent rating agencies where available and, if not available, the Company uses other publicly available financial information and its own trading records and judgement to rate its major customers.
A significant element of the Company’s revenue and trade receivables balance is generated from sales to one customer in the US. Management are constantly in communication with this customer and monitor both sales and payments from this customer to minimise the credit risk exposure.
The carrying amount of financial assets recorded in the financial statements, which is net of impairment losses, represents the Company’s maximum exposure to credit risk without taking account of the value of any collateral obtained.
Liquidity risk management
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.
Ultimate responsibility for liquidity risk management rests with the Board of Directors, which has built an appropriate liquidity risk management framework for the management of the Company’s short, medium and long-term funding and liquidity requirements. The Company manages liquidity risk by maintaining adequate reserves, banking facilities and reserve borrowing facilities, by continuously monitoring forecast and actual cash flows and matching the maturity profiles of financial assets and liabilities.

Liquidity and interest risk tables
The following tables detail the Company’s remaining contractual maturity for their non-derivative financial liabilities. The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Company can be required to pay. The table includes both interest and principal cash flows.

	Weighted average
	effective interest	Less than	1 to 3	3 months
	rate	1 month	months	to 1 year	1 to 5 years	5 + years	Total
	%	£’000	£’000	£’000	£’000	£’000	£’000

2008
Non interest bearing	—	4,554	8,201	6,825	8,670	—	28,250
Finance lease liability	8.50	95	189	852	1,897	—	3,033
Variable interest rate instruments	6.25	8	—	—	—	—	8
Fixed interest rate instruments	6.13	44	67	69	2,390	—	2,570

		4,701	8,457	7,746	12,957	—	33,861

2007
Non interest bearing	—	3,144	5,923	5,243	9,344	1,500	25,154
Finance lease liability	8.06	116	232	1,044	3,084	—	4,476
Variable interest rate instruments	6.50	—	6	29	11	—	46
Fixed interest rate instruments	5.98	—	67	78	2,528	—	2,673

		3,260	6,228	6,394	14,967	1,500	32,349

The following table details the Company’s liquidity analysis for their derivative financial instruments. The table has been drawn up based on the undiscounted gross inflows and (outflows) on those derivatives that require gross settlement. When the amount payable or receivable is not fixed, the amount disclosed has been determined by reference to the projected interest rates as illustrated by the yield curves existing at the reporting date.

	Less than	1 to 3	3 months	1 to 5
	1 month	months	to 1 year	years	5 + years	Total
	£’000	£’000	£’000	£’000	£’000	£’000

2008
Gross settled:
Foreign exchange forward contracts	—	1,955	2,451	—	—	4,406

2007
Gross settled:
Foreign exchange forward contracts	661	3,203	320	—	—	4,184

     28 Capital and Other Financial Commitments

	2008	2007
	£’000	£’000

Contracts placed for future capital expenditure not provided in the financial statements	126	581

     29 Acquisition of business operations
On 4 January 2007, the Company acquired 100% of the issued share capital of MacroMed Inc. (subsequently renamed Protherics Salt Lake City Inc.), a private US Company, in order to access its lead product Oncogel®, a novel sustained release formulation of Paclitaxel for local administration in oesophageal and brain cancers. Prior to the acquisition, the Company had loaned $1 million to MacroMed Inc.
The goodwill arising on acquisition resulted from assets which could not be recognised separately including early stage pipeline products and a highly skilled workforce.
Protherics Salt Lake City Inc. contributed revenue of £26,000 and a loss of £637,000 in the period from acquisition to 31 March 2007.

		Fair
	Book	value	Fair
	value	adjustment	value
	£’000	£’000	£’000

Non-current assets:
Intangible assets	157	12,051	12,208
Property, plant & equipment	623	—	623
Current assets	432	—	432
Current liabilities (1)	(1,680)	178	(1,502)
Non-current liabilities	(241)	194	(47)

Total assets acquired	(709)	12,423	11,714
Goodwill	—	1,676	1,676

Total consideration	(709)	14,099	13,390
Settled by equity (issued at market value on date of acquisition)			(11,602)
Deferred consideration, to be paid in equity			(1,289)

Cash paid			499
Cash and cash equivalents included in undertaking acquired			(125)

Net cash consideration			374

(1)	Includes £509,000 advanced to MacroMed Inc. by the Company prior to its acquisition.
Total consideration includes £499,000 of directly attributable costs.
Deferred tax liabilities that arose on the recognition of in process research and development were offset by deferred tax assets relating to trading losses.
Notes disclosing the revenue and loss for the Company had the acquisition been completed on the first day of the financial year have not been provided as the Board of Directors believe disclosure of this information would be impracticable since, for the period to acquisition, MacroMed Inc.’s ongoing operations had been substantially reduced due to financial constraints which affected its financial structure, financing costs, operations and activity levels, most notably its expenditure on research and development. For the period after the acquisition to 31 March 2007, the operations, expenditure and financial structure of MacroMed Inc. differed significantly.

     30 Share-Based Payments
The Company has elected to apply IFRS 2, Share-Based Payments to all share-based awards and options granted post 7 November 2002 that had not vested by 1 January 2005. These options have been issued under the Unapproved Share Option Plan, individual option arrangements, the Executive Share Option Plan (ESOP), the Long-term Incentive Plan (LTIP), Savings Related Share Option Plan and the Deferred Bonus Plan.
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
The fair values of the options granted, performance criteria, and the assumptions used in the calculation of fair value are as follows:

Awards under ESOP and unapproved share option plan

	20 Jun	24 Jun	1 Mar	1 Mar	27 Sep	7 Sep
Grant date	2003	2003	2004	2004	2004	2005

Share price at grant date (p)	23.25	23.00	58.50	58.50	49.50	60.50
Exercise price (p)	23.25	23.00	58.50	58.50	49.50	60.50
Number of employees	10	2	15	1	3	2
Shares under option	1,250,000	30,000	1,240,000	325,000	310,000	115,000
Fair value (p)	9.45	9.45	25.57	33.77	19.31	19.98
Dividends yield	—	—	—	—	—	—
Vesting period (years)	3	3	3	5	3	3
Expected volatility	46.2%	46.2%	47.0%	47.0%	45.3%	38.5%
Option life (years)	10	10	10	10	10	10
Expected life (years)	5	5	5	5	5	5
Risk free rate	3.75%	3.75%	4.64%	4.64%	4.74%	4.12%
Performance criteria	(1)	(1)	(2)	(3)	(2)	(4)

	21 Dec	16 Feb	12 Jun	11 July	15 Dec	5 Jan
Grant date	2005	2006	2006	2006	2006	2007

Share price at grant date (p)	78.50	93.50	85.00	78.50	73.75	72.25
Exercise price (p)	78.50	93.50	85.00	78.50	73.75	72.25
Number of employees	5	1	1	1	1	35
Shares under option	85,000	25,401	10,000	50,000	50,000	740,000
Fair value (p)	31.38	45.41	31.54	31.50	31.76	35.85
Dividends yield	—	—	—	—	—	—
Vesting period (years)	3	3	3	3	3	3
Expected volatility	41.0%	41.2%	41.2%	41.2%	41.5%	41.6%
Option life (years)	10	10	10	10	10	10
Expected life (years)	5	5	5	5	5	5
Risk free rate	4.68%	4.68%	4.59%	4.68%	4.63%	4.68%
Performance criteria	(4)	(4)	(4)	None	None	(4)

LTIP awards

	28 Feb	19 July	21 Dec	12 Jun	1 Aug	22 Aug	15 Dec
Grant date	2005	2005	2005	2006	2006	2006	2006

Share price at grant date (p)	54.75	57.00	78.50	85.00	80.00	79.25	73.75
Exercise price (p)	2.00	2.00	2.00	2.00	2.00	2.00	2.00
Number of employees	22	2	16	34	1	1	16
Shares under option	741,669	113,785	775,887	953,820	9,284	6,383	970,615
Fair value (p)	33.71	38.22	60.86	52.89	53.94	52.66	55.65
Dividends yield	—	—	—	—	—	—	—
Vesting period (years)	3	3	3	3	3	3	3
Expected volatility	41.8%	39.0%	41.0%	41.2%	40.9%	40.9%	41.5%
Option life (years)	10	10	10	10	10	10	10
Expected life (years)	5	5	5	5	5	5	5
Risk free rate	4.68%	4.18%	4.68%	4.59%	4.68%	4.68%	4.63%
Performance criteria	(4)	(4)	(4)	(4)	(4)	(4)	(4)

	11 Jun	17 July	31 July	10 Aug	28 Sep	23 Nov	3 Dec
Grant date	2007	2007	2007	2007	2007	2007	2007

Share price at grant date (p)	58.75	58.75	47.75	52.00	49.00	53.75	54.75
Exercise price (p)	2.00	2.00	2.00	2.00	2.00	2.00	2.00
Number of employees	43	1	1	1	1	23	1
Shares under option	1,620,901	8,510	19,633	423,076	17,346	1,594,962	13,302
Fair value (p)	57.24	36.22	25.76	30.38	29.31	37.32	38.37
Dividends yield	—	—	—	—	—	—	—
Vesting period (years)	3	3	3	3	3	3	3
Expected volatility	42.2%	42.5%	42.5%	42.5%	42.1%	41.4%	41.0%
Option life (years)	10	10	10	10	10	10	10
Expected life (years)	5	5	5	5	5	5	5
Risk free rate	5.56%	5.65%	5.35%	5.35%	5.04%	5.18%	5.18%
Performance criteria	(4)	(4)	(4)	(4)	(4)	(4)	(4)

Other awards

	11 Jan	11 Jan	12 Jan	12 Jan	19 Dec	19 Dec
	2006	2006	2007	2007	2007	2007
	Share-	Share-	Share-	Share-	Share-	Share-
Grant date	save	save	save	save	save	save

Share price at grant date (p)	86.00	86.00	75.50	75.50	50.25	50.25
Exercise price (p)	65.00	65.00	58.00	58.00	43.00	43.00
Number of employees	38	35	14	9	29	16
Shares under option	270,118	401,738	68,424	115,749	285,759	379,746
Fair value (p)	37.20	44.09	32.59	39.81	21.26	25.43
Dividends yield	—	—	—	—	—	—
Vesting period (years)	3	5	3	5	3	5
Expected volatility	41.2%	40.9%	39.6%	41.8%	42.5%	40.5%
Option life (years)	3.5	5.5	3.5	5.5	3.5	5.5
Expected life (years)	3.0	5.0	3.0	5.0	3.0	5.0
Risk free rate	4.10%	4.10%	5.18%	5.04%	4.52%	4.61%
Performance criteria	None	None	None	None	None	None

Grant date	12 Jun 2006 Deferred Bonus	11 Jun 2007 Deferred Bonus	12 Jun 2006 Individual	12 Jun 2006 Individual

Share price at grant date (p)	85.00	58.75	85.00	85.00
Exercise price (p)	2.00	2.00	85.00	85.00
Number of employees	8	7	(5)	(5)
Shares under option	109,806	184,317	40,000	40,000
Fair value (p)	83.18	57.24	26.16	28.8
Dividends yield	—	—	—	—
Vesting period (years)	2	2	1.5	2.0
Expected volatility	42.7%	42.2%	42.7%	42.7%
Option life (years)	10.0	10.0	2.5	3.0
Expected life (years)	5.0	5.0	2.5	3.0
Risk free rate	4.59%	5.56%	4.59%	4.59%
Performance criteria	None	None	None	None
(1)	To vest, the Company’s share price is required to outperform the average price of shares in the FTSE All Share Pharmaceutical and Biotech Index in any three year period commencing on or after the date of grant of the option.

(2)	Company performance will be measured once only after three years from the date of grant of the option. If the Total Shareholder Return of the Company reaches the median of the FTSE All Share Pharmaceutical and Biotech Index, one third of the shares under option become exercisable, rising on a sliding scale such that all the shares under option become exercisable if the Company’s performance is at or above the upper quartile. The Remuneration Committee must also be satisfied that there has been an improvement in the Company’s underlying financial performance over the period.

(3)	As (2) except that company performance measured after five years.

(4)	Provided the Remuneration Committee is satisfied that the Company has achieved sound underlying performance, awards will vest based on the Company’s Total Shareholder Return (TSR). Company performance will be measured after three years from grant by measuring the TSR of the Company against a comparator group consisting of the primary listed components of the FTSE All Share Pharmaceutical and Biotech Index but excluding those companies in the FTSE 100 (currently AstraZeneca PLC, GlaxoSmithKline PLC and Shire plc). TSR will normally be averaged across a period of three months before the date of the reward and three months before the date on which the performance period ends, although the Committee may determine that a different averaging period is appropriate and properly reflective of management performance but in any event this will not be more than six months or less than one month. No award will vest if the Company’s TSR is below the median of the comparator group, 30% will vest if the Company’s TSR is at the median position, 80% if the Company’s TSR is at the upper quartile and 100% if at the upper decile. Awards will vest on a sliding scale between each step.

(5)	Granted to non-employee.
The expected volatility is based on historical volatility over the expected life, being the average expected period to exercise, of the option as at the date of grant. The risk free rate of return is the yield on zero-coupon UK government bonds of a term consistent with the expected life at the date of grant.
A reconciliation of the option movements over the year to 31 March 2008 is shown below:

		2008		2007
		Weighted		Weighted
		average		Average
		option		option
		price		price
	Number	pence	Number	pence

Outstanding at 1 April	13,112,217	36.17	10,912,449	57.53
Granted	4,597,552	8.55	3,164,081	26.39
Exercised	(238,751)	22.49	(231,321)	42.63
Cancelled or expired	(1,668,024)	38.74	(732,992)	309.93

Outstanding at 31 March	15,802,994	28.07	13,112,217	36.17

Exercisable at 31 March	6,846,853	41.93	6,994,677	43.54

	2008				2007
	Weighted				Weighted
	average		Weighted average		average		Weighted average
Range of	option	Number	remaining life		option		remaining life
exercise	price	of	Expected	Contractual	price	Number of	Expected	Contractual
prices	pence	shares	years	years	pence	shares	years	years

Below 20p	2.0	6,579,008	3.9	9.0	2.0	3,625,088	4.0	9.0
20p — 40p	34.7	4,428,798	0.1	3.6	34.9	4,593,929	0.3	4.6
40p — 60p	48.8	3,411,855	1.0	4.1	50.2	3,053,833	0.9	5.0
60p — 80p	69.9	1,182,364	3.0	6.9	68.9	1,557,878	3.9	7.0
80p — 100p	85.0	84,669	2.0	2.3	86.9	115,401	3.3	4.8
Above 100p	175.0	116,300	—	0.3	216.8	166,088	—	1.2
The weighted average share price for options exercised over the year was 53.2p (2007: 83.7p). The total charge for the year relating to employee share-based payment plans was £1,208,000 (2007: £713,000), all of which related to equity-settled share-based payment transactions.
     31 Retirement Benefit Schemes
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

     32 Notes to the Consolidated Cash Flow Statements
Reconciliation of operating loss to net cash flow from operating activities:

	2008	2007	2006
	£’000	£’000	£’000

Loss for the year	(16,742)	(3,357)	(9,488)
Tax	(509)	(259)	(75)
Finance costs	415	417	431
Finance income	(2,382)	(1,155)	(401)

Operating loss	(19,218)	(4,354)	(9,533)

Adjustments for:
Change in fair value of derivatives	284	(250)	531
Deferred grant income	(104)	(111)	(78)
Share-based payment costs	1,240	703	311
Depreciation of property, plant and equipment	2,076	1,373	1,391
Amortisation of intangible fixed assets	498	135	114
Loss on disposal of property, plant and equipment	134	634	108

Operating cash flows before movements in working capital	(15,090)	(1,870)	(7,156)

Decrease in inventories	686	131	1,903
Decrease / (increase) in receivables	11,054	(10,575)	(1,135)
Increase / (decrease) in payables	3,224	(3,737)	18,997

Net cash (outflow) / inflow from operating activities	(126)	(16,051)	12,609

The decrease in receivables for the year ended 31 March 2008 is primarily a result of the receipt of the £10 million milestone payment from AstraZeneca UK Ltd in April 2007.
Additions to the Company’s plant and equipment during the year amounting to £403,000 (2007: £2,252,000) were financed by new finance leases.
Cash and cash equivalents (which are presented as a single class of assets on the face of the balance sheet) comprise cash at bank and other short-term highly liquid investments with a maturity of three months or less.
     33 Related Party Transactions
Transactions between the Company and its subsidiaries, which are related parties, have been eliminated on consolidation and are not disclosed in this note.
Details of consultancy fees earned by Directors during the year and fees paid to third parties for Directors’ consultancy services are disclosed in note 7. No amounts were outstanding at 31 March 2008 (2007: £nil, 2006: £nil).